                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-66213


                                 (PIONEER LOGO)

                                                                October 28, 1998

Dear Shareholder:

We are pleased to enclose your Notice of Special Meeting and Prospectus/Proxy Statement for the Special Meeting of Shareholders of Pioneer Bancshares, Inc. ("Pioneer") to be held on November 19, 1998 at 9:00 a.m., local time, at Pioneer's main office at 801 Broad Street, Chattanooga, Tennessee (the "Special Meeting").

At the Special Meeting you will be asked to consider and vote on a proposal to approve and adopt an Agreement and Plan of Merger (the "Agreement") which provides for the merger (the "Merger") of Pioneer with and into First American Corporation ("First American"), a Tennessee corporation. Upon consummation of the Merger, each share of Pioneer Common Stock, par value $.01 per share ("Pioneer Common Stock") outstanding immediately prior to the Merger will be converted into the right to receive 1.65 shares of common stock of First American, par value $2.50 per share ("First American Common Stock"). We anticipate that the maximum number of shares of First American Common Stock to be issued to holders of Pioneer Common Stock in connection with the Merger will be 6,425,000. First American is headquartered in Nashville, Tennessee. As of June 30, 1998, First American had banking operations in Tennessee, Mississippi, Louisiana, Arkansas, Virginia and Kentucky, and had consolidated assets of about $19.l billion, deposits of about $13.6 billion and shareholders' equity of about $1.6 billion.

First American Common Stock is listed and traded on the New York Stock Exchange under the symbol "FAM." The closing price of First American Common Stock in composite trading on October 26, 1998 was $38.88 per share, as reported in The Wall Street Journal. Pioneer Common Stock is neither listed nor publicly traded on any exchange or active market.

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE PROPOSED MERGER AND RECOMMENDS A VOTE "FOR" THE AGREEMENT. The proposed Merger has been approved by the Pioneer Board of Directors (the "Pioneer Board") as being in the best interests of Pioneer and its shareholders. The Pioneer Board reached this decision after careful consideration of a number of factors. The enclosed Prospectus/Proxy Statement contains more detailed information concerning the Pioneer Board's decision and the Merger. We urge you to consider it carefully.

Approval of the Merger is subject to certain conditions, including (i) the approval of the Merger by various regulatory agencies and (ii) the affirmative vote of the holders of a majority of Pioneer Common Stock entitled to vote thereon in favor of the Agreement. Pioneer and First American intend to consummate the Merger on November 20, 1998 assuming satisfaction or waiver of all closing conditions.

IT IS VERY IMPORTANT THAT YOUR SHARES ARE VOTED AT THE SPECIAL MEETING, REGARDLESS OF WHETHER YOU ATTEND IN PERSON. A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE AGREEMENT. PLEASE COMPLETE THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE. YOU SHOULD NOT FORWARD YOUR STOCK CERTIFICATES AT THIS TIME.

In order to make sure that your vote is represented, indicate your vote on the enclosed proxy form, date and sign it, and return it in the enclosed envelope. If you attend the meeting in person, you may revoke your proxy at the Special Meeting and vote in person.

                                          Sincerely,

                                          (RODGER B. HOLLEY SIG)
                                          Rodger B. Holley
                                          Chairman of the Board, President
                                            and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS OR OTHER GOVERNMENTAL AGENCY HAVE APPROVED THE FIRST AMERICAN COMMON STOCK TO BE ISSUED UNDER THIS PROSPECTUS/PROXY STATEMENT OR DETERMINED IF THIS PROSPECTUS/PROXY STATEMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This Prospectus/Proxy Statement is dated October 28, 1998 and was first mailed to shareholders on or about October 30, 1998.

                            PIONEER BANCSHARES, INC.
                                801 BROAD STREET
                             CHATTANOOGA, TN 37402
                                 (423) 755-0000

                    NOTICE OF SPECIAL SHAREHOLDERS' MEETING
                        TO BE HELD ON NOVEMBER 19, 1998

To the Shareholders of
Pioneer Bancshares, Inc.

NOTICE IS HEREBY GIVEN that a Special Meeting of shareholders of Pioneer Bancshares, Inc. ("Pioneer") will be held at Pioneer's main office at 801 Broad Street, Chattanooga, Tennessee on November 19, 1998 at 9:00 a.m., local time (the "Special Meeting"), for the purpose of considering and voting upon the following matters:

     1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger (the "Agreement"), dated as of May 28, 1998, between Pioneer and First American Corporation ("First American"), a copy of which is included as Appendix A to the accompanying Prospectus/ Proxy Statement and incorporated by reference herein, pursuant to which, among other things, (i) Pioneer will be merged with and into First American (the "Merger") and each outstanding share of common stock of Pioneer, par value $.01 per share ("Pioneer Common Stock"), will be converted into and exchanged for the right to receive 1.65 shares of common stock of First American, par value $2.50 per share, plus an associated right to purchase shares of First American Series A Junior Preferred Stock, and cash in lieu of any fractional share determined in accordance with the terms of the Agreement.

     2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

Only holders of record of Pioneer Common Stock at the close of business on October 16, 1998, are entitled to notice of and to vote at the Special Meeting or any adjournments or postponements of the Special Meeting. A list of Pioneer shareholders entitled to vote at the Special Meeting will be available for inspection for any purpose germane to the Special Meeting and will be available for examination during ordinary business hours, at the principal executive offices of Pioneer, located at 801 Broad Street, Chattanooga, Tennessee, for ten days prior to the Special Meeting.

All shareholders are cordially invited to attend the Special Meeting. To ensure your representation at the Special Meeting, please complete and promptly mail your proxy in the return envelope enclosed. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the Prospectus/Proxy Statement accompanying this notice for more complete information regarding the Merger and the Special Meeting.

Pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL"), holders of Pioneer Common Stock who comply with the requirements of Section 262 will have the right to dissent from the Merger and to obtain payment of the fair value of their shares. A copy of Section 262 of the DGCL is attached as Appendix E to the accompanying Prospectus/Proxy Statement. Please see the section entitled "ADDITIONAL INFORMATION -- Dissenters' Appraisal Rights" in the attached Prospectus/Proxy Statement for a discussion of the procedures to be followed in asserting these dissenters' rights.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          (Ralph M. West Sig)
                                          Secretary

October 28, 1998

       PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR
                  NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

            THE BOARD OF DIRECTORS OF PIONEER UNANIMOUSLY RECOMMENDS
             THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

                             QUESTIONS AND ANSWERS
                  ABOUT THE FIRST AMERICAN/PIONEER TRANSACTION

Q: WHY IS PIONEER CHOOSING TO COMBINE WITH FIRST AMERICAN?

A: We have approved the Merger based upon our assessment of the competitive and regulatory environment for financial institutions generally, and Pioneer's opportunities and prospects as an independent entity. Combining with First American is expected to provide better service to our customers and markets. In addition, Pioneer's financial advisors have advised that the exchange ratio of 1.65 shares of First American Common Stock for each share of Pioneer Common Stock to be received by Pioneer's shareholders in connection with the Merger is fair, from a financial point of view, to the holders of Pioneer Common Stock. The nonfinancial terms of the Merger, including the expected treatment of the Merger as a tax-free exchange of Pioneer Common Stock for First American Common Stock for federal income tax purposes (except in respect of cash received for Pioneer Common Stock), are also favorable to Pioneer's shareholders. The Merger will enable Pioneer's shareholders to exchange their shares of common stock for stock in a larger and more diversified entity, the stock of which is more widely held and more actively traded. Based upon these and other factors, we believe that combining with First American is in the best interests of Pioneer and Pioneer's shareholders.

Q: AS A PIONEER SHAREHOLDER, WHAT WILL I RECEIVE IN THE MERGER?

A: You will receive 1.65 shares of First American Common Stock in exchange for each share of Pioneer Common Stock you own, assuming that you do not exercise statutory dissenters' rights. However, First American will not issue any fractional shares in the Merger. Instead, you will receive an amount of cash for any fraction of a share based on the market value of First American Common Stock over a period close to the date the Merger is completed.

   Example: If you own one share of Pioneer Common Stock, upon completion of the Merger you'll have the right to receive one share of First American Common Stock and a check for the market value of 0.65 of a share of First American Common Stock.

Q: WHAT HAPPENS AS THE MARKET PRICE OF FIRST AMERICAN COMMON STOCK FLUCTUATES?

A: The exchange ratio is fixed at 1.65. Since the market value of First American
   Common Stock will fluctuate before and after the closing of the Merger, the value of the stock Pioneer shareholders will receive in the Merger will fluctuate as well and could decrease.

Q: WHAT HAPPENS TO MY DIVIDENDS IN THE FUTURE?

A: In the periods following the Merger, First American expects to pay $.25 per share, the amount First American has recently paid as a regular quarterly cash dividend to its shareholders. While the board of directors of First American currently expects to pay those dividends, it cannot assure these payments. The First American Board will use its discretion to decide whether and when to declare dividends and in what amount, and it will consider all relevant factors in doing so.

   Under the terms of the Agreement, prior to the Merger Pioneer may declare and pay regular quarterly dividends on the shares of Pioneer Common Stock in accordance with past practice. Pioneer paid a quarterly cash dividend of $.25 per share to its shareholders in the first, second and third quarters of this year.

   First American has declared a dividend of $.25 per share payable to shareholders of record as of November 20, 1998. Assuming the Merger becomes effective on November 20, 1998, this means that a

   Pioneer shareholder would receive a dividend of $.4125 for each share of Pioneer Common Stock that is exchanged for First American Common Stock in the Merger. If the Merger is not completed on or before November 20, 1998, Pioneer shareholders will receive a dividend from Pioneer as declared by the Pioneer Board for the fourth quarter of 1998 subject to the terms of the Agreement.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We hope to complete the Merger on November 20, 1998 following the special meeting of Pioneer's shareholders that will be held on November 19, 1998. The Merger still requires the approval of the Pioneer shareholders.

Q: AS A PIONEER SHAREHOLDER, WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES
   TO ME?

A: We expect that for U.S. federal income tax purposes, your exchange of shares of Pioneer Common Stock for shares of First American Common Stock pursuant to the Merger generally will not cause you to recognize any gain or loss. You will, however, have to recognize gain or loss in connection with any cash received instead of a fractional share interest of First American Common Stock. The tax treatment described in the preceding sentences will not apply to you if you dissent from the Merger under Delaware law or if your individual circumstances or tax status causes you to be subject to special treatment under U.S. federal income tax laws.

   A more detailed review of these and certain other U.S. federal income tax consequences of the Merger is provided on page 35 of this document.

Q: AS A PIONEER SHAREHOLDER, DO I HAVE TO ACCEPT FIRST AMERICAN COMMON STOCK IN
   EXCHANGE FOR MY PIONEER SHARES IF THE MERGER IS APPROVED?

A: No. If you are a Pioneer shareholder and you follow the procedures prescribed by Delaware law, including refraining from voting for the Merger Agreement, you may dissent from the Merger and have the fair value of your stock appraised by a court and paid in cash. If you follow those procedures, you will not receive First American Common Stock. The fair value of your Pioneer Common Stock, determined in the manner prescribed by Delaware law, will be paid to you in cash. For a more complete description of these dissenters' rights, see page 200 of this document.

Q: WHAT DO I NEED TO DO NOW?

A: Just indicate on your proxy card how you want to vote, and sign and mail the proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the Special Meeting. If you sign and send in your proxy but do not indicate how you want to vote, your proxy will be counted as a vote in favor of the Merger. If you do not vote on the Merger or if you abstain, the effect will be a vote against the Merger.

   The Special Meeting will take place on November 19, 1998. You are invited to the Special Meeting to vote your shares in person, rather than signing and mailing your proxy card. If you do sign your proxy card, you can take back your proxy up to and including the date of the Special Meeting and either change your vote or attend the Special Meeting and vote in person. We provide more detailed instructions about voting on page 13.

   Delaware law permits you to dissent from the Merger and to have the fair value of your stock appraised by a court and paid to you in cash. To do this, you must follow certain procedures, including the filing of certain notices with us and refraining from voting your shares in favor of the Merger. If you execute a proxy card and desire to effect your appraisal rights, you must either mark the proxy card "Abstain," or mark the proxy card "Against" the proposal relating to the Merger, because if the proxy card is left blank, it will be voted "For" the proposal relating to the Merger. If you dissent from the Merger, your shares of Pioneer Common Stock will not be exchanged for shares of First American Common Stock in the Merger, and your only right will be to receive the appraised value of your shares in cash. We provide more detailed instructions about dissenting from the Merger on page 200.

   THE BOARD OF DIRECTORS OF PIONEER UNANIMOUSLY RECOMMENDS VOTING IN FAVOR OF THE PROPOSED MERGER.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Only if you provide instructions on how your broker should vote. You should instruct your broker how to vote your shares, following the directions your broker provides. Without instructions from you to your broker, your shares will not be voted and this will effectively be a vote against the Merger.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the Merger is completed, First American will send you written instructions on how to exchange your Pioneer Common Stock for First American Common Stock.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

        If you have more questions about the Merger, you should contact:

                            PIONEER BANCSHARES, INC.
                                801 Broad Street
                             Chattanooga, TN 37402
                          Attention: Gregory B. Jones
                          Phone Number: (423) 755-0000

                               TABLE OF CONTENTS

                                     PAGE
                                     -----
SUMMARY
The Companies......................      1
  First American Corporation.......      1
  Pioneer Bancshares, Inc. ........      1
Our Reasons for the Merger.........      1
The Shareholders' Meeting..........      1
Pioneer's Recommendation to
  Shareholders.....................      1
Record Date; Voting Power..........      1
Vote Required......................      1
The Merger.........................      2
  The Exchange Ratio...............      2
  Conditions to Completion of the
     Merger........................      2
  Termination of the Agreement.....      2
  Federal Income Tax
     Consequences..................      3
  Accounting Treatment.............      3
  Opinions of Pioneer's Financial
     Advisors......................      3
  Board of Directors and Management
     of First American Following
     the Merger....................      3
  Interests of Other Persons in the
     Merger That are Different from
     Yours.........................      3
  Dissenters' Appraisal Rights.....      4
  Regulatory Approvals.............      5
  First American's Option to
     Purchase Pioneer Common
     Stock.........................      5
  Comparative Per Share Market
     Price Information.............      5
  Forward-Looking Statements May
     Prove Inaccurate..............      5
Comparative Unaudited Per Share
  Data.............................      7
Selected Financial Data............      9
  Selected Historical Financial
     Data of First American........      9
  Selected Historical Financial
     Data of Pioneer...............     11

                                     PAGE
                                     -----
THE PIONEER SPECIAL MEETING
General............................     12
Proxies............................     12
Solicitation of Proxies............     12
Record Date and Voting Rights......     13
Dissenters' Rights.................     14
Recommendation of the Pioneer
  Board............................     14
THE MERGER
Description of the Merger..........     14
Background of the Merger...........     16
Reasons of Pioneer for the
  Merger...........................     18
Reasons of First American for the
  Merger...........................     19
Opinions of Pioneer's Financial
  Advisors.........................     20
  Opinion of Keefe, Bruyette &
     Woods, Inc. ..................     20
  Opinion of The Carson Medlin
     Company.......................     24
  Valuation Methodologies..........     26
The Effective Time.................     30
Exchange of Certificates...........     30
Conduct of Business Prior to the
  Merger and Other Covenants.......     31
Conditions to the Merger...........     32
Termination of the Agreement.......     33
Amendment; Waiver; Expenses........     34
Certain Federal Income Tax
  Consequences.....................     35
Stock Option Agreement.............     36
Interests of Certain Persons in the
  Merger...........................     37
Accounting Treatment...............     41
Regulatory Matters.................     41
Restrictions on Resales by
  Affiliates.......................     42

                                     PAGE
                                     -----
INFORMATION ABOUT FIRST AMERICAN
  AND PIONEER
Information About First American...     43
  General..........................     43
  Recent Acquisitions..............     43
Information About Pioneer..........     44
Management and Operations After the
  Merger...........................     44
Price Range of Common Stock and
  Dividends........................     44
  Market Prices....................     44
  Dividends........................     46
Recent Developments................     47
Supervision and Regulation of First
  American and Pioneer.............     48
  General..........................     48
  Capital and Operational
     Requirements..................     49
  Enforcement Powers of the Banking
     Agencies......................     51
  Bank Regulation..................     52
  Interest Rate Limitations........     54
  Environmental Regulation.........     55
  Year 2000........................     55
  Riegle Community Development and
     Regulatory Improvement Act....     55
  Broker/Dealer Regulation.........     56
Competition........................     56
Comparative Rights of Shareholders
  of First American and Pioneer....     56
  Board of Directors...............     57
  Business Combination
     Provisions....................     58
  Shareholder Rights Plan..........     59
  Shareholder Meetings.............     62
  Dissenters' Appraisal Rights.....     63
  Consideration of Non-Shareholder
     Interests by Board of
     Directors.....................     63
  Certain Purchases of the
     Corporation's Securities......     64
  Indemnification..................     64
  Amendments to Articles of
     Incorporation and Bylaws......     66

                                     PAGE
                                     -----
ADDITIONAL INFORMATION ABOUT FIRST
  AMERICAN
  Business and Properties..........     67
     General.......................     67
     Commercial Banking............     67
     Investment Product
       Distribution; Broker/Dealer
       Services....................     69
     Health Care Claims
       Processing..................     69
     Competition...................     69
     Employees.....................     70
  Legal Proceedings................     70
  Management.......................     72
     Directors and Executive
       Officers....................     72
     Executive Compensation........     80
     Compensation of Directors.....     84
  Certain Relationships and Related
     Transactions..................     85
  Security Ownership of
     Management....................     89
  First American Capital Stock.....     92
     First American Common Stock...     92
     First American Preferred
       Stock.......................     93
First American Management's
  Discussion and Analysis of
  Financial Condition and Results
  of Operations....................     94
  Comparison of Six Months Ended
     June 30, 1998 and 1997........     94
  Comparison of Years Ended
     December 31, 1997, 1996 and
     1995..........................    108
ADDITIONAL INFORMATION ABOUT
  PIONEER
  Business.........................    144
     General.......................    144
     Demographic and Economic
       Characteristics of the
       Markets.....................    144
     Pioneer Bank..................    146
     Valley Bank...................    147
     Pioneer Bank, f.s.b...........    148
     Non-Banking Activities........    149
  Competition......................    149

                                     PAGE
                                     -----
Employees..........................    150
Properties.........................    150
Legal Proceedings..................    151
Voting Securities and Principal
  Shareholders.....................    151
Pioneer Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........    155
  Interim Periods Ended June 30,
     1998 and 1997.................    155
  Years Ended December 31, 1997,
     1996 and 1995.................    170
ADDITIONAL INFORMATION
Dissenters' Appraisal Rights.......    200
Legal Opinion......................    203
Experts............................    203
Other Matters......................    203

                                     PAGE
                                     -----
Where You Can Find More
  Information......................    204
Cautionary Statement Concerning
  Forward-Looking Information......    205
Index to Financial Statements......    F-1
APPENDICES
APPENDIX A Agreement and Plan of
  Merger...........................    A-1
APPENDIX B Stock Option
  Agreement........................    B-1
APPENDIX C Opinion of Keefe,
  Bruyette & Woods, Inc. ..........    C-1
APPENDIX D Opinion of The Carson
  Medlin Company...................    D-1
APPENDIX E Section 262 of the
  Delaware General Corporation
  Law..............................    E-1

                                    SUMMARY

This summary highlights selected information from this document. It does not contain all of the information that is important to you. You should carefully read this entire document and the documents to which we have referred you in order to understand fully the Merger and to obtain a more complete description of the legal terms of the Merger. See "ADDITIONAL INFORMATION -- Where You Can Find More Information" (page 204). Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.

THE COMPANIES (PAGE 43)

FIRST AMERICAN CORPORATION
First American Center
Nashville, Tennessee 37237-0700
(615) 748-2000

First American is incorporated in Tennessee and is a registered bank holding company. We provide banking and other financial services. Our banking services are provided in Tennessee, Mississippi, Louisiana, Arkansas, Virginia and Kentucky. First American's principal assets are the stock of its subsidiaries. As of June 30, 1998, our total assets were about $19.1 billion, our deposits were about $13.6 billion and shareholders' equity was about $1.6 billion.

PIONEER BANCSHARES, INC.
801 Broad Street
Chattanooga, TN 37402
(423) 755-0000

Pioneer is incorporated in Delaware and is a registered bank holding company. Through its bank subsidiaries, Pioneer Bank and Valley Bank, and its federal savings bank subsidiary, Pioneer Bank f.s.b., Pioneer provides banking services through 34 offices in southeast Tennessee and northwest Georgia. As of June 30, 1998, Pioneer's total assets were about $1.0 billion, its deposits were about $804.2 million and its shareholders' equity was about $103.1 million.

OUR REASONS FOR THE MERGER (PAGES 18 AND 19)

The Pioneer Board formed a Strategic Planning Committee in 1996 to explore methods of increasing shareholder value and adopted a long-range strategic plan. Between April 1, 1998 and May 26, 1998, the Pioneer Board, together with its legal and financial advisors, considered numerous acquisition proposals. The Pioneer Board approved the First American offer on May 28, 1998.

To review the background of, and reasons for, the Merger in greater detail, please see pages 16 through 19.

THE SHAREHOLDERS' MEETING (PAGE 12)

The Pioneer Special Meeting will be held at Pioneer's main office at 801 Broad Street, Chattanooga, Tennessee on November 19, 1998 at 9:00 a.m. local time. At the Special Meeting, Pioneer shareholders will be asked to approve the Agreement.

PIONEER'S RECOMMENDATION TO SHAREHOLDERS (PAGE 14)

The Pioneer Board believes that the Merger is fair to you and in your best interest and unanimously recommends that you vote "FOR" the proposal to approve the Agreement.

RECORD DATE; VOTING POWER
(PAGES 13 AND 14)

You can vote at the Special Meeting if you owned Pioneer Common Stock as of the close of business on October 16, 1998, the record date. On that date, 3,759,912 shares of Pioneer Common Stock were outstanding, of which 3,735,872 shares are allowed to vote at the Special Meeting. You will be able to cast one vote for each share of Pioneer Common Stock you owned on October 16, 1998.

VOTE REQUIRED (PAGE 13)

In order for the Agreement to be approved, Pioneer shareholders holding a majority of the outstanding shares of Pioneer Common Stock on the record date must vote in favor of the Agreement.

All together, the directors and officers of Pioneer can cast approximately 18.49% of the votes entitled to be cast at the Special Meeting. We expect that they will vote all of their shares in favor of the Merger.

THE MERGER (PAGE 14)

We have attached the Agreement to this Prospectus/Proxy Statement as Appendix A. We encourage you to read the Agreement. It is the legal document that governs the Merger.

THE EXCHANGE RATIO (PAGE 14)

In this Merger, you will receive 1.65 shares of First American Common Stock in exchange for each share of Pioneer Common Stock you own if you do not exercise statutory dissenters' rights. However, First American will not issue any fractional shares. Instead, you will receive an amount of cash for any fraction of a share based on the market value of First American Common Stock over a period close to the date the Merger is completed.

The exchange ratio is fixed at 1.65. Since the market value of First American Common Stock will fluctuate before and after the closing of the Merger, the value of the stock Pioneer shareholders will receive in the Merger will fluctuate as well and could decrease.

CONDITIONS TO COMPLETION OF THE MERGER (PAGE 32)

The completion of the Merger depends on a number of conditions being met, including the following:

1. Pioneer shareholders approving the Merger;

2. The NYSE approving for listing the shares First American will issue to Pioneer shareholders in the Merger;

3. receipt of all required regulatory approvals and the expiration of any regulatory waiting periods;

4. the absence of any governmental order blocking completion of the Merger, or of any proceedings by a government body trying to block it;

5. receipt of an opinion from the law firm of Arnold & Porter that the U.S. federal income tax treatment of Pioneer shareholders, Pioneer and First American in the Merger will generally be as we have described it to you in this document; and

6. receipt of a letter from First American's independent public accountants stating that the Merger will qualify for pooling-of-interests accounting treatment.

In cases where the law permits, a party to the Agreement could elect to waive a condition that has not been satisfied and complete the Merger although it is entitled not to do so. We cannot be certain whether or when any of the conditions we have listed will be satisfied (or waived, where permissible), or that the Merger will be completed.

TERMINATION OF THE AGREEMENT (PAGE 33)

First American and Pioneer can mutually agree at any time to terminate the Agreement without completing the Merger, even if the Pioneer shareholders have already voted to approve it. Also, First American can terminate the Agreement if the Pioneer Board fails to reaffirm its recommendation that Pioneer shareholders approve the Agreement.

Either First American or Pioneer can terminate the Agreement in the following circumstances:

1. after a final decision by a governmental authority to prohibit the Merger, or after the withdrawal of any governmental approval required to complete the Merger;

2. if the Merger is not completed by December 31, 1998, so long as the terminating party did not materially breach its obligations under the Agreement in a manner that caused the Merger not to be completed by that date;

3. if the Pioneer shareholders do not approve the Agreement; or

4. if the other party violates, in a significant way, any of its representations, warranties or obligations under the Agreement.

Generally, a party can only terminate the Agreement in one of the preceding four situations if that party is not in violation of the Agreement or if its violations of the Agreement are not the cause of the event permitting termination.

FEDERAL INCOME TAX CONSEQUENCES (PAGE 35)

We have structured the transaction with the intent that Pioneer's shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes in the Merger, except in connection with cash received by Pioneer shareholders instead of a fractional share of First American Common Stock or following the exercise of dissenters' rights. We have conditioned the consummation of the Merger on the receipt of a legal opinion that this will be the case. This opinion, however, will not bind the Internal Revenue Service, which could take a different view.

The tax treatment described above may not apply to certain Pioneer shareholders, including the types of Pioneer shareholders discussed on page 35 and will not apply to any Pioneer shareholder who dissents from the Merger under Delaware law. Determining the actual tax consequences of the Merger to you can be complicated. Those consequences will depend on your specific situation and many variables which are not within our control. You should consult your own tax advisor for a full understanding of the Merger's tax consequences.

ACCOUNTING TREATMENT (PAGE 41)

First American expects the Merger to qualify as a pooling-of-interests, which means that, for accounting and financial reporting purposes, we will treat First American and Pioneer as if they had always been one company. We have conditioned the Merger on the receipt of a letter from First American's independent certified public accountants that the Merger will qualify as a pooling-of-interests and a letter from each of First American's and Pioneer's independent certified public accountants, indicating that they have examined certain financial information with respect to First American and Pioneer, respectively (as required by the terms of the Agreement), and making such representations and giving such assurances as are required by the terms of the Agreement.

OPINIONS OF PIONEER'S FINANCIAL ADVISORS (PAGES 20 AND 24)

In deciding to approve the Merger, the Pioneer Board considered the opinion of its financial advisors, Keefe, Bruyette & Woods, Inc. ("KEEFE BRUYETTE") and The Carson Medlin Company ("CARSON MEDLIN"), that as of the date of the opinions, the Merger was fair from a financial point of view to Pioneer's shareholders. We have attached these opinions as Appendices C and D to this document. You should read them carefully.

BOARD OF DIRECTORS AND MANAGEMENT OF FIRST AMERICAN FOLLOWING THE MERGER (PAGE
44)

The Board of Directors and executive officers of First American immediately prior to the Merger shall continue to hold such positions following the Merger. In addition, Mr. George M. Clark, III, a director of Pioneer, has been selected by First American to be a new member of First American's Board of Directors as of the effective time of the Merger.

INTERESTS OF OTHER PERSONS IN THE MERGER THAT ARE DIFFERENT FROM YOURS (PAGE 37)

After the Merger, it is currently anticipated that certain members of Pioneer's management will be employed by First American National Bank ("FANB"), a national banking association of which First American is the sole shareholder.

Rodger B. Holley, who is the Chairman, Chief Executive Officer and President and a director of Pioneer, has been offered an employment agreement with FANB that would become effective upon the Merger's Effective Time. During the term of his agreement, Mr. Holley would receive an annual base salary of $290,000 and a one-time bonus of $87,000 payable on January 15, 1999; Mr. Holley's bonus would be contingent upon his meeting certain criteria set forth in his agreement. Subject to the provisions of his employment agreement, each of Mr. Holley's options for Pioneer Common Stock that would have vested in 1998 and 1999 notwithstanding the Merger would be vested as of January 1, 1999. In addition, at the end of his employment with FANB, FANB would provide Mr. Holley with title to the automobile he used while he was employed by Pioneer, at no cost to Mr. Holley.

Ralph M. West, who is an Executive Vice President and Secretary and a director of Pioneer, has been offered an employment agreement with FANB that would become effective after the Merger. During the term of his agreement, Mr. West would receive an annual base salary of $116,987 and would be entitled to receive a one-time bonus payment of 30% of his base salary amount, payable on January 15, 1999. Larry R. Belk, Kenneth C. Dyer, III and Routon Mathis, the current President of Valley Bank, President of Pioneer Bank and Executive Vice
President -- Operations of Pioneer, respectively, have been offered employment agreements with FANB on terms substantially similar to those of Mr. West, except that Messrs. Belk, Dyer and Mathis would receive annual salaries of $138,565, $152,470, and $95,395, respectively. The bonus payment of each of these executives would be contingent on each executive meeting certain criteria set forth in his respective employment agreement. George M. Clark, III, an Executive Vice President -- Private Banking and a director of Pioneer, has been offered a consulting agreement with FANB for a scheduled term beginning on March 1, 1999 and ending on December 31, 2000, pursuant to which he would receive an annual salary of $83,051 and a signing bonus of $2,000. Mr. Clark would resign from his employment with FANB prior to the commencement of his consulting arrangement with FANB. Reasonable out-of-pocket travel and business expenses will be reimbursed in accordance with FANB's policies. FANB and Gregory B. Jones, Pioneer's Chief Financial Officer, are discussing possible opportunities of mutual interest, and Mr. Jones may be offered an employment agreement with FANB or one of its affiliates.

FANB intends to continue to honor the employment arrangement (except with respect to his current title) with James D. Renegar, who is currently the President of Pioneer Bank, f.s.b. Mr. Renegar currently receives an annual base salary of $75,000 and fringe benefits valued at $1,380, and his employment arrangement is scheduled to end in October 2001, unless extended.

In addition, Mr. George M. Clark, III has been selected by First American to be a new member of the First American Board as of the effective time of the Merger.

FANB further intends to honor Pioneer's consulting agreement with George M. Clark, Jr., the former Chairman of Pioneer, and a current director of Pioneer and Pioneer Bank. This agreement provides health insurance for Mr. Clark and his wife until each of them reaches 65 years of age, and provides Mr. Clark an office, reasonable travel expenses and certain club fees and dues for a period ending not later than May 2002.

For a period of 12 months after the Merger, each officer and employee of Pioneer whose service is terminated will receive severance in accordance with the First American or Pioneer severance policy, whichever provides the greatest benefits.

Members of the Pioneer Board and Pioneer's officers also are entitled to indemnification and liability insurance under the Agreement. Members of the Pioneer Board will also be offered the opportunity to continue as advisory directors of FANB and will receive a fee for such services comparable to that received by current FANB advisory directors.

Please refer to pages 37 through 41 for more information concerning employment arrangements and other interests of Pioneer directors and officers in the Merger.

DISSENTERS' APPRAISAL RIGHTS (PAGE 200)

Delaware law permits you to dissent from the Merger and to have the fair value of your Pioneer Common Stock appraised by a court and paid to you in cash. To do this, you must follow certain procedures, including filing certain notices with us and not voting your shares in favor of the Merger. If you dissent from the Merger, your shares of Pioneer Common Stock will not be exchanged for shares of First American Common Stock in the Merger, and your only right will be to receive the appraised value of your shares in cash. Such cash payment will be taxable as discussed on page 36.

REGULATORY APPROVALS (PAGE 41)

We cannot complete the Merger unless we obtain the approval of the Board of Governors of the Federal Reserve System (the "FEDERAL RESERVE BOARD"), the Commissioner of Financial Institutions of the State of Tennessee (the "COMMISSIONER") and the Georgia Department of Banking and Finance. All of the requisite regulatory approvals have been received.

FIRST AMERICAN'S OPTION TO PURCHASE PIONEER COMMON STOCK (PAGE 36)

As an inducement to First American to enter into the Agreement, Pioneer granted a stock option to First American to purchase up to 19.9% of the outstanding Pioneer Common Stock. The exercise price of the option is $67.50 per share.

First American can only exercise the option if certain specific events take place. These events are generally related to a competing transaction involving a merger, business combination or other acquisition of Pioneer or its stock or assets. As of the date of this Prospectus/Proxy Statement, we do not believe any event of that kind has occurred. The option has the effect of discouraging other companies that might want to combine with or acquire Pioneer. The option agreement is attached as Appendix B to this Prospectus/Proxy Statement.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (PAGE 44)

Shares of First American are quoted on the NYSE. Shares of Pioneer are neither listed nor publicly traded. On May 27, 1998, the last full trading day prior to the public announcement of the Merger, First American stock closed at $46.25 per share. On October 26, 1998, First American stock closed at $38.88 per share. For the period from January 1, 1996 to October 26, 1998, $45.00 per share is the lowest price, and $57.00 per share is the highest price, at which Pioneer Common Stock has been transferred in a transaction of which management of Pioneer is aware.

Based on the exchange ratio in the Agreement, which is 1.65, the market value of the consideration that Pioneer shareholders will receive in the Merger for each share of Pioneer Common Stock would be $76.31 based on First American's May 27, 1998 closing price and $64.15 based on First American's October 26, 1998 closing price. Of course, the market price of First American Common Stock will fluctuate prior to and after completion of the Merger, while the exchange ratio is fixed. You should obtain current stock price quotations for First American Common Stock.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE (PAGE 205)

Pioneer and First American have made forward-looking statements in this document that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of First American's operations or performance after the Merger. Also, when we use any of the words "believes," "expects," "anticipates" "intends", "estimates", "plans", "predicts", or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of First American after the Merger and could cause those results or performance to differ materially from those expressed in our forward-looking statements. These possible events or factors include the following:

1. legal and regulatory risks and uncertainties;

2. economic, political and competitive forces affecting our businesses, markets, constituencies or securities;

3. the possibility that our analyses of these risks and forces could be incorrect, or that the strategies we have developed to deal with them may not succeed; and

4. the costs and difficulties associated with the integration of the businesses of First American with those of Deposit Guaranty Corp. ("DEPOSIT GUARANTY"), Pioneer and other recently acquired companies may be greater than expected, or the benefits associated with these acquisitions may be less than expected.

                      COMPARATIVE UNAUDITED PER SHARE DATA

The following table shows information about each of our respective company's income per share, dividends per share and book value per share, and similar information reflecting the Merger (which is referred to as "pro forma" information). In presenting the comparative pro forma information for certain time periods, we assumed the Merger was completed at the beginning of those periods. In connection with the Merger, First American will exchange 1.65 shares of First American Common Stock for each of the outstanding shares of Pioneer Common Stock. In preparing the comparative pro forma financial information, we assumed that the 3,735,848 shares of Pioneer Common Stock reported as outstanding by Pioneer as of June 30, 1998 will be exchanged for shares of First American Common Stock. In presenting the comparative pro forma information, we also assumed that we will treat the companies as if they had always been combined for accounting and financial reporting purposes (a method which is referred to as the pooling-of-interests method of accounting).

The information listed as "equivalent pro forma" was obtained by multiplying the pro forma amounts by the exchange ratio of 1.65. It is intended to reflect the fact that Pioneer shareholders will be receiving more than one share of First American Common Stock for each share of Pioneer Common Stock exchanged in the Merger.

We expect that we will incur merger and integration expenses as a result of the Merger. We also anticipate that the Merger will provide financial benefits such as reduced operating expenses and the opportunity to earn more revenue at Pioneer branch locations. However, none of these anticipated expenses or benefits has been factored into the pro forma information, except for anticipated expenses reflected in the pro forma combined condensed balance sheet. For that reason, the pro forma information, while helpful in illustrating the financial attributes of the combined company under one set of assumptions, does not attempt to predict or suggest future results. Also, the information we have set forth for the six-month period ended June 30, 1998 does not indicate what the results will be for the full 1998 fiscal year. See "ADDITIONAL INFORMATION -- Cautionary Statement Concerning Forward-Looking Information".

The information in the following table is based on the historical financial information of First American and Pioneer that has been presented in their prior Securities and Exchange Commission filings. In the case of First American, this financial information is set forth on pages F-2 to F-62 of this Prospectus/Proxy Statement. In the case of Pioneer, this financial information is set forth on pages F-63 to F-103 of this Prospectus/Proxy Statement.

                                                                           AT OR FOR THE YEARS ENDED
                                                      AT OR FOR THE SIX           DECEMBER 31
                                                        MONTHS ENDED      ---------------------------
                                                        JUNE 30, 1998     1997(A)   1996(A)   1995(A)
                                                      -----------------   -------   -------   -------
                                                         (UNAUDITED)
FIRST AMERICAN COMMON STOCK
Income from continuing operations per common share:
  Basic:
     Historical.....................................       $ 0.77         $ 2.23     $1.96     $1.73
     Historical -- exclusive of merger and
                   integration charges..............       $ 1.24         $ 2.23     $1.96     $1.79
     Pro Forma(b)...................................         0.77           2.19      1.93      1.70
     Pro Forma -- exclusive of merger and
                  integration charges...............         1.22           2.19      1.93      1.76

                                                                           AT OR FOR THE YEARS ENDED
                                                      AT OR FOR THE SIX           DECEMBER 31
                                                        MONTHS ENDED      ---------------------------
                                                        JUNE 30, 1998     1997(A)   1996(A)   1995(A)
                                                      -----------------   -------   -------   -------
                                                         (UNAUDITED)
  Diluted:
     Historical.....................................       $ 0.75         $ 2.18     $1.93     $1.70
     Historical -- exclusive of merger and
                   integration charges..............       $ 1.22         $ 2.18     $1.93     $1.75
     Pro Forma(b)...................................         0.76           2.15      1.91      1.67
     Pro Forma -- exclusive of merger and
                  integration charges...............         1.19           2.15      1.91      1.72
Cash dividends declared per common share:
     Historical.....................................       $ 0.45         $ 0.76     $0.61     $0.53
     Pro Forma(b)...................................         0.33           0.72      0.60      0.51
Book value per common share as of end of period:
     Historical.....................................       $14.59         $14.56
     Pro Forma(b)...................................        14.62          14.66

                                                                           AT OR FOR THE YEARS ENDED
                                                      AT OR FOR THE SIX           DECEMBER 31
                                                        MONTHS ENDED      ---------------------------
                                                        JUNE 30, 1998      1997      1996      1995
                                                      -----------------   -------   -------   -------
                                                         (UNAUDITED)
PIONEER COMMON STOCK
Income from continuing operations per common share:
  Basic:
     Historical.....................................       $ 1.32         $ 2.62     $2.40     $1.89
     Equivalent Pro Forma(c)........................         1.27           3.61      3.18      2.81
     Equivalent Pro Forma -- exclusive of merger and
                             integration
                             charges(c).............         2.01           3.61      3.18      2.90
  Diluted:
     Historical.....................................       $ 1.32         $ 2.62     $2.40     $1.89
     Equivalent Pro Forma(c)........................         1.25           3.55      3.15      2.76
     Equivalent Pro Forma -- exclusive of merger and
                             integration
                             charges(c).............         1.96           3.55      3.15      2.84
Cash dividends declared per common share:
     Historical.....................................       $ 0.50         $ 0.92     $0.87     $0.83
     Equivalent Pro Forma(c)........................         0.54           1.19      0.99      0.84
Book value per common share as of end of period:
     Historical.....................................       $27.60         $26.78
     Equivalent Pro Forma(c)........................        24.12          24.19

-------------------------

(a) First American data has been restated to reflect the acquisition of Deposit Guaranty, effective May 1, 1998, accounted for using the pooling-of-interests method of accounting.

(b) First American plans to account for the Merger using the pooling-of-interests method of accounting.

(c) Pioneer equivalent pro forma amounts are computed by multiplying the First American pro forma combined amounts by the exchange ratio of 1.65.

                            SELECTED FINANCIAL DATA

The following tables show summarized unaudited historical financial data for First American and Pioneer. The information we have set forth for the six-month period ended June 30, 1998 does not indicate what the results will be for the full 1998 fiscal year.

The information in the following tables is based on the historical financial information of First American and Pioneer. Summary financial information provided in the following tables should be read in connection with this historical financial information. For historical financial information of First American, see pages F-2 to F-62 of this Prospectus/Proxy Statement. For historical financial information of Pioneer, see pages F-63 to F-103 of this Prospectus/Proxy Statement. First American's audited historical financial statements were audited by KPMG Peat Marwick LLP, independent certified public accountants, and Pioneer's audited historical financial statements were audited by Joseph Decosimo and Company, LLP, independent certified public accountants. The financial information as of or for the interim periods ended June 30, 1998 and June 30, 1997 has not been audited and in the respective opinions of management reflects all adjustments (consisting of normal recurring adjustments) necessary to a fair presentation of such data.

              SELECTED HISTORICAL FINANCIAL DATA OF FIRST AMERICAN

                                             AS OF AND FOR THE
                                             SIX MONTHS ENDED
                                                  JUNE 30               AS OF AND FOR THE YEAR ENDED DECEMBER 31
                                            -------------------   ----------------------------------------------------
                                              1998     1997(A)    1997(A)    1996(A)    1995(A)    1994(A)    1993(A)
                                            --------   --------   --------   --------   --------   --------   --------
CONDENSED INCOME DATA (THOUSANDS):
  Net interest income.....................  $342,487   $325,282   $662,123   $593,261   $539,053   $477,623   $458,383
  Provision for loan losses...............    11,000      3,750     12,500      5,340      2,243    (14,669)   (57,405)
  Non-interest income.....................   228,211    188,506    395,761    303,749    203,005    181,224    166,617
  Non-interest expense....................   355,143    330,323    669,731    571,663    456,631    419,317    419,794
  Merger and integration charges..........    72,043         --         --         --      7,269         --         --
  Income tax expense......................    51,408     65,802    137,901    114,825    100,215     89,867     88,650
                                            --------   --------   --------   --------   --------   --------   --------
  Income before cumulative effect of
    changes in accounting principles, net
    of tax................................    81,104    113,913    237,752    205,182    175,700    164,332    173,961
                                            --------   --------   --------   --------   --------   --------   --------
  Cumulative effect of changes in
    accounting principles, net of tax.....        --         --         --         --         --         --        (84)
                                            --------   --------   --------   --------   --------   --------   --------
  Net income..............................  $ 81,104   $113,913   $237,752   $205,182   $175,700   $164,332   $173,877
                                            ========   ========   ========   ========   ========   ========   ========
END OF PERIOD BALANCE SHEET ITEMS
  (MILLIONS):
  Assets..................................  $ 19,060   $ 17,089   $ 17,834   $ 16,806   $ 15,728   $ 13,417   $ 12,613
  Loans, net of unearned discount and net
    deferred loan fees....................    11,100     11,318     11,642     10,633     10,000      8,027      7,085
  Deposits................................    13,642     14,104     13,405     12,848     12,180     10,354     10,082
  Long-term debt..........................       600        417        596        431        422        271         77
  Shareholders' equity....................     1,557      1,474      1,544      1,450      1,335      1,111      1,019
PER SHARE DATA:
  Income per share:
    Basic.................................  $   0.77   $   1.06   $   2.23   $   1.96   $   1.73   $   1.67   $   1.77
    Diluted...............................      0.75       1.04       2.18       1.93       1.70       1.64       1.75

                                             AS OF AND FOR THE
                                             SIX MONTHS ENDED
                                                  JUNE 30               AS OF AND FOR THE YEAR ENDED DECEMBER 31
                                            -------------------   ----------------------------------------------------
                                              1998     1997(A)    1997(A)    1996(A)    1995(A)    1994(A)    1993(A)
                                            --------   --------   --------   --------   --------   --------   --------
  Income per share exclusive of merger and
    integration charges
  Basic...................................      1.24       1.06       2.23       1.96       1.79       1.67       1.77
  Diluted.................................      1.22       1.04       2.18       1.93       1.76       1.64       1.75
  Cash dividends
    declared(b)...........................      0.45       0.36       0.76       0.61       0.53       0.44       0.53
  Book value, end
    of period.............................     14.59      13.84      14.56      13.79      12.78      11.27      10.49
SHARES OUTSTANDING (THOUSANDS):
    Basic -- Average......................   105,275    107,330    106,745    104,533    101,593     98,683     98,011
    Diluted -- Average....................   107,645    109,642    108,950    106,092    103,300    100,180     99,349
    End of period.........................   106,732    106,435    106,032    105,109    104,428     98,583     97,172

-------------------------

(a) Data has been restated to reflect the acquisition of Deposit Guaranty, effective May 1, 1998, accounted for using the pooling-of-interests method of accounting.

(b) Cash dividends declared represents historical dividends declared by First American without any effect given to the acquisition of Deposit Guaranty.

                 SELECTED HISTORICAL FINANCIAL DATA OF PIONEER

                                           AS OF AND FOR THE SIX
                                           MONTHS ENDED JUNE 30          AS OF AND FOR THE YEAR ENDED DECEMBER 31
                                           ---------------------   ----------------------------------------------------
                                              1998        1997       1997       1996       1995       1994       1993
                                           ----------   --------   --------   --------   --------   --------   --------
CONDENSED INCOME DATA (THOUSANDS):
  Net interest income....................  $   20,409   $ 17,366   $ 37,037   $ 30,709   $ 25,991   $ 25,295   $ 24,324
  Provision for loan losses..............       2,275      1,621      3,609      1,709        619      1,457        941
  Non-interest income....................       5,629      4,291      9,872      8,178      6,982      6,772      6,301
  Non-interest expense...................      16,393     13,709     29,373     25,739     22,848     19,472     18,825
  Income tax expense.....................       2,440      1,871      4,165      3,054      2,424      3,079      3,062
                                           ----------   --------   --------   --------   --------   --------   --------
  Income before cumulative effect of
    changes in accounting principles, net
    of tax...............................       4,930      4,456      9,762      8,997      7,082      8,059      7,797
  Cumulative effect of changes in
    accounting principles, net of tax....          --         --         --         --         --         --      1,297
                                           ----------   --------   --------   --------   --------   --------   --------
  Net income.............................  $    4,930   $  4,456   $  9,762   $  8,997   $  7,082   $  8,059   $  9,094
                                           ----------   --------   --------   --------   --------   --------   --------
END OF PERIOD BALANCE SHEET ITEMS
  (THOUSANDS):
  Assets.................................  $1,004,551   $956,850   $956,890   $867,240   $799,268   $695,543   $632,554
  Loans, net of unearned interest........     700,435    591,873    649,758    523,253    421,503    335,910    287,034
  Deposits...............................     804,213    742,180    748,421    692,567    662,095    575,249    535,620
  Long-term debt.........................      20,000     28,000     38,000     10,000
  Shareholders' equity...................     103,124     96.205     99,916     93,923     87,625     77,905     79,193
PER SHARE DATA:
  Income per share:
    Basic................................  $     1.32   $   1.19   $   2.62   $   2.40   $   1.89   $   2.15   $   2.43
    Diluted..............................        1.32       1.19       2.62       2.40       1.89       2.15       2.43
  Cash dividends declared................         .50        .46        .92        .87        .83        .80        .76
  Book value, end of period..............       27.60      25.76      26.78      25.08      23.36      20.72      21.06
SHARES OUTSTANDING (THOUSANDS):
    Basic -- Average.....................       3,736      3,734      3,730      3,745      3,750      3,760      3,760
    Diluted -- Average...................       3,738      3,734      3,732      3,745      3,750      3,760      3,760
    End of period........................       3,736      3,734      3,730      3,745      3,750      3,760      3,760

                          THE PIONEER SPECIAL MEETING

GENERAL

This Prospectus/Proxy Statement is first being mailed to the holders (the "PIONEER SHAREHOLDERS") of shares of common stock, par value $.01 ("PIONEER COMMON STOCK"), of Pioneer Bancshares, Inc. ("PIONEER" or the "COMPANY") on or about October 30, 1998, and is accompanied by the Notice of Special Meeting and a form of proxy that is solicited by the Board of Directors of Pioneer (the "PIONEER BOARD") for use at the special meeting of Pioneer Shareholders to be held on November 19, 1998, at 9:00 a.m., local time, at Pioneer's main office at 801 Broad Street, Chattanooga, Tennessee, and at any adjournments or postponements thereof (the "SPECIAL MEETING"). At the Special Meeting, Pioneer Shareholders will consider and vote upon a proposal to approve the proposed merger (the "MERGER") of Pioneer with and into First American Corporation ("FIRST AMERICAN" or the "CORPORATION") as contemplated in the Agreement and Plan of Merger, dated as of May 28, 1998, by and between Pioneer and First American (the "AGREEMENT"). The Pioneer Shareholders may also be asked to vote upon a proposal to adjourn or postpone the Special Meeting, which adjournment or postponement could be used for the purpose, among others, of allowing additional time for the soliciting of additional votes to approve the Merger.

PROXIES

A Pioneer Shareholder may use the accompanying form of proxy if such Pioneer Shareholder is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if such Pioneer Shareholder does attend the meeting. A Pioneer Shareholder may revoke any proxy given pursuant to this solicitation by delivering to the Secretary of Pioneer, prior to the taking of the vote at the Special Meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date or by attending the meeting and electing to vote in person; however, attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of Pioneer proxies should be addressed to Ralph M. West, Jr., at Pioneer Bancshares, Inc., 801 Broad Street, Chattanooga, Tennessee 37402. For such notice of revocation or later proxy to be valid, however, it must actually be received by Pioneer prior to the vote of the Pioneer Shareholders at the Special Meeting. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted in favor of approval of the Agreement. The Pioneer Board is unaware of any other matters that may be presented for action at the Special Meeting. If other matters do properly come before the Special Meeting, however, it is intended that shares represented by proxies in the accompanying form will be voted (or not voted) by the persons named in the proxies in their discretion, provided that no proxy that is voted against approval and adoption of the Agreement will be voted in favor of any adjournment or postponement of the Special Meeting for the purpose of soliciting additional proxies to approve the Agreement.

SOLICITATION OF PROXIES

The entire cost of soliciting proxies from the Pioneer Shareholders will be borne by Pioneer, except that Pioneer and First American will each bear half of the expenses associated with the printing and mailing of this Prospectus/Proxy Statement and the

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

registration statement and all filing fees in connection therewith. In addition to the solicitation of proxies by mail, Pioneer will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of the stock and secure their voting instructions, if necessary. Pioneer will reimburse such record holders for their reasonable expenses. If necessary, Pioneer may also use several of its regular employees, who will not be specially compensated, to solicit proxies from Pioneer Shareholders, either personally or by telephone, telegram, facsimile or special delivery letter.

RECORD DATE AND VOTING RIGHTS

The Pioneer Board has fixed October 16, 1998 as the record date (the "PIONEER RECORD DATE") for the determination of the Pioneer Shareholders entitled to receive notice of and to vote at the Special Meeting. Accordingly, only Pioneer Shareholders of record at the close of business on the Pioneer Record Date will be entitled to notice of and to vote at the Special Meeting. At the close of business on the Pioneer Record Date, there were 3,759,912 shares of Pioneer Common Stock held by approximately 792 holders of record, with 3,735,872 of such shares entitled to vote at the Special Meeting. The presence, in person or by proxy, of shares of Pioneer Common Stock representing a majority of the votes entitled to be cast on the Agreement and the transactions contemplated thereby on the Pioneer Record Date is necessary to constitute a quorum at the Special Meeting. Each share of Pioneer Common Stock outstanding on the Pioneer Record Date entitles its holder to one vote on the Agreement and the transactions contemplated thereby and any other proposal that may properly come before the Special Meeting.

Pioneer will count shares of Pioneer Common Stock present in person at the Special Meeting but not voting, and shares of Pioneer Common Stock for which it has received proxies but with respect to which holders of such shares have abstained, as present at the Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. In addition, shares represented by proxies returned by a broker holding such shares in nominee or "street" name will be counted for purposes of determining whether a quorum exists, even if such shares are not voted in matters where discretionary voting by the broker is not allowed ("BROKER NON-VOTES"). Under applicable rules of the New York Stock Exchange, Inc. (the "NYSE"), brokers who hold shares of Pioneer Common Stock in "street" name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers with respect to the matters to be considered and voted upon at the Special Meeting without specific instructions from such customers.

UNDER THE DELAWARE GENERAL CORPORATION LAW (THE "DGCL"), APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF ALL VOTES ENTITLED TO BE CAST ON THE AGREEMENT AT THE SPECIAL MEETING. BECAUSE APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF OUTSTANDING SHARES OF PIONEER COMMON STOCK, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS NEGATIVE VOTES. ACCORDINGLY, THE PIONEER BOARD URGES PIONEER SHAREHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID RETURN ENVELOPE.

As of the Pioneer Record Date, approximately 690,623 shares of Pioneer Common Stock, or approximately 18.49% of the shares entitled to vote at the Special Meeting, were beneficially owned by directors and executive officers of Pioneer. It is currently expected that each such director and executive officer of Pioneer will vote the shares of Pioneer Common Stock beneficially owned by him or her for approval of the Agreement and the

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

transactions contemplated thereby. In addition, as of the Pioneer Record Date, the bank and trust subsidiaries of First American held no shares of Pioneer Common Stock.

DISSENTERS' RIGHTS

Under the DGCL, holders of Pioneer Common Stock who vote against the Merger and who deliver to Pioneer the required written demand and who otherwise comply with the requirements of the DGCL will be entitled to receive the value of their shares in cash as determined under the provisions of the DGCL. SUCH RIGHT WILL BE LOST, HOWEVER, IF THE PROCEDURAL REQUIREMENTS OF THE DGCL ARE NOT FULLY AND PRECISELY SATISFIED. See "ADDITIONAL INFORMATION -- Dissenters' Appraisal Rights."

RECOMMENDATION OF THE PIONEER BOARD

The Pioneer Board has unanimously approved the Agreement and the transactions contemplated thereby. The Pioneer Board believes that the Merger is fair to, and in the best interests of, Pioneer and the Pioneer Shareholders and unanimously recommends that the Pioneer Shareholders vote "FOR" approval and adoption of the Merger and the transactions contemplated thereby. See "THE MERGER -- Reasons of Pioneer for the Merger."

                                   THE MERGER

THE FOLLOWING SUMMARY OF CERTAIN TERMS AND PROVISIONS OF THE AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE, AND, WITH THE EXCEPTION OF CERTAIN EXHIBITS THERETO, IS ATTACHED AS APPENDIX A TO THIS PROSPECTUS/PROXY STATEMENT.

                           DESCRIPTION OF THE MERGER

At the effective time of the Merger (the "EFFECTIVE TIME"), Pioneer will be merged with and into First American, with First American as the surviving corporation. Subject to the satisfaction or waiver of certain conditions set forth in the Agreement and described more fully in "-- Conditions to the Merger," the Merger will become effective upon the filing of articles of merger for the Merger (the "ARTICLES OF MERGER") in the offices of the Secretary of State of the State of Tennessee in accordance with the Tennessee Business Corporation Act (the "TBCA") and the filing of the certificate of merger for the Merger (the "CERTIFICATE OF MERGER") in the offices of the Secretary of State of the State of Delaware in accordance with the DGCL.

It is contemplated that, at or after the consummation of the Merger, Pioneer's subsidiary banks, Pioneer Bank and Valley Bank, will be merged with and into First American's national banking association subsidiary, First American National Bank ("FANB"), and Pioneer's federal savings bank subsidiary, Pioneer Bank f.s.b., will be merged with and into First American's federal savings bank subsidiary, First American Federal Savings Bank ("FAFSB").

At the Effective Time, automatically by virtue of the Merger and without any action on the part of any party or Pioneer Shareholder, each share of Pioneer Common Stock (excluding shares of Pioneer Common Stock with respect to which dissenters' rights have been properly demanded in accordance with Section 262 of the DGCL ("DISSENTING SHARES"), or held by Pioneer or by First American or any of its subsidiaries, in each case,

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

other than Trust Account Shares (as defined below) or shares held in respect of a debt previously contracted) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 1.65 (the "EXCHANGE RATIO") shares of common stock of First American, par value $2.50 per share ("FIRST AMERICAN COMMON STOCK"), plus associated rights to purchase shares of First American's Series A Junior Preferred Stock, and cash in lieu of any fractional share (together, the "MERGER CONSIDERATION"). If, before the Effective Time, the shares of First American Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares due to a stock dividend, stock split, or similar recapitalization, the Exchange Ratio will be adjusted accordingly.

No fractional shares of First American Common Stock will be issued in connection with the Merger. In lieu of issuing fractional shares, First American will make a cash payment (without interest) equal to the fractional part of a share which a Pioneer shareholder would otherwise receive multiplied by the closing price of First American Common Stock on the NYSE-Composite Transactions List (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source selected by First American) on the second trading day immediately preceding but not including the Effective Time.

It is expected that the market price of First American Common Stock will fluctuate between the date of this Prospectus/Proxy Statement and the date on which the Merger is consummated and thereafter. Because the Exchange Ratio is fixed and because the market price of First American Common Stock is subject to fluctuation, the value of the shares of First American Common Stock that holders of Pioneer Common Stock will receive in the Merger may increase or decrease prior to the Merger. For further information concerning the historical market prices of First American Common Stock and Pioneer Common Stock, see "INFORMATION ABOUT OUR COMPANIES -- Price Range of Common Stock and Dividends -- Market Prices." No assurance can be given concerning the market price of First American Common Stock before or after the Effective Time.

In addition, at the Effective Time, all options to purchase shares of Pioneer Common Stock (each a "PIONEER STOCK OPTION") that have been granted under the Pioneer Bancshares, Inc. 1994 Long-Term Incentive Plan and the Pioneer 401(k) and Employee Stock Ownership Plan (together, the "PIONEER STOCK OPTION PLANS") that are then outstanding will cease to represent rights to acquire shares of Pioneer Common Stock and will be automatically converted into stock options to purchase shares of First American Common Stock, but such Pioneer Stock Options will otherwise remain subject to the terms of the Pioneer Stock Option Plans, the agreements evidencing grants thereunder and any other agreements between Pioneer and an optionee, except that from and after the Effective Time (i) the number of shares of First American Common Stock purchasable upon exercise of such a Pioneer Stock Option will be equal to the number of shares of Pioneer Common Stock purchasable under such Pioneer Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share), and (ii) the per share exercise price under each such Pioneer Stock Option will be adjusted by dividing such exercise price by the Exchange Ratio (rounded up to the nearest cent). Notwithstanding the foregoing, each Pioneer Stock Option that is an "incentive stock option" will be adjusted as required by Section 424 of the Internal Revenue Code of 1986, as amended (the "CODE"), and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Code. In connection with the conversion of the Pioneer Stock Options in the Merger, First American will (i) reserve for issuance a sufficient number shares of First American Common Stock necessary to satisfy First

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

American's obligations with respect to the Pioneer Stock Options, and (ii) as soon as practicable after the Effective Time file a registration statement with respect to the shares of First American Common Stock subject to such options under the Securities Act of 1933, as amended (the "SECURITIES ACT"), and use its reasonable efforts to maintain the effectiveness of the registration statement (and maintain the current status of the prospectus contained in the registration statement) for so long as such options remain outstanding.

As of the Effective Time, by virtue of the Merger and without any action on the part of the Pioneer Shareholders, all shares of Pioneer Common Stock that are owned by Pioneer or any subsidiary or affiliate of Pioneer or by First American or any subsidiary of First American (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties (any such shares, "TRUST ACCOUNT SHARES") or shares held as a result of debts previously contracted) shall be canceled and retired and shall cease to exist and no stock of First American or other consideration shall be delivered in exchange therefor. All shares of First American Common Stock that are owned by Pioneer (other than Trust Account Shares or shares held as a result of debts previously contracted) shall become authorized but unissued stock of First American, and all other shares of First American Common Stock outstanding as of the Effective Time will remain outstanding. Further, Dissenting Shares will not be converted into the right to receive, or be exchangeable for, the Merger Consideration; instead, the holders of Dissenting Shares will be entitled to payment of the appraised value of the Dissenting Shares if they deliver a written demand therefor to Pioneer in accordance with Section 262 of the DGCL. Notwithstanding the foregoing: (a) if any holder of Dissenting Shares subsequently delivers a written withdrawal of such holder's demand for appraisal thereof, or (b) if any such holder fails to establish such holder's entitlement to dissenters' rights under Section 262 of the DGCL, or (c) if no holder of Dissenting Shares has filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in Section 262 of the DGCL, such holder or holders will forfeit the right to appraisal and such shares will be deemed to have been converted into the right to receive, and to have become exchangeable for, the Merger Consideration. See "ADDITIONAL
INFORMATION -- Dissenters' Appraisal Rights."

                            BACKGROUND OF THE MERGER

Pioneer Bank was founded in 1916, and through 1994 conducted its business from its main office and branches in the City of Chattanooga and surrounding areas of Hamilton County, Tennessee. Pioneer Bank formed Pioneer as a bank holding company in 1992 to increase its corporate flexibility and permit acquisitions. In June 1995, Pioneer was considering opening a new branch in Marion County, Tennessee when it was offered an opportunity to acquire three NationsBank offices and approximately $71 million in deposits in Marion County, with a market share in excess of 50% of the deposits in that county. Pioneer was the successful bidder on these branches, and this transaction closed in the Summer of 1995. During the same year, Pioneer began discussions with Sweetwater Valley Corp. to acquire Sweetwater Valley Corp. and its subsidiary, Valley Bank in Sweetwater, Tennessee. Pioneer acquired Valley Bank on December 1, 1995, which expanded Pioneer's operations into McMinn and Monroe Counties, Tennessee. These acquisitions were part of an informal strategy to expand Pioneer into contiguous and complementary markets.

In 1996, the Pioneer Board established a Strategic Planning Committee to look at acquisitions and other means of expansion and increasing shareholder value, and otherwise to exercise generally all powers of the Pioneer Board between meetings of the Pioneer Board. The Strategic Planning Committee developed and adopted a long term strategy to remain independent (the "STRATEGIC PLAN"). This strategy was approved by the Pioneer Board and remained Pioneer's strategy through Spring 1998. Key elements of the Strategic Plan included expansion north on the Interstate Highway 75 ("I-75") corridor in Tennessee and south along I-75 into nearby markets in the State of Georgia. Further expansion into attractive areas in contiguous markets by de novo branching were also contemplated by the Strategic Plan.

Pioneer discussed acquisitions with various community banks and thrifts in northwest Georgia, but none were interested in selling and all remain independent today. Further discussions were pursued with various financial institutions in Tennessee in furtherance of the Strategic Plan, but the potential targets either were not interested in a sale, sought higher prices than Pioneer believed reasonable, or were already in discussions with third parties. Pioneer's ability to make acquisitions was further limited because the increasing premiums sought by sellers were often higher than the Pioneer Board considered reasonable, and because of the rapid increase in the stock prices of larger regional bank holding companies competing for acquisitions, and because Pioneer's common stock had little trading volume and was not listed on any national securities market or exchange.

Pioneer did expand by establishing new branches in Sequatchie County, Tennessee, which is west of Chattanooga, and in Meigs County, Tennessee. It also established a loan production office ("LPO") in Dalton, Georgia, which is about 22 miles south of Chattanooga on I-75. New services were provided in the areas of securities brokerage and plans for selling insurance were being implemented.

As a result of legal restrictions on branching across state lines, neither of Pioneer's bank subsidiaries were able to establish the desired Georgia presence. However, in early 1997, following Congressional action substantially equalizing the costs of deposit insurance for banks and thrifts, Pioneer determined that it could branch economically in Georgia by forming a federal savings bank. At the same time, Congress was considering eliminating the thrift charter, so Pioneer moved quickly to establish a federal savings bank. In September 1997, Pioneer Bank, f.s.b. opened offices in East Ridge, Tennessee, and took over the Dalton, Georgia LPO, and an additional branch was approved for Fort Oglethorpe, Georgia.

During Fall 1997, several members of the Pioneer Board began voicing concerns regarding the cost of expansion, together with the cost of preparing for the Year 2000 issue and otherwise upgrading Pioneer's computer and other processing systems to handle a more diversified product line and to support growth and customer service. Similar concerns were raised about the costs of possible acquisitions.

On April 1, 1998, Pioneer received a letter from a large, well regarded regional bank holding company expressing an interest in a possible acquisition. The Strategic Planning Committee met the following day and considered, with Pioneer's financial and legal advisors, possible responses and possible other capable acquirers. The list of possible acquirers to whom an information package regarding Pioneer would be sent subject to a confidentiality agreement was narrowed to four. Ultimately, three of the four potential acquirers that received the information package submitted bids and on April 15, 1998, the Pioneer Board met with Pioneer's legal and financial advisors, and voted unanimously to proceed with negotiating a merger agreement with a North Carolina-based bank holding company. Following this meeting, various discussions and meetings were held between

Pioneer and representatives of Pioneer and the Clark family (the largest shareholder group of Pioneer) with the North Carolina institution regarding the possible acquisition.

On or about April 24, 1998, a member of the Clark family requested that a special committee of outside directors of the Pioneer Board be appointed (the "SPECIAL COMMITTEE") to consider acquisition proposals from an expanded group of companies. The Pioneer Board appointed the Special Committee on April 27, and the Special Committee hired Sullivan & Cromwell, New York, New York, as its special counsel. At the Special Committee's request, Pioneer's investment bankers, The Carson Medlin Company ("CARSON MEDLIN"), thereupon delivered confidential information subject to confidentiality agreements to three additional potential acquirers, and received three additional bids. These bids were considered by the Pioneer Board at a meeting on May 7, 1998. At that time, representatives of the Clark family stated their belief that the process would be enhanced by adding an additional investment banker and the Pioneer Board voted to hire Keefe, Bruyette & Woods, Inc. ("KEEFE BRUYETTE") to lead the effort assisted by Carson Medlin.

Keefe Bruyette then proceeded to contact a number of additional potential acquirers. In all, 18 potential acquirers were contacted and executed confidentiality agreements, and eight submitted bids or reaffirmed existing bids. First American and the North Carolina bank holding company whose bid was approved by the Pioneer Board on April 15, 1998, (the "NORTH CAROLINA OFFER"), were the highest bidders, and merger agreements were negotiated with each of them. After evaluating its possibilities and the factors discussed below under "-- Reasons of Pioneer for the Merger," and following a series of meetings between representatives of Pioneer and the Clark family with the North Carolina-based holding company and First American, the Pioneer Board met with its financial and legal advisors, and the Special Committee's counsel, and the Pioneer Board determined that First American had made the best offer at a meeting held on May 26, 1998. At that meeting, the Pioneer Board voted to pursue a transaction with First American. The final negotiations with respect to the Agreement were conducted and the transaction and a definitive Agreement were further considered with Pioneer's financial and legal advisors and approved unanimously by all Pioneer Board members in attendance at a meeting on May 28, 1998.

                       REASONS OF PIONEER FOR THE MERGER

The Pioneer Board believes that the Merger with First American offers substantial opportunity to its shareholders to obtain a liquid stock which is readily marketable and is listed on the NYSE and has a history of paying regular dividends. Both of Pioneer's financial advisors indicated to the Board that based on various assumptions and projections, that First American's offer and the North Carolina Offer would provide superior long term value to Pioneer's shareholders, compared to remaining independent. Based on evaluations and discussions with its financial advisors, the Board believed that First American stock provided a good long term value. At the same time, Pioneer's directors and executive officers were willing to commit to shareholder support agreements and agreed to vote their shares of Pioneer Common Stock in favor of the transaction. Certain of such persons have other interests in the transaction. See
"-- Interests of Certain Persons in the Merger" and "-- Background of the Merger" for additional information.

THE PIONEER BOARD BELIEVES THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, PIONEER AND THE PIONEER SHAREHOLDERS. THE PIONEER BOARD UNANIMOUSLY RECOMMENDS THAT PIONEER

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

SHAREHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY.

                    REASONS OF FIRST AMERICAN FOR THE MERGER

In reaching its determination to approve the Merger, the board of directors of First American (the "FIRST AMERICAN BOARD") consulted with First American management, as well as its legal advisors, and considered the following factors, which constitute the material factors considered by the First American Board in approving the Agreement:

      (i) First American's business, operations, financial condition, earnings, and acquisition strategy, including the desirability of achieving an expanded market presence in southeast Tennessee and northwest Georgia;

      (ii) the current and prospective economic, regulatory and competitive climate facing banking institutions, including without limitation the consolidation currently underway in the banking industry and competition from larger institutions and from nonbank providers of financial services;

      (iii) the presentations by First American management as to (a) the business operations, asset quality, earnings and financial condition of Pioneer, and (b) the competitive position of Pioneer;

      (iv) the anticipated cost savings, revenue enhancements and other economic synergies available to the combined institution;

      (v) the common philosophies and cultures of First American and Pioneer, particularly with respect to customer satisfaction, efficiency and credit quality;

      (vi)  the Exchange Ratio in the Merger; and

     (vii) the terms of the Agreement, including the termination fee provisions thereof; the regulatory and shareholder approval processes; the treatment of the Merger as a pooling-of-interests for financial accounting purposes; and the nature of the Merger as a tax-free reorganization for federal income tax purposes (see "-- Certain Federal Income Tax Consequences" and "-- Accounting Treatment").

The foregoing discussion of the information and factors considered by the First American Board is not intended to be exhaustive but includes all material factors considered by the First American Board. The First American Board considered a number of factors which, taken in totality, led to the determination by the First American Board that the Merger is in the best interests of First American and its shareholders, customers and communities served. In reaching its determinations to approve the Agreement, the First American Board did not assign relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated by the Agreement, considering, among other things, the matters discussed above, the First American Board, by unanimous vote of all directors present, approved the Agreement as being in the best interests of First American and its shareholders.

                    OPINIONS OF PIONEER'S FINANCIAL ADVISORS

OPINION OF KEEFE, BRUYETTE & WOODS, INC.

The Pioneer Board has retained Keefe Bruyette, an independent financial advisor, to evaluate the Exchange Ratio offered to Pioneer's shareholders by First American.

On May 28, 1998, at a meeting of the Pioneer Board held to evaluate the proposed Merger, Keefe Bruyette delivered an oral opinion to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to the holders of Pioneer Common Stock. Keefe Bruyette has delivered to the Pioneer Board its updated written opinion dated the date of this Prospectus/Proxy Statement to the effect that as of such date the Exchange Ratio is fair, from a financial point of view, to the holders of Pioneer Common Stock. In connection with its opinion dated the date of this Prospectus/Proxy Statement, Keefe Bruyette updated certain analyses performed in connection with its opinion dated May 28, 1998, and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.

Keefe Bruyette's opinion is addressed to the Pioneer Board and does not constitute a recommendation as to how any shareholder of Pioneer should vote with respect to the Agreement. No limitations were imposed by the Pioneer Board upon Keefe Bruyette with respect to the investigations made or procedures followed by Keefe Bruyette in rendering its opinions.

THE FULL TEXT OF THE OPINION OF KEEFE BRUYETTE, WHICH SETS FORTH A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS APPENDIX C AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. THE FOLLOWING SUMMARY OF THE OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

In rendering its opinion, Keefe Bruyette (i) reviewed, among other things, the Agreement, Annual Reports to Shareholders and Annual Reports on Form 10-K of Pioneer and Annual Reports on Form 10-K of First American for the four years ended December 31, 1997, certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Pioneer and Quarterly Reports on Form 10-Q of First American and certain internal financial analyses and forecasts for Pioneer prepared by management; (ii) held discussions with members of senior management of Pioneer and First American regarding past and current business operations, regulatory relationships, financial condition and future prospects of the respective companies; (iii) compared certain financial and stock market information of Pioneer and First American with similar information for certain other companies, the securities of which are publicly traded; (iv) reviewed the financial terms of certain recent business combinations in the banking industry; and (v) performed such other studies and analyses as it considered appropriate.

The following is a summary of the material financial analyses presented by Keefe Bruyette to the Pioneer Board on May 28, 1998 in connection with providing its opinion. For purposes of these analyses, data with respect to First American reflected First American's acquisition of Deposit Guaranty, effective May 1, 1998.

SUMMARY OF PROPOSAL. Keefe Bruyette calculated multiples which were based on the assumed per share purchase price of $76.31 (derived by multiplying the Exchange Ratio of 1.65 by $46.25, the last reported sale price for First American Common Stock on the last day of trading prior to Keefe Bruyette's presentation). Pioneer's March 31, 1998 stated book value was $26.52, tangible book value was $25.09, trailing 12 months (from April 1, 1997 to March 31, 1998) earnings per share were $2.59, and the 1998 earnings per share estimate (provided by Pioneer) was $2.87. Based on this data, the price to book value multiple was 2.88 times, the price to tangible book value multiple was 3.04 times, the price to trailing 12 months earnings per share was 29.46 times, and the price to 1998 estimated earnings per share was
26.59 times.

ANALYSIS OF SELECTED MERGER TRANSACTIONS. Keefe Bruyette reviewed certain financial data related to comparable nationwide acquisitions of bank holding companies with seller total asset size between $500 million and $2 billion announced after December 12, 1997. The following transactions comprised the group: Mercantile Bancorp/First Financial Bancorp, BancFirst Corp./AmQuest Financial Corp., Old Kent Financial/First Evergreen Corp., Union Planters Corp./AMBANC Corp., St. Paul Bancorp/Beverly Bancorporation, First Security Corp./California State Bank, SouthTrust Corp./American Banks of Florida, Cullen/Frost Bankers/Overton Bancshares, Union Planters Corp./Merchants Bancshares, First Midwest Bancorp/Heritage Financial Services, BB&T Corp./Franklin Bancorp, and Regions Financial/First State Corp.

Keefe Bruyette calculated an average and median of the nationwide groups' multiples of price to the targets' earnings (trailing 12 months) as 25.09 and 25.30, respectively, compared to a multiple of 29.47 for the Merger; an average and median premium to the targets' stated book value of 306% and 292%, respectively, compared to a premium of 288% associated with the Merger; an average and median premium to the targets' tangible book value of 328% and 326%, respectively, compared to a premium of 304% associated with the Merger; and an average and median premium to the targets' deposits (net of tangible equity) of 27.39% and 26.89%, respectively, compared to 38.89% associated with the Merger.

No company or transaction used as a comparison in the above analysis is identical to Pioneer, First American or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

SELECTED PEER GROUP ANALYSIS. Keefe Bruyette compared the financial performance and market performance of First American to a group of comparable bank holding companies based on various financial measures of earnings performance, operating efficiency, capital adequacy and asset quality and various measures of market performance, including market/book values, price to earnings and dividend yields to those of selected bank holding companies. For purposes of such analysis, the financial information used by Keefe Bruyette was as of and for the quarter ended March 31, 1998. Market price information was as of May 27, 1998. The companies in the First American peer group were Regions Financial Corp., Summit Bancorp, Fifth Third Bancorp, Union Planters Corp., Huntington Bancshares Inc., Crestar Financial Corp., AmSouth Bancorporation, First Tennessee National Corp., Compass Bancshares, Inc., Star Banc Corp., Synovus Financial Corp., and First Virginia Banks, Inc. First American was also compared to BB&T Corporation and SouthTrust Corp. individually.

Keefe Bruyette's analysis showed the following concerning First American's financial performance: return on assets on an annualized basis was 1.40%, compared with a group average of 1.51% and median of 1.40%; return on equity on an annualized basis was

16.98%, compared with a group average of 17.31% and median of 17.22%; net interest margin on an annualized basis was 4.18%, compared with a group average of 4.39% and median of 4.23%; efficiency ratio on an annualized basis was 61.02%, compared with a group average of 54.53% and median of 53.44%; ratio of equity to total assets was 8.06%, compared with a group average of 8.75% and median of 8.58%; ratio of tangible equity to total assets was 7.15%, compared with a group average of 7.11% and median of 7.53%; ratio of loan loss reserve to nonperforming loans was 745%, compared with a group average of 364% and median of 360%; ratio of net charge offs to average loans was 0.25%, compared with a group average of 0.43% and median of 0.44%; ratio of non-performing assets to loans plus other real estate owned was 0.28%, compared with a group average of 0.55% and median of 0.49%.

Keefe Bruyette's analysis further showed the following concerning First American's market performance: that First American's price to 1998 estimated earnings per share multiple was 17.45 times compared to a group average of 20.19 times and median of 18.52 times; price to 1999 estimated earnings per share multiple was 15.16 times compared to a group average of 17.84 times and median of 16.92 times; estimated 1998 to 1999 earnings per share growth rate was 15.09% compared to a group average of 13.04% and median of 12.47%; price to book value per share was 3.00 times compared to a group average of 3.62 times and median of
3.19 times; price to tangible book value per share was 3.41 times compared to a group average of 3.95 times and median of 3.55 times; and dividend yield was 1.73% compared to a group average of 2.16% and median of 2.21%. For purposes of the above calculations, all earnings estimates were based upon the published estimates of Keefe Bruyette's equity research department.

PRO FORMA DIVIDEND ANALYSIS. Based on the Exchange Ratio of 1.65 and given First American's announced annualized dividend of $1.00 per share, Pioneer's 1998 dividend per share equivalent would be $1.65, a 65% increase from its stand-alone 1998 dividend of $1.00.

CONTRIBUTION ANALYSIS. Keefe Bruyette calculated the relative contribution of Pioneer and First American to the pro-forma balance sheet, income statement and market capitalization of the combined entity. Pioneer contributed 5.0% of the total assets, 5.4% of gross loans, 4.2% of the loan loss reserve, 5.2% of deposits, 6.1% of common equity, 5.4% of net interest income, 2.5% of non interest income, 4.6% of non interest expense, 3.7% of net income, 5.4% of nonperforming assets and 5.7% of the market capitalization.

DIVIDEND DISCOUNT ANALYSIS. Keefe Bruyette estimated the present value of the future cash flows that would accrue to a holder of a share of Pioneer Common Stock assuming the shareholder held the stock through the year 2003 and then sold it at the end of year 2003. The analysis was based on several assumptions, including earnings per share projections for Pioneer of $2.77 in 1998, $3.30 in 1999, $3.86 in 2000, $4.39 in 2001, $4.78 in 2002, a 10% earnings per share growth rate from 2002 to 2003, and a 20% dividend growth rate from 1998 to 2003. A market multiple terminal value was calculated for 2003 by multiplying Pioneer's projected 2003 earnings per share by the current price/earnings multiple of 20.58 times 1998 earnings. An acquisition multiple terminal value was calculated for 2003 by multiplying Pioneer's projected 2003 earnings per share by a price/ earnings multiple of 23 times earnings. The terminal valuation and the estimated dividends were discounted at a rate of 12%, producing a present value of $61.25 based on a market terminal value and $67.70 based on an acquisition terminal value. Keefe Bruyette also presented a table showing the foregoing analysis with a range of discount rates from 10% to 15% and a range of price-to-earnings terminal multiples of 18x to 23x, resulting in a range of present values for a share of Pioneer Common Stock of $46.75 to $75.14. These values were determined by adding (i) the present value of the estimated future dividend stream that Pioneer could generate over the period beginning January 1998 and ending in December 2003, and (ii) the present value of the "terminal value" of the Pioneer Common Stock.

Keefe Bruyette also estimated the present value of future cash flows that would accrue to a holder of 1.65 shares of First American assuming the stockholder held the stock through the year 2003 and then sold it at the end of 2003. This analysis was based on several assumptions, including First American 1998 earnings per share of $2.65, 1999 earnings per share of $3.05, a 12.0% earnings per share growth rate thereafter, and a 20% dividend growth rate from 1998 to 2003. A market multiple terminal value was calculated for 2003 by multiplying First American projected 2003 earnings per share by the current price/ earnings multiple of 17.5 times 1998 earnings. An acquisition multiple terminal value was calculated for 2003 by multiplying First American projected 2003 earnings per share by a price/earnings multiple of 21 times earnings. The terminal valuation and the estimated dividends were discounted at a rate of 12%, producing a present value of $80.59 based on a market terminal value and $94.83 based on an acquisition terminal value.

Keefe Bruyette stated that dividend discount analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, dividend payout rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values.

OTHER ANALYSIS. Keefe Bruyette also reviewed First American's five year financial highlights, loan and deposit composition, historical stock price performance relative to the S&P 500 and the Keefe Bank Index, and the pro-forma earnings per share for the merger of Pioneer with First American.

The summary contained herein provides a description of the material analyses prepared by Keefe Bruyette in connection with the rendering of its opinion. The summary set forth above does not purport to be a complete description of the analyses performed by Keefe Bruyette in connection with the rendering of its opinion. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Keefe Bruyette believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses without considering all analyses, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in Keefe Bruyette's presentations and opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be Keefe Bruyette's view of the actual value of Pioneer and First American. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analyses.

In performing its analyses, Keefe Bruyette made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Pioneer and First American. The analyses performed by Keefe Bruyette are not necessarily indicative of actual values or actual future results which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Keefe Bruyette's analysis of the fairness, from a financial point of view, of the Exchange Ratio in the Merger. These analyses were provided to the Pioneer Board in connection with the delivery of Keefe Bruyette's opinion. The analyses do not purport to be appraisals or to reflect the prices at which Pioneer actually might be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, Keefe Bruyette's opinion, along with its presentation to the Pioneer Board, was just one of various factors taken into consideration by the Pioneer Board in unanimously approving the Agreement.

Keefe Bruyette, as part of its investment banking business, is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, Keefe Bruyette has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Keefe Bruyette may, from time to time, purchase securities from, and sell securities to, First American, and as a market maker in securities, Keefe Bruyette may from time to time have a long or short position in, and buy or sell, debt or equity securities of First American for Keefe Bruyette's own account and for the accounts of its customers.

Pioneer agreed to pay Keefe Bruyette at the signing of the engagement agreement between Keefe Bruyette and Pioneer, a cash fee ("CASH FEE") of $500,000 plus an incentive fee ("INCENTIVE FEE") of 2% of the aggregate consideration offered in the Merger in excess of $77 per share for each share of Pioneer. The Cash Fee will be payable in three parts, with 25% payable with the execution of a definitive agreement, 25% payable upon the mailing of a proxy to Pioneer shareholders and 50% payable at the time of closing of the Merger. The incentive fee will be payable at closing. Based on the closing price of First American on October 26, 1998, Keefe Bruyette will not receive an Incentive Fee.

In addition to any fees payable to Keefe Bruyette pursuant to the foregoing, and regardless of whether the Merger is consummated, Pioneer also agreed to reimburse Keefe Bruyette for reasonable out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel incurred in connection with its retention.

OPINION OF THE CARSON MEDLIN COMPANY

Pursuant to a letter agreement dated April 2, 1998, Carson Medlin was engaged to represent Pioneer to search for parties who might wish to acquire Pioneer and to assist Pioneer in negotiations with such parties. In a letter agreement dated May 13, 1998, which superseded the April 2, 1998 agreement, Pioneer engaged Carson Medlin, together with Keefe Bruyette, to render financial advisory and investment banking services in connection with the possible sale of Pioneer and to render its opinion as to the fairness, from a financial point of view, of the Exchange Ratio in a resulting transaction. Pioneer selected Carson Medlin as its financial adviser on the basis of Carson Medlin's historical relationship with Pioneer and Carson Medlin's experience and expertise in representing community banks in acquisition transactions. Carson Medlin is an investment banking firm which specializes in the securities of financial institutions located in the southeastern United States. As part of its investment banking activities, Carson Medlin is regularly engaged in the valuation of financial institutions and transactions relating to their securities.

Carson Medlin delivered its written opinion dated May 28, 1998 to the Pioneer Board stating that the Exchange Ratio provided in the Agreement is fair, from a financial point of view, to the shareholders of Pioneer. Carson Medlin subsequently confirmed such opinion in writing as of the date of this Prospectus/Proxy Statement.

The full text of Carson Medlin's written opinion, dated the date of this Prospectus/Proxy Statement, is attached as Appendix D to this Prospectus/Proxy Statement and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered and qualification and limitation on the review undertaken by Carson Medlin in connection with its opinion. Carson Medlin's opinion, dated the date of this Prospectus/ Proxy Statement, is addressed to the Pioneer Board and is substantially identical to the written opinion delivered to the Pioneer Board dated May 28, 1998. The summary of the opinion of Carson Medlin set forth in this Prospectus/Proxy Statement is qualified in its entirety by reference to the full text of such opinion. Carson Medlin's opinions to the Pioneer Board rendered in connection with the Merger do not constitute a recommendation to any Pioneer Shareholder regarding how such shareholder should vote at the Special Meeting.

No limitations were imposed by the Pioneer Board or management of Pioneer upon Carson Medlin with respect to the investigations made or the procedures followed by Carson Medlin in rendering its opinions.

The preparation of a financial fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. In connection with rendering its opinions, Carson Medlin performed a variety of financial analyses. Carson Medlin believes that its analyses must be considered together as a whole and that selecting portions of such analyses and the facts considered therein, without considering all other factors and analyses, could create an incomplete or inaccurate view of the analyses and the process underlying the rendering of Carson Medlin's opinions. In performing its analyses, Carson Medlin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of First American and Pioneer and which may not be realized. Any estimates contained in Carson Medlin's analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which such companies or their securities may actually be sold. Except as described below, none of the analyses performed by Carson Medlin were assigned a greater significance by Carson Medlin than any other.

Carson Medlin has relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purpose of rendering its opinions. Carson Medlin did not undertake any independent evaluation or appraisal of the assets and liabilities of First American or Pioneer, nor was it furnished with any such appraisals. Carson Medlin is not expert in the evaluation of loan portfolios, including underperforming or nonperforming assets, charge-offs or the allowance for loan losses, has not reviewed any individual credit files of First American or Pioneer and has assumed that the allowances for each of First American and Pioneer are in the aggregate adequate to cover such losses. Carson Medlin's opinion is necessarily based on economic, market and other conditions existing on the date of its opinion, and on information as of various earlier dates made available to it. Carson Medlin reviewed certain financial projections prepared by First American and Pioneer. Carson Medlin assumed that these projections were prepared on a reasonable basis using the best and most current information available to the management of First American and Pioneer, and that such projections will be realized in the amounts and at the times contemplated thereby. Neither First American nor Pioneer publicly discloses internal management projections of the type provided to Carson Medlin. Such projections were not prepared for, or with a view toward, public disclosure. Carson Medlin assumed that the Merger will be recorded as a pooling-of-interests under generally accepted accounting principles.

In connection with its opinion, dated as of the date hereof, Carson Medlin reviewed: (i) the Agreement; (ii) the annual reports to shareholders of First American, including the audited financial statements for the five years ended December 31, 1997; (iii) audited financial statements of Pioneer for the five years ended December 31, 1997; (iv) the unaudited interim financial statements of First American for the six months ended June 30, 1998; (v) the unaudited interim financial statements of Pioneer for the six months ended June 30, 1998;
(vi) certain financial and operating information with respect to the business, operations and prospects of First American and Pioneer; and (vii) this Prospectus/Proxy Statement. In addition, Carson Medlin: (a) held discussions with members of the senior management of First American and Pioneer regarding the historical and current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the common stock of First American and Pioneer and compared them with those of certain publicly traded companies which it deemed to be relevant; (c) compared the results of operations of First American and Pioneer with those of certain financial institutions which it deemed to be relevant; (d) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of financial institutions; (e) analyzed the pro forma financial impact of the Merger on First American; and (f) conducted such other studies, analyses, inquiries and examinations as Carson Medlin deemed appropriate.

VALUATION METHODOLOGIES

The following is a summary of the principal analyses performed by Carson Medlin in connection with its opinion provided to the Pioneer Board on May 28, 1998.

SUMMARY OF PROPOSAL. Carson Medlin reviewed the terms of the proposed Merger, including the form of consideration, the Exchange Ratio, the closing price of First American Common Stock as of May 27, 1998, and the resulting price per share of Pioneer Common Stock pursuant to the proposed Merger. Under the terms of the Agreement, each outstanding share of Pioneer Common Stock will be converted into 1.65 shares of First American Common Stock resulting in an indicated value of $76.31 per share based on the closing price of First American Common Stock on May 27, 1998 of $46.25 per share. Carson Medlin calculated that the indicated value represented 288% of stated book value at March 31, 1998,
26.6 times 1998 estimated earnings, a 28.0% core deposit premium at March 31, 1998 (defined as the aggregate transaction value minus stated book value divided by core deposits) and 29.9% of total assets of Pioneer at March 31, 1998.

INDUSTRY COMPARATIVE ANALYSIS. In connection with rendering its opinion, Carson Medlin compared selected operating results of Pioneer to those of 50 publicly-traded community commercial banks in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Virginia and West Virginia (the "SIBR BANKS") as contained in the Southeastern Independent Bank Review(TM), a proprietary research publication prepared by Carson Medlin quarterly since 1991. The SIBR Banks range in asset size from approximately $125 million to $2.5 billion and in shareholders' equity from approximately $13.4 million to $247.8 million. Carson Medlin considers this group of financial institutions more comparable to Pioneer than larger, more widely traded regional financial institutions. Carson Medlin compared, among other factors, profitability, capitalization, and asset quality of Pioneer to these financial institutions, Carson Medlin noted that based on results for 1997, the most recent full year of operations:

     - Pioneer had a return on average assets (ROA) of 1.07%, compared to mean ROA of 1.25% for the SIBR Banks;

     - Pioneer had a return on average equity (ROE) of 10.2%, compared to mean ROE of 12.5% for the SIBR Banks;

     - Pioneer had common equity to total assets at December 31, 1997 of 10.4%, compared to mean common equity to total assets of 9.93% for the SIBR Banks; and

     - Pioneer had nonperforming assets (defined as loans 90 days past due, nonaccrual loans and other real estate) to total loans net of unearned income and other real estate at December 31, 1997 of 0.73%, compared to mean nonperforming assets to total loans net of unearned income and other real estate of 0.92% for the SIBR Banks.

This comparison indicated that Pioneer's financial performance was below the average SIBR Bank for profitability factors and above the average for asset quality and capitalization.

Carson Medlin also compared selected operating results of First American to those of five other publicly-traded bank holding companies in the southeast (the "PEER BANKS"). The Peer Banks include: AmSouth Bancorporation, Inc., First Tennessee National Corp., Regions Financial Corp., SouthTrust Corporation, and Union Planters Corp. Carson Medlin considers this group of financial institutions comparable to First American as to financial characteristics, operating philosophy, and the market for its stock. Carson Medlin compared selected balance sheet data, asset quality, capitalization, profitability ratios and market statistics using financial data at or for the three-month period ended March 31, 1998 and market data as of May 27, 1998. This comparison showed, among other things, that:

     - for the three months ended March 31, 1998, First American's ROA was 1.43% compared to a mean of 1.35% and a median of 1.33% for the Peer Banks;

     - for the three months ended March 31, 1998, First American's ROE was 16.50% compared to a mean of 17.30% and a median of 17.50% for the Peer Banks;

     - for the three months ended March 31, 1998, First American's efficiency ratio (defined as noninterest expense divided by the sum of noninterest income and taxable equivalent net interest income before provision for loan losses) was 58.0% compared to a mean of 58.8% and a median of 55.0% for the Peer Banks;

     - at March 31, 1998, First American's shareholders' equity to total assets was 8.46% compared to a mean of 7.85% and a median of 7.60% for the Peer Banks;

     - at March 31, 1998, First American's nonperforming assets to total assets were 0.25% compared to a mean of 0.49% and a median of 0.51% for the Peer Banks;

     - at May 21, 1998, First American's price to trailing twelve months earnings was 20.7 times compared to a mean of 21.1 times and a median of
       21.3 times for the Peer Banks;

     - at May 21, 1998, First American's price to book value was 317% compared to a mean of 316% and a median of 287% for the Peer Banks.

This comparison indicated that First American's financial and stock performance was comparable to the Peer Banks for most of the factors considered.

COMPARABLE TRANSACTION ANALYSIS. Carson Medlin reviewed certain information relating to 14 selected merger transactions involving southeastern commercial banks with total assets exceeding $500 million announced since January 1996 (the "COMPARABLE TRANSACTIONS"). The Comparable Transactions were (acquiree/acquirer): First Commercial Corp./Regions Financial Corp., Deposit Guaranty Corp./First American Corporation, United Carolina Bancshares/BB&T Corp., TransFinancial Inc./Star Banc Corp., Jefferson Bankshares/ Wachovia Corp., Capital Bancorp/Union Planters Corp., George Mason Bankshares/ United Bankshares, Inc., Premier Bankshares, Inc./First Virginia Banks, 1st United Bancorp/Wachovia Corp., Allied Bankshares/Regions Financial Corp., American Banks of Florida/SouthTrust Corp., First State Corp./Regions Financial Corp., CitiBancshares, Inc./Huntington Bancshares, Inc., and Franklin Bancorp/BB&T Corp. Carson Medlin considered, among other factors, the earnings, capital level, asset size and quality of assets of the acquired financial institutions. Carson Medlin compared the transaction prices at the time of announcement to the stated book value, earnings, core deposits and total assets of the acquired institutions.

On the basis of the Comparable Transactions, Carson Medlin calculated a range of purchase prices as a percentage of stated book value for the Comparable Transactions from a low of 200.6% to a high of 434.0%, with a mean of 315.8%. These transactions indicated a range of values for Pioneer from $53.20 per share to $115.10 per share, with a mean of $83.75 per share (based on Pioneer's stated book value of $26.52 per share at March 31, 1998). The consideration implied by multiplying the Exchange Ratio and the price of First American Common Stock as of May 27, 1998 was $76.31 per share and implies a price to stated book value multiple of 288% which is below the average of the range for the Comparable Transactions.

Carson Medlin calculated a range of purchase prices as a multiple of earnings for the Comparable Transactions, from a low of 14.8 times to a high of 29.8 times, with a mean of 22.3 times. These transactions indicated a range of values for Pioneer from $42.48 to $85.53 per share, with a mean of $64.00 per share (based on Pioneer's 1998 estimated earnings per share of $2.87 per share). The consideration implied by the terms of the Agreement is $76.31 per share and implies a price to earnings multiple of 26.6 times, which is above the average for the Comparable Transactions.

Carson Medlin calculated the core deposit premiums for the Comparable Transactions and found a range of values from a low of 16.1% to a high of 50.3%, with a mean of 28.2%. The premium on Pioneer's core deposits implied by the terms of the Agreement is 28.0%, near the average of the range for the Comparable Transactions.

Finally, Carson Medlin calculated a range of purchase prices as a percentage of total assets for the Comparable Transactions from a low of 20.6% to a high of 39.4%, with a mean of 28.9%. The percentage of total assets implied by the terms of the Agreement is approximately 29.9%, above the average of the range for the Comparable Transactions.

No company or transaction used in Carson Medlin's analyses is identical to First American, Pioneer or the contemplated transaction. Accordingly, the results of these analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of First American and Pioneer and other factors that could affect the value of the companies to which they have been compared.

PRESENT VALUE ANALYSIS. Carson Medlin calculated the present value of Pioneer assuming that Pioneer remained an independent bank. For purposes of this analysis, Carson Medlin utilized certain projections of Pioneer's future growth of assets, earnings and dividends and assumed that the Pioneer Common Stock would be sold at the end of 5 years at 22.3 times of projected 2002 earnings (based on the average of the Comparable Transactions). This value was then discounted to present value utilizing discount rates of 14% through 16%. These rates were selected because, in Carson Medlin's experience, they represent the rates that investors in securities such as Pioneer Common Stock would demand in light of the potential appreciation and risks. On the basis of these assumptions, Carson Medlin calculated that the present value of Pioneer as an independent bank ranged from $56.16 per share to $61.12 per share. The consideration implied by the terms of the Agreement was $76.31 per share which falls above the high end of the range under present value analysis. Carson Medlin noted that the present value analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including assets and earnings growth rates, dividend payout rates, terminal values and discount rates.

CONTRIBUTION ANALYSIS. Carson Medlin reviewed the relative contributions in terms of various balance sheet and income statement components to be made by Pioneer and First American to the combined institution based on (i) balance sheet data at March 31, 1998, and (ii) net income for the three months ended March 31, 1998. In this analysis, Carson Medlin estimated pro forma adjustments for First American's financial statements to reflect the acquisition of Deposit Guaranty Corp., which was consummated on May 1, 1998. The income statement and balance sheet components analyzed included total assets, net loans, total deposits, shareholders' equity, and net income. This analysis showed that, while Pioneer shareholders would own approximately 5.6% of the aggregate outstanding shares of the combined institution based on the Exchange Ratio, Pioneer was contributing 5.2% of total assets, 5.5% of loans, net of unearned income, 5.5% of total deposits, 6.2% of shareholders' equity, and 3.7% of net income for the three months ended March 31, 1998.

OTHER ANALYSIS. Carson Medlin also reviewed selected investment research reports on and earnings estimates for First American and prepared a shareholder claims analysis.

The opinion expressed by Carson Medlin was based upon market, economic and other relevant considerations as they existed and have been evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of Pioneer could materially affect the assumptions used in preparing the opinion.

In connection with its opinion dated as of the date of this Prospectus/Proxy Statement, Carson Medlin confirmed the appropriateness of its reliance on the analyses used to render its May 28, 1998 opinion by performing procedures to update certain of such analyses and reviewing the assumptions on which its analyses were based and the factors considered in connection therewith.

Pioneer has agreed to pay Carson Medlin a fee equal to three quarters of one percent (0.75%) of the aggregate consideration received by the shareholders and optionholders of Pioneer as a result of the Merger, subject to certain adjustments. The fee is payable $50,000 at the time of Pioneer's execution of the Agreement and the balance upon closing of the Merger. In addition to the fees payable pursuant to the foregoing and regardless of whether the Merger is consummated, Pioneer has also agreed to reimburse Carson Medlin for its reasonable out-of-pocket expenses, including expenses of counsel, incurred in connection with its retention.

                               THE EFFECTIVE TIME

The Effective Time of the Merger will be the date and time that the Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Tennessee and the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware. The Agreement provides that the parties will use their reasonable best efforts, subject to the terms and conditions of the Agreement and unless otherwise mutually agreed to in writing by Pioneer and First American, to cause the Effective Time to occur on the first business day following the last to occur of
(i) the effective date (including the expiration of any applicable waiting period) of the last required approval of any government regulatory authority having authority over the Merger, and (ii) the date on which the shareholders of Pioneer approve the Agreement to the extent such approval is required by applicable law. Currently, it is anticipated that the closing of the Merger (the "CLOSING") will occur on the day the Effective Time occurs, or at such other time as Pioneer and First American may agree (the date of the Closing being the "CLOSING DATE").

Pioneer and First American each anticipate that the Merger will be consummated on or about November 20, 1998. However, consummation of the Merger could be delayed as a result of delays in satisfying the other conditions to consummation set forth in the Agreement. There can be no assurance as to if or when such conditions will be satisfied or that the Merger will be consummated. See
"-- Regulatory Approvals" and "-- Conditions to Completion of the Merger.

At the Effective Time, Pioneer Shareholders (other than those who perfect dissenters' rights under the DGCL -- see "ADDITIONAL INFORMATION -- Dissenters' Appraisal Rights") will cease to be, and will have no rights as Pioneer Shareholders other than to receive (i) any dividend or other distribution with respect to Pioneer Common Stock with a record date occurring prior to the Effective Time and (ii) the Merger Consideration.

                            EXCHANGE OF CERTIFICATES

Promptly after the Effective Time, First American will cause the "EXCHANGE AGENT" selected by First American to mail to the former Pioneer Shareholders a form letter of transmittal, together with instructions for the exchange of such shareholders' certificates representing shares of Pioneer Common Stock for certificates representing shares of First American Common Stock.

PIONEER SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. Upon surrender to the Exchange Agent of certificates for Pioneer Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of Pioneer Common Stock surrendering such items a certificate or certificates representing the number of shares of First American Common Stock to which such holder is entitled, if any, and a check for the amount to be paid in lieu of any fractional share interest, without interest. After the Effective Time, to the extent permitted by law, Pioneer Shareholders of record as of the Effective Time will be entitled to vote at any meeting of holders of First American Common Stock the number of whole shares of First American Common Stock into which their Pioneer Common Stock has been converted, regardless of whether such shareholders have surrendered their Pioneer Common Stock certificates. Whenever any dividend or other distribution with respect to First American Common Stock is declared with a record date after the Effective Time, such declaration will apply to all shares of First American Common Stock issuable upon consummation of the Merger. However, beginning after the Effective Time, no dividend or distribution will be paid to the holder of any unsurrendered Pioneer certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid in lieu of any fractional share interest will be delivered to such shareholder, in each case without interest. First American has declared a dividend payable to shareholders of record as of November 20, 1998, which is the date the parties currently anticipate the Merger will be completed. If the Merger is not completed on or before November 20, 1998, Pioneer Shareholders will receive a dividend from Pioneer as declared by the Pioneer Board for the fourth quarter of 1998 subject to the terms of the Agreement.

At the Effective Time, the stock transfer books of Pioneer will be closed as to holders of Pioneer Common Stock immediately prior to the Effective Time, and after the Effective Time, there will be no transfers of shares of Pioneer Common Stock by any such holder on Pioneer's stock transfer books. If certificates representing shares of Pioneer Common Stock are presented for transfer after the Effective Time, they will be canceled and exchanged for the shares of First American Common Stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

          CONDUCT OF BUSINESS PRIOR TO THE MERGER AND OTHER COVENANTS

The Agreement contains negative and affirmative covenants that are customary in transactions of the nature of the Merger. Under the terms of the Agreement, both Pioneer and First American have agreed to use their reasonable efforts to obtain all consents and approvals of any person necessary or desirable for consummation of the Merger, including, but not limited to, obtaining the approval of Pioneer's shareholders and all required regulatory approvals. Neither Pioneer nor First American may take any action that would substantially impair the prospects of completing the Merger pursuant to the Agreement or that would cause the Merger not to qualify for treatment as a pooling-of-interests for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code.

The Agreement provides that Pioneer will, and will cause each of its subsidiaries to, operate its business only in the usual, regular or ordinary course and use all reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises. The Agreement also provides that First American will continue to conduct its business and the business of its subsidiaries in a manner designed, in its reasonable judgment, to enhance the long-term value of the First American Common Stock and the business prospects of First American and its subsidiaries and to the extent consistent therewith use all reasonable efforts to preserve intact the core business and goodwill of First American and its subsidiaries with their respective employees and the communities they serve. The Agreement also provides that both Pioneer and First American will take no action that would materially adversely affect the ability of either party to obtain any required consents or materially adversely affect the ability of either party to perform its covenants and agreements under the Agreement; provided, however, that the foregoing generally does not prevent First American or its subsidiaries from acquiring or disposing of assets or businesses. Further, without the prior written consent of First American, or as otherwise provided in the Agreement, Pioneer generally may not incur new debt in excess of an aggregate of $500,000 other than in the ordinary course of business; declare or pay dividends other than a regular quarterly cash dividend in accordance with past practice (and provided that any such dividend shall be declared with a record date prior to the Effective Time only if the normal record date for payment of the corresponding quarterly dividend to holders of First American Common Stock is before the Effective Time, or if First American agrees that Pioneer Shareholders shall be entitled to receive such dividend or First American Common Stock as if Pioneer Shareholders had been holders of record of First American Common Stock on the record date for such dividend); increase compensation or benefits of employees, officers or directors except as specifically permitted in the Agreement; or take certain other actions, other than in the ordinary course of business or as described in the Agreement, that might impact the financial condition or business of Pioneer.

In addition, the Agreement provides that neither Pioneer nor any if its subsidiaries, directors, officers, owners of more than 10% of Pioneer Common Stock or other affiliates of Pioneer, nor any investment banker, financial advisor, attorney, accountant, consultant or other representative thereof retained by Pioneer or any of its subsidiaries may directly or indirectly solicit any "Acquisition Proposal" (as defined below) by any person. In addition, except to the extent the Pioneer Board, after having consulted with and considered the advice of outside counsel, reasonably determines in good faith that the failure to take such actions would constitute a breach of the fiduciary duties of the members of the Pioneer Board to Pioneer's shareholders under applicable law, neither Pioneer nor its subsidiaries nor any affiliates or representatives of Pioneer may furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any contract with respect to, any Acquisition Proposal. Pioneer may, however, communicate information about such an Acquisition Proposal to its shareholders if and to the extent required to comply with its legal obligations as advised by outside counsel. Pioneer must promptly inform First American of any Acquisition Proposal and any developments with respect to that proposal. For purposes of the Agreement, "ACQUISITION PROPOSAL" means any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the acquisition of Pioneer or any of its subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, Pioneer or any of its subsidiaries.

                            CONDITIONS TO THE MERGER

The obligations of First American and Pioneer to consummate the Merger are subject to the satisfaction (or waiver where legally allowed), at or prior to the Effective Time, of a number of conditions set forth in the Agreement, including, but not limited to (i) adoption of the Agreement and the consummation of the transactions contemplated thereby, including the Merger, by the affirmative vote of the holders of not less than a majority of the shares of Pioneer Common Stock entitled to vote thereon; (ii) all consents of, filings and registrations with, and notifications to, all regulatory authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired; (iii) Pioneer and First American shall have obtained any and all consents (other than those referred to in the preceding clause (ii)) required for consummation of the Merger or for the preventing of any default under any contract or permit of Pioneer or First American which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on Pioneer or First American, as applicable; (iv) no court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by the Agreement;
(v) the Registration Statement shall be effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the Securities and Exchange Commission (the "SEC" or the "COMMISSION") to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing and all necessary approvals under state securities laws or the Securities Act of 1933, as amended (the "SECURITIES ACT"), or the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), relating to the issuance or trading of shares of First American Common Stock issuable pursuant to the Merger shall have been received; (vi) the shares of First American Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE; (vii) First American and Pioneer shall each have received letters from KPMG Peat Marwick LLP, First American's independent auditors, addressed to First American and in form and substance reasonably acceptable to First American, dated as of the date of filing of the Registration Statement with the Commission and as of the Effective Time, to the effect that the Merger will qualify for pooling-of-interests accounting treatment; (viii) First American and Pioneer shall each have received letters from Joseph Decosimo and Company, LLP, Pioneer's independent auditors, addressed to First American and in form and substance reasonably acceptable to First American, dated as of the date of filing of the Registration Statement with the Commission and as of the Effective Time, to the effect that Joseph Decosimo and Company, LLP is not aware of any matters relating to Pioneer and its subsidiaries which would preclude the Merger from qualifying for pooling-of-interests accounting treatment; and (ix) Pioneer and First American shall have received a satisfactory opinion of Arnold & Porter that the Merger qualifies for federal income tax treatment as a reorganization under Section 368(a) of the Code, with the effect described in "-- Federal Income Tax Consequences," including, among others, that the exchange of Pioneer Common Stock for First American Common Stock will not give rise to recognition of any gain or loss to Pioneer Shareholders, except to the extent of any cash received.

Consummation of the Merger also is subject to the satisfaction or waiver of various other conditions specified in the Agreement which are customary in transactions of this nature, including, among others: (i) delivery of certificates executed by Pioneer's and First American's respective duly authorized officers as to the satisfaction of certain conditions and obligations set forth in the Agreement and (ii) as of the Effective Time, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party.

No assurance can be provided as to if or when the required regulatory approvals will be obtained or whether all of the other conditions precedent to the Merger will be satisfied or, where legally permitted, waived by the party permitted to do so.

                          TERMINATION OF THE AGREEMENT

The Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of Pioneer: (i) by the mutual consent of Pioneer and First American; (ii) by either Pioneer or First American (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Agreement) in the event of a material breach by the other party of any representation or warranty in the Agreement that cannot be or has not been cured within 30 days after the date of giving written notice to the breaching party and which breach is reasonably likely, in the judgment of the non-breaching party, to have, individually or in the aggregate, a material adverse effect on the breaching party; (iii) by either Pioneer or First American (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Agreement) in the event of a material breach by the other party of any covenant or agreement contained in the Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; (iv) by either Pioneer or First American (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Agreement) in the event that (a) any consent of any regulatory agency required for consummation of the Merger and the other transactions contemplated by the Agreement shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (b) the shareholders of Pioneer fail to approve the Agreement; (v) by either Pioneer or First American if the Merger shall not have been consummated by December 31, 1998; (vi) by either Pioneer or First American (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Agreement) in the event that any of the conditions precedent to the obligations of the terminating party to consummate the Merger cannot be satisfied or fulfilled by December 31, 1998; or (vii) by First American in the event that the Pioneer Board shall have failed to reaffirm its approval of the Merger and the transactions contemplated by the Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger, or shall have affirmed, recommended or authorized entering into any other Acquisition Proposal or other transaction involving a merger, share exchange, consolidation or transfer of substantially all of the assets of Pioneer.

In the event of termination of the Agreement, the Agreement will become void and have no effect, except with respect to the parties' obligations with respect to confidential information and expenses set forth in the Agreement and except that termination will not relieve a breaching party from liability for an uncured willful breach of a representation, warranty, covenant or agreement giving rise to such termination.

                          AMENDMENT; WAIVER; EXPENSES

To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties thereto upon the approval of each of the parties, whether before or after shareholder approval of the Agreement has been obtained; provided, however, that after any such approval by the holders of Pioneer Common Stock, no amendment can be made that reduces or modifies in any material respect the consideration to be received by the holders of Pioneer Common Stock without further approval of such shareholders.

Prior to or at the Effective Time, each of the parties to the Agreement may waive any default in the performance of any term of the Agreement by the other party, may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the Agreement, and may waive any or all of the conditions precedent to the obligations of the other party under the Agreement, except that no condition can be waived if failure to satisfy that condition would result in a violation of law. All waivers must be in writing and signed by a duly authorized officer of the waiving party.

Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Agreement and the transactions contemplated thereby shall be paid by the party incurring such expense; except that each of Pioneer and First American will bear one half of the costs relating to the filing of the Registration Statement and the printing of the Registration Statement and the Prospectus/Proxy Statement.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain federal income tax consequences of the Merger to shareholders of Pioneer. The federal income tax laws are complex and the tax consequences of the Merger may vary depending upon each shareholder's individual circumstances or tax status. Moreover, some shareholders such as foreign persons, financial institutions, tax-exempt organizations, insurance companies and persons who acquired shares of Pioneer Common Stock pursuant to the exercise of employee stock options or rights or otherwise as compensation may be subject to special rules. Therefore, each shareholder is urged to consult a tax advisor regarding the federal, state, local, foreign and other tax consequences of the Merger in light of the particular circumstances of such shareholder.

Arnold & Porter, counsel to First American, has rendered an opinion to First American and Pioneer regarding certain federal income tax consequences of the Merger, which opinion is described below. That opinion is based on laws, regulations, rulings and judicial decisions as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. Arnold & Porter cannot give any assurance that, after any such change, its opinion would not be different, and does not undertake any responsibility to update or supplement its opinion. Moreover, Arnold & Porter's opinion does not address the consequences of the Merger under state, local, foreign or other tax laws, to the extent such laws may apply.

First American and Pioneer have provided Arnold & Porter with the facts, representations, and assumptions on which Arnold & Porter has relied in rendering its opinion, which information is consistent with the state of facts that First American and Pioneer believe will be existing as of the Effective Time. Based on such facts, representations and assumptions, Arnold & Porter has opined that, for federal income tax purposes: (i) the Merger, when consummated in accordance with the Agreement, will constitute a reorganization within the meaning of section 368(a) of the Code; (ii) the exchange in the Merger of Pioneer Common Stock for First American Common Stock will not give rise to gain or loss to the shareholders of Pioneer with respect to such exchange (except as described below with respect to any cash received in lieu of fractional share interests of First American Common Stock); (iii) the aggregate adjusted tax basis of the First American Common Stock received by a shareholder who exchanges all of the shareholder's Pioneer Common Stock solely for First American Common Stock in the Merger will be the same as the aggregate adjusted tax basis of the Pioneer Common Stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share interest for which cash is received; and (iv) the holding period of First American Common Stock received in exchange for Pioneer Common Stock will include the period during which the shareholder held the Pioneer Common Stock surrendered in the exchange, provided that the Pioneer Common Stock was held as a capital asset at the Effective Time.

For federal income tax purposes, a shareholder of Pioneer who receives cash in lieu of a fractional share interest in First American Common Stock will be treated as having received such fractional share interest from First American in the Merger. The cash received by such shareholder in lieu of a fractional share interest in First American Common Stock will be treated as having been received in exchange for such fractional share interest, and the gain or loss generally will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the portion of the basis of the shares of Pioneer Common Stock allocable to such fractional share interest. Such gain or loss should be long term capital gain or loss if the shareholder's shares of Pioneer Common Stock are held as capital assets and have been held for more than one year at the Effective Time. If, however, the cash received has the effect of the distribution of a dividend with respect to a shareholder, part or all of the cash received may be treated as a dividend.

A holder of Pioneer Common Stock who exercises dissenters' rights under applicable Delaware law and who receives cash payment of the fair value of the holder's shares of Pioneer Common Stock will be treated as having received such payment in redemption of such shares. Such redemption will be subject to the conditions and limitations of Section 302 of the Code, including the ownership attribution rules of Section 318 of the Code. In general, if the shares of Pioneer Common Stock are held by the holder as a capital asset at the Effective Time, a dissenting holder will recognize capital gain or loss measured by the difference between the amount of cash received by such holder and the basis for such shares. If, however, such holder owns, either actually or constructively, any other Pioneer Common Stock or First American Common Stock, the payment made to such holder could be treated as dividend income. In general, under the constructive ownership rules of the Code, a holder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals and entities, as well as stock that such holder (or related individuals or entities) has the right to acquire by exercising an option or converting a convertible security. Each holder of Pioneer Common Stock who contemplates exercising dissenters' rights should consult his or her own tax advisor as to the possibility that the payment will be treated as dividend income.

                             STOCK OPTION AGREEMENT

The information in this Prospectus/Proxy Statement concerning the Stock Option Agreement is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Appendix B.

The Stock Option Agreement provides for the grant by Pioneer to First American of an option to purchase up to 748,222 shares (such number subject to adjustment upon changes in capitalization or in certain other circumstances) of Pioneer Common Stock, at an exercise price of $67.50 per share (the "OPTION").

The purpose of the Option is to increase the likelihood that the Merger will be consummated by making it more difficult and more expensive for a third party to gain control of Pioneer. Accordingly, the Option is exercisable only on the occurrence of certain events that generally involve the acquisition or attempted acquisition by a third party of Pioneer or of all or a significant portion of the then-outstanding Pioneer Common Stock or of Pioneer's assets. Although the shares issuable upon exercise of the Option represent approximately 16.6% of the Pioneer Common Stock that would be outstanding after such exercise, First American may not acquire more than 5% of the stock of Pioneer, pursuant to the exercise of the Option or otherwise, without prior approval of the Federal Reserve Board. See Appendix B.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

Certain members of Pioneer's management and the Pioneer Board may be deemed to have certain interests in the Merger that are in addition to their interests as Pioneer Shareholders generally. The Pioneer Board was aware of these interests and considered them, among other matters, in approving the Agreement and the transactions contemplated thereby.

EMPLOYMENT AGREEMENTS. In connection with the Merger, certain members of Pioneer's management, including Rodger B. Holley, Ralph M. West, Larry R. Belk, Kenneth C. Dyer, III, and Routon Mathis, have been offered employment agreements ("EMPLOYMENT AGREEMENTS") with FANB providing for their continued employment with FANB following the Merger. In addition, George M. Clark, III has been offered a consulting agreement with FANB. FANB and Gregory B. Jones, Pioneer's Chief Financial Officer, are discussing possible opportunities of mutual interest, and Mr. Jones may be offered an employment agreement with FANB or one of its affiliates.

Rodger B. Holley is the Chairman, Chief Executive Officer and President and a director of Pioneer. Pursuant to his proposed Employment Agreement, Mr. Holley would be employed by FANB to render executive services as FANB and Mr. Holley may mutually agree upon under the general direction of the President of First American (or his designee); however, Mr. Holley would not have an office at FANB.

The term of Mr. Holley's Employment Agreement would commence on the Effective Time and continue until ninety (90) days after the Effective Time, and the terms of the Employment Agreement would be of no force and effect until the occurrence of the Effective Time.

Mr. Holley's base salary would be $290,000 per year or such higher rate as may be determined from time to time in accordance with the policies and procedures of FANB, payable in regular installments in accordance with FANB's general payroll practices. Subject to the provisions of the Employment Agreement, each of Mr. Holley's options for Pioneer Common Stock that would have vested in 1998 and 1999 notwithstanding the Merger ("VESTED OPTIONS") would be vested as of January 1, 1999. Moreover, during the term of his employment with FANB, Mr. Holley would be entitled to participate in all of FANB's benefit programs for which similarly situated employees of FANB and its subsidiaries are generally eligible. On January 15, 1999, if he is not in material breach of any of the terms of his Employment Agreement and certain other conditions are satisfied, Mr. Holley would receive a one-time bonus payment of $87,000. In addition, upon the end of his employment with FANB and so long as Mr. Holley is not in material breach of the terms of his Employment Agreement, FANB would provide Mr. Holley with title to the automobile he used while he was employed by Pioneer, at no cost to Mr. Holley.

Mr. Holley's Employment Agreement provides standard non-compete provisions for Mr. Holley during his employment with FANB and until June 30, 1999 (the "FIRST NONCOMPETE PERIOD") within the metropolitan statistical area of Chattanooga, Tennessee. Mr. Holley's Employment Agreement also sets forth standard non-solicitation provisions within the metropolitan statistical area of Chattanooga, Tennessee to take effect during the First Noncompete Period and for the period immediately following that period, ending 24 calendar months after the date of execution of his Employment Agreement (the "SECOND NONCOMPETE PERIOD"). In consideration for Mr. Holley's compliance with these non-compete and non-solicitation provisions, he would be entitled to receive his base salary until the end of the Second Noncompete Period ("NONCOMPETE PAYMENTS").

Under the proposed Employment Agreement, FANB would be entitled to terminate Mr. Holley's employment at any time for cause (as defined in the Employment Agreement) or without cause. If his employment were to be terminated by FANB without cause prior to the end of the term of his Employment Agreement, Mr. Holley would be entitled to receive his bonus payment, the Noncompete Payments and his base salary through the term of his Employment Agreement, and he would further be entitled to exercise the Vested Options for ninety (90) calendar days after such termination. His base salary payments would be payable in regular installments in accordance with FANB's general payroll practices. If Mr. Holley's employment were to be terminated as a result of his death or permanent disability or incapacity, Mr. Holley or his estate would be entitled to receive his bonus payment, the Noncompete Payments and his base salary through the term of his Employment Agreement, and would further be entitled to exercise the Vested Options for ninety (90) calendar days after such termination. Except for any rights that Mr. Holley would have under the Consolidated Omnibus Budget Reconciliation Act of 1985 relating to FANB's obligations to provide access to health insurance, and except as specifically provided for in the non-compete provisions of the Employment Agreement, all of Mr. Holley' rights to benefits and bonuses under his Employment Agreement (if any) accruing after the date of his termination from employment with FANB would cease upon such termination.

Ralph M. West, Jr., is an Executive Vice President and Secretary and a director of Pioneer. Pursuant to his proposed Employment Agreement, Mr. West would be employed as Executive Vice President and Manager of FANB's Chattanooga, Tennessee-based personal trust operations, would serve as an Advisory Director on FANB's Chattanooga Advisory Board of Directors and would render other executive services. The term of his Employment Agreement would commence on the Closing Date and continue until December 31, 2000, unless renewed by FANB prior to that date (or any subsequent date on which Mr. West ceases to be employed by FANB and/or its subsidiaries, affiliates, successors or assigns) ("TERMINATION DATE") for an additional one year period; provided that (i) Mr. West's term of employment pursuant to the Employment Agreement (the "EMPLOYMENT PERIOD") would terminate prior to such date upon Mr. West's resignation, death or permanent disability or incapacity and (ii) the Employment Period could be terminated by FANB at any time prior to such date for cause (as defined in the Employment Agreement) or without cause.

Mr. West's base salary would be $116,987 per year or such higher rate as may be determined from time to time in accordance with the policies and procedures of FANB during the Employment Period, payable in regular installments in accordance with FANB's general payroll practices. During the Employment Period, Mr. West would be entitled to participate in all of FANB's benefit programs for which similarly situated employees of FANB and its subsidiaries are generally eligible. Mr. West would also be entitled to participate in any annual incentive plan for similarly situated employees during the term of his Employment Agreement. The proposed Employment Agreement also provides standard non-compete and non-solicitation provisions for Mr. West for twelve months after the end of the Employment Period within thirty miles of areas in which FANB or its subsidiaries engage in business. On January 15, 1999, if he is not in breach of any of the terms of his Employment Agreement and certain other conditions are satisfied, Mr. West would receive a one-time bonus payment of 30% of his base salary.

If the Employment Period were to be terminated by FANB without cause prior to the Termination Date, Mr. West would be entitled to receive his base salary, as in effect immediately prior to the Termination Date, through the Termination Date, so long as he had not materially breached the provisions of the Employment Agreement. Such base salary payments would be payable in regular installments in accordance with FANB's general payroll practices. If the Employment Period were to be terminated as a result of Mr. West's death or permanent disability or incapacity, Mr. West or his estate would be entitled to receive his base salary, as in effect immediately prior to the Termination Date through the Termination Date. All of Mr. West's rights to benefits and bonuses under the Employment Agreement (if any) accruing after the Termination Date would cease upon such termination.

Larry R. Belk is President of Valley Bank, a bank subsidiary of Pioneer. Pursuant to the terms of his proposed Employment Agreement, he would be employed as FANB's City President for Monroe, Meigs and McMinn Counties, Tennessee, would serve as an Advisory Director on FANB's Advisory Board of Directors for Monroe, Meigs and McMinn Counties, Tennessee, and would render other executive services. Mr. Belk's base salary would be $138,565 per year. In all other material respects, the terms of Mr. Belk's Employment Agreement would be substantially similar to Mr. West's Employment Agreement, as described above.

George M. Clark, III, 40, is an Executive Vice President-Private Banking and a director of Pioneer. He has served as a director of Pioneer since January, 1997. Pursuant to the terms of his consulting agreement, Mr. Clark would be employed as a consultant, would serve as a Director of First American and FAM, and as an Advisory Director on FANB's Chattanooga Advisory Board of Directors and would render consulting services. Mr. Clark's consulting fees would be $83,051 per year and a one-time signing bonus of $2,000, plus reimbursement of reasonable out-of-pocket travel and business expenses in accordance with FANB's policies for a term scheduled to end December 2000. Mr. Clark's consulting agreement also contains confidentiality provisions restricts and competition by Mr. Clark during its term and for one year thereafter. Mr. Clark would resign from his employment with FANB prior to the commencement of his consulting arrangement with FANB.

Kenneth C. Dyer, III, serves as President of Pioneer Bank, a bank subsidiary of Pioneer. Pursuant to the terms of his proposed Employment Agreement, Mr. Dyer would be employed as FANB's City President for Hamilton, Marion and Sequatchie Counties, Tennessee, would serve on FANB's Chattanooga Advisory Board and would render other executive services. Mr. Dyer's base salary would be $152,470 per year. In all other material respects, the terms of Mr. Dyer's Employment Agreement would be substantially similar to Mr. West's Employment Agreement, as described above.

Routon Mathis is an Executive Vice President-Operations of Pioneer. Pursuant to the terms of his proposed Employment Agreement, Mr. Mathis would be employed by FANB in an executive capacity. Mr. Mathis' base salary would be $95,395 per year. In all other material respects, the terms of Mr. Mathis' Employment Agreement would be substantially similar to Mr. West's Employment Agreement, as described above.

James D. Renegar is President of Pioneer Bank, f.s.b. First American will honor Pioneer's current employment arrangement (except with respect to his current title) with Mr. Renegar after the Merger. Mr. Renegar currently receives an annual base salary of $75,000 and fringe benefits valued at $1,380 pursuant to an unexecuted employment agreement with Pioneer.

It is not a condition to the Merger that Messrs. Holley, West, Dyer, Mathis, Renegar, Jones and/or Belk execute proposed employment agreements. In the event that some or all such persons do not enter into the proposed employment agreements, such persons will be eligible for severance in accordance with First American's severance policies, under which, depending upon their years of service, they would be entitled to up to one year of pay. In addition, even if such persons do not execute the proposed employment agreements, such persons who stay through the closing of the Merger will, based on achievement of certain performance-based criteria, receive stay bonuses of 30% of their current salary.

First American also will honor Pioneer's consulting agreement with George D. Clark, Jr., the former Chairman of Pioneer, a director of Pioneer and Pioneer Bank, and a principal shareholder of Pioneer. This agreement provides health insurance for Mr. Clark and his wife until each of them reaches 65 years of age, and provides Mr. Clark an office, reasonable travel expenses and certain club fees and expenses for a period ending not later than May 2002.

ELECTION OF DIRECTOR. The Agreement provides that the First American Board, prior to the closing of the Merger, shall take all requisite action to elect as a director of First American effective as of the Effective Time, an individual, chosen in the sole discretion of First American's Committee on Directors, who is either (a) a member of the Pioneer Board prior to the Effective Time or (b) George M. Clark, Jr. (or a member of the immediate family of George M. Clark, Jr.). First American's Committee on Directors has selected George M. Clark, III to become a member of the First American Board at the Effective Time.

For more information regarding the current directors of First American, see "ADDITIONAL INFORMATION ABOUT FIRST AMERICAN -- Management -- Directors and Executive Officers."

SEVERANCE ARRANGEMENTS. Following the Effective Time, First American shall provide generally to officers and employees of Pioneer and its subsidiaries (collectively, the "PIONEER ENTITIES") employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of First American Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by First American and its subsidiaries (collectively, the "FIRST AMERICAN ENTITIES") to their similarly situated officers and employees; provided, that, for a period of 12 months after the Effective Time, First American shall provide generally to officers and employees of the Pioneer Entities severance benefits in accordance with the policies of either (i) Pioneer, as disclosed by Pioneer to First American in connection with the Agreement, or (ii) First American, whichever of (i) or (ii) will provide the greater benefit to the officer or employee. For purposes of participation, vesting and (except in the case of First American retirement plans) benefit accrual under First American's employee benefit plans, the service of the employees of the Pioneer Entities prior to the Effective Time shall be treated as service with a First American Entity participating in such employee benefit plans. First American and its subsidiaries also shall honor in accordance with their terms all employment, severance, consulting and other compensation contracts (as disclosed by Pioneer to First American in connection with the Agreement) between any Pioneer Entity and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Pioneer Benefit Plans.

INDEMNIFICATION; INSURANCE. The Agreement provides that, for a period of six years after the Effective Time, First American shall indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Pioneer Entities (each, an "INDEMNIFIED PARTY") against all liabilities arising out of actions or omissions arising out of the Indemnified Party's service or services as directors, officers, employees or agents of Pioneer or, at Pioneer's request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under Delaware Law and by Pioneer's Certificate of Incorporation and Bylaws as in effect on the date of the Agreement, including provisions relating to advances of expenses incurred in the defense of any litigation and whether or not any First American Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by First American or any of its subsidiaries is required to effectuate any indemnification, such entity shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between First American and the Indemnified Party.

First American shall use its reasonable efforts (and Pioneer shall cooperate prior to the Effective Time in these efforts) to maintain, in effect for a period of three years after the Effective Time, Pioneer's existing directors' and officers' liability insurance policy (provided that First American may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or
(ii) with the consent of Pioneer given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided that First American shall not be obligated to make aggregate premium payments for such three-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Pioneer's directors and officers, 150% of the annual premium payments on Pioneer's current policy in effect as of the date of the Agreement (the "MAXIMUM AMOUNT"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, First American shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount.

                              ACCOUNTING TREATMENT

It is intended that the Merger will be accounted for as a pooling-of-interests under generally accepted accounting principles ("GAAP"), and the receipt of a letter from First American's independent certified public accountants to the effect that the Merger will qualify for such accounting treatment is a condition to the parties' obligations to consummate the Merger.

                               REGULATORY MATTERS

FEDERAL RESERVE BOARD. The Merger is subject to prior approval by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHC ACT"). The Federal Reserve Board approved the Merger under the BHC Act on August 27, 1998. As of the date of this Prospectus/Proxy Statement, the period during which the U.S. Department of Justice could challenge the Merger on antitrust grounds has expired.

STATE AUTHORITIES. The Merger also requires the filing of notices or applications with the Commissioner of Financial Institutions of the State of Tennessee (the "COMMISSIONER") and the Georgia Department of Banking and Finance. Such filings have been made and the required approvals or confirmations have been received prior to the date of this Prospectus/Proxy Statement.

First American and Pioneer are not aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, First American and Pioneer currently contemplate that such approval or action would be sought.

See "-- The Effective Time," "-- Conditions to the Merger" and "-- Termination of the Merger Agreement."

                     RESTRICTIONS ON RESALES BY AFFILIATES

The shares of First American Common Stock issuable to Pioneer Shareholders upon consummation of the Merger have been registered under the Securities Act. Such securities may be traded freely without restriction by those shareholders who are not deemed to be "affiliates" of First American or Pioneer, as that term is defined in the rules promulgated under the Securities Act.

Shares of First American Common Stock received and beneficially owned by those Pioneer Shareholders who are deemed to be affiliates of Pioneer at the time of the Special Meeting may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted thereunder. SEC guidelines regarding qualifying for the pooling-of-interests method of accounting also limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination. Commission guidelines also indicate that the pooling-of-interests method of accounting generally will not be challenged on the basis of sales by affiliates of the acquiring or acquired company if such affiliates do not dispose of any of the shares of the corporation they own, or shares of a corporation they receive in connection with a merger, during the period beginning 30 days before the merger is consummated and ending when financial results covering at least 30 days of post-merger operations of the combined companies have been published.

Pioneer has agreed in the Agreement to use its reasonable best efforts to cause each person who is an affiliate (for purposes of Rule 145 under the Securities Act and for purposes of qualifying the Merger for pooling-of-interests accounting treatment) of Pioneer to deliver to First American a written agreement intended to ensure compliance with the Securities Act and to preserve the ability of the Merger to be accounted for as a pooling-of-interests.

                  INFORMATION ABOUT FIRST AMERICAN AND PIONEER

                        INFORMATION ABOUT FIRST AMERICAN

GENERAL

First American was incorporated in Tennessee in 1968 and is registered as a bank holding company under the BHC Act. First American owns all of the capital stock of FANB, a national banking association headquartered in Nashville, Tennessee, FAFSB, a federal savings bank headquartered in Roanoke, Virginia, and First American Enterprises, Inc., a Tennessee corporation headquartered in Nashville, Tennessee. First American's subsidiary banks engage in lending in the following areas: commercial, consumer (amortizing mortgages and other consumer loans) and real estate (construction, commercial mortgages and other real estate loans).

FANB owns 98.75% of the issued and outstanding capital stock of IFC Holdings, Inc. (formerly INVEST Financial Corporation) ("IFC"), a Delaware corporation headquartered in Tampa, Florida, which is engaged in the distribution of securities, other investment products, and insurance, and 49% of the capital stock of The SSI Group, Inc., a Florida corporation headquartered in Mobile, Alabama, which is engaged in health care claims processing.

First American coordinates the financial resources of the consolidated enterprise and maintains systems of financial, operational and administrative controls that allow coordination of selected policies and activities. First American derives its income from interest, dividends and management fees received from its subsidiaries.

As of June 30, 1998, First American had total assets of approximately $19.1 billion, total deposits of approximately $13.6 billion and shareholders' equity of approximately $1.6 billion. The mailing address of the principal executive offices of First American is First American Center, Nashville, Tennessee 37237-0700, and the telephone number is (615) 748-2000.

RECENT ACQUISITIONS

On October 1, 1998, First American completed its acquisitions of Peoples Bank, Dickson, Tennessee ("PEOPLES"), The Middle Tennessee Bank, Columbia, Tennessee ("MTB"), and CSB Financial Corporation ("CSB"). As of June 30, 1998, (i) Peoples operated six branches in Dickson and Houston Counties, Tennessee, and had approximately $136 million in assets, $118 million in deposit liabilities and $16.8 million in shareholders' equity, (ii) MTB operated seven branches in Maury County, Tennessee, and had approximately $225 million in assets, $190 million in deposit liabilities and $30 million in shareholders' equity, and (iii) CSB operated four branches in Cheatham County, Tennessee, and had approximately $145 million in assets, $132 million in deposit liabilities and $11 million in shareholders' equity. On October 19, 1998, First American and National Commerce Bancorporation ("NCBC") announced a definitive agreement whereby FANB would acquire 10 NCBC branches in Tennessee and NCBC would acquire five First American Savings Bank branches in Virginia. NCBC also signed a definitive agreement with IFC to use IFC's services to enable NCBC to offer certain insurance and investment products to its customers through NCBC's branch system.

                           INFORMATION ABOUT PIONEER

Pioneer was incorporated in Delaware in 1991 and is registered as a bank holding company under the BHC Act. Pioneer owns all of the capital stock of Pioneer Bank, a Tennessee state chartered commercial bank headquartered in Chattanooga, Tennessee, Valley Bank, a Tennessee state chartered commercial bank headquartered in Sweetwater, Tennessee and Pioneer Bank, f.s.b., a federal chartered savings bank headquartered in East Ridge, Tennessee. Pioneer's subsidiary banks engage in lending in the following areas: commercial, consumer (residential mortgages and other consumer loans) and real estate (construction, commercial mortgages and other real estate loans).

Pioneer coordinates the financial resources of the consolidated enterprise and maintains systems of financial, data operations, loan review, audit, human resources, legal and compliance and administrative controls allowing for the coordination of selected policies and activities. Pioneer derives its income from dividends and management fees received from its subsidiaries.

As of June 30, 1998, Pioneer had total assets of approximately $1.0 billion, total deposits of approximately $804.2 million and shareholders' equity of approximately $103.1 million. The mailing address of the principal executive offices of Pioneer is 801 Broad Street, Chattanooga, Tennessee 37402, and the telephone number is (423) 755-0000.

                   MANAGEMENT AND OPERATIONS AFTER THE MERGER

Following the consummation of the Merger, the current directors and executive officers of First American will continue to be the directors and executive officers of First American, except that George M. Clark, III will become a new member of the First American Board.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

MARKET PRICES

First American Common Stock is listed on the NYSE under the symbol "FAM." Prior to July 1, 1998, First American Stock was authorized for quotation on the Nasdaq National Market ("NASDAQ") under the trading symbol "FATN." As of October 19, 1998, First American Common Stock was held of record by approximately 15,653 persons. The following table sets forth the high and low sale prices of the First American Common Stock as reported by the NYSE or Nasdaq. The following prices have been adjusted to reflect a two-for-one stock split of First American Common Stock effective May 9, 1997.

                                                        FIRST AMERICAN
                                                         SALES PRICES
                                                       -----------------
                                                        HIGH       LOW
                                                       ------     ------
YEAR ENDED DECEMBER 31, 1996:
  First Quarter......................................  $24.25     $21.19
  Second Quarter.....................................   22.81      21.06
  Third Quarter......................................   24.13      20.38
  Fourth Quarter.....................................   29.38      23.88

                                                        FIRST AMERICAN
                                                         SALES PRICES
                                                       -----------------
                                                        HIGH       LOW
                                                       ------     ------
YEAR ENDED DECEMBER 31, 1997:
  First Quarter......................................   34.63      28.00
  Second Quarter.....................................   40.00      29.63
  Third Quarter......................................   50.13      38.00
  Fourth Quarter.....................................   55.38      43.75
YEAR ENDED DECEMBER 31, 1998:
  First Quarter......................................   49.69      43.13
  Second Quarter.....................................   54.88      43.13
  Third Quarter......................................   51.00      34.75
  Fourth Quarter (through October 26, 1998)..........   40.50      33.44

There is no established or active trading market for Pioneer Common Stock, and it is not listed or traded on any securities exchange, Nasdaq or other over-the-counter market. The following table sets forth, based primarily upon the limited trading information available from a Southeast regional brokerage company which makes a market in Pioneer Common Stock, the high and low stock prices of shares of common stock during each quarter of the last two years. This information may not reflect all trades or the actual or the market value of shares of Pioneer Common Stock. The following data regarding Pioneer Common Stock is provided for informational purposes only and, due to the absence of an active market, should not be viewed as indicative of the actual or market value of Pioneer Common Stock. The prices in the following table have been adjusted to reflect a two-for-one stock split effective May 21, 1996.

                                                        PIONEER SALES
                                                            PRICES
                                                       ----------------
                                                        HIGH      LOW
                                                       ------    ------
YEAR ENDED DECEMBER 31, 1996:
  First Quarter......................................  $35.00    $33.50
  Second Quarter.....................................   35.00     35.00
  Third Quarter......................................   36.00     35.00
  Fourth Quarter.....................................   37.00     36.00
YEAR ENDED DECEMBER 31, 1997:
  First Quarter......................................   39.00     37.00
  Second Quarter.....................................   41.00     39.00
  Third Quarter......................................   44.00     41.00
  Fourth Quarter.....................................   45.00     44.00
YEAR ENDED DECEMBER 31, 1998:
  First Quarter......................................   51.00     45.00
  Second Quarter.....................................   57.00     51.00
  Third Quarter......................................   57.00     54.00
  Fourth Quarter (through October 26, 1998)..........   57.00     57.00

DIVIDENDS

The following table sets forth dividends declared per share of First American Common Stock and Pioneer Common Stock, respectively, for the periods indicated. The ability of either First American or Pioneer to pay dividends to its respective shareholders is subject to certain restrictions. See "-- Supervision and Regulation of First American and Pioneer."

                                                 FIRST AMERICAN     PIONEER
                                                  DIVIDENDS(A)     DIVIDENDS
                                                 --------------    ---------
YEAR ENDED DECEMBER 31, 1996:
  First Quarter................................      $.140           .2175
  Second Quarter...............................       .155           .2175
  Third Quarter................................       .155           .2175
  Fourth Quarter...............................       .155           .2175
YEAR ENDED DECEMBER 31, 1997:
  First Quarter................................       .155             .23
  Second Quarter...............................       .200             .23
  Third Quarter................................       .200             .23
  Fourth Quarter...............................       .200             .23
YEAR ENDED DECEMBER 31, 1998:
  First Quarter................................       .200             .25
  Second Quarter...............................       .250             .25
  Third Quarter................................       .250             .25
  Fourth Quarter (through October 26, 1998)....       .250              --

-------------------------

(a) Cash dividends declared represents the dividends declared by First American without any effect given to the acquisition of Deposit Guaranty.

                              RECENT DEVELOPMENTS

FIRST AMERICAN -- 1998 THIRD QUARTER RESULTS

Net income in the third quarter of 1998, exclusive of merger and integration costs and a gain on the sale of the corporate trust business of Deposit Guaranty, was $73 million, or $0.68 per share, up 21% from $60 million, or $0.56 per share, in the third quarter of 1997. Return on assets ("ROA") and return on equity ("ROE"), excluding merger and integration costs and the corporate trust business gain, were 1.59% and 18.57%, respectively, in the third quarter of 1998, compared with 1.41% and 15.72%, respectively, in the year-earlier quarter.

For the nine months ended September 30, 1998, operating earnings, exclusive of merger and integration costs and the corporate trust gain, were $204.2 million, or $1.90 per share, up 19% from $1.60 per share for the first nine months of 1997. For the first nine months of 1998, ROA and ROE, excluding merger and integration costs and the corporate trust gain, were 1.52% and 17.61%, respectively, compared to 1.38% and 15.72%, respectively, in 1997.

First American recognized a $7 million ($4.4 million after-tax) gain on the sale of the Deposit Guaranty corporate trust business in the third quarter of 1998. Including this gain and costs of integrating Deposit Guaranty operations of $37 million ($22.8 million after tax), First American recorded net income for the third quarter of $54.9 million, or $0.51 per share For the nine months ended September 30, 1998, reported net income was $136 million, or $1.26 per share.

First American experienced growth in average earning assets for the third quarter of 1998 of 9% over the third quarter of 1997. Third quarter loan volume, exclusive of consumer mortgages, was 2% higher than in the third quarter of 1997. Average deposits for the third quarter increased 2% compared to the third quarter of 1997.

First American's productivity ratio in the traditional banking business, excluding merger and integration costs, was 52.83 percent for the third quarter, compared to 56.45 for the second quarter. For the first nine months of 1998, the productivity ratio was 55.91%, compared to 59.44% in the first nine months of 1997. The improvement in productivity was primarily the result of increased expense control.

First American's nonperforming assets were $35.9 million at September 30, 1998, or 0.34% of total loans and foreclosed properties. At September 30, 1997, First American's nonperforming assets were $49.4 million, or 0.43% of total loans and foreclosed properties. The company recorded net loss charge-offs of $7 million in the third quarter or 0.26% of average loans (on an annualized basis) and $19.2 million or 0.23% for the first nine months of 1998. First American's allowance for loan losses of $180.1 million equaled 1.71% of net loans at quarter end and 594.45% of nonperforming loans. On May 1, 1998, Deposit Guaranty, based in Jackson, Mississippi, was merged into First American in a transaction that was accounted for as a pooling-of-interests. All prior period financial data have been restated to reflect the merger.

            SUPERVISION AND REGULATION OF FIRST AMERICAN AND PIONEER

GENERAL

As registered bank holding companies, First American and Pioneer are subject to the supervision of, and to regular inspection by, the Federal Reserve Board. FANB, a bank subsidiary of First American, is organized as a national banking association, which is subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (the "OCC"). First American owns a federal savings bank subject to supervision, regulation and examination by the Office of Thrift Supervision (the "OTS"). Peoples Bank, another bank subsidiary of First American, is a Tennessee state-chartered bank, which is subject to regulation by the Tennessee Department of Financial Institutions ("TDFI"). The bank subsidiaries of Pioneer are Tennessee state-chartered banks subject to regulation, supervision and examination by the Commissioner. Pioneer owns a federal savings bank subject to supervision, regulation and examination by the OTS. Each of the insured depository institution subsidiaries of First American and Pioneer is also insured by, and subject to the regulations of, the Federal Deposit Insurance Corporation (the "FDIC"), and is also affected significantly by the actions of the Federal Reserve Board by virtue of its role in regulating money supply and credit availability, as well as by the U.S. economy in general. Areas subject to regulation by federal authorities include loan loss reserves, investments, loans, mergers, issuance of securities, capital, payment of dividends, establishment and closing of branches, product offerings and other aspects of operations. In addition to banking laws, regulations and regulatory agencies, First American and Pioneer and their subsidiaries and affiliates are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which, directly or indirectly, affect the operations and management of First American and Pioneer and their ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect First American and Pioneer. To the extent statutory or regulatory provisions or proposals are described, the description is qualified in its entirety by reference to the particular statutory or regulatory provision or proposal. Supervision and regulation of bank holding companies and their subsidiaries are intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, not for the protection of bank holding company shareholders or creditors. The FDIA provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or shareholder. This provision would give depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of any of the bank subsidiaries of First American or Pioneer.

The activities of First American and Pioneer and those of companies which each controls or in which it holds more than 5% of the voting stock are limited to banking, managing or controlling banks, furnishing services to or performing services for their subsidiaries or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Generally, bank holding companies, such as First American and Pioneer, are required to obtain prior approval of the Federal Reserve Board to engage in any new activity or to acquire more than 5% of any class of voting stock of any company. First American's and Pioneer's non-banking subsidiaries are subject to the supervision of the Federal Reserve Board, and other non-banking subsidiaries may be subject to the supervision of other regulatory agencies including the SEC, the NASD and state securities and insurance regulators. Subsidiaries and permitted investments of FANB, such as IFC and SSI, are also subject to regulation and conditions of acquisition by the OCC.

Bank holding companies are also required to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of any class of voting stock of any bank that is not already majority-owned by the bank holding company. Under the Tennessee Bank Structure Act, no bank holding company, whether incorporated in Tennessee or elsewhere, may acquire any bank in Tennessee that has been in operation for less than five years, or organize a new bank in Tennessee, except in the case of certain interim bank mergers and acquisitions of banks in financial difficulty. Under Tennessee law pertaining to bank mergers, banks in separate counties in Tennessee that have been in operation for at least five years may merge. Banks with principal offices in the same county may merge without regard to the five-year aging requirement. Under these provisions, First American could in the future acquire banks in Tennessee that have been in operation for five years, but may not form or acquire a new bank in any Tennessee county other than Davidson County, in which the main office of FANB is located.

Pursuant to the Riegle-Neal Banking and Branching Efficiency Act of 1994 (the "INTERSTATE BANKING AND BRANCHING ACT") bank holding companies generally can acquire banks in states other than their home states without regard to the permissibility of such acquisitions under state law, except that applicable agency and aggregate market share limitations may apply. The Interstate Banking and Branching Act also authorizes banks with different home states to merge across state lines, unless the home state of a participating institution has passed legislation prior to June 1, 1997 explicitly prohibiting interstate branching within that state. No states in which First American's banking subsidiaries are located passed such legislation. Furthermore, pursuant to the Interstate Banking and Branching Act, a bank is now able to open new branches in a state in which it does not already have banking operations if such state has enacted a law permitting such de novo branching.

Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such proposals or bills being enacted and the impact they might have on First American, Pioneer and their subsidiaries cannot be determined at this time.

CAPITAL AND OPERATIONAL REQUIREMENTS

The Federal Reserve Board, the OCC, the OTS, and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States bank holding companies and federally insured depository institutions. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth. The Federal Reserve Board risk-based guidelines applicable to bank holding companies define a two-tier capital framework. Tier 1 capital generally consists of common

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

and qualifying preferred shareholders' equity, less goodwill, certain intangibles and other adjustments. Tier 2 capital consists of subordinated and other qualifying debt, and the allowance for credit losses up to 1.25% of risk-weighted assets. The sum of Tier 1 and Tier 2 capital less investments in unconsolidated subsidiaries represents qualifying total capital, at least 50% of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. For purposes of calculating risk-weighted assets, assets and off-balance sheet exposures are assigned to one of four categories of risk weights, based primarily on relative credit risk. The minimum Tier 1 risk-based capital ratio is 4% and the minimum total risk-based capital ratio is 8%. First American's Tier 1 and total risk-based capital ratios under these guidelines at June 30, 1998 were 9.52% and 11.49% respectively, and Pioneer's were 12.31% and 13.47%, respectively.

The leverage ratio is determined by dividing Tier 1 capital by adjusted average total assets. Although the stated minimum ratio is 3%, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3%. First American's leverage ratio at June 30, 1998 was 7.49% and Pioneer's was 9.92%. First American Federal Savings Bank and Pioneer Bank, f.s.b. are subject to similar capital requirements adopted by the OTS. Under the OTS capital guidelines, a savings association is required to maintain tangible capital of at least 1.5% of tangible assets, core (leverage) capital of at least 3% of the association's adjusted total assets and risk-based capital of at least 8% of risk-weighted assets.

The other U.S. federal banking agencies have established risk-based and leverage capital guidelines for federally-insured banks and thrifts that are substantially similar to the Federal Reserve Board's capital guidelines for bank holding companies. At June 30, 1998, each of the subsidiaries of First American and Pioneer were in compliance with these applicable federal capital adequacy guidelines.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective U.S. federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan in order for the capitalization plan to be accepted by the appropriate bank regulator. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness related generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1

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

risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized, including, in the most severe cases, placing an institution into conservatorship or receivership. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of a least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, or 3% in some cases. Under these guidelines, each of the banking subsidiaries of First American and Pioneer was considered well capitalized as of June 30, 1998.

Banking agencies have also adopted final regulations which mandate that regulators take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. That evaluation will be made as a part of the institution's regular safety and soundness examination. Banking agencies have adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance sheet position) in the determination of a bank's capital adequacy.

"SOURCE OF STRENGTH" POLICY; CROSS-GUARANTEE LIABILITY. According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Under the "cross guarantee" provisions of the Federal Deposit Insurance Act ("FDIA"), any FDIC-insured subsidiary of First American or Pioneer can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured subsidiary or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured subsidiary "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the Bank Insurance Fund ("BIF") or the Savings Association Insurance Fund ("SAIF"), or both. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

ENFORCEMENT POWERS OF THE BANKING AGENCIES

The U.S. federal and state banking agencies have broad enforcement powers over bank holding companies and their subsidiaries, as well as over banks that are not part of a holding company structure and the subsidiaries of such banks, including, in the case of the federal agencies, the power to terminate deposit insurance, impose substantial fines and other civil penalties and, in the most severe cases, to appoint a conservator or receiver for a depository institution. Failure to maintain adequate capital or to comply with applicable laws, regulations and supervisory agreements could subject First American, Pioneer or their subsidiaries to these enforcement provisions.

BANK REGULATION

PAYMENT OF DIVIDENDS. First American derives funds for cash distributions to its shareholders from a variety of sources, including cash and temporary investments. The primary source of such funds, however, is dividends received from its banking subsidiaries. Under applicable law, FANB, a national banking subsidiary of First American, may not pay a dividend, without the prior approval of the OCC, if the total of all dividends declared in any calendar year exceeds the total of its net profits of the preceding two calendar years, less any required transfers to surplus or to a fund for the retirement of any preferred stock. In addition, federal savings associations must provide the OTS with at least 30 days' notice prior to declaring a dividend and are subject to other OTS regulations governing capital distributions. In the case of Peoples Bank and Pioneer's Tennessee bank subsidiaries, their ability to pay dividends is subject to the rules and regulations of the TDFI governing the amount of dividends which may be paid to shareholders, the manner in which dividends are paid, and the methods, if any, by which capital stock and surplus may be retired and reduced. Each of the banking subsidiaries is prohibited from paying a dividend if thereafter the subsidiary would fail to maintain capital within regulatory minimums. The appropriate U.S. federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of the bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

Federal Reserve Board policy provides that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company's capital needs, asset quality and overall financial condition.

In addition to the foregoing, the ability of First American, Pioneer and their respective banking subsidiaries to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under FDICIA, as described above. The right of First American, Pioneer, their respective shareholders and their respective creditors to participate in any distribution of the assets or earnings of their respective subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries. For more information on "Payment of Dividends" by First American, please see Note 15 ("Legal and Regulatory Matters") to First American's Supplemental Consolidated Financial Statements on pages F-55 to F-58 herein. For a discussion on the impact of First American's long-term debt on its ability to pay dividends to shareholders, please see Note 9 ("Long-term Debt") to First American's Supplemental Consolidated Financial Statements on pages F-40 to F-41 herein.

In addition to the foregoing, under the FDIA, insured depository institutions are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institutions would become "undercapitalized" (as such term is used in the statute). Based on the current financial condition of these institutions, First American and Pioneer do not expect that this provision will have any impact on their ability to obtain dividends from their bank subsidiaries.

FDIC INSURANCE. First American's and Pioneer's subsidiary depository institutions are subject to FDIC deposit insurance assessments. The FDIC has promulgated risk-based deposit insurance assessment regulations which became effective in 1993. Under these regulations, insured institutions (whether members of BIF or SAIF) are assigned assessment risk classifications based upon capital levels and supervisory evaluations.

With the exception of deposits attributable to thrift acquisitions, FANB, Peoples Bank, Pioneer Bank and Valley Bank pay premiums at the BIF rate. As federal savings banks, FAFSB and Pioneer Savings Bank, f.s.b, pay premiums at the SAIF rate. Thus, First American's and Pioneer's overall deposit insurance premium expenses are affected by changes in both the BIF and the SAIF assessment rate.

The Deposit Insurance Funds Act of 1996 ("DIFA") requires BIF members to pay one-fifth of the assessment rate imposed upon thrifts to cover the annual Financing Corporation ("FICO") bond payments from January 1, 1997 until December 31, 1999. From January 1, 2000 until the FICO bonds are retired, the law will require banks and thrifts to pay the assessment on a pro rata basis. DIFA also stipulates that the BIF and SAIF will be merged on January 1, 1999 into the new Deposit Insurance Fund, contingent upon there being no federally insured savings associations or thrifts in existence on that date and subject to further legislative action. For more information regarding FDIC assessment rates, please see Note 15 ("Legal and Regulatory Matters") of First American's Consolidated Financial Statements on pages F-53 to F-56 herein.

COMMUNITY REINVESTMENT ACT. First American's and Pioneer's subsidiary depository institutions also are subject to the requirements of the Community Reinvestment Act of 1976 ("CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process, as well as when an institution applies to undertake a merger, acquisition or to open a branch facility. CRA regulations incorporate an evaluation system that rates institutions based on their performance in meeting community credit needs. Under these regulations, each institution is evaluated based on the degree to which it is providing loans (the lending test), branches and other services (the service test), and investments (the investment test) to low and moderate income areas in the communities it serves, based on the communities' demographics, characteristics and needs, the institution's capacity, product offerings and business strategy. Under this evaluation system, institutions receive one of four composite ratings: Outstanding, Satisfactory, Needs to Improve or Substantial Noncompliance. As of June 30, 1998, each of First American's and Pioneer's subsidiary depository institutions had at least a satisfactory rating.

CERTAIN TRANSACTIONS WITH AFFILIATES. Provisions of the Federal Reserve Act impose restrictions on the type, quantity and quality of transactions between affiliates of an insured bank (including First American, Pioneer and their respective nonbank subsidiaries) and the insured bank (or savings institution) itself. Under these restrictions, an insured bank (or savings institution) and its subsidiaries are, among other things, limited in engaging in "covered transactions" with any one affiliate to no more than 10% of the capital stock and surplus of the insured bank (or savings institution); and with all affiliates in the aggregate, to no more than 20% of the capital stock and surplus of the bank (or savings institution). "Covered transactions" are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve Board), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. In addition, any transaction with an affiliate, including loans, contractual arrangements and purchases, must be on terms and conditions that are substantially the same or at least as favorable to the bank (or savings institution) as those prevailing at the time for comparable transactions with non-affiliated companies. The purpose of these restrictions is to prevent the misuse of the resources of the bank by its uninsured affiliates. An exception to the quantitative restrictions is provided for transactions between two insured banks or savings institutions that are within the same holding company structure where the holding company owns 80% or more of each institution. A proposed rule by the Federal Reserve Board, published on July 15, 1997, if promulgated, potentially affects "covered transactions" between banks, such as FANB and FAFSB, and their operating subsidiaries. The proposed rule, among other things, would potentially limit credit transactions between banks and their subsidiaries and affect the size of companies that could be acquired by banks.

TRANSACTIONS WITH INSIDERS. Any loans made by First American's and Pioneer's depository institution subsidiaries to their respective executive officers, directors or 10% shareholders, as well as entities such persons control, are required to be made on terms substantially the same as those offered to unaffiliated individuals and to involve not more than the normal risk of repayment, and are subject to individual and aggregate limits depending on the person involved. Further, provisions of the BHC Act prohibit a bank holding company and its subsidiaries from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

OTHER SAFETY AND SOUNDNESS REGULATIONS. FDIC regulations require that management report on its institution's responsibility for preparing financial statements, and establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness. Under these rules, independent auditors must attest to and report separately on assertions in management's report concerning the effectiveness of the internal control structure over financial reporting, using FDIC-approved audit procedures.

The FDIA also requires each of the federal banking agencies to develop regulations addressing certain safety and soundness standards for insured depository institutions, including operational and managerial standards, asset quality, earnings and stock valuation standards, as well as compensation standards (but not dollar levels of compensation). Each of the federal banking agencies has issued regulations and interagency guidelines implementing these standards. The regulations and guidelines set forth general operational and managerial standards in the areas of internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. Recently proposed rules would add asset quality and earnings standards to the guidelines. The current rules contemplate that each federal agency would determine compliance with these standards through the examination process, and if necessary to correct weaknesses, require an institution to file a written safety and soundness compliance plan.

INTEREST RATE LIMITATIONS

The maximum permissible interest rates on most consumer and commercial loans made by First American's and Pioneer's insured depository institution subsidiaries are governed by state usury laws in the states where these subsidiaries operate and by applicable federal statutes and regulations that in each case set limits on interest rates and impose penalties in the event such limits are exceeded. In certain circumstances, these federal statutes and regulations preempt state usury laws that otherwise would apply. In addition, under the Interstate Banking and Branching Act, the usury or interest laws of a bank's home state may be applied to that bank's operations in other states. In the case of FANB, for

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

example, this would result in the application of Tennessee's laws to FANB's operations in Arkansas, Kentucky, Louisiana, Mississippi and Virginia.

ENVIRONMENTAL REGULATION

As real estate lenders and as owners of real property, financial institutions such as First American, Pioneer and their subsidiary depository institutions may become subject to liability under various statutes and regulations applicable to property owners, specifically including those which impose liability with respect to the environmental condition of real property. First American's and Pioneer's primary exposure under these statutes and regulations stems from the lending activities of their subsidiary depository institutions, FANB and FAFSB, which have adopted policies and procedures to identify and monitor their exposure to avoid any material loss or liability related to the environmental condition of mortgaged property. Environmental liability can also result from mergers and acquisitions, and First American and Pioneer have implemented procedures to identify and avoid any material loss or liability related to the acquisition of real property through mergers and acquisitions.

YEAR 2000

On May 5, 1997, the Federal Financial Institutions Examination Council ("FFIEC"), which consists of the Federal Reserve Board, the OCC, the FDIC, and the OTS, and the National Credit Union Administration, issued a statement (the "Interagency Statement") encouraging financial institutions, such as the Corporation and its subsidiaries, to undertake initiatives to address and resolve the Year 2000 issue by December 31, 1998. During 1997 and throughout 1998, the FFIEC has expanded on its Interagency Statement to provide further guidance to management of financial institutions in addressing the Year 2000 issue. For a discussion of First American's and Pioneer's initiatives undertaken in response to the Interagency Statement, as updated, please see "ADDITIONAL INFORMATION ABOUT FIRST AMERICAN -- First American Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Six Months Ended June 30, 1998 and 1997 -- Year 2000 Issue" and "ADDITIONAL INFORMATION ABOUT PIONEER --Pioneer Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interim Periods Ended June 30, 1998 and 1997 -- Year 2000 Computer Issue."

RIEGLE COMMUNITY DEVELOPMENT AND REGULATORY IMPROVEMENT ACT

The Riegle Community Development and Regulatory Improvement Act ("RCDRIA") is an effort to alleviate certain regulatory burdens imposed on the banking industry by amending sections of FDICIA and other statutes pertaining to the regulation of financial institutions and financial institution holding companies. For example, as amended by the RCDRIA, FDICIA empowers each agency to adopt its own standards for safety and soundness relating to quality, earnings, and stock valuation as the agency deems appropriate.

The RCDRIA also contains various community development initiatives; measures to promote the securitization of small business loans; changes to the National Flood Insurance Program and changes to the Bank Secrecy Act in terms of money laundering; protection against bank insolvency of the security interests of public entities in bank assets pledged to secure the entities' deposits; restrictions on certain high-rate, high-fee mortgages; and disclosure requirements for reverse mortgages.

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

BROKER/DEALER REGULATION

The United States securities industry generally is subject to extensive regulation under federal and state laws. The SEC is the federal agency charged with administration of the federal securities laws. Much of the regulation of broker/dealers, however, has been delegated to self-regulatory organizations, principally the NASD and the national securities exchanges. These self-regulatory organizations adopt rules (which are subject to approval by the SEC) which govern the industry and conduct periodic examinations of member broker/dealers. Securities firms are also subject to regulation by state securities commissions in the states in which they are registered. IFC is a registered broker-dealer in securities under the Exchange Act and is a member of the NASD. IFC is also an investment adviser pursuant to the Investment Advisers Act of 1940, as amended, and is a member of the Securities Investor Protection Corporation. IFC is registered as a broker-dealer in 50 states, the District of Columbia, and Puerto Rico. As a third-party marketer of investment products, IFC may, in certain instances, be subject to regulation by those agencies having supervisory authority over IFC's financial institution clients, including, for example, the Federal Reserve Board, the OCC, the OTS, the FDIC, and various state banking agencies.

The regulations to which broker/dealers are subject cover all aspects of the securities business, including sales methods, trade practices among broker/dealers, capital structure of securities firms, uses and safekeeping of customers' funds and securities, recordkeeping, and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the SEC and by self-regulatory organizations, or changes in interpretation or enforcement of existing laws and rules, often affect directly the method of operation and profitability of broker/dealers. The SEC and the self-regulatory organizations may conduct administrative proceedings which can result in censure, fines, suspension or expulsion of a broker/dealer, its directors, officers or employees. The principal purpose of regulation and discipline of broker/dealers is the protection of customer and the securities market rather than the protection of creditors and stockholders of broker/dealers.

                                  COMPETITION

The activities in which First American engages are very competitive. Generally, the lines of activity and markets served by First American involve competition with money market mutual funds, national and state banks, mutual savings banks, savings and loan associations, finance companies, brokerage firms, credit unions and other financial institutions located primarily in the southeastern region of the United States. The principal methods of competition center around such aspects as interest rates on loans and deposits, lending limits, customer services, location of offices, provision of financial services, and other service delivery systems. Some of First American's competitors are major corporations with substantially more assets and personnel than First American and its subsidiaries. Additionally, First American's competitive environment is subject to future changes in federal and state legislation.

        COMPARATIVE RIGHTS OF SHAREHOLDERS OF FIRST AMERICAN AND PIONEER

First American is a Tennessee corporation subject to the provisions of the TBCA and the Tennessee Greenmail Act (the "TGA"). Pioneer is a Delaware corporation subject to the provisions of the DGCL.

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

BOARD OF DIRECTORS

SIZE. The First American Charter and the First American By-Laws provide that the size of the First American Board shall consist of not fewer than nine nor more than 27 directors, the exact number to be determined from time to time by the First American Board pursuant to a resolution adopted by a majority of the First American Board.

Pioneer's Certificate of Incorporation provides that the size of the Pioneer Board shall consist of 18 directors (exclusive of directors to be elected by the holders of any one or more series of Preferred Stock voting separately as a class or classes). This number may be amended from time to time by resolution adopted by the affirmative vote of at least (i) 80% of the total number of directors (without regard to whether there are current vacancies) and a (ii) majority of the Continuing Directors (as this term is defined in Pioneer's Certificate of Incorporation). However, in no event shall the whole board of directors consist of less than nine persons.

CUMULATIVE VOTING. The TBCA provides that shareholders do not have the right to cumulate their votes unless the corporation's charter provides otherwise. Pursuant to the First American By-Laws, First American Shareholders may not cumulate their votes in the election of directors.

The DGCL, which governs Pioneer, provides that shareholders do not have the right to cumulate their votes unless the corporation's Certificate of Incorporation provides otherwise. Pioneer's Certificate of Incorporation does not provide for cumulative voting.

QUALIFICATION OF DIRECTORS. The First American By-laws provide that no person may be elected or re-elected a director after reaching the age of 70 unless the First American Board deems that election or re-election (which may be for a single additional term only) is in the best interests of First American or unless the person owns greater than 1% of the issued and outstanding shares of First American.

The Pioneer By-Laws provide that no person may be elected or continue to serve as a director upon reaching 70 years of age except for those directors in office as of April 11, 1995.

VACANCIES. The TBCA provides that vacancies on a board of directors may be filled by shareholders or the board of directors unless the articles of incorporation provide otherwise. The First American Charter and the First American By-Laws provide that any vacancy on the First American Board is to be filled only by a majority vote of directors then in office, such appointee to serve for the unexpired term of his or her predecessor or, if there is no predecessor, until the next annual meeting of shareholders.

The Pioneer By-Laws provide that any vacancy on the Board of Directors for any reason may be filled only by the Board of Directors, acting by vote of (i) 80% of the directors then in office and (ii) a majority of the Continuing Directors (as this term is defined in Pioneer's By-Laws), although less than a quorum, or by the affirmative vote of not less than (i) 80% of all shares of Pioneer entitled to vote in the election of directors and (ii) a majority of the shareholders (excluding generally those shareholders that own 5% or more of the voting shares) if no directors remain.

REMOVAL. The TBCA provides that a corporation's charter can provide for removal of directors with cause by a majority of the entire board of directors. The First American Charter does not so provide. The First American Charter and the First American By-Laws provide for removal of directors only for cause, only at a meeting called for that purpose and only upon a vote for removal of at least 75% of the votes entitled to be cast by all

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

holders of voting stock voting together as a single class at a meeting called for such purpose.

The Pioneer Certificate of Incorporation and the Pioneer By-Laws provide for removal of directors only for cause upon the affirmative vote of (a) 80% of all shares of Pioneer entitled to vote in the election of directors and (b) a majority of the shareholders (excluding generally those shareholders that own 5% or more of the voting shares) at a meeting duly called and held upon not less than 30 days' prior written notice.

NOMINATION OF DIRECTORS. Pursuant to the First American By-Laws, nominations of directors by First American Shareholders must be made in writing and given to the Secretary of First American generally not later than (i) 90 days in advance of the date on which the last annual meeting of First American Shareholders was held if the election is to be held at the current year's annual meeting or (ii) the close of business on the 15th day following the day on which notice is first given to First American Shareholders of a special meeting held to elect such directors.

Pursuant to Pioneer's Certificate of Incorporation, Pioneer's Directors may nominate persons for the office of director. Also, Pioneer Shareholders may make nominations for the elections of directors if: (i) advance notice of the proposed nomination is received by the Secretary of Pioneer not less than 90 days prior to the anniversary of the last annual meeting of Pioneer Shareholders; (ii) the advance notice set forth above meets certain disclosure requirements set forth in Pioneer's Certificate of Incorporation; and (iii) the shareholder's nomination occurs at a meeting of Pioneer Shareholders called for the election of directors.

BUSINESS COMBINATION PROVISIONS

FIRST AMERICAN. The Tennessee Business Combination Act provides that a party beneficially owning 10% or more of the voting power of any class or series of then outstanding shares entitled to vote generally in the election of directors of a corporation (an "INTERESTED SHAREHOLDER") cannot engage in a business combination with the corporation for a period of five years following such Interested Shareholder's share acquisition date, unless the transaction either
(i) is approved by at least two-thirds of the voting stock of the corporation not beneficially owned by such Interested Shareholder at a meeting called for such purpose no earlier than five years after such Interested Shareholder's share acquisition date or (ii) satisfies certain fairness criteria specified in the TBCA. The TBCA exempts transactions with Interested Shareholders if the transaction is approved by the corporation's board of directors prior to the time when the person became an Interested Shareholder. The TBCA also exempts transactions with Interested Shareholders if the corporation enacts a charter or bylaw amendment by a majority vote of shareholders who have held shares for more than one year prior to the vote removing the corporation from the coverage of the Act, in which case the business combination can take effect two years after such vote. First American has not adopted a charter or by-law amendment removing First American from the coverage of the TBCA.

The First American Charter and the First American By-Laws contain substantially similar provisions, except that the First American Charter and the First American By-Laws require the affirmative vote of at least 75% of the votes entitled to be cast by all holders of capital stock entitled to vote in the election of directors (including the Interested Shareholder) and a majority of the votes entitled to be cast by all holders of capital stock entitled to vote in the election of directors, other than the shares beneficially owned by the Interested Shareholder.

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

PIONEER.  Pioneer has opted out of the DGCL's business combination provision.

Generally, Pioneer's Certificate of Incorporation only requires the shareholder vote set forth in the DGCL (majority of all votes entitled to be cast) to effect the Merger. However, supermajority voting provisions are required if less than
(i) 80% of the total number of directors (without regard to whether there are current vacancies) or less than (ii) a majority of the Continuing Directors (as this term is defined in Pioneer's Certificate of Incorporation) vote to approve the business combination. Supermajority voting provisions are also required if the consideration received by Pioneer's shareholders in the business combination is deemed unfair pursuant to five conditions set forth in Pioneer's Certificate of Incorporation.

In this Merger, only the shareholder vote set forth in the DGCL will be required as the conditions discussed above have been fulfilled.

SHAREHOLDER RIGHTS PLAN

Pioneer does not have a shareholder rights plan.

First American has a Rights Agreement, dated as of December 14, 1988, between First American and First American Trust Company, N.A. (the "FIRST AMERICAN RIGHTS AGREEMENT"), under which holders of First American Common Stock have been and are issued certain rights (the "FIRST AMERICAN RIGHTS"), the effect of which may be to discourage certain coercive or abusive takeover tactics. Pursuant to the First American Rights Agreement, the First American Board authorized and declared a distribution of one First American Right for each outstanding share of First American Common Stock to First American Shareholders of record at the close of business on December 27, 1988 (the "RIGHTS RECORD DATE") and for each share of First American Common Stock issued by First American after the Rights Record Date but prior to the Distribution Date (as defined and described below). Accordingly, a First American Right will attach to each share of First American Common Stock issued in the Merger. Each First American Right entitles the registered holder, subject to the terms of the First American Rights Agreement, to purchase from First American one one-hundredth of a share (a "UNIT") of Series A Junior Preferred Stock of First American (the "PREFERRED STOCK"), at a purchase price of $80.00 per Unit, subject to adjustment. The First American Rights attach to all certificates representing shares of outstanding First American Common Stock, and no separate First American Rights certificates have been issued. The First American Rights will separate from the First American Common Stock, and the distribution date for the First American Rights (the "DISTRIBUTION DATE") will occur, upon the earlier of: (i) 10 days following public announcement (the date of the announcement being the "STOCK ACQUISITION DATE") that a person or group of affiliated or associated persons (other than First American, any subsidiary of First American or any employee benefit plan of First American or such subsidiary) has acquired, obtained the right to acquire, or otherwise obtained the beneficial ownership of 20% or more of the then outstanding shares of the First American Common Stock, or (ii) 10 days following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the then outstanding shares of the First American Common Stock. As soon as practicable after the Distribution Date, First American Rights certificates would be mailed to holders of record of the First American Common Stock as of the close of business on the Distribution Date and, thereafter, the separate First American Rights certificates alone would represent the First American Rights.

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

Until a First American Right is exercised, the holder thereof has no rights as a shareholder of First American, including the right to vote or to receive dividends. Once the First American Right is exercised, however, each Unit of Preferred Stock will have one vote, voting together as a single class with the First American Common Stock.

The First American Rights Agreement also provides First American Shareholders certain rights in the following situations. In the event that (i) a person becomes the beneficial owner of 20% or more of the then outstanding shares of First American Common Stock or (ii) during the pendency of any tender or exchange offer for First American Common Stock or prior to the expiration of 20 business days (or such later date as a majority of the independent directors may determine) after the date such tender or exchange offer is terminated or expires, a person becomes the beneficial owner of 10% or more of the then outstanding shares of First American Common Stock (unless the 10% beneficial ownership results from certain limited circumstances specified in the First American Rights Agreement), then, in each case, each holder of a First American Right will thereafter have the right to receive, upon exercise, First American Common Stock having a value equal to two times the exercise price of the First American Right.

In addition, in the event that, at any time following the Stock Acquisition Date, (i) First American is acquired in a merger or other business combination transaction (with certain limited exceptions specified in the First American Rights Agreement) and First American is not the surviving corporation; (ii) any person effects a share exchange or merger of First American and all or part of the First American Common Stock is converted or exchanged for securities, cash or property of any other person; or (iii) 50% or more of First American's assets or earning power is sold or transferred, each holder of a First American Right (except First American Rights which previously have been voided pursuant to the "Beneficial Ownership" provision of the First American Rights Agreement) shall thereafter have the right to receive, upon exercise, common stock of the acquiring person having a value equal to two times the exercise price of the First American Right.

The First American Rights are not exercisable until the Distribution Date and will expire at the close of business on December 27, 1998 (the "FINAL EXPIRATION DATE") unless earlier redeemed by First American. They may be redeemed by First American at its option, by action of a majority of the First American independent directors, at any time prior to the earlier of (i) the close of business on the Final Expiration Date or (ii) the close of business on the tenth day following the Stock Acquisition Date. The Rights may only be redeemed in whole, not in part, at a price of $.01 per First American Right (the "REDEMPTION PRICE"), payable, at the election of such majority of independent directors, in cash or shares of First American Common Stock.

On July 16, 1998, the First American Board of Directors authorized a new Rights Agreement to provide for new First American Rights (the "NEW FIRST AMERICAN RIGHTS") pursuant to a new First American Rights Agreement (the "NEW FIRST AMERICAN RIGHTS AGREEMENT") between First American and First Chicago Trust Company, as Rights Agent. Under the New First American Rights Agreement, one right ("NEW RIGHT") will be distributed for each share of First American Common Stock outstanding to First American shareholders of record on the close of business on December 28, 1998. One New Right will also be distributed for each share of First American Common Stock issued after December 28, 1998 until the distribution date for the New First American Rights ("NEW RIGHTS AGREEMENT DISTRIBUTION DATE"). The New Rights Agreement Distribution Date will occur upon the earliest of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "ACQUIRING PERSON") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of First American Common Stock (the "STOCK ACQUISITION DATE"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would if consummated result in a person or group beneficially owning 20% or more of such outstanding shares of First American Common Stock, subject to certain limitations (or, if later, the date of receipt of any required regulatory approvals or approvals of the shareholders of such person or group for such tender or exchange offer), or (iii) 10 business days after the Board of Directors of First American shall declare any Person to be an "ADVERSE PERSON," upon a determination that such person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of First American Common Stock (provided that any such determination shall not be effective until such Person has become the beneficial owner of 10% or more of the outstanding shares of First American Common Stock), including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or would cause First American to change its strategic direction under circumstances where the Board of Directors believes that such change is not in the best interest of First American and its shareholders, employees, customers, suppliers or other constituencies of First American and its subsidiaries, or (b) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause pressure on First American to take action or enter into a transaction or series of transactions including by causing a transaction with such person or other person, intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of First American and its shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (c) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of First American's ability to maintain its competitive position) on the business or prospects of First American or (d) such beneficial ownership otherwise is determined to be not in the best interests of First American and its shareholders, employees, customers, suppliers, or other constituencies of the Corporation or its subsidiaries.

Until the New First American Rights Agreement Distribution Date, (i) the New Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such First American Common Stock certificates,
(ii) new First American Common Stock certificates issued after December 28, 1998 will contain a notation incorporating the New First American Rights Agreement by reference and (iii) the surrender for transfer of any certificates for First American Common Stock outstanding will also constitute the transfer of the Rights associated with the First American Common Stock represented by such certificate.

The New Rights are not exercisable until the New First American Rights Agreement Distribution Date and will expire at the close of business on December 31, 2008, subject to extension by the Board of Directors, or unless earlier redeemed by First American as described below.

As soon as practicable after the New First American Rights Agreement Distribution Date, Rights Certificates will be mailed to holders of record of the First American Common Stock as of the close of business on the New First American Rights Agreement Distribution Date and, thereafter, the separate Rights Certificates alone will represent the New Rights. Except for certain issuances in connection with outstanding options and

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

convertible securities and as otherwise determined by the First American Board, only shares of First American Common Stock issued prior to the New First American Rights Agreement Distribution Date will be issued with New Rights.

In the event that the Board of Directors determines that a person is an Adverse Person or, at any time following the New First American Rights Agreement Distribution Date, a person becomes the beneficial owner of 20% or more of the then-outstanding shares of First American Common Stock, each holder of a Right will thereafter have the right to receive at the time specified in the New First American Rights Agreement, (x) upon exercise and payment of the exercise price, First American Common Stock (or, in certain circumstances, cash, property or other securities of First American) having a value equal to two times the exercise price of the New Right or (y) at the discretion of the Board of Directors, upon exercise and without payment of the exercise price, First American Common Stock (or, in certain circumstances, cash, property or other securities of First American) having a value equal to the difference between the exercise price of the New Right and the value of the consideration which would be payable under clause (x). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all New Rights that are, or (under certain circumstances specified in the New First American Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the New Rights are no longer redeemable by First American as set forth below.

In the event that, at any time following the Stock Acquisition Date, (i) First American is acquired in a merger, statutory share exchange or other business combination transaction in which First American is not the surviving corporation, or (ii) 50% or more of First American's assets or earning power is sold or transferred, each holder of a New Right (except New Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the New Right.

In general, First American may redeem the New Rights in whole, but not in part, at a price of $0.01 per New Right, at any time until 10 business days following the Stock Acquisition Date. Moreover, redemption would not be permitted after 10 business days following the effective date of any declaration by the Board of Directors that any person is an Adverse Person. After the redemption period has expired, the First American's right of redemption may be reinstated if an Acquiring Person or Adverse Person reduces his beneficial ownership to less than 10% of the outstanding shares of First American Common Stock in a transaction or series of transactions not involving First American and there are no other Acquiring Persons or Adverse Persons. Immediately upon the action of the Board of Directors ordering redemption of the New Rights, the New Rights will terminate and the only right of the holders of New Rights will be to receive the $0.01 redemption price.

SHAREHOLDER MEETINGS

SHAREHOLDER ACTION WITHOUT A MEETING. Under the TBCA, shareholders may act by written consent if all the shareholders entitled to vote on the action consent to taking such action without a meeting. Under the TBCA, the affirmative vote of the number of shares that would be necessary to authorize or take such action at a meeting is the act of the shareholders.

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

Under Pioneer's By-Laws, no action required to be taken at any annual or special meeting of shareholders of Pioneer, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting and without prior notice and without a vote.

SPECIAL MEETINGS OF SHAREHOLDERS. The TBCA provides that a special meeting of shareholders may be called by a corporation's board of directors or by the persons authorized to call special meetings under the corporation's articles of incorporation and bylaws or, unless the articles of incorporation provide otherwise, by written demand of the shareholders having at least 10% of all the votes entitled to be cast on an issue to be considered at the proposed special meeting.

Under Pioneer's By-Laws, special meetings of shareholders may be called by a majority of the total number of directors (without regard to whether there are current vacancies) and a majority of the Continuing Board of Directors (as this term is defined in Pioneer's By-Laws), or upon the written request of shareholders owning not less than 35% of all shares of Pioneer issued and outstanding and entitled to vote at such meeting.

NOTICE OF MEETING. The TBCA requires a corporation to notify its shareholders with respect to each annual or special meeting no fewer than 10 and no more than 60 days before the meeting date (notice generally need be given only to shareholders entitled to vote at such meeting). Such notice need not include a description of the purpose of the annual meeting, but must include such a description if the meeting is a special meeting.

Under Pioneer's By-Laws, Pioneer must notify its shareholders with respect to each annual or special meeting no fewer than 10 and no more than 60 days before the meeting date (notice generally need be given only to shareholders entitled to vote at such meeting). Such notice need not include a description of the purpose of the annual meeting, but must include such a description if the meeting is a special meeting.

DISSENTERS' APPRAISAL RIGHTS

Under the DGCL, Pioneer shareholders have dissenter's rights as described in "ADDITIONAL INFORMATION -- Dissenters' Appraisal Rights" and Appendix E to this Prospectus/Proxy Statement. Because First American is listed on the NYSE, First American Shareholders currently do not have dissenters' appraisal rights.

CONSIDERATION OF NON-SHAREHOLDER INTERESTS BY BOARD OF DIRECTORS

FIRST AMERICAN. The First American Charter requires the First American Board to consider all relevant factors when evaluating whether certain proposed business combinations or certain dispositions of all or substantially all of First American or of any First American subsidiary, any offer to purchase any or all of First American's securities, any solicitation of proxies for election of directors of First American, or any similar transaction is in the best interests of First American and First American Shareholders, including: the consideration being offered in the proposed transaction in relation to the then-current market price, in relation to the then-current value of First American in a freely negotiated transaction and in relation to the First American Board's then-current estimate of the future value of First American as an independent entity; the social and economic effects on the employees, customer, suppliers and other constituents of First American and its subsidiaries and on the communities in which First American and its subsidiaries operate or are located; and the desirability of maintaining First American's independence from other entities.

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

PIONEER. Pioneer's Certificate of Incorporation requires the Pioneer Board to consider all relevant factors when evaluating whether an actual or proposed business combination, a tender or exchange offer, a solicitation of options or offers to purchase or sell Pioneer's shares by another person, or a solicitation of proxies to vote Pioneer shares by another person, or any similar transaction is in the best interests of Pioneer and Pioneer Shareholders, including: the adequacy and form of the consideration to be paid in connection with any such transaction, the social and economic effects on Pioneer, its subsidiaries, employees, depositors, loan and other customers, creditors and on the communities in which Pioneer and its subsidiaries operate or are located; the business and financial condition, and earnings prospects of the acquiring person, persons, or entities; the competence, experience, and integrity of the person or entity and their management proposing or effecting such actions; the prospects for a successful conclusion of the business combination; and Pioneer's prospects as an independent entity.

CERTAIN PURCHASES OF THE CORPORATION'S SECURITIES

The TGA provides that it is unlawful for any Tennessee corporation which has a class of voting stock registered or traded on a national securities exchange or registered with the Commission pursuant to Section 12(g) of the Exchange Act or any subsidiary of such corporation to purchase, directly or indirectly, any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of the securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock of the corporation, or, alternatively, unless the corporation makes an offer of at least equal value per share to all holders of such class. The TGA applies to purchases of First American Common Stock.

INDEMNIFICATION

PIONEER. Pioneer's By-Laws provides for indemnification to any person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or the person of whom he is the legal representative, is or was a director or officer of Pioneer or is or was serving at the request of Pioneer as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith, so long as the director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Pioneer, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. At the indemnified person's request, Pioneer must advance the expenses incurred by the indemnified person in defending such proceeding, provided that, if the DGCL requires, the payment of such expenses incurred by a director or officer in his capacity as a director or officer of Pioneer in advance shall be made only upon delivery to Pioneer of an undertaking by such director or officer to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified.

As to actions by or in the right of Pioneer, its By-Laws prohibit indemnification of a person serving as a director, officer, employee or agent of Pioneer, or serving at the request of Pioneer as a director, officer, trustee, employee or agent of or in any other capacity with another corporation, partnership, joint venture, trust or other enterprise, in respect of any claim, issue or matter as to which such person has been adjudged liable to Pioneer unless

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

and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances, such person is entitled to indemnity for such expenses which such court deems proper.

FIRST AMERICAN. The First American Charter provides that indemnification to the full extent permitted by law for directors, officers, employees and agents of First American may be provided either directly or through insurance, and that no director of First American shall be personally liable to First American or its shareholders for monetary damages for breach of any fiduciary duty as a director to the full extent permitted by law.

The First American By-Laws provide that First American will indemnify any Defendant in any Proceeding (as such terms are defined in the First American By-Laws) (other than a Proceeding by or in the right of First American) by reason of serving or having served as a director of First American (or counsel to the First American Board), an advisory director, or an officer of First American, or serving or having served at the request of the corporation in such a capacity with another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, including any appeal, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of First American, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

The First American By-Laws provide, however, that no indemnification shall be made (i) if a judgment or other final disposition adverse to the Defendant establishes his liability for intentional misconduct or knowing violation of the law or for an unlawful distribution under Tennessee law, (ii) if a judgment or other final adjudication adverse to the Defendant for breach of the Defendant's duty of loyalty to First American is based upon such Defendant gaining personal benefit or advantage to which he was not entitled, (iii) for any amounts if the Defendant is adjudged liable to First American or for any amounts paid to First American in settlement of a proceeding by or in the right of First American, or
(iv) in a proceeding by First American directly (and not derivatively) for expenses, unless such proceeding is brought after a change in control of First American.

The First American By-Laws provide that First American shall indemnify a Defendant pursuant to the By-laws unless a determination is made that the Defendant did not meet the standard of conduct therein specified. Determination of the propriety of indemnification shall be made by the First American Board acting by a quorum consisting of disinterested directors, by independent legal counsel if such a quorum is not obtainable, or, even if obtainable, if the majority of a quorum of disinterested directors so directs, or by the First American Shareholders.

The First American By-Laws provide that, subject to certain procedural requirements, First American shall pay expenses reasonably incurred in any Proceeding (other than a Proceeding brought by First American directly unless that action follows a change in control) in advance of the final disposition of the matter if the Defendant undertakes to repay such amount in the event that such Defendant is ultimately determined not to be entitled to indemnification, unless a quorum of disinterested directors or independent legal counsel directed by the First American Board (in the event that such a quorum is not obtainable) reasonably and promptly determines in a written opinion that indemnity is not proper under the terms of the First American By-Laws.

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

The First American By-Laws provide that the indemnity provisions contained therein are additional to, and not limitations on, any other rights to which a Defendant seeking indemnification may be entitled under law, agreement, insurance policy, or otherwise. The First American By-Laws provide that the corporation may indemnify and advance expenses to any employee or agent of First American who is not a director or officer (and his heirs, executors and administrators) to the same extent as to a director or officer if the First American Board determines that to do so is in First American's best interests. The First American By-laws provide that First American may purchase insurance coverage for the purpose of indemnifying the directors, officers, employees and agents of First American and its subsidiaries regardless of whether such entity would have had the power or the obligation to indemnify such person against such liability under the provisions discussed above.

AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS

FIRST AMERICAN. The First American Charter provides that altering, amending or repealing the provisions of the First American Charter relating to (including changes to provisions that would have the effect of permitting action inconsistent with or in circumvention of such provisions relating to) the First American Board (including, with respect to directors, the number, term length, classification, removal and procedure for filling vacancies) and certain business combinations with Interested Shareholders requires (i) the affirmative vote of at least 75% of the votes entitled to be cast by all holders of voting stock voting as a single class and (ii) a majority of the votes entitled to be cast by all holders of voting stock, other than shares of voting stock which are beneficially owned by an Interested Shareholder, if any.

PIONEER. The Pioneer Certificate of Incorporation provides that altering, amending or repealing the provisions of the Pioneer Certificate of Incorporation relating to (including changes to provisions that would have the effect of permitting action inconsistent with or in circumvention of such provisions) the Pioneer Board (including, with respect to directors, the number, term/length, classification, removal and procedures for filling vacancies), business combinations, shareholder actions, and shareholder proposals requires the affirmative vote of at (i) least eighty percent (80%) of all shares entitled to vote in the election of directors and (ii) a majority of the shareholders (excluding generally those shareholders that own 5% or more of the voting shares), unless such amendment, alteration or repeal is recommended to the shareholders by a vote of not less than (x) 80% of the entire Board of Directors and (y) a majority of the Continuing Directors (as this term is defined in Pioneer's By-Laws), in which case the shareholder vote requirements set forth in the DGCL shall be required.

Pioneer's By-Laws may be altered, amended, or repealed by the affirmative vote of either (i) a majority of the total number of directors (without regard to whether there are current vacancies) and a majority of the Continuing Directors (as this term is defined in Pioneer's By-Laws), or (ii) 80% of all shares of Pioneer entitled to vote in the election of directors and a majority of the shareholders (excluding generally those shareholders that own 5% or more of the voting shares).

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                  ADDITIONAL INFORMATION ABOUT FIRST AMERICAN

                            BUSINESS AND PROPERTIES

GENERAL

First American, a Tennessee corporation, was incorporated in 1968 and is registered as a bank holding company under the BHC Act. The Corporation owns all of the capital stock of FANB, a national banking association headquartered in Nashville, Tennessee; FAFSB, a federal savings bank headquartered in Roanoke, Virginia; and First American Enterprises, Inc. ("FAE"), a Tennessee corporation headquartered in Nashville, Tennessee.

FANB owns 98.75% of the issued and outstanding capital stock of IFC, a Delaware corporation headquartered in Tampa, Florida, which is engaged in the distribution of securities, other investment products, and insurance. IFC offers these products under two brand names, INVEST Financial Corporation ("INVEST") and Investment Centers of America, Inc. ("ICA"). The INVEST brand markets investment products to financial institutions of various asset sizes while the ICA brand markets investment products primarily to community banks.

FANB also owns 49% of the capital stock of The SSI Group, Inc. ("SSI"), a Florida corporation headquartered in Mobile, Alabama, which is engaged in health care claims processing.

The Corporation coordinates the financial resources of the consolidated enterprise and maintains systems of financial, operational and administrative controls that allow coordination of selected policies and activities. The Corporation derives its income from interest, dividends and management fees received from its subsidiaries. The mailing address of the principal executive offices of the Corporation is First American Center, Nashville, Tennessee 37237-0700, and the telephone number is (615) 748-2000.

As of December 31, 1997, the Corporation had total assets of approximately $10.9 billion, total deposits of $8.0 billion, shareholders' equity of approximately $908.7 million, and net income of $145.5 million. As of December 31, 1997, FANB had total assets of approximately $10.59 billion, total deposits of $7.79 billion, shareholders' equity of approximately $947.1 million, and net income of $146.0 million for 1997. As of December 31, 1997, the Corporation estimates that it ranked, on the basis of aggregate deposits in Tennessee held by FANB, the Corporation's principal subsidiary, as the second largest bank holding company headquartered in Tennessee.

The Corporation's subsidiary banks engage in lending in the following areas: commercial, consumer -- amortizing mortgages, consumer -- other, real estate-- construction, and real estate -- commercial mortgages and other. The risk involved to the Corporation and its subsidiary banks in making these loans varies based on, among other things, the amount of the loan, the length of amortization of the principal, the type of collateral, if any, used to secure the loan, and characteristics of the borrower. For a further discussion of the Corporation's and its subsidiary banks' lending activities, investment activities and deposit and other funding activities, see "-- First American Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMMERCIAL BANKING

Founded in 1883, FANB, at December 31, 1997, had banking offices in 35 Tennessee counties containing approximately 74% of Tennessee's population. FANB also has banking offices in two Kentucky counties containing approximately 2.6% of Kentucky's population

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

and two Virginia counties (or cities) containing approximately 1% of Virginia's population. On the basis of deposits at December 31, 1997, the Corporation estimates that FANB was the second largest bank in Tennessee, and had the largest deposit base in the Nashville-Davidson County, Tennessee market, the largest deposit base in the Tri-Cities (Sullivan, Carter, Hawkins and Washington Counties, Tennessee and Washington County and Bristol City, Virginia) market, the second largest deposit base in the Knoxville (Knox County, Tennessee) market, the fifth largest deposit base in the Memphis (Shelby County, Tennessee) market, the eighth largest deposit base in the Chattanooga (Hamilton County, Tennessee) market, the second largest deposit base in the Bowling Green, Kentucky, market, and the tenth largest deposit base in the Southwest Virginia market.

At December 31, 1997, FANB had a total of 156 banking offices in Tennessee, Kentucky, and Virginia. In its primary market of Tennessee, FANB had banking offices in 20 of the 25 largest Tennessee counties (measured by aggregate bank deposits of banks in the county at June 30, 1997) and in each of the 15 most populous Tennessee cities.

As of October 26, 1998, which was subsequent to the Corporation's acquisition of Deposit Guaranty, Deposit Guaranty National Bank's merger with and into FANB and the Corporation's acquisition of Peoples, MTB and CSB, FANB had 312 banking offices in Tennessee, Mississippi, Louisiana, Arkansas, Kentucky and Virginia.

FANB offers the services generally performed by commercial banks of like size and character. FANB also provides individual trust services and investment management services for customers of the Corporation's subsidiary banks. In addition, FANB owns First Amtenn Life Insurance Company, which underwrites credit life and accident and health insurance on extensions of credit made by FANB. For a discussion of the securities brokerage services provided by FANB, please see "Investment Product Distribution; Broker/Dealer Services" below.

FANB offers 24-hour banking service through a variety of means, including automated teller machines located at a majority of its banking offices and at other locations. As of October 26, 1998, FANB operated a total of 623 automated teller machines. In 1997, FANB also introduced PC and telephone banking to its customers.

FAFSB offers the services generally performed by savings banks of like size and character. As of October 26, 1998, FAFSB had 10 branches in the southwestern region of Virginia and offered 24-hour banking service through 11 automated teller machines. On the basis of deposits at December 31, 1997, the Corporation estimates that FAFSB had the sixth largest deposit base in the Bristol City/Washington County, Virginia market.

Peoples, a Tennessee state-chartered bank, offers the services generally performed by commercial banks of like size and character. As of October 26, 1998, Peoples had six branches in Dickson and Houston Counties, Tennessee and had eight automated teller machines.

FAE was incorporated in 1995 for the purpose of developing sources of non-traditional financial services income. FAE has concentrated its efforts in exploring the potential of fee income generation in the areas of health care payment processing, insurance company relational database services, and third-party marketing and securities distribution. A division of FANB manages the Corporation's investments in these areas, including investments in IFC and SSI.

INVESTMENT PRODUCT DISTRIBUTION; BROKER/DEALER SERVICES

IFC, which was formerly known as INVEST Financial Corporation, is a securities broker-dealer registered with the National Association of Securities Dealers, Inc. ("NASD"), and through its subsidiaries, is licensed to sell investment products in all 50 states, the District of Columbia, and Puerto Rico.

Headquartered in Tampa, Florida, IFC's primary business is selling investment products through financial institutions for which it functions as a third party marketer. IFC offers investment products under the INVEST brand for its financial institution clients. ICA, a North Dakota corporation headquartered in Bismarck, North Dakota and a wholly owned subsidiary of IFC, is also a broker-dealer registered with the NASD and a third-party marketer of its own brand of investment products through financial institutions. ICA primarily services community banks with assets of $500 million or less. As of December 31, 1997, IFC and ICA collectively service more than 400 banks through approximately 1900 licensed representatives in 1120 investment centers located throughout the United States.

Effective February 1, 1997, AmeriStar Capital Markets, Inc., formerly a wholly owned subsidiary of FANB and a broker-dealer registered with the NASD, was merged with and into IFC. Through its AmeriStar Investment Products operating division, IFC currently serves as the third-party marketer of investment products for the Corporation's subsidiary banks.

HEALTH CARE CLAIMS PROCESSING

SSI, a health care claims processing company headquartered in Mobile, Alabama, uses automated data processing to assist hospitals and physicians in communicating billing and payment-related information to medical benefits third-party payors, including government agencies, health maintenance organizations, and insurance carriers. SSI's claims processing services include transmission of bill payments by both patients and third-party payors to hospitals or physicians. SSI provides these electronic financial data processing services to more than 600 hospitals, clinics, and physicians in 38 states.

Effective January 1, 1997, SSI acquired CareWare Systems, Inc. ("CAREWARE"), a Tampa, Florida-headquartered developer of medical management computer software for managed care organizations, insurance carriers and health maintenance organizations. CareWare's principal software product allows preapproval or authorization of patient treatment, consistent with recognized medical guidelines, and facilitates SSI's health care claims processing function by helping control the selection, delivery, and cost of medical services. Under the terms of the merger agreement, CareWare's shareholders received 5.1% of SSI's common stock. Simultaneously, FANB exercised its option to maintain its 49% ownership of SSI, for an additional cost of approximately $667,000. The balance of SSI is owned, either directly or indirectly, by Celia A. Wallace, who was appointed to the Corporation's Board of Directors in June 1996.

COMPETITION

The activities in which the Corporation engages are very competitive. Generally, the lines of activity and markets served by the Corporation involve competition with money market mutual funds, national and state banks, mutual savings banks, savings and loan associations, finance companies, brokerage firms, credit unions and other financial institutions located primarily in the southeastern region of the United States. The principal methods of competition center around such aspects as interest rates on loans and deposits, lending limits, customer services, location of offices, provision of financial services, and other service delivery systems. Some of the Corporation's competitors are major corporations with substantially more assets and personnel than the Corporation and its subsidiaries. Additionally, the Corporation's competitive environment is subject to future changes in federal and state legislation.

The Corporation's subsidiary banks actively compete for loans and deposits with other commercial banks, savings and loan associations, and credit unions. Consumer finance companies, department stores, factors, mortgage brokers and insurance companies are also significant competitors for various types of loans. FANB competes for various types of fiduciary and trust business from other banks, trust and investment companies, investment advisory firms and others.

Through IFC, FANB competes with other third-party marketers of investment products and other entities offering securities brokerage services.

EMPLOYEES

As of September 30, 1998, the Corporation and its subsidiaries employed 6,337 full-time equivalent officers and employees, compared with 4,066 at December 31, 1997 and 4,355 at December 31, 1996.

                               LEGAL PROCEEDINGS

Following the adoption of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), Charter Federal Savings Bank ("CHARTER" or now "FAFSB"), brought an action against the OTS and the Federal Deposit Insurance Corporation seeking injunctive and other relief, contending that Congress' elimination of supervisory goodwill required rescission of certain supervisory transactions. The Federal District Court found in Charter's favor, but in 1992 the Fourth Circuit Court of Appeals reversed, and the U.S. Supreme Court denied Charter's petition for certiorari. In 1995, the Federal Circuit Court found in favor of another thrift institution in a similar case (Winstar Corp. v. United States) in which the association sought damages for breach of contract. Charter also filed suit against the United States Government ("GOVERNMENT") in the Court of Federal Claims based on breach of contract. Pending the Supreme Court's review of the Winstar decision, FAFSB's action was stayed. In July 1996, the Supreme Court affirmed the lower court's decision in Winstar. The stay was automatically lifted and FAFSB's suit is now proceeding. The Government, however, has filed a motion to dismiss the suit based on the prior Fourth Circuit decision. This motion has not yet been decided by the Federal Claims Court.

The value of FAFSB's claims against the Government, as well as their ultimate outcome, are contingent upon a number of factors, some of which are outside of FAFSB's control, and are highly uncertain as to substance, timing and the dollar amount of any damages which might be awarded should FAFSB finally prevail. Under the Agreement and Plan of Reorganization as amended by and between FAFSB and the Corporation, in the event that FAFSB is successful in this litigation, the FAFSB shareholders as of December 1, 1995 will be entitled to receive additional consideration equal in value to 50% of any recovery, net of all taxes and certain other expenses, including the costs and expenses of such litigation, received on or before December 1, 2000 subject to certain limitations in the case of certain business combinations. Such additional consideration, if any, is payable in the common stock of the Corporation, based on the average per share closing price on the date of receipt by FAFSB of the last payment constituting a recovery from the Government.

FANB (as successor to Deposit Guaranty National Bank ("DGNB")) is a defendant in a case in which the plaintiffs are beneficiaries of a trust for which DGNB was the trustee. In an amended complaint, the plaintiffs claim that DGNB was negligent in its dealings with the trust property, breached its trust duties by allegedly abusing its discretion and negligently handling trust assets, engaged in self dealing, and was grossly negligent in its handling of the trust. The case seeks actual damages for waste of trust assets and loss of income and punitive damages, both in an unspecified amount to be proven at trial, and attorney's fees and court costs. While the ultimate outcome of the lawsuit cannot be predicted with certainty, management denies all liability and believes that the ultimate resolution of this matter will not have a material effect on the Corporation's consolidated financial statements.

FANB (as successor to DGNB) is also a defendant in an action brought in Pike County, Mississippi by a land owner and a gaming corporation, alleging that DGNB and the two defendant casinos entered into an agreement, expressed or implied, to oppose an application to operate a casino on the Big Black River in Mississippi. The plaintiffs contend that DGNB used its influence to cause the Mississippi Gaming Commission to deny the casino's application. The plaintiffs seek actual damages for injury to property and business in the total amount of $38 million and punitive damages in the amount of $200 million. FANB denies all liability. It is the opinion of management and counsel that ultimate disposition of the case should not have a material effect on the Corporation's consolidated financial statements.

There are from time to time other legal proceedings pending against the Corporation and its subsidiaries. In the opinion of management and counsel, liabilities, if any, arising from such proceedings presently pending would not have a material adverse effect on the consolidated financial statements of the Corporation.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE OFFICERS OF FIRST AMERICAN

The following is a list of First American's executive officers, their ages and their positions and offices during the last five years (listed alphabetically).

OFFICER                                AGE       BUSINESS EXPERIENCE -- PAST 5 YEARS
-------                                ---       -----------------------------------
Dennis C. Bottorff...................  53    Mr. Bottorff serves as Chairman and Chief
                                             Executive Officer of the Corporation and
                                             FANB and has served in such position since
                                             January 1995. He also served as the
                                             Corporation's President until August 1997.
                                             From November 1991 until January 1994, Mr.
                                             Bottorff also served as President of FANB.
                                             Mr. Bottorff also serves as a director of
                                             the Corporation's affiliates SSI and IFC.

Melissa J. Buffington................  40    Since August 1996, Ms. Buffington has served
                                             as Executive Vice President and Director of
                                             Human Resources of the Corporation and FANB.
                                             From June 1992 though June 1993, she served
                                             as Assistant Director of Strategic Planning
                                             for FANB. From June 1993 through August
                                             1996, she served as the Corporation's
                                             Director of Quality Management.

R. Booth Chapman.....................  57    Since September 1991, Mr. Chapman has served
                                             as Executive Vice President -- Independent
                                             Loan Review of FANB.

Brian L. Cooper......................  39    Mr. Cooper is Executive Vice President --
                                             Marketing of FANB and has served in such
                                             capacity since September 1995. From March
                                             1992 through August 1995, he served as
                                             Senior Vice President -- Marketing &
                                             Electronic Banking of Banc One Corporation
                                             (Western Region).

Emery F. Hill........................  54    Mr. Hill is Executive Vice
                                             President -- Operations and Technology of
                                             the Corporation and FANB and has served in
                                             this position since March 1992.

Rufus B. King........................  52    Mr. King is Executive Vice President and
                                             Chief Credit Officer of FANB and has served
                                             in such position since July 1989.

Allan R. Landon......................  50    Mr. Landon is Executive Vice President,
                                             Chief Financial Officer and Principal
                                             Financial Officer of the Corporation and
                                             FANB and has served in such positions since
                                             September 1998. From 1970 until September
                                             1998, Mr. Landon was associated with Ernst &
                                             Young LLP, serving as a partner in the firm
                                             since 1984.

OFFICER                                AGE       BUSINESS EXPERIENCE -- PAST 5 YEARS
-------                                ---       -----------------------------------
Robert A. McCabe, Jr. ...............  47    Mr. McCabe is President -- FAE and Vice
                                             Chairman of the Board of Directors of the
                                             Corporation and FANB and has served in such
                                             positions since January 1994. From January
                                             1992 until January 1994, he served as
                                             President, General Bank of FANB. Mr. McCabe
                                             has served as a director of the
                                             Corporation's affiliates SSI and IFC since
                                             April 1, 1996, and July 1, 1996,
                                             respectively.

Dale W. Polley.......................  48    Mr. Polley serves as President of the
                                             Corporation and has served in such position
                                             since August 1997. He also serves as
                                             Director of the Corporation and FANB. From
                                             1995 until May 1, 1998, he also served as
                                             President of FANB. From November 1992
                                             through 1994, he served as the Corporation's
                                             and FANB's Principal Financial Officer. From
                                             December 1991 until January 1994, he served
                                             as Vice Chairman and Chief Administrative
                                             Officer of the Corporation and FANB.

Joe J. Powell, III...................  45    Mr. Powell is Executive Vice President, Bank
                                             Investments and Investor Relations for the
                                             Corporation and FANB. From 1997 until its
                                             merger into the Corporation on May 1, 1998,
                                             Mr. Powell served in various capacities at
                                             Deposit Guaranty and DGNB, including as
                                             Senior Vice President and Treasurer.

Mary Neil Price......................  37    Ms. Price is Executive Vice President,
                                             General Counsel, and Corporate Secretary of
                                             the Corporation and FANB and has served in
                                             such capacity since August 1997. From
                                             November 1992 through October 1993, she was
                                             Associate General Counsel and Vice President
                                             of FANB. From October 1993 through February
                                             1995, she served as Associate General
                                             Counsel and Senior Vice President of FANB.
                                             From February 1995 through July 1996, she
                                             served as Senior Vice President and Senior
                                             Counsel of FANB. From July 1996 through July
                                             1997, she served as Deputy General Counsel
                                             and Executive Vice President of the
                                             Corporation and FANB. She is also the
                                             corporate secretary and a director of IFC.

E.B. ("Bud") Robinson, Jr............  57    Mr. Robinson has served as Director and
                                             President of FANB since May 1998. From 1984
                                             until its merger into the Corporation on May
                                             1, 1998, Mr. Robinson served as Chairman and
                                             CEO of Deposit Guaranty.

OFFICER                                AGE       BUSINESS EXPERIENCE -- PAST 5 YEARS
-------                                ---       -----------------------------------
Terry S. Spencer.....................  42    Mr. Spencer serves as Executive Vice
                                             President and Treasurer of the Corporation
                                             and as Executive Vice President of FANB.
                                             From September 1993 until March 1995, he
                                             served as Executive Vice
                                             President -- Development of FANB. From
                                             December 1991 until September 1993, he
                                             served as Senior Vice President -- Director
                                             of Strategic Planning of FANB.

Claire W. Tucker.....................  45    Ms. Tucker is President, Corporate Bank of
                                             FANB and has served in such capacity since
                                             January 1997. From August 1991 through
                                             January 1995, she served as Manager of
                                             FANB's Health Care and Manufacturers
                                             Divisions and Senior Vice President. From
                                             January 1995 through January 1997, she
                                             served as the Manager of FANB's Specialized
                                             Lending Group and was appointed Executive
                                             Vice President in April 1995.

M. Terry Turner......................  43    Mr. Turner serves as President -- Retail
                                             Bank of FANB and has served in this position
                                             since January 1994. He served as Executive
                                             Vice President -- Business and Professional
                                             Banking of FANB from January 1991 until
                                             January 1994.

Marvin J. Vannatta, Jr. .............  54    Mr. Vannatta serves as Executive Vice
                                             President and Principal Accounting Officer
                                             of the Corporation and FANB and as Cashier
                                             of FANB and has served in such positions for
                                             more than five years. From April 1994 until
                                             March 1995, he served as Senior Vice
                                             President, Principal Accounting Officer and
                                             Treasurer of the Corporation. From January
                                             1994 until March 1995, Mr. Vannatta served
                                             as Senior Vice President and as the Cashier
                                             of FANB. From 1981 until January 1994, he
                                             served in various capacities at FANB,
                                             including Senior Vice President, Controller
                                             and Cashier.

Steven C. Walker.....................  49    Since May 1998, Mr. Walker has served as
                                             President, Commercial and Private Banking
                                             Group, of FANB. Until its merger into the
                                             Corporation on May 1, 1998, Mr. Walker
                                             served in various capacities for Deposit
                                             Guaranty and DGNB, including Executive Vice
                                             President of Corporate Banking and President
                                             & CEO of Commercial National Bank.

DIRECTORS OF FIRST AMERICAN

DENNIS C. BOTTORFF                                              Age -- 53
Director, Chairman and Chief Executive Officer of the
Corporation and First American National Bank, Member            Director since 1991
of the Executive and Development Committees                     Term to expire 2000

Since August 1997, Mr. Bottorff has served as Chairman and Chief Executive Officer of First American and FANB. From January 1995 until August 1997, he also served as President of First American. Throughout 1994, he served as President and Chief Executive Officer of First American and as Chief Executive Officer of FANB. From November 1991 through January 1994, Mr. Bottorff also served as President of FANB. Mr. Bottorff also serves as a director of Ingram Industries, Inc., and Dollar General Corporation, and as a member of the Vanderbilt University Board of Trustees and as a director of IFC and SSI, both of which are affiliates of First American.

EARNEST W. DEAVENPORT, JR.                                      Age -- 59
Director, Chairman of the Human Resources Committee and
Member of the Executive and Development Committees              Director since 1989
                                                                Term to expire 1999

Mr. Deavenport is Chairman of the Board and Chief Executive Officer of Eastman Chemical Company. Mr. Deavenport also serves as a director for Milliken and Company, as Chairman of the National Association of Manufacturers, as a director of the Chemical Manufacturers Association, as a member of the Policy Committee of the Business Roundtable, and as a trustee of the Malcolm Baldridge National Quality Award Foundation.

REGINALD D. DICKSON                                             Age -- 51
Director, Chairman of the Community Affairs Committee           Director since 1981
and Member of the Executive and Human Resources Committees      Term to expire 2001

Mr. Dickson is President Emeritus of INROADS, Inc., a non-profit minority career development organization and Chairman of Buford, Dickson, Harper & Sparrow, Inc., an investment, research and counseling firm in St. Louis, Missouri. From 1983 through 1992, Mr. Dickson served as President and Chief Executive Officer of INROADS, Inc. Mr. Dickson also serves as a director of Dollar General Corporation.

JAMES A. HASLAM, II                                             Age -- 67
Director, Chairman of the Committee on Directors                Director since 1983
and Member of the Executive and Asset Policy Committees         Term to expire 2000

Since July 1995, Mr. Haslam has served as Chairman of Pilot Corporation, a retail operator of travel centers and convenience stores/gasoline stations. Mr. Haslam served as President and Chief Executive Officer of Pilot Corporation from its founding in November 1958 to July 1995. He also serves as a member of the University of Tennessee Board of Trustees.

Robert A. McCabe, Jr., a director and executive officer of the Corporation, is married to the daughter of Mrs. Haslam.

WARREN A. HOOD, JR.                                             Age -- 46
Member of the Audit Committee and                               Director since May 1998
Committee on Directors                                          Term to expire 1999

Mr. Hood serves as Chairman of the Board of Hood Industries, Inc., a manufacturer of building and forest products. Mr. Hood served as a Director of Deposit Guaranty from 1990 until May 1, 1998.

MARTHA R. INGRAM                                                Age -- 62
Director and Member of the Executive, Human Resources and       Director since 1993
Community Affairs Committees and the Committee on Directors     Term to expire 1999

Since June 1995, Mrs. Ingram has served as Chairman of Ingram Industries Inc., a diversified transportation and energy company, a distributor of consumer products, and a non-standard automobile insurance company. From 1981 to June 1995, Mrs. Ingram served as the Director of Public Affairs of Ingram Industries Inc. and has served as a member of its Board of Directors since 1981. Mrs. Ingram also serves as a member of the Board of Directors of Baxter International, Inc., Weyerhaeuser Company, and Ingram Micro Inc.

WALTER G. KNESTRICK                                             Age -- 60
Director, Chairman of the Asset Policy Committee                Director since 1990
and Member of the Executive, Human Resources and Development    Term to expire 2000
Committees

Mr. Knestrick founded Walter Knestrick Contractor, Inc., a commercial and industrial building contractor, and has served as Chairman of its Board since 1969.

GENE C. KOONCE                                                  Age -- 66
Director and Member of the Audit                                Director since 1981
Committee and the Committee on Directors                        Term to expire 2001

Mr. Koonce is Vice Chairman of Atmos Energy Corporation, a natural and propane gas distribution company. Until its acquisition on July 31, 1997, Mr. Koonce served as Chairman, President, Chief Executive Officer and a member of the Board of Directors of United Cities Gas Company, which now operates as a Division of Atmos Energy Corporation. Mr. Koonce also serves as a director of Atmos Energy Corporation.

JAMES R. MARTIN                                                 Age -- 54
Director and Member of the Community Affairs                    Director since 1989
and Audit Committees                                            Term to expire 1999

Mr. Martin is the Chairman of the Board and Chief Executive Officer of Plasti-Line, Inc., a Knoxville-based manufacturer of indoor and outdoor sign products and point of purchase marketing products for corporate identification programs.

ROBERT A. MCCABE, JR.                                           Age -- 47
Director, Vice Chairman, and President                          Director since 1994
First American Enterprises, Member of the Executive and         Term to expire 2000
Development Committees

Since January 1994, Mr. McCabe has served as Vice Chairman of First American and FANB and President -- FAE. Mr. McCabe served as President, General Bank, FANB throughout 1992 and 1993. Mr. McCabe also serves as a member of the Board of Directors of Sirrom Capital Corporation and as director of IFC and SSI, both of which are affiliates of First American.

HOWARD L. MCMILLAN, JR.                                         Age -- 60
Member of the Community Affairs Committee                       Director since May 1998
                                                                Term to expire 1999

Until May 1, 1998, Mr. McMillan served as President and Chief Operating Officer of Deposit Guaranty. He served as a Director of Deposit Guaranty from 1984 until May 1, 1998.

JOHN N. PALMER                                                  Age -- 64
Member of the Executive and Audit Committees                    Director since May 1998
                                                                Term to expire 1999

Mr. Palmer is the Chairman and Chief Executive Officer of Mobile
Telecommunications Technologies Corp., a telecommunications company. He also serves as a director of Mobile Telecommunications Technologies Corp., Entergy Corporation and East Group Properties. Mr. Palmer served as a Director of Deposit Guaranty from 1987 until May 1, 1998.

DALE W. POLLEY                                                  Age -- 48
Director, President, Member of the Executive and                Director since 1991
Community Affairs Committees                                    Term to expire 2001

Since May 1, 1998, Mr. Polley has served as President of First American. From August 1997 until May 1998, he served as President and Principal Financial Officer of First American and FANB. From January 1994 until August 1997, Mr. Polley served as Vice Chairman of First American and as President of FANB. From December 1991 to January 1994, Mr. Polley served as Vice Chairman and Chief Administrative Officer of First American and FANB. From November 1992 through 1994, he also served as Principal Financial Officer of First American and FANB. Mr. Polley also serves as a Director of the Federal Reserve Bank of Atlanta -- Nashville branch.

E. B. ROBINSON, JR.                                             Age -- 57
Vice Chairman, Chief Operating Officer and                      Director since May 1998
President, First American National Bank,                        Term to expire 1999
Member of the Asset Policy and Executive Committees

Until May 1, 1998, Mr. Robinson served as Chairman of the Board and Chief Executive Officer of Deposit Guaranty. He was a member of the Board of Directors of Deposit Guaranty from 1981 until May 1, 1998.

ROSCOE R. ROBINSON                                              Age -- 67
Director and Member of the Development and Human                Director since 1992
Resources Committees and the Committee on Directors             Term to expire 1999

Dr. Robinson is a Professor of Medicine at Vanderbilt University Medical Center in Nashville, Tennessee and the former Vice Chancellor for Health Affairs of Vanderbilt University, a position he held from 1981 until his retirement in 1997. Dr. Robinson also serves as a director of ClinTrials Research, Inc. and as a trustee of Duke University.

JAMES F. SMITH, JR.                                             Age -- 68
Director, Chairman of the Development and Executive             Director since 1983
Committees and Member of the Asset Policy Committee             Term to expire 2001

From 1991 through December 1994, Mr. Smith served as Chairman of the Board of First American and FANB. Mr. Smith also serves as a director of Pilot Corporation and Plasti-Line, Inc.

CAL TURNER, JR.                                                 Age -- 58
Director and Member of the Audit                                Director since 1989
and Community Affairs Committees                                Term to expire 2001

Since 1988, Mr. Turner has held the position of Chairman and Chief Executive Officer of Dollar General Corporation, a chain of discount retail stores. Mr. Turner also serves as a director of Thomas Nelson Publishers, Inc.

CELIA A. WALLACE                                                Age -- 53
Director, Member of the Development and                         Director since 1996
Audit Committees                                                Term to expire 2000

Since 1986, Ms. Wallace has been Chairman of the Board and Chief Executive Officer of Southern Medical Health Systems, Inc., a healthcare provider holding company. Ms. Wallace also serves as Chairman of the Board of Chunchula Energy Corporation and serves as a director of SSI.

TED H. WELCH                                                    Age -- 64
Director and Member of the Asset                                Director since 1994
Policy and Audit Committees                                     Term to expire 2001

Mr. Welch has been a self-employed real estate investor and operator since 1975. Since 1993, he has served as President and Chief Executive Officer of Eagle Communications, Inc., a publisher of periodicals. Mr. Welch also serves as a director of National Health Investors, Inc., Southeast Service Corporation, American Constructors, Inc., and Logan's Roadhouse Restaurant, Inc.

J. KELLY WILLIAMS                                               Age -- 64
Member of the Development and Human                             Director since May 1998
Resources Committees                                            Term to expire 1999

Mr. Williams serves as Chairman and Chief Executive Officer of ChemFirst, Inc., a company specializing in industrial and agricultural specialty chemicals and chemical industry products and services. Mr. Williams served as a Director of Deposit Guaranty from 1975 until May 1, 1998.

DAVID K. WILSON                                                 Age -- 78
Director, Member of the Executive and Human Resources           Director since 1974
Committees and the Committee on Directors                       Term to expire 1999

Mr. Wilson is Chairman of Cherokee Equity Corporation, a holding company. He also serves as a member of the Vanderbilt University Board of Trustees.

TOBY S. WILT                                                    Age -- 53
Director, Chairman of the Audit Committee, and Member           Director since 1992
of the Executive and Asset Policy Committees                    Term to expire 2000

Mr. Wilt is the President of TSW Investment Company, a private investment company in Nashville, Tennessee and Chairman of the Board of The Christie Cookie Company, a gourmet baking company. Mr. Wilt also serves as a director of Outback Steakhouse, Inc.

WILLIAM S. WIRE, II                                             Age -- 66
Director, Member of the Community Affairs,                      Director since 1989
Human Resources and Asset Policy Committees                     Term to expire 1999
and the Committee on Directors

Mr. Wire is the former Chairman and Chief Executive Officer of Genesco, Inc., a manufacturer and retailer of footwear and related products, and a manufacturer of tailored clothing. He served as Chairman of Genesco, Inc. from 1986 until his retirement in 1994. From 1986 to February 1993, he also served as Chief Executive Officer of Genesco, Inc. Mr. Wire serves as a director of Genesco, Inc., Dollar General Corporation, and American Endoscopy Services, Inc.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation paid or accrued by First American to the First American Chief Executive Officer, First American's four most highly compensated officers other than the Chief Executive Officer and the Senior Counsel (the "NAMED EXECUTIVE OFFICERS") during the three fiscal years ended December 31, 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                                     LONG TERM
                                                                                                   COMPENSATION
                                                                                        -----------------------------------
                                               ANNUAL COMPENSATION                        AWARDS            PAYOUTS
                             -------------------------------------------------------    ----------   ----------------------
                                                              OTHER       RESTRICTED    SECURITIES                 ALL
                                                              ANNUAL        STOCK       UNDERLYING    LTIP        OTHER
                                                           COMPENSATION     AWARDS       OPTIONS     PAYOUTS   COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)   BONUS($)       ($)          ($)(1)       SARS(#)       ($)        ($)(2)
---------------------------  ----   ---------   --------   ------------   ----------    ----------   -------   ------------
Dennis C. Bottorff.........  1997    605,000         --           --      1,954,985       72,400       --         33,300
  Chairman and Chief         1996    585,000    321,750           --        926,751(3)    43,000       --         32,450
  Executive Officer          1995    550,000    275,000           --             --           --       --         28,500
Dale W. Polley.............  1997    410,000         --           --      1,318,429       35,000       --         24,600
  President                  1996    395,000    217,250           --        279,000       18,750       --         23,700
                             1995    350,000    175,000           --             --           --       --         20,400
Robert A. McCabe, Jr. .....  1997    315,000         --           --        907,874       26,800       --         18,900
  Vice Chairman              1996    290,000    159,500           --        162,750       10,500       --         17,400
                             1995    270,000    135,000           --         93,678           --       --         15,600
Martin E. Simmons..........  1997    315,000         --           --        546,104       26,800       --         18,900
  Senior Counsel             1996    290,000    159,500           --        162,750       10,500       --         17,400
                             1995    230,000    115,000           --         29,000           --       --         12,889
M. Terry Turner............  1997    242,000         --           --        608,153       11,800       --         14,520
  President -- General Bank  1996    235,000    129,250           --        116,250        7,750       --         14,100
                             1995    229,000    114,500           --         29,000           --       --         13,206
Brian L. Cooper............  1997    215,000     22,570           --        338,642       11,000       --          7,979
  Executive Vice
    President --             1996    165,000     66,000           --         60,450        8,000       --          8,460
  Marketing; President,      1995     55,000         --       25,000        170,500       18,000       --             --
  AmeriStar Investments
  and Trusts

-------------------------

(1) As of December 31, 1997, the total number of restricted shares and their aggregate market value were as follows: Mr. Bottorff held 121,862 restricted shares valued at $6,062,635; Mr. Polley held 59,960 restricted shares valued at $2,983,010; Mr. McCabe held 47,522 restricted shares valued at $2,364,220; Mr. Simmons held 28,557 restricted shares valued at $1,420,711; Mr. Turner held 27,634 restricted shares valued at $1,374,792; and Mr. Cooper held 20,936 restricted shares valued at $1,041,566.

(2) Amounts in this column for 1997 include First American matching contributions under First American's FIRST Plan (401(k)), and FIRST Plan Supplemental Executive Retirement Plan (401(k) SERP) for the Named Executive Officers as follows: Mr. Bottorff: 401(k) -- $9,500, 401(k) SERP -- $23,800; Mr. Polley: 401(k) -- $9,500, 401(k) SERP -- $15,100; Mr. McCabe:
    401(k) -- $9,500, 401(k) SERP -- $9,400; Mr. Simmons: 401(k) -- $9,500,
    401(k) SERP -- $9,400; Mr. Turner: 401(k) -- $9,500, 401(k) SERP -- $5,020;
    Mr. Cooper: 401(k) -- $7,979, 401(k) SERP -- $0.

(3) Of the 20,288 shares of restricted stock issued to Mr. Bottorff in 1996, 5,788 shares were issued pursuant to the First American executive stock ownership guidelines established by the Human Resources Committee in 1994. These shares will vest in three years if he maintains his ownership level.

OPTION GRANTS

Shown below is information concerning stock options granted to the Named Executive Officers during 1997 pursuant to the 1991 Plan. Options were granted on January 16, 1997 and vest 20% per year on the anniversary date of grant over five years. First American granted no stock appreciation rights ("SARS") in 1997.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                        INDIVIDUAL GRANTS
                         -------------------------------------------------------------------------------
                                         PERCENT OF                               POTENTIAL REALIZABLE
                                           TOTAL                                 VALUE AT ASSUMED ANNUAL
                          NUMBER OF     OPTIONS/SARS                              RATES OF STOCK PRICE
                          SECURITIES     GRANTED TO     EXERCISE                 APPRECIATION FOR OPTION
                          UNDERLYING    EMPLOYEES IN       OR                             TERM
                         OPTIONS/SARS   FISCAL YEAR    BASE PRICE   EXPIRATION   -----------------------
NAME                      GRANTED(#)        1996         ($/SH)        DATE        5%($)        10%($)
----                     ------------   ------------   ----------   ----------   ----------   ----------
Dennis C. Bottorff.....     72,400          9.2%        $29.5625     01/16/07    $1,346,039   $3,411,127
Dale W. Polley.........     35,000         4.45%        $29.5625     01/16/07    $  650,709   $1,649,025
Robert A. McCabe,
  Jr...................     26,800          3.4%        $29.5625     01/16/07    $  498,257   $1,262,682
Martin E. Simmons......     26,800          3.4%        $29.5625     01/16/07    $  498,257   $1,262,682
M. Terry Turner........     11,800          1.5%        $29.5625     01/16/07    $  219,382   $  555,957
Brian L. Cooper........      6,000         0.76%        $29.5625     01/16/07    $  111,550   $  282,690
                             5,000         0.63%        $47.7500     10/16/07    $  150,149   $  380,506

Actual realizable values, if any, on stock option exercises are dependent on the future performance of First American Common Stock and overall stock market conditions. There can be no assurance that the amounts reflected will be achieved.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

Shown below is information with respect to exercises by the Named Executive Officers during 1997 of options to purchase shares pursuant to First American's stock option plans and information with respect to unexercised options to purchase shares held by the Named Executive Officers as of December 31, 1997.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                                                       NUMBER OF SECURITIES
                                                      UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-
                          SHARES                          OPTIONS/SARS AT           THE-MONEY OPTIONS/SARS
                         ACQUIRED                      DECEMBER 31, 1997(#)         AT DECEMBER 31, 1997($)
                            ON           VALUE      ---------------------------   ---------------------------
NAME                    EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                    -----------   -----------   -----------   -------------   -----------   -------------
Dennis C. Bottorff....    100,000     $4,262,500      197,200        181,200      $7,325,800     $4,474,775
Dale W. Polley........     20,000     $  460,000      129,100         79,400      $5,028,850     $1,929,962
Robert A. McCabe,
  Jr..................     29,823     $  976,678       83,577         58,000      $2,971,369     $1,414,625
Martin E. Simmons.....      2,000     $   43,875       37,840         54,560      $1,301,192     $1,337,870
M. Terry Turner.......      3,864     $  125,500       34,900         38,400      $1,139,762     $1,009,387
Brian L. Cooper.......      3,100     $   34,612        5,700         28,200      $  158,737     $  607,175

Based on the closing price of $49.75 per share of First American Common Stock as of December 31, 1997. First American granted no SARs in 1997.

First American has entered into contracts with certain of its executive officers, including the Named Executive Officers with the exception of Mr. Simmons, that provide generally for a payment equal to a stated multiple of the officer's annual base salary and annual cash bonus as well as the employee's annual cash bonus for the full year in which a Change in Control or Potential Change in Control (as such terms are defined herein) takes place in the event of a termination of the officer's employment by the Company other than "for cause" or as a result of death or disability. For Messrs. Bottorff, Polley, McCabe and Turner, the multiple is three times their respective annual base salary and annual cash bonus; for Mr. Cooper, the multiple is two times. Additionally, the contracts provide that the officers shall be paid such amounts if the officer voluntarily terminates his employment with First American if, after a Change in Control or a Potential Change in Control, (i) there is a reduction in the officer's annual base salary or annual bonus opportunity, (ii) the officer is required by First American, involuntarily, to relocate to an office more than 35 miles from the office where the officer was located at the time of the Change in Control or Potential Change in Control, (iii) there is a material reduction in the officer's responsibilities, authority, or duties, (iv) the officer's benefits are materially reduced, or (v) First American does not honor the terms of the contracts. These contracts generally provide for an excise tax gross-up with respect to any taxes incurred under Section 4999 of the Code after a Change in Control or Potential Change in Control. Additionally, these contracts provide for an extension of life insurance, medical insurance, and other employment benefits upon the occurrence of a Change in Control or Potential Change in Control. "Change in Control" and "Potential Change in Control" have the meanings ascribed to them in the Company's 1991 Employee Stock Incentive Plan.

RETIREMENT PLANS

The following table shows the estimated annual retirement benefit payable to participating employees, including officers, in the salary ranges and years of service classifications indicated, under the combined terms of the First American Master Retirement Plan (which covers most officers and other salaried employees on a non-contributory basis) and Supplemental Executive Retirement Program. Consequently, the benefit and compensation limits imposed under Sections 415 and 401(a)(17) of the Code have not been applied. The table assumes retirement at age 65 in 1998.

                               PENSION PLAN TABLE

                                            YEARS OF SERVICE
               --------------------------------------------------------------------------
REMUNERATION   5 YEARS    10 YEARS   15 YEARS   20 YEARS   25 YEARS   30 YEARS   35 YEARS
------------   --------   --------   --------   --------   --------   --------   --------
 $  175,000    $ 12,013   $ 24,025   $ 36,038   $ 50,938   $ 65,838   $ 80,738   $ 95,638
    200,000      13,825     27,650     41,475     58,600     75,725     92,850    109,975
    250,000      17,450     34,900     52,350     73,925     95,500    117,075    138,650
    300,000      21,075     42,150     63,225     89,250    115,275    141,300    167,325
    350,000      24,700     49,400     74,100    104,575    135,050    165,525    196,000
    400,000      28,325     56,650     84,975    119,900    154,825    189,750    224,675
    450,000      31,950     63,900     95,850    135,225    174,600    213,975    253,350
    500,000      35,575     71,150    106,725    150,550    194,375    238,200    282,025
    550,000      39,200     78,400    117,600    165,875    214,150    262,425    310,700
    600,000      42,825     85,650    128,475    181,200    233,925    286,650    339,375
    650,000      46,450     92,900    139,350    196,525    253,700    310,875    368,050
    700,000      50,075    100,150    150,225    211,850    273,475    335,100    396,725
    750,000      53,700    107,400    161,100    227,175    293,250    359,325    425,400
    800,000      57,325    114,650    171,975    242,500    313,025    383,550    454,075
    850,000      60,950    121,900    182,850    257,825    332,800    407,775    482,750
    900,000      64,575    129,150    193,725    273,150    352,575    432,000    511,425
    950,000      68,200    136,400    204,600    288,475    372,350    456,225    540,100
  1,000,000      71,825    143,650    215,475    303,800    392,125    480,450    568,775
  1,100,000      79,075    158,150    237,225    334,450    431,675    528,900    626,125
  1,200,000      86,325    172,650    258,975    365,100    471,225    577,350    683,475
  1,300,000      93,575    187,150    280,725    395,750    510,775    625,800    740,825
  1,400,000     100,825    201,650    302,475    426,400    550,325    674,250    798,175
  1,500,000     108,075    216,150    324,225    457,050    589,875    722,700    855,525

Covered compensation includes salary and bonus. The calculation of retirement benefits under the plans generally is based upon average earnings for the highest five consecutive years of the fifteen years preceding retirement. The credited years of service for Messrs. Bottorff, Polley, McCabe, Simmons, Turner and Cooper are 6, 6, 21, 5, 18 and 2 respectively. Benefits are calculated on the basis of straight life income payments and are not subject to any deduction for Social Security or other offset amounts.

COMPENSATION OF DIRECTORS

Directors who are not officers of First American receive an annual retainer of $18,000 plus $1,000 for attendance of each regular or special board meeting and each committee meeting. For 1998, the retainer has been increased to $20,000. The Chairmen of the Asset Policy, Community Affairs, Development, Human Resources and Audit Committees receive additional annual retainers of $6,000 each. Non-employee directors of First American who also serve on FANB's Knoxville Community Board and AmeriStar Advisory Board receive attendance fees for those advisory board meetings ranging from $500 to $1,250 per meeting. During 1997, the total directors' fees paid by the Company and its subsidiaries to each of the outside directors of First American ranged from $22,000 to $53,000; the aggregate amount paid by First American to all outside directors in 1997 was $684,000. In addition, under the 1993 Plan, each non-employee director is annually granted the option to purchase 1,000 shares (now 2,000 shares as a result of the May 9, 1997 stock split) of First American's Common Stock at a purchase price equal to market price on the day of the annual meeting of shareholders. In 1998, the purchase price was $51.44 per share. These options vest 20% per year over five years. Under First American's Director's Deferred Compensation Plan, each director may annually elect to defer payment of all or a portion of his or her retainer and fees until attaining the age of 65. Such deferred amounts become payable upon the termination of the tenure of a director provided the director has attained the age of 65.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Some of First American's executive officers and directors, or members of the immediate families of any of the foregoing persons, are customers of First American's subsidiary banks and some of the First American executive officers and directors, or members of their immediate family, are directors or officers of corporations, or members of partnerships, which are customers of First American's subsidiary banks. As customers they had transactions in the ordinary course of business, including borrowings, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present any other unfavorable features.

In 1993, First American solicited competitive proposals from three vendors for the design, fabrication, installation and maintenance of a new retail merchandising system which was implemented in 1994. Following review of the proposals submitted, Design Performance Group, a division of American Sign and Marketing Services, Inc., a wholly owned subsidiary of Plasti-Line, Inc. was selected as the vendor. Mr. Martin, a member of the First American Board, is the Chairman of the Board of Directors and Chief Executive Officer of Plasti-Line, Inc. and has an equity interest of approximately 50% in Plasti-Line, Inc. Mr. Smith, a member of the First American Board, also serves on the Board of Directors of Plasti-Line, Inc. In accordance with First American's policy relating to business transactions with directors and their related interests, the First American Board approved the selection of Design Performance Group as the vendor for this project with Messrs. Martin and Smith abstaining from the vote. In 1997, the amount paid to Design Performance Group was $364,667.05.

In August 1996, FANB entered into an agreement with Pilot Corporation, a retail operator of convenience stores/gasoline stations, so as to permit FANB to install, operate and maintain automated cash dispensers ("ATMS") at 38 Pilot Oil stores. Mr. Haslam, a member of the First American Board, is a director of Pilot Corporation, of which he and his family own 100%. Mr. Smith, a member of the First American Board, also serves on the Board of Directors of Pilot Corporation. In 1997, FANB paid Pilot Corporation a total of $111,674.75 based upon the number of cash withdrawal transactions effected through these ATMs. FANB anticipates that in the future, payments to Pilot under this agreement will be approximately $180,000 per year.

In April 1996, FANB acquired 49% of SSI, a healthcare claims processing company headquartered in Mobile, Alabama. At that time, the remaining shares of SSI were owned 49% by Southern Medical Health Systems, Inc. ("SMHS") and 2% by Ms. Wallace individually. Ms. Wallace owns 100% of SMHS. In conjunction with that transaction, FANB acquired the option to purchase additional shares of SSI to maintain its 49% ownership upon the occurrence of certain events. SSI's January 1, 1997 acquisition of CareWare Systems, Inc., a medical management computer software company for SSI stock, triggered FANB's ability to exercise its option. FANB exercised this option and purchased 15,569 shares of SSI common stock from SMHS for $228,024 in conjunction with the CareWare Systems, Inc. acquisition.

On August 1, 1997, First American entered into an employment agreement with Martin E. Simmons. Under this employment agreement, Mr. Simmons became senior counsel to First American and is responsible for providing legal and related services to First American and its subsidiaries. The employment agreement extends from August 1, 1997 through July 31, 2002 (with a possible extension to December 31, 2002), and provides for a base salary of $315,000 per year plus an annual incentive-based bonus opportunity of up to

$157,500 during calendar years 1997-2000. Mr. Simmons will participate in Company benefit plans covering management employees, but will not receive further grants under First American's stock compensation plans. If Mr. Simmons terminates his employment with First American without cause, or if First American terminates his employment (other than for cause), Mr. Simmons will receive two years of salary continuation and certain bonus opportunities if such a termination occurs prior to August 1, 1998. If such a termination occurs on or after August 1, 1998, Mr. Simmons will receive salary continuation for the full term of the agreement. In either case, Mr. Simmons will immediately vest in stock options, ownership restricted stock and any performance-based restricted stock that has been fully earned and be entitled to certain early retirement benefits. However, if Mr. Simmons' employment is terminated within two years of a change in control of First American that takes place prior to September 1, 2000, Mr. Simmons will be entitled to receive a lump-sum payment of his salary and remaining bonus opportunity for the remaining term of the agreement, and generally the same stock compensation and early retirement benefits as otherwise provided in the agreement upon termination.

In connection with the execution of the Merger Agreement between First American and Deposit Guaranty, E.B. Robinson, Jr. entered into an employment agreement with First American. Pursuant to the employment agreement, Mr. Robinson will be employed by First American as Vice Chairman and Chief Operating Officer, President of FANB, and as a member of First American's Policy Team. Mr. Robinson will also serve on the First American Board and on the First American Board's executive committee during the term of the employment agreement. The term of the employment agreement commenced on May 1, 1998 and continues until September 30, 2003. Mr. Robinson's salary will be no less than $600,000 per year during the term of the employment agreement or, if greater, 80% of the base salary paid to the chief executive officer of First American. Mr. Robinson will also be eligible to receive an annual incentive bonus, targeted at 50% of his base salary, with a maximum potential bonus award equal to 100% of base salary. In no event will the base salary and bonus paid to Mr. Robinson be less than 80% of the sum of the annual base salary and bonus paid to the chief executive officer of First American with respect to the same year. Mr. Robinson will receive an annual stock incentive grant during the term of the employment agreement with a value equal to 166% of his base salary. The employment agreement also provides that Mr. Robinson is entitled to participate in the employee benefit plans, practices and policies which are applicable to peer executives of First American, including change in control severance arrangements. Mr. Robinson will also be paid an annual retirement benefit commencing at age 62, which benefit will be equal to 60% of Mr. Robinson's final average pay (as defined in the agreement), less benefits payable under certain other retirement plans and arrangements of Deposit Guaranty. The employment agreement also provides for a retirement benefit to be paid to Mr. Robinson's spouse, should she survive him.

The employment agreement further provides that, upon any termination of Mr. Robinson's employment with First American other than for cause or by reason of death or disability, or if Mr. Robinson terminates his employment for good reason (as defined in the employment agreement) he is generally entitled to payment of any unpaid salary, a pro rata bonus, immediate vesting of the option and restricted stock granted pursuant to the employment agreement, continuation of medical and welfare benefits through the date on which the term of the employment agreement otherwise would have ended, and additional service credit for purposes of the calculation of retirement benefits. In addition, Mr. Robinson will be entitled to a lump sum payment equal to the product of (i) the number of months from the date of termination until the end of September 2003, divided by 12, and (ii) the sum of Mr. Robinson's existing base salary and highest bonus earned in the three years prior to May 1, 1998. If payments received by Mr. Robinson are subject to an excise tax under Section 4999 of the Code, Mr. Robinson will be entitled to receive an additional amount necessary to make him whole with respect to such excise tax, unless such payments (excluding additional amounts payable due to the excise tax) do not exceed 110% of the greatest amount which could be paid without giving rise to the excise tax, in which case no additional payments will be made with respect to the excise tax, and the payments otherwise due Mr. Robinson will be reduced in an amount necessary to prevent the application of the excise tax.

In connection with the execution of the Merger Agreement between First American and Deposit Guaranty, Howard L. McMillan, Jr. also entered into an employment agreement with First American. Pursuant to the employment agreement, Mr. McMillan was to be employed by First American as Chairman of Deposit Guaranty's operations within First American. The term of the employment agreement commenced on May 1, 1998 and was to continue until May 1, 2001. Mr. McMillan's salary was to be no less than $350,000 per year during the term of the agreement. Mr. McMillan was also eligible to receive an annual incentive bonus, targeted at 50% of his base salary, with a maximum potential bonus award equal to 100% of base salary. Mr. McMillan was to receive an annual stock incentive grant during the term of the employment agreement with a value equal to 100% of his base salary. The employment agreement also provided that Mr. McMillan would be entitled to participate in the employee benefit plans, practices and policies which are applicable to peer executives of First American, including change in control severance arrangements. Mr. McMillan would also be paid an annual retirement benefit commencing at age 62, which benefit was to be equal to 50% of Mr. McMillan's final average pay (as defined in the employment agreement), less benefits payable under certain other retirement plans and arrangements of Deposit Guaranty. The employment agreement also provided for a retirement benefit to be paid to Mr. McMillan's spouse, should she survive him.

The employment agreement further provided that upon any termination of Mr. McMillan's employment with First American other than for cause or by reason of death or disability, or if Mr. McMillan terminated his employment for good reason (as defined in the employment agreement) he would generally be entitled to a lump sum payment of any unpaid salary, a pro rata bonus, immediate vesting of the option and restricted stock granted pursuant to the agreement, continuation of medical and welfare benefits through the date on which the term of the agreement otherwise would have ended, and additional service credits for purposes of the calculation of retirement benefits. In addition, Mr. McMillan would be entitled to a payment equal to the product of (i) the number of months from the date of termination until the end of the term divided by 12, and (ii) the sum of Mr. McMillan's existing base salary and highest bonus earned in the three years prior to the Effective Time. If payments received by Mr. McMillan are subject to an excise tax under Section 4999 of the Code, Mr. McMillan would be entitled to receive an additional amount necessary to make him whole with respect to such excise tax, unless such payments (excluding additional amounts payable due to the excise tax) do not exceed 110% of the greatest amount which could be paid without giving rise to the excise tax, in which case no additional payments will be made with respect to the excise tax, and the payments otherwise due to Mr. McMillan would be reduced in an amount necessary to prevent the application of the excise tax.

Mr. McMillan terminated his employment agreement with First American effective October 14, 1998 and thereafter received the payment due to him under the employment agreement as a result of such termination. Mr. McMillan is currently still a director of First American.

During 1998, the Corporation's Human Resources Committee was composed of Messrs. Deavenport (Chairman), Dickson, Knestrick, Dr. Robinson, Williams, Wilson, Wire and Mrs. Ingram. None of these persons has at any time been an officer or employee of First American or any of its subsidiaries. During 1998, no member of the Human Resources Committee had any relationship requiring disclosure by First American under Item 404 of SEC Regulation S-K, and there existed no relationships involving the executive officers, directors or Human Resources Committee members and the executive officers, directors or compensation committee members of any other entity such as to constitute an interlock for disclosure purposes under applicable Commission regulations, except that Mr. Bottorff, the Chairman and Chief Executive Officer of the Corporation, is a member of the Board of Directors of Ingram Industries, Inc., and Mrs. Ingram, who serves as Chairman of Ingram Industries, Inc., is a member of the Corporation's Human Resources Committee. The entire Board of Directors of Ingram Industries, Inc. serves as that entity's compensation committee.

                        SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth the number of shares held beneficially, directly or indirectly, as of September 30, 1998, by all directors and nominees for director, the Named Executive Officers and by all directors and executive officers as a group, together with the percentage of the outstanding shares of First American Common Stock which such ownership represents.

                                                          SHARES           PERCENTAGE
NAME OF BENEFICIAL OWNER                           BENEFICIALLY OWNED**     OF CLASS
------------------------                           --------------------    ----------
Dennis C. Bottorff...............................             713,975(1)        .6%
Brian L. Cooper..................................              53,304(2)         *
Earnest W. Deavenport, Jr........................              18,665(3)         *
Reginald D. Dickson..............................               8,323(4)         *
James A. Haslam, II..............................             155,676(5)       .14%
Warren A. Hood, Jr...............................              49,490(6)         *
Martha R. Ingram.................................              26,000(4)         *
Walter G. Knestrick..............................             487,586(7)        .4%
Gene C. Koonce...................................              15,035(4)         *
James R. Martin..................................              16,000(8)         *
Robert A. McCabe, Jr.............................             266,103(9)        .2%
Howard L. McMillan, Jr...........................             235,520(10)       .2%
John N. Palmer...................................              78,464            *
Dale W. Polley...................................             289,991(11)       .2%
E. B. Robinson, Jr...............................             422,706(12)       .3%
Roscoe R. Robinson...............................                8000(4)         *
James F. Smith, Jr...............................             310,831(13)       .2%
Cal Turner, Jr...................................             147,336(14)      .13%
M. Terry Turner..................................             104,446(15)        *
Celia A. Wallace.................................                 600(16)        *
Ted H. Welch.....................................              11,052(17)        *
James K. Williams................................              14,348            *
David K. Wilson..................................             725,736(18)       .6%
Toby S. Wilt.....................................             206,000(4)       .18%
William S. Wire, II..............................              28,528(4)         *
All Directors and Executive Officers as a
  Group..........................................           5,098,593(19)      4.6%(20)

---------------

   * less than .1%
  ** Adjusted for May 9, 1997 2-for-1 stock split.

 (1) Includes 16,451 shares held in Mr. Bottorff's the First American Corporation Section 401(K) Plan and/or Section 401(k) SERP Plan (the "FIRST PLANS"), 150,975 shares (over which Mr. Bottorff has voting but not investment authority) granted pursuant to a restricted stock award under the First American Corporation 1991 Employee Stock Incentive Plan (the "1991 PLAN"), options for 265,480 shares issues pursuant to the 1991 Plan which are currently exercisable and 1034 share equivalents (as of September 30, 1998) held in Mr. Bottorff's Stock Account maintained under his Salary Deferral Agreement with First American.
 (2) Includes 1,434 shares held in Mr. Cooper's FIRST Plan account(s), 27,268 shares (over which Mr. Cooper has voting but not investment authority) granted pursuant to a restricted stock award under the 1991 Plan, options for 4,600 shares issued pursuant to the 1991 Plan which are currently exercisable and 1034 share equivalents

     (as of September 30, 1998) held in Mr. Cooper's Stock Account maintained under his Salary Deferral Agreement with First American.
 (3) Includes options of 6,000 shares issued pursuant to the First American Corporation 1993 Non-Employee Director Stock Option Plan (the "1993 PLAN") which are currently exercisable and 1,170 share equivalents (as of December 31, 1997) held in Mr. Deavenport's Stock Account maintained under the First American Corporation Director's Deferred Compensation Plan.
 (4) Includes options for 6,000 shares issued pursuant to the 1993 Plan which are currently exercisable.
 (5) Includes options for 6,000 shares issued pursuant to the 1993 Plan currently exercisable and 16,024 shares owned by Mrs. Haslam as to which Mr. Haslam disclaims beneficial ownership.
 (6) Includes 2,690 shares held by Mr. Hood's minor children whom reside in Mr. Hood's household.
 (7) Includes options for 6,000 shares issued pursuant to the 1993 Plan which are currently exercisable and 117,040 shares (75% of the total shares held) in a profit sharing plan for which Mr. Knestrick is the beneficiary.
 (8) Includes options for 6,000 shares issued pursuant to the 1993 Plan which are currently exercisable, 2,000 shares held by trusts for which Mr. Martin acts as trustee and 2,000 shares owned by his spouse as to which he disclaims beneficial ownership.
 (9) Includes 22,830 shares held in Mr. McCabe's FIRST Plan account(s), 1,021 shares held by his children, 312 shares held by his spouse (as to which he disclaims beneficial ownership), 59,702 shares (over which Mr. Mcabe has voting but not investment authority) granted pursuant to a restricted stock award under the 1991 Plan, options for 92,560 shares issued pursuant to the 1991 Plan which are currently exercisable.
(10) Includes 19,332 shares (as of June 30, 1998) held in Mr. McMillan's 401(k) Plan held on behalf of Deposit Guaranty employees (which is funded by First American Common Stock), 44,399 shares held by Mr. McMillan's spouse for which he disclaims beneficial ownership, 1 share he holds as custodian for a minor child and options for 75,162 shares issued pursuant to the 1991 Plan which are currently exercisable.
(11) Includes 12,179 shares held in Mr. Polley's FIRST Plan account(s), 84,887 shares (over which Mr. Polley has voting but not investment authority) granted pursuant to a restricted stock award under the 1991 Plan and options for 150,800 shares issued pursuant to the 1991 Plan which are currently exercisable.
(12) Includes 59,118 shares (as of June 30, 1998) held in Mr. Robinson's 401(k) Plan held on behalf of Deposit Guaranty employees (which is funded by First American Common Stock), 2,340 shares held by Mr. Robinson's spouse for which he disclaims beneficial ownership, 45,000 shares (over which Mr. Robinson has voting but not investment authority) granted pursuant to a restricted stock award under the 1991 Plan, options for 174,330 shares issued pursuant to the 1991 Plan that are currently exercisable.
(13) Includes options for 6,000 shares issued pursuant to the 1993 Plan which are currently exercisable and 40,118 shares owned by Mrs. Smith as to which Mr. Smith disclaims beneficial ownership.
(14) Includes 6,000 shares issued pursuant to the 1993 Plan which are currently exercisable and 2,314 shares held by a trust for which Mr. Turner acts as trustee.

(15) Includes 4,450 shares held in Mr. Turner's FIRST Plan account(s), 41,652 shares (over which Mr. Turner has voting but not investment authority) granted pursuant to a restricted stock award under the 1991 Plan and options for 40,110 shares issued pursuant to the 1991 Plan which are currently exercisable.
(16) Includes options for 400 shares issued pursuant to the 1993 Plan which are currently exercisable.
(17) Includes options for 2,400 shares issued pursuant to the 1993 Plan which are currently exercisable.
(18) Includes options for 6,000 shares issued pursuant to the 1993 Plan which are currently exercisable, 600,000 shares owned by a corporation beneficially owned by Mr. Wilson, and 19,736 shares held by Mrs. Wilson to which Mr. Wilson disclaims beneficial ownership.
(19) Includes 857,708 shares of First American Common Stock owned by or for spouses, other relatives, trusts and firms which a director or officer controls, where such beneficial ownership may be attributed to the director or officer. This amount also includes 591,373 shares granted pursuant to restricted stock awards under the 1991 Plan to executive officers over which the officers have voting but not investment authority, options for 19,484 which officers have the right to acquire under First American's STAR Award Plan which are currently exercisable, options for 1,065,249 shares issued pursuant to the 1991 Plan which are currently exercisable, 80,800 shares which non-employee directors have the right to acquire under the 1993 Plan which are currently exercisable and 206,861 shares held in FIRST Plan accounts.
(20) For purposes of computing this percentage, shares which may be acquired by directors and officers under stock options which were exercisable as of October 19, 1998 or within 60 days thereof are deemed to be outstanding.

                          FIRST AMERICAN CAPITAL STOCK

FIRST AMERICAN COMMON STOCK

GENERAL. First American is authorized to issue 200,000,000 shares of First American Common Stock, of which 109,997,189 shares were outstanding as of October 26, 1998. First American Common Stock is listed on the NYSE under the symbol "FAM." As of October 26, 1998, 26,249,501 shares of First American Common Stock were reserved for issuance under various employee benefit plans of First American or otherwise, pursuant to the First American Dividend Reinvestment and Stock Purchase Plan and pursuant to that certain agreement (the "CHARTER FEDERAL AGREEMENT") by and between First American and Charter Federal Savings Bank in connection with certain litigation with the U.S. Government with respect to the treatment of supervisory goodwill. After taking into account the shares reserved as described above and the number of shares expected to be issued in the Merger, the number of authorized shares of First American Common Stock available for other corporate purposes as of October 26, 1998 was approximately 63,753,310.

VOTING AND OTHER RIGHTS. The holders of First American Common Stock are entitled to one vote per share, and, in general, assuming the presence of a quorum, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and each First American Shareholder entitled to vote in such election is entitled to vote each share of stock for as many persons as there are directors to be elected. In elections for directors, such shareholders do not have the right to cumulate their votes (unless action is taken to provide otherwise by charter amendment, which action management does not currently intend to propose). In general, (i) amendments to the First American Charter must be approved by each voting group entitled to vote separately thereon by a majority of the votes entitled to be cast by that voting group, if the amendment would create dissenter's appraisal rights as to that group, and otherwise by a majority of the votes cast thereon; (ii) a merger or share exchange required to be approved by the First American Shareholders must be approved by each voting group entitled to vote separately thereon by a majority of the votes entitled to be cast by that voting group; and (iii) the dissolution of First American, or the sale of all or substantially all of the property of First American other than in the usual and regular course of business, must be approved by a majority of all votes entitled to be cast thereon.

In the event of liquidation, holders of First American Common Stock would be entitled to receive pro rata any assets legally available for distribution to First American Shareholders with respect to shares held by them, subject to any prior rights of any First American preferred stock (as described below) then outstanding.

First American Common Stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All the outstanding shares of First American Common Stock are, and upon issuance the shares of First American Common Stock to be issued to Pioneer Shareholders will be, validly issued, fully paid and nonassessable.

First Chicago Trust Company of New York acts as transfer agent and registrar for First American Common Stock.

DISTRIBUTIONS. The holders of First American Common Stock are entitled to receive such dividends or distributions as the First American Board may declare out of funds legally available for such payments. The payment of distributions by First American is subject to the restrictions of Tennessee law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock. Share dividends, if any are declared, may be paid on authorized but unissued shares.

The ability of First American to pay distributions is affected by the ability of its banking subsidiaries to pay dividends. The ability of such banking subsidiaries, as well as First American, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See "INFORMATION ABOUT FIRST AMERICAN AND
PIONEER -- Supervision and Regulation of First American and Pioneer."

FIRST AMERICAN PREFERRED STOCK

First American has authorized 2,500,000 shares of preferred stock, without par value, and may issue such preferred stock in one or more series, each with such preferences, limitations, designations, conversion rights, voting rights (not to exceed one vote per share), distribution rights, voluntary and involuntary liquidation rights and other rights as it may determine. First American has designated 300,000 shares of First American $2.375 Cumulative Preferred Stock and 1,250,000 shares of First American Series A Junior Preferred Stock. As of the date of this Prospectus/Proxy Statement, no shares of either such series of First American preferred stock were outstanding.

 FIRST AMERICAN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes of First American and the consolidated financial statements and accompanying notes of First American appearing on pages F-2 to F-62 of this Prospectus/Proxy Statement.

To the extent that statements in this discussion relate to the plans, objectives, or future performance of First American, these statements may be deemed to be forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and the current economic environment. Actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties. See "ADDITIONAL INFORMATION -- Cautionary Statement Concerning Forward-Looking Information."

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1998 AND 1997

OVERVIEW

Effective May 1, 1998, the Corporation completed the merger of Deposit Guaranty with and into the Corporation by exchanging approximately 48.7 million shares of First American common stock for all of the outstanding shares of Deposit Guaranty. Deposit Guaranty was a $7.2 billion asset financial services holding company headquartered in Jackson, Mississippi, with banking offices in Mississippi, Louisiana, Arkansas, and Tennessee, and mortgage offices in Oklahoma, Nebraska, Texas, Indiana, and Iowa. The transaction was accounted for under the pooling-of-interests method of accounting for business combinations and, accordingly, the consolidated financial statements have been restated to include the results of Deposit Guaranty for all periods presented. In connection with the merger, restructuring and merger-related costs, which are comprised of investment banking, severance, and systems conversions costs, are expected to total approximately $72 million, net of tax, and will be recognized throughout 1998.

Net income for the second quarter of 1998 was $19.1 million with both basic and diluted earnings per share at $.18. Excluding restructuring and merger-related costs of $49.8 million, net of tax, recognized in the second quarter of 1998, net income for the second quarter of 1998 was $68.9 million, up 20% from $57.3 million earned in the second quarter of 1997. Basic earnings per share, exclusive of the restructuring and merger-related costs, increased 20%, to $.65 from $.54 in the second quarter of 1997. Diluted earnings per share, exclusive of the restructuring and merger-related costs, increased 21% to $.64 from $.53 in the second quarter of 1997. Excluding the restructuring and merger-related costs, return on average assets ("ROA") improved to 1.54% in the second quarter of 1998 compared to 1.37% in the second quarter of 1997 and return on average equity ("ROE") improved to 17.80% in the second quarter of 1998 compared to 15.82% in the second quarter of 1997.

Net income for the six months ended June 30, 1998, was $81.1 million with basic earnings per share of $.77 and diluted earnings per share of $.75. Excluding after-tax restructuring and merger-related costs of $49.8 million, net income for the six months ended June 30, 1998, was $130.9 million, up 15% from $113.9 million earned during the first six months of 1997. Basic earnings per share, exclusive of the restructuring and merger-related costs, increased 17% to $1.24 during the first six months of 1998 compared to $1.06 during the first six months of 1997. Diluted earnings per share, exclusive of the restructuring and merger-related costs, rose 17% during the first six months of 1998 to $1.22 from $1.04 during the same time period last year. Excluding the restructuring and merger-related costs, ROA improved to 1.49% during the first six months of 1998 versus 1.37% during the first six months of 1997 and ROE increased to 17.16% compared to 15.54%.

Effective March 23, 1998, First American acquired Victory Bancshares, Inc. ("VICTORY"), a bank holding company in West Tennessee with $131 million in assets by exchanging approximately 871 thousand shares of the Corporation's common stock for all of the outstanding shares of Victory. The acquisition was accounted for as a pooling of interests. Results of operations of Victory were included in the Corporation's financial statements from the date of acquisition, as prior amounts were not material. Note 2 to the supplemental consolidated financial statements presents details of acquisition activity during 1997.

On April 3, 1998, First American completed the sale of three branches in Virginia with total deposits of approximately $37 million for a pretax gain of $2.7 million. The sale of the three branches was a part of the implementation of First American's Distribution Management System ("DMS"), which is designed to reconfigure First American's distribution system to determine the best mix of distribution alternatives for clients and to maximize return on capital investment.

On October 1, 1998, First American acquired Peoples, a $136 million asset bank headquartered in Dickson, Tennessee, with six banking offices in Middle Tennessee.

On October 1, 1998, First American also acquired MTB, a $225 million asset bank headquartered in Columbia, Tennessee, with seven banking offices.

On October 1, 1998, First American also acquired CSB, a $145 million asset bank holding company headquartered in Kingston Springs, Tennessee, with four banking offices in Cheatham County. In addition to a community bank, CSB subsidiaries include a lease financing subsidiary; a financial planning and insurance, annuity, mutual fund, and securities sales subsidiary; and a mobile home financing subsidiary.

Effective July 11, 1998, First American sold First Mortgage Corp., a mortgage subsidiary operating in Nebraska, Iowa, and Oklahoma, and recognized a pretax loss of approximately $2.4 million.

Effective August 17, 1998, First American sold the corporate trust business of DGNB to The Bank of New York. This transaction resulted in an estimated gain of $7 million. The sale involved the transfer of approximately 900 bond trustee and agency relationships representing $8 billion in outstanding securities for municipalities and corporations located primarily in Mississippi and Louisiana. Effective September 15, 1998, First American sold its partnership interest in Roberts & Eastland, an insurance agency, and recognized a deferred gain of $442,000.

For further information on First American's acquisition activities, see "INFORMATION ABOUT FIRST AMERICAN AND PIONEER -- Information About First American -- Recent Acquisitions."

INCOME STATEMENT ANALYSIS

NET INTEREST INCOME

Second Quarter 1998 Versus Second Quarter 1997

Net interest income on a taxable equivalent basis represented 58% of total revenues in the second quarter of 1998 versus 63% in the second quarter of 1997. For purposes of this discussion, total revenues consist of the sum of net interest income on a taxable equivalent basis and noninterest income. Net interest income is the difference between total interest income earned on earning assets such as loans and securities and total interest expense paid on interest-bearing liabilities such as deposits. Net interest income on a taxable equivalent basis was $174.5 million in the second quarter of 1998, up $9.7 million, or 6%, from $164.8 million in the second quarter of 1997. The $9.7 million increase in net interest income resulted primarily from an increase in the volume of earning assets ($11.6 million net interest income impact) offset by a slight decrease in the net interest spread ($1.9 million net interest income impact).

During the second quarter of 1998, average earning assets increased $1.07 billion, or 7%, to $16.24 billion from $15.17 billion in the second quarter of 1997. The increase in average earning assets was essentially due to increases in investment securities ($937.5 million, or 23%) and loans ($147.6 million, or 1%). Approximately half of the increase in investment securities was due to the effect of the securitization and retention of a total of $584 million of mortgage loans during the first six months of 1998. Excluding the effect of these mortgage loan securitizations and transfers to investment securities, average investment securities increased $456.1 million, or 11%. The change in average loans was impacted by mortgage loan securitizations, loan purchases, loan sales, and business combinations except Deposit Guaranty; excluding the effect of the above items, average loans increased $319.9 million, or 3%, during the second quarter of 1998 over the second quarter of 1997. Interest-bearing liabilities averaged $13.51 billion during the second quarter of 1998, an increase of $879.1 million, or 7%, from $12.63 billion in the second quarter of 1997. Contributing to the growth in interest-bearing liabilities during the second quarter of 1998 compared to the same period in 1997 were increases in federal funds purchased and securities sold under agreements to repurchase ($468.7 million, or 34%); interest-bearing deposits ($258.4 million, or 2.5%); and long-term debt ($107.3 million, or 25%).

The net interest spread decreased to 3.57% in the second quarter of 1998 from 3.61% in the second quarter of 1997 as the average yield on earning assets decreased 6 basis points while the average rate paid on interest-bearing liabilities decreased 2 basis points. The 6 basis point decrease in the yield on earning assets to 7.98% from 8.04% was essentially due to a decrease in the yield on investment securities from 6.84% to 6.75% offset by an increase in the yield on loans from 8.51% to 8.55%. The external interest rate environment significantly impacts the rates that First American earns on investment securities, charges for loans, and pays on interest-bearing liabilities. For example, yields on purchases of investment securities are impacted by yields on U.S. treasuries. A major factor contributing to the decreased yield on investment securities was the purchase of investment securities during the second quarter of 1998 in a lower long-term interest rate environment compared to the second quarter of 1997. Factors contributing to the 2 basis point decrease in the average rate paid on interest-bearing liabilities to 4.41% from 4.43% were deposit pricing actions offset by deposit mix changes and increases in the rates paid on certificates of deposit $100,000 and over and other interest-bearing nondeposit funds.

As the net interest spread declined, the net interest margin decreased 5 basis points to 4.31% in the second quarter of 1998 from 4.36% in the second quarter of 1997. The decline in the net interest margin was attributable to a change in the mix of earning assets and competitive pressures resulting in more reliance on noncore interest-bearing liabilities to fund earning assets.

First Six Months of 1998 Versus First Six Months of 1997

Net interest income on a taxable equivalent basis represented 60 percent of total revenues in the first six months of 1998 versus 64% in the first six months of 1997. Net interest income on a taxable equivalent basis was $347.9 million in the first six months of 1998, up $17.3 million, or 5%, from $330.6 million in the first six months of 1997. The $17.3 million increase in net interest income resulted primarily from an increase in the volume of earning assets ($17.9 million net interest income impact) offset by a slight decrease in the net interest spread ($.6 million net interest income impact).

During the first six months of 1998, average earning assets increased $850.5 million, or 6%, to $16.08 billion from $15.23 billion in the first six months of 1997. The increase in average earning assets was essentially due to increases in investment securities ($485.8 million, or 12%) and loans ($395.3 million, or 4%). Approximately half of the increase in investment securities was due to the effect of the securitization of a total of $584 million of mortgage loans during the first six months of 1998. Excluding the effect of these mortgage loan securitizations, average investment securities increased $238.5 million, or 6%. The change in average loans was impacted by mortgage loan securitizations, loan purchases, loan sales, and business combinations except Deposit Guaranty; excluding the effect of the above items, average loans increased $398 million, or 4 percent, during the first six months of 1998 over the first six months of 1997. Interest-bearing liabilities averaged $13.39 billion during the first six months of 1998, an increase of $734.5 million, or 6%, from $12.66 billion in the first six months of 1997. During the first six months of 1998 compared to the same period in 1997, federal funds purchased and securities sold under agreements to repurchase increased $349.3 million, or 25%, to $1.75 billion; interest-bearing deposits grew $176.8 million, or 2%, to $10.76 billion; and long-term debt increased $140.4 million, or 33%, to $561.9 million.

The net interest spread declined 1 basis point in the first six months of 1998 to 3.62% from 3.63% in the first six months of 1997 as the average yield on earning assets remained at 8.05 percent for both the first six months of 1998 and 1997 while the average rate paid on interest-bearing liabilities increased 1 basis point.

As the net interest spread declined, the net interest margin decreased 2 basis points to 4.36% in the first six months of 1998 from 4.38% in the first six months of 1997. The slight decline in the net interest margin was attributable, in part, to a change in the mix of earning assets and competitive pressures which resulted in an increase in the percentage of certificates of deposit $100,000 and over, federal funds purchased and repurchase agreements, and long-term debt funding average earning assets during the first six months of 1998 than in the first six months of 1997.

PROVISION FOR LOAN LOSSES

This topic is addressed under the caption, "Allowance and Provision for Loan Losses."

NONINTEREST INCOME

Second Quarter 1998 Versus Second Quarter 1997

Total noninterest income represented 42% of total revenues in the second quarter of 1998 compared with 37% in the second quarter of 1997. Total noninterest income increased $26.2 million, or 27%, to $121.8 million in the second quarter of 1998 from $95.6 million in the second quarter of 1997. Noninterest income, excluding net realized gains on sales of securities, totaled $120.3 million, an increase of $25.8 million, or 27%, from $94.5 million in the second quarter of 1997. Approximately half of the increase in noninterest income was attributable to investment services income, which increased $12.8 million, or 43%. IFC contributed to substantially all of the increase in investment services income as the result of growth in retail brokerage commissions related to mutual funds, equities, and annuities sales.

Other categories of noninterest income with significant increases in the second quarter of 1998 over the second quarter of 1997 included mortgage banking income, service charges on deposit accounts, trading account revenue, and other income. Explanations for the changes in the second quarter of 1998 versus the second quarter of 1997 are outlined as follows:

     - Mortgage banking income was up $5.8 million, or 66%, which was attributable to an increased volume of mortgage loans processed and $2.9 million of additional net gains on the sale of mortgage warehouse loans.

     - The $3.4 million, or 12%, increase in service charges on deposit accounts reflected fee increases and product changes in conjunction with the utilization of a customer information system called VISION.

     - Trading account revenue increased $1.2 million, or 130%, due to increased call writing activity.

     - The increase of $1.9 million, or 11%, in other income from the previous year's second quarter was primarily attributable to a $2.7 million gain on the sale of three branches in Virginia and a $1 million increase in open-end nonloan fees (essentially due to interchange fees generated by the "Check Card" product) offset by a $2.4 million loss on the sale of First Mortgage's operations.

First Six Months of 1998 Versus First Six Months of 1997

Total noninterest income increased $39.7 million, or 21%, to $228.2 million during the first six months of 1998 compared to $188.5 million during the first six months of 1997 and represented 40% of total revenues during the first half of 1998 compared to 37% during the first half of 1997. Noninterest income, excluding net realized gains on sales of securities, totaled $225.1 million during the first six months of 1998, an increase of $38 million, or 20%, from $187.1 million during the first half of 1997. Approximately half of the increase in noninterest income was attributed to investment services income, which increased $16.3 million, or 26%. IFC contributed 83% of the increase in investment services income as the result of growth in retail brokerage commissions related to mutual funds, equities, and annuities sales.

Other categories of noninterest income with significant increases in the first six months of 1998 compared to the first six months of 1997 included mortgage banking income, service charges on deposit accounts, commissions and fees on fiduciary activities, trading account revenue, and other income. Explanations for the changes in the first six months of 1998 versus the first six months of 1997 are outlined as follows:

     - The $7.2 million, or 41%, increase in mortgage banking income was attributable to an increased volume of mortgage loans processed and an additional net gain of $3.1 million on the sale of mortgage warehouse loans.

     - Service charges on deposit accounts were up $5.9 million, or 11%, which reflected fee increases and product changes in conjunction with the utilization of a customer information system called VISION.

     - Commission and fees on fiduciary activities increased $1.7 million, or 9%, principally as a result of an increase in the value of assets managed due to favorable market conditions.

     - Trading account revenue was up $1.5 million, or 61%, due to increased call writing activity.

     - The increase of $5.4 million, or 18%, in other income from the first half of 1997 was primarily attributable to a $2.7 million gain on the sale of three branches in Virginia, a $1.6 million gain in open-end nonloan fees (essentially due to interchange fees generated by the "Check Card" product), a $1 million increase in other corporate service fees (essentially due to automated teller ("ATM") surcharge fees resulting from non-First American customer's use of ATMs), an additional $.9 million gain recognized on the sale of First American's corporate trust assets to The Bank of New York in the fourth quarter of 1997 offset by a $2.4 million loss on the sale of First Mortgage's operations.

NONINTEREST EXPENSE

Second Quarter 1998 Versus Second Quarter 1997

Total noninterest expense increased $88.1 million, or 53%, to $253.5 million for the second quarter of 1998 compared with $165.4 million for the same period in 1997. Noninterest expense in the second quarter of 1998 included $72 million of restructuring and merger-related costs comprised of $19.5 million of severance and retention costs, $19 million of investment banking fees, $15 million to establish a charitable foundation for the Deposit Guaranty markets, and $18.5 million of other expenses. Excluding the restructuring and merger-related costs, noninterest expense increased $16.1 million, or 10 percent.

Significant changes in the second quarter of 1998 compared to the second quarter of 1997 in noninterest expense included increases in subscribers' commissions, salaries and benefits, equipment expense, and other expenses. Explanations for the changes between the second quarter of 1998 versus the second quarter of 1997 are outlined as follows:

     - Subscribers' commissions increased $9.6 million, or 56%, due to increases in IFC's brokerage activities.

     - Salaries and benefits increased only $2.1 million, or 3%. The change was attributable to increases in merit pay and incentive program expenses offset by decreases due to a reduction in the number of employees, which reflected synergies in connection with the merger with Deposit Guaranty.

     - Equipment expense increased $.9 million, or 9%, due to an increase in equipment rental expense. The second quarter of 1998 reflected an increase in the rental of personal computers compared to the same time period last year.

     - Other expenses were up $3.6 million, or 18%. Contributing to the $3.6 million increase were increases in intangibles amortization, consultant fees, and software expense. The increase in intangibles amortization of $2 million, or 28%, from $7.1 million to $9.1 million was primarily attributable to an increased portfolio of mortgage servicing rights and an increase in impairment reserves related to accelerated payments on the underlying loan portfolio. Consultant fees were up $.8 million, or 37%, from $2.1 million to $2.9 million due to various special projects designed to enhance efficiency, reduce costs, and provide better services. Software expense was up $.7 million, or 32%, from $2.2 million to $2.9 million reflecting an increase in software maintenance expense and amortization.

First American's productivity ratio in the traditional banking business improved to 56.45% for the second quarter of 1998 compared to 59.69% for the second quarter of 1997. The improvement in the productivity ratio means that the Corporation spent $3.24 less to generate $100 of bank revenue during the second quarter of 1998 compared to the same time period last year.

First Six Months of 1998 Versus First Six Months of 1997

Total noninterest expense increased $96.9 million, or 29%, to $427.2 million for the first six months of 1998 compared with $330.3 million for the same period in 1997. Noninterest expense in the first six months of 1998 included $72 million of restructuring and merger-related costs. Excluding the restructuring and merger-related costs, noninterest expense increased $24.8 million, or 8%.

Significant changes in the first six months of 1998 compared to the first six months of 1997 in noninterest expense included increases in subscribers' commissions, salaries and employee benefits, equipment expense, net occupancy expense, communication expense, and other expenses. Explanations for the changes in the first six months of 1998 versus the first six months of 1997 are outlined as follows:

     - Subscribers' commissions increased $12 million, or 34%, due to increases in IFC's brokerage activities.

     - Salaries and benefits increased only $5.5 million, or 3%. The change was attributable to increases in merit pay and incentive program expenses offset by decreases due to a reduction in the number of employees, which reflected synergies in connection with the merger with Deposit Guaranty.

     - Equipment expense increased $1.9 million, or 9%, due to an increase in equipment rental expense. The first six months of 1998 reflected an increase in the rental of personal computers compared to the same time period last year.

     - The increase in net occupancy expense of $1.3 million, or 6%, was attributable to increased rent and depreciation expenses. Rent expense was up due to increased leased space and rental rates. The increase in depreciation expense was attributable to branch improvements. In connection with First American's DMS, the branch system is being reconfigured to optimize distribution investment.

     - Communication expense increased $1.2 million, or 10%, due to higher expenditures for telecommunications.

     - Other expenses were up $4.4 million, or 11%. Contributing to the $4.4 million increase were increases in intangibles amortization, consultant fees, software expense, net foreclosed properties expense, and miscellaneous taxes. The increase in intangibles amortization of $2.9 million, or 20%, from $14.3 million to $17.2 million was primarily attributable to an increased portfolio of mortgage servicing rights and an increase in impairment reserves related to accelerated payments on the underlying loan portfolio. Consultant fees were up $1.5 million, or 46%, from $3.2 million to $4.7 million due to various special projects designed to enhance efficiency, reduce costs, and provide better services. Software expense was up $1.3 million, or 25%, from $5.1 million to $6.4 million, which reflected an increase in amortization expense. Net foreclosed properties expense increased $1.3 million from

       $1.7 million of foreclosed properties income to $.4 million of foreclosed properties income. Miscellaneous tax expense increased $1.2 million, or 32%, from $3.7 million to $4.9 million due to increased franchise taxes paid to states with nonbank operations.

First American's productivity ratio in the traditional banking business improved to 57.15% during the first six months of 1998 compared to 59.77% during the first six months of 1997. The improvement in the productivity ratio means that the Corporation spent $2.62 less to generate $100 of bank revenue during the first six months of 1998 compared to the same time period last year.

YEAR 2000 ISSUE

The term "Year 2000 issue" refers to the necessity of converting computer information systems so that such systems recognize more than two digits to identify a year in any given date field, and are thereby able to differentiate between years in the twentieth and twenty-first centuries ending with the same two digits (e.g. 1900 and 2000). To address the Year 2000 issue, First American has adopted a broad-based approach designed to encompass First American's total environment.

First American has appointed a project manager from its information technology ("IT") group and a project team comprised of managers from various areas of the organization to address the Year 2000 issue. Overseeing the project is a steering committee made up of senior management. The project team is responsible for evaluating Year 2000 impact to each area's products and systems, developing a plan for bringing those products and systems to compliant levels, and testing or verifying that compliance. Areas being addressed by the project team include:

     - Business Systems Applications -- This involves Year 2000 remediation of application software that is used to perform specific business functions such as deposits or mortgage systems.

     - Technical Infrastructure -- This involves Year 2000 remediation of the hardware and software environment used to run application software, and includes PC networks, telecommunications, mainframe computers, operating systems, and productivity software.

     - Credit Administration -- In this area, the project team is reviewing the risk associated with Year 2000 status of the Corporation's clients and depositors.

     - Facilities Systems -- This involves Year 2000 remediation of non-IT systems such as elevators, HVAC systems, security systems, lighting systems, and utilities.

     - Vendor and Third Party Assessment -- In this area, the project team has conducted an inventory of the systems and products provided by third parties and has contacted the providers regarding the status of their Year 2000 compliance. This has been a broad-based effort including IT vendors, non-IT vendors, and public utilities.

First American's project team is using a 5-phase approach in its Year 2000 project made up of awareness, assessment, remediation, validation, and implementation phases. For IT systems, all in-house programs were remediated as of December, 1997 and are now being tested for Year 2000 compliance. For vendor supplied systems, First American has contacted the suppliers and determined the compliance of these systems. Necessary upgrades to these systems are in process, but are not yet complete. The project team is in the process of testing the Corporation's vendor supplied systems, and anticipates having substantially completed the testing of all mission critical applications by the end of 1998.

For non-IT systems, the project team has contacted vendors to establish the Year 2000 compliance of these products, and anticipates having substantially completed testing of these products by the end of 1998.

First American estimates that the cost of its Year 2000 project will not exceed $5 million dollars in the aggregate and that the cost will not be material to earnings. Actual expenditures to date and anticipated future expenditures are within this estimate. First American management believes its approach to the Year 2000 issue to be comprehensive, and does not expect the Year 2000 issue to have a material impact on its results of operations, liquidity or financial condition. However, given the widespread nature of the problem, and the number of factors outside of the Corporation's direct control, management is continuously evaluating the risks associated with Year 2000. In order to help mitigate these risks, a Year 2000 element is being developed for the existing corporate contingency plan which will focus on mission critical systems (both IT and non-IT) that are believed to be at high risk for noncompliance.

INCOME TAXES

During the second quarters of 1998 and 1997, income tax expense was $15.9 million (effective tax rate of 45.4%) and $33.4 million (effective tax rate of 36.8%), respectively. During the six months ended June 30, 1998, and June 30, 1997, income tax expense was $51.4 million (effective tax rate of 38.8%) and $65.8 million (effective tax rate of 36.6%), respectively. The major factor for the increase in the effective tax rates was from nondeductible restructuring and merger-related costs in connection with the business combination with Deposit Guaranty.

BALANCE SHEET REVIEW

ASSETS

Total assets of First American rose $1.97 billion, or 12%, to $19.06 billion at June 30, 1998, compared to $17.09 billion at June 30, 1997. The growth in total assets was primarily due to a $2.04 billion, or 53%, increase in investment securities. Excluding the effect of the securitizations and retention of mortgage loans, investment securities increased $1.45 billion, or 38%, between June 30, 1998, and June 30, 1997. Loans net of unearned discount decreased $219.1 million, or 2%, between June 30, 1998, and June 30, 1997; excluding the effect of securitizations, sales, and business combinations except Deposit Guaranty, loans net of unearned discount increased $255.5 million, or 2%. Excluding the effect of securitizations, sales, and business combinations except Deposit Guaranty, average loans increased $398 million, or 4%, during the first six months of 1998 compared to the first six months of 1997. Also contributing to asset growth were increases in trading account securities ($50.6 million, or 86%) which reflected an increase in call writing activity, other assets ($60 million, or 10%), and cash and due from banks ($33.1 million, or 3%).

Total assets of First American increased $1.23 billion, or 7%, from $17.83 billion at December 31, 1997, to $19.06 billion at June 30, 1998. The increase in total assets from December 31, 1997, to June 30, 1998, was primarily due to a $1.78 billion, or 43%, increase in investment securities offset by a $542.7 million, or 5%, decrease in loans net of unearned discount. Excluding the effect of securitizations and retention of mortgage loans during the first six months of 1998, investment securities increased $1.20 billion, or 29%, from December 31, 1997, to June 30, 1998. Loans net of unearned discount decreased $542.7 million, or 5%, during the first six months of 1998; excluding the effect of securitizations, sales, and business combinations except Deposit Guaranty, loans net of unearned discount decreased $48.5 million, or .4%. Trading account securities increased $45.1 million, or 70%, from December 31, 1997, to December 31, 1998, due to increased call writing activity.

ALLOWANCE AND PROVISION FOR LOAN LOSSES

Management's policy is to maintain the allowance for loan losses at a level which is adequate to absorb estimated loan losses inherent in the loan portfolio. The provision for loan losses is a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance at an appropriate level. Determining the appropriate level of the allowance and the amount of the provision for loan losses involves uncertainties and matters of judgment and therefore cannot be determined with precision.

The allowance for loan losses was $180.1 million at June 30, 1998, $188.2 million at June 30, 1997, and $180 million at December 31, 1997. The allowance for loan losses was 1.62% and 1.66% of net loans at June 30, 1998, and 1997, respectively, and 1.55% of net loans at December 31, 1997.

In the second quarter of 1998, the allowance was increased by a provision of $5 million and decreased by net charge-offs of $5.3 million compared to a provision of $1.9 million and net charge-offs of $5.7 million in the second quarter of 1997. Net charge-offs as a percentage of average loans on an annualized basis amounted to .19% and .21%, respectively, in the second quarters of 1998 and 1997.

During the first six months of 1998, the allowance was increased by a provision of $11 million and reduced by net charge-offs of $12.2 million compared to a provision of $3.8 million and net charge-offs of $8.6 million in the first six months of 1997. For the six months ended June 30, 1998, and 1997, activity in the allowance for loan losses also included increases of $1.3 million and $7.6 million, respectively, which consisted of the allowance of business combinations except Deposit Guaranty. Net charge-offs as a percentage of average loans on an annualized basis amounted to .22% and .16%, respectively, for the six months ended June 30, 1998, and 1997.

ASSET QUALITY

First American's nonperforming assets (excluding loans 90 days or more past due on accrual status) were $38.9 million at June 30, 1998, $45.7 million at June 30, 1997, and $43.3 million at December 31, 1997. Nonperforming assets (excluding loans 90 days or more past due on accrual status) at June 30, 1998, represented .35% of total loans and foreclosed properties, compared to .40% at June 30, 1997, and .37% at December 31, 1997. At June 30, 1998, nonperforming assets consisted of $31.9 million of nonaccrual loans and $7 million of foreclosed properties.

Other potential problem loans consist of loans that are currently not considered nonperforming but on which information about possible credit problems has caused management to doubt the ability of the borrowers to comply fully with present repayment terms. At June 30, 1998, such loans totaled approximately $98.4 million. Depending on the economy and other factors, these loans and others, which may not be presently identified, could become nonperforming assets in the future.

LIABILITIES

Total deposits increased $537.1 million, or 4%, to $13.64 billion at June 30, 1998, from $13.10 billion at June 30, 1997. Excluding the effect of business combinations except Deposit Guaranty and dispositions, total deposits increased $337.8 million, or 3%, between June 30, 1998, and June 30, 1997. Average deposits for the first six months of 1998 compared to the first six months of 1997 increased 3%; excluding the effect of business combinations and dispositions, average deposits increased 1%. Short-term borrowings increased $965.6 million, or 53%, to $2.79 billion at June 30, 1998, from $1.82 billion at June 30, 1997, which was primarily due to an increase in federal funds purchased and securities sold under agreements to repurchase. The level of federal funds purchased and repurchase agreements can fluctuate significantly on a daily basis depending on funding need and availability of sources of funds to meet those needs. Long-term debt increased $183 million, or 44%, to $600.1 million at June 30, 1998, from $417.1 million at June 30, 1997, with most of the increase due to the addition of $285 million variable rate and $5.5 million fixed rate borrowings from the Federal Home Loan Bank ("FHLB") offset by $114 million of FHLB borrowings ($108.5 million of variable rate and $5.5 million of fixed rate) that were reclassified from long-term debt to short-term borrowings. Competitive pressures resulted in an increased reliance on noncore sources of funds during the first half of 1998 compared to the first half of 1997.

Total deposits increased $236.1 million, or 2%, from $13.41 billion at December 31, 1997, to $13.64 billion at June 30, 1998. Short-term borrowings increased $816.7 million, or 41%, from $1.97 billion at December 31, 1997, which was primarily attributable to increases in federal funds purchased.

DERIVATIVE INSTRUMENTS

First American has utilized off balance sheet derivative products for a number of years in managing its interest rate sensitivity. Generally, a derivative transaction is a payments exchange agreement whose value derives from an underlying asset or underlying reference rate or index. The use of noncomplex, nonleveraged derivative products has reduced the Company's exposure to changes in the interest rate environment. By using derivative products such as interest rate swaps and futures contracts to alter the nature of (hedge) specific assets or liabilities on the balance sheet (for example to change a variable to a fixed rate obligation), the derivative product offsets fluctuations in net interest income from the otherwise unhedged position. In other words, if net interest income from the otherwise unhedged position changes (increases or decreases) by a given amount, the derivative product should produce close to the opposite result, making the combined amount (otherwise unhedged position impact plus the derivative product position impact) essentially unchanged. Derivative products have enabled First American to improve its balance between interest-sensitive assets and interest-sensitive liabilities by managing interest rate sensitivity, while continuing to meet the lending and deposit needs of its customers.

In conjunction with managing interest rate sensitivity, at June 30, 1998, First American had derivatives with notional values totaling $3.28 billion. These derivatives had a net positive fair value (unrealized net pretax gain) of $12.3 million. Notional amounts are key elements of derivative financial instrument agreements. However, notional amounts do not represent the amounts exchanged by the parties to derivatives and do not measure First American's exposure to credit or market risks. The amounts exchanged are based on the notional amounts and the other terms of the underlying derivative agreements. At June 30,

1997, First American had derivatives with notional values totaling $2.26 billion. These derivatives had a net positive fair value (unrealized net pretax gain) of $8.2 million at June 30, 1997. The instruments utilized are noted in the following table along with their notional amounts and fair values at June 30, 1998 and 1997.

                                                                                            WEIGHTED
                                                                        WEIGHTED AVERAGE    AVERAGE
                                                                              RATE          MATURITY
                                 RELATED VARIABLE RATE      NOTIONAL    -----------------   --------    FAIR
                                    ASSET/LIABILITY          AMOUNT     PAID     RECEIVED    YEARS      VALUE
                               --------------------------  ----------   ----     --------   --------   -------
                                                               (IN THOUSANDS)
JUNE 30, 1998
  Interest rate swaps          Money market deposits       $  150,000   5.97%(1)   5.69%(2)    1.6     $  (234)
  Interest rate swaps          Available for sale
                                 securities                   100,000   5.54(1)    5.67(2)     4.6         234
  Interest rate swaps          Available for sale
                                 securities                    50,000   5.78(2)    5.46(8)     3.3        (613)
  Interest rate swaps          Loans                          825,000   5.69(2)    6.61(2)     3.9      20,577
  Interest rate swaps          FHLB borrowings                 85,000   6.33(1)    5.70(2)     6.2      (2,282)
  Interest rate swaps          Mortgages                       20,482   6.65(1)    5.70(9)     9.1        (683)
  Forward interest rate swaps  Money market deposits          500,000   6.11(3)    5.69(3)     2.1        (938)
  Forward interest rate swaps  Available for sale
                                 securities                 1,300,000   6.10(4)     N/A(4)     2.5      (4,888)
  Floors                       Loans                          250,000   5.45(1)    6.00(2)     2.9       1,119
                                                           ----------                                  -------
                                                           $3,280,482                                  $12,292
                                                           ==========                                  =======
JUNE 30, 1997
  Interest rate swaps          Money market deposits       $  250,000   5.80%(1)   5.79%(5)    1.7     $ 2,337
  Interest rate swaps          Loans                          550,000   5.84(5)    6.76(1)     4.5       6,140
  Interest rate swaps          Long-term debt                 100,000   6.94(1)    6.06(10)     .3         494
  Interest rate swaps          Mortgages                       21,938   6.65(1)    5.69(9)    10.1          10
  Forward interest rate swaps  Money market deposits          750,000   6.37(6)    5.81(6)      .7         772
  Forward interest rate swaps  Available for sale             200,000   7.10(7)    5.84(7)     3.4      (2,487)
  Floors                       Loans                          285,000   5.34(1)    5.81(2)     3.3         969
  Caps                         Certificates of deposit        100,000   6.88(1)    5.87(2)      .5          --
                                                           ----------                                  -------
                                                           $2,256,938                                  $ 8,235
                                                           ==========                                  =======

-------------------------

 (1) Fixed rate.

 (2) Variable rate which reprices quarterly based on 3-month London Interbank Offering Rate ("LIBOR").

 (3) Forward swap periods have become effective for $100 million and will begin at various dates during 1998 and 1999 for $400 million. The rates to be paid are fixed and were set at the inception of the contracts. Variable rates to be received are based on 3-month LIBOR, repricing quarterly, but were unknown for $400 million of forward swaps at June 30, 1998, since the related forward swap periods had not yet begun.

 (4) Forward swap periods begin at various dates during 1998 and 1999. The rates paid are fixed and were set at the inception of the contracts. Variable rates are based on 3-month LIBOR and reprice quarterly.

 (5) Variable rate which reprices quarterly based on 3-month LIBOR, except for $25 million which reprices every 6 months based on 6-month LIBOR.

 (6) Forward swap periods have become effective for $100 million and will begin in September 1997 for $100 million, November 1997 for $200 million and June 1998 for $350 million. The rates to be paid are fixed and were set at the inception of the contracts. Variable rates to be received are based on 3-month LIBOR and reprice quarterly, but were unknown for $650 million of forward swaps at June 30, 1997 since the related forward swap period had not yet begun.

 (7) Forward swap periods have become effective for $100 million and will begin in April 1998 for $100 million. The rates to be paid are fixed and were set at the inception of the contracts. Variable rates to be received are based on 3-month LIBOR, repricing quarterly, but were unknown for $100 million of forward swaps at June 30, 1997, since the related forward swap periods had not yet begun.

 (8) Variable rate which reprices quarterly based on constant maturity treasury index less 16 basis points on $25 million, and less 12 basis points on $25 million.

 (9) Variable rate which reprices quarterly based on 1-month LIBOR.

(10) Variable rate which reprices quarterly based on 6-month LIBOR.

As First American's individual derivative contracts approach maturity, they may be terminated and replaced with derivatives with longer maturities which offer more interest rate risk protection. At June 30, 1998, there were $1.7 million of deferred net gains related to terminated derivatives contracts, and there were $5.1 million of deferred net losses at March 31, 1997. Deferred gains and losses on off balance sheet derivative activities are recognized as interest income or interest expense over the original covered periods.

Net interest income for the quarter ended June 30, 1998, was increased by derivative products income of $1.2 million. Net interest income for the quarter ended June 30, 1997, was increased by $.8 million derivative products income. The increase in derivative products net income in second quarter 1998 from second quarter 1997 was primarily due to actions taken later in 1997 to create a derivatives position more balanced between pay-fixed and receive-fixed interest rate swaps.

Credit risk exposure due to off-balance-sheet hedging is closely monitored, and counterparts to these contracts are selected on the basis of their credit worthiness, as well as their market-making ability. As of June 30, 1998, all outstanding derivative transactions were with counterparts with credit ratings of A-2 or better. Enforceable bilateral netting contracts between First American and its counterparts allow for the netting of gains and losses in determining net credit exposure. First American's net credit exposure on outstanding derivatives was $16.4 million on June 30, 1998. Given the credit standing of the counterparts to the derivative contracts, Management believes that this credit exposure is reasonable in light of its objectives.

CAPITAL POSITION

Total shareholders' equity was $1.56 billion, or 8.17% of total assets, at June 30, 1998, $1.47 billion, or 8.62% of total assets, at June 30, 1997, and $1.54 billion, or 8.66% of total assets, at December 31, 1997. Total shareholders' equity increased $83.3 million, or 6%, from June 30, 1997, to June 30, 1998, resulting principally from comprehensive income (unrealized gains on securities available for sale) and issuance of shares for acquisitions and employee benefit plans offset by common stock repurchases and dividends to shareholders. Total shareholders' equity increased $13.1 million, or .8%, from December 31, 1997, to June 30, 1998, which was primarily due to comprehensive income and issuance of shares in connection with employee benefit plans offset by common stock repurchases and dividends to shareholders.

During the second quarter of 1998, First American declared cash dividends on its common stock of $.25 per common share compared to $.20 per common share in the second quarter of 1997, an increase of 25%. Cash dividends for the first six months of 1998 were $.45 per share, an increase of 27% over the same time period last year. The dividend payout ratio was 138.89% (38.46%, exclusive of restructuring and merger-related costs) in the second quarter of 1998 compared to 37.04% in the second quarter of 1997. The dividend payout ratio for the six months ended June 30, 1998, and 1997, was 58.44% (36.29%, exclusive of restructuring and merger-related costs) and 33.49%, respectively.

The Federal Reserve Board and the OCC promulgate risk-based capital guidelines and regulations which require bank holding companies and national banks to maintain minimum capital ratios. As of June 30, 1998, the Corporation, FANB and DGNB had ratios which exceeded the regulatory requirements to be classified as "well capitalized," the highest regulatory rating. At June 30, 1998, the Corporation, FANB and DGNB had total risk-based capital ratios of 11.49%, 11.01%, and 12.54%, respectively; Tier I risk-based capital ratios of 9.52%, 9.76%, and 11.30%, respectively; and Tier I leverage capital ratios of 7.49%, 8.30%, and 8.62%, respectively. In order to be considered well capitalized, the total risk-based capital ratio must be a minimum of 10%, the Tier I risk-based capital ratio must equal or exceed 6%, and the Tier I leverage capital ratio must equal or exceed 5%.

FAFSB is subject to capital requirements adopted by the Office of Thrift Supervision, which are similar but not identical to those issued by the Federal Reserve Board and the OCC. At June 30, 1998, FAFSB had ratios which exceeded the regulatory requirements to be classified as "well capitalized."

LIQUIDITY

Liquidity management consists of maintaining sufficient cash levels to fund operations and to meet the requirements of borrowers, depositors, and creditors. Liquid assets include cash and cash equivalents (which consist of cash and due from banks, interest-bearing deposits in banks, and federal funds sold and securities purchased under agreements to resell) less Federal Reserve Bank reserve requirements in addition to trading account securities and securities that are estimated to mature within one year. Liquid assets totaled $1.46 billion and $1.28 billion at June 30, 1998, and 1997, respectively, which was approximately 8.5% and 8.4% of earning assets, respectively. Available for sale securities maturing after one year, which can be sold to meet liquidity needs, had a balance of $4.57 billion at June 30, 1998, compared to $2.94 billion at June 30, 1997. The overall liquidity position of First American is further enhanced by a high proportion of core deposits, which provide a stable funding base. Core deposits comprised 88% of total deposits at June 30, 1998, versus 90% at June 30, 1997.

An additional source of liquidity is First American's three-year $100 million revolving credit agreement which became effective in July 1998 and replaced the 1994 $70 million revolving credit agreement. First American had no borrowings under either agreement during 1998 or 1997.

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COMPARISON OF YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

OVERVIEW

On May 9, 1997, First American completed a 2-for-1 split of its common stock. On May 1, 1998, First American completed the merger of the $7.2 billion asset Deposit Guaranty. with and into the Corporation. The transaction was accounted for as a pooling-of-interests. All financial data and other statistical data included herein has been restated to reflect the impact of the stock split and the merger of Deposit Guaranty.

First American continued its earnings momentum during 1997 and earned a record $237.8 million for the year ended December 31, 1997, up 16% from 1996 net income of $205.2 million. Net income increased 17% in 1996 from $175.7 million in 1995. Effective December 31, 1997, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which requires the presentation of basic and diluted earnings per share amounts. Prior year amounts are presented in accordance with SFAS No. 128 for comparative purposes. Basic earnings per share increased during 1997 to $2.23, up 14% over $1.96 in 1996. Basic earnings per share increased 13% in 1996 compared to $1.73 in 1995. Diluted earnings per share rose 13% in 1997 to $2.18 from $1.93 in 1996. Diluted earnings per share increased 14% in 1996 over $1.70 in 1995. Return on average assets ("ROA") improved 10 basis points in 1997 to 1.40% for 1997 from 1.30% for 1996. ROA was 1.24 percent for 1995. Return on average equity ("ROE") also improved to 15.91% for 1997 compared to 14.84% for 1996 and 14.61% for 1995.

A nonrecurring item in 1996 that impacted the comparison of the results of operations for 1997 versus 1996 and 1996 versus 1995 was the one-time assessment on deposits insured by the SAIF. First American's one-time SAIF assessment was $5.0 million, net of tax, or $.05 per share. Excluding the one-time SAIF assessment, net income increased 13% in 1997, and ROA and ROE were 1.33% and 15.21%, respectively, in 1996. Net income for 1995 was reduced by $7.5 million (or $.07 per share) for after-tax acquisition expenses related to the merger of Heritage Federal Bancshares, Inc. ("HERITAGE"). Excluding the SAIF assessment and the Heritage merger expenses, net income increased 15% in 1996 over 1995. Excluding these expenses, ROA and ROE were 1.30% and 15.24%, respectively, in 1995.

The components of First American's strategy for 1997 were (1) transforming from a bank to a financial services company, (2) targeting profitable customer segments with tailored client solutions, (3) continually lowering the costs of distribution, (4) aggressively and effectively managing capital and the balance sheet, and (5) building organizational competencies. The 1997 results reflect implementation of First American's well-defined strategy with growth in net interest income and noninterest income, improved operating efficiency, and effective balance sheet and capital management.

Financial highlights illustrating the successful implementation of First American's strategy include:

- Net interest income on a taxable equivalent basis increased 11% in 1997. The net interest margin improved to 4.37% in 1997 from 4.21% in 1996. Improvements in the net interest margin in the current interest rate environment reflect asset and liability management actions such as pricing and earning asset mix improvements.

- Noninterest income in 1997 increased 30% over 1996 to $395.8 million from $303.7 million. This compares to a 50% increase in noninterest income in 1996 from $203.0

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  million in 1995. Noninterest income contributed 37% to total revenue in 1997 as compared to 34% in 1996 and 27 percent in 1995. The increases in noninterest income are primarily the result of the acquisition of IFC, formerly INVEST Financial Corporation on July 1, 1996, which was accounted for as a purchase. The increases are also indicative of First American's continuing transformation from a bank holding company to a financial services company. Excluding IFC, noninterest income increased 14% in 1997.

- Noninterest expense was $669.7 million in 1997 compared to $571.7 million in 1996, an increase of 17%. The primary reason for the 17% increase was the inclusion of a full year of IFC's expenses in 1997, whereas in 1996 IFC's expenses were included for only six months. Excluding the one-time SAIF assessment and IFC, noninterest expense increased 10% in 1997 from 1996. Expenses also increased as a result of several bank acquisitions in 1996 and 1997.

- The productivity (operating efficiency) ratio related to traditional banking activities improved 83 basis points to 59.04% in 1997 from 59.87% in 1996. For purposes of calculating the productivity ratio, in 1997 a $2.4 million gain on the sale of corporate trust services, a $2.0 million gain on the sale of HONOR Technologies, Inc. stock, and nonbank subsidiaries were excluded, and in 1996 the one-time SAIF assessment and nonbank subsidiaries were excluded.

- Asset quality remained strong as evidenced by the decline in the ratio of nonperforming assets to total loans and foreclosed properties to .37% at December 31, 1997, from .43% at December 31, 1996, and .57% at December 31, 1995.

- Capital adequacy remained strong in 1997. The ratio of average equity to average assets was 8.79% in 1997 compared to 8.77% in 1996.

- In addition to the 2-for-1 common stock split, the First American Board increased the quarterly cash dividend by 29% to $.20 per share in April 1997. First American paid dividends at the rate of $0.755 per common share in 1997, up 25 percent from $0.605 in 1996. The dividend payout ratio increased to 33.86% in 1997 from 30.87 percent in 1996.

- During 1997, First American took steps to further align the goals of management with the strategic and financial goals of the Corporation. The Human Resources Committee of the First American Board approved a program under the terms of the 1991 Plan to compensate management based on the Corporation's overall achievement of its goals. Executive and senior management were given the choice of receiving part, or all, of their annual incentive compensation (ranging from 20-50 percent of total compensation) in restricted common stock, rather than cash, with the opportunity to have the portion taken in stock matched by the Corporation. First American's matching contribution will vest if the Corporation achieves performance objectives equal to the median of a defined high performing peer group (referred to internally as the "Sweet 16") by the end of the year 2000.

                      ACQUISITION AND DIVESTITURE ACTIVITY

Strategic acquisitions in new markets and acquisitions designed to enhance the Corporation's presence in existing markets have contributed to First American's growth in earnings and assets over the last three years. Acquisitions of nontraditional financial services businesses are an integral part of First American's strategy of transforming from a

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bank to a financial services company. Acquisitions of banking businesses are designed to enhance First American's branch network, to lower distribution costs, and to offer opportunities to leverage existing banking and technological capabilities.

On October 1, 1998, First American completed acquisitions of Peoples, MTB and CSB. See "INFORMATION ABOUT FIRST AMERICAN AND PIONEER -- Information About First American -- Recent Acquisitions." On May 1, 1998, First American acquired Deposit Guaranty, a financial services holding company with assets totaling approximately $7.2 billion headquartered in Jackson, Mississippi. Deposit Guaranty had 170 banking offices in Mississippi, Louisiana, Arkansas, and Tennessee operating under the DGNB name and mortgage offices in Oklahoma, Nebraska, Texas, Indiana, and Iowa. First American exchanged approximately 48.7 million shares of common stock for all of the outstanding shares of Deposit Guaranty common stock in a transaction accounted for as a pooling-of-interests. Prior to being acquired by First American, Deposit Guaranty entered into a series of mergers to enhance its presence in existing markets and to enter new markets. First American and Deposit Guaranty also acquired several nontraditional financial services companies as described below.

Effective July 1, 1996, FANB, a wholly-owned subsidiary of First American, purchased 96.2% of the stock of IFC for $26.0 million in cash. Simultaneously, IFC completed its acquisition of Investment Center Group, Inc., the parent company of Investment Centers of America, in a transaction valued at $5.0 million, making IFC the nation's largest marketer of mutual funds, annuities, and other investment products sold through financial institutions. Both transactions were accounted for as purchases. During the third quarter of 1996, FANB purchased an additional 2.1% of the stock of IFC. Effective February 1, 1997, AmeriStar Capital Markets, Inc., formerly a wholly-owned subsidiary of FANB and a broker-dealer registered with the NASD, was merged with and into IFC. As a result of the merger, FANB's equity ownership in IFC increased to 98.5%. As of the date of this Prospectus/Proxy Statement, FANB's equity ownership in IFC is 98.75%.

Effective April 1, 1996, FANB purchased 49% of the stock of SSI, a healthcare payments processing company, for $8.6 million. The transaction is being accounted for under the equity method of accounting.

On June 29, 1996, Deposit Guaranty purchased McAfee Mortgage and Investment Company, a mortgage banking operation headquartered in Lubbock, Texas in a transaction accounted for as a purchase business combination. McAfee Mortgage and Investment Company has fifteen offices located throughout Texas and originated approximately $240 million in mortgage loans in 1995. On August 8, 1995, Deposit Guaranty purchased First Mortgage Corp., a mortgage banking operation headquartered in Omaha, Nebraska. This acquisition was accounted for as a purchase business combination. First Mortgage Corp. had a $1.1 billion mortgage servicing portfolio and 6 production offices in Nebraska and Oklahoma.

For those acquisitions accounted for as a purchase business combination, the results of operations have been included in the financial statements from the date of acquisition. The pro forma effect on prior earnings of such acquisitions is not significant. Prior year financial and other information has been restated to include the pooling of Deposit Guaranty. For other pooling transactions, the results of operations have been included in the financial statements from the beginning of the year acquired, and prior year financial information has not been restated as the changes would have been immaterial.

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

From time to time, divestitures may be necessary to support First American's strategies of targeting profitable customer segments and of efficiently and effectively managing capital. On July 17, 1997, First American completed the sale of Tennessee Credit Corporation and First City Life Insurance Company, with total assets of $13.6 million, to Norwest Financial Tennessee, Inc. The transaction resulted in a net gain of $2.1 million. On December 22, 1997, First American completed the sale of its corporate trust business to the Bank of New York for a gain of $2.4 million. The sale consisted of the transfer of approximately 250 bond trustee and agency relationships representing $4 billion of assets under management. First American also recently sold the corporate trust business of DGNB.

For further information about First American's acquisition and divestiture activities, see "INFORMATION ABOUT FIRST AMERICAN AND PIONEER -- Recent Developments" and "INFORMATION ABOUT FIRST AMERICAN AND PIONEER -- Information About First American -- Recent Acquisitions."

                              EARNINGS PERFORMANCE

NET INTEREST INCOME

Net interest income on a taxable equivalent basis increased $68.7 million, or 11%, to $673.2 million during 1997 from $604.5 million in 1996. Net interest income is the difference between the income earned on earning assets and the interest paid on interest-bearing liabilities. Net interest income represented 63% of total revenues in 1997 versus 66% in 1996 and 73% in 1995. The decline in the ratio of net interest income to total revenues is reflective of management's focus on increasing fee income in conjunction with First American's transformation to a financial services company.

Both net interest income and the net interest margin, which is net interest income expressed as a percentage of average earning assets, are affected by the volume and mix of earning assets and interest-bearing liabilities and the corresponding yields and costs. Product pricing, the volume of noninterest-bearing sources of funds, interest rate contracts, securitizations and sales of loans, and asset quality also affect net interest income and the net interest margin. The discussion of net interest income should be read with reference to Table 1 and Table 2. In this discussion, interest income has been adjusted to a fully taxable equivalent basis which means that any tax-exempt income has been increased to a level that would yield the same after-tax income had that income been subject to taxation.

As net interest income increased, the net interest margin improved by 16 basis points to 4.37% in 1997 from 4.21% in 1996. The net interest margin improvement in 1997 over 1996 was primarily due to a better earning asset mix, pricing actions on loans and deposits, and a decrease in hedging expense. The $68.7 million increase in net interest income during 1997 resulted primarily from an increase in the volume of earning assets over interest-bearing liabilities and an improvement in the net interest spread (the difference between the yield on earning assets and the rate paid on interest-bearing liabilities). Of the $68.7 million increase in net interest income, $42.2 million was attributable to volume changes and $26.5 million was attributable to the effect of an improved spread. During 1997, average earning assets increased $1.0 billion to $15.4 billion, or 7%, from $14.4 billion in 1996. The increase in average earning assets was essentially due to increases in loans ($934 million) and investment securities ($295.6 million) offset by decreases in federal funds sold and securities purchased under agreements to resell ($220.5 million). Interest-bearing liabilities averaged $12.8 billion, an increase of $869.4 million, or 7%, from $11.9 billion in 1996. Approximately 44% of the increase in interest-bearing liabilities was

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in money market and NOW deposit accounts, 31% was in time deposit accounts and
25% was from other short-term nondeposit sources.

The net interest spread improved 19 basis points during 1997 to 3.62% from 3.43% in 1996 as average yields on earning assets increased while the average rates paid on interest-bearing liabilities decreased. The average yield on earning assets increased 11 basis points to 8.07% in 1997 from 7.96% in 1996. In general, the 11 basis point increase in the yield on earning assets reflected a slightly higher overall interest rate environment in 1997 over 1996. For example, the average prime rate for 1997 was 8.44% compared to 8.27% for 1996. Also, 1-year and 5-year treasury securities yielded 5.63% and 6.22% on average, respectively, during 1997 versus 5.52% and 6.18% on average, respectively, during 1996. Also, the yield on earning assets benefited from a tightening of First American's liquidity position. During 1997, the average balance of lower yielding federal funds sold and securities purchased under agreements to resell was less than 1% of total earning assets compared to over 2% for 1996. The average yield on investment securities increased 19 basis points during 1997 as the result of a realignment of the portfolio. Factors contributing to the increase in the average yield on loans in 1997 over 1996 were increased yields on consumer loans, the sale of approximately $123.7 million of lower yielding consumer mortgages, and an increase in the contribution to interest income from derivatives that hedged loan yields. The average rate paid on interest-bearing liabilities decreased 8 basis points to 4.45% in 1997 from 4.53% in 1996. Factors contributing to the 8 basis point decrease were deposit pricing actions and a decrease in the expense involved in hedging the rates paid on these liabilities.

Taxable equivalent net interest income increased $56.1 million, or 10%, in 1996 from $548.4 million in 1995. The increase in net interest income during 1996 resulted primarily from an increased volume of earning assets (mainly loans) with average earning assets increasing $232.2 million more than average interest-bearing liabilities. The 6 basis point decline in the net interest spread in 1996 from 3.49% in 1995 resulted from the average yield on earning assets decreasing 4 basis points and the average rate paid on interest-bearing liabilities increasing 2 basis points. As the volume of interest-bearing liabilities increased in 1996, the mix of interest-bearing liabilities consisted of a larger percentage of higher-costing balances which caused an increase in both the rate paid on interest-bearing liabilities and interest expense. The 6 basis point decrease in the net interest margin from 1995 to 1996 reflected competitive pricing pressures, balance sheet mix changes, and the overall average interest rate environment.

Management currently anticipates that net interest income will increase in 1998 due to expected growth in earning assets and that the net interest margin could decline due to lower levels of interest rates and a flatter yield curve resulting in lower reinvestment rates and a higher level of prepayments on same asset classes.

NONINTEREST INCOME

Noninterest income represented 37% of total revenues during 1997 compared with 34% in 1996 and 27% in 1995. Noninterest income increased $92.0 million, or 30%, to $395.8 million in 1997 from $303.7 million in 1996. Noninterest income for 1997 included a full year of IFC's noninterest income, whereas 1996 included IFC's income from its date of acquisition of July 1, 1996. During 1997, income from nontraditional banking services continued to grow for First American as evidenced by the increase in investment services income, which comprised 31% of total noninterest income in 1997 compared with 22 percent in 1996. Investment services income increased $55.0 million, or 81%, in 1997 to

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$123.4 million from $68.4 million in 1996. IFC contributed to substantially all of the increase in investment services income. Excluding IFC, total noninterest income increased $36.5 million, or 14%. First American is ranked as a leader in sales of investment products. According to the Bank Securities Journal (Nov.
1997), First American ranked tenth in the U.S. in terms of total investment products sold (bank only), during the first quarter of 1997. When investment assets sold are compared to the deposit base, First American ranked second in the U.S. This ranking reflects the IFC acquisition, as well as the emphasis placed on the continued development of First American's investment management services.

In addition to investment services income, several other categories which contributed significantly to the improvement in noninterest income in 1997 over 1996 included service charges on deposit accounts, commissions and fees on fiduciary activities, and other income. Service charges on deposit accounts increased $20.2 million, which is attributable to fee increases and product changes in conjunction with the utilization of a customer information system called VISION. VISION captures product utilization, transaction behavior, profitability, and buying preferences for each customer. Commissions and fees on fiduciary activities increased $4.5 million principally as a result of an increase in the value of assets managed due to favorable market conditions and increased trust activity from improved marketing efforts.

Other income increased $13.8 million in 1997. As First American took steps to target profitable customer segments during 1997, decisions were made to sell First American's corporate trust business and Tennessee Credit Corporation, a consumer finance subsidiary acquired with the purchase of First City Bancorp, Inc. The gains included in other noninterest income related to these sales amounted to $2.4 million and $2.1 million, respectively.

Also included in the $13.8 million increase in other income was a $2.5 million increase in ATM surcharge and network transaction fees resulting from non-First American customer's use of ATMs and from the introduction of new ATM services such as stamps and mini-statements. Additionally, approximately $2.0 million was recognized as a gain on the sale of First American's equity ownership in HONOR Technologies, Inc., a bank-card network company. Other income included a $1.3 million increase in open-end, non-loan fees due to interchange fees generated by the "Check Card" product and a $1.0 million increase in income from related bank fees such as factoring commissions, agency fees, and fees from outgoing wire transfers.

Noninterest income increased $100.7 million, or 50%, in 1996 over 1995. IFC contributed $49.6 million to noninterest income primarily as investment services income. Excluding the effects of IFC from its effective date of acquisition, July 1, 1996, through December 31, 1996, noninterest income in 1996 was $254.1 million, a $51.1 million, or 25%, increase from 1995. Investment services income contributed 52% of the growth in noninterest income between 1996 and 1995. Other increases in noninterest income were primarily the result of First American's diverse income and fee generating activities, including service charges on deposit accounts, income and fees related to selling and servicing mortgage loans, "Check Card" interchange fees, and ATM surcharges and network transaction fees.

Management expects noninterest income to increase in 1998 as the result of initiatives in generating fee growth through the integration and expansion of banking, investing, and financial planning services offered to clients and through the continued utilization of technological enhancements such as the VISION customer information system.

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NONINTEREST EXPENSE

During 1997 First American continued efforts to control costs without sacrificing service to clients. Steps taken during 1997 to control costs included the implementation of lower-priced yet more convenient, distribution alternatives such as expanded telephone banking, additional ATMs (the number of ATMs increased by 200 to 638 at December 31, 1997, or 46%), and PC banking. Other steps taken during 1997 to increase efficiency included the development of a new financial system to streamline financial procedures, review of pay administration to ensure that jobs are designed to support the transformation to a financial services company, revision of incentive plans, reconfiguration of branches, and initiation of the replacement of the proof operation with a new imaging system. A key measure of a bank holding company's efficiency is the productivity ratio (also known as the operating efficiency ratio) which is the ratio of operating expenses to taxable equivalent net interest income plus noninterest income. Excluding nonbank subsidiaries, $4.4 million of nonrecurring gains pertaining to the sale of corporate trust assets and First American's investment in HONOR Technologies, Inc., in 1997, and the $8.1 million one-time SAIF assessment in 1996, First American's productivity ratio improved 83 basis points during 1997 to 59.04% from 59.87% in 1996. The improvement in the productivity ratio from 1996 to 1997 means that the Corporation spent $0.83 less in 1997 compared to 1996 to earn $100 of revenues. The ratio was 60.67% in 1995 excluding the impact of $7.3 million of Heritage merger-related expenses.

Total noninterest expense was $669.7 million in 1997 compared to $571.7 million in 1996. One significant reason for the $98 million, or 17%, increase in noninterest expense in 1997 over 1996 was that in 1997 a full year of IFC's expenses were included, whereas in 1996 IFC's expenses for six months from its date of acquisition of July 1, 1996 were included. Of the $98 million increase in noninterest expense, $52.4 million was attributed to IFC. Increases in subscribers' commissions of $35.8 million, increases in salaries and employee benefits of $7.6 million, and increases in general and administrative expenses of $7.4 million comprised the major portion of the increase in noninterest expense attributable to IFC. Excluding IFC, noninterest expenses increased $45.6 million, or 9%. Excluding IFC and the one-time SAIF assessment, noninterest expense increased $53.8 million, or 10%. This increase is primarily attributable to the effects of the bank acquisitions made in 1997 and 1996.

Significant changes from 1996 to 1997 in noninterest expense categories, inclusive of IFC and the bank acquisitions are outlined as follows:

- Salaries and benefits, the largest component of noninterest expense, increased $32.8 million, or 11%, in 1997 primarily due to merit increases, incentive programs, related payroll taxes and the increased cost of medical benefits.

- Equipment expenses increased $7.7 million, or 22%, in 1997. During 1997 First American improved operations and banking facilities to better serve customers in a more cost effective manner. Specifically, depreciation expense increased due to additions and renovations at various branches, the addition of new image scanning equipment, and enhancements and housing for ATMs. A greater usage of computer maintenance contracts also contributed to the increase in equipment expenses.

- Communication expenses increased $5.0 million, or 24%, in 1997 due to higher expenditures for telecommunications.

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- Net occupancy expense was up $6.2 million, or 15%, in 1997 primarily as the result of increased depreciation, rentals and maintenance for branch banking facilities acquired through acquisitions and depreciation attributed to remodeling of other banking facilities.

- The $8.7 million decrease in FDIC insurance expense in 1997 was primarily related to the $8.1 million one-time assessment on SAIF deposits held as of March 31, 1995, which was accrued in the third quarter of 1996.

During 1996 noninterest expense increased $107.8 million, or 23%, to $571.7 million from $463.9 million for 1995. IFC expenses, which consisted primarily of subscribers' commissions, were $48.8 million from its date of acquisition through December 31, 1996. Excluding the acquisition of IFC, noninterest expense was $522.9 million, a $59.0 million, or 13%, increase from 1995. In addition to the acquisition of IFC, a significant portion of the increase in 1996 over 1995 was due to increased costs of salaries and employee benefits; net occupancy expense; intangibles amortization associated with the bank acquisitions made during 1996 and 1995; and the one-time $8.1 million SAIF assessment. Excluding the one-time SAIF assessment and the effects of the 1995 and 1996 acquisitions, noninterest expense increased $15.8 million, or 3%.

Management intends to continue to emphasize cost control while developing the capacity to absorb future growth in connection with the Deposit Guaranty merger and the Corporation's transformation to a financial services company. Management's long-term objective is to improve the productivity ratio to less than or equal to 50% by the year 2000. It is anticipated that the Deposit Guaranty merger and the resulting cost synergies will assist in improving the productivity ratio.

The term "Year 2000 issue" refers to the necessity of converting computer information systems so that such systems recognize more than two digits to identify a year in any given date field, and are thereby able to differentiate between years in the twentieth and twenty-first centuries ending with the same two digits (e.g. 1900 and 2000). This issue affects not only First American, but virtually all companies, organizations and governments worldwide that use computer information systems. To address the Year 2000 issue, First American has adopted a broad-based approach designed to encompass First American's total systems and nonsystems environments, including Deposit Guaranty. This approach includes the development of a conversion time line, costs budget, resource allocation, and independent verification of each system's capacity to properly recognize dates following such conversion. First American has formed an enterprise-wide steering committee and implementation team to oversee and complete the conversion project.

A principal Year 2000 issue for First American relates to its mainframe computer operating system software and application software. The operating system software is subject to a data processing outsourcing agreement with IBM Global Services ("IBM"). First American management believes that IBM is well into the process of modifying this operating system code. In addition, First American contracted with PLATINUM technology, inc., a leading software technology company, to assist First American in its Year 2000 efforts by converting First American's proprietary code to Year 2000 compliance, and this work was substantially complete as of December 31, 1997. First American is also actively working with its other third party software vendors to ensure Year 2000 readiness. An inventory of software applications at First American has been conducted and third party vendors have been contacted regarding the status of the Year 2000 compliance of their products. First American plans to conduct extensive testing of application systems used in its operations, including both internally-developed and third-party-vendor application systems, beginning in early 1998. With respect to credit decisions,

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First American is taking steps to insure that Year 2000 compliance is taken into account in its loan underwriting procedures. Year 2000 issues related to physical facilities and other electronic interactions are also being addressed.

First American expects to be substantially Year 2000 compliant with respect to its critical systems by the end of 1998. Management anticipates that internally-developed and third-party provided applications will be tested for compliance in 1998 and 1999. The costs of First American's overall Year 2000 initiative have not yet been finally determined, but are not expected to exceed $5 million in the aggregate.

INCOME TAXES

Income tax expense in 1997 was $137.9 million, which resulted in an effective tax rate of 36.7% of pretax income versus $114.8 million, or 35.9% of pretax income, for 1996. The higher effective tax rate for 1997 was primarily attributable to an increase in nondeductible goodwill expense. Income tax expense in 1995 was $100.2 million, or 36.3%, of pretax income. The decrease in the tax rate for 1996 versus 1995 was attributable in part to a more favorable overall effective state income tax rate. First American expects the effective tax rate to decrease in 1998 due to the realignment of certain corporate entities. For additional information on income taxes of the Corporation, see
Note 11 to the consolidated financial statements.

                              BALANCE SHEET REVIEW

LOANS

Loans comprise the largest component of First American's earning assets and continue to be the highest yielding category of earning assets. Loans provided 77% of interest income during 1997 and 1996. During 1997 average loans increased $934.0 million, or 9%, to $11.21 billion from $10.28 billion. Excluding the effects of the acquisitions during 1997, the purchase of $200.0 million of installment loans, and $123.7 million of mortgage loan sales (other than through mortgage banking operations), 1997 average loans increased $555.4 million, or 5%. The 5% loan growth in 1997 was attributable to (1) positive economic conditions in primary markets, (2) organized sales efforts in conjunction with effective administrative support and responsive credit decisions, and (3) marketing programs. Management anticipates loan growth in the next year will be between 5% to 10%.

Table 10 presents end of period loan balances by category for the past five years. Table 5 presents the maturities of loans, exclusive of consumer loans, outstanding at December 31, 1997.

COMMERCIAL LOANS

Commercial loans averaged $4.34 billion during 1997, up $420.3 million, or 11%, from $3.92 billion in 1996 and accounted for 45% of loan growth in 1997. During 1997 and 1996, commercial loans comprised 39% and 38% of average total loans, respectively. The increase in commercial loans occurred over a broad range of industry categories, including the healthcare, hotels/amusement/recreation, and printing/publishing segments, and was attributable to a continued focus on increasing First American's specialization in these categories. First American also experienced strong growth in loans generated through those business lending units which target companies with revenues up to $2 million. During

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1997, First American continued to maintain a leadership position in the state of
Tennessee in small business (revenues under $10 million) and middle market lending (revenues of $10 million to $100 million).

First American is monitoring the present turbulence in the Asian economy, limiting direct exposure and continually evaluating indirect exposure. Substantially all exposure to Asian-related companies was in the form of credit facilities extended to United States-based affiliates of Asian companies. First American's exposure to such companies at December 31, 1997 was $59.1 million, while funded loans amounted to $11.7 million.

To facilitate the foreign trade needs of our customers, First American maintains relationships with a number of foreign banks. Total approved exposure to Asian banks amounted to $11.9 million which is comprised of various commitments. As of December 31, 1997, $2.0 million was funded under these limits.

CONSUMER LOANS

The consumer loan portfolio increased $330.6 million, or 7%, to average $5.16 billion during 1997 from $4.83 billion during 1996. Total consumer loans averaged 46% of the loan portfolio in 1997 and 47% in 1996. Consumer loans consist of mortgage loans, installment loans, open-end loans, and single payment loans.

Average installment loans increased primarily due to the purchase of $200 million loans, with recourse, from a wholly-owned corporate agency and instrumentality of the U.S. Government on June 30, 1997. First American also secured the right to finance new loans with this federally sponsored enterprise, whereby First American assumes underwriting, funding, and administrative responsibilities.

The largest category of consumer loans, amortizing mortgages, increased on average $90.7 million to $2.75 billion during 1997, from $2.66 billion in 1996. Consumer amortizing mortgages comprised 25% of First American's average net loans during 1997 compared to 26% in 1996. Considering the effect of $123.7 million mortgage loans that were sold during 1997, average consumer amortizing mortgages increased $159.0 million, or 6%.

Average open-end loans consists primarily of credit card loans and home equity lines of credit. Average credit card loans increased $42.9 million in 1997 due to continued growth from the reintroduction of credit card loans in 1995. Average home equity lines of credit increased in 1997 as the result of activation of existing lines of credit and a number of targeted sales initiatives to acquire new lines of credit.

COMMERCIAL REAL ESTATE LOANS

Commercial real estate loans, which include real estate construction and real estate commercial mortgages, increased $182.9 million, or 12%, to average $1.71 billion during 1997 compared with $1.52 billion during 1996. Average total commercial real estate loans were 15% of total loans during 1997 and 1996. There have been and continue to be, selective opportunities for commercial real estate lending in First American's markets; the Corporation's goal is to provide construction, acquisition/development and intermediate term financing for clients in First American's markets.

INVESTMENT SECURITIES

The investment securities portfolio is the second largest component of First American's earning assets and interest earned on investment securities was 22% of total taxable equivalent interest income in 1997 and in 1996. Total investment securities were $4.1

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billion at December 31, 1997 and 1996, and comprised 26% and 27% of total earning assets at year-end 1997 and 1996, respectively. As an integral component of asset/liability strategy, First American manages the investment securities portfolio to maintain liquidity, balance interest rate risk, and augment interest income. The portfolio is also used to meet pledging requirements for deposits and borrowings. Additional information on investment securities is provided under the captions "Net Interest Income" and "Liquidity."

Securities in the investment portfolio are classified as either available for sale ("AFS") or held to maturity ("HTM"). AFS securities averaged $3.13 billion in 1997 compared with $2.68 billion in 1996. During 1997 the AFS portfolio was realigned by increasing the amount of fixed rate securities held and reducing the amount of floating rate securities held. HTM securities averaged $872.6 million during 1997 compared with $1.03 billion in 1996.

The average estimated maturity of the total securities portfolio was 3.4 years at December 31, 1997 (3.6 years for AFS securities and 2.7 years for HTM securities) compared with 4.1 years at year-end 1996 (4.7 years for AFS securities and 2.3 years for HTM securities). The expected maturity for nonamortizing securities is the stated maturity and the expected maturity for mortgage-backed securities is based on current estimates of average maturities including prepayment assumptions. The average repricing life of the securities portfolio was 3.0 years at December 31, 1997 (3.2 years for AFS securities and 1.8 years for HTM securities). The average yield of the securities portfolio was 6.94% in 1997 compared to 6.80% in 1996. Table 4 presents additional detail on estimated average maturities, average repricings, and weighted-average yields.

Mortgage-backed securities comprised 75% of total investment securities at December 31, 1997, compared to 67% at December 31, 1996. Mortgage-backed security holdings on December 31, 1997, included $46.6 million floating rate mortgage-backed securities (of which $42.1 million were classified as AFS and $4.5 million were classified as HTM). All mortgage-backed securities classified as U.S. Government agencies and corporations were issued or guaranteed by the Federal National Mortgage Association ("FANNIE MAE"), the Federal Home Loan Mortgage Corporation ("FREDDIE MAC"), or the Government National Mortgage Association ("GINNIE MAE"). Other mortgage-backed securities of 1.1 billion consisted of AAA-rated collateralized mortgage obligations ("CMO'S"), which were purchased because of their high credit quality and relatively certain average lives. At year-end 1997, over 99.9% of First American's debt securities were investment grade with the remaining .1% unrated. Of the securities which are rated, none are below investment grade (BBB).

DEPOSITS AND OTHER SOURCES OF FUNDS

Core deposits, which consist of total deposits less certificates of deposit ("CD'S") $100,000 and over and foreign deposits, continue to be First American's primary source of funding for supporting earning asset growth. In addition, core deposits provide a customer base for cross selling other products and services offered by First American. Average core deposits were 76% of average earning assets in 1997 compared to 77% in 1996. The mix of average core deposits remained fairly constant between 1997 and 1996 with money market accounts, CD's under $100,000, and noninterest-bearing demand deposits continuing to comprise the majority of core deposits in both 1997 and 1996.

Average core deposits increased $715.3 million, or 6%, to $11.7 billion in 1997. Increases in core deposits are attributable, primarily to the effect of acquisitions and to the continued popularity of the First American Investment Reserve ("FAIR") account. Of the $715.3

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million increase in average core deposits, over 60% related to the effect of the acquisitions made during 1997 and 1996. The FAIR account, a money market deposit account combining many features common among money market funds, accounted for another $194.4 million of the increase. On December 31, 1997, FAIR account balances outstanding were $2.45 billion and the stated interest rate paid was 4.25% compared to $2.25 billion and 4.30%, respectively, at December 31, 1996.

Other core deposit accounts that had increases in the average balances during 1997 included NOW accounts ($190.9 million increase), noninterest bearing demand deposits ($326.7 million increase), and CD's under $100,000 ($110.0 million increase) which were offset by a slight decrease in the average balance of regular savings ($24.2 million decrease). First American is taking steps to strengthen customer relationships in order to maintain its core deposit funding base. Steps towards this objective include the implementation of an extensive Distribution Management System ("DMS") and the Select Rewards program. The DMS allows First American to reconfigure its distribution system based on client preference to specifically tailor distribution channels market by market and to provide the best mix of branches, mini branches, ATMs, telephone, and PC banking in each individual market. For example, First American has entered into contracts to sell three branches in Virginia as part of the reconfiguration process; these sales are expected to close in the second quarter of 1998. The Select Rewards program is a relationship-oriented program which is similar to the airline industry's frequent flyer program and rewards customers for banking with First American with points based on the number, size, and longevity of accounts.

In addition to core deposits, other sources of funding utilized by First American include CD's $100,000 and over, foreign deposits, short-term borrowings, and long-term debt. Total short-term borrowings include overnight federal funds purchased primarily from correspondent banks, securities sold under agreements to repurchase, and other short-term borrowings, principally funds due to the U.S. Treasury Department tax and loan accounts and the Federal Home Loan Bank ("FHLB"). Total CD's $100,000 and over, foreign deposits, and short-term borrowings averaged $3.07 billion for 1997, up 14%, or $369.3 million from the previous year. The increase in average CD's $100,000 and over, foreign deposits, and short-term borrowings during 1997 is primarily attributable to increases in CD's $100,000 and over ($151.8 million), Federal funds purchased and repurchase agreements ($73.0 million), and other short-term borrowings ($145.1 million). The increase in the period end balance of other short-term borrowings to $354.7 million at December 31, 1997, from $225.1 million at December 31, 1996, was essentially due to a reclassification from long- to short-term of $108.5 million variable rate and $14.5 million fixed rate advances from the FHLB. Table 8 details maturities of CD's $100,000 and over at December 31, 1997 and 1996.

Long-term debt, which consists primarily of borrowings from the FHLB, increased $165.7 million to $596.2 million at December 31, 1997, from $430.6 million at December 31, 1996. Most of the increase was due to the addition of $285.0 million variable rate borrowings from the FHLB offset by $123.0 million of FHLB borrowings that were reclassified from long-term to short-term as discussed in the preceding paragraph. At December 31, 1997, First American's variable rate long-term borrowings totaled $385.0 million with a weighted-average interest rate of 5.86%, and total fixed rate long-term borrowings were $211.2 million with a weighted-average interest rate of 6.94%.

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                    CREDIT RISK MANAGEMENT AND ASSET QUALITY

First American seeks to exercise prudent credit risk management in lending, including diversification of the loan portfolio by loan category and by industry segment, as well as by identification of credit risks. Accordingly, First American places importance on industry specialization and relationship management so that relationship managers (loan officers) are better able to understand the complexities of an industry's characteristics. Specialization by relationship managers permits First American to provide expertise in structuring the original credit facility and to provide continuous risk evaluation.

First American's loans are predominantly to borrowers from its primary market territory, an area in which First American's relationship managers are knowledgeable. First American's primary market territory includes Tennessee, Mississippi, Louisiana and selected markets in Virginia, Kentucky, Arkansas and other adjacent states. Based on Standard Industrial Classification codes, there were no industry concentrations within the commercial loan category in excess of 10% of total loans at December 31, 1997, or at December 31, 1996. First American's ten largest outstanding loan relationships at December 31, 1997, amounted to $265.5 million, or 2.3% of total loans, compared to $215.5 million, or 2.0% of total loans, at year-end 1996. At December 31, 1997, the largest loan relationship had $46.9 million outstanding. In 1997, FANB's regulatory legal lending limit would have been $238.5 million based on capital as restated to reflect the impact of the acquisition of Deposit Guaranty.

NONPERFORMING ASSETS

First American carefully monitors loans for possible credit problems through relationship managers and a staff of seasoned credit officers. The Credit Policy Committee and an Independent Loan Review Division assist in the monitoring of loans for possible credit problems. The Credit Policy Committee gives broad direction to the lending activities of the Corporation by reviewing and recommending matters relating to corporate lending policy, loan allocations, concentrations, and underwriting criteria. The Independent Loan Review Division of the Corporation performs periodic independent reviews of identified problem loans and the general overall quality of the loan portfolios in light of economic and market conditions and conducts annual examinations of the loan portfolios to verify the monitoring process. Problem loans are assigned to specialized areas for resolution.

Nonperforming assets include nonaccrual and restructured loans and foreclosed properties. The ratio of nonperforming assets to total loans and foreclosed properties was .37% at December 31, 1997, down 6 basis points from .43% at December 31, 1996. Nonperforming assets totaled $43.3 million at December 31, 1997, and consisted of $36.3 million of nonaccrual loans and $7.0 million of foreclosed properties. This compared to $45.2 million of nonperforming assets at December 31, 1996, which was comprised of $32.7 million of nonaccrual loans, $11.8 million of foreclosed properties and less than $1 million in restructured loans. There were no restructured loans during 1997. Table 7 summarizes changes in nonperforming assets for each of the past five years and presents the composition of the nonperforming assets balance at the end of each year.

Loans 90 days or more past due, excluding nonaccrual loans, were .23% of total loans at December 31, 1997, versus .20% of total loans at December 31, 1996. The increase in total past due loans was primarily attributable to increases in the loan categories of consumer-other and commercial loans across several industry types.

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First American had $61.9 million of outstanding loans at December 31, 1997, versus $52.1 million at December 31, 1996, which were not considered nonperforming, but whose borrowers, in management's opinion, are experiencing financial difficulties severe enough that serious doubt exists as to their continued ability to comply fully with present repayment terms. Depending on the economy and other factors, these loans and others, which may not be presently identified, could become nonperforming assets in the future.

ALLOWANCE AND PROVISION FOR LOAN LOSSES

In the normal course of business First American must manage the risk that borrowers may default on their obligations to the Corporation. The allowance for loan losses (the "allowance") is a reserve established and maintained to protect the Corporation against estimated losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses (which is an expense on the income statement) and through recoveries of previously written-off loans and is decreased by charged-off loans. Management reviews the allowance at least quarterly to ensure the level is adequate to absorb estimated losses.

The allowance consists of two portions: an allocated portion and an unallocated portion. The allocated portion is established separately by risk group as follows: commercial and commercial real estate loans, consumer loans, and off-balance-sheet commitments (unfunded loan commitments and standby letters of credit). The processes applied to each group are similar but have been tailored as appropriate for the nature of risk in each group. The assessment of the allocated portion of the allowance is based on a detailed statistical analysis of historical loan balances, net charge-offs, and off-balance-sheet loan and letter of credit commitments. Specific reserves are allocated to individual loans as considered necessary based upon periodic reviews of significant lending relationships.

The unallocated portion of the allowance is for inherent losses which probably exist as of the valuation date even though they may have not have been identified by the more objective processes used for the allocated portion of the allowance. This is due to the risk of error and/or inherent imprecision in the process. This portion of the allowance is particularly subjective and requires judgments based upon qualitative factors which do not lend themselves to exact mathematical calculations. Some of the factors considered are changes in credit concentrations, loan mix, historical loss experience, and the general economic environment in First American's markets.

While the total allowance is described as consisting of an allocated and an unallocated portion, these terms are primarily used to describe a process. Both portions are available to support inherent losses in the loan portfolio. An analysis of the changes in the allowance for loan losses for the past five years, including the provision and charge-offs and recoveries by loan category, is presented in Table 6. The table also contains the year-end allocation of the allowance for loan losses among the various loan portfolios and the unallocated portion of the allowance for each of the past five years.

At December 31, 1997, the allowance for loan losses was $180.0 million, or 1.55% of net loans, versus $185.5 million, or 1.74% of net loans, at December 31, 1996. The allowance for loan losses was $191.1 million, or 1.91% of net loans, at December 31, 1995. The changes in the allowance during 1997 from year-end 1996 were primarily due to a $12.5 million provision for loan losses and $25.9 million of net loan charge-offs. Activity in the allowance for loan losses during 1997 also included a $8.2 million increase due to the acquisitions made during 1997, offset slightly by a $.2 million decrease due to the sale of Tennessee Credit Corporation. The allowance as a percentage of nonperforming loans increased to 496% at December 31, 1997, compared to 555% at December 31, 1996, and

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465% at December 31, 1995. First American's coverage ratio is one of the highest in the industry.

Net loan charge-offs were $25.9 million, or .23% of average loans, in 1997; $15.2 million, or .15% of average loans, in 1996; and $7.7 million, or .09% of average loans, in 1995. The low level of net loan charge-offs is indicative of First American's loan quality and credit administration standards and the generally good economic environment existing in the Corporation's primary market territory. Total gross loan charge-offs were $54.3 million in 1997, $45.7 million in 1996 and $31.1 million in 1995. Total recoveries were $28.4 million in 1997, $30.5 million in 1996, and $23.4 million in 1995.

The $10.7 million increase in net loan charge-offs in 1997 over 1996 was primarily due to an increase in commercial loan net charge-offs, which were $12.6 million in 1997 compared to net recoveries of $2.6 million in 1996. The ratio of commercial loan net charge-offs to average commercial loans increased 36 basis points to .29% from (.07)% in 1996. (A negative percentage of net charge-offs indicates that recoveries exceeded net charge-offs.)

Of the major loan categories, consumer-other loans had the highest level of net charge-offs in 1997, 1996, and 1995, but experienced a $2.5 million decrease in net loan charge-offs between December 31, 1997, and December 31, 1996. Consumer-other loan net charge-offs were $15.0 million and $17.6 million, or
 .62% and .81% of average consumer-other loans, in 1997 and 1996, respectively. Consumer-other loan net charge-offs were $11.1 million, or .59% of average consumer-other loans, in 1995. Increases in credit card loan and other open-end loan net charge-offs were offset by decreases in direct and indirect loan net charge-offs from year-end 1996 to year-end 1997. First American generally charges off consumer loans on which principal or interest is past due more than 120 days. Management expects that consumer-other loan net charge-offs in 1998 will be slightly higher than in 1997.

Future provisions for loan losses depend on such factors as asset quality, net loan charge-offs, loan growth, and other criteria as discussed above. The appropriate level of the allowance for loan losses and the corresponding provision will continue to be determined quarterly based on the allowance assessment methodology. Under its current methodology, management anticipates that there will be a provision for loan losses in 1998; however, the specific amount cannot be determined at this time. Changes in circumstances affecting the various factors of the Corporation's methodology could determine whether a provision is warranted in 1998 and, if so, the amount.

                           ASSET/LIABILITY MANAGEMENT

INTEREST RATE SENSITIVITY

The focus of Asset/Liability Management is to maximize net interest income within prudent constraints. Net interest income is managed within a framework of guidelines approved by the Board of Directors and administered by the Asset/Liability Committee ("ALCO"). ALCO is comprised of Senior Executives at First American.

The Corporation's guideline for earnings variance is that net income will not vary by more than 5% for a 150 basis point change in rates from management's most likely interest rate forecast over the next twelve months. During 1997, the Corporation maintained a variance within these guidelines. Factors affecting interest rate sensitivity are reviewed and updated

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at least monthly. Periodically, earnings and interest rate risks are projected for longer periods.

ALCO evaluates interest rate risk by assessing the Corporation's current interest sensitivity position and estimating possible earnings and economic value of equity at risk. Table 3 provides the Corporation's interest rate sensitivity position.

First American had a net liability sensitive position for a cumulative one-year period of 18.2% at December 31, 1997, which is within management's objective of a cumulative net liability sensitivity of 4% to 24%. In other words, the amount of net liabilities that reprice more quickly than assets, adjusted for the effects of off-balance-sheet activities, is $2,913.6 million, or 18.2% of all earning assets. This compares to a cumulative net liability sensitivity of 21.5% at December 31, 1996. A cumulative net liability sensitivity indicates that First American's net interest income has a tendency to increase if interest rates decline. An interest rate gap sensitivity analysis is limited in its usefulness since the interest rate gap position presents a snapshot of interest sensitivity for one point in time (interest gap sensitivity can change on a daily basis), whereas management will make pricing decisions whenever such actions are deemed necessary. First American classifies NOW, money market, and regular savings accounts, totaling $5.6 billion at December 31, 1997, as immediately rate sensitive. If NOW and regular savings were not classified as immediately rate sensitive, then the one-year cumulative gap would be a liability sensitive position of $174.5 million, or 1.1%, of earning assets at December 31, 1997.

Management believes that interest rate sensitivity is best measured by its simulation modeling. Forecasted levels of earning assets, interest-bearing liabilities, and off-balance-sheet financial instruments are combined with ALCO's forecasts of alternative interest rates for the next twelve months and with other factors in order to produce various earnings simulations. By forecasting earnings under multiple interest rate scenarios, ALCO can assess the extent of its earnings at risk.

The economic value of equity calculation is a present value computation of all future cash flows for assets, liabilities, and off-balance-sheet items based on the current yield of each of these instruments. In this computation, First American assumes a discount rate that is equal to current market rates of balance sheet categories being simulated. The present values of assets less liabilities, adjusted for the present values of off-balance-sheet items, establish a base case economic value of equity. The impact to the base case economic value arising from instantaneous changes in interest rates by equal amounts to all categories provides a measure of the economic value of equity at risk. The Corporation's guideline states that for an instantaneous change in interest rates of 150 basis points, the economic value of equity will not change by more than 20%. During 1997, the Corporation maintained a variance which was well within this guideline.

The Corporation's most likely interest rate scenario at December 31, 1997, was based on no change in the federal funds or prime rates through 1998.

DERIVATIVES

First American has utilized off-balance-sheet derivative products for a number of years in managing its interest rate sensitivity. Generally, a derivative transaction is a payments exchange agreement whose value derives from an underlying asset or underlying reference rate or index. The use of noncomplex, non-leveraged derivative products has reduced the Corporation's exposure to changes in the interest rate environment. By using derivatives, such as interest rate swaps, interest rate caps and floors and occasionally futures contracts,

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to alter the nature of (hedge) specific assets or liabilities on the balance sheet (for example, to change a variable rate obligation to a fixed rate obligation), the derivative products offset fluctuations in net interest income from the otherwise unhedged position. In other words, if net interest income from the otherwise unhedged position changes (increases or decreases) by a given amount, the derivative product should produce close to the opposite result, making the combined amount (otherwise unhedged position impact plus the derivative product position impact) essentially unchanged. Derivative products have enabled First American to improve its balance between interest-sensitive assets and interest-sensitive liabilities by managing its interest rate sensitivity while continuing to meet the credit and deposit needs of customers.

In aggregate, many of First American's securities and loans with fixed rates may be funded with variable rate money market deposits. Consequently, net interest income can be negatively affected if short-term interest rates rise. To reduce this exposure, the Corporation has entered into interest rate swaps on which the Corporation pays a fixed rate and receives a variable rate tied to three-month LIBOR. Thus, these swaps act to "fix" the rates paid on a portion of the money market account balances for the period of time covered by the swaps, which in turn reduces the potential negative impact on net interest income of rising interest rates. Note 14 to the consolidated financial statements presents the derivative financial instruments outstanding at December 31, 1997 and 1996.

Notional amounts are key elements of derivative financial instruments agreements. However, notional amounts do not represent the amounts exchanged by the parties to derivatives and do not measure First American's exposure to credit or market risks. The amounts of payments exchanged are based on the notional amounts and the other terms of the underlying derivative agreements. At December 31, 1997, First American had interest rate swaps with notional values totaling $2.43 billion and interest rate floors with notional values totaling $300 million. At December 31, 1997, these derivatives had net positive fair values (unrealized net pretax gains) of $12.0 million. At December 31, 1996, the Corporation had interest rate swaps, floors and caps with notional values totaling $1.12 billion, $300 million and $100 million, respectively, for a total of $7.7 million net positive fair values (unrealized net pretax gains). For estimated fair value information related to all financial instruments, see Note 14 to the consolidated financial statements.

As First American's individual derivative contracts approach maturity, they may be terminated and replaced with derivatives with longer maturities which offer more interest rate risk protection. Note 14 to the consolidated financial statements presents the net deferred gain related to terminated derivative contracts. The net deferred gain totaled $5.4 million at December 31, 1997, and $5.0 million at December 31, 1996. Deferred gains and losses on terminated off-balance-sheet derivative contracts are recognized as interest income or interest expense over the original covered periods. Of the $5.4 million of net deferred gain at December 31, 1997, $1.1 million will increase net interest income during 1998 and $4.3 million will be recognized in the years from 1999 to 2006.

Net interest income for the year ended December 31, 1997, included derivative products pretax net income of $.8 million, consisting primarily of $6.4 million additional interest income on loans, $1.5 million reduction in interest income on securities, and $1.9 million in additional interest expense on money market deposits and $1.9 million in additional interest on other deposits. This compares to $13.6 million of derivatives products net pretax expense in 1996. The change in derivative products net expense in 1996 to net pretax income in 1997 was primarily due to amortization of deferred gains/losses on terminated

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derivatives contracts ($.7 million net deferred gains recognized in 1997 compared with $10 million net deferred losses recognized in 1996).

All derivatives activity is conducted under ALCO and First American Board's supervision and according to detailed policies and procedures governing these activities. Policy prohibits the use of leveraged and complex derivatives. The First American Board also sets interim limitations on the total notional amount of derivatives contracts that may be outstanding at any time.

Off-balance-sheet derivative activities give rise to credit risk when interest rate changes move in the Corporation's favor. In such cases, First American relies on the ability of the contract counterparts to make contractual payments over the remaining lives of the contracts. Credit risk exposure due to off-balance-sheet derivative activities is closely monitored, and counterparts to these contracts are selected on the basis of their creditworthiness as well as their market-making ability. As of December 31, 1997, all outstanding derivative transactions were with counterparts with credit ratings of A-2 or better. Enforceable bilateral netting contracts between First American and its counterparts allow for the netting of gains and losses in determining net credit exposure to the counterpart. First American's net credit exposure on outstanding interest rate swaps was $14.1 million on December 31, 1997.

LIQUIDITY

First American's goal in liquidity management is to ensure that sufficient funds are available to meet the demands of depositors, borrowers, and creditors. ALCO is responsible for structuring the balance sheet to meet these demands and regularly reviews current and forecasted funding needs. Liquid assets, which include cash and cash equivalents (less Federal Reserve Bank reserve requirements), money market instruments, and securities that are estimated to mature within one year, amounted to $1.36 billion, or 8% of earning assets, at December 31, 1997, versus $1.61 billion, or 11% of earning assets at December 31, 1996. The decrease in the ratio of liquid assets to earning assets between year-end 1997 and 1996 was primarily attributable to decreases in HTM securities estimated to mature within one year and in cash and due from banks. In addition to assets included in liquid assets, AFS securities maturing after one year, which can be sold to meet liquidity needs, had a balance of $3.29 billion at December 31, 1997 compared to $3.07 billion at December 31, 1996. Loans, exclusive of consumer loans, maturing within one year amounted to $2.43 billion at December 31, 1997. Notes 1 and 4 to the consolidated financial statements discuss accounting for securities in further detail. Maturity of securities is also discussed under the caption "Investment Securities" and provided in Table
4. Table 5 presents the maturities of loans, exclusive of consumer loans.

First American's primary sources of liquidity are core deposits, short-and long-term borrowings, and cash flows from operations. First American's strategy is to fund assets to the maximum extent possible with core deposits, which provide a sizable source of relatively stable and low-cost funds. Management monitors liquidity by reviewing trends in ratios such as core deposits as a percentage of total deposits, core deposits as a percentage of earning assets, and loans as a percentage of core deposits. Core deposits averaged $11.73 billion during 1997 and $11.02 billion during 1996 and comprised 90 percent and 91% of average deposits in 1997 and 1996, respectively. During 1995 core deposits averaged $9.94 billion and comprised 90 percent of average deposits. Core deposits funded 76%, 77%, and 77% of earning assets in 1997, 1996, and 1995, respectively. Average loans as a percentage of average core deposits was 96% in 1997 compared to 93% in 1996 due to growth in loans

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exceeding core deposit growth. Average loans as a percentage of average core deposits was 89% in 1995.

Short-term funding needs can arise from declines in deposits or other funding sources, drawdowns of loan commitments, and requests for new loans. Relationships with a stable and growing customer base and a current network of over 300 downstream correspondent banks routinely supply some of these funds. Additional funds, if needed, can be raised from regional, national, and international money markets. Short-term funding sources, comprised of non-core deposits and short-term borrowings, totaled $3.46 billion, or 19% of total assets, at December 31, 1997, compared with $3.04 billion, or 18% of total assets, at December 31, 1996. An analysis of short-and long-term borrowings can be found under the caption "Deposits and Other Borrowed Funds."

Shareholders' equity and long-term debt also contribute to liquidity by reducing the need to continually rely on short-term purchased funds. At December 31, 1997, the ratio of equity to assets was 8.66% compared with 8.63% at December 31, 1996, and 8.49% at December 31, 1995. Long-term debt totaled 3% of total assets at December 31, 1997, 1996, and 1995.

An additional source of liquidity is First American's three-year $70 million revolving credit agreement which will expire in May 31, 1998. First American had no borrowings under this agreement during 1997. Plans are underway to negotiate a revolving credit agreement in 1998.

The Consolidated Statements of Cash Flows show net cash provided or used by operating, investing, and financing activities and the net effect of those activities on cash and cash equivalents. As such, it is a tool in analyzing liquidity. During 1997 cash provided by operating activities was $243 million compared to $337 million in 1996 and $65 million in 1995. The largest component of cash provided by operating activities in all years was net income. Investing activities utilized $421 million of cash in 1997, $889 million in 1996, and $385 million in 1995. The largest component of cash used in investing activities in 1997 and 1996 was purchases of securities available for sale, which used $3.2 billion of cash in 1997 and $3.6 billion in 1996. Financing activities provided $105 million in net cash in 1997, $191 million in 1996, and $704 million in 1995. During 1997 financing activities included an increase in FHLB advances of $301 million, an increase in deposits of $91 million, and a decrease of $197 million from cash utilized to purchase First American common stock.

First American had no material capital expenditure commitments at year-ends 1997, 1996, or 1995.

Management believes that First American has adequate liquidity to meet all known commitments including common stock repurchases, loan commitments, dividend payments, debt service, and reasonable borrower, depositor, and creditor requirements over the next twelve months.

                    CAPITAL MANAGEMENT AND CAPITAL RESOURCES

Capital adequacy is important to the continued soundness, profitability, and growth of First American. The principal objectives of First American's strategy in managing capital are to (1) protect shareholders and depositors, (2) comply with all regulatory requirements, (3) improve profitability, and (4) utilize excess capital. Plans to utilize excess capital include investing in nontraditional financial services businesses that yield returns in excess of 20%, focusing on bank acquisitions to further enhance the branch network and lower distribution costs, and returning excess capital to shareholders through buying back stock and increasing dividends.

On April 17, 1997, in addition to authorizing a 2-for-1 stock split, the Board of Directors increased the quarterly cash dividend by 29% to $0.20 per share. During 1997 First American paid dividends at the rate of $0.755 per common share, up 25% from $0.605 per share during 1996. The rate of dividends paid per common share was up 14% in 1996 over $0.53 per share in 1995. The dividend payout ratio increased slightly in 1997 to 33.86% from 30.87% in 1996 and met management's strategic goal of a dividend payout ratio in the range of 30% to 40%. The dividend payout rate in 1995 was 30.64%.

Another strategic goal of First American's capital management policy is to maintain the rate of internal capital generation at a level sufficient to ensure growth in assets and earnings. Management's year 2000 strategic goal is to maintain an internal capital generation ratio (calculated by dividing net income less dividends by the average realized shareholders' equity) of 10% to 14%. During 1997 the internal capital generation ratio increased to 10.7% from 10.2% in 1996. The internal capital generation ratio was 10.3% in 1995.

Total shareholders' equity at December 31, 1997, was $1.54 billion, up 6%, from December 31, 1996. This followed an increase of $115.4 million, or 9%, from year-end 1995. The ratio of average equity to average assets increased to 8.79% in 1997 compared to 8.77% in 1996 and 8.50% in 1995. The tangible equity ratio, which adjusts capital for the impact of intangibles acquired through acquisitions, decreased to 7.17% at December 31, 1997, from 7.32% at year-end 1996. The tangible equity ratio was 7.50% at December 31, 1995.

During 1997 shareholders' equity was increased by $159.8 million of earnings retention ($237.8 million of net income less $78.0 million of dividends), $94.6 million of common stock issued for bank acquisitions, $22.1 million of common stock issued for employee benefit and dividend reinvestment plans, and $4.7 million change in net unrealized gains and losses on securities available for sale, net of tax. Shareholders' equity was reduced by the repurchase of $196.5 million of common stock in 1997. During 1996 shareholders' equity was increased by $141.5 million of earnings retention ($205.2 million of net income less $63.7 million of dividends), $17.9 million of common stock issued for employee benefit and dividend reinvestment plans, and $83.7 million of common stock issued for acquisitions. Shareholders' equity was reduced by the $25.6 million change in net unrealized gains and losses on securities available for sale, net of tax, and by the repurchase of $108.2 million of common stock in 1996.

The Consolidated Statements of Changes in Shareholders' Equity detail the changes in shareholders' equity during 1997, 1996, and 1995 and Notes 1 and 4 to the consolidated financial statements provide further information regarding unrealized gains and losses on securities available for sale.

The Federal Reserve Board and the OCC promulgate risk-based capital guidelines and regulations for bank holding companies and national banks which require minimum levels of capital based upon calculations which apply various risk ratings to defined categories of assets and to certain off-balance-sheet items. Under the risk-based capital requirements, total capital consists of Tier I capital (essentially realized common equity less disallowed intangible assets) plus Tier II capital (essentially Tier I capital plus qualifying long-term debt and a portion of the allowance for loan losses). Assets by type, or category, are assigned risk-weights of 0% to 100%, depending on regulatory assigned levels of credit risk associated with such assets. Off-balance-sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by regulatory agencies. These regulations require bank holding companies and national banks to maintain certain minimum capital ratios. As of December 31, 1997, First American and its principal subsidiary, FANB, had ratios which exceeded the regulatory requirements to be classified as "well capitalized," the highest regulatory capital rating. Note 15 to the consolidated financial statements summarizes the risk-based capital and related ratios for First American and FANB.

FAFSB is subject to capital requirements adopted by the OTS which are similar but not identical to those issued by the Federal Reserve Board and the OCC. As of December 31, 1997, FAFSB had ratios which exceeded the regulatory requirements to be classified as "well capitalized."

                          TABLE 1:   RATE-VOLUME RECAP

                                       1997 FROM 1996                 1996 FROM 1995
                                 ---------------------------   ----------------------------
                                                 INCREASE                      INCREASE
                                              (DECREASE)(1)                  (DECREASE)(1)
                                   TOTAL          DUE TO         TOTAL          DUE TO
                                  INCREASE    --------------    INCREASE    ---------------
                                 (DECREASE)   VOLUME   RATE    (DECREASE)   VOLUME    RATE
                                 ----------   ------   -----   ----------   -------   -----
                                                       (IN MILLIONS)
CHANGE IN INTEREST INCOME:
  Securities:
     Taxable
       Held to maturity........    $ (8.9)    $(10.6)  $ 1.7    $(119.4)    $(119.3)  $ (.1)
       Available for sale......      37.7       30.8     6.9      109.9       106.5     3.4
     Tax-exempt
       Held to maturity........        .3         .3      --      (10.8)       (9.9)    (.9)
       Available for sale......      (1.4)      (1.8)     .4       15.2        13.1     2.1
                                   ------                       -------
          Total securities.....      27.7       19.9     7.8       (5.1)       (2.9)   (2.2)
                                   ------                       -------
  Loans........................      81.6       79.3     2.3      113.6       121.4    (7.8)
  Federal funds sold and
     securities purchased under
     agreements to resell......     (11.7)     (11.9)     .2        6.4         8.1    (1.7)
  Other........................       1.1        1.0      .1         .4          --      .4
                                   ------                       -------
          Total change in
            interest income....      98.7       81.6    17.1      115.3       121.0    (5.7)
                                   ------                       -------
CHANGE IN INTEREST EXPENSE:
  NOW, money market, and
     savings accounts..........       4.5       12.4    (7.9)      22.3        15.3     7.0
  Certificates of deposit......      14.1       13.9      .2       25.3        25.9     (.6)
  Other interest-bearing
     deposits..................       (.7)        .4    (1.1)       4.2         4.8     (.6)
  Short-term borrowings........      13.2       10.7     2.5       (1.8)        6.2    (8.0)
  Long-term debt...............      (1.1)       1.5    (2.6)       9.1         9.0      .1
                                   ------                       -------
          Total change in
            interest expense...      30.0       39.4    (9.4)      59.1        57.8     1.3
                                   ------                       -------
CHANGE IN NET INTEREST
  INCOME.......................    $ 68.7       42.2    26.5    $  56.2        63.2    (7.0)
                                   ======     ======   =====    =======     =======   =====

-------------------------

(1) Amounts are adjusted to a fully taxable basis, based on the statutory federal income tax rates, adjusted for applicable state income taxes net of the related federal tax benefit. The effect of volume change is computed by multiplying the change in volume by the prior year rate. The effect of rate change is computed by multiplying the change in rate by the prior year volume. Rate/volume change is computed by multiplying the change in volume by the change in rate and included in the rate change.

               TABLE 2:   CONSOLIDATED AVERAGE BALANCE SHEETS AND
               TAXABLE EQUIVALENT INCOME/EXPENSE AND YIELDS/RATES

                                        1997                              1996                              1995
                           -------------------------------   -------------------------------   -------------------------------
                                                   AVERAGE                           AVERAGE                           AVERAGE
                            AVERAGE     INCOME/    YIELD/     AVERAGE     INCOME/    YIELD/     AVERAGE     INCOME/    YIELD/
                            BALANCE     EXPENSE     RATE      BALANCE     EXPENSE     RATE      BALANCE     EXPENSE     RATE
                           ---------   ---------   -------   ---------   ---------   -------   ---------   ---------   -------
                                                                  (DOLLARS IN MILLIONS)
INTEREST-EARNING
 ASSETS:(1)
Taxable securities:
 Held to maturity........  $   836.2   $    58.1    6.95%    $   992.9   $    67.0    6.75%    $ 2,759.7   $   186.4     6.75%
 Available for sale......    2,958.4       201.5    6.81       2,490.0       163.8    6.58         836.9        53.9     6.44
Tax-exempt securities:
 Held to maturity........       36.4         2.7    7.42          32.2         2.4    7.46         129.2        13.2    10.22
 Available for sale......      166.6        15.2    9.12         186.9        16.6    8.88          18.1         1.4     7.73
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
       Total
        securities.......    3,997.6       277.5    6.94       3,702.0       249.8    6.75       3.743.9       254.9     6.81
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
Federal funds sold and
 repurchase agreements...      103.6         5.8    5.60         324.1        17.5    5.40         187.4        11.1     5.92
Loans, net of unearned
 discount:
 Commercial..............    4,342.3       355.8    8.19       3,922.0       327.0    8.34       3,448.3       291.5     8.46
 Consumer-amortizing
   mortgages.............    2,751.7       223.7    8.13       2,661.0       209.2    7.86       2,225.7       178.7     8.03
 Consumer-other..........    2,410.4       222.9    9.25       2,170.5       197.1    9.08       1,873.5       168.0     8.97
 Real estate-
   construction..........      391.0        32.4    8.29         348.3        28.4    8.15         276.2        24.7     8.94
 Real estate-commercial
   mortgages and other...    1,315.9       119.7    9.10       1,175.7       111.2    9.46       1,036.9        96.6     9.30
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
 Loans, net of unearned
   discount..............   11,211.3       954.5    8.51      10,277.5       872.9    8.49       8,860.6       759.3     8.57
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
Other....................       84.8         5.4    6.37          69.0         4.3    6.23          68.2         3.9     5.72
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
       Total earning
        assets(1)........   15,397.3   $ 1,243.2    8.07%     14,372.6   $ 1,144.5    7.96%     12,860.1   $ 1,029.2     8.00%
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----

                                       1994                             1993
                           -----------------------------   ------------------------------
                                                 AVERAGE                          AVERAGE
                            AVERAGE    INCOME/   YIELD/     AVERAGE    INCOME/    YIELD/
                            BALANCE    EXPENSE    RATE      BALANCE    EXPENSE     RATE
                           ---------   -------   -------   ---------   --------   -------
                                               (DOLLARS IN MILLIONS)
INTEREST-EARNING
 ASSETS:(1)
Taxable securities:
 Held to maturity........  $ 2,059.4   $127.1      6.17%   $ 1,623.0   $  107.8     6.64%
 Available for sale......    1,415.2     79.4      5.61      2,205.4      136.5     6.19
Tax-exempt securities:
 Held to maturity........      129.1     13.3     10.30        125.5       13.7    10.92
 Available for sale......        1.8       .1      5.56          2.4         .3    12.50
                           ---------   ------     -----    ---------   --------    -----
       Total
        securities.......    3,605.5    219.9      6.10      3,956.3      258.3     6.53
                           ---------   ------     -----    ---------   --------    -----
Federal funds sold and
 repurchase agreements...      348.0     14.2      4.08        429.2       13.5     3.15
Loans, net of unearned
 discount:
 Commercial..............    2,875.2    212.6      7.39      2,455.9      168.4     6.86
 Consumer-amortizing
   mortgages.............    1,803.1    140.6      7.80      1,550.6      127.0     8.19
 Consumer-other..........    1,650.2    137.6      8.34      1,490.8      128.5     8.62
 Real estate-
   construction..........      197.0     15.1      7.66        176.9       13.5     7.63
 Real estate-commercial
   mortgages and other...      904.2     74.5      8.24        831.6       67.0     8.06
                           ---------   ------     -----    ---------   --------    -----
 Loans, net of unearned
   discount..............    7,429.7    580.4      7.81      6,505.8      504.4     7.75
                           ---------   ------     -----    ---------   --------    -----
Other....................      163.1      6.8      4.17        112.7        3.8     3.37
                           ---------   ------     -----    ---------   --------    -----
       Total earning
        assets(1)........   11,546.3   $821.3      7.11%    11,004.0   $  780.0     7.09%
                           ---------   ------     -----    ---------   --------    -----

                                AVERAGE BALANCE             INCOME/EXPENSE
                           -------------------------   -------------------------
                                          COMPOUND                    COMPOUND
                            % CHANGE    GROWTH RATE     % CHANGE    GROWTH RATE
                           1997/1996     1997/1992     1997/1996     1997/1992
                           ----------   ------------   ----------   ------------
                                           (DOLLARS IN MILLIONS)
INTEREST-EARNING
 ASSETS:(1)
Taxable securities:
 Held to maturity........    (15.78)%      (22.61)%      (13.28)%      (23.50)%
 Available for sale......     18.81         57.59         23.02         48.29
Tax-exempt securities:
 Held to maturity........     13.04        (28.93)        12.45        (32.02)
 Available for sale......    (10.86)       156.52         (8.43)       173.13
                            -------       -------       -------       -------
       Total
        securities.......      7.98          2.58         11.09           .66
                            -------       -------       -------       -------
Federal funds sold and
 repurchase agreements...    (68.03)       (28.58)       (66.86)       (22.62)
Loans, net of unearned
 discount:
 Commercial..............     10.72         11.64          8.81         15.22
 Consumer-amortizing
   mortgages.............      3.41         16.11          6.93         13.08
 Consumer-other..........     11.05         11.19         13.09         10.57
 Real estate-
   construction..........     12.26         10.46         14.08         12.10
 Real estate-commercial
   mortgages and other...     11.92          9.38          7.64         11.39
                            -------       -------       -------       -------
 Loans, net of unearned
   discount..............      9.09         12.20          9.35         12.95
                            -------       -------       -------       -------
Other....................     22.90        (21.23)        25.58        (14.33)
                            -------       -------       -------       -------
       Total earning
        assets(1)........      7.13          7.63         8.62%         8.67%
                            -------       -------       -------       -------

                                        1997                              1996                              1995
                           -------------------------------   -------------------------------   -------------------------------
                                                   AVERAGE                           AVERAGE                           AVERAGE
                            AVERAGE     INCOME/    YIELD/     AVERAGE     INCOME/    YIELD/     AVERAGE     INCOME/    YIELD/
                            BALANCE     EXPENSE     RATE      BALANCE     EXPENSE     RATE      BALANCE     EXPENSE     RATE
                           ---------   ---------   -------   ---------   ---------   -------   ---------   ---------   -------
                                                                  (DOLLARS IN MILLIONS)
Allowance for loan
 losses..................     (187.7)                           (191.4)                           (188.8)
Cash and due from
 banks...................      841.0                             757.8                             793.1
Other assets.............      949.1                             828.6                             673.2
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
       Total assets......  $16,999.7                         $15,767.6                         $14,137.6
                           =========   =========    ====     =========   =========    ====     =========   =========    =====
DEPOSITS AND BORROWED
 FUNDS:
 Demand deposits.........  $ 2,453.6                         $ 2,216.9                         $ 2,080.8
 Interest-bearing
   deposits:
   NOW accounts..........    1,843.5   $    40.9    2.22%      1,652.6   $    34.3    2.08%      1,582.3   $    34.8     2.20%
   Money market
     accounts............    2,825.8       120.3    4.26       2,631.5       121.5    4.62       2,180.6        95.5     4.38
   Regular savings.......      882.5        21.8    2.47         906.7        22.7    2.50         964.0        25.9     2.69
   Certificates of
     deposit under
     $100,000............    3,002.1       158.7    5.29       2,892.1       151.7    5.25       2,486.2       131.5     5.29
   Certificates of
     deposit $100,000 and
     over................    1,189.4        64.1    5.39       1,037.6        57.0    5.49         956.8        51.9     5.42
   Other time............      724.9        40.8    5.63         717.3        41.2    5.74         648.2        37.4     5.77
   Foreign...............      105.2         5.4    5.13         105.8         5.7    5.39          91.4         5.3     5.80
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
   Total interest-
     bearing deposits....   10,573.4       452.0    4.27       9,943.6       434.1    4.37       8,909.5       382.3     4.29
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
   Total deposits........   13,027.0                          12,160.5                          10,990.3
                           ---------                         ---------                         ---------
 Federal funds purchased
   and repurchase
   agreements............    1,467.3        72.5    4.94       1,394.3        67.8    4.86       1,331.4        71.6     5.38
 Other short-term
   borrowings............      312.0        17.5    5.61         166.9         9.0    5.39         115.8         7.0     6.04

                                       1994                             1993
                           -----------------------------   ------------------------------
                                                 AVERAGE                          AVERAGE
                            AVERAGE    INCOME/   YIELD/     AVERAGE    INCOME/    YIELD/
                            BALANCE    EXPENSE    RATE      BALANCE    EXPENSE     RATE
                           ---------   -------   -------   ---------   --------   -------
                                               (DOLLARS IN MILLIONS)
Allowance for loan
 losses..................     (201.0)                         (245.9)
Cash and due from
 banks...................      797.9                           780.5
Other assets.............      588.7                           614.3
                           ---------   ------     -----    ---------   --------    -----
       Total assets......  $12,731.9                       $12,152.9
                           =========   ======     =====    =========   ========    =====
DEPOSITS AND BORROWED
 FUNDS:
 Demand deposits.........  $ 2,055.2                       $ 1,942.2
 Interest-bearing
   deposits:
   NOW accounts..........    1,575.1   $ 31.5      2.00%     1,421.3   $   29.8     2.10%
   Money market
     accounts............    1,857.1     67.6      3.64      1,761.9       55.9     3.17
   Regular savings.......    1,065.0     25.5      2.39      1,006.3       25.3     2.51
   Certificates of
     deposit under
     $100,000............    2,244.9     93.8      4.18      2,289.3       97.6     4.26
   Certificates of
     deposit $100,000 and
     over................      707.2     28.8      4.07        730.3       28.1     3.85
   Other time............      643.1     33.6      5.22        672.8       38.5     5.72
   Foreign...............       41.0      1.7      4.15         25.8         .7     2.71
                           ---------   ------     -----    ---------   --------    -----
   Total interest-
     bearing deposits....    8,133.4    282.5      3.47      7,907.7      275.9     3.49
                           ---------   ------     -----    ---------   --------    -----
   Total deposits........   10,188.6                         9,849.9
                           ---------                       ---------
 Federal funds purchased
   and repurchase
   agreements............    1,105.3     41.0      3.71      1,107.6       29.9     2.70
 Other short-term
   borrowings............       87.7      4.1      4.68         54.5        1.7     3.12

                                AVERAGE BALANCE             INCOME/EXPENSE
                           -------------------------   -------------------------
                                          COMPOUND                    COMPOUND
                            % CHANGE    GROWTH RATE     % CHANGE    GROWTH RATE
                           1997/1996     1997/1992     1997/1996     1997/1992
                           ----------   ------------   ----------   ------------
                                           (DOLLARS IN MILLIONS)
Allowance for loan
 losses..................     (1.93)        (7.37)
Cash and due from
 banks...................     10.98          2.46
Other assets.............     14.54          8.34
                            -------       -------       -------       -------
       Total assets......      7.81%         7.63%
                            =======       =======       =======       =======
DEPOSITS AND BORROWED
 FUNDS:
 Demand deposits.........     10.68%         6.61%
 Interest-bearing
   deposits:
   NOW accounts..........     11.55          8.62         19.24%         4.13%
   Money market
     accounts............      7.38          8.65          (.99)        13.88
   Regular savings.......     (2.67)          .24         (3.96)        (5.29)
   Certificates of
     deposit under
     $100,000............      3.80          3.45          4.61          3.78
   Certificates of
     deposit $100,000 and
     over................     14.63          8.31         12.46         10.56
   Other time............      1.06           .83          (.97)        (1.68)
   Foreign...............      (.57)        40.38         (5.26)        50.47
                            -------       -------       -------       -------
   Total interest-
     bearing deposits....      6.33          5.73          4.12          5.83
                            -------       -------       -------       -------
   Total deposits........      7.13          5.89

 Federal funds purchased
   and repurchase
   agreements............      5.24          7.36          6.93         17.19
 Other short-term
   borrowings............     86.94         65.67         94.44         85.35

                                        1997                              1996                              1995
                           -------------------------------   -------------------------------   -------------------------------
                                                   AVERAGE                           AVERAGE                           AVERAGE
                            AVERAGE     INCOME/    YIELD/     AVERAGE     INCOME/    YIELD/     AVERAGE     INCOME/    YIELD/
                            BALANCE     EXPENSE     RATE      BALANCE     EXPENSE     RATE      BALANCE     EXPENSE     RATE
                           ---------   ---------   -------   ---------   ---------   -------   ---------   ---------   -------
                                                                  (DOLLARS IN MILLIONS)
 Long-term debt..........      446.2        28.0    6.28         424.7        29.1    6.85         292.5        20.0     6.81
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
   Total interest-
     bearing deposits and
     borrowed funds......   12,798.9   $   570.0    4.45%     11,929.5   $   540.0    4.53%     10,649.2   $   480.8     4.51%
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
   Total deposits and
     borrowed funds......   15,252.5                          14,146.4                          12,730.0
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
Other liabilities........      253.0                             239.0                             205.3
Shareholders' equity.....    1,494.2                           1,382.2                           1,202.3
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
       Total liabilities
        and shareholders'
        equity...........  $16,999.7                         $15,767.6                         $14,137.6
                           =========   =========    ====     =========   =========    ====     =========   =========    =====
NET INTEREST INCOME(1)...              $   673.2                         $   604.5                         $   548.4
Provision for loan
 losses..................                   12.5                               5.3                               2.2
Noninterest income.......                  395.8                             303.7                             203.0
Noninterest expense......                  669.7                             571.6                             463.9
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
Income before income tax
 expense and cumulative
 effect of changes in
 accounting principles...                  386.8                             331.3                             285.3
Income tax expense.......                  149.0                             126.1                             109.6
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
Income before cumulative
 effect of changes in
 accounting principles...                  237.8                             205.2                             175.7
Cumulative effect of
 changes in accounting
 principles, net of tax..                     --                                --                                --
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----

                                       1994                             1993
                           -----------------------------   ------------------------------
                                                 AVERAGE                          AVERAGE
                            AVERAGE    INCOME/   YIELD/     AVERAGE    INCOME/    YIELD/
                            BALANCE    EXPENSE    RATE      BALANCE    EXPENSE     RATE
                           ---------   -------   -------   ---------   --------   -------
                                               (DOLLARS IN MILLIONS)
 Long-term debt..........      109.0      7.1      6.51         60.1        4.3     7.15
                           ---------   ------     -----    ---------   --------    -----
   Total interest-
     bearing deposits and
     borrowed funds......    9,435.4   $334.7      3.55%     9,129.9   $  311.8     3.42%
                           ---------   ------     -----    ---------   --------    -----
   Total deposits and
     borrowed funds......   11,490.6                        11,072.1
                           ---------   ------     -----    ---------   --------    -----
Other liabilities........      167.1                           162.4
Shareholders' equity.....    1,074.2                           918.4
                           ---------   ------     -----    ---------   --------    -----
       Total liabilities
        and shareholders'
        equity...........  $12,731.9                       $12,152.9
                           =========   ======     =====    =========   ========    =====
NET INTEREST INCOME(1)...              $486.6                          $  468.2
Provision for loan
 losses..................               (14.7)                            (57.4)
Noninterest income.......               181.2                             166.6
Noninterest expense......               419.3                           419.8.4
                           ---------   ------     -----    ---------   --------    -----
Income before income tax
 expense and cumulative
 effect of changes in
 accounting principles...      263.2                                      272.4
Income tax expense.......                98.9                              98.4
                           ---------   ------     -----    ---------   --------    -----
Income before cumulative
 effect of changes in
 accounting principles...               164.3                             174.0
Cumulative effect of
 changes in accounting
 principles, net of tax..                  --                               (.1)
                           ---------   ------     -----    ---------   --------    -----

                                AVERAGE BALANCE             INCOME/EXPENSE
                           -------------------------   -------------------------
                                          COMPOUND                    COMPOUND
                            % CHANGE    GROWTH RATE     % CHANGE    GROWTH RATE
                           1997/1996     1997/1992     1997/1996     1997/1992
                           ----------   ------------   ----------   ------------
                                           (DOLLARS IN MILLIONS)
 Long-term debt..........      5.06         79.12         (3.78)        69.52
                            -------       -------       -------       -------
   Total interest-
     bearing deposits and
     borrowed funds......      7.29          7.10          5.56%         8.67%
                            -------       -------       -------       -------
   Total deposits and
     borrowed funds......      7.82          7.02
                            -------       -------       -------       -------
Other liabilities........      5.86         11.59
Shareholders' equity.....      8.10         14.54
                            -------       -------       -------       -------
       Total liabilities
        and shareholders'
        equity...........     7.81%         7.63%
                            =======       =======       =======       =======
NET INTEREST INCOME(1)...                                 11.36%         8.67%
Provision for loan
 losses..................                                135.85        (24.09)
Noninterest income.......                                 30.33         21.66
Noninterest expense......                                 17.16         10.60
                            -------       -------       -------       -------
Income before income tax
 expense and cumulative
 effect of changes in
 accounting principles...                                 16.75         22.80
Income tax expense.......                                 18.16         26.06
                            -------       -------       -------       -------
Income before cumulative
 effect of changes in
 accounting principles...                                 15.89         21.00
Cumulative effect of
 changes in accounting
 principles, net of tax..                                    --            --
                            -------       -------       -------       -------

                                        1997                              1996                              1995
                           -------------------------------   -------------------------------   -------------------------------
                                                   AVERAGE                           AVERAGE                           AVERAGE
                            AVERAGE     INCOME/    YIELD/     AVERAGE     INCOME/    YIELD/     AVERAGE     INCOME/    YIELD/
                            BALANCE     EXPENSE     RATE      BALANCE     EXPENSE     RATE      BALANCE     EXPENSE     RATE
                           ---------   ---------   -------   ---------   ---------   -------   ---------   ---------   -------
                                                                  (DOLLARS IN MILLIONS)
NET INCOME...............              $   237.8                         $   205.2                         $   175.7
                           =========   =========    ====     =========   =========    ====     =========   =========    =====
Net interest spread......                           3.62%                             3.43%                              3.49%
Benefit of interest-free
 funding.................                            .75                               .78                                .77
                           ---------   ---------    ----     ---------   ---------    ----     ---------   ---------    -----
NET INTEREST MARGIN......                           4.37%                             4.21%                              4.26%
                           =========   =========    ====     =========   =========    ====     =========   =========    =====

                                       1994                             1993
                           -----------------------------   ------------------------------
                                                 AVERAGE                          AVERAGE
                            AVERAGE    INCOME/   YIELD/     AVERAGE    INCOME/    YIELD/
                            BALANCE    EXPENSE    RATE      BALANCE    EXPENSE     RATE
                           ---------   -------   -------   ---------   --------   -------
                                               (DOLLARS IN MILLIONS)
NET INCOME...............              $164.3                          $  173.9
                           =========   ======     =====    =========   ========    =====
Net interest spread......                          3.56%                            3.67%
Benefit of interest-free
 funding.................                           .65                              .58
                           ---------   ------     -----    ---------   --------    -----
NET INTEREST MARGIN......                          4.21%                            4.25%
                           =========   ======     =====    =========   ========    =====

                                AVERAGE BALANCE             INCOME/EXPENSE
                           -------------------------   -------------------------
                                          COMPOUND                    COMPOUND
                            % CHANGE    GROWTH RATE     % CHANGE    GROWTH RATE
                           1997/1996     1997/1992     1997/1996     1997/1992
                           ----------   ------------   ----------   ------------
                                           (DOLLARS IN MILLIONS)
NET INCOME...............                                15.89%        21.00%
                            =======       =======       =======       =======
Net interest spread......
Benefit of interest-free
 funding.................
                            -------       -------       -------       -------
NET INTEREST MARGIN......
                            =======       =======       =======       =======

---------------

(1) Loan fees and amortization of net deferred loan fees (costs), which are considered an integral part of the lending function and are included in yields and related interest categories, amounted to $6.6 million in 1997, $9.4 million in 1996, $6.7 million in 1995, $4.8 million in 1994, and $1.7 million in 1993. Yields/rates and income/expense amounts are presented on a fully taxable equivalent basis based on the statutory federal income tax rates, adjusted for applicable state income taxes net of the related federal tax benefit; related interest income includes taxable equivalent adjustments of $11.1 million in 1997, $11.3 million in 1996, $9.4 million in 1995, $8.9 million in 1994, and $9.8 million in 1993. Nonaccrual and restructured loans are included in average loans and average earning assets. Consequently, yields on these items are lower than they would have been if these loans had earned at their contractual rates of interest. Yields on all securities are computed based on carrying value.

                 TABLE 3:   INTEREST RATE SENSITIVITY ANALYSIS

                                                        INTEREST-SENSITIVE PERIODS
                             --------------------------------------------------------------------------------
                                          MONTHS
                             ---------------------------------
                                           OVER        OVER
                                           THREE        SIX        TOTAL
                              WITHIN      THROUGH     THROUGH       ONE        1-5       OVER 5
                               THREE        SIX       TWELVE       YEAR       YEARS      YEARS       TOTAL
                             ---------   ---------   ---------   ---------   --------   --------   ----------
                                            (DOLLARS IN MILLIONS)
DECEMBER 31, 1997
Earning Assets:
  Securities:
    Available for sale.....  $   313.0   $   131.9   $   244.3   $   689.2   $1,939.5   $  766.8   $  3,395.5
    Held to maturity.......       81.9        32.7        63.3       177.9      369.7      167.4        715.0
                             ---------   ---------   ---------   ---------   --------   --------   ----------
        Total securities...      394.9       164.6       307.6       867.1    2,309.2      934.2      4,110.5
  Loans....................    4,815.2       912.8     1,300.2     7,028.2    3,978.9      634.6     11,641.7
  Other earning assets.....      267.5          --          --       267.5         --         --        267.5
                             ---------   ---------   ---------   ---------   --------   --------   ----------
        Total earning
          assets...........  $ 5,477.6   $ 1,077.4   $ 1,607.8   $ 8,162.8   $6,288.1   $1,568.8   $ 16,019.7
                             =========   =========   =========   =========   ========   ========   ==========
Interest-Bearing
  Liabilities:
  Interest-bearing
    deposits:
    NOW, money market, and
      savings accounts.....  $ 5,615.2   $      --   $      --   $ 5,615.2   $     --   $     --   $  5,615.2
    Certificates of
      deposit..............    1,577.5       999.2     1,008.3     3,585.0      731.9        3.1      4,320.0
    Other interest-bearing
      deposits.............      347.7        90.7       113.1       551.5      260.7       10.3        822.5
                             ---------   ---------   ---------   ---------   --------   --------   ----------
        Total
          interest-bearing
          deposits.........    7,540.4     1,089.9     1,121.4     9,751.7      992.6       13.4     10,757.7
  Other borrowed funds.....    2,228.3        11.4         4.9     2,244.6       34.1      287.1      2,565.8
                             ---------   ---------   ---------   ---------   --------   --------   ----------
        Total
          interest-bearing
          liabilities......    9,768.7     1,101.3     1,126.3    11,996.3    1,026.7      300.5     13,323.5
  Net effect of swaps......       78.8       125.6    (1,124.3)     (919.9)     834.0       85.9           --
                             ---------   ---------   ---------   ---------   --------   --------   ----------
  Adjusted interest-bearing
    liabilities............  $ 9,847.5   $ 1,226.9   $     2.0   $11,076.4   $1,860.7   $  386.4   $ 13,323.5
                             =========   =========   =========   =========   ========   ========   ==========
Interest-Sensitivity Gap:
  For the indicated
    period.................  $(4,369.9)  $  (149.5)  $ 1,605.8   $(2,913.6)  $4,427.4   $1,182.4   $  2,696.2
  Cumulative...............   (4,369.9)   (4,519.4)   (2,913.6)   (2,913.6)   1,513.8    2,696.2      2,696.2
  Cumulative, as a percent
    of total earning
    assets.................      (27.3)%     (28.2)%     (18.2)%     (18.2)%      9.4%      16.8%        16.8%
                             =========   =========   =========   =========   ========   ========   ==========
DECEMBER 31, 1996
Earning Assets:
  Securities:
    Available for sale.....  $   423.1   $    80.0   $   156.9   $   660.0   $1,504.2   $  985.8   $  3,150.0
    Held to maturity.......      156.5        51.1       106.3       313.9      444.1      211.8        969.8
                             ---------   ---------   ---------   ---------   --------   --------   ----------
        Total securities...      579.6       131.1       263.2       973.9    1,948.3    1,197.6      4,119.8
  Loans....................    3,515.0       876.7     1,125.5     5,517.2    4,090.5    1,025.0     10,632.7
  Other earning assets.....      327.6          --          --       327.6         --         --        327.6
                             ---------   ---------   ---------   ---------   --------   --------   ----------
        Total earning
          assets...........  $ 4,422.2   $ 1,007.8   $ 1,388.7   $ 6,818.7   $6,038.8   $2,222.6   $ 15,080.1
                             =========   =========   =========   =========   ========   ========   ==========
Interest-Bearing
  Liabilities:
  Interest-bearing
    deposits:
    NOW, money market, and
      savings accounts.....  $ 5,334.7   $      --   $      --   $ 5,334.7   $     --   $     --   $  5,334.7
    Certificates of
      deposit..............    1,086.1       984.9       985.5     3,056.5    1,090.3       19.0      4,165.9
    Other interest-bearing
      deposits.............      585.5        34.0        46.2       665.7      116.9         .1        782.7
                             ---------   ---------   ---------   ---------   --------   --------   ----------
        Total
          interest-bearing
          deposits.........    7,006.3     1,018.9     1,031.7     9,056.9    1,207.2       19.1     10,283.3
  Other borrowed funds.....    1,793.2        19.6        65.8     1,878.6       42.0      207.4      2,128.0
                             ---------   ---------   ---------   ---------   --------   --------   ----------
        Total
          interest-bearing
          liabilities......    8,799.5     1,038.5     1,097.5    10,935.5    1,249.2      226.5     12,411.2
  Net effect of swaps......     (577.0)      101.0      (400.0)     (876.0)     806.8       69.2           --
                             ---------   ---------   ---------   ---------   --------   --------   ----------
  Adjusted interest-bearing
    liabilities............  $ 8,222.5   $ 1,139.5   $   697.5   $10,059.5   $2,056.0   $  295.7   $ 12,411.2
                             =========   =========   =========   =========   ========   ========   ==========
Interest-Sensitivity Gap:
  For the indicated
    period.................  $(3,800.3)  $  (131.7)  $   691.2   $(3,240.8)  $3,982.8   $1,926.9   $  2,668.9
  Cumulative...............   (3,800.3)   (3,932.0)   (3,240.8)   (3,240.8)     742.0    2,668.9      2,668.9
  Cumulative, as a percent
    of total earning
    assets.................      (25.2)%     (26.1)%     (21.5)%     (21.5)%      4.9%      17.7%        17.7%

Each column includes earning assets and interest-bearing liabilities that are estimated to mature or reprice within the respective time frame. All floating rate balance sheet items are included as "within three months" regardless of maturity. Non-earning assets (cash and due from banks, premises and equipment, foreclosed properties, and other assets), noninterest-bearing liabilities (demand deposits and other liabilities) and shareholders' equity are considered to be noninterest-sensitive for purposes of this presentation and thus are not included in the above table.

In the table above, all NOW, money market, and savings accounts are reflected as interest-sensitive within three months. NOW accounts, savings, and certain money market accounts are not totally interest-sensitive in all interest rate environments. If NOW and regular savings accounts were not considered interest-sensitive, the one year cumulative net liability interest-sensitive gap position and percent of earning assets would be $174.4 million and (1.1)%, respectively, for 1997, as compared to a net liability interest-sensitive gap position and percent of earning assets of $638.7 million and (4.2)%, respectively, for 1996.

                     TABLE 4:   SECURITY PORTFOLIO ANALYSIS

                                                       ESTIMATED MATURITY AT DECEMBER 31, 1997
                                         --------------------------------------------------------------------

                                         WITHIN 1 YEAR       1-5 YEARS         5-10 YEARS      AFTER 10 YEARS
                                         --------------   ----------------   ---------------   --------------
                                         AMOUNT   YIELD    AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT   YIELD
                                         ------   -----   --------   -----   -------   -----   ------   -----
                                                                (DOLLARS IN MILLIONS)
Securities Held to Maturity:(1)
  U.S. Gov. agencies and corporations:
    Mortgage-backed...................   $173.2   6.80%   $  244.1   7.17%   $  3.4    8.01%   $  1.4   7.00%
    Other.............................     10.4   5.01        17.1   5.73        --      --        --     --
  Obligations of states and political
    subdivisions(2)...................      3.8   5.69        10.7   6.08       6.5    6.47      21.7   6.05
  Other debt securities:
    Mortgage-backed...................     30.3   6.80        74.6   6.93        --      --        --     --
    Other.............................      6.8   6.82        10.5   6.73     100.5    7.99        --     --
                                         ------   -----    -------  -----    ------   -----    ------   ----
        Total debt securities held to
          maturity....................   $224.5   6.70%   $  357.0   7.00%   $110.4    7.90%   $ 23.1   6.11%
                                         ======   ====    ========   ====    ======   =====    ======   ====
Securities Available for Sale:(1)
  U.S. Gov. agencies and corporations:
    Mortgage-backed...................    $75.5   7.13%   $1,937.5   7.09%   $208.9    7.11%   $ 11.3   7.10%
    Other.............................     20.4   6.58       250.1   6.77     220.3    6.88      69.8   7.64
  Obligations of states and political
    subdivisions(2)...................      8.9  10.19        35.6   8.83      53.2    7.74      81.3   8.78
  Other debt securities:
    Mortgage-backed...................      --      --       334.8   6.92        --      --        --     --
                                         ------  ------   --------  -----    ------   -----    ------   ----
        Total debt securities
          available for sale..........   $104.8   7.28%   $2,558.0   7.06%   $482.4    7.07%   $162.4   8.17%
                                         ======   ====    ========   ====    ======   =====    ======   ====
        Total equity securities.......
        Total securities available for
          sale
                                         ======   ====    ========   ====    ======   ====     ======   ====
Total Securities:
  Total debt securities...............   $329.3   6.88%   $2,915.0   7.05%   $592.8   7.22%    $185.5   7.91%
                                         ======   ====    ========   ====    ======   ====     ======   ====
  Total equity securities.............
  Total securities....................
                                         ======   ====    ========   ====    ======   ====     ======   ====

                                               ESTIMATED MATURITY AT DECEMBER 31, 1997
                                        -----------------------------------------------------
                                              TOTAL            FAIR      AVERAGE     AVERAGE
                                          AMORTIZED COST      VALUE      MATURITY   REPRICING
                                        ------------------   --------    --------   ---------
                                         AMOUNT      YIELD    AMOUNT      YIELD       YIELD
                                        --------     -----   --------    --------   ---------
                                                        (DOLLARS IN MILLIONS)
Securities Held to Maturity:(1)
  U.S. Gov. agencies and corporations:
    Mortgage-backed...................  $  422.1     7.03%   $  424.3       1.8         1.8
    Other.............................      27.5     5.46        27.3        .8          .4
  Obligations of states and political
    subdivisions(2)...................      42.7     6.09        44.3       9.7         9.7
  Other debt securities:
    Mortgage-backed...................     104.9     6.89       104.6       1.7         1.6
    Other.............................     117.8     7.81       122.7       5.2          .1
                                        --------     ----    --------     -----       -----
        Total debt securities held to
          maturity....................  $  715.0(3)  7.02%   $  723.2       2.7         1.8
                                        ========     ====    ========     =====       =====
Securities Available for Sale:(1)
  U.S. Gov. agencies and corporations:
    Mortgage-backed...................  $2,233.2     7.09%   $2,233.8       3.6         3.4
    Other.............................     560.6     6.91       560.0       1.7         1.7
  Obligations of states and political
    subdivisions(2)...................     179.0     8.55       182.7       8.5         8.5
  Other debt securities:
    Mortgage-backed...................     334.8     6.92       333.7       4.3         4.3
                                        --------     ----    --------     -----       -----
        Total debt securities
          available for sale..........   3,307.6     7.12%    3,310.2       3.6         3.2
                                        ========     ====    ========     =====       =====
        Total equity securities.......      85.3                 85.3
        Total securities available for
          sale                          $3,392.9             $3,395.5(3)
                                        ========     ====    ========     =====       =====
Total Securities:
  Total debt securities...............  $4,022.6     7.10%   $4,033.4       3.4         3.0
                                        ========     ====    ========     =====       =====
  Total equity securities.............      85.3                 85.3
  Total securities....................  $4,107.9             $4,118.7
                                        ========     ====    ========     =====       =====

-------------------------

(1) Yields on all securities were computed based on carrying value.

(2) Yields presented on a taxable equivalent basis, based on the statutory federal income tax rate, adjusted for applicable state income taxes net of the related federal tax benefit.

(3) Securities held to maturity were reported on the consolidated balance sheet at amortized cost and securities available for sale were reported on the consolidated balance sheet at fair value for a combined carrying value of $4,110.5 million.

                        TABLE 5:   MATURITIES OF LOANS,
                          EXCLUSIVE OF CONSUMER LOANS

                                                 MATURITIES AT DECEMBER 31, 1997
                                            -----------------------------------------
                                             WITHIN      1-5       AFTER
                                             1 YEAR     YEARS     5 YEARS     TOTAL
                                            --------   --------   --------   --------
                                                      (DOLLARS IN MILLIONS)
Commercial loans..........................  $1,830.4   $2,185.1   $  555.4   $4,570.9
Real estate -- construction loans.........     183.9      140.0       76.6      400.5
Real estate -- commercial mortgages and
  other...................................     411.9      499.4      463.4    1,374.7
                                            --------   --------   --------   --------
          Total...........................  $2,426.2   $2,824.5   $1,095.4   $6,346.1
                                            ========   ========   ========   ========
For maturities over one year:
  Loans with fixed interest rates.........             $1,763.1   $  729.3   $2,492.4
  Loans with floating interest rates......              1,061.4      366.1    1,427.5
                                                       --------   --------   --------
          Total...........................             $2,824.5   $1,095.4   $3,919.9
                                                       ========   ========   ========

                      TABLE 6:   ALLOWANCE FOR LOAN LOSSES

                                                            YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1997       1996       1995       1994       1993
                                              --------   --------   --------   --------   --------
                                                             (DOLLARS IN THOUSANDS)
Allowance for loan losses, January 1........  $185,470   $191,134   $185,309   $198,544   $258,302
  Loans charged off:
    Commercial..............................    19,214     10,100      4,661     11,784     13,390
    Consumer -- amortizing mortgages........     2,242      1,995      1,679      1,700      2,660
    Consumer -- other.......................    31,494     31,909     23,620     15,878     18,750
    Real estate -- construction.............       625        119        732        132        634
    Real estate -- commercial mortgages and
      other.................................       725      1,616        380      1,331      1,883
                                              --------   --------   --------   --------   --------
         Total charge-offs..................    54,300     45,739     31,072     30,825     37,317
                                              --------   --------   --------   --------   --------
  Recoveries of loans previously charged
    off:
    Commercial..............................     6,626     12,655      7,607     12,939     15,596
    Consumer -- amortizing mortgages........     1,376      1,475      1,638      1,753      2,700
    Consumer -- other.......................    16,476     14,316     12,498     12,709     12,290
    Real estate -- construction.............       133         76        652        764      1,526
    Real estate -- commercial mortgages and
      other.................................     3,762      2,025      1,034      2,136      1,556
                                              --------   --------   --------   --------   --------
         Total recoveries...................    28,373     30,547     23,429     30,301     33,668
                                              --------   --------   --------   --------   --------
  Net charge-offs...........................    25,927     15,192      7,643        524      3,649
                                              --------   --------   --------   --------   --------
  Net change in allowance due to
    subsidiaries purchased/sold.............     8,000      4,188     11,225      1,547      1,296
Provision charged (credited) to operating
  expenses..................................    12,500      5,340      2,243    (14,669)   (57,405)
Adjustment for change in fiscal year of
  pooled company............................        --         --         --        411         --
                                              --------   --------   --------   --------   --------
Balance, December 31........................  $180,043   $185,470   $191,134   $185,309   $198,544
                                              ========   ========   ========   ========   ========
Allocation of allowance for loan losses, end
  of year:
  Commercial................................  $ 59,810   $ 58,387   $ 55,428   $ 52,447   $ 51,049
  Consumer loans............................    40,702     42,278     36,603     35,914     46,221
  Real estate...............................    15,899     15,316     17,311     19,872     24,225
  Unallocated/general.......................    63,632     69,489     81,792     77,076     77,049
                                              --------   --------   --------   --------   --------
Balance, December 31........................  $180,043   $185,470   $191,134   $185,309   $198,544
                                              ========   ========   ========   ========   ========
Net charge-offs as a percent of average
  loans, net................................       .23%       .15%       .09%       .01%       .06%
Allowance to net loans (end of year)........      1.55       1.74       1.91       2.31       2.80
                                              ========   ========   ========   ========   ========
Percent of total year-end loans:
  Commercial................................      39.2%      38.7%      38.3%      40.0%      37.7%
  Consumer -- amortizing mortgages..........      23.9       25.5       26.0       23.8       25.5
  Consumer -- other.........................      21.7       21.0       21.1       21.7       22.1
  Real estate -- construction...............       3.4        3.4        3.1        2.8        2.6
  Real estate -- commercial mortgages and
    other...................................      11.8       11.4       11.5       11.7       12.1
                                              --------   --------   --------   --------   --------
         Total percent of year-end loans....     100.0%     100.0%     100.0%     100.0%     100.0%
                                              ========   ========   ========   ========   ========

                    TABLE 7:   NONPERFORMING ASSET ACTIVITY

                                               YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------------
                                   1997       1996       1995       1994       1993
                                 --------   --------   --------   --------   --------
                                                (DOLLARS IN THOUSANDS)
Balance, January 1.............  $ 45,248   $ 57,365   $ 53,180   $ 85,404   $147,840
  Transfers in and new
     foreclosed properties.....    47,199     24,061     34,166     23,391     56,614
  Change in nonperforming
     assets due to subsidiaries
     purchased.................     1,279      2,348      6,393      2,045        199
  Payments received............   (18,881)   (23,085)   (28,196)   (20,923)   (69,649)
  Proceeds from sales of
     foreclosed properties.....   (12,910)   (10,872)   (11,426)   (24,174)   (31,714)
  Net gains on sales...........     5,127      5,113      5,963      7,557      4,528
  Charge-offs and writedowns...   (12,917)    (7,871)    (2,091)   (10,740)   (10,191)
  Return to earning status.....   (10,828)    (1,811)      (624)    (8,232)   (12,482)
  Other........................        --         --         --       (969)       259
  Adjustment for change in
     fiscal year for pooled
     company...................        --         --         --       (179)        --
                                 --------   --------   --------   --------   --------
Balance, December 31...........  $ 43,317   $ 45,248   $ 57,365   $ 53,180   $ 85,404
                                 ========   ========   ========   ========   ========

                                                   DECEMBER 31,
                                  -----------------------------------------------
                                   1997      1996      1995      1994      1993
                                  -------   -------   -------   -------   -------
                                              (DOLLARS IN THOUSANDS)
Nonaccrual loans................  $36,294   $32,716   $41,122   $37,230   $53,369
Restructured loans..............       --       694        --        --        54
                                  -------   -------   -------   -------   -------
          Total nonperforming
             loans..............   36,294    33,410    41,122    37,230    53,423
Foreclosed properties...........    7,023    11,838    16,243    15,950    31,981
                                  -------   -------   -------   -------   -------
          Total nonperforming
             assets.............  $43,317   $45,248   $57,365   $53,180   $85,404
                                  =======   =======   =======   =======   =======
Nonperforming assets to total
  loans plus foreclosed
  properties(1).................      .37%      .43%      .57%      .66%     1.20%
                                  =======   =======   =======   =======   =======
90 days or more past due on
  accrual.......................  $26,875   $21,422   $10,890   $ 7,585   $ 7,699
                                  =======   =======   =======   =======   =======

-------------------------

(1) Excludes loans 90 days or more past due on accrual.

              TABLE 8:   CERTIFICATES OF DEPOSIT $100,000 AND OVER

                                                               MATURITIES AT
                                                               DECEMBER 31,
                                                          -----------------------
                                                             1997         1996
                                                          ----------   ----------
                                                              (IN THOUSANDS)
3 months or less........................................  $  718,777   $  661,653
Over 3 through 6 months.................................     319,841      238,301
Over 6 through 12 months................................     232,178      200,953
Over 12 months..........................................     119,352      148,286
                                                          ----------   ----------
          Total.........................................  $1,390,148   $1,249,193
                                                          ==========   ==========

                      TABLE 9:   QUARTERLY FINANCIAL DATA

                                                     THREE MONTHS ENDED
                                     ---------------------------------------------------
                                     DECEMBER 31    SEPTEMBER 30    JUNE 30    MARCH 31
                                     ------------   -------------   --------   ---------
                                       (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
1997
Net interest income................    $171,094       $165,747      $162,288   $162,994
Net interest income, taxable
  equivalent basis(1)..............     174,067        168,501       164,845    165,775
Provision for loan losses..........       6,875          1,875         1,875      1,875
Noninterest income.................     107,170        100,085        95,626     92,880
Noninterest expense................     171,087        168,321       165,378    164,945
Net income.........................      63,343         60,496        57,270     56,643
                                       --------       --------      --------   --------
Selected per Share Data:
  Net income:
     Basic.........................    $    .60       $    .57      $    .54   $    .52
     Diluted.......................         .58            .56           .53        .51
  Cash dividends paid..............         .20            .20           .20       .155
  Common stock price
     High..........................       55.38          50.13         40.00      34.63
     Low...........................       43.75          38.00         29.63      28.00
     Last trade....................       49.75          48.88         38.38      31.81
                                       --------       --------      --------   --------
Selected Ratios:
  Return on average assets
     (annualized)..................        1.45%          1.41%         1.37%      1.36%
  Return on average equity
     (annualized)..................       16.46          16.08         15.82      15.26
  Net interest margin..............        4.39           4.34          4.36       4.40
                                       ========       ========      ========   ========
1996
Net interest income................    $155,273       $152,235      $143,843   $141,910
Net interest income, taxable
  equivalent basis(1)..............     157,989        155,188       146,747    144,613
Provision for loan losses..........       1,335          1,335         1,335      1,335
Noninterest income.................      91,389         88,869        60,745     62,746
Noninterest expense................     162,651        162,444       122,476    124,092
Net income.........................      52,949         49,619        51,325     51,289
                                       --------       --------      --------   --------

                                                     THREE MONTHS ENDED
                                     ---------------------------------------------------
                                     DECEMBER 31    SEPTEMBER 30    JUNE 30    MARCH 31
                                     ------------   -------------   --------   ---------
                                       (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Selected Per Share Data:
  Net income:
     Basic.........................    $    .51       $    .47      $    .49   $    .49
     Diluted.......................         .50            .46           .49        .48
  Cash dividends paid..............        .155           .155          .155        .14
  Common stock price
     High..........................       29.38          24.13         22.81      24.25
     Low...........................       23.88          20.38         21.06      21.19
     Last trade....................       28.81          24.00         21.06      22.25
                                       --------       --------      --------   --------
Selected Ratios:
  Return on average assets
     (annualized)..................        1.32%          1.24%         1.32%      1.33%
  Return on average equity
     (annualized)..................       14.61          14.07         15.32      15.44
  Net interest margin..............        4.32           4.26          4.14       4.10
                                       ========       ========      ========   ========

-------------------------

(1) Adjusted to a taxable equivalent basis based on the statutory federal income tax rates, adjusted for applicable state income taxes net of the related federal tax benefit.

                TABLE 10:   CONSOLIDATED YEAR-END BALANCE SHEETS

                                                                  DECEMBER 31,
                                       -------------------------------------------------------------------
                                          1997          1996          1995          1994          1993
                                       -----------   -----------   -----------   -----------   -----------
                                                                 (IN THOUSANDS)
                                                  ASSETS

Cash and due from banks..............  $   987,520   $   998,302   $   865,550   $   849,153   $   832,451
Securities:
  U.S. Treasury and other U.S.
    Government agencies and
    corporations.....................    3,243,447     3,499,549     2,956,035     3,309,827     3,708,044
  Obligations of states and political
    subdivisions.....................      225,410       220,241       177,275       128,492       131,268
  Other..............................      641,664       400,114       338,691       233,814        46,982
                                       -----------   -----------   -----------   -----------   -----------
        Total securities.............    4,110,521     4,119,904     3,472,001     3,672,133     3,886,294
                                       -----------   -----------   -----------   -----------   -----------
Federal funds sold and securities
  purchased under agreements to
  resell.............................      189,542       209,317       732,057       252,243       362,000
Loans:
  Commercial.........................    4,570,941     4,118,480     3,833,265     3,221,391     2,682,558
  Consumer-amortizing mortgages......    2,783,097     2,717,894     2,600,040     1,912,596     1,816,943
  Consumer-other.....................    2,524,577     2,239,558     2,116,345     1,747,035     1,572,801
  Real estate-construction...........      400,557       361,451       309,264       227,016       183,441
  Real estate-commercial mortgages
    and other........................    1,374,661     1,209,748     1,152,795       938,952       861,398
                                       -----------   -----------   -----------   -----------   -----------
        Total loans..................   11,653,833    10,647,131    10,011,709     8,046,990     7,117,141
        Unearned discount............      (12,101)      (14,466)      (12,072)      (19,848)      (31,757)
                                       -----------   -----------   -----------   -----------   -----------
  Loans, net of unearned discount....   11,641,732    10,632,665     9,999,637     8,027,142     7,085,384
  Allowance for loan losses..........     (180,043)     (185,470)     (191,134)     (185,309)     (198,544)
                                       -----------   -----------   -----------   -----------   -----------
        Total net loans..............   11,461,689    10,447,195     9,808,503     7,841,833     6,886,840
                                       -----------   -----------   -----------   -----------   -----------
Premises and equipment, net..........      362,047       310,584       273,759       242,696       234,826
Other assets.........................      723,117       720,708       576,020       558,630       410,533
                                       -----------   -----------   -----------   -----------   -----------
        Total Assets.................  $17,834,436   $16,806,010   $15,727,890   $13,416,688   $12,612,944
                                       ===========   ===========   ===========   ===========   ===========

                                               LIABILITIES
Deposits:
  Demand (noninterest-bearing).......  $ 2,647,765   $ 2,565,084   $ 2,378,146   $ 2,207,757   $ 2,126,404
  Interest-bearing...................   10,757,692    10,283,284     9,802,041     8,146,682     7,955,861
                                       -----------   -----------   -----------   -----------   -----------
        Total deposits...............   13,405,457    12,848,368    12,180,187    10,354,439    10,082,265
                                       -----------   -----------   -----------   -----------   -----------
Federal funds purchased and
  securities sold under agreements to
  repurchase.........................    1,614,931     1,472,277     1,355,431     1,415,397     1,169,301
Other short-term borrowings..........      354,708       225,124       182,338        79,232        96,958
Long-term debt.......................      596,218       430,562       421,791       271,473        77,053
Other liabilities....................      319,145       379,706       253,558       184,925       167,917
                                       -----------   -----------   -----------   -----------   -----------
        Total Liabilities............   16,290,459    15,356,037    14,393,305    12,305,466    11,593,494
                                       -----------   -----------   -----------   -----------   -----------
Shareholders' Equity
  Common stock.......................      265,080       262,775       261,070       246,457       242,930
  Additional paid-in capital.........      163,902       239,661       241,213       200,169       199,621
  Retained earnings..................    1,126,803       953,062       811,606       679,146       557,754
  Deferred compensation on restricted
    stock............................      (13,341)       (2,066)       (1,263)       (2,161)       (1,851)
  Employee Stock Ownership Plan......         (163)         (443)         (661)         (781)       (1,053)
  Net unrealized gains (losses) on
    securities available for sale,
    net of tax.......................        1,696        (3,016)       22,620       (11,608)       22,049
                                       -----------   -----------   -----------   -----------   -----------
        Total Shareholders' Equity...    1,543,977     1,449,973     1,334,585     1,111,222     1,019,450
                                       -----------   -----------   -----------   -----------   -----------
        Total Liabilities and
          Shareholders' Equity.......  $17,834,436   $16,806,010   $15,727,890   $13,416,688   $12,612,944
                                       ===========   ===========   ===========   ===========   ===========

                      ADDITIONAL INFORMATION ABOUT PIONEER

                                    BUSINESS

GENERAL

Pioneer is a Delaware corporation that is a bank holding company registered with the Federal Reserve Board under the BHC Act. Pioneer was incorporated July 8, 1991, by the management of its principal subsidiary, Pioneer Bank. The holding company formation was consummated on September 30, 1992, at which time Pioneer acquired all of the outstanding shares of the common stock of Pioneer Bank in exchange for 1,400,000 shares of Pioneer Common Stock. Pioneer's principal business is owning three subsidiary banks, Pioneer Bank, Valley Bank and Pioneer Bank, f.s.b. (collectively, the "BANKS"), and supervising and coordinating the activities of Pioneer Bank's subsidiaries and affiliates. Pioneer coordinates the financial resources of the consolidated enterprise and maintains financial, operational and administrative systems allowing for the centralized evaluation of subsidiary operations and coordination of selected policies and activities. Pioneer derives substantially all of its income from the Banks through management fees, dividends and undistributed earnings of the subsidiaries. The management fee agreement is an arrangement between the Banks and Pioneer where chargeable affiliate expenses incurred by Pioneer are paid directly by the subsidiaries. The dividends paid to Pioneer are determined generally in relation to the subsidiaries' earnings, growth and capital positions. As a bank holding company, Pioneer is a legal entity separate and distinct from the subsidiaries, each of which is managed as a separate entity.

DEMOGRAPHIC AND ECONOMIC CHARACTERISTICS OF THE MARKETS

PIONEER BANK'S MARKET

The following market analysis for Pioneer Bank was obtained from statistics maintained by the Tennessee State Planning Office and the University of Tennessee at Knoxville, Center for Business and Economic Research as well as the Hamilton County Chamber of Commerce. Growth of employment within the Chattanooga Metropolitan Statistical Area ("MSA"), which includes Hamilton and Marion Counties, Tennessee, and Catoosa, Dade and Walker Counties, Georgia, decreased slightly from 3.9% in 1996 to 3.4% in 1997. From year to year, the civilian labor force and the total employed individuals remained unchanged and the unemployment rate decreased from 4.7% to 4.1%. Average weekly earnings and average hours worked (by production workers) increased by 2.5% and .7%, respectively, from 1996 to 1997 continuing a trend that began in late 1995. The general increase in economic statistics for 1997 indicates the economy is growing at a moderate pace.

The population of Hamilton County for years 1980, 1990 and 1997 (estimated) was 287,740, 285,536 and 306,644, respectively. The population of Marion County for such years was 24,416, 24,860, and 28,533 (estimate), respectively. The Chattanooga MSA population has grown from 364,526 in 1970, to 417,935 in 1980, to 424,347 in 1990, and was estimated to be approximately 448,000 in 1997.

Hamilton County commerce has been relatively strong from 1996 to 1997 with some exceptions. The primary industries in the Chattanooga MSA are services, manufacturing and retail trade. Taxable retail sales rose 6.2% from $3,225.4 million to $3,425.7 million (estimated), total new cars and trucks sold decreased 8.8% from 18,141 to 16,548 (estimated) and hotel/motel tax collected increased 3.9% from $2,796,131 to $2,906,288. Within the Chattanooga MSA, the number of houses sold during 1997 increased by 5.4% to 4,129 (estimated) from 3,916 in 1996. During 1996, stable rates contributed to continued growth in housing sales. During 1997, housing sales were sluggish in the first six months of the year, but increased during the third and fourth quarters, because of a decrease in residential mortgage interest rates.

Hamilton County building permits on an aggregate basis decreased by 6.6% from $397,306,543 in 1996 to $371,148,400 (estimated) in 1997. More specifically, the number of residential single family dwelling permits decreased 6.2% from 1,540 to 1,444 (estimated) with values increasing 2.4% from $155,259,161 to $158,980,452 (estimated), respectively. Residential duplex permits decreased 11.1% from 27 to 24 (estimated) with values increasing 4.2% from $2,880,292 to $3,002,060 (estimated), respectively. Residential apartment permits decreased from 15 to 12 (estimated) with the aggregate values of such complexes increasing 39.6% from $1,859,554 to $2,595,464 (estimated), respectively. Residential alteration permits increased 11.8% from 1,388 to 1,552 (estimated) and the values increased 12.9% from $25,858,333 to $29,217,452 (estimated) in 1996 and 1997, respectively. New nonresidential permits increased 8.1% from 259 to 280 (estimated) in 1996 and 1997, respectively, with values decreasing 24.7% from $150,475,360 to $113,371,796 (estimated) in 1996 and 1997, respectively.
Nonresidential alterations increased 18.0% from 610 to 720 (estimated) with values increasing 31.3% from $60,974,143 to $80,063,836 (estimated).

VALLEY BANK'S MARKET

Valley Bank conducts business in Monroe and McMinn Counties, Tennessee, which are located approximately 60 miles northeast of Chattanooga on Interstate 75. The current rate of population growth of these counties approximates 6% per decade. The aggregate population of Monroe and McMinn Counties in 1997 was 78,995. Per capita income levels were $13,501 and $15,487 (in 1996) for Monroe and McMinn Counties, respectively, and are below Tennessee and national averages of $19,285 and $23,854, respectively for the same period. The annual unemployment rate of 7.9% for 1997 is relatively stable from 1996, but remains above the state and national unemployment levels of 5.1% and 4.6%, respectively. Total employment increased by 1.8% from 1996 to 1997. The primary industry in the region is manufacturing, which represents approximately 50% of the jobs in the area.

Annual retail sales in this market continued to increase during 1997 continuing a trend beginning in 1995. On an annualized basis, the total retail sales of durable goods was up 6.5% from 1996 levels, as opposed to an increase of 11.7% from 1995 to 1996. Furthermore, quarterly sales tax payments increased on average 7.1% from 1996 to 1997.

PIONEER BANK, F.S.B.'S MARKET

Pioneer Bank, f.s.b. conducts business in the same market as Pioneer Bank and in the Northwest Georgia area including Whitfield and Catoosa Counties, which are located within a thirty mile radius south of Chattanooga on Interstate 75. The estimated aggregate population of Whitfield and Catoosa Counties in 1996 was 128,837 with a projected population growth of 4.30% by the year 2000. The labor force size in 1997 was 47,184 and 24,261 for each of the counties, respectively and unemployment rates were 4.5% and 3.7%, respectively, in 1997, which is consistent with the state unemployment rate of 3.7%. The primary industry in Northwest Georgia is carpeting and industries related to carpeting; however, there are also other significant service and manufacturing industries. There has been steady industrial growth in Northwest Georgia during the 1970's and 1980's, but the industrial growth rate has been significantly higher during the 1990's and the trend is expected to continue. Certain estimates project the aggregate population in the north Georgia area may be large enough to be considered a metropolitan area by the year 2000.

PIONEER BANK

GENERAL

Pioneer Bank commenced operations in 1916 pursuant to a charter granted by the State of Tennessee. Pioneer Bank offers a wide array of deposit accounts and retail services, engages in consumer and commercial lending, provides a variety of trust and fiduciary services and offers securities brokerage services through Pioneer Securities, Inc., a wholly-owned subsidiary commencing business in the Fall 1995. At December 31, 1997 Pioneer Bank operated 22 branch locations in Hamilton and Marion Counties, Tennessee. Pioneer Bank currently has one branch under construction in Dunlap, Tennessee in Sequatchie County. Pioneer Bank had $747,706,786 in assets, $577,802,304 in deposits and $72,596,431 of stockholders' equity on December 31, 1997.

LOANS

Pioneer Bank utilizes the following categories to segregate its loan portfolio: consumer loans, commercial loans and real estate loans. The consumer loan category represents all types of consumer installment loans, including credit cards, both secured and unsecured. Commercial loans contain both secured and unsecured credits including, but not limited to, the following types of collateral: equipment, fixtures, inventory and accounts receivable. Real estate construction, residential real estate and commercial real estate loans are primarily secured by first mortgages. Underwriting criteria are governed by Pioneer Bank's loan policy as approved by its Board of Directors. Policy exceptions are permitted with approval of either the Loan Committee or authorized loan officers. Generally, loans secured by real estate with improvements are limited to an 80% loan-to-value ratio. However, a more stringent loan-to-value ratio of 75% is applied to loans secured by unimproved land with plans for development. Loans collateralized by unimproved or raw land with no development plans are limited to a loan-to-value ratio of 65%. First and second lien positions are considered in the aggregate when determining loan-to-value ratios. Direct automobile loans are limited to 85% of the NADA valuation or the purchase price, whichever is less. Indirect automobile loans are limited to 115% of sticker price of the automobile. Loans secured with used and new specialized equipment and machinery are limited to 70% and 80% of the estimated fair value of the collateral, respectively.

As of December 31, 1997, loans with fixed interest rates totaled $339.3 million or 65.9% of total loans, with $32.6 million maturing in less than three months and $32.2 million maturing in three months to one year. Those maturing in one to five years totaled $245.7 million. Fixed rate loans with a maturity in excess of five years were $28.8 million. As of December 31, 1997, floating rate loans repricing quarterly or more frequently totaled $162.7 million. Floating rate loans repricing annually or more frequently, but less frequently than quarterly totaled $3.2 million. Floating rate loans repricing less frequently than five years totaled $9.4 million. Management reviews the asset/liability gap monthly and adjusts its interest rate sensitivity strategy accordingly.

Pioneer Bank participates as an intermediary for the secondary market underwriting of residential loans. In such a secondary market transaction, the secondary market lender underwrites and funds the loan and Pioneer Bank closes the loan without recording the loan on Pioneer Bank's accounting records. Pioneer Bank does not have a policy requiring all real estate first mortgage loans be conforming to the secondary market's underwriting standards.

Participation loans purchased are subject to Pioneer Bank's underwriting criteria as described in the lending policy. Pioneer Bank has sold participations in loans to other financial institutions for a total of $9.4 million as of December 31, 1997. Pioneer Bank also participates in the Small Business Association's lending program and has $281,632 in participations sold to other financial institutions as of December 31, 1997. Pioneer Bank has not purchased any loan participations from other financial institutions as of December 31, 1997.

As defined by Tennessee Code Annotated, Section 45-2-1102, Pioneer Bank's legal lending limit, either secured or unsecured, with Board approval is any amount up to, but no more than, 25% of common stock, surplus and undivided profits. As of December 31, 1997, Pioneer Bank had a legal lending limit of $18,149,000.

VALLEY BANK

GENERAL

Valley Bank began operations in 1884 in Sweetwater, Tennessee as the thirteenth bank to be granted a charter by the State of Tennessee. Valley Bank offers a wide array of deposit accounts and retail services and engages in consumer, commercial, and real estate lending. At year end 1997, Valley Bank had nine branch locations in Monroe and McMinn Counties, Tennessee. Valley Bank had $190,964,785 in assets, $162,921,743 in deposits and $16,471,229 of stockholders' equity on December 31, 1997.

LOANS

Valley Bank categorizes its loans similar to Pioneer Bank with the following segregation categories for its portfolio: consumer loans, commercial loans and real estate loans. The consumer loan category represents all types of consumer installment loans, including credit cards, both secured and unsecured. Commercial loans contain both secured and unsecured credits including, but are not limited to, the following types of collateral: equipment, fixtures, inventory and accounts receivable. Real estate construction, residential real estate and commercial real estate are primarily secured by first mortgages. Underwriting criteria are governed by Valley Bank's loan policy as approved by the Valley Bank Board of Directors. Policy exceptions are permitted with the approval of either the Board, the bank president, the Loan Committee or a senior officer. Generally, loans secured by real estate with improvements are limited to an 80% loan-to-value ratio. However, a more stringent loan-to-value ratio of 75% is applied to loans secured by unimproved land with plans for development. Loans collateralized by unimproved or raw land with no development plans are limited to a loan-to-value ratio of 65%. First and second lien positions are considered in the aggregate when determining loan-to-value ratios. Automobile loans are limited to 85% of the NADA valuation or the purchase price, whichever is less. Loans secured with used and new specialized equipment and machinery are limited to 70% and 80% of the estimated fair value of the collateral, respectively.

As of December 31, 1997 fixed rate loans totaled $75.8 million with $9.7 million maturing in less than three months and $14.9 million maturing in three months to one year. Those maturing in one to five years totaled $49.2 million. Fixed rate loans with a maturity in excess of five years were $2.0 million. As of December 31, 1997 floating rate loans repricing quarterly or more frequently totaled $27.8 million.

Floating rate loans repricing annually or more frequently but less frequently than quarterly totaled $7.3 million. Floating rate loans repricing every five years or more frequently, but less than annually totaled $15.0 million. Management reviews the asset/liability gap monthly and adjusts the interest rate sensitivity strategy accordingly.

Valley Bank participates as intermediary for the secondary market underwriting of residential loans. Valley Bank does not have a policy that requires all real estate first mortgage loans be conforming to the secondary market's underwriting standards.

Participation loans purchased are subject to Valley Bank's underwriting criteria as described in the lending policy. Valley Bank has purchased $7.7 million in participation loans as of December 31, 1997. Valley Bank participates in the Small Business Administration's lending program and had $205,385 in participations sold to other institutions as of December 31, 1997.

Valley Bank's legal lending limit with Board approval is any amount up to, but no more than, 25% of common stock, surplus and undivided profits. As of December 31, 1997 Valley Bank had a legal lending limit, either secured or unsecured, of $4,118,000.

PIONEER BANK, F.S.B.

GENERAL

Pioneer Bank, f.s.b. commenced operations on September 9, 1997. Pioneer's applications to the OTS and the FDIC to organize and subsequently purchase a Tennessee based, de novo, federal savings bank was approved during the third quarter of 1997. Pioneer Bank, f.s.b. offers a wide array of deposit accounts and retail services and engages in consumer, commercial, and real estate lending. At year end 1997, Pioneer Bank, f.s.b. had a total of two branch locations in Whitfield County, Georgia and Hamilton County, Tennessee. Pioneer Bank, f.s.b had $23,276,213 in assets, $15,284,311 deposits and $7,775,527 of stockholders' equity on December 31, 1997.

LOANS

Pioneer Bank, f.s.b. categorizes its loans similar to Pioneer Bank with the following segregation categories for its portfolio: consumer loans, commercial loans and real estate loans. The consumer loan category represents all types of consumer installment loans, both secured and unsecured. Commercial loans contain both secured and unsecured credits including, but are not limited to, the following types of collateral: equipment, fixtures, inventory and accounts receivable. Real estate construction, residential real estate and commercial real estate are primarily secured by first mortgages. Underwriting criteria are governed by Pioneer Bank, f.s.b.'s loan policy as approved by the Pioneer Bank, f.s.b.'s Board of Directors. Policy exceptions are permitted with the approval of either the Board, the bank president, the Loan Committee or a senior officer. Generally, loans secured by real estate with improvements are limited to an 80% loan-to-value ratio. However, a more stringent loan-to-value ratio of 75% is applied to loans secured by unimproved land with plans for development. Loans collateralized by unimproved or raw land with no development plans are limited to a loan-to-value ratio of 65%. First and second lien positions are considered in the aggregate when determining loan-to-value ratios. Automobile loans are limited to 85% of the NADA valuation or the purchase price, whichever is less. Loans secured with used and new specialized equipment and machinery are limited to 70% and 80% of the estimated fair value of the collateral, respectively.

As of December 31, 1997 fixed rate loans totaled $7.3 million with $1.5 million maturing in less than three months and $517,608 maturing in three months to one year. Those maturing in one to five years totaled $5.2 million. Fixed rate loans with a maturity in excess of five years were $52,302. As of December 31, 1997 floating rate loans repricing quarterly or more frequently totaled $2.8 million. Floating rate loans repricing annually or more frequently but less frequently than quarterly totaled $400,879. Management reviews the asset/liability gap monthly and adjusts the interest rate sensitivity strategy accordingly.

Pioneer Bank, f.s.b. participates as intermediary for the secondary market underwriting of residential loans. Pioneer Bank, f.s.b. does not have a policy that requires all real estate first mortgage loans be conforming to the secondary market's underwriting standards.

Participation loans purchased are subject to Pioneer Bank, f.s.b.'s underwriting criteria as described in the lending policy. Pioneer Bank, f.s.b. did not have any purchased participation loans as of December 31, 1997. Pioneer Bank, f.s.b. participates in the Small Business Administration's lending program and had $281,632 in participations sold to other institutions as of December 31, 1997.

Pioneer Bank, f.s.b.'s legal lending limit with Board approval is any amount up to, but no more than, 25% of common stock, surplus and undivided profits. As of December 31, 1997 Pioneer Bank, f.s.b. had a legal lending limit, either secured or unsecured, of $1,944,000.

NON-BANKING ACTIVITIES

PIONEER BANK

Pioneer Bank has two wholly owned subsidiaries, Pioneer Securities, Inc. ("PSI") and Center Finance Corporation. PSI is a securities broker-dealer providing securities and other nondeposit products and services to bank customers, as well as non-bank customers. Pioneer Bank has two trusteed affiliates, Frontier Corporation, a real estate management and development company, and Valley Company, Inc., a trust company. These Tennessee corporations are affiliates through a trust agreement for the benefit of Pioneer Bank shareholders. The trust agreements were established for 99 years, and are to expire in the year 2055. Through the trusteed affiliates of Pioneer Bank, credit related insurance products and real estate used for banking facilities are provided to Pioneer Bank. Revenues from these activities do not presently constitute a significant portion of Pioneer's total operating revenues. During 1996, Pioneer Bank purchased the stock of a trusteed affiliate's wholly owned subsidiary, Center Loan & Thrift ("CENTER"), and changed Center's name to Center Finance Corporation. Center is now engaged in consumer finance and related activities in Hamilton and Marion Counties. Pioneer may engage in other activities permissible for bank and bank holding company subsidiaries, subject to approval by appropriate regulatory authorities.

                                  COMPETITION

Pioneer Bank and Pioneer Bank, f.s.b. operate in highly competitive market areas, the Chattanooga MSA which includes Hamilton and Marion Counties, Tennessee and nearby parts of Northwest Georgia. Competition in these markets is not only from other banks who perform a very wide spectrum of banking activities, but it also from other types of financial institutions who compete for deposits, commercial, fiduciary and investment services and various types of loans and certain other financial services. Pioneer Bank and Pioneer Bank, f.s.b. together vie for interest-bearing funds with a number of other financial intermediaries and investment alternatives, including mutual funds, brokerage firms, governmental and corporate bonds, and other securities. Competitors include not only financial institutions headquartered in the State of Tennessee, but also a number of large out-of-state bank holding companies and other financial institutions who have an established market presence in the State of Tennessee and the Chattanooga MSA. In addition, recent legislative and regulatory changes and technological advances have enabled customers to conduct banking activities without regard to geographical barriers through computer based banking and similar services.

Valley Bank conducts business in a generally rural market area, Monroe and McMinn Counties, Tennessee. Competition for traditional banking services, such as loans and deposits, is less intense than in the Chattanooga MSA. In Valley Bank's market, the principal financial institutions competing for loan products include other community banks and credit unions. Competition for deposits comes from these financial intermediaries, as well as brokerage firms in the form of non-insured investment securities, such as mutual funds, stocks or bonds. Management believes competition in this market will intensify.

Pioneer believes intense competition for banking business among bank holding companies and other providers of financial services will continue and competition may further intensify as interstate bank branching becomes more prevalent. It is anticipated additional consolidation of smaller banks into larger institutions will continue in the State of Tennessee for the foreseeable future.

                                   EMPLOYEES

As of December 31, 1997, Pioneer and its subsidiaries had approximately 498 full time equivalent employees. Pioneer maintains training and educational opportunities through its in-house training facility, Pioneer University. Coordinating job required skills with educational and training opportunities is the primary function of Pioneer University. Pioneer University offers tuition reimbursement for college degrees, including master's programs, so long as the course study is related to business. Pioneer maintains affirmative action programs designed to prepare employees for positions of increasing responsibility in both management and operations, and provides a variety of benefit programs including group life, health, accident and other insurance and retirement plans. None of Pioneer's employees are covered by a collective bargaining agreement, and Pioneer believes its employee relations are generally good.

                                   PROPERTIES

Pioneer, through its subsidiaries and affiliates, owns or leases buildings used in the normal course of its business. The main offices of Pioneer at 801 Broad Street, Chattanooga, Tennessee, are located in a 125,000 square-foot office building, owned by Pioneer. Pioneer also owns a 54,000 square foot, six story office building adjacent to the main offices, as well as a five story parking facility with approximately 22,500 square-feet of rental space located across the street. The book value of these three facilities was $4.8 million as of December 31, 1997. No property owned by Pioneer is subject to a mortgage.

As of December 31, 1997, the net book value of Pioneer Bank's branch facilities was $5.1 million. Pioneer Bank's 22 branches are mostly stand-alone commercial buildings. All of them are located within Hamilton County, Marion County and Sequatchie County, Tennessee. The average size of each branch is approximately 3,000 square feet. Pioneer Bank leases two facilities located in two area shopping malls and leases one facility located inside the Wal-Mart store in Kimball, Tennessee. All of the leases have remaining terms of less than five years and certain of these leases may have renewal options. Pioneer Bank has one new branch awaiting regulatory approval. It will be located in the Wal-Mart/ Gunbarrel store in Chattanooga, Tennessee. As of December 31, 1997, Valley Bank's nine branch facilities had a book value of $2.8 million whereas Valley's 18,000 square foot main office located at 401 North Main Street, Sweetwater, Tennessee had a book value of $2.0 million. Valley Bank opened a tenth branch in Decatur, Tennessee in Meigs County subsequent to year end, but has no immediate construction plans for any additional branches in 1998. Valley Bank branches are approximately 3,000 square feet in size. As of December 31, 1997, the book value of Pioneer Bank, f.s.b.'s branch office was $724,415. Pioneer Bank, f.s.b. leases the Dalton facility and owns the Ringgold Road branch which has a land lease from the holding company. All leases have remaining terms of less than five years and certain of these leases may have renewal options. Pioneer Bank, f.s.b. is opening a new facility on Highway 2A in Ft. Oglethorpe, Georgia. See Notes to Consolidated Financial Statements for further information with respect to the amounts at which bank premises, equipment and other real estate are carried.

                               LEGAL PROCEEDINGS

Various claims and lawsuits are pending against Pioneer and the Banks in the normal course of their business. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, after consultation with legal counsel, those claims and lawsuits, when resolved, should not have a material adverse effect on the consolidated results of operation or financial condition of Pioneer and its subsidiaries.

                  VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

The following is a listing of all "persons" (as defined by the Commission) who are the "beneficial owners", as defined by Commission, of more than 5% of the outstanding shares of Pioneer Common Stock as of October 16, 1998.

         NAME AND ADDRESS OF             AMOUNT AND NATURE OF      PERCENT OF
          BENEFICIAL OWNER               BENEFICIAL OWNERSHIP        CLASS
         -------------------             --------------------      ----------
George M. Clark, Jr                            288,222(1)             7.66%
801 Broad Street
Chattanooga, TN 37402
REEP & Co                                      671,424(2)            17.86%
801 Broad Street
Chattanooga, TN 37402
SunTrust Bank, Inc                             212,555(3)             5.70%
25 Park Place, N.E.
Atlanta, GA 30303

-------------------------

(1) Mr. Clark owns 186,122 shares individually; 13,500 shares are held by the Clark Foundation; 88,600 shares are held by Mr. Clark as co-trustee with Pioneer Bank for the benefit of other family members, and as to which he may be deemed to share voting and investment power; 48,720 shares are owned by Mr. Clark's wife, Carole C. Clark, as to which shares Mr. Clark disclaims beneficial ownership.

(2) REEP & Co. is the nominee of the Pioneer Bank Trust Department. The Pioneer Bank Trust Department may be deemed to share voting power with its customers.

(3) SunTrust Bank, Inc. ("SUNTRUST") is the parent company of STI Trust and Investment Operations, Inc., the nominee name for the safekeeping of SunTrust's trust customers' stock certificates. According to the Schedule 13G provided to Pioneer, SunTrust may be deemed to share voting power with its customers.

Set forth below is certain information as of October 16, 1998 regarding those shares of Pioneer Common Stock owned beneficially by each of the members of the Board of Directors of Pioneer, and the directors and officers of Pioneer as a group.

                                                                          PERCENTAGE OF
                                                       AMOUNT AND             COMMON
NAME AND ADDRESS OF                                     NATURE OF             STOCK
BENEFICIAL OWNER                                  BENEFICIAL OWNERSHIP    OUTSTANDING(L)
-------------------                               ---------------------   --------------
Douglas Heuer III...............................           7,839(2)            0.21%
W. O. Hubbuch...................................           7,125               0.19%
Joe N. Little...................................          83,157(3)            2.22%
Sam E. Miles, Jr................................           1,625               0.04%
Ralph M. West, Jr...............................           4,487(4)            0.12%
Clayton Causby..................................           1,100               0.03%
George M. Clark, III............................         108,725(5)            2.89%
Robert T. Farnsworth............................           1,561               0.04%
Rodger B. Holley................................          10,547(6)            0.28%
Carol Jackson...................................          92,941(7)            2.47%
Paul D. Kelly...................................           2,875(8)            0.08%
Ralph L. Kendall................................           6,525(9)            0.17%
D. Ray Marler...................................          20,980               0.56%
Kenneth A. Royse................................           2,125               0.06%
Joseph A Schmissrauter, Jr......................           2,325               0.06%
S. M. Warren....................................          41,043(10)           1.10%
Jimmy E. Wilson.................................           7,145(11)           0.19%
Gregory B. Jones................................           3,532(12)           0.09%
Larry R. Belk...................................          13,612(13)           0.36%
Kenneth C. Dyer, III............................           2,252(14)           0.06%
George M. Clark, Jr. ...........................         288,222(15)           7.66%
James D. Renegar................................              --                 --
All Executive Officers, Directors and Nominees
  for Director as a Group (22 persons)..........         709,743              18.88%

-------------------------

 (1) Information relating to beneficial ownership of Pioneer Common Stock by directors is based upon information furnished by each person using "beneficial ownership" concepts set forth in rules of the Commission under the Exchange Act. Under such rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power", which includes the power to vote or direct the voting of such security, or "investment power", which includes the power to dispose of or to direct the disposition of such security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person maybe deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial ownership. Accordingly, nominees are named as beneficial owners of shares as to which they may disclaim any beneficial interest. Except as indicated in other notes to this table describing special relationships with other persons and specifying shared voting or investment power, directors possess sole voting and investment power with respect to all shares of Pioneer Common Stock set forth opposite their names.

 (2) Includes 5,166 shares held jointly with Mr. Heuer's wife and 1,212 shares held by Mr. Heuer's wife, as to which shares Mr. Heuer may be deemed to share voting and investment power.

 (3) Includes 29,680 shares held by Mr. Little's wife, as to which shares Mr. Little may be deemed to share voting and investment power.

 (4) Includes 2,800 shares held jointly with Mr. West's wife, as to which shares Mr. West may be deemed to share voting and investment power. Includes 1,080 shares under option to purchase which are exercisable within 60 days. Excludes an additional 2,320 shares under option to purchase which are not exercisable within 60 days. Includes 107 shares in Mr. West's Employee Stock Ownership Plan ("ESOP") as to which shares Mr. West may be deemed to share voting and investment power.

 (5) Includes 3,337 shares held by Mr. Clark's wife and 18,316 shares held by Mr. Clark as trustee for his children, where he may be deemed to share voting and investment power. Includes 1,200 shares under option to purchase which are exercisable within 60 days. Excludes an additional 3,500 shares under option which are not exercisable within 60 days. Includes 75 shares in Mr. Clark's ESOP, as to which shares Mr. Clark may be deemed to share voting and investment power.

 (6) Includes 7,200 shares under option to purchase by Mr. Holley which are exercisable within 60 days. Excludes an additional 16,008 shares under option which are not exercisable within 60 days. Includes 276 shares in Mr. Holley's ESOP, as to which shares Mr. Holley may be deemed to share voting and investment power.

 (7) Includes 49,062 held by a trustee for the benefit of Ms. Carol Jackson, as to which she may be deemed to share voting and investment power.

 (8) Includes 2,400 shares held jointly with Mr. Kelly's wife and 350 shares held by Mr. Kelly's wife, as to which shares Mr. Kelly may be deemed to share voting and investment power.

 (9) Includes 2,600 shares held by various members of the Kendall family, as to which shares Mr. Kendall may be deemed to share voting and investment power.

(10) Includes 6,000 shares held by Mr. Warren's wife, as to which shares Mr. Warren may be deemed to share voting and investment power.

(11) Includes 4,962 shares held jointly with Mr. Wilson's wife, as to which shares Mr. Wilson may be deemed to share voting and investment power.

(12) Includes 2,160 shares under option to purchase by Mr. Jones which are exercisable within 60 days. Excludes an additional 5,640 shares under option which are not exercisable within 60 days. Includes 144 shares in Mr. Jones' ESOP, as to which shares Mr. Jones may be deemed to share voting and investment power.

(13) Includes 3,600 shares under option to purchase which are exercisable within 60 days. Excludes an additional 6,400 shares under option which are not exercisable within 60 days. Includes 5,350 shares in Mr. Belk's ESOP, as to which shares Mr. Belk may be deemed to share voting and investment power.

(14) Includes 2,160 shares under option to purchase by Mr. Dyer which are exercisable within 60 days. Excludes an additional 6,640 shares under option which are not exercisable within 60 days. Includes 132 shares in Mr. Dyer's ESOP, as to which shares Mr. Dyer may be deemed to share voting and investment power.

(15) Mr. Clark owns 186,122 shares individually; 13,500 shares are held by the Clark Foundation; 88,600 shares are held by Mr. Clark as co-trustee with Pioneer Bank for the benefit of other family members, and as to which he may be deemed to share voting and investment power; 48,720 shares are owned by Mr. Clark's wife, Carole C. Clark, as to which shares Mr. Clark disclaims beneficial ownership.

           PIONEER MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTERIM PERIODS ENDED JUNE 30, 1998 AND 1997

OVERVIEW

Pioneer ended the second quarter of 1998 with total assets of $1 billion, a 5.0% increase from December 31, 1997 and a 7.3% increase from June 30, 1997. Pioneer reported net income for the three months ending June 30, 1998 of $2.57 million, or $0.684 basic earnings per share, compared to $2.06 million, or $0.548 basic earnings per share, for the same period in 1997. For the six months ended June 30, 1998, Pioneer reported $4.9 million, or $1.31 basic earnings per share, compared to $4.5 million, or $1.18 basic earnings per share, for the same period last year. The improvement in earnings represents a 24.8% increase from the second quarter 1997 to the second quarter of 1998 and a 10.6% increase from the first six months of 1997 to the first six months of 1998.

NET INTEREST INCOME

Net interest income, before the provision for possible loan losses, was $10.6 million for the three months ended June 30, 1998, compared to $9.0 million for the same period in 1997. This level of net interest income resulted primarily from, among other things, an increase in net interest spread of 13 basis points to 4.04% from 3.91%. The net interest margin was 4.84% in the second quarter of 1998 compared to 4.64% in the second quarter of 1997. The net interest margin increased because the yield on interest earning assets increased 22 basis points, while the rate paid on interest bearing liabilities increased only 9 basis points. See "Net Interest Margin."

Net interest income, before the provision for possible loan losses, was $20.4 million for the six months ended June 30, 1998, compared to $17.4 million for the same period in 1997. This level of net interest income resulted primarily from, among other things, an increase in net interest spread of 9 basis points to 3.94% from 3.85%. The net interest margin was 4.75% for the six months ended June 30, 1998 compared to 4.61% for the same period last year. The net interest margin increased because the yield on interest earning assets increased 24 basis points, while the rate paid on interest bearing liabilities increased only 15 basis points. See "Net Interest Margin."

CASH AND DUE FROM BANKS

Cash and due from banks increased from $46.9 million as of December 31, 1997, to $60.1 million as of June 30, 1998, representing a 28.2% increase. The increase is indicative of normal business cycles in the industry. Cash and due from bank balances will fluctuate depending on monthly cycles and the volume of uncollected funds deposited by bank customers. It is management's desire to maintain adequate cash reserves to meet our customers' cash needs.

INVESTMENTS

Investment securities increased from $205.1 million to $207.0 million, or 1.0% from December 31, 1997 to June 30, 1998. Maturities, sales and prepayments within the securities portfolio were primarily reinvested back into the investment portfolio. Loan growth was funded primarily by reducing federal funds sold and from deposit growth. From December 31, 1997 to June 30, 1998 the "Held-to-Maturity" securities decreased $17.5 million, or 36.1% while the "Available-for-Sale" securities increased $19.4 million, or 12.4%. The average expected life of the total investment security portfolio at June 30, 1998 was 2.9 years with an average tax equivalent yield of 6.41%. Taxable equivalent adjustments, using a 34 percent tax rate, have been made in calculating yields on tax-exempt obligations.

Since December 31, 1997, interest rate volatility in the bond market has decreased the after tax value of the investment portfolio by $180,482. Interest rates increased as the fears of Asia's financial difficulties subsided and interest rates returned to their normal trading levels. Continued strength of the U.S. dollar and the lack of any sign of inflation kept interest rates from rising even higher. Regarding the investment portfolio, management intends to
(i) buy securities only during those times when prices appear most favorable,
(ii) maintain maturities five years or less and (iii) avoid excessive call exposure.

The Financial Accounting Standards Board ("FASB"), pursuant to FASB 115, requires the "Available for Sale" portfolio be valued at market prices and any difference be recorded as a change in asset value to the investment portfolio and capital. As of June 30, 1998, the FASB 115 adjustment resulted in an increase in the asset value of the investment portfolio of $1.4 million and an adjustment to the capital account of $936,000, after reserving $464,000 for deferred taxes.

As of June 30, 1998, Pioneer had $175,000 invested in federal funds sold compared to $18.8 million at December 31, 1997. Management continually monitors Pioneer's liquidity position to determine the necessary balances of short-term investments and to consider alternative uses of such funds.

LOAN PORTFOLIO

Loans, net of unearned income, increased $50.7 million, or 7.8% from December 31, 1997 to June 30, 1998. The loan mix changed marginally from year-end 1997 to six months ending, June 30, 1998. The largest dollar volume loan category increase occurred in commercial loans by $31.8 million, or 18.9% from December 1997 to June 1998. Consumer credit card loans decreased $109,000, or 2.4%. Residential real estate loans increased $15.8 million, or 9.2% from December 31, 1997 to June 30, 1998, due to a strong demand for home equity loans and home refinancing. Real estate construction loans increased 4.6%, or $2.5 million, for the same period. This increase in construction loans is one indication of a moderately strong local economy.

Higher interest rate levels will reduce the growth rate of the loan portfolio. Management continues to monitor the mix of loans and the introduction of new loan products to ensure our customers are provided with the best borrowing opportunities.

Pioneer had no foreign loans or loans to lesser developed countries as of June 30, 1998. Pioneer has not invested in loans to finance highly leveraged transactions ("HLT"), such as leveraged buy-out transactions, as defined by the Federal Reserve Board and other regulatory agencies. There has not been a concentration in lending to any one industry segment. Pioneer's loan mix is further described in the table below.

                                 LOAN PORTFOLIO
                                 (IN THOUSANDS)

                                                       PERCENT               PERCENT
                                              JUNE       OF       DECEMBER     OF
                                              1998      TOTAL       1997      TOTAL
                                            --------   -------    --------   -------
Commercial, financial and agricultural....  $199,417    28.39%    $167,655    25.74%
Real estate:
  Construction and land development.......    57,152     8.14%      54,624     8.39%
  Residential.............................   187,917    26.76%     172,124    26.43%
  Commercial..............................   170,876    24.33%     155,348    23.86%
Consumer:
  Credit cards............................     4,369     0.62%       4,478     0.69%
  Installments............................    82,468    11.74%      96,739    14.85%
Lease financing...........................       144     0.02%         266     0.04%
                                            --------   ------     --------   ------
          Total Gross Loans...............   702,343   100.00%     651,234   100.00%
                                                       ======                ======
Less:
  Unearned income.........................     1,908                 1,476
  Allowance for loan losses...............     9,141                 7,837
                                            --------              --------
          Total Net Loans.................  $691,294              $641,921
                                            ========              ========

PROVISION AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

The economic outlook for the State of Tennessee, where Pioneer does business, is cautious. However, the economy is generally performing similar to the nation as a whole. In Pioneer's markets, real estate values have increased slightly as interest rates have remained close to the 7% to 7.25% level for 30-year mortgages. New housing starts remained relatively constant for the second quarter of 1998.

Management considers changes in the size and character of the loan portfolio, changes in nonperforming and past due loans, historical loan loss experience, the existing risk of individual loans, concentrations of loans to specific borrowers or industries and existing and prospective economic conditions when determining the adequacy of the loan loss reserve. The allowance for possible loan losses increased $1.3 million, or 16.6% from December 31, 1997 to June 30, 1998. The provision charged to expense is based on a continuous analysis by Pioneer's management of potential losses in the loan portfolio and management's efforts to maintain a minimum percentage of the allowance for possible loan loss reserve at 1.25% of gross outstanding loans.

Pioneer's allowance for possible loan losses as a percentage of average loans, net of unearned income, was 1.33% at June 30, 1998 as compared to 1.23% at December 31, 1997. The allowance for loan losses at June 30, 1998, and December 31, 1997 provided 104.78% and 164.97% coverage of nonperforming assets and loans 90 days or more past due, respectively. Net charge-offs (annualized as a percentage of average quarter-to-date loans) were 0.36% during the second quarter of 1998 as compared to 0.26% for the same period one year ago.

                           ALLOWANCE FOR LOAN LOSSES
                                 (IN THOUSANDS)

                                                  QUARTER ENDING
                                 -------------------------------------------------
                                        1998                      1997
                                 -------------------   ---------------------------
                                 JUNE 30   MARCH 31    DEC 31    SEPT 30   JUNE 30
                                 -------   ---------   -------   -------   -------
Balance at beginning of
  period......................   $ 8,414    $ 7,836    $ 7,651   $ 6,940   $ 6,153
Loans charged-off.............       832        442        889       529       433
Loans recovered...............       221         82        209       117        64
                                 -------    -------    -------   -------   -------
  Net charge-offs
     (recoveries).............       611        360        680       412       369
Provision for loan losses
  charged to expense..........     1,338        938        865     1,123     1,156
                                 -------    -------    -------   -------   -------
Balance at end of period......   $ 9,141    $ 8,414    $ 7,836   $ 7,651   $ 6,940
                                 =======    =======    =======   =======   =======
Allowance for loan losses as a
  percentage of average loans
  outstanding for the
  period......................      1.33%      1.27%      1.23%     1.27%     1.22%
Allowance for loan losses as a
  percentage of nonperforming
  assets and loans 90 days
  past due outstanding at end
  of the period...............    104.78%    157.30%    164.97%   267.52%   240.64%
Annualized QTD net charge-offs
  as a percentage of average
  loans outstanding for the
  period......................      0.36%      0.22%      0.43%     0.27%     0.26%
Annualized YTD net charge-offs
  as a percentage of average
  loans outstanding for the
  period......................      0.29%      0.22%      0.26%     0.19%     0.16%

NONPERFORMING ASSETS AND PAST DUE LOANS

Pioneer has policies, procedures and underwriting guidelines intended to assist in maintaining the overall quality of its loan portfolio. Pioneer monitors its delinquency levels for any adverse trends. During the past few years, the Southeastern region of the country has experienced a general improvement in the real estate loan market. In view of these market conditions, management has closely monitored and will continue to monitor Pioneer's real estate and commercial loan portfolio during 1998. Particular attention will be focused on those credits targeted by the loan monitoring and review process. Management's continued emphasis is to seek and maintain a relatively low level of nonperforming assets and returning the current nonperforming assets to an earning status.

Nonperforming assets include nonperforming loans, renegotiated loans, foreclosed real estate held for sale and foreclosed other personal property held for sale. As of June 30, 1998, nonperforming assets were $4.7 million as compared to $2.6 million at December 31, 1997. The ratio of nonperforming assets to average loans, net of unearned income, other real estate and other nonperforming assets was 0.68% at June 30, 1998, compared to 0.41% at December 31, 1997 and 0.41% at June 30, 1997. The increase in nonperforming assets is primarily due to the addition of one large secured loan. Management was unable to estimate the amount of recovery on the loan during the second quarter of 1998.

Total nonperforming loans to total average loans increased from 0.29% at December 31, 1997, to 0.57% at June 30, 1998. Loans past due 90 days or more as a percentage of total average loans increased to 0.59% as of June 30, 1998, compared to 0.33% as of December 31, 1997. Management believes asset quality remained strong through June 30, 1998 despite the increase in 90-day past due loans during the second quarter.

Net loans charged off during the second quarter of 1998 were $610,000 compared to a $369,000 for the same period of 1997. Further detail of loan charge-offs and recoveries is presented in the table "Allowance for Loan Losses."

                    NONPERFORMING ASSETS AND PAST DUE LOANS
                                 (IN THOUSANDS)

                                                    QUARTER ENDING
                                 ----------------------------------------------------
                                        1998                        1997
                                 -------------------   ------------------------------
                                 JUNE 30    MARCH 31    DEC 31    SEPT 30    JUNE 30
                                 --------   --------   --------   --------   --------
Avg loans, net of unearned
  income.......................  $685,645   $660,896   $636,559   $603,579   $566,628
                                 ========   ========   ========   ========   ========
Nonaccrual loans...............  $  3,875   $  4,179   $  1,836   $  1,856   $  1,708
Renegotiated or restructured
  loans........................         0          0          0          0          0
                                 --------   --------   --------   --------   --------
          Total nonperforming
            loans..............     3,875      1,836      1,856      1,708      4,179
Other real estate owned, net...       752        753        687        352        571
Other non-performing assets....        23         94        107         67         24
                                 --------   --------   --------   --------   --------
          Total nonperforming
            assets.............  $  4,650   $  5,026   $  2,630   $  2,275   $  2,303
                                 ========   ========   ========   ========   ========
Loans 90 days or more past due
  and still accruing...........  $  4,075   $    323   $  2,120   $    585   $    581
Total nonperforming loans as a
  percentage of total average
  loans........................      0.57%      0.63%      0.29%      0.31%      0.30%
Total nonperforming assets as a
  percentage of total average
  loans, ORE and other
  nonperforming assets.........      0.68%      0.76%      0.41%      0.38%      0.41%
Loans 90 days past due as a
  percentage of total average
  loans........................      0.59%      0.05%      0.33%      0.10%      0.10%

DEPOSITS

Total deposits increased $55.8 million, or 7.5% from $748.4 million at December 31, 1997 to $804.2 million at June 30, 1998. The increase is due primarily to customers investing in time deposits and increases in large CD's. Total interest bearing deposits increased $42.5 million from December 31, 1997 to June 30, 1998. Noninterest bearing demand deposits increased $13.3 million, or 10.5% in the first six months of 1998 from December 31, 1997. From December 31, 1997 to June 30, 1998, interest bearing transaction accounts increased $1.9 million, or 1.5%, while money market accounts and savings accounts decreased $579,000, or 1.0%, and increased $5.5 million, or 4.9% respectively.

Federal funds purchased and securities sold under agreements to repurchase increased $8.2 million, or 13.5% from December 31, 1997 to June 30, 1998. Counterparties to the agreements to repurchase are commercial account customers, where excess funds from noninterest bearing checking accounts are transferred nightly to a collateralized interest bearing repurchase account. These accounts are not FDIC insured, therefore Pioneer collateralizes the deposits with securities from the investment portfolio. For the quarter ended June 30, 1998, none of the repurchased agreements were brokered. As of June 30, 1998 Pioneer had $1.0 million in federal funds purchased, and on December 31, 1997 Pioneer did not have any federal funds purchased. Pioneer uses borrowings from the FHLB to supplement the management of interest rate risk by matching maturities within the loan portfolio with FHLB borrowings. At June 30, 1998 total FHLB borrowings were $20.0 million, or $18.0 million lower than on December 31, 1997. Regarding Pioneer's deposit mix, savings deposits and both interest bearing and noninterest bearing transaction deposits accounted for 48.7%, 49.5% and 50.3% of total deposits at June 30, 1998, December 31, 1997 and June 30, 1997, respectively. Large certificates of deposits represents 12.7% of total deposits at June 30, 1998, and is higher than 9.4% at December 31, 1997 and 9.7% at June 30, 1997.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining Pioneer's ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs.

Net cash provided by operating activities for the six months ended June 30, 1998, totaled $5.3 million. For the same period, net cash used by investing activities totaled $36.1 million consisting primarily of proceeds from maturities and sales of investment securities of $38.2 million, cash outflows of $41.7 million in investment securities purchases, and a $50.7 million increase in loans outstanding. Net cash provided by financing activities of $44.0 million consisted of an increase in demand deposits of $15.2 million, an increase in savings deposits of $4.9 million, an increase in time deposits of $35.7 million and a decrease in other borrowings of $18.0 million. The payment of $1.9 million in common stock dividends and intercompany dividends was funded from earnings and equity, respectively. Intercompany dividends are used to fund the ongoing operations of the holding company in lieu of management fees. Management generally staggers the purchases of investment securities within a four-year maturity horizon to provide sufficient liquidity to the loan portfolio. Management does not anticipate any unexpected funding needs in the near future that could not be satisfied with current cash generated from investing activities.

Total stockholders' equity, adjusted for the unrealized appreciation on securities available for sale, to total assets at June 30, 1998 and December 31, 1997 was 10.17% and 10.33%, respectively. Pioneer's book value per share, increased from $26.57 at December 31, 1997 to $27.43 at June 30, 1998. Pioneer's Tier I risk based capital ratio, total risk based capital ratio and leverage capital ratio at June 30, 1998 were 12.31%, 13.47% and 9.92%, respectively, exceeding the fully phased-in required capital ratios of 4.00%, 8.00% and 3.00%, respectively. These ratios as of December 31, 1997 were 12.91%, 13.99% and 10.29%, respectively.

ASSET/LIABILITY MANAGEMENT

INTEREST RATE SENSITIVITY

Interest rate sensitivity is a function of the repricing characteristics of Pioneer's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on repricing relationships of assets and liabilities during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities that are subject to repricing at various time horizons. The following table illustrates Pioneer's exposure to interest rate fluctuations as of June 30, 1998:

                       INTEREST RATE SENSITIVITY ANALYSIS
                              AS OF JUNE 30, 1998
                                 (IN THOUSANDS)

                                   OVER 3      OVER 1
                                   MONTHS       YEAR                  NON-
                       3 MONTHS    THROUGH    THROUGH      OVER     INTEREST
                       OR LESS    12 MONTHS   5 YEARS    5 YEARS    SENSITIVE     TOTAL
                       --------   ---------   --------   --------   ---------   ----------
ASSETS:
Interest Earning
  Assets:
Loans, net of
  unearned Income....  $272,117   $  68,701   $329,378   $ 30,239         --    $  700,435
Less: Allowance for
  loan losses........        --          --         --         --     (9,141)       (9,141)
                       --------   ---------   --------   --------   --------    ----------
         Net loans...   272,117      68,701    329,378     30,239     (9,141)      691,294
Investment
  securities.........    10,519      63,488     86,378     46,644         --       207,029
Federal funds sold...       175          --         --         --         --           175
                       --------   ---------   --------   --------   --------    ----------
  Total earning
     assets..........   282,811     132,189    415,756     76,883     (9,141)      898,498
Cash and other
  assets.............        --          --         --         --    106,053       106,053
                       --------   ---------   --------   --------   --------    ----------
         Total
             assets..  $282,811   $ 132,189   $415,756   $ 76,883   $ 96,912    $1,004,551
                       ========   =========   ========   ========   ========    ==========

                                   OVER 3      OVER 1
                                   MONTHS       YEAR                  NON-
                       3 MONTHS    THROUGH    THROUGH      OVER     INTEREST
                       OR LESS    12 MONTHS   5 YEARS    5 YEARS    SENSITIVE     TOTAL
                       --------   ---------   --------   --------   ---------   ----------
   LIABILITIES AND
     STOCKHOLDERS'
        EQUITY:
Interest Bearing
  Liabilities:
Interest bearing
  demand deposits....  $ 20,128   $  39,142   $ 68,865   $  6,581         --    $  134,716
Money market
  accounts...........        --      28,647     28,647         --         --        57,294
Savings deposits.....        --          --     93,286     23,321         --       116,607
Other time deposits..    74,350     126,133     52,812         10         --       253,305
CD's of $100,000 or
  more...............    29,113      51,661     21,571          5         --       102,350
Federal funds
  purchased and
  securities sold
  under agreements to
  repurchase.........    68,592          --         --         --         --        68,592
Other borrowings.....        --      10,000     10,000         --         --        20,000
                       --------   ---------   --------   --------   --------    ----------
  Total interest
     bearing
     liabilities.....   192,183     255,583    275,181     29,917         --       752,864
Non-interest bearing
  demand deposits....        --          --         --         --    139,941       139,941
Other liabilities....        --          --         --         --      8,622         8,622
Stockholders'
  equity.............        --          --         --         --    103,124       103,124
                       --------   ---------   --------   --------   --------    ----------
  Total liabilities
     and
     stockholders'
     equity..........  $192,183   $ 255,583   $275,181   $ 29,917   $251,687    $1,004,551
                       ========   =========   ========   ========   ========    ==========
Interest sensitivity
  gap................  $ 90,628   $(123,394)  $140,575   $ 46,966
Cumulative interest
  sensitivity gap....  $ 90,628   $ (32,766)  $107,809   $154,775
Cumulative interest
  sensitivity gap as
  a percentage of
  total earning
  assets.............     10.09%      -3.65%     12.00%     17.23%

In analyzing the interest rate sensitivity at June 30, 1998, Pioneer is found to be liability sensitive in the less than twelve-month categories in the amount of $32.8 million. Not until the mid-point of the one-year to five-year category do assets match up with liabilities. This means Pioneer is in a slightly liability sensitive position. During periods of increasing interest rates, liability sensitivity would narrow Pioneer's net interest margins, because interest earning assets would reprice slower than interest bearing liabilities. During periods of decreasing interest rates, being liability sensitive would enable Pioneer to reprice interest bearing liabilities quicker, thereby increasing the net interest. Management maintains several interest rate risk models, regularly meets with the Pioneer Board to discuss asset/ liability management issues and believes this level of exposure to interest rate fluctuations to be acceptable.

NET INCOME

Net income for the six months ended June 30, 1998 increased $474,000, or 10.6% over the same period in 1997. Basic earnings per share for the first six months of 1998 increased $0.126, or 10.6% to $1.311 compared to $1.185 for the same period one year ago. Changes in diluted net income per share were identical during the same periods. For the first six months of 1998 compared to the same period last year net income increased even though the loan loss provision increased by $654,000. Net interest income increased by $3.0 million, noninterest income increased by $1.3 million and noninterest expense increased by $2.7 million for the first six months of 1998 compared to the same period last year. Annualized return on average assets for the six months ending June 30, 1998 was 1.00% as compared to 1.00% for the same period last year. The annualized return on average equity for the first six months of 1998 was 9.81%, compared to 9.64% for the same period in 1997. All net income calculations are before merger related expenses. The pre-tax merger related expenses incurred through June 30, 1998 are $179,000.

NET INTEREST MARGIN

Net interest margin is the principal component of a financial institution's income stream and represents the difference or spread between interest from earning assets and the interest expense paid on deposits and other borrowed funds. Fluctuations in interest rates as well as volume and mix changes in earning assets and interest bearing liabilities can materially impact net interest margin. The discussion of net interest margin is presented on a tax equivalent basis, unless otherwise noted, to facilitate comparisons among various taxable and tax-exempt assets.

The following table shows average balances, interest income and interest expense, and yields/rates for the three months ending June 30, 1998 and 1997.

                       CONSOLIDATED AVERAGE BALANCE SHEET

                    INTEREST INCOME/EXPENSE AND YIELD/RATES
                            TAXABLE EQUIVALENT BASIS
                                 (IN THOUSANDS)

                                                            THREE MONTHS ENDED
                                                                 JUNE 30,
                                         ---------------------------------------------------------
                                                    1998                          1997
                                         ---------------------------   ---------------------------
                                         AVERAGE    INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/
                                         BALANCE    EXPENSE    RATE    BALANCE    EXPENSE    RATE
                                         --------   -------   ------   --------   -------   ------
ASSETS:
Earning Assets:
Loans, net of unearned income..........  $685,645   $15,694    9.18%   $566,701   $12,846    9.07%
Investment securities..................   209,449     3,441    6.59%    252,589     4,203    6.66%
Other earning assets...................    16,522       236    5.73%     10,189       158    6.20%
                                         --------   -------            --------   -------
  Total earning assets.................   911,616    19,371    8.52%    829,479    17,207    8.30%
Allowance for loan losses..............    (8,833)                       (6,297)
Cash and other assets..................    89,699                        86,489
                                         --------                      --------
         TOTAL ASSETS..................  $992,482                      $909,671
                                         ========                      ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY:
Interest Bearing Liabilities:
Interest bearing demand deposits.......  $143,346    $1,112    3.11%   $121,762   $   819    2.69%
Savings deposits.......................   115,606       735    2.55%    104,615       819    3.13%
Time deposits..........................   307,782     4,083    5.32%    298,926     3,876    5.19%
Time deposits of $100,000 or more......    94,581     1,365    5.79%     74,206     1,032    5.56%
Federal funds purchased and securities
  sold under agreement to repurchase...    65,430       747    4.58%     75,120       805    4.29%
Other borrowings.......................    22,527       328    5.84%     14,811       209    5.64%
                                         --------   -------            --------   -------
  Total interest bearing liabilities...   749,272     8,370    4.48%    689,440     7,560    4.39%
                                                    -------                       -------
Net interest spread....................             $11,001    4.04%               $9,647    3.91%
                                                    =======                       =======
Noninterest bearing demand deposits....   133,061                       121,026
Accrued expenses and other
  liabilities..........................     8,842                         7,403
Stockholders' equity...................   101,307                        91,802
                                         --------                      --------
         TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY........  $992,482                      $909,671
                                         ========                      ========
Net yield on earning assets............                        4.84%                         4.64%
                                                              =====                         =====
Taxable equivalent adjustment:
  Loans................................             $    21                       $    56
  Investment securities................                 378                           563
                                                    -------                       -------
         Total adjustment..............             $   399                       $   619
                                                    =======                       =======

                       CONSOLIDATED AVERAGE BALANCE SHEET

                    INTEREST INCOME/EXPENSE AND YIELD/RATES
                            TAXABLE EQUIVALENT BASIS
                                 (IN THOUSANDS)

                                                             SIX MONTHS ENDED
                                                                 JUNE 30,
                                         ---------------------------------------------------------
                                                    1998                          1997
                                         ---------------------------   ---------------------------
                                         AVERAGE    INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/
                                         BALANCE    EXPENSE    RATE    BALANCE    EXPENSE    RATE
                                         --------   -------   ------   --------   -------   ------
ASSETS:
Earnings Assets:
Loans, net of unearned income..........  $673,339   $30,604    9.17%   $546,761   $24,390    9.00%
Investment securities..................   206,508     6,616    6.46%    249,138     8,207    6.64%
Other earning assets...................    21,070       586    5.61%     12,290       349    5.73%
                                         --------   -------            --------   -------
  Total earning assets.................   900,917    37,806    8.46%    808,189    32,946    8.22%
Allowance for loan losses..............    (8,422)                       (6,121)
Cash and other assets..................    89,827                        88,321
                                         --------                      --------
         TOTAL ASSETS..................  $982,322                      $890,389
                                         ========                      ========

 LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest Bearing Liabilities:
Interest bearing demand deposits.......  $138,389   $ 1,953    2.85%   $122,244   $ 1,650    2.72%
Savings deposits.......................   114,536     1,662    2.93%    105,478     1,662    3.18%
Time deposits..........................   307,936     8,158    5.34%    294,660     7,545    5.16%
Time deposits of $100,000 or more......    87,585     2,525    5.84%     70,410     1,924    5.51%
Federal funds purchased and securities
  sold under agreement to repurchase...    63,898     1,461    4.61%     63,880     1,365    4.31%
Other borrowings.......................    29,204       846    5.84%     12,419       341    5.54%
                                         --------   -------            --------   -------
  Total interest bearing liabilities...   741,548    16,605    4.52%    669,091    14,487    4.37%
                                                    -------                       -------
Net interest spread....................             $21,201    3.94%              $18,459    3.85%
                                                    =======                       =======
Noninterest bearing demand deposits....   130,416                       120,967
Accrued expenses and other
  liabilities..........................     9,848                         7,893
Stockholders' equity...................   100,510                        92,438
                                         --------                      --------
         TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY........  $982,322                      $890,389
                                         ========                      ========
Net yield on earning assets............                        4.75%                         4.61%
                                                              =====                         =====
Taxable equivalent adjustment:
  Loans................................             $    48                       $    65
  Investment securities................                 744                         1,028
                                                    -------                       -------
         Total adjustment..............             $   792                       $ 1,093
                                                    =======                       =======

The net yield on earning assets increased 20 basis points from the second quarter of 1997 to the second quarter of 1998, 4.64% to 4.84%, respectively. The increase resulted from changes in rates, volumes and mix of interest earning assets and interest bearing liabilities. In addition, the average balance of noninterest bearing demand deposits increased $12.0 million, or 9.9%. On a tax equivalent basis, interest income on earning assets increased $2.2 million, or 12.6% due to an increase of $82.1 million, or 9.9% in the average volume of interest earning assets. The development of the mix of interest earning assets is the primary factor of the improved yields of earning assets as a whole. The average balances of loans increased $118.9 million, or 21.0%, while the average balance of securities decreased $43.1 million, or 17.1% and the average balance of other earning assets, primarily federal funds sold, increased $6.3 million, or 62.2%. As a percentage of total earning assets, loans increased from 68.3% to 75.2%, investment securities decreased from 30.5% to 23.0%, and other earning assets increased from 1.2% to 1.8%, for the second quarter of 1997 and the second quarter of 1998, respectively. Rates earned on loans increased 11 basis points, while rates earned on investment securities decreased 7 basis points. The rates earned on other earning assets decreased 47 basis points. The rate on total earning assets increased 22 basis points. Interest expense on interest bearing liabilities increased $810,000, or 10.7% in the second quarter of 1998 compared to the same period last year. Average balances on interest bearing liabilities increased by $59.8 million, or 8.7%. The average balances of interest bearing demand deposits increased from second quarter of 1997 to second quarter of 1998 by $21.6 million, or 17.7%. Savings accounts increased for the same time periods by $11.0 million, or 10.5%. The rates paid on these types of accounts during the three months ending June 30, 1998, and 1997, increased 42 and decreased 58 basis points, respectively. The average balance of time deposits, including time deposits over $100,000, increased $29.2 million, or 7.8% and the rate paid increased 15 basis points. Net interest spread and net interest spread rate increased from the second quarter 1997 to the second quarter 1998 by $1.4 million and 13 basis points, respectively.

The net yield on earning assets increased 14 basis points to 4.75% for the first six months of 1998 from 4.61% for the same period in 1997. The increase resulted from changes in rates, volumes and mix of interest earning assets and interest bearing liabilities. In addition, the average balance of noninterest bearing demand deposits increased $9.4 million, or 7.8%. On a tax equivalent basis, interest income on earning assets increased $4.9 million, or 14.8% due to an increase of $92.7 million, or 11.5% in the average volume of interest earning assets. The development of the mix of interest earning assets is the primary factor of the improved yields of earning assets as a whole. The average balances of loans increased $126.5 million, or 23.1%, while the average balance of securities decreased $42.6 million, or 17.1% and the average balance of other earning assets, primarily federal funds sold, increased $8.8 million, or 71.4%. As a percentage of total earning assets, loans increased from 67.7% to 74.7%, investment securities decreased from 30.8% to 22.9%, and other earning assets increased from 1.5% to 2.4%, for the first six months of 1997 and 1998, respectively. Rates earned on loans increased 17 basis points, while rates earned on investment securities decreased 18 basis points. The rates earned on other earning assets decreased 12 basis points. The rate on total earning assets increased 24 basis points. Interest expense on interest bearing liabilities increased $2.1 million, or 14.6% in the first six months of 1998 compared to the same period last year. Average balances on interest bearing liabilities increased by $72.5 million, or 10.8%. The average balances of interest bearing demand deposits increased from the first six months of 1997 to the first six months of 1998 by $16.1 million, or 13.2%. Savings accounts increased for the same time periods by $9.1 million, or 8.6%. The rates paid on these types of accounts during the six months ending June 30, 1998, and 1997, increased 13 and decreased 25 basis points, respectively. The average balance of time deposits, including time deposits over $100,000, increased $30.5 million, or 8.3% and the rate paid increased 22 basis points. Net interest spread and net interest spread rate increased from the first six months of 1997 to the first six months of 1998 by $2.7 million and 9 basis points, respectively.

NONINTEREST INCOME

Noninterest income consists of revenues generated from a broad range of financial services and activities including fee-based services and commissions.

                               NONINTEREST INCOME
                                 (IN THOUSANDS)

                                  THREE MONTHS                  SIX MONTHS
                                 ENDED JUNE 30,               ENDED JUNE 30,
                                 ---------------   PERCENT    ---------------   PERCENT
                                  1998     1997    CHANGE      1998     1997    CHANGE
                                 ------   ------   -------    ------   ------   -------
Trust income...................  $  453   $  404    12.13%    $  886   $  787    12.58%
Service charge on deposit
  accounts.....................   1,215    1,038    17.05%     2,334    2,046    14.08%
Net securities gains
  (losses).....................       4       70   (94.29)%        8       62   (87.09)%
Other income...................     999      657    52.05%     2,401    1,396    71.99%
                                 ------   ------              ------   ------
          TOTAL................  $2,671   $2,169    23.14%    $5,629   $4,291    31.18%
                                 ======   ======              ======   ======

Trust fees increased $49,000 or 12.1% for the three months ended June 30, 1998, as compared to the quarter ended June 30, 1997. Service charges increased $177,000, or 17.1% from the second quarter of 1997 compared to the second quarter of 1998. The increase in service charges is attributable to a new fee structure implemented during the third quarter of 1997. Net securities gains of $4,000 were realized in the second quarter of 1998, compared to gains of $70,000 realized in the same period of 1997. Other noninterest income increased $342,000, or 52.1% for the second quarter 1998 compared to the second quarter of 1997. The increase in other noninterest income is primarily attributable to the sale of Company real estate properties, which in management's opinion, were no longer needed for continuing operations.

Trust fees increased $99,000 or 12.6% for the six months ended June 30, 1998, as compared to the quarter ended June 30, 1997. Service charges increased $288,000, or 14.1% from the second quarter of 1997 compared to the second quarter of 1998. The increase in service charges is attributable to a new fee structure implemented during the third quarter of 1997. Net securities gains of $8,000 were realized in the first six months of 1998 compared to gains of $62,000 realized in the same period of 1997. Other noninterest income increased $1.0 million, or 72.0% for the six months ending June 30, 1998 compared to the same period last year. The increase in other noninterest income is primarily attributable to the fees collected from the long-term mortgage department, where long-term mortgages are sold to the secondary loan market, and from Pioneer Securities, Inc., a wholly owned subsidiary of Pioneer Bank.

NONINTEREST EXPENSE

Salaries and benefits increased $637,000, or 15.7% for the three months ending June 30, 1998, as compared to June 30, 1997 due to Company growth including the establishment of Pioneer Bank, f.s.b., and commissions paid on long-term mortgage origination. Occupancy expenses increased $222,000, or 30.4% due to increased repair and maintenance expense. Management anticipates the level of spending for occupancy expense to be about 5% higher than last year. Other expenses increased $268,000, or 12.3% for the second quarter ending June 30, 1998, compared to the same period last year.

Salaries and benefits increased $1.6 million, or 21.2% for the six months ending June 30, 1998, as compared to June 30, 1997 due to Company growth including the establishment of Pioneer Bank, f.s.b., and year-to-date commissions paid on long-term mortgage origination. Occupancy expenses increased $57,000, or 3.0%. Management anticipates the level of spending for occupancy expense to remain at this level through year-end. Other expenses increased $988,000, or 19.6% for the six months ending June 30, 1998, compared to the same period last year.

                              NONINTEREST EXPENSE
                                 (IN THOUSANDS)

                                  THREE MONTHS                  SIX MONTHS
                                 ENDED JUNE 30,               ENDED JUNE 30,
                                 ---------------   PERCENT   -----------------   PERCENT
                                  1998     1997    CHANGE     1998      1997     CHANGE
                                 ------   ------   -------   -------   -------   -------
Salaries and benefits..........  $4,689   $4,052    15.72%   $ 9,388   $ 7,749    21.15%
Net occupancy expense..........     952      730    30.41%     1,949     1,892     3.01%
Other expense..................   2,447    2,179    12.30%     5,056     4,068    24.29%
                                 ------   ------             -------   -------
          Total................  $8,088   $6,961    16.19%   $16,393   $13,709    19.58%
                                 ======   ======             =======   =======

PROVISION FOR INCOME TAXES

Pioneer's provision for income taxes increased $257,000, or 25.2% to $1.3 million for the three months ended June 30, 1998, as compared to $1.0 million for the same period in 1997. The effective tax rate was 33.2% for the three months ended June 30, 1998 as compared to 33.1% for June 30, 1997. Pioneer's provision for income taxes increased $569,000, or 30.4% to $2.4 million for the six months ended June 30, 1998, as compared to $1.9 million for the same period in 1997. The effective tax rate was 33.1% for the six months ended June 30, 1998 as compared to 29.8% for June 30, 1997. This increase is attributable to a large decrease in tax-free investments in the company's securities portfolio and gains on the sale of company property. The notes to the December 31, 1997, financial statements provide additional information regarding Pioneer's taxes.

YEAR 2000 COMPUTER ISSUE

The Year 2000 problem manifests in computer software and, in certain cases, hardware not equipped to recognize the year change from 1999 to 2000. Much of the software used today was designed with only two digits available for indicating the current year. Thus the year 1998 would be represented as "98". The computer software assumes the first two digits are "19", therefore correctly interpreting "98" as "1998". In the year 2000, the computer software will continue to store the last two digits as "00" and use "19" as the first two digits, however the date will be incorrectly interpreted as "1900". This problem, at its most fundamental level, threatens the integrity of financial information produced by an organization's computer systems, and could undermine the organization's ability to accurately report financial information and execute transactions.

The federal regulatory agencies have required all financial institutions to resolve their Year 2000 computer software problems by December 31, 1998. In 1997, Pioneer formalized its "Year 2000 Conversion Action Plan" (the "PLAN"). The Plan provides a systematic process to attain Year 2000 compliance in advance of January 1, 2000. The Plan uses a six-step approach to attain Year 2000 compliance. The six steps are awareness, assessment, remediation, validation, implementation and contingency planning. The Plan requires evaluating the Year 2000 impact of each of Pioneer's areas, products and systems for both information technology ("IT") based and non-IT based systems. Areas being addressed by the Plan include:

BUSINESS SYSTEMS APPLICATIONS -- This involves Year 2000 remediation of application software used to perform specific business functions such as deposit and loan systems. All mission critical systems are Year 2000 ready and have been tested by Pioneer's vendors, but have not been tested by Pioneer.

TECHNOLOGY INFRASTRUCTURE -- This involves Year 2000 remediation of the hardware and software environment used to run application software, and would include PC and ATM networks, telecommunications, mainframe computers, operating systems and productivity software. Remediation of Pioneer's technology infrastructure was approximately 95% complete at June 30, 1998. Validation and implementation were being conducted prior to the announcement of the Merger, with completion scheduled for year end 1998. As a result of the Merger, First American has determined to use its infrastructure technology to replace Pioneer's infrastructure technology, and further work on Pioneer's technology has been discontinued.

CREDIT ADMINISTRATION -- In this area the Plan requires reviewing the risk associated with Year 2000 status of Pioneer's borrowers, depositors and customers. This is a continuous process of evaluating the individual impact of a client not being Year 2000 compliant. No assurance can be given that potential Year 2000 problems at those with whom Pioneer does business will not occur, and if these occur, consequences to Pioneer will not be material.

FACILITIES SYSTEMS -- This involves Year 2000 remediation of non-IT systems such as elevators, HVAC systems, security systems, lighting systems and utilities. All areas where third party involvement is necessary have been validated and implemented with regard to the physical property Pioneer either owns or leases. However, for any area outside the direct control of Pioneer, such as utilities, the validation process is currently continuing, and no assurance can be given that such third parties will be Year 2000 compliant.

VENDOR AND THIRD PARTY ASSOCIATIONS -- In this area the Plan requires an inventory of the systems and products provided by third parties, and requires Pioneer to contact each vendor or third-party to gain knowledge of the status of their Year 2000 compliance. This is broad-based to include IT and non-IT systems. Most of the validation process has been completed and potential problems identified.

Prior to the Merger, Pioneer estimated its Year 2000 project costs would exceed $1.0 million in the aggregate and the cost would not be material to earnings. Actual expenditures to date and anticipated future expenditures are within this estimate. Pioneer's management believes its approach to the Year 2000 issue to be comprehensive, and does not expect the Year 2000 issue to have a material impact on its results of operations, liquidity or financial condition, provided the Merger is completed. However, given the nature of the problem and the number of factors outside Pioneer's direct control, management is continuously evaluating the risks associated with Year 2000. To help mitigate the risks a Year 2000 corporate contingency plan is being developed. Even though the Merger has changed and/or delayed certain Year 2000 compliance efforts, in the event the Merger is not consummated, Pioneer presently believes that it can still complete its Year 2000 Plan successfully in all material respects.

YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

The purpose of this discussion is to focus on significant changes in the financial condition and results of operations of Pioneer and its subsidiaries during the past three years. The discussion and analysis is intended to supplement and highlight information contained in the accompanying consolidated financial statements and related notes to the consolidated financial statements and the selected financial data presented elsewhere in this Report. The financial data discussed herein reflects the merger of Sweetwater Valley Corp. with and into Pioneer, in November 1995, that was accounted for as a pooling-of-interests. All per share data have been adjusted from 1993 to 1996 for the 2-for-1 stock split, effected as a 100% stock dividend, that occurred in 1996.

SUMMARY

Net income for 1997 was $9.7 million, an 8.5% increase from Pioneer's net income of $8.9 million in 1996. Net income for 1996 was $1.9 million or 27% above the 1995 net income of $7.1 million. Net income per common share for 1997 was 8.8% higher than in 1996 and in 1996 was 26.5% higher compared to 1995. Pretax income for 1997 increased $1.9 million or 15.6% from 1996.

The increase in net income from 1996 to 1997 occurred for the following two principal reasons: (i) increased yields on earning assets and (ii) increased interest rate margins. First, the yield on average earning assets rose 46 basis points from 7.89% in 1996 to 8.35% in 1997, whereas the rate paid on average interest bearing liabilities increased by only 13 basis points from 4.30% in 1996 to 4.43% in 1997. Net interest rate margins increased to 4.70% for the twelve months ending December 31, 1997, compared to 4.38% for the same period in 1996.

FINANCIAL CONDITION

EARNING ASSETS

Average earning assets in 1997 increased $80.6 million or 10.8% over 1996 primarily due to an increase in average loans outstanding. The average earning asset mix continued to change during 1997 with loans at 70.0%, investment securities at 28.0% and other earning asset categories at 2.0%. In 1996, loans were 63.0%, investment securities 36.0% and other earning assets 1.0%. The mix of earning assets during 1997 contributed to the higher yield on earning assets due to the fact that the loan portfolio earned approximately 254 basis points more during 1997 than the investment security portfolio. The mix of earning assets is monitored to anticipate and respond to favorable interest rate movements in an effort to increase the return on earning assets.

LOAN PORTFOLIO

Pioneer's average loans, net of unearned income, for 1997 were $583.7 million, an increase of $115.0 million or 24.5% over $468.7 million in average loans for 1996. Average loans in 1996 were 27.4% or $100.7 million higher than the average loans were in 1995. From year end 1996 to year end 1997, actual loans outstanding increased 24.2% or $126.5 million from $523.3 million to $649.8 million, respectively. From year end 1995 to year end 1996, actual loans outstanding increased 24.1% or $101.7 million. Loan growth for 1997 was primarily funded through increased deposit growth, prepayments and maturities from the investment portfolio, increases in repurchase agreements and increases in FHLB borrowings. Pioneer's commercial, financial and agricultural loan category had the best dollar volume increase in 1997 from 1996, with a $62.0 million or 58.7% increase. This group as a percentage of the loan portfolio also had the largest change from 20.0% to 25.7%. Real estate construction loans increased $17.3 million or 46.4%, residential real estate mortgage loans increased $33.9 million or 24.6%, commercial real estate mortgage loans decreased $2.9 million or 1.9%, consumer credit cards increased $317,000 or 7.6%, and consumer installment loans increased $15.8 million or 19.5% over the same period. Over the past three years the loan portfolio has been shifting away from commercial real estate lending toward more consumer and residential real estate lending, because the competitive rate environment has reduced the risk/return reward to a minimum.

The majority of Pioneer's loan growth from 1996 to 1997 occurred at Pioneer Bank. Outstanding loans, net of unearned income, at Pioneer Bank increased 23.8% or $99.3 million from 1996 to 1997 and increased $81.5 million or 24.4% from 1995 to 1996. During 1997, loans totaling $6.9 million or 1.1% of total loans were transferred to Pioneer Bank, f.s.b. This loan transfer included $1.1 million in commercial, financial and agricultural loans, $2.4 million in residential real estate mortgage loans and $3.4 million in commercial real estate mortgage loans. Loan growth in 1997, net of transfers to Pioneer Bank, f.s.b was as follows: the commercial financial and agricultural loans increased 50.5%, real estate construction loans increased 42.8%, residential real estate mortgage increased 17.3%, commercial real estate mortgages increased 1.2%, consumer installment loans increased 25.7% and consumer credit card loans increased 6.1%. Valley Bank's loan portfolio, net of unearned income, increased $16.4 million or 15.2% from 1996 to 1997, and increased $20.0 million or 22.7% from 1995 to 1996. From year end 1996 to year end 1997, the majority of the increase in Valley Bank's loans occurred in real estate construction, residential real estate mortgage, commercial real estate mortgage, and consumer installment loans, resulting in increases of 55.2%, 23.2%, 7.9% and 1%, respectively. Commercial, financial and agricultural loans decreased 4.2%, and consumer credit card loans increased 29.3% from year end 1996 to year end 1997. Pioneer f.s.b's loan portfolio, net of unearned income increased $3.6 million or 52.9% during 1997. In 1997, real estate mortgage loans increased $3.3 million or 36.6%, and consumer installment loans increased $1.4 million.

Management of Pioneer sought higher loan growth in 1997 over previous years, while at the same time maintaining high credit quality. In 1995, the economy began to slow and the Federal Reserve Board decreased interest rates, thus spurring construction and, therefore, real estate construction loans. In 1996, the Federal Reserve Board generally maintained interest rates at the same levels as in late 1995 which encouraged further growth. In 1997, the national economy continued to generate moderate growth with low inflation. Meanwhile, economic growth for the State of Tennessee and the Chattanooga MSA have been moderate, but Tennessee's home ownership rate is at an historic high. Firm housing affordability and extensive efforts to extend financing to lower income buyers have been principal factors in the rise in residential real estate loans. This trend is reflected in the shift in loan mix, as well as in the growth of the overall portfolio. At the end of the first quarter of 1997, the Federal Reserve Board increased interest rates 25 basis points and rates remained relatively stable before declining in the late third, and early fourth quarters. The downward trend in rates encouraged refinancing of existing residential mortgage loans and growth in new residential mortgage loans. Non-residential building in Tennessee and the Chattanooga MSA have also been very strong. Spurred by ongoing commercial and hotel projects, as well as single family residential home demand, construction companies are the most active job creators in the state. Demand for office and industrial space remains strong and several of the state's metropolitan areas possess among the tightest office and industrial vacancy rates nationwide. This strength is reflected in the growth in the loan portfolio. Company management will seek additional loan and deposit growth in

1998, but the amount of such growth, if any, will depend upon general economic conditions, including whether or not the Federal Reserve Board decreases or maintains current interest rate levels. In addition to overall growth, emphasis is placed on the loan portfolio mix among commercial, real estate and consumer loans to enhance the yield of the loan portfolio. For example, Pioneer has put increased emphasis on increasing consumer loans via consumer credit cards, indirect automobile loans and, through small consumer loans offered by Center. As Pioneer strives to increase consumer loans, the threat of increased personal bankruptcies must be considered. Through its credit policies and procedures, Pioneer management believes an increased dollar volume in consumer loans can be achieved without materially increasing the risk of incurring additional loan losses due to personal bankruptcies. In addition, management is committed to providing new products for not only consumer loans, but also real estate and commercial loans. There has not, however, been a concentration in lending to any one industry or segment.

Pioneer has not invested in loans to finance HLT's, such as leveraged buy-out transactions, as defined by the Federal Reserve Board and other regulatory agencies. Loans made by a bank for recapitalization or acquisitions (including acquisitions by management or employees) which result in a material change in the borrower's financial structure to a highly leveraged condition are considered HLT loans. Pioneer had no foreign loans or loans to lesser developed countries as of December 31, 1997.

The Loan Portfolio table shows the classifications of loans by major category at December 31, 1997, and for each of the preceding four years. The second table shows maturities of certain loan classifications and an analysis of the rate structure for such loans due in over one year.

                                 LOAN PORTFOLIO
                                 (IN THOUSANDS)

                                                              YEAR ENDING DECEMBER 31,
                       ------------------------------------------------------------------------------------------------------
                              1997                 1996                 1995                 1994                 1993
                       ------------------   ------------------   ------------------   ------------------   ------------------
                                  PERCENT              PERCENT              PERCENT              PERCENT              PERCENT
                                    OF                   OF                   OF                   OF                   OF
                        AMOUNT     TOTAL     AMOUNT     TOTAL     AMOUNT     TOTAL     AMOUNT     TOTAL     AMOUNT     TOTAL
                       --------   -------   --------   -------   --------   -------   --------   -------   --------   -------
Commercial, financial
  and agricultural...  $167,655    25.74%   $105,641    20.03%   $ 79,691    18.83%   $ 57,358    17.00%   $ 58,303    20.22%
Real estate
  construction.......    54,624     8.39%     37,324     7.11%     18,671     4.41%     14,843     4.40%     13,669     4.74%
Real estate mortgage
  Residential........   172,124    26.43%    138,194    26.33%    117,182    27.69%     97,274    28.83%     82,811    28.73%
  Commercial.........   155,348    23.85%    158,333    30.17%    153,354    36.24%    120,893    35.84%     89,876    31.18%
Consumer
  Credit cards.......     4,478     0.69%      4,161     0.79%      3,253     0.77%      2,091     0.62%         99     0.03%
  Installment........    97,005    14.90%     81,196    15.57%     51,040    12.06%     44,895    13.31%     43,522    15.10%
                       --------   ------    --------   ------    --------   ------    --------   ------    --------   ------
                        651,234   100.00%    524,849   100.00%    423,191   100.00%    337,354   100.00%    288,280   100.00%
                                  ======               ======               ======               ======               ======
Less:
  Unearned income....     1,476                1,596                1,688                1,443                1,246
  Allowance for loan
    losses...........     7,837                5,758                5,872                5,355                5,371
                       --------             --------             --------             --------             --------
Total loans..........  $641,921             $517,495             $415,631             $330,556             $281,663
                       ========             ========             ========             ========             ========

              SELECTED LOAN MATURITY AND INTEREST RATE SENSITIVITY
                            AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                                  RATE STRUCTURE FOR LOANS
                                                                   MATURING OVER ONE YEAR
                                                                 ---------------------------
                                         ONE YEAR                PREDETERMINED   FLOATING OR
                             ONE YEAR       TO       OVER FIVE     INTEREST      ADJUSTABLE
                             OR LESS    FIVE YEARS     YEARS         RATE           RATE
                             --------   ----------   ---------   -------------   -----------
Commercial, financial and
  agricultural.............  $ 56,581    $ 92,942     $18,132      $ 70,758        $40,316
Real estate................   186,748     182,910      12,438       192,977          2,371
Consumer...................    55,195      45,115       1,173        46,288             --
                             --------    --------     -------      --------        -------
          Total............  $298,524    $320,967     $31,743      $310,023        $42,687
                             ========    ========     =======      ========        =======

INVESTMENT PORTFOLIO

Pioneer's investment securities portfolio decreased 18.5% or $46.5 million from year end 1996 to year end 1997. The average balance of the investment securities portfolio has decreased since 1995 in order to fund loan growth, with the exception of 1995, when there was an increase in funds available for investment resulting from the purchase of branches in Marion County. Pioneer maintains an investment strategy of seeking portfolio yields within acceptable risk levels, as well as providing liquidity. Pioneer maintains two classifications of investment securities: "Held to Maturity" and "Available for Sale." Prior to December 1995, management placed only bank-qualified, municipal securities exempt from federal income taxation, as well as non-bank qualified taxable municipal securities in the "Held to Maturity" classification. In December, 1995, management reclassified the municipal securities to "Available for Sale" and various mortgage backed agency securities to "Held to Maturity." The FASB provided all corporations a moratorium from November 15, 1995, to December 31, 1995, to reassess their securities classifications (FASB 115). This window of opportunity allowed Pioneer to reclassify securities as "Held to Maturity" or "Available for Sale" without "tainting" the investment portfolio. The "Available for Sale" securities are carried at fair market value, whereas the "Held to Maturity" securities are carried at book value (or at fair value, as of transfer date, if transferred from "Available for Sale" to "Held to Maturity" via the FASB moratorium). As a consequence, with a higher percentage of securities being placed in the "Available for Sale" category, Pioneer's accounting capital is more volatile than it would be should a larger percentage be placed in the "Held to Maturity" category. Due to the inverse relationship between bond prices and interest rates, as market rates increase, bond prices decrease as does accounting capital on an after tax basis. In a decreasing rate environment, bond prices increase as does capital. Although capital is more volatile, management has discretion, with respect to the "Available for Sale" securities, to proactively adjust to favorable market conditions in order to provide liquidity and realize gains on the sales of securities. Pioneer intends to continue to categorize all future investment security purchases as "Available for Sale." The changes in values in the investment securities portfolio are not taken into account in determining regulatory capital requirements.

During 1997, average investment securities decreased $39.8 million or 14.7%. Average investment securities during 1996 decreased $9.0 million or 3.2% from 1995 average levels. The decrease in securities of $46.5 million as of year end 1996 to year end 1997, consisted primarily of decreasing state and political subdivision obligations by $18.7 million or 23.1% from $80.9 million in 1996 to $62.2 million in 1997.

During 1997, gross proceeds from investment securities sales were $83.4 million, representing 36.2% of the average portfolio for the year. Net gains associated with the sales were $293,723, which accounted for 3.0% of noninterest income. Gross proceeds from investment securities sold during 1996 totaled $52.3 million, resulting in a net realized gain of $297,003, representing 3.6% of noninterest income. Although Pioneer intends to actively administer the investment portfolio and take advantage of market rate fluctuations, management does not believe a disproportionate share of noninterest income will be produced by securities gains. Over the course of 1997, market interest rates on bonds decreased, thus generally enhancing the market values of the investment securities. At year end 1997, gross unrealized gains in the "Available for Sale" portfolio amounted to $2.1 million and unrealized losses amounted to $58,410. Whereas at the same point in time in 1996, the gross unrealized gains in the "Available for Sale" portfolio were $2.3 million and the gross unrealized losses totaled $567,000. At the end of 1997, gross unrealized gains in the "Held To Maturity" portfolio were $211,000 and unrealized losses amounted to $20,763. At the year end of 1996, the gross unrealized gains in the "Held To Maturity" portfolio were $29,205 and unrealized losses amounted to $119,265. As of December 31, 1997, the net unrealized security gain, net of tax effect, contributes a $1.0 million increase in accounting capital or 27.8 cents per share to Pioneer's common stock book value.

Prior to 1993, Pioneer invested in taxable securities due to the lack of preferential treatment afforded tax-exempt securities under the alternative minimum tax laws. In 1993, Pioneer moved from the "Alternative Minimum Tax" method to the "Regular Corporate Tax" method and municipal securities became more attractive on a tax equivalent basis, offering wider spreads than U. S. Treasury securities and were purchased when available. Upon achieving a targeted volume of municipal securities in mid-1994, the strategy shifted to focus on improving the balance of the maturity distribution and enhancing total yield, as well as providing for liquidity. The following table sets forth the carrying amount of the investment securities portfolio at the end of each of the last three years.

                              INVESTMENT PORTFOLIO
                                 (IN THOUSANDS)

                                                           YEARS ENDED DECEMBER 31,
                                                        ------------------------------
                                                          1997       1996       1995
                                                        --------   --------   --------
Securities Available for Sale:
  U.S. Treasury securities............................  $ 39,337   $ 41,574   $ 52,082
  U.S. Agency obligations.............................    40,740     37,839     46,200
  State and political subdivisions....................    62,190     80,855     83,726
  Other securities....................................    14,424     31,922     26,961
                                                        --------   --------   --------
          Total Available for Sale Securities.........  $156,691   $192,190   $208,969
                                                        --------   --------   --------

                                                           YEARS ENDED DECEMBER 31,
                                                        ------------------------------
                                                          1997       1996       1995
                                                        --------   --------   --------
Securities Held To Maturity:
  U.S. Treasury securities............................  $      0   $      0   $     99
  U.S. Agency obligations.............................    48,396     59,409     77,940
  State and political subdivisions....................         0          0          0
  Other securities....................................         0          0          0
                                                        --------   --------   --------
          Total Held to Maturity Securities...........    48,396     59,409     78,039
                                                        --------   --------   --------
          Total Securities............................  $205,087   $251,599   $287,008
                                                        ========   ========   ========

The maturities and weighted average yields of the investment securities portfolio at the end of 1997 are presented in the following table using primarily the stated maturities excluding the effects of prepayments. The total mortgage backed securities for 1997 and 1996 were $32.2 million and $33.1 million, respectively. As of December 31, 1997, the average expected life was
1.9 years. The average expected life of the total investment security portfolio at December 31, 1997, was 3.1 years with an average tax equivalent yield of 6.46%. Taxable equivalent adjustments, using a 34% tax rate, have been made in calculating yields on tax-exempt obligations.

As of December 31, 1997, except for the U.S. Government and its agencies, there was not any issuer who represented 10% or more of shareholders' equity within the investment portfolio.

During 1997, average federal funds sold increased $5.3 million or 60.8% from 1996 levels. Whereas, from 1995 to 1996, average federal funds sold decreased $14.4 million or 62.2%. These short-term investments constituted $14.1 million or 1.7% of average earning assets in 1997 and $9.0 million or 1.2% in 1996. The increase in 1997 is due primarily to an increase in deposits and other borrowings to fund future loan growth rather than short-term investments. Management expects the average balance in federal funds sold to decrease in 1998 from the average in 1997 subject to growth in the loan portfolio.

The balance of interest earning deposits held with other banks was $528,417 at year-end 1997 and $495,617 at year end 1996. These assets account for less than 1.0% of total earning assets.

                     INVESTMENT PORTFOLIO MATURITY SCHEDULE
                  SECURITIES MATURING AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                                   AFTER FIVE
                                               AFTER ONE YEAR         YEARS
                               WITHIN ONE        BUT WITHIN        BUT WITHIN         AFTER TEN
                                  YEAR           FIVE YEARS         TEN YEARS           YEARS
                             ---------------   ---------------   ---------------   ---------------
                             AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT    YIELD
                             -------   -----   -------   -----   -------   -----   -------   -----
Securities Available for
  Sale:
U.S. Treasury securities...  $20,048   5.94%   $19,289   6.10%        --     --         --     --
U.S. Agency obligations....    4,991   5.97%    16,074   6.03%   $ 2,013   6.09%   $17,662   6.05%
State and political
  subdivisions.............    5,570   6.97%    25,107   6.66%    24,060   6.74%     7,453   6.57%
Other......................    4,321   7.67%     5,894   7.97%       104   7.74%     4,105   7.81%
                             -------           -------           -------           -------
         Total AFS
           Securities......   34,930   6.37%    66,364   6.46%    26,177   6.69%    29,220   6.43%
                             -------           -------           -------           -------
Securities Held To
  Maturity:
U.S. Treasury securities...       --     --        --      --         --     --         --     --
U.S. Agency obligations....   24,941   7.16%    10,486   6.08%     8,447   6.04%     4,522   5.64%
State and political
  subdivisions.............       --     --        --      --         --     --         --     --
Other......................       --     --        --      --         --     --         --     --
                             -------           -------           -------           -------
         Total HTM
           Securities......   24,941   7.16%    10,486   6.08%     8,447   6.04%     4,522   5.64%
                             -------           -------           -------           -------
         Total
           Securities......  $59,871   6.67%   $76,850   6.41%   $34,624   6.53%   $33,742   6.32%
                             =======           =======           =======           =======

DEPOSITS AND SHORT-TERM BORROWINGS

Pioneer's average deposits and short-term borrowings increased $74.0 million or 10.1% from 1996 to 1997. Within this growth, average interest bearing liabilities increased $70.9 million or 11.6%, while average noninterest bearing deposits increased $3.1 million or 2.6%. Average deposits and short-term borrowings increased $82.2 million or 12.7% from 1995 to 1996. Within this growth, average interest bearing liabilities increased $73.9 million or 13.8%, while average noninterest bearing deposits increased $8.2 million or 7.3%. The majority of the growth since 1995 reflects Pioneer's strategy of consistently emphasizing deposit growth, as deposits are the primary source of funding for balance sheet growth. Management has pursued various avenues to develop its deposit base through product enhancements, improved customer service, employee education regarding cross selling bank products and services, and deposit acquisitions such as the purchase of branches in Marion County.

For Pioneer Bank, average interest bearing transaction deposits and average savings deposits, increased 11.1% and 21.6%, respectively, from 1996 to 1997, and increased 3.73% and 11.76%, respectively from 1995 to 1996. The largest dollar growth in average deposits at Pioneer Bank during 1997 occurred in savings deposits and certificates of deposit over $100,000. For 1997, average savings deposits increased $15.3 million or 21.8% and certificates of deposit over $100,000 increased $14.7 million or 33.3%. The growth during

1997 occurred due to ongoing promotional efforts and special rates introduced for limited time periods.

Valley Bank experienced an increase in average interest bearing transaction deposits of 10.6% and a slight decrease in average savings deposits of 3.9%, respectively, from 1996 to 1997, and had slight increases of 2.5% and 2.7%, respectively from 1995 to 1996. The largest growth in average deposits at Valley Bank during 1997 occurred in investment certificates of deposit under $100,000 and interest demand accounts. For 1997, average certificates of deposit under $100,000 increased $9.5 million or 15.2% and interest demand accounts increased $2.2 million or 12.6%. The growth during 1997 occurred due to special rates with ongoing promotions.

Since September 1997, when Pioneer Bank, f.s.b. began operations, there has been an increase of $560,000 in interest demand balances, and an increase of $528,000 in savings balances. There were no balances in these accounts when Pioneer Bank, f.s.b. began operations. Certificates of less than $100,000 increased $714,000 or 8.9% since beginning operations. Approximately $8.7 million of certificates less than $100,000 were initially transferred to Pioneer Bank, f.s.b. from Pioneer Bank in October 1997. Total deposits at Pioneer Bank, f.s.b. as of December 31, 1997, was $15.3 million or $6.5 million more than were transferred from Pioneer Bank in October 1997. This deposit growth represents an increase of 74% in three months.

From year end 1996 to year end 1997, total deposits and other borrowings of Pioneer increased $80.9 million or 10.6%. The largest portion of the growth during 1997 was in FHLB borrowings increasing $28 million or 280%. From year end 1996 to year end 1997, interest bearing transaction deposits and savings accounts increased $12.0 million or 5.2%, certificates of deposit over $100,000 increased $14.5 million or 25.8% and other time deposits of less than $100,000 increased $28.2 million or 10.1%. From year end 1996 to year end 1997, noninterest bearing transaction deposits increased $1.1 million or less than 1.0%.

From year end 1995 to year end 1996, total deposits and other borrowings of Pioneer increased $61.9 million or 8.8%. The largest portion of the growth during 1996 was in savings deposits increasing $23.1 million or 26.2%. From year end 1995 to year end 1996, interest bearing transaction deposits increased $2.1 million or 1.8%, certificates of deposit over $100,000 increased $4.6 million or 9.0% and other time deposits of less than $100,000 increased $2.8 million or 1.0%. From year end 1995 to year end 1996, noninterest bearing transaction deposits decreased $2.2 million or 1.8%.

Regarding Pioneer's deposit mix, savings deposits and both interest bearing and noninterest bearing transaction deposits accounted for 49.1% of total average deposits during 1997. For 1996, these relatively low cost deposits equaled 49.2% of all deposits and for 1995 they represented 50.2%. The decrease of 1.0% from 1995 to 1996 reflects the change in customer preferences for higher earning certificates of deposits. The large certificates of deposit, representing 9.8% of the total average deposits in 1997, increased from 8.4% in 1996, and is also higher than the 8.5% level in 1995. For the last three years time deposits under $100,000 have remained stable at 41.1%, 42.4% and 41.3% of average deposits for 1997, 1996 and 1995, respectively. The maturities of the time deposits over and under

$100,000 issued by Pioneer as of December 31, 1997, are summarized in the following table:

                          MATURITIES OF TIME DEPOSITS
                            AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                               OVER THREE      OVER 1 YEAR
                             THREE MONTHS        MONTHS          THROUGH      OVER
                               OR LESS      LESS THAN 1 YEAR     5 YEARS     5 YEARS
                             ------------   ----------------   -----------   -------
Certificates of deposit
  over $100,000............    $ 20,471         $ 42,334         $ 7,776       $ 4
Other time deposits under
  $100,000.................      93,410          170,986          42,829        16
                               ========         ========         =======       ===
          Total............    $113,881         $213,320         $50,605       $20
                               ========         ========         =======       ===

Borrowed funds consist of short-term borrowings, primarily federal funds purchased, securities sold under agreements to repurchase with our commercial customers and short-term borrowings from the FHLB. Average federal funds purchased and average securities sold under agreements to repurchase increased $15.1 million or 31.8% in 1997, $11.1 million or 30.8% in 1996 and $19.6 million or 118.3% in 1995. Much of the 1996 and 1997 growth occurred through an emphasis seeking new cash management accounts using commercial repurchase agreements. Average borrowings from the FHLB increased by $10.1 million or 107.1% in 1997 and $9.4 million in 1996, the initial year of borrowings. Pioneer has increased its borrowings from the FHLB to facilitate growth in the loan portfolio.

                             SHORT-TERM BORROWINGS

                                        MAXIMUM                                    AVERAGE
                                      OUTSTANDING             AVERAGE              INTEREST
                                        AT ANY      AVERAGE   INTEREST   ENDING    RATE AT
                                       MONTH END    BALANCE     RATE     BALANCE   YEAR END
                                      -----------   -------   --------   -------   --------
Year Ended December 31, 1997
Federal funds purchased.............   $  9,200     $ 3,689     5.66%    $    --     5.31%
Securities sold under agreements to
  repurchase........................     72,308      58,670     4.30%     60,439     4.37%
Federal Home Loan Borrowings........     38,000      19,533     5.59%     38,000     5.58%
                                       --------     -------              -------
          Total Short-Term
            Borrowings..............   $119,508     $81,892     4.67%    $98,439     4.84%
                                       ========     =======              =======
Year Ended December 31, 1996
Federal funds purchased.............   $ 20,300     $ 3,444     5.63%    $13,500     5.93%
Securities sold under agreements to
  repurchase........................     51,254      43,859     4.29%     49,839     4.21%
Federal Home Loan Borrowings........     10,000       9,430     5.44%     10,000     5.44%
                                       --------     -------              -------
          Total Short-Term
            Borrowings..............   $ 81,554     $56,733     4.56%    $73,339     5.69%
                                       ========     =======              =======

CAPITAL RESOURCES

Pioneer's stockholders' equity increased $6.0 million or 6.4% to $99.9 million as of December 31, 1997, compared with $93.9 million at the end of 1996, and $87.6 million at year end 1995. Retention of earnings and unrealized appreciation on securities "Available for Sale" accounted for all the increases in stockholders' equity during 1997. The growth in stockholders' equity in 1997 was slowed somewhat by an increase in the payment of $3.5 million in dividends on the Pioneer Common Stock and purchases of $1.2 million in treasury stock by Pioneer.

Unrealized appreciation of investment securities "Available for Sale" accounted for an increase of $238,014 in stockholders' equity as of December 31, 1997. Excluding the securities "Available for Sale" adjustment, stockholders' equity was $98.9 million as of year end 1997, compared to $93.1 million for 1996, an increase of $5.8 million or 6.2%.

Dividends of $3.5 million were declared on the Pioneer Common Stock in 1997, an increase of $187,995 or 5.8% from 1996. The 1997 annual dividend per common share was $.92 as compared to $.87 in 1996 adjusted for the 2-for-1 stock split in June, 1996. The dividend payout ratio for 1997, defined as common dividends declared as a percentage of net income available to common stockholders, was 35.4% in 1997 compared to 36.4% and 40.2% for 1996 and 1995, respectively. Pioneer presently intends to continue a dividend payout similar to the historical levels, subject to declaration by the Board of Directors.

Pioneer owned 29,479 shares accounted for as treasury stock at $1.1 million as of year end 1997 and 15,269 shares accounted for as treasury stock at $558,784 as of year end 1996. The shares are recorded on the balance sheet using the cost method for both dates. The treasury stock generally has been available for Pioneer's ESOP, exercises of options and other corporate stock plan purposes.

No new common stock or preferred stock was issued by Pioneer during 1997.

A strong capital position promotes depositor and investor confidence and provides a foundation for profitability and future growth of the organization. Pioneer's five-year compound annual growth rate in stockholders' equity of 5.84% was primarily achieved through reinvested earnings.

Average stockholders' equity as a percentage of total average assets is one measure used to determine capital strength. The ratio of average shareholders' equity to average assets for 1997 was 10.54% compared to 10.71% in 1996 and 11.33% in 1995.

                          RETURNS ON EQUITY AND ASSETS

                                                          YEAR ENDING DECEMBER 31,
                                                         --------------------------
                                                          1997      1996      1995
                                                         ------    ------    ------
Return on average assets.............................     1.07%     1.09%     0.96%
Return on average equity.............................    10.16%    10.14%     8.45%
Common dividend payout ratio.........................    35.43%    36.40%    40.23%
Average equity to average assets ratio...............    10.54%    10.71%    11.33%

The various federal bank regulators, including the Federal Reserve Board and the FDIC, have risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital standards in relation to assets and off-balance sheet exposures, as adjusted for credit risks. Capital is classified into two tiers. For bank holding companies, Tier 1 or "core" capital consists of common shareholders' equity, qualifying noncumulative perpetual preferred stock and minority interests in the common equity accounts of consolidated subsidiaries, reduced by goodwill, other intangible assets and certain investments in other corporations ("TIER 1 CAPITAL"). Tier 2 Capital consists of Tier 1 Capital, as well as a limited amount of the allowance for possible loan losses, certain hybrid capital instruments (such as mandatory convertible debt), subordinated and perpetual debt and non-qualifying perpetual preferred stock ("TIER 2 CAPITAL").

At December 31, 1994, a risk-based capital measure and a minimum ratio standard was fully phased in, with a minimum total capital ratio of 8% and Tier 1 Capital equal to at least 50% of total capital. The Federal Reserve Board also has a minimum leverage ratio of Tier 1 Capital to total assets of 3%. The 3% Tier 1 Capital to total assets ratio constitutes the leverage standard for bank holding companies and BIF-insured state-chartered non-member banks, and will be used in conjunction with the risk-based ratio in determining the overall capital adequacy of banking organizations. The FDIC has similar capital requirements for BIF-insured state-chartered non-member banks.

The Federal Reserve Board and the FDIC have emphasized that the capital standards are supervisory minimums and an institution would be permitted to maintain such minimum levels of capital only if it were rated a composite "one" under the regulatory rating systems for bank holding companies and banks. All other bank holding companies are required to maintain a leverage ratio of 3% plus at least 1% to 2% of additional capital. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets. The Federal Reserve Board continues to consider a "tangible Tier 1 leverage ratio" in evaluation proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 Capital, to total average assets less all intangibles. The percentage ratios for Pioneer, as calculated under the guidelines, were 12.91% and 13.99% for Tier 1 and Tier 2, respectively, at year-end 1997. The tangible Tier 1 leverage ratio for Pioneer in 1997 was 10.29%. The regulatory capital ratios of Pioneer currently exceed the minimum ratios of 5% leverage capital, 6% Tier 1 and 10% Tier 2 required in 1997 for "well capitalized" banks as defined by federal regulators. The Federal Reserve Board has not advised Pioneer of any specific minimum leverage ratio applicable to it.

The following table sets forth the regulatory capital calculations of Pioneer and its subsidiaries on a consolidated basis as of December 31, 1997, 1996 and 1995, calculated in accordance with the applicable requirement of the Federal Reserve Board in effect on such date:

                         RISK BASED CAPITAL CALCULATION
                                 (IN THOUSANDS)

                                                      DECEMBER 31,
                                --------------------------------------------------------
                                      1997                1996                1995
                                ----------------    ----------------    ----------------
Stockholders' Equity..........  $ 99,916   10.44%   $ 93,923   10.83%   $ 87,625   10.96%
                                ========   =====    ========   =====    ========   =====
Regulatory capital
Tier 1 risk based:
  Actual......................  $ 93,156   12.91%   $ 86,667   13.86%   $ 80,042   14.77%
  Minimum required............    28,866    4.00      25,012    4.00      21,680    4.00
                                --------   -----    --------   -----    --------   -----
  Excess above minimum........  $ 64,290    8.91%   $ 61,665    9.86%   $ 58,362   10.77%
                                ========   =====    ========   =====    ========   =====
Total risk based:
  Actual......................  $100,993   13.99%   $ 92,425   14.78%   $ 85,914   15.85%
  Minimum required............    57,732    8.00      50,023    8.00      43,360    8.00
                                --------   -----    --------   -----    --------   -----
  Excess above minimum........  $ 43,261    5.99%   $ 42,402    6.78%   $ 42,402    7.85%
                                ========   =====    ========   =====    ========   =====
Leverage:
  Actual......................  $ 93,156   10.29%   $ 86,667   10.55%   $ 80,042   10.93%
  Minimum required............    27,167    3.00      24,651    3.00      21,972    3.00
                                --------   -----    --------   -----    --------   -----
  Excess above minimum........  $ 65,989    7.29%   $ 62,016    7.55%   $ 58,070    7.93%
                                ========   =====    ========   =====    ========   =====
Total risked based assets.....  $721,655            $625,289            $541,998
Total average assets..........   911,291             828,165             739,679
Total assets..................   956,890             867,240             799,268
Total intangible assets.......     5,716               6,450               7,271

BALANCE SHEET MANAGEMENT

LIQUIDITY MANAGEMENT

Liquidity is the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining Pioneer's ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs.

The primary function of asset/liability management is not only to assure adequate liquidity in order for Pioneer to meet the needs of its customer base, but to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so Pioneer can profitably deploy its assets. Both assets and liabilities are considered sources of liquidity funding and both are, therefore, monitored on a daily basis.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments and maturities of investment securities. Real estate and commercial, financial and agricultural loan payments are becoming an increasingly important source of liquidity for Pioneer as this portfolio continues to grow. Total loans, less unearned income, maturing in one year or less amounted to $297.9 million or 45.8% of the total loan portfolio at December 31, 1997. Investment securities maturing in the same time frame totaled $59.9 million or 29.2% of the investment securities portfolio at year-end 1997. Additional sources of liquidity are the investments in federal funds sold and prepayments from the mortgage backed securities from the investment portfolio.

The liability portion of the balance sheet provides liquidity through various customers' interest bearing and noninterest bearing deposit accounts. Securities sold under agreements to repurchase and other short-term borrowings, including advances from the FHLB of Cincinnati, are additional sources of liquidity and basically represent Pioneer's incremental borrowing capacity. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet short-term liquidity needs. At year-end 1997, Pioneer held $24.1 million of additional securities available for pledging as repurchase agreements and had $70.0 million of federal funds lines available and unused.

INTEREST RATE SENSITIVITY MANAGEMENT

Interest rate sensitivity is a function of the repricing characteristics of Pioneer's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on repricing relationships of assets and liabilities during periods of changes in market interest rates. Interest rate sensitivity with a view to maintaining a mix of assets and liabilities that respond to changes in interest rates within an acceptable time frame, thereby managing the effect of interest rate movements on net interest income. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities that are subject to repricing at various time horizons. The differences are interest sensitivity gaps: three months or less, three to twelve months, one to five years, over five years and on a cumulative basis. The following table shows interest sensitivity gaps for these different intervals as of December 31, 1997 and 1996.

The allocations used for the interest rate sensitivity report below were based on the maturity schedules for the loans and deposits and the duration schedules for the investment securities. Federal funds sold and purchased and agreements to repurchase were allocated to the three month category. The FHLB Borrowings were allocated according to their respective maturity dates. All other interest bearing deposits were allocated 15% to the three month category, 20% to the less than one year category, 45% to the less than five year category and the remainder to the over 5 year category. As shown in the following table, as of December 31, 1997, 67% of Pioneer's interest bearing liabilities will reprice within a year compared to 43% of all interest earning assets for the same period. Accordingly, if interest rates increase suddenly, rates on liabilities will increase faster than interest bearing assets, in the less than one year period, and the net interest margin will be adversely affected. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. This is referred to as basis risk and, generally, relates to the possibility that the repricing characteristics of short-term assets tied to Pioneer's prime lending rate are different from those of short-term funding sources such as certificates of deposit.

Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities which are not reflected in the interest sensitivity analysis report. Prepayments may have significant effects on Pioneer's net interest margin. Because of these factors and in a static test, interest sensitivity gap reports may not provide a complete assessment of Pioneer's exposure to changes in interest rates. Management utilizes computerized interest rate simulation analysis to determine Pioneer's interest rate sensitivity. The table below indicates Pioneer is in a liability sensitive gap position for the first year, then moves into an asset sensitive position. Overall, due to the factors cited, current simulation results indicates a relatively low sensitivity to parallel shifts in interest rates. A liability sensitive company will generally benefit from a falling interest rate environment as the cost of interest bearing liabilities falls faster than the yields on interest bearing assets, thus creating a widening of the net interest margin. Conversely, an asset sensitive company will benefit from a rising interest rate environment as the yields on earning assets rise faster than costs of interest bearing liabilities. Management also evaluates economic conditions, the pattern of market interest rates and competition to determine the appropriate mix and repricing characteristics of assets and liabilities required to produce a targeted net interest margin.

                       INTEREST RATE SENSITIVITY ANALYSIS
                               AS OF DECEMBER 31,
                                 (IN THOUSANDS)

                                                    OVER 3      OVER 1
                                                    MONTHS       YEAR        OVER        NON-
                                       3 MONTHS     THROUGH    THROUGH       FIVE      INTEREST
                                        OR LESS    12 MONTHS   5 YEARS      YEARS      SENSITIVE    TOTAL
                                       ---------   ---------   --------   ----------   ---------   --------
1997
Securities AFS.......................  $  16,978    $  17,952   $ 66,364     $ 55,397    $     --   $156,691
Securities HTM.......................        793       24,148     10,486       12,969          --     48,396
Other interest earning assets........     19,358           --         --           --          --     19,358
Loans................................    240,096       57,764    320,244       31,654          --    649,758
                                       ---------    ---------   --------    ---------   ---------   --------
        Total Earning Assets.........    277,225       99,864    397,094      100,020          --    874,203
                                       ---------    ---------   --------    ---------   ---------   --------
Time deposits under 100M.............     93,410      170,986     42,829           16          --    307,241
CD's over 100M.......................     20,471       42,334      7,776            4          --     70,585
Other interest bearing liabilities...     72,785       84,258    172,611       12,696          --    342,350
                                       ---------    ---------   --------    ---------   ---------   --------
        Total Interest Bearing
          Liabilities................    186,666      297,578    223,216       12,716          --    720,176
Noninterest bearing sources of
  funds-net..........................                                                     154,027    154,027
                                       ---------    ---------   --------    ---------   ----------   -------
Interest sensitivity gap.............  $  90,559    $(197,714)  $173,878    $  87,304   $(154,027)  $     --
                                       =========   ==========   ========    =========    =========   =======
Cumulative interest sensitivity
  gap................................  $  90,559    $(107,155)  $ 66,723     $154,027    $     --
Interest sensitivity gap as a
  percentage of total earning
  assets.............................      10.36%      -22.62%     19.89%        9.99%
Cumulative interest sensitivity gap
  as a percentage of total earning
  assets.............................      10.36%      -12.26%      7.63%       17.62%
                                       =========   ==========   ========    =========
1996
Securities AFS.......................  $  20,752    $  14,822   $106,028    $  50,588    $     --   $192,190
Securities HTM.......................      1,000        3,054     38,242       17,113          --     59,409
Other interest earning assets........      2,131           --         --           --          --      2,131
Loans................................     82,983       65,890    285,287       89,093          --    523,253
                                       ---------   ----------   --------    ---------   ---------   --------
Earning assets.......................    106,866       83,766    429,557      156,794          --    776,983
                                       ---------   ----------   --------    ---------   ---------   --------
Time deposits under 100M.............    103,836      131,617     43,603           --          --    279,056
CD's over 100M.......................     24,316       25,704      6,066           --          --     56,086
Other interest bearing liabilities...     96,529       23,189    151,132       34,385          --    305,235
                                       ---------   ----------   --------    ---------   ---------   --------
Interest bearing liabilities.........    224,681      180,510    200,801       34,385          --    640,377
Noninterest bearing sources of
  funds-net..........................                                                     136,606    136,606
                                       =========   ==========   ========    =========   =========   ========
Interest sensitivity gap.............  $(117,815)  $  (96,744)  $228,756    $ 122,409   $(136,606)  $     --
                                       =========   ==========   ========    =========   =========   ========
Cumulative interest sensitivity
  gap................................  $(117,815)  $ (214,559)  $ 14,197    $ 136,606   $      --
Interest sensitivity gap as a
  percentage of total earning
  assets.............................     -15.16%     -12.45%      29.44%       15.75%
Cumulative interest sensitivity gap
  as a percentage of total earning
  assets.............................     -15.16%     -27.61%       1.83%       17.58%
                                       =========   =========    ========   ==========

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income is the principal component of a financial institution's income stream and represents the difference or spread between interest and fee income generated from earning assets and the interest expense paid on deposits and other borrowed funds. Fluctuations in interest rates as well as volume and mix changes in earning assets and interest bearing liabilities can materially impact net interest income. The discussion of net interest income is presented on a taxable equivalent basis, unless otherwise noted, to facilitate comparisons among various taxable and tax-exempt assets.

Net interest income for 1997 increased $6.2 million or 19.0% over 1996, $4.7 million or 16.7% in 1996 over 1995 and $705,000 or 2.6% in 1995 over 1994.
Increased volumes and rates of earning assets account for the increases since 1994. The schedule on page 117 provides the detail of changes in interest income, interest expense and net interest income due to changes in volumes and rates.

Interest income increased $10.2 million or 17.2% in 1997 from 1996, increased $7.9 million or 15.6% in 1996 from 1995, and increased $8.8 million or 20.9% in 1995 from 1994. The 1997 increase in interest income resulted from a 10.8% increase in the volume of average earning assets, as well as by a 46 basis point increase in the average interest rate earned on assets. The largest percentage of growth in average assets occurred in the loan portfolio, $115.0 million, while the average rate earned on the loan portfolio increased 33 basis points. Through these increases, the loan portfolio produced an additional $12.0 million or 29.2% in interest income in 1997 over 1996. The yield on the investment security portfolio increased 18 basis points from 6.40% in 1996 to 6.58% in 1997. Although the yield increased, the average volume decreased $39.8 million or 14.7%, and interest income on investment securities decreased $2.1 million or 12.4% from 1996 to 1997. Federal funds sold and other earning assets increased in average volume by $5.4 million or 57.8% from 1996 to 1997, and showed an increase in average rates earned of nine basis points.

The 1996 increase in interest income resulted from an 11.4% increase in the volume of average earning assets, as well as by a 29 basis point increase in the average interest rate earned on assets. The greatest percentage of growth in average assets occurred in the loan portfolio, $100.7 million, while the average rate earned on the loan portfolio increased 21 basis points. Through these increases, the loan portfolio produced an additional $9.6 million or 30.5% in interest income in 1996 over 1995. The yield on the investment security portfolio decreased five basis points from 6.45% in 1995 to 6.40% in 1996. With the yield declining and the average volume decreasing $9.0 million or 3.2%, interest income on investment securities decreased $714,000 or 3.9% from 1995 to 1996. Federal funds sold and other earning assets decreased in average volume by $14.1 million or 60.4%, and showed a decrease in average rates earned of 74 basis points.

Total interest expense increased by $3.3 million or 14.2% in 1996 from 1995, due to an increase in interest bearing liabilities of $74 million or 13.8% and a two basis point increase in the average rate paid on interest bearing liabilities. Interest expense on interest bearing deposits increased $2.4 million or 11.5% as the result of a three basis point increase in rates and a $53.4 million or 10.7% increase in the average volume. The $20.5 million increase in average borrowed funds, (including interest bearing liabilities not classified as deposits), coupled with a 27 basis point decrease in their rates resulted in an $837,000 or 47.9% increase in interest expense for this category.

The trend in net interest income is commonly evaluated in terms of average rates using the net interest margin and the interest rate spread. The net interest margin, or the net yield on earning assets, is computed by dividing fully taxable equivalent net interest income by average earning assets. This ratio represents the difference between the average yield returned on average earning assets and the average rate paid for all funds used to support those earning assets, including both interest bearing and noninterest bearing sources of funds. The net interest margin increased 32 basis points in 1997 to 4.70%, preceded by a 20 basis point increase in 1996 to 4.38% from 4.18% in 1995. The net cost of funds, defined as interest expense divided by average earning assets, increased 13 basis points to 3.64% in 1997 from 3.51% in 1996. The yield on earning assets increased 46 basis points to 8.35% in 1997 from 7.89% in 1996. Comparing 1996 to 1995, the yield on earning assets rose 29 basis points, while the rate paid on interest bearing liabilities increased two basis points. From 1995 to 1996 the net cost of funds increased nine basis points and the net interest margin increased 20 basis points.

The interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest bearing sources of funds. The interest rate spread eliminates the impact of noninterest bearing funds and gives a direct perspective on the effect of market interest rate movements. During recent years, the net interest margins and interest rate spreads have been under intense pressure to maintain historical levels, due in part to tax laws discouraging investment in tax-exempt instruments, intense competition for funds with non-bank institutions and changing regulatory supervision for some financial intermediaries. The pressure was not unique to Pioneer and was experienced by the banking industry nationwide. As a result of changes in the overall asset and liability mix during 1997 and of the general economic factors, the interest rate spread increased from 1996 to 1997. The net interest rate spread in 1997 increased 33 basis points to 3.92% from the 1996 spread of 3.59%, as the yields earned on earning assets increased faster than the cost of interest bearing liabilities. In 1996, the net interest spread increased from 1995 by 27 basis points.

See the accompanying schedules entitled "Rate Volume Variance Report" and "Consolidated Average Balances, Interest Income/Expense and Yields/Rates" for more information.

    CONSOLIDATED AVERAGE BALANCES, INTEREST INCOME/EXPENSE AND YIELDS/RATES
                            TAXABLE EQUIVALENT BASIS
                                 (IN THOUSANDS)

                                                                 YEAR ENDING DECEMBER 31,
                            --------------------------------------------------------------------------------------------------
                                       1997                          1996                          1995                 1994
                            ---------------------------   ---------------------------   ---------------------------   --------
                            AVERAGE    INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/   AVERAGE
                            BALANCE    EXPENSE    RATE    BALANCE    EXPENSE    RATE    BALANCE    EXPENSE    RATE    BALANCE
                            --------   -------   ------   --------   -------   ------   --------   -------   ------   --------
ASSETS:
Earning Assets:
 Loans, net of unearned
   income.................  $583,698   $53,237    9.12%   $468,686   $41,218    8.79%   $367,943   $31,580    8.58%   $316,904
 Investment securities:...   230,340    15,146    6.58%    270,133    17,295    6.40%    279,102    18,009    6.45%    267,660
 Other earning assets.....    14,615       781    5.34%      9,259       486    5.25%     23,384     1,460    5.99%     16,267
                            --------   -------            --------   -------            --------   -------            --------
       Total Earning
         Assets...........   828,653    69,164    8.35%    748,078    59,000    7.89%    671,429    51,049    7.60%    600,831
Allowance for loan
 losses...................    (6,806)                       (5,690)                       (5,550)                       (5,627)
Cash and other assets.....    89,444                        86,227                        73,800                        71,662
                            --------                      --------                      --------                      --------
       Total Assets.......  $911,291                      $828,615                      $739,679                      $666,866
                            ========                      ========                      ========                      ========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest Bearing
 Liabilities:
 Interest bearing demand
   deposits...............  $124,477     3,362    2.70%   $119,119     3,308    2.78%   $111,477     3,077    2.76%   $110,052
 Savings deposits.........   106,584     3,426    3.21%     91,871     2,614    2.85%     83,638     2,395    2.86%     80,506
 Time deposits less than
   $100,000...............   297,658    15,306    5.14%    286,062    14,583    5.10%     53,680    12,995    5.12%    235,353
 CD's greater than
   $100,000...............    71,048     4,283    6.03%     57,010     3,163    5.55%     51,826     2,767    5.34%     37,211
 Other Obligations........    19,533     1,091    5.59%      9,430       513    5.44%         --        --      --          --
 Federal funds purchased
   and securities sold
   under agreements to
   repurchase.............    62,359     2,731    4.38%     47,303     2,073    4.38%     36,177     1,749    4.83%     16,574
                            --------   -------            --------   -------            --------   -------            --------
       Total Interest
         Bearing
         Liabilities......   681,659    30,199    4.43%    610,795    26,254    4.30%    536,798    22,983    4.28%    479,696
                                       -------                       -------                       -------
Net interest spread.......             $38,965    3.92%              $32,746    3.59%              $28,066    3.32%
                                       =======                       =======                       =======
Noninterest bearing
 deposits.................   124,346                       121,244                       113,025                       105,068
Accrued expenses and other
 liabilities..............     9,247                         7,857                         6,046                         3,785
Stockholders' equity......    96,039                        88,719                        83,810                        78,317
                            --------                      --------                      --------                      --------
       Total Liabilities
         and Stockholders'
         Equity...........  $911,291                      $828,615                      $739,679                      $666,866
                            ========                      ========                      ========                      ========
Net yield on earning
 assets...................                        4.70%                         4.38%                         4.18%
                                                  ====                          ====                          ====
Taxable Equivalent
 Adjustment:
 Loans....................             $   130                       $   149                       $   129
 Investment securities....               1,798                         1,887                         1,947
                                       -------                       -------                       -------
       Total Adjustment...             $ 1,928                       $ 2,036                       $ 2,076
                                       =======                       =======                       =======

                                       YEAR ENDING DECEMBER 31,                  GROWTH RATES
                            ----------------------------------------------     AVERAGE BALANCES
                                  1994                    1993               ---------------------
                            ----------------   ---------------------------               FIVE YEAR
                            INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/   ONE YEAR    COMPOUND
                            EXPENSE    RATE    BALANCE    EXPENSE    RATE    1996-1997   1993-1997
                            -------   ------   --------   -------   ------   ---------   ---------
ASSETS:
Earning Assets:
 Loans, net of unearned
   income.................  $25,278    7.98%   $263,650   $21,326    8.09%      24.54%     21.98%
 Investment securities:...   16,296    6.09%    274,938    16,501    6.00%     (14.73)%    (4.33)%
 Other earning assets.....      656    4.03%     29,238       933    3.19%      57.85%    (15.92)%
                            -------            --------   -------
       Total Earning
         Assets...........   42,230    7.03%    567,826    38,760    6.83%      10.77%      9.91%
Allowance for loan
 losses...................                       (5,711)                        19.61%      4.48%
Cash and other assets.....                       63,787                          3.73%      8.82%
                                               --------
       Total Assets.......                     $625,902                          9.98%      9.85%
                                               ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Interest Bearing
 Liabilities:
 Interest bearing demand
   deposits...............    2,368    2.15%   $107,836     2,363    2.19%       4.50%      3.65%
 Savings deposits.........    2,319    2.88%     84,855     2,274    2.68%      16.01%      5.87%
 Time deposits less than
   $100,000...............    7,956    3.38%    216,459     7,204    3.33%       4.05%      8.29%
 CD's greater than
   $100,000...............    1,583    4.25%     29,107     1,101    3.78%      24.62%     24.99%
 Other Obligations........       --      --          --        --      --      107.14%        --
 Federal funds purchased
   and securities sold
   under agreements to
   repurchase.............      643    3.88%     14,846       364    2.45%      31.83%     43.16%
                            -------            --------   -------
       Total Interest
         Bearing
         Liabilities......   14,869    3.10%    453,103    13,307    2.94%      11.60%     10.75%
                            -------                       -------
Net interest spread.......  $27,361    3.93%              $25,453    3.89%
                            =======                       =======
Noninterest bearing
 deposits.................                       92,260                          2.56%      7.75%
Accrued expenses and other
 liabilities..............                        3,996                         17.69%     23.34%
Stockholders' equity......                       76,543                          8.25%      5.84%
                                               --------
       Total Liabilities
         and Stockholders'
         Equity...........                     $625,902                          9.98%      9.85%
                                               ========
Net yield on earning
 assets...................             4.55%                         4.48%
                                       ====                          ====
Taxable Equivalent
 Adjustment:
 Loans....................  $    98                       $   178
 Investment securities....    1,969                           951
                            -------                       -------
       Total Adjustment...  $ 2,066                       $ 1,129
                            =======                       =======

                          RATE VOLUME VARIANCE REPORT
                            TAXABLE EQUIVALENT BASIS
                                 (IN THOUSANDS)

                                       AVERAGE VOLUME            CHANGE IN VOLUME        AVERAGE RATE
                               ------------------------------   -------------------   ------------------
                                                                 1997-      1996-
                                 1997       1996       1995       1996       1995     1997   1996   1995
                               --------   --------   --------   --------   --------   ----   ----   ----
Earning Assets:
 Loans, net of unearned
   income....................  $583,698   $468,686   $367,943   $115,012   $100,743   9.12%  8.79%  8.58%
 Investment securities:......   230,340    270,133    279,102    (39,793)    (8,969)  6.58%  6.40%  6.45%
 Other earning assets........    14,615      9,259     24,384      5,356    (15,125)  5.34%  5.25%  5.99%
                               --------   --------   --------   --------   --------
       Total Earning
         Assets..............  $828,653   $748,078   $671,429   $ 80,575   $ 76,649   8.35%  7.89%  7.60%
                               ========   ========   ========   ========   ========
Interest Bearing Liabilities:
 Interest bearing demand
   deposits..................  $124,477   $119,119   $111,477   $  5,358   $  7,642   2.70%  2.78%  2.76%
 Savings deposits............   106,584     91,871     83,638     14,713      8,233   3.21%  2.85%  2.86%
 Time deposits less than
   $100,000..................   297,658    286,062    253,680     11,596     32,382   5.14%  5.10%  5.12%
 CD's greater than
   $100,000..................    71,048     57,010     51,826     14,038      5,184   6.03%  5.55%  5.34%
 Other Borrowings............    19,533      9,430         --     10,103      9,430   5.59%  5.44%   --
 Federal funds purchased and
   securities sold under
   agreement to repurchase...    62,359     47,303     36,177     15,056     11,126   4.38%  4.38%  4.83%
                               --------   --------   --------   --------   --------
       Total Interest Bearing
         Liabilities.........  $681,659   $610,795   $536,798   $ 70,864   $ 73,997   4.43%  4.30%  4.28%
                               --------   --------   --------   --------   --------
Net interest income/net
 interest spread.............                                                         3.92%  3.59%  3.32%
                                                                                      ====   ====   ====
Net yield on earning
 assets......................                                                         4.70%  4.38%  4.18%
                                                                                      ====   ====   ====
Net cost of funds............                                                         3.64%  3.51%  3.42%
                                                                                      ====   ====   ====

                                                                                             VARIANCE ATTRIBUTED TO
                                                                                -------------------------------------------------
                                     INCOME/EXPENSE              VARIANCE                 1997                      1996
                               ---------------------------   ----------------   ------------------------   ----------------------
                                                              1997-    1996-
                                1997      1996      1995      1996      1995    VOLUME     RATE     MIX    VOLUME   RATE     MIX
                               -------   -------   -------   -------   ------   -------   ------   -----   ------   -----   -----
Earning Assets:
 Loans, net of unearned
   income....................  $53,237   $41,218   $31,580   $12,019   $9,638   $10,489   $1,926   $(396)  $8,855   $ 984   $(201)
 Investment securities:......   15,146    17,295    18,009    (2,149)    (714)   (2,618)     415      54     (574)   (135)     (5)
 Other earning assets........      781       486     1,460       295     (974)      286       13      (4)    (794)    (69)   (111)
                               -------   -------   -------   -------   ------   -------   ------   -----   ------   -----   -----
       Total Earning
         Assets..............   69,164    59,000    51,049    10,164    7,951     8,157    2,354    (346)   7,487     780    (317)
                               =======   =======   =======   =======   ======   =======   ======   =====   ======   =====   =====
Interest Bearing Liabilities:
 Interest bearing demand
   deposits..................    3,362     3,308     3,077        54      231       145     (100)      9      212      24      (5)
 Savings deposits............    3,426     2,614     2,395       812      219       472      384     (44)     235      (9)     (7)
 Time deposits less than
   $100,000..................   15,306    14,583    12,995       723    1,588       596      119       8    1,651     (57)     (6)
 CD's greater than
   $100,000..................    4,283     3,163     2,767     1,120      396       847      341     (68)     288     120     (12)
 Other Borrowings............    1,091       513        --       578      513       565       29     (16)     513      --      --
 Federal funds purchased and
   securities sold under
   agreement to repurchase...    2,731     2,073     1,749       658      324       659       --      (1)     487    (213)     50
                               -------   -------   -------   -------   ------   -------   ------   -----   ------   -----   -----
       Total Interest Bearing
         Liabilities.........   30,199    26,254    22,983     3,945    3,271     3,284      773    (112)   3,386    (135)     20
                               -------   -------   -------   -------   ------   -------   ------   -----   ------   -----   -----
Net interest income/net
 interest spread.............  $38,965   $32,746   $28,066   $ 6,219   $4,680   $ 4,873   $1,581   $(234)  $4,101   $ 915   $(337)
                               =======   =======   =======   =======   ======   =======   ======   =====   ======   =====   =====
Net yield on earning
 assets......................
Net cost of funds............

PROVISION FOR LOAN LOSSES, NET CHARGE-OFFS AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses is the expense of providing an allowance or reserve for anticipated future losses on loans. The amount of the provisions for each period is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of collateral and general economic factors.

Tennessee's economy slowed moderately during 1997 reflecting structural changes in the manufacturing industry. The economy in Northwestern Georgia remained generally strong, due to the large presence of carpet manufacturers supplying a strong housing market with new carpet. In Pioneer's markets, real estate values continued to rise through 1998 as interest rates eased and housing sales increased. Stable levels of interest rates since early 1997 facilitated the growth of real estate development and lending in 1997.

Should the economy continue to grow at a moderate pace, improved property values and commercial developments will enhance the asset quality of the loan portfolio and, therefore, lower the probability for further write-downs, charge-offs and the transfer of currently performing loans to a nonaccrual status in the real estate and commercial loan categories. The mix of loans in the commercial real estate construction and development portfolios are balanced in areas such as office buildings, retail stores, apartment buildings, health care facilities and industrial warehouses. In addition, the Banks' lending review monitors large real estate credits on a continuing basis.

During recent years, Pioneer has strengthened its review process of the larger loans in its portfolio and has imposed stricter underwriting standards in order to reduce the effect economic cycles might have on credit quality. Loan review procedures, including such techniques as loan grading, are constantly used by Pioneer's loan review department in order to ensure potential problem loans are identified early in order to lessen any potentially negative impact problem loans may have on Pioneer's earnings. Automated loan reports are prepared and used in conjunction with the identification and monitoring of such loans on a monthly basis. Management's involvement continues throughout the process and includes participation in the work-out process and recovery activity. These formalized procedures are monitored internally by the loan review area whose work is supplemented by internal audit, Pioneer's external audit and regulatory agencies who provide an additional level of review on an annual basis. Such review procedures are quantified in monthly, quarterly and annual reports to senior management and are used in determining whether such loans represent potential losses to Pioneer. A determination of a potential loss will result in a charge to the provision for loan losses, thereby increasing the allowance for possible loan losses available for the potential risk. Management monitors the entire loan portfolio in an attempt to identify problem loans so credit risks in the portfolio can be timely identified and an appropriate allowance maintained.

The following table sets forth information with respect to Pioneer's loans, net of unearned income, and the allowance for loan losses for the five years ended December 31, 1997.

                        SUMMARY OF LOAN LOSS EXPERIENCE
                                 (IN THOUSANDS)

                               1997       1996       1995       1994       1993
                             --------   --------   --------   --------   --------
Loans, net of unearned income
  Average outstanding
     during the period.....  $583,698   $468,686   $367,943   $316,904   $263,650
                             ========   ========   ========   ========   ========
Allowance for loan losses:
  Balance at beginning of
     period................  $  5,758   $  5,872   $  5,355   $  5,371   $  5,934
Charge-offs:
  Commercial, financial and
     agricultural..........       638      1,010        133      1,872        960
  Real estate
     construction..........        --         --         --         --         --
  Real estate mortgage
     Residential...........       190        609         11        293        525
     Commercial............        --         --         --        353        179
  Consumer credit cards....       117         58         17         --         --
  Consumer installment.....     1,147        932        369        386        447
                             --------   --------   --------   --------   --------
Total Charge-offs..........     2,092      2,609        530      2,904      2,111
                             --------   --------   --------   --------   --------
Recoveries:
  Commercial, financial and
     agricultural..........       167        660        160        898        253
  Real estate
     construction..........        --         --         --         --         --
  Real estate mortgage
     Residential...........        45        432          1        165        111
     Commercial............        --         --         62        142         --
  Consumer credit cards....        18          4          6         --         --
  Consumer installment.....       332        302        199        226        243
                             --------   --------   --------   --------   --------
Total Recoveries...........       562      1,398        428      1,431        607
                             --------   --------   --------   --------   --------
Net charge-offs............     1,530      1,211        102      1,473      1,504
Provision charged to
  income...................     3,609      1,097        619      1,457        941
                             --------   --------   --------   --------   --------
Balance at end of period...  $  7,837   $  5,758   $  5,872   $  5,355   $  5,371
                             ========   ========   ========   ========   ========
Net charge-offs to average
  loans outstanding........      0.26%      0.26%      0.03%      0.46%      0.57%
Allowance for loan losses
  to average loans
  outstanding..............      1.34%      1.23%      1.60%      1.69%      2.04%
Allowance for loan losses
  to net charge-offs.......      5.12X      4.75X      57.6X       3.6X       3.6X

Management considers changes in the size and character of the loan portfolio, changes in nonperforming and past due loans, historical loan loss experience, the existing credit risk of individual loans, concentrations of loans to specific borrowers or industries and existing and prospective economic conditions when determining the adequacy of the loan loss reserve. The allowance for possible loan losses increased $2.1 million or 36.1% in 1997, and at year-end was 1.34% of average loans compared to 1.23% at December 31, 1996 and 1.60%
at December 31, 1995. The large increase in the provision charged to income was because management wanted to increase the provision for possible loan losses as a percentage of average loans back to its historical levels. As shown in the table below, management determined that at December 31, 1997, approximately 26% of the allowance for loan losses was related to commercial, financial and agricultural loans, 59% was related to real estate loans and 15% was related to consumer installment loans. The allowance allocations for 1997 and 1996 are shown in the following table.

                        ALLOCATION OF LOAN LOSS RESERVE

                                                       AS OF DECEMBER 31,
                                           -------------------------------------------
                                              1997      % TOTAL      1996      % TOTAL
                                           ----------   -------   ----------   -------
Commercial, financial and agricultural...  $2,014,002     25.7%   $1,479,818     25.7%
Real estate..............................   4,600,074     58.7%    3,385,732     58.8%
Consumer.................................   1,222,506     15.6%      811,885     14.1%
Unallocated..............................          --       --%       80,613      1.4%
                                           ----------    -----    ----------    -----
          Total..........................  $7,836,582    100.0%   $5,758,048    100.0%
                                           ==========    =====    ==========    =====

ALLOWANCE FOR LOAN LOSSES AND RISK ELEMENTS

Interest on loans is normally accrued from the date an advance is made. The performance of loans is evaluated primarily on the basis of a review of each customer relationship over a period of time and the judgment of lending officers as to the ability of borrowers to meet the repayment terms of loans. If there is reasonable doubt as to the repayment of a loan in accordance with the agreed terms, the loan may be placed on a nonaccrual basis pending the sale of any collateral or a determination as to whether sources of repayment exist. This action may be taken even though the financial condition of the borrower or the collateral may be sufficient ultimately to reduce or satisfy the obligation. Generally, when a loan is placed on a nonaccrual basis, all payments are applied to reduce principal to the extent necessary to eliminate doubt as to the repayment of the loan. Any interest income on a nonaccrual loan is recognized only on a cash basis. See "Nonperforming Assets."

Lending officers are responsible for the ongoing review and administration of each particular loan. As such, they make the initial identification of loans which present some difficulty in collection or where circumstances indicate the probability of loss exists. The responsibilities of the lending officers include the collection effort on a delinquent loan. Senior management and the Loan Committee are informed of the status of delinquent and "watch" or problem loans on a monthly basis.

Senior management reviews the allowance for possible loan losses and makes recommendations to the Loan Committee as to loan charge-offs on a monthly basis. The Banks' policies are generally to discontinue the accrual of interest on loans when payment of principal and interest is 90 days or more in arrears and the loans are otherwise considered non-collectible.

At December 31, 1997, 1996 and 1995 loans accounted for on a nonaccrual basis were approximately $1.8 million, $1.7 million and $1.2 million respectively, or 0.28%, 0.33% and 0.27% of the total loans, net of unearned income. The balances of accruing loans past due 90 days or more as to principal and interest payments were $2.1 million, $1.1 million and $383,000 at December 31, 1997, 1996 and 1995, respectively.

The allowance for possible loan losses represents management's assessment of the risks associated with extending credit and its evaluation of the quality of the loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for possible loan losses and the appropriate provision required to maintain a level considered adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, management reviews the size, quality and risk of loans in the portfolio. Management also considers such factors as the Banks' loan loss experience, the amount of past due and nonperforming loans, specific known risk, the status and amount of nonperforming assets, underlying collateral values securing loans, current and anticipated economic conditions and other factors affecting the allowance for potential credit losses.

While it is the Banks' policy to charge off in the current period the loans in which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

In assessing the adequacy of the allowance, management relies predominately on its ongoing review of the loan portfolio, which is undertaken both to ascertain whether there are probable losses which must be charged off and to assess the risk characteristics of the portfolio in the aggregate. This review takes into consideration the judgments of the responsible lending officers, senior management and those of bank regulatory agencies who review the loan portfolio as part of the Banks' examination process. A percentage is allocated by loan types, with additional amounts being added for individual problem loans considered to have specific loss potential. While all information available is used by management to recognize losses in the loan portfolio, there can be no assurances future additions to the allowance will not be necessary. Each Bank's Loan Committee reviews the assessments of management in determining the adequacy of the allowance for loan losses.

The Bank's allowances for possible loan losses is also subject to regulatory examinations and determinations as to adequacy. Their review may take into account such factors as the methodology used to calculate the allowance for possible loan loss reserves and the size of the loan loss reserve in comparison to a group of peer banks identified by the regulators. During its routine examinations of banks, the FDIC has, from time to time, required additions to a bank's provision for possible loan losses and allowances for possible loan losses as the regulators' credit evaluations and allowance for possible loan loss methodology have differed from those of the management of such banks. During the last several years, several large bank holding companies, located in various portions of the United States, have substantially increased their provisions and reserves for loan losses following regulatory examinations. Such regulatory examinations have focused on loan quality, particularly the real estate loan section of the loan portfolio. These large bank holding companies have attempted to reduce the credit risks of real estate lending through maximum loan-to-value requirements as well as systematic cash flow and initial customer credit history analyses.

Management believes the $7.8 million in the allowance for possible loan losses at December 31, 1997 (1.21% of total outstanding loans, net of unearned income at such date) was adequate to absorb known risks in the portfolio at such date. No assurance can be given, however, that adverse economic circumstances will not result in increased losses in the Banks' loan portfolios, and require greater provisions for possible loan losses in the future.

FASB STATEMENTS NO. 114 AND 118

Pioneer adopted FASB Statements No. 114 and No. 118 in the first quarter of 1995. For purposes of these FASB Statements, management maintains the following policy. Impaired loans are divided into two classifications: doubtful and loss. "Doubtful" loans indicate probable loss and are reserved at 50% of outstanding principal regardless of underlying collateral value. If collateral value is less than 50% of principal, then additional specific reserves are allocated. "Loss" loans are deemed uncollectible by management and are reserved at 100% of outstanding principal value. Pioneer charges-off loans it deems to be uncollectible. The Directors Loan Committee approves all loan charge-offs. The following table details impaired loans:

                                 IMPAIRED LOANS

                                                            DECEMBER 31,
                                                        --------------------
                                                          1997        1996
                                                        ---------   --------
Principal balance.....................................  $ 492,004   $ 59,236
Interest income recorded during loan impairment.......         --         --
Reserve for potential credit losses...................   (247,309)   (29,877)
                                                        ---------   --------
Unreserved portion of impaired loans..................  $ 244,695   $ 29,359
                                                        =========   ========
Average principal balance year-to-date................  $  82,658   $ 78,879
                                                        =========   ========

Impaired loans are identified according to the two classification methods in the following table:

                                                             DECEMBER 31,
                                                          ------------------
                                                            1997      1996
                                                          --------   -------
Doubtful loans outstanding..............................  $475,513   $58,719
Loss loans outstanding..................................    16,491       517

NONPERFORMING ASSETS

Pioneer has policies, procedures and underwriting guidelines intended to assist in maintaining the overall quality of its loan portfolio. Pioneer monitors its delinquency levels for any adverse trends. Nonperforming assets consist of loans on nonaccrual status, loans renegotiated at more favorable terms than those for similar credits, real estate and other assets acquired in partial or full satisfaction of loan obligations and loans past due 90 days or more.

Nonperforming assets include nonperforming loans and foreclosed real estate held for sale. Nonperforming loans include loans classified as nonaccrual or renegotiated. Pioneer's policy generally is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal or interest. A loan may be placed on nonaccrual status at an earlier date when concerns exist as to the ultimate collectability of principal or interest. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Recognition of any interest after a loan has been placed on nonaccrual is accounted for on a cash basis. Loans contractually past due 90 days or more, well secured or guaranteed by financially responsible third parties and in the process of collection are generally not placed on nonaccrual status.

Nonperforming assets at December 31, 1997, were $2.6 million, an increase of $243,000 or 10.2% from year-end 1996. At year end 1996 nonperforming assets were $2.4 million an increase of $473,000 or 24.7% more than at year end 1995. The increase in nonperforming assets during 1997 is attributable primarily to consumer indirect auto loans at Pioneer Bank. Interest on nonaccrual loans is stopped when the loan is so categorized. If interest on such loans had been accrued, such income would have approximated $129,894 for 1997, $150,299 for 1996 and $87,311 for 1995.

During the past few years, the Southeastern region of the country has experienced a general improvement in the real estate loan market. In view of these market conditions, management has closely monitored and will continue to monitor Pioneer's real estate and commercial loan portfolio during 1998. Particular attention will be focused on those credits targeted by the loan monitoring and review process. Management's continued emphasis is to seek and maintain a relatively low level of nonperforming assets and returning the current nonperforming assets to an earning status.

At December 31, 1997, nonperforming assets were 0.40% of loans outstanding plus foreclosed real estate held for sale compared to 0.46% for year end 1996 and 0.45% for year end 1995. Loans ninety days past due and still accruing interest as a percentage of total loans was 0.33%, 0.22% and 0.09% for year end 1997, 1996 and 1995, respectively. Although this is an increasing trend the level of charge-offs are well within management's accepted range.

At December 31, 1997, $1.81 million of nonaccrual loans or 98.0% of total nonaccrual loans were secured. There were no commitments to lend any additional funds on nonaccrual loans at December 31, 1997. Other foreclosed or repossessed assets taken in consideration of loan amounts due Pioneer, consisting primarily of repossessed automobiles, are classified in other assets at year-end 1997 and account for less than 1.0% of total assets. The following table summarizes Pioneer's nonperforming assets for each of the last five years.

                              NONPERFORMING ASSETS
                                 (IN THOUSANDS)

                                                            YEAR ENDING DECEMBER 31,
                                              ----------------------------------------------------
                                                1997       1996       1995       1994       1993
                                              --------   --------   --------   --------   --------
Loans, net of unearned income...............  $649,758   $523,253   $421,503   $335,911   $287,034
                                              ========   ========   ========   ========   ========
Loans on nonaccrual.........................  $  1,836   $  1,745   $  1,153   $    921   $  2,988
Renegotiated loans..........................        --         --         --         --         --
                                              --------   --------   --------   --------   --------
         Total nonperforming loans..........     1,836      1,745      1,153        921      2,988
         Other nonperforming assets.........       107         81         --         --         --
Other real estate...........................       687        561        761      1,444        777
                                              ========   ========   ========   ========   ========
         Total Nonperforming Assets.........  $  2,630   $  2,387   $  1,914   $  2,365   $  3,765
                                              ========   ========   ========   ========   ========
Loans 90 days or more past due and still
  accruing..................................  $  2,120   $  1,139   $    383   $    974   $    219
         Total nonperforming loans as
           percentage of total loans........      0.28%      0.33%      0.27%      0.27%      1.04%
         Total nonperforming assets as a
           percentage of total loans and
           OREO.............................      0.40%      0.46%      0.45%      0.70%      1.31%
Loans 90 days past due as a percentage of
  total loans...............................      0.33%      0.22%      0.09%      0.29%      0.08%

NONINTEREST INCOME

Noninterest income consists of revenues generated from a broad range of financial services and activities including fee-based services and profits and commissions earned through credit life insurance sales and other activities. In addition, gains or losses realized from the sale of investment portfolio securities are included in noninterest income. Total noninterest income for 1997 increased $1.7 million or 20.7% compared to 1996. Noninterest income for 1996 showed an increase of $1.2 million or 17.1% from 1995.

                               NONINTEREST INCOME
                                 (IN THOUSANDS)

                                                              % CHANGE    % CHANGE
                                    1997     1996     1995    1997-1996   1996-1995
                                   ------   ------   ------   ---------   ---------
Service charge on deposit
  accounts.......................  $4,652   $4,019   $3,428     15.75%      17.24%
Trust department.................   1,625    1,564    1,181      3.90%      32.43%
Net securities gains realized....     294      297      211      (1.0)%     40.76%
Other............................   3,301    2,298    2,162     43.65%       6.29%
                                   ------   ------   ------
          Total..................  $9,872   $8,178   $6,982     20.71%      17.13%
                                   ======   ======   ======

Fee income from service charges on deposit accounts increased $633,000 or 15.75% in 1997 following a $591,000 or 17.2% increase in 1996. Pioneer Bank increased its deposit base, and revised its schedule of account charges, effective at the beginning of the fourth quarter of 1996, resulting in increased service charges for 1997 over 1996. Emphasis on checking account services, appropriate pricing for transaction deposit accounts and fee collection practices for other deposit services will continue to be important factors to increasing noninterest income for future years.

Trust fees or income from fee-based fiduciary activities increased $61,000 or 3.9% in 1997 compared to the $383,000 or 32.4% increase in 1996. Assets administered by the Trust Division at December 31, 1997 were $577 million compared to $490 million at the end of 1996 and $415 million at year end 1995. Nonrecurring items of noninterest income include sales of investment portfolio securities. Due to the stable interest rate environment of 1997 and successful investment strategies, Pioneer realized gains on the sale of investment securities in 1997 of $294,000 compared to $297,000 in 1996. Included in other noninterest income are the gains and losses recognized on the sales of assets such as fixed assets and other real estate owned. These gains and losses amounted to less than $100,000 in 1997, 1996 and 1995.

Various recurring noninterest income items include bank services such as travelers check fees, safe deposit box fees, fees on letters of credit, origination fees on long term mortgages and fees on sales of mutual funds and annuities. PSI is a wholly owned subsidiary of Pioneer Bank and had its second year of operation in 1997. Total income for PSI in 1997 was $623,876 and expenses were $611,704, including taxes and inter-company transactions, providing a net income for the year of $12,172. Total income for PSI in 1996 was $471,000 and expenses were $461,000, including taxes and inter-company transactions, providing a net income for the year of $10,000.

NONINTEREST EXPENSE

Noninterest expense for 1997 increased $3.6 million or 14.1% from 1996, increased $2.9 million or 12.7% in 1996 from 1995. Total salaries and other personnel expenses in 1997 increased $2.2 million or 15.7% from 1996 to a total of $16.1 million at year-end 1997. Salaries in 1996 increased $1.8 million or 14.7% in 1996 from 1995. The increases since 1995 are primarily the result of the addition of approximately 73 full time equivalent employees during 1997 and 25 full time equivalent employees during 1996 and through normal merit pay increases.

Occupancy and equipment expenses increased by $168,000 or 7.9% to $2.3 million in 1997 following a $579,000 or 37.3% increase in 1996. Occupancy and equipment expense in 1997 increased due to the depreciation related to major computer software and hardware upgrades purchased in 1997 and the expenses related to the new Pioneer Bank branches in Kimball and Dunlap, Tennessee, the new Valley Bank branch in Athens, Tennessee, and the new Pioneer, f.s.b. branches in East Ridge, Tennessee and Dalton, Georgia.

                              NONINTEREST EXPENSES
                                 (IN THOUSANDS)

                                                                  % CHANGE    % CHANGE
                                     1997      1996      1995     1997-1996   1996-1995
                                    -------   -------   -------   ---------   ---------
Salaries and benefits.............  $16,142   $13,949   $12,160      15.72%     14.71%
Net occupancy expense.............    2,297     2,129     1,550       7.89%     37.35%
FDIC insurance....................       44         3       679    1299.03%    (99.56)%
Other.............................   10,890     9,659     8,459      12.74%     14.19%
                                    -------   -------   -------
          Total...................  $29,373   $25,740   $22,848      14.11%     12.66%
                                    =======   =======   =======

FDIC insurance in 1997 increased $41,309 or 12.99% from 1996. All other noninterest expenses increased by $1.2 million or 12.7% in 1997, compared to a $1.2 million or 14.2% increase in 1996. The other expenses include, among other items, professional service expenses, bank travel and entertainment expenses, telephone, supplies, postage expense and amortization of intangible assets.

The primary factor for the increase in noninterest expense was primarily related to continued bank growth in 1996 and 1997. The increase in 1995 was primarily related to the Merger and the Marion Purchase. In 1995, the Marion Purchase created a core deposit intangible of $7.2 million to be amortized over 10 years. The Merger was accounted for as a pooling of interests and, therefore, all merger related costs (i.e. legal, accounting and consulting fees) were expensed as incurred.

FDIC INSURANCE ASSESSMENTS

The actual assessment rate applicable to a particular institution will depend in part upon the risk assessment classification assigned to the institution by the FDIC. During the year ended December 31, 1997, Pioneer Bank and Valley Bank paid $26,116 and $18,373, respectively, in BIF deposit insurance premiums, compared to 1996 premiums of $1,500 and $1,680, respectively. Because BIF and SAIF assessments are levied semi-annually, no assessments had been received for Pioneer Bank, f.s.b. as of year-end because Pioneer Bank, f.s.b. did not commence operations until the fourth quarter of 1997. Pioneer's assessments increased $41,309 or 12.99% from 1996 because the higher rates on the current assessment schedules were not effective until January, 1997.

INCOME TAXES

Income tax expense increased $1.1 million or 36.4%, in 1997 from 1996 and increased $629,949 or 25.9% in 1996 from 1995. The effective tax rate as a percentage of pretax income was 29.9% in 1997, 25.3% in 1996 and 25.5% in 1995. These tax rates are lower than the statutory Federal tax rate of 34.0% primarily due to investments in loans and securities earning interest income exempt from Federal taxation.

Pioneer made marginal decreases in the effective tax rate in 1995 and 1996 by increasing the average holdings in tax-free securities in the investment portfolio, but tax-free municipal income decreased by $209,000 in 1997 increasing the effective tax rate. In 1997, the effective tax rate increased to 88.0% of the statutory Federal tax rate compared to 74.0% in 1996 and 75.0% in 1995.

EFFECTS OF ACCOUNTING CHANGES

FASB Statement Number 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," issued in 1996, establishes financial accounting reporting standards for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, with the exception of any provisions deferred for implementation by the FASB. The new standard became effective January 1, 1997 and superseded FASB Statement Number 122, "Accounting for Mortgage Service Rights." The standard gives accounting recognition to mortgage servicing contracts similarly prescribed in current accounting rules and extends this recognition to servicing contracts for all types of financial assets. However, FASB 125 eliminates the current distinction between "normal" and "excess" servicing fees and will generally reclassify these cash flows into two new types of assets: (1) "servicing assets" and (2) certain related interest-only financial assets known as "interest-only strips receivable." Furthermore, the standard establishes a new accounting approach for distinguishing transfers of financial assets reported as sales from transfers from those reported as borrowings. The overall effect of the new standard on the financial statements was not material. The FASB subsequently issued Statement 127 "Deferral of The Effective Date of Certain Provisions of FASB Statement No. 125." Statement 127 defers for one year the application of Statement 125 as it relates to transfers of financial assets treated as secured borrowings.

SFAS No. 128, "Earnings per Share," establishes standards for computing and presenting earnings per share ("EPS"). This Standard replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the statement of income for entities with complex capital structures, and it requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution, and it is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution occurring if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock sharing in the earnings of the entity. This Standard is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This Standard requires restatement of all prior-period EPS data presented. Currently, the difference between Pioneer's basic and fully diluted EPS is less than one percent.

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and the presentation of comprehensive income. Other comprehensive income items are to be classified by their nature and by their related accumulated balances in the appropriate financial statements of a company. Generally, other comprehensive income includes transactions not typically recorded as a component of net income such as foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain debt and equity securities. This Standard requires such items be presented with equal prominence on a comparative basis in the appropriate financial statements for fiscal years beginning after December 15, 1997.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards and disclosure requirements for the way companies report information about operating segments, including related product information, both in annual and interim reports issued to stockholders. Operating segments are components of a company about which separate financial information is available and which are used in determining resource allocations and performance results. Information such as segment net earnings, appropriate revenue and expense items and certain balance sheet items are required to be presented, and such amounts are required to be reconciled to the company's combined financial information. Pioneer will assess the methodologies and reporting for compliance with the Standard. This Standard is effective for financial statements issued for periods ending after December 31, 1997, including interim periods.

EFFECTS OF INFLATION AND CHANGING PRICES

Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. Inflation affects financial institutions' increased cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely effect liquidity, earnings, and stockholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and can reduce the Bank's earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

MARKET RISK

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished current market values or reduced potential net interest income in future periods.

Pioneer's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. The structure of Pioneer's loan and deposit portfolios is such that a significant decline in the prime rate may adversely impact net market values and interest income. Management seeks to manage this risk through the utilization of various tools, primarily investment securities and FHLB borrowings. The composition and size of the investment portfolio and FHLB borrowing is managed so as to reduce the interest rate risk in the deposit and loan portfolios while at the same time optimizing the yield generated from those portfolios.

The table below presents in tabular form the contractual balances and the estimated fair value of Pioneer's on-balance sheet financial instruments at their expected maturity dates as of December 31, 1997. The expected maturity categories take into consideration historical prepayment experience as well as management's expectations based on the interest rate environment as of December 31, 1997. For core deposits without contractual maturity (i.e., interest bearing checking, savings and money market accounts), the table presents principal cash flows based on management's judgment concerning their most likely runoff or repricing behaviors. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 1997. See "Pioneer Management's Discussion and Analysis of Financial Condition and Results of Operations -- Balance Sheet Management."

                            MARKET RISK INFORMATION
                                 (IN THOUSANDS)

                                        PRINCIPAL AMOUNT MATURING IN                                 FAIR
                        -------------------------------------------------------------               VALUE
                          1998      1999      2000      2001      2002     THEREAFTER    TOTAL       1997
                        --------   -------   -------   -------   -------   ----------   --------   --------
Rate Sensitive
  Assets:
Fixed interest rate
  loans..............   $118,654   $85,086   $68,855   $99,471   $24,868    $31,743     $428,677   $426,267
Average interest
  rate...............       9.10%     9.06%     9.01%     8.97%     9.04%      9.05%        9.04%        --
Variable interest
  rate loans.........    179,870    33,541     8,159       790       197         --      222,557    222,557
Average interest
  rate...............       9.04%     8.98%     8.91%     8.90%     8.75%        --         9.03%        --
Fixed interest rate
  securities.........     57,873    26,921    20,360    15,178     6,909     48,883      176,124    176,314
Average interest
  rate...............       6.68%     6.51%     6.34%     6.48%     6.30%      6.33%        6.49%        --
Variable interest
  rate securities....      1,998     2,990     4,492        --        --     19,483       28,963     28,963
Average interest
  rate...............       6.26%     6.16%     6.24%       --        --       6.26%        6.25%        --
Other interest
  bearing assets.....     19,358        --        --        --        --         --       19,358     19,358
Average interest
  rate...............       5.46%       --        --        --        --         --         5.46%        --
Rate Sensitive
  Liabilities:
Savings and interest
  bearing checking...   $117,833   $23,342   $23,342   $19,610   $19,610    $40,174     $243,911   $243,911
Average interest
  rate...............       3.19%     3.05%     3.06%     2.94%     2.75%      2.50%        3.00%        --
Fixed interest rate
  time deposits......    296,612    23,300     3,321     8,680     2,170         20      334,103    322,215
Average interest
  rate...............       5.66%     5.72%     5.58%     5.38%     5.10%      5.50%        5.65%        --
Variable interest
  rate time
  deposits...........     30,589    12,566       568        --        --         --       43,723     43,723
Average interest
  rate...............       3.98%     3.69%     3.21%       --        --         --         3.89%        --
Fixed rate
  borrowings.........     10,000    28,000        --        --        --         --       38,000     38,000
Average interest
  rate...............       5.35%     5.66%       --        --        --         --         5.58%        --
Variable rate
  borrowings.........     60,439        --        --        --        --         --       60,439     60,439
Average interest
  rate...............       4.37%       --        --        --        --         --         4.37%        --

                             ADDITIONAL INFORMATION

                          DISSENTERS' APPRAISAL RIGHTS

Pursuant to Section 262 of the DGCL, any holder of Pioneer Common Stock who does not wish to accept the Merger Consideration may dissent from the Merger and elect to have the fair value of his or her shares of Pioneer Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid in cash, provided that such shareholder complies with the procedural requirements of Section 262.

The following is a brief summary of the statutory procedures to be followed by a holder of Pioneer Common Stock in order to dissent from the Merger and perfect appraisal rights under the DGCL. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262, THE TEXT OF WHICH IS ATTACHED AS APPENDIX E TO THIS PROSPECTUS/PROXY STATEMENT.

Any holder of Pioneer Common Stock seeking to exercise his or her right to dissent from the Merger and demand appraisal of his or her shares of Pioneer Common Stock must comply with the procedural requirements of Section 262, including the satisfaction of each of the following conditions:

     (i) such shareholder must deliver a written demand for appraisal of his or her shares to Pioneer before the taking of the vote with respect to the Agreement at the Special Meeting (this written demand for appraisal must be in addition to and separate from any proxy or vote against the Agreement; neither voting against, nor abstaining from voting nor failing to vote on the Agreement will constitute a demand for appraisal within the meaning of Section 262);

     (ii) such shareholder must not vote in favor of the Agreement (a failure to vote will satisfy this requirement, but a vote in favor of the Agreement, by proxy or in person, or the return of a signed proxy which does not specify either a vote against approval and adoption of the Agreement or a direction to abstain, will constitute a waiver of such shareholder right of appraisal and will nullify any previously filed written demand for appraisal); and

     (iii) such shareholder must continuously hold such shares from the date of the making of the demand through the Effective Time.

If any holder of Pioneer Common Stock fails to comply with any of these conditions and the Merger becomes effective, such shareholder will be entitled to receive the Merger Consideration as provided in the Agreement, and will have no appraisal rights with respect to his or her shares on Pioneer Common Stock.

All written demands for appraisal should be addressed to: Pioneer Bancshares, Inc., 801 Broad Street, Chattanooga, Tennessee 37402; Attention: Gregory B. Jones, before the taking of the vote concerning the Agreement at the Special Meeting, and should be executed by, or on behalf of, the holder of record. Such demand must reasonably inform Pioneer of the identity of the shareholder and that such shareholder is thereby demanding appraisal of his or her shares.

TO BE EFFECTIVE, A DEMAND FOR APPRAISAL MUST BE EXECUTED BY OR FOR THE SHAREHOLDER OF RECORD WHO HELD SUCH SHARES OF PIONEER COMMON STOCK ON THE DATE OF MAKING SUCH DEMAND, AND WHO CONTINUOUSLY HOLDS SUCH SHARES THROUGH THE EFFECTIVE TIME, FULLY AND CORRECTLY, AS SUCH SHAREHOLDER'S NAME APPEARS ON HIS OR HER STOCK CERTIFICATE(S) AND

CANNOT BE MADE BY THE BENEFICIAL OWNER IF HE OR SHE DOES NOT ALSO HOLD THE SHARES OF RECORD. THE BENEFICIAL OWNER MUST, IN SUCH CASE, HAVE THE REGISTERED HOLDER SUBMIT THE REQUIRED DEMAND IN RESPECT OF SUCH SHARES.

If Pioneer Common Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity. If Pioneer Common Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a shareholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds Pioneer Common Stock as a nominee for others may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such case, the written demand should set forth the number of shares as to which the record owner dissents. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Pioneer Common Stock in the name of such record owner.

Within ten days after the Effective Time, First American (as the surviving corporation in the Merger) must give written notice that the Merger has become effective to each shareholder who has so filed a written demand for appraisal and who did not vote in favor of approval and adoption of the Agreement. Any shareholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from First American the appraisal of such shareholder shares of Pioneer Common Stock. Within 120 days after the Effective Time, but not thereafter, either First American or any holder of shares of Pioneer Common Stock who has complied with the requirements of Section 262, may file a petition in the Delaware Court of Chancery (the "Court of Chancery") demanding a determination of the value of the shares of Pioneer Common Stock held by all shareholders entitled to appraisal. First American has no obligation, and does not presently intend, to file such a petition. Accordingly, the failure of a shareholder to file such a petition within the time period specified could nullify such shareholder's previous written demand for appraisal and result in such shareholder losing his or her dissenters' rights under Section 262. In any event, at any time within 60 days after the Effective Time (or at any time thereafter with the written consent of First American), any shareholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the Merger Consideration as provided in the Agreement.

Within 120 days after the Effective Date, any shareholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from First American, upon written request, a statement setting forth the aggregate number of shares of Pioneer Common Stock not voted in favor of the Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. First American must mail such statement to the shareholder within 10 days of receipt of such request.

If a petition for appraisal is duly filed by a shareholder and a copy thereof is delivered to First American, First American will then be obligated within 20 days to provide the Court of Chancery with a duly verified list containing the names and addresses of all shareholders who have demanded an appraisal of their shares and with whom agreement as to the value of such shares has not been reached. After notice to such shareholders, the Court of Chancery is empowered to conduct a hearing upon the petition to determine those shareholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the shareholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and if any shareholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such shareholder.

After determination of the shareholders entitled to an appraisal, the Court of Chancery will appraise the shares of Pioneer Common Stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the value is so determined, the Court of Chancery will direct the payment by First American of such value, with interest thereon, simple or compound, if the Court of Chancery so determines, to the shareholders entitled to receive the same upon surrender to First American by such shareholders of the certificates representing such shares of Pioneer Common Stock.

In determining fair value, the Court of Chancery will take into account all relevant factors, and may consider proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court. Under Delaware law, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation.

Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." The Delaware Supreme Court has construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Shareholders who are considering seeking an appraisal should bear in mind that the fair value of their shares of Pioneer Common Stock determined under Section 262 could be more than, the same as or less than the consideration they might otherwise receive pursuant to the Agreement if they do not seek appraisal of their shares of Pioneer Common Stock, and that the opinions of Keefe Bruyette and Carson Medlin set forth as Appendices C and D hereto, respectively are not opinions as to fair value under Section 262.

Costs of the appraisal proceeding may be assessed against the parties thereto (i.e., First American and the shareholders participating in the appraisal proceedings) by the Court of Chancery as the court deems equitable in the circumstances. Upon the application of any shareholder, the Court of Chancery may determine the amount of interest, if any, to be paid upon the value of the stock of shareholders entitled thereto. Upon application of a shareholder, the Court of Chancery may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any shareholder who has demanded appraisal rights will not, after the Effective Time, be entitled to vote the stock subject to such demand for any purpose or to receive payment of dividends or any other distribution with respect to such shares (other than dividends or distributions, if any, payable to holders of record as of a record date prior to the Effective Date) or to receive the payment of the consideration provided for in the Agreement. However, if no petition for an appraisal is filed within 120 days after the Effective Time or if such shareholder delivers to First American a written withdrawal of his or her demand for an appraisal and an acceptance of the Merger, either within 60 days after the Effective Time or thereafter with the written approval of First American, then the right of such shareholder to an appraisal will terminate. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any shareholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

FAILURE TO COMPLY STRICTLY WITH THE FOREGOING PROCEDURES WILL CAUSE A PIONEER SHAREHOLDER TO LOSE HIS OR HER APPRAISAL RIGHTS. CONSEQUENTLY, ANY SHAREHOLDER WHO DESIRES TO EXERCISE HIS OR HER APPRAISAL RIGHTS IS URGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

                                 LEGAL OPINION

The legality of the First American Common Stock to be issued in connection with the Merger will be passed upon by Mary Neil Price, Esq., General Counsel of First American. As of October 26, 1998, Ms. Price beneficially owned 16,976 shares of First American Common Stock.

                                    EXPERTS

The consolidated financial statements of First American Corporation and subsidiaries as of December 31, 1997 and December 31, 1996, and for each of the years in the three-year period ended December 31, 1997, are set forth herein and in the Registration Statement (as defined in "-- Where You Can Find More Information") in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31 and June 30, 1998 and 1997, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for review of such information. However, their separate report included in First American's quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 1998 and 1997 states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on KPMG Peat Marwick LLP's report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

The consolidated financial statements of Pioneer as of December 31, 1997 and December 31, 1996, and for each of the years in the three-year period ended December 31, 1997, are set forth herein and in the Registration Statement in reliance upon the report of Joseph Decosimo and Company, LLP, independent certified public accountants, also included herein, and upon the authority of said firm as experts in accounting and auditing.

                                 OTHER MATTERS

As of the date of this Prospectus/Proxy Statement, the Pioneer Board knows of no matters that will be presented for consideration at the Special Meeting, other than as described in this Prospectus/Proxy Statement. If any other matters should properly come before the meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the management of Pioneer.

                      WHERE YOU CAN FIND MORE INFORMATION

First American has filed with the Commission a Registration Statement under the Securities Act that registers the distribution to Pioneer Shareholders of the shares of First American Common Stock to be issued in connection with the Merger (the "REGISTRATION STATEMENT"). The Registration Statement, including the attached exhibits, contains additional relevant information about First American and the First American Common Stock. The rules and regulations of the Commission allow us to omit certain information included in the Registration Statement from this Prospectus/Proxy Statement.

In addition, First American and Pioneer file reports and other information with the Commission under the Exchange Act. You may read and copy this information at the following locations of the Commission:

                             Public Reference Room
                             450 Fifth Street, N.W.
                                   Room 1024
                             Washington, D.C. 20549
                            New York Regional Office
                              7 World Trade Center
                                   Suite 1300
                            New York, New York 10048
                            Chicago Regional Office
                                Citicorp Center
                            500 West Madison Street
                                   Suite 1400
                          Chicago, Illinois 60661-2511

You may also obtain copies of this information by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain additional information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

The Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like First American and Pioneer, who file electronically with the Commission. The address of that site is http://www.sec.gov.

You can also inspect reports, proxy statements and other information about First American at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

You can also obtain information about First American by visiting its Internet world wide web site at http://www.fanb.com.

First American has supplied all information contained in this Prospectus/Proxy Statement relating to First American. Pioneer has supplied all information contained in this Prospectus/Proxy Statement relating to Pioneer.

You should rely only on the information contained in this Prospectus/Proxy Statement in considering how to vote your shares at the Special Meeting. Neither First American nor Pioneer has authorized anyone to provide you with information that is different from the information in this document. This Prospectus/Proxy
Statement is dated October      , 1998. You should not assume that the
information contained in this document is accurate as of any date other than that date. Neither the mailing of this Prospectus/Proxy

Statement nor the issuance of First American Common Stock in the Merger shall create any implication to the contrary.

If you live in a jurisdiction where it is unlawful for First American to offer its securities to you, this Prospectus/Proxy Statement does not constitute an offer for you to purchase or receive First American Common Stock.

THE SHARES OF FIRST AMERICAN COMMON STOCK THAT YOU WOULD RECEIVE IN THE MERGER ARE NOT DEPOSITS OF ANY BANK AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Prospectus/Proxy Statement contains certain forward-looking statements about the financial condition, results of operations and business of First American and Pioneer. The words "believes," "expects," "anticipates," "intends," "estimates," "plans," "predicts" or similar expressions, indicate we are making forward-looking statements.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The future results and shareholder value of First American may differ materially from those expressed in these forward-looking statements. Many of the factors that could influence or determine actual results are unpredictable and not within the control of First American. In addition, First American and Pioneer do not intend to, and are not obligated to, update these forward-looking statements after we distribute this Prospectus/Proxy Statement, even if new information, future events or other circumstances have made them incorrect or misleading as of any future date. For all of these statements, First American and Pioneer claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995.

Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities: (i) competitive pressure among financial services providers in the mid-south region of the United States or in the financial services industry generally increases significantly; (ii) interest rates change in such a way as to reduce First American's margins; (iii) general economic or monetary conditions, either nationally or regionally, are less favorable than expected, resulting in a deterioration in credit quality or a diminished demand for First American's services and products; (iv) changes in laws or government rules, or the way in which courts interpret these laws or rules, adversely affect First American's business; (v) business conditions, inflation or securities markets undergo significant change; (vi) disruptions occur in the operations of First American or any of its subsidiaries or any other governmental or private entity as a result of the "Year 2000 Issue"; (vii) expected cost savings from First American's acquisition of Deposit Guaranty, the Merger and First American's other recently completed acquisitions may not be fully realized or realized within the expected time frames; (viii) revenues following First American's acquisition of Deposit Guaranty, the Merger and First American's other recently completed acquisitions may be lower than expected, or deposit attrition, operating costs or customer loss may be greater than expected; and (ix) costs or difficulties related to the integration of the businesses of First American, Deposit Guaranty, Pioneer and other recently acquired companies may be greater than expected.

                         INDEX TO FINANCIAL INFORMATION

                                                              PAGE
                                                              ----
FIRST AMERICAN CORPORATION (AND SUBSIDIARIES):
Consolidated Income Statements for the Three and Six Months
  Ended June 30, 1998 and June 30, 1997.....................   F-2
Consolidated Balance Sheets as of June 30, 1998 and 1997 and
  December 31, 1997.........................................   F-3
Consolidated Statements of Changes in Shareholders' Equity
  for the Six Months Ended June 30, 1998 and June 30,
  1997......................................................   F-4
Consolidated Statements of Cash Flows for the Six Months
  Ended June 30, 1998 and June 30, 1997.....................   F-6
Notes to Consolidated Financial Statements..................   F-7
Independent Auditors' Report................................  F-13
Consolidated Income Statements for the Years Ended December
  31, 1997, 1996 and 1995...................................  F-14
Consolidated Balance Sheets for the Years Ended December 31,
  1997 and 1996.............................................  F-15
Consolidated Statements of Changes in Shareholders' Equity
  for the Years Ended December 31, 1997, 1996 and 1995......  F-16
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1996 and 1995..........................  F-18
Notes to Consolidated Financial Statements..................  F-19
PIONEER BANCSHARES, INC. AND SUBSIDIARIES:
Consolidated Balance Sheets as of June 30, 1998 and 1997....  F-63
Consolidated Statements of Income for the Interim Periods
  Ended June 30, 1998 and 1997 (Unaudited)..................  F-64
Consolidated Statements of Stockholders' Equity for the
  Three and Six Month Periods Ended June 30, 1998 and 1997
  (Unaudited)...............................................  F-65
Consolidated Statements of Cash Flows for the Six Months
  Ended June 30, 1998 and 1997 (Unaudited)..................  F-66
Notes to Interim Consolidated Financial Statements..........  F-67
Report of Independent Accountants...........................  F-70
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................  F-71
Consolidated Statements of Income for the Years Ended
  December 31, 1997, 1996 and 1995..........................  F-72
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1997, 1996 and 1995..............  F-73
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1996 and 1995..........................  F-74
Notes to Consolidated Financial Statements..................  F-77

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

                                                               THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                    JUNE 30                 JUNE 30
                                                              --------------------    --------------------
                                                                1998        1997        1998        1997
                                                              --------    --------    --------    --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME
  Interest and fees on loans................................  $236,718    $232,508    $479,844    $460,485
  Interest and dividends on securities......................    81,277      66,757     151,601     136,565
  Interest on federal funds sold and securities purchased
    under agreements to resell..............................     1,208       1,183       2,594       2,985
  Interest on time deposits with other banks and other
    interest................................................     1,229       1,296       2,435       2,468
                                                              --------    --------    --------    --------
        Total interest income...............................   320,432     301,744     636,474     602,503
                                                              --------    --------    --------    --------
INTEREST EXPENSE
  Interest on deposits:
    NOW accounts............................................    10,391      10,203      19,653      20,437
    Money market accounts...................................    28,995      30,315      59,572      59,456
    Regular savings.........................................     4,713       5,510       9,617      10,993
    Certificates of deposit under $100,000..................    36,701      39,387      74,284      79,593
    Certificates of deposit $100,000 and over...............    19,360      15,416      37,033      30,133
    Other time and foreign..................................    11,385      11,580      22,764      22,992
                                                              --------    --------    --------    --------
        Total interest on deposits..........................   111,545     112,411     222,923     223,604
                                                              --------    --------    --------    --------
  Interest on short-term borrowings.........................    27,760      20,447      52,534      40,563
  Interest on long-term debt................................     9,312       6,598      18,530      13,054
                                                              --------    --------    --------    --------
        Total interest expense..............................   148,617     139,456     293,987     277,221
                                                              --------    --------    --------    --------
Net Interest Income.........................................   171,815     162,288     342,487     325,282
Provision For Loan Losses...................................     5,000       1,875      11,000       3,750
                                                              --------    --------    --------    --------
        Net interest income after provision for loan
          losses............................................   166,815     160,413     331,487     321,532
                                                              --------    --------    --------    --------
NONINTEREST INCOME
  Investment services income................................    42,849      30,000      78,035      61,711
  Service charges on deposit accounts.......................    31,285      27,899      59,629      53,776
  Mortgage banking..........................................    14,537       8,764      24,849      17,682
  Commissions and fees on fiduciary activities..............    10,113       9,423      20,484      18,813
  Merchant discount fees....................................       964         900       1,764       1,790
  Net realized gain on sales of securities..................     1,462       1,160       3,143       1,392
  Trading account revenue...................................     2,102         914       4,059       2,520
  Other income..............................................    18,458      16,566      36,248      30,822
                                                              --------    --------    --------    --------
        Total noninterest income............................   121,770      95,626     228,211     188,506
                                                              --------    --------    --------    --------
NONINTEREST EXPENSE
  Salaries and employee benefits............................    84,218      82,095     169,855     164,366
  Subscribers' commissions..................................    26,787      17,159      46,977      34,961
  Net occupancy expense.....................................    12,461      11,736      24,622      23,299
  Equipment expense.........................................    11,426      10,515      22,567      20,639
  Systems and processing expense............................     3,632       4,070       7,296       8,124
  Communication expense.....................................     6,967       6,405      13,811      12,580
  Marketing expense.........................................     5,182       5,550      10,223      10,083
  Supplies expense..........................................     2,838       3,600       5,971       7,481
  Goodwill amortization.....................................     4,224       4,040       8,448       7,809
  Restructuring and merger-related costs....................    72,043          --      72,043          --
  Other expenses............................................    23,762      20,208      45,373      40,981
                                                              --------    --------    --------    --------
        Total noninterest expense...........................   253,540     165,378     427,186     330,323
                                                              --------    --------    --------    --------
INCOME BEFORE INCOME TAX EXPENSE............................    35,045      90,661     132,512     179,715
Income tax expense..........................................    15,927      33,391      51,408      65,802
                                                              --------    --------    --------    --------
NET INCOME..................................................  $ 19,118    $ 57,270    $ 81,104    $113,913
                                                              ========    ========    ========    ========
PER COMMON SHARE:
  Net income:
    Basic...................................................  $    .18    $    .54    $    .77    $   1.06
    Diluted.................................................       .18         .53         .75        1.04
  Dividends declared........................................       .25         .20         .45        .355
                                                              ========    ========    ========    ========
Average common shares outstanding:
  Basic.....................................................   105,634     106,234     105,275     107,330
  Diluted...................................................   107,896     108,790     107,645     109,642
                                                              ========    ========    ========    ========

                See notes to consolidated financial statements.

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                       JUNE 30
                                                              -------------------------   DECEMBER 31
                                                                 1998          1997          1997
                                                              -----------   -----------   -----------
                                                                (DOLLARS IN THOUSANDS, EXCEPT SHARE
                                                                             AMOUNTS)
ASSETS
Cash and due from banks.....................................  $ 1,004,527   $   971,418   $   987,520
Time deposits with other banks..............................        4,910        10,216        13,463
Securities:
  Held to maturity (fair value $993,118, $901,600, and
    $723,228, respectively).................................      985,792       896,609       715,027
  Available for sale (amortized cost $4,891,346, $2,974,319,
    and $3,392,894, respectively)...........................    4,906,133     2,959,051     3,395,494
                                                              -----------   -----------   -----------
        Total securities....................................    5,891,925     3,855,660     4,110,521
                                                              -----------   -----------   -----------
Federal funds sold and securities purchased under agreements
  to resell.................................................      104,250        98,066       189,542
Trading account securities..................................      109,577        58,902        64,469
Loans:
  Commercial................................................    4,545,640     4,337,973     4,570,941
  Consumer -- amortizing mortgages..........................    2,185,333     2,767,501     2,783,097
  Consumer -- other.........................................    2,589,318     2,538,446     2,524,577
  Real estate -- construction...............................      444,363       373,754       400,557
  Real estate -- commercial mortgages and other.............    1,346,455     1,314,167     1,374,661
                                                              -----------   -----------   -----------
        Total loans.........................................   11,111,109    11,331,841    11,653,833
  Unearned discount.........................................      (12,079)      (13,730)      (12,101)
                                                              -----------   -----------   -----------
  Loans, net of unearned discount...........................   11,099,030    11,318,111    11,641,732
  Allowance for loan losses.................................     (180,138)     (188,179)     (180,043)
                                                              -----------   -----------   -----------
        Total net loans.....................................   10,918,892    11,129,932    11,461,689
                                                              -----------   -----------   -----------
Premises and equipment, net.................................      340,994       340,176       362,047
Other assets................................................      684,526       624,541       645,185
                                                              -----------   -----------   -----------
        Total assets........................................  $19,059,601   $17,088,911   $17,834,436
                                                              ===========   ===========   ===========
LIABILITIES
Deposits:
  Demand (noninterest-bearing)..............................  $ 2,796,231   $ 2,625,471   $ 2,647,765
  NOW accounts..............................................    2,152,207     1,820,200     1,879,520
  Money market accounts.....................................    2,713,875     2,794,487     2,875,958
  Regular savings...........................................      824,742       896,528       859,690
  Certificates of deposit under $100,000....................    2,767,410     2,961,095     2,929,845
  Certificates of deposit $100,000 and over.................    1,530,941     1,162,407     1,390,148
  Other time................................................      700,319       712,330       718,349
  Foreign...................................................      155,810       131,938       104,182
                                                              -----------   -----------   -----------
        Total deposits......................................   13,641,535    13,104,456    13,405,457
                                                              -----------   -----------   -----------
Short-term borrowings.......................................    2,786,341     1,820,780     1,969,639
Long-term debt..............................................      600,125       417,053       596,218
Other liabilities...........................................      474,557       272,851       319,145
                                                              -----------   -----------   -----------
        Total liabilities...................................   17,502,558    15,615,140    16,290,459
                                                              ===========   ===========   ===========
SHAREHOLDERS' EQUITY
Common stock, $2.50 par value; authorized 200,000,000
  shares; issued: 106,731,706 shares at June 30, 1998;
  106,434,503 shares at June 30, 1997; and 106,032,013
  shares at December 31, 1997...............................      266,829       266,086       265,080
Additional paid-in capital..................................      142,586       187,952       163,902
Retained earnings...........................................    1,171,319     1,044,176     1,126,803
Deferred compensation on restricted stock...................      (33,543)      (15,091)      (13,341)
Employee stock ownership plan obligation....................           --          (291)         (163)
                                                              -----------   -----------   -----------
Realized shareholders' equity...............................    1,547,191     1,482,832     1,542,281
Accumulated other comprehensive income (loss), net of tax...        9,852        (9,061)        1,696
                                                              -----------   -----------   -----------
        Total shareholders' equity..........................    1,557,043     1,473,771     1,543,977
                                                              -----------   -----------   -----------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........  $19,059,601   $17,088,911   $17,834,436
                                                              ===========   ===========   ===========

                See notes to consolidated financial statements.

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                            SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1998
                           --------------------------------------------------

                              COMMON
                           SHARES ISSUED              ADDITIONAL
                                AND         COMMON     PAID-IN      RETAINED
                            OUTSTANDING     STOCK      CAPITAL      EARNINGS
                           -------------   --------   ----------   ----------
                            (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Balance, January 1,
  1997...................   105,109,909    $262,775   $ 239,661    $  953,062
Comprehensive income:
  Net income.............            --          --          --       113,913
  Other comprehensive
    loss, net of tax.....            --          --          --            --
Comprehensive income.....
Issuance of common shares
  in connection with
  Employee Benefit Plans,
  net of discount on
  Dividend Reinvestment
  Plan...................       859,989       2,149      12,587            --
Issuance of shares of
  restricted common
  stock..................       448,914       1,122      13,600            --
Repurchase of shares of
  common stock...........    (5,000,996)    (12,502)   (135,328)           --
Issuance of common shares
  for purchase of
  Hartsville Bancshares,
  Inc. ..................       350,522         876       9,223            --
Issuance of common shares
  for acquisitions of
  pooled company.........     4,666,077      11,665      45,855        13,938
Amortization of deferred
  compensation on
  restricted stock.......            --          --          --            --
Reduction in employee
  stock ownership plan
  obligation.............            --          --          --            --
Cash dividends declared
  ($.355 per common
  share).................            --          --          --       (21,016)
Cash dividends declared
  by pooled company......            --          --          --       (15,721)
Tax benefit from stock
  option and award
  plans..................            --          --       2,351            --
Other....................            88           1           3            --
                           ------------    --------   ---------    ----------
Balance, June 30, 1997...   106,434,503    $266,086   $ 187,952    $1,044,176
                           ============    ========   =========    ==========

                               SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1998
                           --------------------------------------------------------
                                                         ACCUMULATED
                                            EMPLOYEE        OTHER
                             DEFERRED        STOCK      COMPREHENSIVE
                           COMPENSATION    OWNERSHIP        INCOME
                           ON RESTRICTED      PLAN      (LOSS), NET OF
                               STOCK       OBLIGATION        TAX           TOTAL
                           -------------   ----------   --------------   ----------
                               (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Balance, January 1,
  1997...................    $ (2,066)       $(443)        $(3,016)      $1,449,973
Comprehensive income:
  Net income.............          --           --              --
  Other comprehensive
    loss, net of tax.....          --           --          (6,045)              --
Comprehensive income.....                                                   107,868
Issuance of common shares
  in connection with
  Employee Benefit Plans,
  net of discount on
  Dividend Reinvestment
  Plan...................          --           --              --           14,736
Issuance of shares of
  restricted common
  stock..................     (14,722)          --              --               --
Repurchase of shares of
  common stock...........          --           --              --         (147,830)
Issuance of common shares
  for purchase of
  Hartsville Bancshares,
  Inc. ..................          --           --              --           10,099
Issuance of common shares
  for acquisitions of
  pooled company.........                                                    71,458
Amortization of deferred
  compensation on
  restricted stock.......       1,697           --              --            1,697
Reduction in employee
  stock ownership plan
  obligation.............          --          152              --              152
Cash dividends declared
  ($.355 per common
  share).................          --           --              --          (21,016)
Cash dividends declared
  by pooled company......          --           --              --          (15,721)
Tax benefit from stock
  option and award
  plans..................          --           --              --            2,351
Other....................          --           --              --                4
                             --------        -----         -------       ----------
Balance, June 30, 1997...    $(15,091)       $(291)        $(9,061)      $1,473,771
                             ========        =====         =======       ==========

                            SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1998
                           --------------------------------------------------

                              COMMON
                           SHARES ISSUED              ADDITIONAL
                                AND         COMMON     PAID-IN      RETAINED
                            OUTSTANDING     STOCK      CAPITAL      EARNINGS
                           -------------   --------   ----------   ----------
                            (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Balance, January 1,
  1998...................   106,032,013    $265,080   $ 163,902    $1,126,803
Comprehensive income:
  Net income.............            --          --          --        81,104
  Other comprehensive
    income, net of tax...            --          --          --            --
Comprehensive income.....
Issuance of common shares
  in connection with
  Employee Benefit Plans,
  net of discount on
  Dividend Reinvestment
  Plan...................       510,298       1,276       7,828            --
Issuance of shares of
  restricted common
  stock..................       500,148       1,250      22,239            --
Repurchase of shares of
  common stock...........    (1,181,909)     (2,955)    (59,923)           --
Issuance of common shares
  for acquisition of
  pooled company.........       871,156       2,178       5,524        (1,206)
Amortization of deferred
  compensation on
  restricted stock.......            --          --          --            --
Reduction in employee
  stock ownership plan
  obligation.............            --          --          --            --
Cash dividends declared
  ($.45 per common
  share).................            --          --          --       (26,006)
Cash dividends declared
  by pooled company......            --          --          --        (9,384)
Tax benefit from stock
  option and award
  plans..................            --          --       3,018            --
Other....................            --          --          (2)            8
                           ------------    --------   ---------    ----------
Balance, June 30, 1998...   106,731,706    $266,829   $ 142,586    $1,171,319
                           ============    ========   =========    ==========

                               SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1998
                           --------------------------------------------------------
                                                         ACCUMULATED
                                            EMPLOYEE        OTHER
                             DEFERRED        STOCK      COMPREHENSIVE
                           COMPENSATION    OWNERSHIP        INCOME
                           ON RESTRICTED      PLAN      (LOSS), NET OF
                               STOCK       OBLIGATION        TAX           TOTAL
                           -------------   ----------   --------------   ----------
                               (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Balance, January 1,
  1998...................    $(13,341)       $(163)        $ 1,696       $1,543,977
Comprehensive income:
  Net income.............          --           --              --
  Other comprehensive
    income, net of tax...          --           --           8,138
Comprehensive income.....                                                    89,242
Issuance of common shares
  in connection with
  Employee Benefit Plans,
  net of discount on
  Dividend Reinvestment
  Plan...................          --           --              --            9,104
Issuance of shares of
  restricted common
  stock..................     (23,489)          --              --               --
Repurchase of shares of
  common stock...........          --           --              --          (62,878)
Issuance of common shares
  for acquisition of
  pooled company.........          --           --              18            6,514
Amortization of deferred
  compensation on
  restricted stock.......       3,287           --              --            3,287
Reduction in employee
  stock ownership plan
  obligation.............          --          163              --              163
Cash dividends declared
  ($.45 per common
  share).................          --           --              --          (26,006)
Cash dividends declared
  by pooled company......          --           --              --           (9,384)
Tax benefit from stock
  option and award
  plans..................          --           --              --            3,018
Other....................          --           --              --                6
                             --------        -----         -------       ----------
Balance, June 30, 1998...    $(33,543)       $  --         $ 9,852       $1,557,043
                             ========        =====         =======       ==========

                See notes to consolidated financial statements.

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  SIX MONTHS ENDED
                                                                       JUNE 30
                                                              -------------------------
                                                                 1998           1997
                                                              -----------    ----------
                                                                   (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income................................................  $    81,104    $  113,913
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provision for loan losses...............................       11,000         3,750
    Depreciation and amortization of premises and
      equipment.............................................       18,930        18,481
    Amortization of intangible assets.......................       17,136        14,284
    Other amortization, net.................................        3,038           910
    Deferred income tax (benefit) expense...................         (816)        8,111
    Net loss (gain) on sales and writedowns of other real
      estate owned..........................................          469        (1,893)
    Net realized gains on sales of securities...............       (3,143)       (1,392)
    Net loss (gain) on sales and writedowns of premises and
      equipment.............................................          589          (114)
    Net gain on sales of branches and other assets..........       (1,222)           --
  Change in assets and liabilities, net of effects from
    acquisitions:
      (Increase) decrease in mortgage loans held for sale...     (102,288)       15,097
      Increase in accrued interest receivable...............       (5,927)       (6,274)
      Increase (decrease) in accrued interest payable.......        5,410        (1,093)
      (Increase) decrease in trading account securities.....      (45,108)        3,698
      (Increase) decrease in other assets...................      (62,089)       17,964
      Increase (decrease) in other liabilities..............      147,044       (87,914)
                                                              -----------    ----------
        Net cash provided by operating activities...........       64,127        97,528
                                                              -----------    ----------
INVESTING ACTIVITIES
  Proceeds from sales of securities available for sale......      723,864       983,537
  Proceeds from maturities of securities available for
    sale....................................................      846,959       283,769
  Purchases of securities available for sale................   (3,025,212)     (977,622)
  Proceeds from maturities of securities held to maturity...      288,087       157,981
  Purchases of securities held to maturity..................         (868)      (85,058)
  Proceeds from sales of other real estate owned............        3,540         8,032
  Acquisitions, net of cash and cash equivalents acquired...       11,262        85,063
  Sales of branches and other assets........................      (18,003)           --
  Net decrease (increase) in loans, net of repayments and
    sales...................................................      138,793      (369,843)
  Proceeds from sales of premises and equipment.............        5,003           228
  Purchases of premises and equipment.......................       (1,964)      (33,399)
                                                              -----------    ----------
        Net cash (used in) provided by investing
          activities........................................   (1,028,539)       52,688
                                                              -----------    ----------
FINANCING ACTIVITIES
  Net increase (decrease) in deposits.......................      158,293      (267,179)
  Net increase (decrease) in other short-term borrowings....      817,118       (58,423)
  (Repayment to) advances from Federal Home Loan Bank.......       (1,624)      159,776
  Net repayment of other long-term debt.....................          (67)          (77)
  Issuance of common shares under Employee Benefit and
    Dividend Reinvestment Plans.............................        9,104        14,736
  Repurchase of common stock................................      (62,878)     (147,830)
  Tax benefit related to stock options......................        3,018         2,351
  Cash dividends paid.......................................      (35,390)      (37,022)
                                                              -----------    ----------
        Net cash provided by (used in) financing
          activities........................................      887,574      (333,668)
                                                              -----------    ----------
  Decrease in cash and cash equivalents.....................      (76,838)     (183,452)
  Cash and cash equivalents, January 1......................    1,190,525     1,263,152
                                                              -----------    ----------
Cash and cash equivalents, June 30..........................  $ 1,113,687    $1,079,700
                                                              ===========    ==========
Cash paid during the year for:
  Interest expense..........................................  $   299,397    $  278,314
  Income taxes..............................................       44,625        47,347
Non-cash transactions:
  Foreclosures..............................................        1,836         1,780
  Stock issued for acquisitions.............................        6,514        81,557
  Mortgage loans securitized and retained...................      583,629            --
                                                              ===========    ==========

                See notes to consolidated financial statements.

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and general practices within the banking industry. The interim consolidated financial statements should be read in conjunction with First American Corporation's (the "Corporation" or "First American") supplemental consolidated financial statements and include the accounts of Deposit Guaranty Corp. ("Deposit Guaranty") for all periods presented in accordance with the pooling-of-interests method of accounting for business combinations. The quarterly consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for interim periods. All adjustments are of a normal recurring nature. Certain prior year amounts have been reclassified to conform with the current year presentation. The results for interim periods are not necessarily indicative of results to be expected for the complete fiscal year.

(2) ACQUISITIONS

Effective May 1, 1998, the Corporation completed the merger of Deposit Guaranty with and into the Corporation by exchanging approximately 48.7 million shares of First American common stock for all of the outstanding shares of Deposit Guaranty (based on an exchange ratio of 1.17 shares of First American common stock for each share of Deposit Guaranty common stock). Deposit Guaranty was a $7.2 billion asset financial services holding company headquartered in Jackson, Mississippi, with banking offices in Mississippi, Louisiana, Arkansas, and Tennessee, and mortgage offices in Oklahoma, Nebraska, Texas, Indiana, and Iowa. The transaction was accounted for as a pooling of interests, and accordingly, the consolidated financial statements have been restated to include the results of Deposit Guaranty for all periods presented. Restructuring and merger-related costs, comprised primarily of investment banking, severance, and systems conversions costs, are expected to total approximately $72 million, net of tax, and will be recognized throughout 1998.

In April 1998 and in conjunction with the Deposit Guaranty business combination, the number of authorized shares was increased from 100 million to 200 million.

Net interest income, noninterest income and net income as originally reported by First American and Deposit Guaranty for the three months and the six months ended June 30, 1997 are presented in the table below:

                               THREE MONTHS ENDED                SIX MONTHS ENDED
                                    JUNE 30                          JUNE 30
                         ------------------------------   ------------------------------
                          FIRST     DEPOSIT                FIRST     DEPOSIT
                         AMERICAN   GUARANTY   COMBINED   AMERICAN   GUARANTY   COMBINED
                         --------   --------   --------   --------   --------   --------
                                                 (IN THOUSANDS)
Net interest income....  $93,549    $68,739    $162,288   $186,483   $138,799   $325,282
Noninterest income.....   62,839     32,787      95,626    124,590     63,916    188,506
Net income.............   35,341     21,929      57,270     69,371     44,542    113,913

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES

Bank mergers and acquisitions completed by First American since January 1, 1997, are presented in the following table (in millions):

                                                                COMMON
                                                                SHARES   CASH   ACCOUNTING
FINANCIAL INSTITUTION            STATE      DATE       ASSETS   ISSUED   PAID   TREATMENT
---------------------            -----   -----------   ------   ------   ----   ----------
Jefferson Guaranty Bancorp,
  Inc..........................   LA       Jan. 1997    $299     2.1     $10    Purchase
Hartsville Bancshares, Inc.....   TN       Jan. 1997      90     0.4      --    Purchase
First Capital Bancorp, Inc.....   LA       Mar. 1997     186     1.8      --     Pooling
NBC Financial Corporation......   LA       July 1997      69     0.5      --    Purchase
CitiSave Financial
  Corporation..................   LA       Aug. 1997      75      --      19    Purchase
Victory Bancshares, Inc........   TN       Mar. 1998     131     0.9      --     Pooling

For the acquisitions accounted for as pooling-of-interests combinations, the results of operations have been included in the consolidated financial statements from the beginning of the year acquired or from the date of the acquisition when preacquisition amounts were not material. Prior year financial statements have not been restated since the changes would have been immaterial. For acquisitions accounted for as purchase business combinations, the results of operations have been included in the consolidated financial statements from the respective dates of acquisition. The purchase price in excess of the net assets acquired has been recorded as goodwill and is being amortized on a straight-line basis over 15 years. The proforma effect on prior earnings of such acquisitions is not significant.

On June 1, 1997, the Corporation issued .8 million shares of its common stock in exchange for the 2 percent interest in Deposit Guaranty National Bank ("DGNB") owned by minority shareholders. With this acquisition the Corporation became the sole shareholder of DGNB.

Pending business combinations announced during the first six months of 1998 are presented in the following table (dollars in millions):

                                                ASSETS     EXCHANGE      ANTICIPATED
FINANCIAL INSTITUTION                 STATE   AT 6/30/98   RATIO (1)    EFFECTIVE DATE
---------------------                 -----   ----------   ---------   ----------------
Peoples Bank of Dickson.............   TN       $  136        3.7:1    October 1, 1998
Middle Tennessee Bank...............   TN          225      7.768:1    October 1, 1998
CSB Financial Corporation...........   TN          145     9.7071:1    October 1, 1998
Pioneer Bancshares..................   TN        1,006       1.65:1    November 1, 1998

-------------------------

(1) Ratio of the number of shares of First American common stock to be exchanged for each share of common stock of the financial institution to be merged. These ratios are subject to adjustment in certain circumstances as provided in the respective merger agreements.

The business combinations noted in the table above will be accounted for as pooling of interests and are subject to shareholder and regulatory approval.

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES

(3) NONPERFORMING ASSETS

Nonperforming assets were as follows:

                                                         JUNE 30
                                                    -----------------   DECEMBER 31
                                                     1998      1997         1997
                                                    -------   -------   ------------
                                                         (DOLLARS IN THOUSANDS)
Nonaccrual loans..................................  $31,853   $37,597     $36,294
Foreclosed properties.............................    7,021     8,074       7,023
                                                    -------   -------     -------
  Total nonperforming assets......................  $38,874   $45,671     $43,317
                                                    =======   =======     =======
Loans on accrual past due 90 days or more.........  $26,445   $29,625     $26,875
                                                    =======   =======     =======
Nonperforming assets as a percent of loans and
  foreclosed properties (excluding loans on
  accrual past due 90 days or more)...............      .35%      .40%        .37%
                                                    =======   =======     =======

(4) ALLOWANCE FOR LOAN LOSSES

Transactions in the allowance for loan losses were as follows:

                                                         SIX MONTHS ENDED JUNE 30
                                                         ------------------------
                                                           1998           1997
                                                         ---------      ---------
                                                              (IN THOUSANDS)
Balance, January 1.....................................  $180,043       $185,470
Provision charged to operating expenses................    11,000          3,750
Allowance of business combinations, except Deposit
  Guaranty.............................................     1,317          7,581
                                                         --------       --------
                                                          192,360        196,801
                                                         --------       --------
Loans charged off......................................    27,296         22,368
Recoveries of loans previously charged off.............    15,074         13,746
                                                         --------       --------
Net charge-offs........................................    12,222          8,622
                                                         --------       --------
Balance, June 30.......................................  $180,138       $188,179
                                                         ========       ========

Allowance ratios were as follows:

                                                                SIX MONTHS
                                                              ENDED JUNE 30
                                                              --------------
                                                              1998     1997
                                                              -----    -----
Allowance end of period to net loans outstanding............  1.62%    1.66%
Net charge-offs to average loans (annualized)...............   .22      .16
                                                              ====     ====

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES

(5) ACCOUNTING MATTERS

Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," was adopted by the Corporation on January 1, 1998. SFAS No. 130 establishes standards for reporting comprehensive income. Comprehensive income includes net income and other comprehensive income which is defined as non-owner related transactions in equity. Prior periods have been reclassified to reflect the application of the provisions of SFAS No. 130.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Adoption of SFAS No. 131 will expand disclosures related to the consolidated financial statements. The Corporation adopted SFAS No. 131 on January 1, 1998 and is currently evaluating its operations to determine the appropriate disclosures with respect to SFAS No. 131.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," revises and standardizes the disclosure requirements for employers' pensions and other postretirement benefits plans. This standard does not change the measurement or recognition of such plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods presented is required unless the information is not readily available, in which case, all available information and a description of the information not available shall be included in the notes to the financial statements. The disclosure requirements of SFAS No. 132 have been designed to provide information that is more comparable, understandable, and concise for the users of this information. The Corporation adopted SFAS 132 on January 1, 1998.

SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains or losses resulting from changes in the values of derivatives will be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting with the key criterion for hedge accounting being that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, and shall not be applied retroactively to financial statements of prior periods. At this time, the Corporation is evaluating when and how it will adopt SFAS No. 133 as well as the possible impact of the statement on the Corporation's consolidated financial statements.

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES

(6) EARNINGS PER COMMON SHARE

Basic earnings per share ("EPS") is computed by dividing income available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator). Diluted EPS is computed by dividing income available to common shareholders by the weighted average number of shares outstanding adjusted to reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

(7) LEGAL AND REGULATORY MATTERS

Following the adoption of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, Charter Federal Savings Bank ("Charter" or now "FAFSB"), brought an action against the Office of Thrift Supervision and the Federal Deposit Insurance Corporation seeking injunctive and other relief, contending that Congress' elimination of supervisory goodwill required rescission of certain supervisory transactions. The Federal District Court found in Charter's favor, but in 1992 the Fourth Circuit Court of Appeals reversed, and the U.S. Supreme Court denied Charter's petition for certiorari. In 1995, the Federal Circuit Court found in favor of another thrift institution in a similar case (Winstar Corp. v. United States) in which the association sought damages for breach of contract. Charter also filed suit against the United States Government ("Government") in the Court of Federal Claims based on breach of contract. Pending the Supreme Court's review of the Winstar decision, FAFSB's action was stayed. In July 1996, the Supreme Court affirmed the lower court's decision in Winstar. The stay was automatically lifted and FAFSB's suit is now proceeding. The Government filed a motion to dismiss the suit based on the prior Fourth Circuit decision, and FAFSB has filed a Motion for Partial Summary Judgment. These motions have not yet been decided by the Federal Claims Court.

The value of FAFSB's claims against the Government, as well as their ultimate outcome, are contingent upon a number of factors, some of which are outside of FAFSB's control, and are highly uncertain as to substance, timing and the dollar amount of any damages which might be awarded should FAFSB finally prevail. Under the Agreement and Plan of Reorganization as amended by and between FAFSB and the Corporation, in the event that FAFSB is successful in this litigation, the FAFSB shareholders as of December 1, 1995, will be entitled to receive additional consideration equal in value to 50% of any recovery, net of all taxes and certain other expenses, including the costs and expenses of such litigation, received on or before December 1, 2000, subject to certain limitations in the case of certain business combinations. Such additional consideration, if any, is payable in the common stock of the Corporation, based on the average per share closing price on the date of receipt by FAFSB of the last payment constituting a recovery from the Government.

DGNB is a defendant in a case in which the plaintiffs are beneficiaries of a trust for which DGNB is the trustee. In an amended complaint, the plaintiffs claim that DGNB was negligent in its dealings with the trust property, breached its trust duties by allegedly abusing its discretion and negligently handling trust assets, engaged in self dealing, and was grossly negligent in its handling of the trusts. The case seeks actual damages for waste of trust assets and loss of income and punitive damages, both in an unspecified amount to be

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES proven at trial, and attorney fees and court costs. While the ultimate outcome of the lawsuit cannot be predicted with certainty, management denies all liability and believes that the ultimate resolution of this matter will not have a material effect on the Corporation's consolidated financial statements.

DGNB is also a defendant in an action brought in Pike County, Mississippi by a land owner and a gaming corporation, alleging that DGNB and the two defendant casinos entered into an agreement, expressed or implied, to oppose an application to operate a casino on the Big Black River in Mississippi. The plaintiffs contend that DGNB used its influence to cause the Mississippi Gaming Commission to deny the casino's application. The plaintiffs seek actual damages for injury to property and business in the total amount of $38 million and punitive damages in the amount of $200 million. DGNB denies all liability. It is the opinion of management and counsel that ultimate disposition of the case should not have a material effect on the Corporation's consolidated financial statements.

Also, there are from time to time other legal proceedings pending against the Corporation and its subsidiaries. In the opinion of management and counsel, liabilities, if any, arising from such proceedings presently pending would not have a material adverse effect on the consolidated financial statements of the Corporation.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
First American Corporation:

We have audited the accompanying consolidated balance sheets of First American Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated income statements, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First American Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ KPMG PEAT MARWICK LLP

Nashville, Tennessee
July 10, 1998

                         CONSOLIDATED INCOME STATEMENTS

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS
                                                                EXCEPT PER SHARE AMOUNTS)
Interest income
  Interest and fees on loans................................  $949,676   $867,897   $754,662
  Interest and dividends on securities......................   271,441    243,853    250,437
  Interest on federal funds sold and securities purchased
    under agreements to resell..............................     5,779     17,525     11,128
  Interest on time deposits with other banks and other
    interest................................................     5,235      4,025      3,647
                                                             ---------  ---------  ---------
        Total interest income............................... 1,232,131  1,133,300  1,019,874
                                                             ---------  ---------  ---------
Interest expense
  Interest on deposits:
    NOW accounts............................................    40,882     34,255     34,800
    Money market accounts...................................   120,253    121,545     95,448
    Regular savings.........................................    21,808     22,719     25,959
    Certificates of deposit under $100,000..................   158,725    151,689    131,521
    Certificates of deposit $100,000 and over...............    64,143     56,994     51,902
    Other time and foreign..................................    46,169     46,914     42,677
                                                              --------   --------   --------
        Total interest on deposits..........................   451,980    434,116    382,307
                                                              --------   --------   --------
Interest on short-term borrowings (note 8)..................    90,067     76,839     78,543
Interest on long-term debt (note 9).........................    27,961     29,084     19,971
                                                              --------   --------   --------
        Total interest expense..............................   570,008    540,039    480,821
                                                              --------   --------   --------
Net interest income.........................................   662,123    593,261    539,053
Provision for loan losses (Note 5)..........................    12,500      5,340      2,243
                                                              --------   --------   --------
        Net interest income after provision for loan
          losses............................................   649,623    587,921    536,810
                                                              --------   --------   --------
Noninterest income
  Investment services income................................   123,431     68,364     15,525
  Service charges on deposit accounts.......................   113,461     93,170     80,629
  Commissions and fees on fiduciary activities..............    38,787     34,312     31,364
  Mortgage banking..........................................    25,071     20,169     12,700
  Merchant discount fees....................................     3,766      4,492      4,878
  Net realized gain on sales of securities (note 4).........     4,234      2,585      1,656
  Trading account revenue...................................     4,414      6,939      4,899
  Gain on sales of branches (note 2)........................        --         --      3,000
  Other.....................................................    82,597     73,718     48,354
                                                              --------   --------   --------
        Total noninterest income............................   395,761    303,749    203,005
Noninterest expense
  Salaries and employee benefits (note 10)..................   329,882    297,036    255,465
  Subscribers' commissions (note 1).........................    70,785     35,075         --
  Net occupancy (note 6)....................................    48,159     42,006     35,712
  Equipment.................................................    42,785     35,070     31,882
  Systems and processing (note 6)...........................    15,662     14,755     11,389
  Communication.............................................    25,731     20,684     17,205
  Marketing.................................................    21,737     21,102     16,403
  Supplies..................................................    14,678     12,710     10,329
  FDIC insurance (note 15)..................................     1,754     10,483     12,880
  Merger-related (note 2)...................................        --         --      7,269
  Other.....................................................    98,558     82,742     65,366
                                                              --------   --------   --------
        Total noninterest expense...........................   669,731    571,663    463,900
                                                              --------   --------   --------
Income before income tax expense............................   375,653    320,007    275,915
Income tax expense (note 11)................................   137,901    114,825    100,215
                                                              --------   --------   --------
Net income..................................................  $237,752   $205,182   $175,700
                                                              ========   ========   ========
Per common share (note 13):
  Net income:
    Basic...................................................  $   2.23   $   1.96   $   1.73
    Diluted.................................................      2.18       1.93       1.70
  Dividends declared........................................      .755       .605        .53
                                                              --------   --------   --------
Average common shares outstanding (note 13):
  Basic.....................................................   106,745    104,533    101,593
  Diluted...................................................   108,950    106,092    103,300
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                 1997            1996
                                                              -----------     -----------
                                                                 (DOLLARS IN THOUSANDS
                                                               EXCEPT PER SHARE AMOUNTS)
                                         ASSETS
Cash and due from banks (note 3)............................  $   987,520     $   998,302
Time deposits with other banks..............................       13,463          55,533
Securities (note 4):
  Held to maturity (fair value $723,228 and $977,767,
    respectively)...........................................      715,027         969,797
  Available for sale (amortized cost $3,392,894 and
    $3,156,024, respectively)...............................    3,395,494       3,150,107
                                                              -----------     -----------
        Total securities....................................    4,110,521       4,119,904
                                                              -----------     -----------
Federal funds sold and securities purchased under agreements
to resell...................................................      189,542         209,317
Trading account securities..................................       64,469          62,715
Loans (note 5):
  Commercial................................................    4,570,941       4,118,480
  Consumer -- amortizing mortgages..........................    2,783,097       2,717,894
  Consumer -- other.........................................    2,524,577       2,239,558
  Real estate -- construction...............................      400,557         361,451
  Real estate -- commercial mortgages and other.............    1,374,661       1,209,748
                                                              -----------     -----------
        Total loans.........................................   11,653,833      10,647,131
  Unearned discount.........................................      (12,101)        (14,466)
                                                              -----------     -----------
        Loans, net of unearned discount.....................   11,641,732      10,632,665
  Allowance for loan losses.................................     (180,043)       (185,470)
                                                              -----------     -----------
        Total net loans.....................................   11,461,689      10,447,195
                                                              -----------     -----------
Premises and equipment, net (note 6)........................      362,047         310,584
Other assets (notes 7, 10, and 11)..........................      645,185         602,460
                                                              -----------     -----------
        Total assets........................................  $17,834,436     $16,806,010
                                                              ===========     ===========

                                       LIABILITIES
Deposits:
  Demand (noninterest-bearing)..............................  $ 2,647,765     $ 2,565,084
  NOW accounts..............................................    1,879,520       1,739,668
  Money market accounts.....................................    2,875,958       2,732,810
  Regular savings...........................................      859,690         862,253
  Certificates of deposit under $100,000....................    2,929,845       2,916,709
  Certificates of deposit $100,000 and over.................    1,390,148       1,249,193
  Other time................................................      718,349         685,394
  Foreign...................................................      104,182          97,257
                                                              -----------     -----------
        Total deposits......................................   13,405,457      12,848,368
                                                              -----------     -----------
Short-term borrowings (note 8)..............................    1,969,639       1,697,401
Long-term debt (note 9).....................................      596,218         430,562
Other liabilities (notes 10 and 11).........................      319,145         379,706
                                                              -----------     -----------
        Total liabilities...................................   16,290,459      15,356,037
                                                              -----------     -----------
Commitments and contingencies (notes 6, 10, 14, and 15)
Shareholders' equity (notes 2, 4, 9, 10, 12, and 15)
  Preferred stock, without par value; authorized 2,500,000
    shares..................................................           --              --
  Common stock, $2.50 par value; authorized 200,000,000
    shares; issued: 106,032,013 shares at December 31, 1997;
    105,109,909 shares at December 31, 1996.................      265,080         262,775
  Additional paid-in capital................................      163,902         239,661
  Retained earnings.........................................    1,126,803         953,062
  Deferred compensation on restricted stock.................      (13,341)         (2,066)
  Employee stock ownership plan obligation..................         (163)           (443)
                                                              -----------     -----------
    Realized shareholders' equity...........................    1,542,281       1,452,989
  Net unrealized losses on securities available for sale,
    net of tax..............................................        1,696          (3,016)
                                                              -----------     -----------
        Total shareholders' equity..........................    1,543,977       1,449,973
                                                              -----------     -----------
        Total liabilities and shareholders' equity..........  $17,834,436     $16,806,010
                                                              ===========     ===========

          See accompanying notes to consolidated financial statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES

                                      COMMON
                                      SHARES
                                      ISSUED                 ADDITIONAL
                                        AND        COMMON     PAID-IN      RETAINED
                                    OUTSTANDING    STOCK      CAPITAL      EARNINGS
                                    -----------   --------   ----------   ----------
                                    (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
BALANCE, DECEMBER 31, 1994
Issuance of common shares in
  connection with Employee
  Benefit.........................  98,582,780   $246,457    $ 200,169    $  679,146
  Plans, net of discount on
    Dividend Reinvestment Plan
    (note 10).....................   1,514,404      3,786       11,010            --
Issuance of shares of restricted
  common stock (note 12)..........      32,190         81          498            --
Repurchase of shares of common
  stock...........................  (6,385,902)   (15,965)     (95,142)           --
Issuance of common shares for
  purchase of Charter Federal
  Savings Bank (note 2)...........   3,530,470      8,826       71,547            --
Issuance of common shares for
  acquisitions of pooled
  company.........................   7,154,061     17,885       49,557         8,580
Amortization of deferred
  compensation on restricted stock
  (note 12).......................          --         --           --            --
Reduction in employee stock
  ownership plan obligation (note
  10).............................          --         --           --            --
Net income........................          --         --           --       175,700
Cash dividends declared ($.53 per
  common share)...................          --         --           --       (27,883)
Cash dividends declared by pooled
  companies.......................          --         --           --       (23,983)
Change in net unrealized gains
  (losses) on securities available
  for sale, net of tax (note 4)             --         --           --            --
Tax benefit from stock option and
  award plans.....................          --         --        3,574            --
Other.............................          --         --           --            46
                                   -----------    -------    ---------    ----------
BALANCE, DECEMBER 31, 1995........ 104,428,003    261,070      241,213       811,606
                                   -----------    -------    ---------    ----------
Issuance of common shares in
  connection with Employee Benefit
  Plans, net of discount on
  Dividend Reinvestment Plan (note
  10).............................   1,390,074      3,475       14,472            --
Issuance of shares of restricted
  common stock (note 12)..........      92,976        232        1,958            --
Repurchase of shares of common
  stock...........................  (4,922,297)   (12,306)     (95,943)           --
Issuance of common shares for
  purchase of First City Bancorp,
  Inc. (note 2)...................   2,147,518      5,369       40,937            --
Issuance of common shares for
  acquisitions of pooled
  company.........................   1,974,829      4,937       32,512           (32)
Amortization of deferred
  compensation on restricted stock
  (note 12).......................          --         --           --            --
Reduction in employee stock
  ownership plan obligation (note
  10).............................          --         --           --            --
Net income........................          --         --           --       205,182
Cash dividends declared ($.605 per
  common share)...................          --         --           --       (35,694)
Cash dividends declared by pooled
  company.........................          --         --           --       (28,000)
Change in net unrealized gains
  (losses) on securities available
  for sale, net of tax (note 4)...          --         --           --            --
Tax benefit from stock option and
  award plans.....................          --         --        4,530            --
Other.............................      (1,194)        (2)         (18)           --
                                   -----------    -------    ---------    ----------
BALANCE, DECEMBER 31, 1996........ 105,109,909    262,775      239,661       953,062
                                   -----------    -------    ---------    ----------
Issuance of common shares in
  connection with Employee Benefit
  Plans, net of discount on
  Dividend Reinvestment Plan (note
  10).............................   1,234,445      3,086      18,979            --
Issuance of shares of restricted
  common stock (note 12)..........     445,583      1,114      13,564            --

                                                                    NET
                                                                UNREALIZED
                                                    EMPLOYEE       GAINS
                                      DEFERRED       STOCK      (LOSSES) ON
                                    COMPENSATION   OWNERSHIP    SECURITIES
                                      ON STOCK     OBLIGATION    FOR SALE       TOTAL
                                    ------------   ----------   -----------   ----------
                                      (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
BALANCE, DECEMBER 31, 1994
Issuance of common shares in
  connection with Employee
  Benefit.........................    $ (2,161)      $(781)      $(11,608)    $1,111,222
  Plans, net of discount on
    Dividend Reinvestment Plan
    (note 10).....................          --          --             --         14,796
Issuance of shares of restricted
  common stock (note 12)..........        (492)         --             --             87
Repurchase of shares of common
  stock...........................          --          --             --       (111,107)
Issuance of common shares for
  purchase of Charter Federal
  Savings Bank (note 2)...........          --          --             --         80,373
Issuance of common shares for
  acquisitions of pooled
  company.........................          --          --             --         76,022
Amortization of deferred
  compensation on restricted stock
  (note 12).......................       1,390          --             --          1,390
Reduction in employee stock
  ownership plan obligation (note
  10).............................          --         120             --            120
Net income........................          --          --             --        175,700
Cash dividends declared ($.53 per
  common share)...................          --          --             --        (27,883)
Cash dividends declared by pooled
  companies.......................          --          --             --        (23,983)
Change in net unrealized gains
  (losses) on securities available
  for sale, net of tax (note 4)             --          --         34,228         34,228
Tax benefit from stock option and
  award plans.....................          --          --             --          3,574
Other.............................          --          --             --             46
                                      --------       -----       --------     ----------
BALANCE, DECEMBER 31, 1995........      (1,263)       (661)        22,620      1,334,585
                                      --------       -----       --------     ----------
Issuance of common shares in
  connection with Employee Benefit
  Plans, net of discount on
  Dividend Reinvestment Plan (note
  10).............................          --          --             --         17,947
Issuance of shares of restricted
  common stock (note 12)..........      (2,190)         --             --             --
Repurchase of shares of common
  stock...........................          --          --             --       (108,249)
Issuance of common shares for
  purchase of First City Bancorp,
  Inc. (note 2)...................          --          --             --         46,306
Issuance of common shares for
  acquisitions of pooled
  company.........................          --          --             --         37,417
Amortization of deferred
  compensation on restricted stock
  (note 12).......................       1,387          --             --          1,387
Reduction in employee stock
  ownership plan obligation (note
  10).............................          --         218             --            218
Net income........................          --          --             --        205,182
Cash dividends declared ($.605 per
  common share)...................          --          --             --        (35,694)
Cash dividends declared by pooled
  company.........................          --          --             --        (28,000)
Change in net unrealized gains
  (losses) on securities available
  for sale, net of tax (note 4)...          --          --        (25,636)       (25,636)
Tax benefit from stock option and
  award plans.....................          --          --             --          4,530
Other.............................          --          --             --            (20)
                                      --------       -----       --------     ----------
BALANCE, DECEMBER 31, 1996........      (2,066)       (443)        (3,016)     1,449,973
                                      --------       -----       --------     ----------
Issuance of common shares in
  connection with Employee Benefit
  Plans, net of discount on
  Dividend Reinvestment Plan (note
  10).............................          --          --             --         22,065
Issuance of shares of restricted
  common stock (note 12)..........     (14,678)         --             --             --


                                      COMMON
                                      SHARES
                                      ISSUED                 ADDITIONAL
                                        AND        COMMON     PAID-IN      RETAINED
                                    OUTSTANDING    STOCK      CAPITAL      EARNINGS
                                    -----------   --------   ----------   ----------
                                    (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Repurchase of shares of common
  stock...........................   (6,268,784)   (15,672)   (180,828)           --
Issuance of common shares for
  purchase of Hartsville
  Bancshares, Inc. (note 2).......      350,522        876       9,223            --
Issuance of common shares for
  acquisitions of pooled
  company.........................    5,160,250     12,900      57,698        13,940
Amortization of deferred
  compensation on restricted stock
  (note 12).......................           --         --          --            --
Reduction in employee stock
  ownership plan obligation (note
  10).............................           --         --          --            --
Net income........................           --         --          --       237,752
Cash dividends declared ($.755 per
  common share)...................           --         --          --       (44,393)
Cash dividends declared by pooled
  company.........................           --         --          --       (33,558)
Change in net unrealized gains
  (losses) on securities available
  for sale, net of tax (note 4)...           --         --          --            --
Tax benefit from stock option and
  award plans.....................           --         --       5,603            --
Other.............................           88          1           2            --
                                    -----------   --------   ---------    ----------
BALANCE, DECEMBER 31, 1997........  106,032,013   $265,080   $ 163,902    $1,126,803
                                    -----------   --------   ---------    ----------

                                                                    NET
                                                                UNREALIZED
                                                    EMPLOYEE       GAINS
                                      DEFERRED       STOCK      (LOSSES) ON
                                    COMPENSATION   OWNERSHIP    SECURITIES
                                      ON STOCK     OBLIGATION    FOR SALE       TOTAL
                                    ------------   ----------   -----------   ----------
                                      (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Repurchase of shares of common
  stock...........................          --          --             --       (196,500)
Issuance of common shares for
  purchase of Hartsville
  Bancshares, Inc. (note 2).......          --          --             --         10,099
Issuance of common shares for
  acquisitions of pooled
  company.........................          --          --             --         84,538
Amortization of deferred
  compensation on restricted stock
  (note 12).......................       3,403          --             --          3,403
Reduction in employee stock
  ownership plan obligation (note
  10).............................          --         280             --            280
Net income........................          --          --             --        237,752
Cash dividends declared ($.755 per
  common share)...................          --          --             --        (44,393)
Cash dividends declared by pooled
  company.........................          --          --             --        (33,558)
Change in net unrealized gains
  (losses) on securities available
  for sale, net of tax (note 4)...          --          --          4,712          4,712
Tax benefit from stock option and
  award plans.....................          --          --             --          5,603
Other.............................          --          --             --              3
                                      --------       -----       --------     ----------
BALANCE, DECEMBER 31, 1997........    $(13,341)      $(163)      $  1,696     $1,543,977
                                      --------       -----       --------     ----------

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  FIRST AMERICAN CORPORATION AND SUBSIDIARIES

                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1996          1995
                                                              -----------   -----------   -----------
                                                                          (IN THOUSANDS)
Operating activities
  Net income................................................  $   237,752   $   205,182   $   175,700
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provision for loan losses...............................       12,500         5,340         2,243
    Depreciation and amortization of premises and
     equipment..............................................       38,122        35,119        31,526
    Amortization of intangible assets.......................       29,717        20,315        14,417
    Other amortization (accretion), net.....................        1,929        (2,140)      (28,223)
    Deferred income tax expense.............................       19,357        25,061        14,746
    Net gain on sales and writedowns of foreclosed
     property...............................................       (4,164)       (4,991)       (5,586)
    Net realized gains on sales and write-downs of
     securities.............................................       (4,234)       (2,585)       (1,656)
    Net gain on sales and write-downs of premises and
     equipment..............................................         (799)         (131)         (399)
    Gain on sales of branches and other assets..............       (4,347)           --        (3,000)
    Gain on sale of subsidiaries............................       (2,105)           --            --
    Change in assets and liabilities, net of effects from
     acquisitions and sales of branches:
      Decrease (increase) in mortgage loans held for sale...        3,372         9,821       (97,353)
      (Increase) decrease in accrued interest receivable....      (10,506)        3,919       (31,851)
      Increase (decrease) in accrued interest payable.......       10,049       (10,548)       25,277
      Increase in trading account securities................       (7,077)      (22,619)      (18,398)
      Increase in other assets..............................      (53,805)       (8,461)       (9,992)
      (Decrease) increase in other liabilities..............      (22,528)       83,750        (1,919)
                                                              -----------   -----------   -----------
        Net cash provided by operating activities...........      243,233       337,032        65,532
                                                              -----------   -----------   -----------
Investing activities
  Proceeds from sales of securities available for sale......    2,625,181     2,125,045     1,531,941
  Proceeds from maturities of securities available for
    sale....................................................      532,884       918,793       361,820
  Purchases of securities available for sale................   (3,226,092)   (3,614,276)   (1,332,543)
  Proceeds from maturities of securities held to maturity...      452,650       261,450     1,089,987
  Purchases of securities held to maturity..................     (212,131)     (168,211)     (846,778)
  Proceeds from sales of foreclosed property................       16,099        16,007        12,998
  Acquisitions, net of cash acquired........................       76,697        25,156        21,335
  Proceeds from sale of subsidiary, net of cash disposed
    of......................................................        1,907            --            --
  Sales of branches and other assets........................        6,091            --       (24,451)
  Net increase in loans, net of repayments and sales........     (623,037)     (391,972)   (1,153,574)
  Proceeds from sales of premises and equipment.............        7,075         6,176         1,999
  Purchases of premises and equipment.......................      (78,249)      (67,183)      (48,118)
                                                              -----------   -----------   -----------
        Net cash used in investing activities...............     (420,925)     (889,015)     (385,384)
                                                              -----------   -----------   -----------
Financing activities
  Net (decrease) increase in deposits.......................      (90,620)      197,061       847,451
  Net increase (decrease) in short-term borrowings..........      138,794       106,618       (69,179)
  Proceeds from issuance of long-term debt..................           --        99,381        49,513
  Repayment of line of credit to fund loans held for sale...           --            --       (32,954)
  Advances from (repayments to) Federal Home Loan Bank......      300,753       (64,166)       52,724
  Net repayment of other long-term debt.....................         (350)         (126)       (1,116)
  Proceeds from early termination of swap contract on
    long-term debt..........................................        2,038            --            --
  Issuance of common shares under Employee Benefit and
    Dividend Reinvestment Plans.............................       22,065        17,947        14,883
  Repurchase of common stock................................     (196,500)     (108,249)     (111,107)
  Tax benefit related to stock options......................        5,603         4,530         3,574
  Cash dividends paid.......................................      (76,718)      (62,201)      (50,146)
                                                              -----------   -----------   -----------
        Net cash provided by financing activities...........      105,065       190,795       703,643
                                                              -----------   -----------   -----------
  (Decrease) increase in cash and cash equivalents..........      (72,627)     (361,188)      383,791
  Cash and cash equivalents, beginning of year..............    1,263,152     1,624,340     1,240,549
                                                              -----------   -----------   -----------
Cash and cash equivalents, end of year......................  $ 1,190,525   $ 1,263,152   $ 1,624,340
                                                              ===========   ===========   ===========
Cash paid during the year for:
  Interest expense..........................................  $   559,959   $   550,584   $   455,544
  Income taxes..............................................       98,402        89,613        72,597
Non-cash investing activities:
  Foreclosures..............................................        5,357         3,614         4,770
  Reclassification of investment securities (note 4)........           --            --     1,822,027
  Stock issued for acquisitions (note 2)....................       94,636        83,723       156,395
                                                              ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES DESCRIPTION OF OPERATIONS

First American Corporation ("Corporation" or "First American") is the Nashville, Tennessee based parent company of First American National Bank ("FANB"), First American Federal Savings Bank ("FAFSB"), G&W Life Insurance Company, Central South Financial Services LLC, and First American Enterprises, Inc. The Corporation and its subsidiaries make commercial, consumer, and real estate loans and provide various banking and mortgage-related services to its customers located within the Corporation's market, which consists primarily of the Mid South region of the United States and Oklahoma, Nebraska, Texas, Indiana, and Iowa.

FANB owns 98.5% of the issued and outstanding capital stock of IFC Holdings, Inc. ("IFC"), formerly INVEST Financial Corporation, headquartered in Tampa, Florida, which is engaged in the distribution of securities, investment, and insurance products to customers of subscribing financial institutions located throughout the country. IFC is a broker-dealer registered with the National Association of Securities Dealers.

CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements of the Corporation have been prepared in conformity with generally accepted accounting principles including general practices of the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of related revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Corporation and its subsidiaries more than 50 percent owned. Subsidiaries not more than 50 percent owned are recorded under the equity method and included in other assets. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements for prior periods also reflect certain reclassifications to conform to the 1997 presentation.

On May 9, 1997, the Corporation completed a 2-for-1 split of its common stock. Accordingly, the consolidated financial statements for all periods presented have been restated to reflect the impact of the stock split.

CASH AND CASH EQUIVALENTS

Cash and highly liquid investments with maturities of three months or less when purchased are considered cash and cash equivalents. Cash and cash equivalents consist primarily of cash and due from banks, interest-bearing deposits in banks, and federal funds sold.

SECURITIES

The Corporation classifies investments in equity securities that have a readily determinable fair value and investments in debt securities into three categories: held to maturity debt securities, securities available for sale, and trading securities.

Classification of a debt security as held to maturity is based on the Corporation's intent and ability to hold such security to maturity. Securities held to maturity are stated at cost

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

adjusted for amortization of premiums and accretion of discounts, unless there is a decline in value which is considered to be other than temporary, in which case the cost basis of such security is written down to fair value and the amount of the write-down is included in earnings.

Securities classified as available for sale, which are reported at fair value with unrealized gains and losses excluded from earnings and reported, net of tax, in a separate component of shareholders' equity, include all securities not classified as trading account securities or securities held to maturity. These include securities used as part of the Corporation's asset/liability strategy which may be sold in response to changes in interest rates, prepayment risk, the need or desire to increase capital, and other similar factors. Gains or losses on the sale of securities available for sale are recognized at the time of sale (trade date), based upon the specific identification of the security sold, and are included in noninterest income in the consolidated income statements. Declines in value that are considered other than temporary are recorded in noninterest income as a loss on investment securities.

Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading account securities, which are valued at fair value with unrealized gains and losses included in earnings. Gains or losses on sales and adjustments to the fair value of trading account securities are included in noninterest income in the consolidated income statements.

Purchased premiums and discounts are amortized and accreted into interest income on a constant yield basis over the lives of the securities, taking into consideration current prepayment projections.

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation enters into interest rate swap and forward interest rate swap transactions (swaps), as well as interest rate caps, floors, and futures contracts, in connection with its asset/liability management program in managing interest rate exposure arising out of nontrading assets and liabilities. There must be correlation of interest rate movements between these derivative instruments and the underlying assets or liabilities to qualify for hedge accounting. The impact of a derivative is accrued over the life of the agreement based on expected settlement payments and is recorded as an adjustment to interest income or expense in the period in which it accrues and in the category appropriate to the related asset or liability. The related amount receivable from or payable to the derivative counterpart is included in other assets or liabilities in the consolidated balance sheets. Realized and unrealized gains and losses on futures contracts which are designated as effective hedges of interest rate exposure arising out of nontrading assets and liabilities are deferred and recognized as interest income or interest expense, in the category appropriate to the related asset or liability, over the covered periods or lives of the hedged assets or liabilities. Gains or losses on early terminations of derivative financial instruments that modify the underlying characteristics of specified assets or liabilities are deferred and amortized as an adjustment to the yield or rate of the related assets or liabilities over the remaining covered period. At such time that there is no longer correlation of interest rate movements between the derivative instrument and the underlying asset or liability, or if all of the underlying assets or liabilities specifically related to a derivative instrument matures,

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

is sold or terminated, then the related derivative instrument would be closed out or marked to market as an element of noninterest income on an ongoing basis.

Interest rate contracts used in connection with the securities available for sale portfolio are carried at fair value with gains and losses, net of applicable deferred income taxes, reported in stockholders' equity, consistent with the reporting of unrealized gains and losses on such securities. Premiums paid for interest rate floors qualifying for hedge accounting are deferred and classified with the assets and liabilities hedged and are amortized into interest income or expense over the life of the instrument.

On a limited basis, the Corporation also enters into interest rate swap agreements, as well as interest rate cap and floor agreements, with customers desiring protection from possible adverse future fluctuations in interest rates. As an intermediary, the Corporation generally maintains a portfolio of matched offsetting interest rate contract agreements. At the inception of such agreements, the portion of the compensation related to credit risk and ongoing servicing, if any, is deferred and taken into income over the term of the agreements.

LOANS

Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan origination costs, and the allowance for loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on loans is primarily accrued based on the principal amount outstanding. Interest income on installment loans which have unearned discounts is recognized primarily by the sum-of-the-month's digits method.

The Corporation identifies a loan as impaired when it is probable that the Corporation will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Corporation shall recognize this impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses. The Corporation's consumer loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment.

The Corporation considers all loans on nonaccrual status to be impaired. Commercial loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are not considered impaired unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such interest received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Corporation will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Corporation's criteria for nonaccrual status.

The Corporation's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible. Consumer loans on which interest or principal is past due more than 120 days are charged off.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

ALLOWANCE FOR LOAN LOSSES

The provision for loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance for loan losses is determined on a quarterly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments; and (5) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process. Determining the appropriate level of the allowance and the amount of the provision for loan losses involves uncertainties and matters of judgment and therefore cannot be determined with precision.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

OTHER REAL ESTATE OWNED

Other real estate owned is reported in other assets and consists primarily of foreclosed properties. Foreclosed properties include property acquired in situations in which the Corporation has physical possession of a debtor's assets (collateral) regardless of whether formal foreclosure proceedings have taken place. Other real estate owned also includes premises no longer used for business operations.

Other real estate is valued at the lower of cost or fair value of the assets minus estimated costs to sell. The fair value of the assets is the amount that the Corporation could reasonably expect to receive for them in a current sale between a willing buyer and a willing seller, that is, other than in a forced or liquidation sale. Cost includes loan principal, foreclosure expense, and expenditures for subsequent improvements. The excess of cost over fair value minus estimated costs to sell at the time of foreclosure is charged to the allowance for loan losses. Subsequent write-downs to fair value minus estimated costs to sell are included in other real estate owned expense.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation and amortization, which is computed principally on the straight-line method based on the estimated useful lives of the assets or the lease terms, whichever is shorter.

On January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by the Corporation be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use is based on the fair market value of the asset. The statement requires that the majority of long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The adoption of this statement had no effect on the consolidated financial statements.

REPURCHASE AND RESALE AGREEMENTS; BONDS LOANED

The Corporation utilizes "repurchase agreements" (securities sold under agreements to repurchase) to borrow funds from customers, security dealers, and others. The Corporation uses "resale agreements" (securities purchased under agreements to resell) to lend money to security dealers and banks. The Corporation lends its own and its customers' securities to security dealers both directly and through the intermediation of a major money center bank. All such transactions are governed by policies approved by the Board of Directors. These policies specify that repurchase, resale, and bonds loaned transactions be subject to approved written agreements with the counterparts; that each counterpart meet creditworthiness criteria; that each transaction be confirmed in writing; that all transactions comply with applicable law and regulation; and that the Corporation be fully secured throughout the duration of each transaction. The Corporation perfects a security interest in the counterpart's collateral either by taking direct delivery or through the use of independent third party custodians. Collateral is valued regularly and margin calls are

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

issued to counterparts whenever deficiencies occur. The Corporation deems its policies and procedures adequate to ensure that loss in case of counterpart default would be minimal.

INTANGIBLES

For acquisitions accounted for as purchases, the net assets have been adjusted to their estimated fair values as of the respective acquisition dates. The value of core deposit rights and the excess of the purchase price of subsidiaries over net assets acquired (goodwill) are being amortized on a straight-line basis over periods ranging from ten to twenty years. Core deposit rights and the excess of the purchase price of subsidiaries over net assets acquired, net of amounts amortized, are included in other assets in the supplemental consolidated balance sheets.

The carrying value of the excess of the purchase price of subsidiaries over net assets acquired will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of an entity acquired over the remaining amortization period, the Corporation's carrying value of the goodwill will be reduced by the estimated shortfall of discounted cash flows.

Separate assets are recognized for the rights to service mortgage loans for others regardless of how those servicing rights are acquired (as part of purchased loans or through the sale of loans with servicing retained). Mortgage servicing rights are determined based on the present value of the difference between the yield on the loans sold less a normal servicing fee and the yield paid to the investors over the estimated lives of the loans. The mortgage servicing rights are amortized on a method which approximates a level yield over the estimated lives of serviced loans considering assumed prepayment patterns. The carrying values of mortgage servicing rights and the amortization thereon are periodically evaluated in relation to estimated future net servicing revenues. For purposes of impairment evaluation and measurement, the risk characteristics used to stratify the mortgage servicing rights are loan type, loan-to-value ratio, and interest rate stratum, which results in groups of loans that have similar credit and prepayment risk characteristics. Impairment of mortgage servicing rights is recorded through a valuation allowance.

EMPLOYEE BENEFIT PLANS

The Corporation provides a variety of benefit plans to eligible employees. Retirement plan expense is accrued each year and plan funding represents at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. Differences between expense and funded amounts are carried in other assets or other liabilities. The Corporation recognizes postretirement benefits other than pensions on an accrual basis and other postemployment benefits are also recognized on an accrual basis. The Corporation also makes contributions to an employee thrift and profit-sharing plan based on employee contributions and performance levels of the Corporation.

INCOME TAXES

The Corporation files a consolidated federal income tax return, with the exception of its life insurance subsidiaries, which file separate returns. The provision for income tax expense is determined under the asset and liability method. Under this method, deferred

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER COMMON SHARE

First American adopted SFAS No. 128, "Earnings Per Share," at December 31, 1997. SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to companies with publicly held common stock. The statement simplifies the standards for computing EPS and provides a more compatible computation with international EPS standards. It replaced the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement. Basic EPS is computed by dividing income available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator). The denominator utilized in computing diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Prior period financial EPS data has been restated to reflect the implementation of SFAS No. 128.

TREASURY STOCK

Under Tennessee law, when a corporation purchases its common stock in the open market, such repurchased shares become authorized but unissued. Accordingly, the Corporation reduces the par value and reflects the excess of the purchase price over par of any such repurchased shares as a reduction from additional paid-in capital.

REVENUE RECOGNITION

Commission revenues and subscribers' commissions for IFC are recorded as of the trade date of the transactions. Certain revenues and subscribers' commissions, such as trailer fee commissions earned from mutual funds, are estimated based upon historical experience.

Subscribers' commissions are commissions on sales of products marketed by IFC and are paid to subscribing institutions. These commissions are accrued monthly based upon a percentage of gross commissions after deduction of certain contractual charges, and paid to subscribing institutions in the month following settlement of the transactions.

OTHER ACCOUNTING CHANGES

SFAS No. 123, "Accounting for Stock-Based Compensation," issued in 1995, provides an optional method of accounting for stock-based compensation based on calculations of fair value at grant date. The Corporation will continue to account for all stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for fixed and variable stock-based awards is measured by the excess, if any, of the fair market price of the underlying stock over the amount the individual is required to pay (the intrinsic value).

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

Compensation cost for fixed awards is measured at the grant date, while compensation cost for variable awards is estimated until both the number of shares an individual is entitled to receive and the exercise or purchase price are known (measurement date).

On January 1, 1997, the Corporation prospectively adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a "financial-components approach" that focuses on control. Under this approach, after transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, and derecognizes liabilities when extinguished. SFAS No. 125 provides standards for consistently distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of this statement had no material impact on the consolidated financial statements.

SFAS No. 129, "Disclosure of Information About Capital Structure," was adopted in 1997 and requires disclosure of information about an entity's capital structure that has issued securities. This statement requires no change in the Corporation's previous disclosure requirements under APB Opinion No. 15 and, as such, had no impact on the consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements and requires that all components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The presentation of comprehensive income for earlier periods is required. Adoption of SFAS No. 130 does not affect recognition or measurement of comprehensive income and its components and, as such, will only affect the reporting and display in the consolidated financial statements.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Adoption of SFAS No. 131 will expand disclosures related to the consolidated financial statements. The Corporation is currently evaluating its operations to determine the appropriate disclosures with respect to SFAS No. 131.

NOTE 2. ACQUISITIONS AND DIVESTITURES

Effective May 1, 1998, the Corporation completed the merger of the $7.2 billion asset Deposit Guaranty Corp. ("Deposit Guaranty") with and into the Corporation by exchanging approximately 48.7 million shares of First American common stock for all of

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

the outstanding shares of Deposit Guaranty (based on an exchange ratio of 1.17 shares of First American common stock for each share of Deposit Guaranty common stock). Deposit Guaranty was a financial services holding company headquartered in Jackson, Mississippi, with banking offices in Mississippi, Louisiana, Arkansas, and Tennessee, and mortgage offices in Oklahoma, Nebraska, Texas, Indiana, and Iowa. The transaction was accounted for as a pooling-of-interests and, accordingly, the accompanying consolidated financial statements have been restated to include the results of Deposit Guaranty for all periods presented. After-tax merger and integration costs, comprised primarily of investment banking, severance, and systems conversions costs, are expected to total approximately $71 million and will be recognized in 1998.

In April 1998 and in conjunction with the Deposit Guaranty business combination, the Board of Directors increased the number of authorized shares from 100 million to 200 million.

Net interest income and net income as originally reported by First American and Deposit Guaranty for the years ended December 31, 1997, 1996, and 1995 are presented in the table below:

                                                            YEAR ENDED DECEMBER 31,
                        ------------------------------------------------------------------------------------------------
                                     1997                             1996                             1995
                        ------------------------------   ------------------------------   ------------------------------
                         FIRST     DEPOSIT                FIRST     DEPOSIT                FIRST     DEPOSIT
                        AMERICAN   GUARANTY   COMBINED   AMERICAN   GUARANTY   COMBINED   AMERICAN   GUARANTY   COMBINED
                        --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS)
Net interest income...  $383,410   $278,713   $662,123   $349,698   $243,563   $593,261   $312,310   $226,743   $539,053
Noninterest income....   259,594    136,167    395,761    180,533    123,216    303,749    108,487     94,518    203,005
Net income............   145,472     92,280    237,752    121,572     83,610    205,182    103,080     72,620    175,700
                        ========   ========   ========   ========   ========   ========   ========   ========   ========

Bank and thrift mergers and acquisitions completed by First American during the three years ended December 31, 1997, are presented in the following table (in millions):

                                                                          COMMON
                                                                          SHARES   CASH   ACCOUNTING
FINANCIAL INSTITUTION                       STATE      DATE      ASSETS   ISSUED   PAID   TREATMENT
---------------------                       -----   ----------   ------   ------   ----   ----------
LBO Bancorp, Inc..........................   LA     Jan. 1995     $ 96     1.6     $--    Purchase
Citizens National Bancshares, Inc.........   LA     May 1995       193     3.2      --    Pooling
First Merchants Financial Corporation.....   AR     Aug. 1995      280     2.3       4    Purchase
Heritage Federal Bancshares, Inc..........   TN     Nov. 1995      526     5.8      --    Pooling
Charter Federal Savings Bank..............   VA     Dec. 1995      725     3.6*     --    Purchase
First City Bancorp, Inc...................   TN     Mar. 1996      366     2.1      --    Purchase
Bank of Gonzales Holding Company..........   LA     June 1996      126     1.5      --    Purchase
Tuscaloosa Bancshares, Inc................   LA     Nov. 1996       41     0.5      --    Purchase
Jefferson Guaranty Bancorp, Inc...........   LA     Jan. 1997      299     2.1      10    Purchase
Hartsville Bancshares, Inc................   TN     Jan. 1997       90     0.4      --    Purchase
First Capital Bancorp, Inc................   LA     Mar. 1997      186     1.8      --    Pooling
NBC Financial Corporation.................   LA     July 1997       69     0.5      --    Purchase
CitiSave Financial Corporation............   LA     Aug. 1997       75      --      19    Purchase

-------------------------

* The purchase agreement also provides that shareholders of Charter Federal Savings Bank ("Charter") may receive additional consideration consisting of shares of the Corporation's common stock with a value equal to 50 percent of any goodwill litigation recovery, net of certain related expenses. See Note 15.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

The merger of Heritage Federal Bancshares, Inc. ("Heritage") was accounted for as prescribed by the pooling-of-interests method of accounting with all historical financial information restated to reflect the effects of Heritage. Approximately $7.5 million of after-tax merger-related expenses, comprised primarily of payments for severance, system conversions, investment banking and other professional fees, and the recapture of the tax bad debt reserve, were recognized in 1995 in connection with the merger of Heritage. For other acquisitions accounted for as pooling-of-interests combinations, the results of operations have been included in the accompanying consolidated financial statements from the beginning of the year acquired; prior year financial statements have not been restated since the changes would have been immaterial. For acquisitions accounted for as purchase business combinations, the results of operations have been included in the accompanying consolidated financial statements from the respective dates of acquisition. The purchase price in excess of the net assets acquired has been recorded as goodwill and is being amortized on a straight-line basis over 15 years. The proforma effect on prior earnings of such acquisitions is not significant.

In addition to the bank and thrift mergers and acquisitions included in the tables above, during the past three years the Corporation acquired investments in a securities broker-dealer and a health care claims processing company, two branch mortgage companies, and a branch operation. All of these acquisitions were accounted for as purchase business combinations, and accordingly, results of operations have been included from the respective dates of acquisition. The purchase price of these acquisitions in excess of the fair value of net assets acquired has been recorded as goodwill and is being amortized on a straight-line basis over 15 years. Proforma results of operations for these acquisitions have not been presented because the effect was not material.

A summary of these acquisitions is presented below:

     - On July 1, 1996, FANB purchased 96.2% of the stock of INVEST for $26 million in cash. Simultaneously, INVEST completed its acquisition of Investment Center Group, Inc., the parent company of Investment Centers of America, in a transaction valued at approximately $5.0 million. INVEST is a national marketer of mutual funds, annuities, insurance, and other investment products sold through financial institutions. During the third quarter of 1996, FANB purchased an additional 2.1% of the stock of INVEST. On February 1, 1997, AmeriStar Capital Markets, Inc., formerly a wholly-owned subsidiary of FANB and a broker-dealer registered with the National Association of Securities Dealers, was merged with and into INVEST. As a result of this merger, FANB's equity ownership in INVEST, increased to 98.5%. Effective December 2, 1997, the name of INVEST was changed to IFC Holdings, Inc.

     - On June 29, 1996, the Corporation purchased McAfee Mortgage and Investment Company ("McAfee") for $3.6 million. McAfee is headquartered in Lubbock, Texas, and has 15 offices located throughout Texas.

     - Effective April 1, 1996, FANB purchased 49% of the stock of the SSI Group, Inc. ("SSI"), a healthcare payments processing company, for $8.6 million. The transaction is being accounted for under the equity method of accounting.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     - On August 8, 1995, the Corporation purchased First Mortgage Corp., a mortgage company located in Omaha, Nebraska, with a $1.1 billion mortgage servicing portfolio and six production offices in Nebraska and Oklahoma, for $15.8 million.

     - On March 10, 1995, the Corporation purchased the Coahoma County, Mississippi, operations of a local Mississippi bank with assets of $82 million.

On June 1, 1997, the Corporation issued .8 million shares of its common stock in exchange for the 2 percent interest in Deposit Guaranty National Bank ("DGNB") owned by minority shareholders. With this acquisition the Corporation became the sole shareholder of DGNB.

On September 24, 1997, the Corporation entered into a definitive agreement to acquire Victory Bancshares, Inc. ("Victory") located in Memphis, Tennessee. The acquisition of Victory, with approximately $132 million in assets at December 31, 1997, was consummated during the first quarter of 1998 and was accounted for as a pooling-of-interests. Results of operations of Victory will be included in the Corporation's financial statements from the date of acquisition, as prior amounts are not material. The number of shares of the Corporation's common stock exchanged for all of the outstanding shares of Victory was .9 million shares.

On July 17, 1997, the Corporation completed the sale of Tennessee Credit Corporation and First City Life Insurance with total assets of $13.6 million to Norwest Financial Tennessee, Inc. The transaction resulted in a net gain of $2.1 million. On December 22, 1997, the Corporation completed the sale of its corporate trust business to The Bank of New York for a gain of $2.4 million. The sale consisted of the transfer of approximately 250 bond trustee and agency relationships representing $4 billion of assets under management.

During the year ended December 31, 1995, the Corporation consummated the sale of two branches with deposits of approximately $39.6 million. The transaction resulted in a $3 million gain.

NOTE 3. CASH AND DUE FROM BANKS

The Corporation's bank and thrift subsidiaries are required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank. Approximately $214.7 and $182.7 million of the cash and due from banks balance at December 31, 1997 and 1996, respectively, represented reserves maintained in order to meet Federal Reserve requirements.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 4. SECURITIES

SECURITIES HELD TO MATURITY

The amortized cost, gross unrealized gains, gross unrealized losses, and approximate fair values of securities held to maturity at December 31, 1997 and 1996, are presented in the following table:

                                                          UNREALIZED
                                                      -------------------
                                          AMORTIZED    GROSS      GROSS       FAIR
                                            COST       GAINS      LOSSES     VALUE
                                          ---------   --------   --------   --------
                                                        (IN THOUSANDS)
December 31, 1997
  U.S. Treasury and other U.S.
     Government agencies and
     corporations.......................  $449,633    $  3,276   $  1,208   $451,701
  Obligations of states and political
     subdivisions.......................    42,723       1,588         48     44,263
  Other debt securities (primarily
     mortgage-backed securities)........   222,671       5,088        495    227,264
                                          --------    --------   --------   --------
          Total securities held to
             maturity...................  $715,027    $  9,952   $  1,751   $723,228
                                          ========    ========   ========   ========
December 31, 1996
  U.S. Treasury and other U.S.
     Government agencies and
     corporations.......................  $724,939    $  7,986   $  2,353   $730,572
  Obligations of states and political
     subdivisions.......................    39,408         262        261     39,409
  Other debt securities (primarily
     mortgage-backed securities)........   205,450       2,964        628    207,786
                                          --------    --------   --------   --------
          Total securities held to
             maturity...................  $969,797    $ 11,212   $  3,242   $977,767
                                          ========    ========   ========   ========

Included in U.S. Treasury and other U.S. Government agencies and corporations securities held to maturity were agency-issued mortgage-backed securities amounting to $422.1 million ($424.3 million fair value) at December 31, 1997, and $616.3 million ($622 million fair value) at December 31, 1996. Mortgage-backed securities included in other debt securities amounted to $104.9 million ($104.6 million fair value) and $139 million ($139 million fair value) at December 31, 1997 and 1996, respectively.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gains, gross unrealized losses, and approximate fair values of securities available for sale at December 31, 1997 and 1996, are presented in the following table:

                                                                     UNREALIZED
                                                AMORTIZED    --------------------------      FAIR
                                                   COST      GROSS GAINS   GROSS LOSSES     VALUE
                                                ----------   -----------   ------------   ----------
                                                                   (IN THOUSANDS)
December 31, 1997
  U.S. Treasury and other U.S. Government
    agencies and corporations.................  $2,793,823     $12,610       $12,619      $2,793,814
  Obligations of states and political
    subdivisions..............................     179,000       3,877           190         182,687
  Other debt securities.......................     334,786       1,313         2,391         333,708
                                                ----------     -------       -------      ----------
         Total debt securities................   3,307,609      17,800        15,200       3,310,209
  Equity securities (primarily Federal Reserve
    Bank and Federal Home Loan Bank stock)....      85,285          --            --          85,285
                                                ----------     -------       -------      ----------
         Total securities available for
           sale...............................  $3,392,894     $17,800       $15,200      $3,395,494
                                                ==========     =======       =======      ==========
December 31, 1996
  U.S. Treasury and other U.S. Government
    agencies and corporations.................  $2,782,203     $10,491       $18,084      $2,774,610
  Obligations of states and political
    subdivisions..............................     175,977       6,092         1,236         180,833
  Other debt securities.......................     137,379         503         3,683         134,199
                                                ----------     -------       -------      ----------
         Total debt securities................   3,095,559      17,086        23,003       3,089,642
  Equity securities (primarily Federal Reserve
    Bank and Federal Home Loan Bank stock)....      60,465          --            --          60,465
                                                ----------     -------       -------      ----------
         Total securities available for
           sale...............................  $3,156,024     $17,086       $23,003      $3,150,107
                                                ==========     =======       =======      ==========

Included in U.S. Treasury and other U.S. Government agencies and corporations securities available for sale were agency-issued mortgage-backed securities amounting to $2,233.8 million ($2,233.2 million amortized cost) at December 31, 1997 and $1,745.2 million ($1,746.8 million amortized cost) at December 31, 1996. Mortgage-backed securities included in other debt securities amounted to $333.7 million ($334.8 million amortized cost) and $132.8 million ($135.9 million amortized cost) at December 31, 1997 and 1996, respectively.

In November 1995, the Financial Accounting Standards Board ("FASB") issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." The FASB permitted a one-time opportunity to reassess the appropriateness of the designation of all securities held upon the initial application of the Special Report. The Corporation reviewed its current designation of all securities in conjunction with liquidity needs and management of interest rate risk and transferred $1.64 billion of securities from held to maturity to available for sale. At the time of transfer, such securities had an unrealized gain of $25.9 million ($16.1 million net of tax).

In conjunction with the 1995 Heritage merger, the Corporation transferred $161.6 million of securities previously classified as held to maturity by Heritage to securities available for

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

sale in order to maintain the Corporation's existing interest rate risk position. At the time of transfer, such securities had an unrealized loss of $.5 million ($.3 million net of tax).

The sale of securities available for sale resulted in net realized gains of $4.2 million, $2.6 million, and $2.9 million in 1997, 1996, and 1995, respectively. Gross realized gains and losses on such sales were as follows:

                                                    YEAR ENDED DECEMBER 31,
                                ---------------------------------------------------------------
                                       1997                  1996                  1995
                                -------------------   -------------------   -------------------
                                 GROSS      GROSS      GROSS      GROSS      GROSS      GROSS
                                REALIZED   REALIZED   REALIZED   REALIZED   REALIZED   REALIZED
                                 GAINS      LOSSES     GAINS      LOSSES     GAINS      LOSSES
                                --------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS)
U.S. Treasury and other U.S.
  Government agencies and
  corporations................  $ 9,820     $9,825    $14,047    $11,547     $7,135     $4,190
Obligations of states and
  political subdivisions......    4,043        172        409        375         --          2
Other debt securities.........      368         --         51         --          9         75
                                -------     ------    -------    -------     ------     ------
          Total securities
            available for
            sale..............  $14,231     $9,997    $14,507    $11,922     $7,144     $4,267
                                =======     ======    =======    =======     ======     ======

TOTAL SECURITIES

The amortized cost and approximate fair values of debt securities at December 31, 1997, by average estimated maturity are shown below. The expected maturity for governmental and corporate securities is the stated maturity, and the expected maturity for mortgage-backed securities and other asset-backed securities is based on current estimates of average maturities, which include prepayment assumptions.

                                             SECURITIES HELD       SECURITIES AVAILABLE
                                               TO MATURITY               FOR SALE
                                           --------------------   -----------------------
                                           AMORTIZED     FAIR     AMORTIZED       FAIR
                                             COST       VALUE        COST        VALUE
                                           ---------   --------   ----------   ----------
                                                           (IN THOUSANDS)
Due in one year or less..................  $224,523    $224,393   $  104,768   $  105,522
Due after one year through five years....   356,963     359,480    2,558,077    2,557,646
Due after five years through ten years...   110,399     115,125      482,352      484,212
Due after ten years......................    23,142      24,230      162,412      162,829
                                           --------    --------   ----------   ----------
          Total debt securities..........   715,027     723,228    3,307,609    3,310,209
Equity securities........................        --          --       85,285       85,285
                                           --------    --------   ----------   ----------
          Total securities...............  $715,027    $723,228   $3,392,894   $3,395,494
                                           ========    ========   ==========   ==========

At December 31, 1997 and 1996, the Corporation held securities with amortized cost amounting to $1,399.2 million and $1,102 million, respectively, which were issued or guaranteed by the Federal National Mortgage Association and $1,096.6 million and

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

$1,153.1 million, respectively, which were issued or guaranteed by the Federal Home Loan Mortgage Corporation.

Securities carried in the consolidated balance sheets at approximately $3,069.8 million and $2,856.5 million at December 31, 1997 and 1996, respectively, were pledged to secure public and trust deposits, repurchase transactions, and for other purposes as required or permitted by law.

NOTE 5. LOANS AND ALLOWANCE FOR LOAN LOSSES

The Corporation's bank and thrift subsidiaries have a diversified loan portfolio consisting of commercial, consumer, and real estate loans with customers located within the Corporation's market, which consists primarily of the Mid South and Oklahoma, Nebraska, Texas, Indiana, and Iowa. Mortgage loans held for sale at December 31, 1997 and 1996, were $270.4 million and $306.9 million, respectively. Total mortgage loans serviced, including mortgage loans serviced on behalf of the Corporation's banking subsidiaries, approximated $6.4 billion and $6.3 billion at December 31, 1997 and 1996, respectively.

Loans are either secured or unsecured based on the type of loan and the financial condition of the borrower. The loans are generally expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrower; however, the Corporation is exposed to risk of loss on loans due to the borrower's difficulties, which may arise from any number of factors including problems within the respective industry or economic conditions, including those within the Corporation's market.

Transactions in the allowance for loan losses were as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                  1997       1996       1995
                                                --------   --------   --------
                                                        (IN THOUSANDS)
Balance, January 1............................  $185,470   $191,134   $185,309
Provision charged to operating expenses.......    12,500      5,340      2,243
Allowance of subsidiary sold (note 2).........      (252)        --         --
Additions due to business combinations (note
  2)..........................................     8,252      4,188     11,225
                                                --------   --------   --------
          Subtotal............................   205,970    200,662    198,777
                                                --------   --------   --------
Loans charged off.............................    54,300     45,739     31,072
Recoveries of loans previously charged off....   (28,373)   (30,547)   (23,429)
                                                --------   --------   --------
Net charge-offs...............................    25,927     15,192      7,643
                                                --------   --------   --------
Balance, December 31..........................  $180,043   $185,470   $191,134
                                                ========   ========   ========

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

Net charge-offs (recoveries) by major loan categories were as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                  1997       1996       1995
                                                --------   --------   --------
                                                        (IN THOUSANDS)
Commercial....................................  $ 12,588   $ (2,555)  $ (2,946)
Consumer -- amortizing mortgages..............       866        520         41
Consumer -- other.............................    15,018     17,593     11,122
Real estate -- construction...................       492         43         80
Real estate -- commercial mortgages and
  other.......................................    (3,037)      (409)      (654)
                                                --------   --------   --------
          Total net charge-offs...............  $ 25,927   $ 15,192   $  7,643
                                                ========   ========   ========

At December 31, 1997 and 1996, loans on a nonaccrual status amounted to $36.3 million and $32.7 million, respectively. Interest income not recognized on nonaccrual loans was approximately $2.4 million in 1997, $1.9 million in 1996, and $3.8 million in 1995. Interest income recognized on a cash basis on nonaccrual loans was immaterial for all years.

Directors and executive officers (and their associates, including companies in which they hold ten percent or more ownership) of the Corporation and its significant subsidiary, FANB, had loans outstanding with the Corporation and its subsidiaries of $91.8 million and $108.5 million at December 31, 1997 and 1996, respectively. During 1997, $3,131.6 million of new loans or advances on existing loans (including participations sold) were made to such related persons, repayments from such persons were $3,111.2 million, and $37.1 million of existing loans were to persons no longer considered related. The Corporation believes that such loans were made on substantially the same terms, including interest and collateral, as those prevailing at the time for comparable transactions with other borrowers and did not involve more than the normal risk of collectibility or present other unfavorable features at the time such loans were made.

Impaired loans and related loan loss reserve amounts at December 31, 1997, 1996 and 1995 were as follows:

                                                               DECEMBER 31,
                                 ------------------------------------------------------------------------
                                          1997                     1996                     1995
                                 ----------------------   ----------------------   ----------------------
                                  RECORDED    LOAN LOSS    RECORDED    LOAN LOSS    RECORDED    LOAN LOSS
                                 INVESTMENT    RESERVE    INVESTMENT    RESERVE    INVESTMENT    RESERVE
                                 ----------   ---------   ----------   ---------   ----------   ---------
                                                              (IN THOUSANDS)
Impaired loans with loan loss
  reserves.....................   $23,287      $7,086      $12,939      $3,157      $23,806      $6,557
Impaired loans with no loan
  loss reserves................    16,483          --       23,766          --       33,244          --
                                  -------      ------      -------      ------      -------      ------
         Total.................   $39,770      $7,086      $36,705      $3,157      $57,050      $6,557
                                  =======      ======      =======      ======      =======      ======

The average recorded investment in impaired loans for the twelve months ended December 31, 1997, 1996, and 1995 was $33 million, $51 million, and $44 million, respectively. The related total amount of interest income recognized on an accrual basis for the period that such loans were impaired was $382 thousand, $798 thousand, and $982 thousand for the twelve months ended December 31, 1997, 1996, and 1995, respectively. No interest income was recognized on a cash basis for impaired loans during 1997. The

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

amount of interest income recognized on a cash basis during the period of impairment for the years ended December 31, 1996, and 1995, was $147 thousand and $188 thousand, respectively.

NOTE 6. PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

Premises and equipment are summarized as follows:

                                                       DECEMBER 31,
                                                   ---------------------
                                                     1997        1996
                                                   ---------   ---------
                                                      (IN THOUSANDS)
Land.............................................  $  56,999   $  50,266
Buildings........................................    295,745     272,826
Furniture and equipment..........................    290,527     257,486
Leasehold improvements...........................     49,891      48,064
Premises leased under capital leases.............      3,008       3,008
                                                   ---------   ---------
          Subtotal...............................    696,170     631,650
Accumulated depreciation and amortization........   (334,123)   (321,066)
                                                   ---------   ---------
Net book value...................................  $ 362,047   $ 310,584
                                                   =========   =========

Depreciation and amortization expense of premises and equipment for 1997, 1996, and 1995 was $38.3 million, $35.1 million, and $31.5 million, respectively.

Rent expense, net of rental income, on bank premises for 1997, 1996, and 1995 was $5.4 million, $4.4 million, and $1.7 million, respectively. Rental income on bank premises for 1997, 1996, and 1995 was $10.2 million, $9.8 million, and $9.1 million, respectively.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

At December 31, 1997, the future minimum lease payments under operating and capital leases are as follows:

                                                       OPERATING   CAPITAL
                                             TOTAL      LEASES      LEASES
                                            --------   ---------   --------
                                                    (IN THOUSANDS)
1998......................................  $ 15,165   $ 14,889         276
1999......................................    14,408     14,128         280
2000......................................    12,705     12,435         270
2001......................................    10,691     10,421         270
2002......................................    10,074      9,803         271
Thereafter................................    69,214     67,415       1,799
                                                                   --------
          Total...........................  $132,257   $129,091       3,166
                                                                   --------
Purchase option...........................                              110
Amounts representing interest at 6.75%....                           (1,860)
                                                                   --------
Total capitalized lease obligations.......                            1,416
Amounts included in short-term
  borrowings..............................                             (127)
                                                                   --------
Capitalized lease obligations included in
  long-term debt..........................                         $  1,289
                                                                   ========

The Corporation has a data processing outsourcing agreement expiring in 2001 that had an average annual base expense of $8.5 million in 1995 through 1997. As amended in 1997, the average annual base expense will be $7.5 million for future years. Total annual fees vary with cost of living adjustments and changes in services provided by the vendor, which services depend upon the Corporation's volume of business and system needs. The related expense is included in systems and processing expense in the supplemental consolidated income statements.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7. INTANGIBLE ASSETS

Following is a summary of intangible assets included in other assets on the consolidated balance sheets including related amortization.

                                                      MORTGAGE                    TOTAL
                                                      SERVICING      OTHER      INTANGIBLE
                                           GOODWILL    RIGHTS     INTANGIBLES     ASSETS
                                           --------   ---------   -----------   ----------
                                                           (IN THOUSANDS)
Balance, December 31, 1994...............  $ 40,403    $ 6,766      $20,646      $ 67,815
  Additions..............................    69,775     25,611       18,076       113,462
  Amortization...........................    (5,754)    (4,457)      (4,206)      (14,417)
                                           --------    -------      -------      --------
Balance, December 31, 1995...............   104,424     27,920       34,516       166,860
  Additions..............................    71,973     13,203        7,042        92,218
  Dispositions...........................        --     (1,012)          --        (1,012)
  Amortization...........................   (11,704)    (3,753)      (4,858)      (20,315)
                                           --------    -------      -------      --------
Balance, December 31, 1996...............   164,693     36,358       36,700       237,751
  Additions..............................    51,717     14,838       15,036        81,591
  Dispositions...........................      (319)    (2,645)          --        (2,964)
  Amortization...........................   (16,050)    (7,131)      (6,536)      (29,717)
                                           --------    -------      -------      --------
Balance, December 31, 1997...............  $200,041    $41,420      $45,200      $286,661
                                           ========    =======      =======      ========

The estimated fair value of the capitalized mortgage servicing rights at December 31, 1997 and 1996, was $46.2 million and $39.9 million, respectively. The related valuation allowance for 1997 and 1996 was $310 thousand and $259 thousand, respectively.

NOTE 8. SHORT-TERM BORROWINGS

Short-term borrowings are issued on normal banking terms and consisted of the following:

                                                       DECEMBER 31,
                                                  -----------------------
                                                     1997         1996
                                                  ----------   ----------
                                                      (IN THOUSANDS)
Federal funds purchased and securities sold
  under agreements to repurchase................  $1,614,931   $1,472,277
Other short-term borrowings.....................     354,708      225,124
                                                  ----------   ----------
          Total short-term borrowings...........  $1,969,639   $1,697,401

Other short-term borrowings included U.S. Treasury tax and loan accounts of $112.7 million and $116.9 million at December 31, 1997 and 1996, respectively. In addition, December 31, 1997 included borrowings from the Federal Home Loan Bank ("FHLB") of $10 million (due upon demand), $199.1 million (due within 3 months), $5.7 million (due within 6 months), and $9.6 million (due within 12 months).

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

The following table presents information regarding federal funds purchased and securities sold under agreements to repurchase:

                                                       DECEMBER 31,
                                         ----------------------------------------
                                            1997           1996           1995
                                         ----------     ----------     ----------
                                                  (DOLLARS IN THOUSANDS)
Federal funds purchased and securities
  sold under agreements to repurchase:
  Amount outstanding at December 31....  $1,614,931     $1,472,277     $1,355,431
  Average rate at December 31..........        4.70%          4.68%          4.97%
  Average amount outstanding during the
     year..............................  $1,467,281     $1,394,251     $1,331,359
  Average rate paid for the year.......        4.94%          4.86%          5.38%
  Maximum amount outstanding at any
     month-end.........................  $1,732,169     $1,513,294     $1,497,451
                                         ==========     ==========     ==========

NOTE 9. LONG-TERM DEBT

Long-term debt consisted of the following:

                                                                DECEMBER 31,
                                                             -------------------
                                                               1997       1996
                                                             --------   --------
                                                               (IN THOUSANDS)
FHLB advances..............................................  $394,090   $230,378
6 7/8% noncallable subordinated notes (effective rate of
  6.965%) due 2003, interest payable semiannually (less
  unamortized discount of $169 in 1997 and $201 in 1996)...    49,831     49,799
6 5/8% noncallable subordinated notes (effective rate of
  6.761%) due 2005, interest payable semiannually (less
  unamortized discount of $389 in 1997 and $427 in 1996)...    49,611     49,563
7.25% noncallable senior notes (effective rate of 7.375%)
  due 2006, interest payable semiannually (less unamortized
  discount of $550 in 1997 and $595 in 1996)...............   101,397     99,405
Capitalized lease obligations (note 6).....................     1,289      1,417
                                                             --------   --------
          Total long-term debt.............................  $596,218   $430,562
                                                             ========   ========

At December 31, 1997, the $394.1 million of advances from the FHLB consisted of $300 million of advances with interest rates tied to one-month London Interbank Offering Rate ("LIBOR"), $85 million of advances with interest rates tied to three-month LIBOR, and $9.1 million of advances with fixed interest rates; weighted-average interest rates were 5.86% and 5.51%, respectively. Included in these amounts are advances maturing in 1999 of $11.4 thousand, in 2000 of $300 million, in 2002 of $3.1 million, in 2003 of $3.4 million, and after 2003 of $87.6 million. The Corporation's FHLB advances are collateralized by a blanket pledge of 1-4 family mortgage loans.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

The Corporation entered into an unsecured revolving credit agreement in 1994. As amended in 1995, the agreement provides for loans up to $70 million. Under the terms of the agreement, which expires in March 1998, the Corporation pays a fee for the availability of these funds computed at the rate of 3/16 of 1% per annum on the commitment. Interest to be paid on the outstanding balances will be computed based on the prime interest rate of the lending banks, Eurodollar rates, or adjusted certificate of deposit rates, as selected by the Corporation. The Corporation had no revolving credit borrowings outstanding at December 31, 1997 or 1996.

The Corporation also maintained a $50 million line of credit at a commercial bank. The line of credit, which is for general corporate purposes bears an adjustable rate based on LIBOR and expires in May 1998. There is no commitment fee or compensating balance arrangement relating to this line of credit. The Corporation had no line of credit borrowings outstanding at December 31, 1997, or 1996.

The terms of the credit agreements provide for, among other things, restrictions on payment of cash dividends and purchases, redemptions, and retirement of capital shares. Under the Corporation's most restrictive debt covenant, approximately $126.7 million of retained earnings was available to pay dividends as of December 31, 1997.

NOTE 10. EMPLOYEE BENEFIT PLANS

RETIREMENT PLAN

The Corporation and its subsidiaries participate in a noncontributory retirement plan with death and disability benefits covering substantially all employees (except the employees of IFC) with one or more years of service. The benefits are based on years of service and average monthly earnings of a participant for the 60 consecutive months which produce the highest average earnings.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated balance sheets:

                                                               DECEMBER 31,
                                                           --------------------
                                                             1997        1996
                                                           --------    --------
                                                              (IN THOUSANDS)
Plan assets at fair value, primarily U.S. bonds and
  listed stocks..........................................  $307,735    $251,726
                                                           --------    --------
Actuarial present value of benefits for service rendered
  to date:
  Accumulated benefit obligation, including vested
     benefits of $198,300 and $178,704, respectively.....   205,293     184,336
  Additional benefits based on projected future
     compensation........................................    32,765      28,122
                                                           --------    --------
Projected benefit obligation.............................   238,058     212,458
                                                           --------    --------
Plan assets in excess of accumulated benefit
  obligation.............................................   102,442      67,390
                                                           --------    --------
Plan assets greater than projected benefit obligation....    69,677      39,268
Unrecognized net gain from past experience different from
  that assumed and effects of changes in assumptions.....   (46,046)    (15,491)
Unrecognized net transition asset........................    (2,755)     (3,395)
Unrecognized prior service cost..........................     2,055       2,409
                                                           --------    --------
Prepaid pension cost.....................................  $ 22,931    $ 22,791
                                                           ========    ========

Net pension expense included the following components:

                                                        YEAR ENDED DECEMBER 31,
                                                     -----------------------------
                                                       1997      1996       1995
                                                     --------   -------   --------
                                                            (IN THOUSANDS)
Service cost for benefits earned during the
  period...........................................  $  7,947   $ 7,250   $  5,565
Interest cost on projected benefit obligation......    15,918    14,659     13,218
Actual return on plan assets.......................   (60,811)  (24,100)   (29,279)
Net amortization and deferral......................    36,984     3,060     12,552
                                                     --------   -------   --------
Net periodic pension expense.......................  $     38   $   869   $  2,056
                                                     ========   =======   ========

The discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.25% and 4.5-8.5%, respectively, at December 31, 1997; 7.25-7.75% and 4.5-8.5%, respectively, at December 31, 1996; and 7.25% and 4.5-8.5%, respectively, at December 31, 1995. The expected long-term rate of return on plan assets was 9 to 9.3% in all years.

SUPPLEMENTAL RETIREMENT PLAN

The Corporation has a supplemental retirement plan which provides supplemental retirement benefits to certain executives of the Corporation. The expense was $. 3 million in 1997, $.3 million in 1996, and $.2 million in 1995. Benefit payments from the plan are made from general assets of the Corporation. The weighted average discount rate and rate

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation at December 31, 1997 were 7.25% and 4.5%, respectively, and at December 31, 1996 were 7.75% and 4.5%, respectively.

OTHER POSTRETIREMENT BENEFITS

In addition to pension benefits, the Corporation and its subsidiaries have postretirement benefit plans that provide medical insurance and death benefits for retirees and eligible dependents (except the retirees of IFC). Because the death benefit plan is not significant, it is combined with the healthcare plan for disclosure purposes.

The status of the plans was as follows:

                                                         DECEMBER 31,
                                                       -----------------
                                                        1997      1996
                                                       -------   -------
                                                        (IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees...........................................  $13,818   $13,843
  Fully eligible, active plan participants...........    1,462     1,219
  Other active plan participants.....................    4,705     3,350
                                                       -------   -------
          Total accumulated postretirement benefit
             obligation..............................   19,985    18,412
Plan assets at market value..........................       --        --
                                                       -------   -------
Accumulated postretirement benefit obligation in
  excess of plan assets..............................   19,985    18,412
Unrecognized net gain from past experience different
  from that assumed and effects of changes in
  assumptions........................................      674     1,717
                                                       -------   -------
Accrued postretirement benefit cost..................  $20,659   $20,129
                                                       =======   =======

The components of net periodic expense for postretirement benefits were as follows:

                                                  YEAR ENDED DECEMBER 31,
                                                 -------------------------
                                                  1997     1996      1995
                                                 ------   -------   ------
                                                      (IN THOUSANDS)
Service cost for benefits earned during the
  year.........................................  $  434   $   330   $  311
Interest cost on accumulated postretirement
  benefit obligation...........................   1,395     1,317    1,366
Amortization of net gain.......................     (14)   (1,434)     (29)
                                                 ------   -------   ------
Net periodic postretirement benefit expense....  $1,815   $   213   $1,648
                                                 ======   =======   ======

The Corporation continues to fund medical and death benefit costs principally on a pay-as-you-go basis.

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 1997, declining gradually to 5.5% per year by 2011 and remaining at that level thereafter. The discount rate used to determine the

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

accumulated postretirement benefit obligation was 7.25% in 1997, 7.25-7.75% in 1996, and 7.25% in 1995.

The healthcare cost trend rate assumption has a significant effect on the accumulated postretirement benefit obligation and net periodic benefit costs. A 1% increase in the trend rate for healthcare costs would have increased the accumulated postretirement benefit obligation by $1 million as of December 31, 1997, and the net periodic expense (service cost and interest cost) would have increased by $.1 million for 1997.

IFC provides medical and life insurance benefits to its retired employees. The medical plan provides for medical insurance benefits at retirement, with eligibility based upon age and the participant's number of years of participation attained at retirement. Postretirement life insurance benefits are limited to $10,000 per participant. The discount rate used in determining the postretirement benefit obligation was 7.25% during 1997 and 7.5% in 1996. The status of the plan was as follows:

                                                          DECEMBER 31,
                                                         ---------------
                                                          1997     1996
                                                         ------    -----
                                                         (IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees and beneficiaries...........................  $  43     $ 39
  Fully eligible plan participants.....................    143      101
  Other active plan participants.......................    722      583
                                                         -----     ----
          Total accumulated postretirement benefit
             obligation................................    908      723
Plan assets at market value............................     --       --
                                                         -----     ----
Accumulated postretirement benefit obligation in excess
  of plan assets.......................................    908      723
Unrecognized loss from actuarial experience............   (129)     (22)
                                                         -----     ----
Accrued postretirement benefit cost....................  $ 779     $701
                                                         =====     ====

A 1% increase in the trend rate for healthcare cost would increase IFC's accumulated postretirement benefit obligation as of December 31, 1997 by $.2 million.

OTHER EMPLOYEE BENEFITS

The Corporation has a combination savings thrift and profit-sharing plan ("FIRST Plan") available to all employees (except the employees of IFC and hourly paid and special exempt-salaried employees). The plan is funded by employee and employer contributions. The Corporation's annual contribution to the plan is based upon the amount of basic contributions of participants, participants' compensation, and the achievement of certain corporate performance standards and may be made in the form of cash or the Corporation's common stock with a market value equal to the cash contribution amount. Total plan expense in 1997 was $5 million, $4.3 million in 1996 and $3.5 million in 1995. During 1997, 1996 and 1995 the Corporation matched employees' qualifying contributions at 100%.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

In 1983, IFC formed the Salary Savings Retirement Plan. IFC has also established a profit sharing plan covering certain employees. Contributions to both plans totaled $.5 million in 1997 and $.2 million in 1996.

Deposit Guaranty, which merged with the Corporation effective May 1, 1998, maintained a retirement savings plan. This plan, which remains in existence, covers substantially all former Deposit Guaranty employees. Deposit Guaranty automatically contributed an amount equal to 2% of each participant's base salary to the plan. A participant, in addition, may elect to contribute up to 15% of base salary to the plan. The Corporation contributes an additional amount to the plan equal to 50% of the participant's contribution up to 5% of base salary.

Heritage, which merged with the Corporation effective November 1, 1995, maintained an Employee Stock Ownership Plan ("ESOP"). The ESOP, which remains in existence, covers substantially all former Heritage employees who qualified as to age and length of service.

Annual contributions to the ESOP are equal to the required principal and interest payments related to the ESOP loan. Dividends paid on shares held by the ESOP are used to reduce the outstanding debt. The consolidated financial statements for the year ended December 31, 1995, includes related compensation expense of approximately $.1 million.

During 1995, the ESOP refinanced its notes payable with borrowings from the Corporation. The new loan, which has essentially the same terms as the prior borrowings, is payable in quarterly principal payments of approximately $30 thousand plus interest at the Corporation's base rate through March 30, 2002. At December 31, 1997, the note payable bore interest at 8.5% and had a balance of $.2 million.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11. INCOME TAXES

The components of the income tax provision are presented below:

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1997       1996       1995
                                                    --------   --------   --------
                                                            (IN THOUSANDS)
Income tax expense from operations:
  Current federal income taxes....................  $105,604   $ 80,472   $ 75,834
  Current state income taxes......................    12,940      9,292      9,635
  Deferred federal income tax expense.............    16,997     21,291     12,553
  Deferred state income tax expense...............     2,360      3,770      2,193
                                                    --------   --------   --------
          Total income tax expense from
             operations...........................   137,901    114,825    100,215
                                                    --------   --------   --------
Prior business combinations.......................        --         --       (181)
Valuation allowance...............................        --         --     (2,949)
Income tax expense (benefit) reported in
  shareholders' equity related to:
  Securities available for sale...................     2,857    (15,818)    21,354
  Employee stock option and award plans...........    (5,603)    (4,530)    (3,574)
                                                    --------   --------   --------
          Total income tax expense (benefit)
             reported in shareholders' equity.....    (2,746)   (20,348)    14,650
                                                    --------   --------   --------
          Total income taxes......................  $135,155   $ 94,477   $114,865
                                                    ========   ========   ========

The following table presents a reconciliation of the provision for income taxes as shown in the consolidated income statements with that which would be computed by applying the statutory federal income tax rate of 35% to income before income tax expense.

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1997       1996       1995
                                                    --------   --------   --------
                                                            (IN THOUSANDS)
Tax expense at statutory rates....................  $131,478   $112,003   $ 96,570
Increase (decrease) in taxes resulting from:
  Tax-exempt interest.............................    (6,525)    (7,284)    (6,227)
  Cash surrender value of life insurance..........    (1,680)    (1,461)    (1,834)
  Amortization of intangibles.....................     5,618      4,096      2,014
  State income taxes, net of federal income tax
     benefit......................................     9,945      8,490      7,688
  Other, net......................................      (935)    (1,019)     2,004
                                                    --------   --------   --------
          Total income tax expense from
             operations...........................  $137,901   $114,825   $100,215
                                                    ========   ========   ========

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

The 1997 net deferred tax liability is included in other liabilities and the 1996 net deferred tax asset is included in other assets on the consolidated balance sheets. Management believes that it is more likely than not that the deferred tax asset will be realized. Significant components of the deferred tax assets and liabilities are, as follows:

                                                        YEAR ENDED
                                                       DECEMBER 31,
                                                   --------------------
                                                     1997        1996
                                                   --------    --------
                                                      (IN THOUSANDS)
Deferred tax assets
  Allowance for loan losses......................  $ 66,107    $ 67,387
  Deferred compensation..........................    14,829      13,725
  Postretirement benefit obligation..............     8,728       7,697
  Unrealized loss on securities available for
     sale........................................        --       1,937
  Other..........................................    18,712      19,035
                                                   --------    --------
          Total deferred tax asset...............   108,376     109,781
                                                   --------    --------
Deferred tax liabilities Property, plant, and
  equipment......................................    12,392       9,485
  Direct lease financing.........................    54,000      43,209
  Unrealized gain on securities available for
     sale........................................       920          --
  Purchase accounting............................    15,081      13,917
  Pension........................................     8,568       8,132
  Mortgage servicing rights......................    10,234       7,989
  Other..........................................    10,708       7,995
                                                   --------    --------
          Total deferred tax liability...........   111,903      90,727
                                                   --------    --------
          Net deferred tax (liability) asset.....  $ (3,527)   $ 19,054
                                                   ========    ========

At December 31, 1997, IFC had approximately $1.9 million in pretax net operating losses for federal income tax purposes which are available to offset future taxable income of IFC. The net operating loss was generated in the fiscal year ended June 30, 1986 and will expire on December 31, 2000. All of the net operating loss carryforward resulted from operations prior to the date of the Corporation's acquisition of IFC, and as such, its utilization is dependent upon future income of IFC. In addition, the carryforward is further limited by
Section 382 of the Internal Revenue Code which applies to changes in ownership. Based upon a projection of anticipated future taxable income, the Corporation believes that it is more likely than not that sufficient levels of taxable income will be generated by IFC in appropriate taxable periods prior to December 31, 2000, and as such, has recorded a net deferred tax asset related to the net operating loss in the accompanying consolidated balance sheets. Management's assessment of anticipated future taxable income is based upon numerous factors including, but not limited to, projected interest rates, economics in the securities industry and certain other cost saving strategies.

Retained earnings at December 31, 1997 includes approximately $4 million of income that has not been subject to tax because of deductions for bad debts allowed for federal income tax purposes. Deferred income taxes have not been provided on such bad debt deductions

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

since it is not intended to use the accumulated bad debt deductions for purposes other than to absorb loan losses. The tax liability would have been $1.6 million at December 31, 1997 if this portion of retained earnings were used for purposes other than as described.

At December 31, 1997, Deposit Guaranty Louisiana Corp. had investment tax credit carryforwards for federal income tax purposes of approximately $1.6 million which are available to reduce future federal income taxes, if any, through 2001. Based upon anticipated future taxable income over the periods which the deferred tax assets are realizable, management believes it is more likely than not Deposit Guaranty Louisiana Corp. will realize the benefits of these deferred tax assets.

NOTE 12. CAPITAL STOCK

The Corporation has stock-based compensation plans covering certain officers and other key employees of the Corporation. The plans provide for restricted stock incentives based on the attainment of annual and long-term performance goals. Stock-based compensation plans also include stock option programs, which provide for the granting of statutory incentive stock options and nonstatutory options to key employees. Additionally, the Corporation has a stock option plan for nonemployee directors. As of December 31, 1997, the Corporation had 11.7 million shares of common stock reserved for issuance under these plans.

Since 1991, the Corporation has issued restricted common stock to certain executive officers. The restrictions lapse within primarily 10 years of issuance; however, if certain performance criteria are met, restrictions will lapse earlier. The amount recorded for the restricted stock issued is based on the market value of the Corporation's common stock on the award dates and is shown as deferred compensation in shareholders' equity. Such compensation expense is recognized over a three- to ten-year period. The amount of compensation expense recognized from awards of restricted stock in the Corporation's consolidated financial statements for 1997, 1996, and 1995 was $3.4 million, $1.4 million, and $1.4 million, respectively.

The following table summarizes the Corporation's restricted stock grants and the weighted-average fair values at grant date:

                                                 YEAR ENDED DECEMBER 31,
                                               ---------------------------
                                                1997      1996      1995
                                               -------   -------   -------
Restricted stock granted during the year.....  445,583    92,976    32,190
Weighted-average fair value of restricted
  stock granted during the year..............   $32.94    $23.55    $16.66

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

As discussed under Note 1, the Corporation has chosen to follow APB Opinion No. 25 and related interpretations in accounting for employee stock options, and accordingly, no compensation expense has been recognized for options granted during 1997, 1996, and 1995. Had the Corporation used the provisions under SFAS No. 123, the fair value of each option grant would be estimated on the date of grant using the Black-Scholes option-pricing model. Based on this fair value calculation of compensation expense, net income and earnings per share on a proforma basis has been computed and is compared with reported amounts in the table below:

                                                     YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                    1997       1996       1995
                                                  --------   --------   --------
                                                   (DOLLARS IN MILLIONS, EXCEPT
                                                        PER SHARE AMOUNTS)
Net income, as reported.........................   $237.8     $205.2     $175.7
Net income, proforma............................    235.9      204.1      175.4
                                                   ------     ------     ------
Basic earnings per share, as reported...........     2.23       1.96       1.73
Basic earnings per share, proforma..............     2.21       1.95       1.73
                                                   ------     ------     ------
Diluted earnings per share, as reported.........     2.18       1.93       1.70
Diluted earnings per share, proforma............     2.17       1.93       1.70
                                                   ======     ======     ======

The following weighted-average assumptions were used in the Black-Scholes option-pricing model:

                                                 YEAR ENDED DECEMBER 31,
                                                 -----------------------
                                                 1997     1996     1995
                                                 -----    -----    -----
Risk-free interest rate during the life of the
  option.......................................   6.42%    5.74%    7.34%
Expected life of the option (in years).........    6.1      6.1      6.1
Expected dividend yield over the expected life
  of the option................................   2.67%    2.75%    2.75%
Expected volatility of the stock over the
  option's life................................  22.47%   22.44%   23.97%

The effects of applying SFAS No. 123, for either recognizing or disclosing compensation cost under such pronouncement, may not be representative of the effects on reported net income in future years.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

A summary of the Corporation's stock option plans as of December 31, 1997, 1996, and 1995, and changes during the years ended on those dates is presented below:

                                    1997                      1996                      1995
                           -----------------------   -----------------------   -----------------------
                              TOTAL      WEIGHTED-      TOTAL      WEIGHTED-      TOTAL      WEIGHTED-
                             OPTION       AVERAGE      OPTION       AVERAGE      OPTION       AVERAGE
                             SHARES      EXERCISE      SHARES      EXERCISE      SHARES      EXERCISE
                           OUTSTANDING     PRICE     OUTSTANDING     PRICE     OUTSTANDING     PRICE
                           -----------   ---------   -----------   ---------   -----------   ---------
Options outstanding at
  beginning of year......   4,424,363     $15.34      4,365,367     $12.11       4,991,679    $10.98
  Options granted........     845,100      29.41      1,117,700      22.69         807,946     15.22
  Options exercised......    (829,966)     12.47       (997,654)      9.24      (1,342,252)     7.57
  Options cancelled......    (144,780)     23.47        (61,050)     17.30         (92,006)    11.90
  Options expired........          --                        --                         --        --
                           ----------     ------     ----------     ------     -----------    ------
Options outstanding at
  end of year............   4,294,717     $18.40      4,424,363     $15.34       4,365,367    $12.11
Options exercisable at
  year-end...............   2,364,168     $14.56      2,434,238     $12.41       2,649,407    $10.40
Weighted average fair
  value of options
  granted during the
  year...................  $     8.66                $     5.75                $      4.67
                           ==========     ======     ==========     ======     ===========    ======

The following table summarizes information about stock options outstanding at December 31, 1997:

                                OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                    -------------------------------------------   ------------------------
                      OPTIONS         WEIGHTED-                     OPTIONS
                    OUTSTANDING        AVERAGE        WEIGHTED-   EXERCISABLE    WEIGHTED-
    RANGE OF             AT           REMAINING        AVERAGE         AT         AVERAGE
    EXERCISE        DECEMBER 31,   CONTRACTUAL LIFE   EXERCISE    DECEMBER 31,   EXERCISE
     PRICES             1997           (YEARS)          PRICE         1997         PRICE
-----------------   ------------   ----------------   ---------   ------------   ---------
$ 4.625 - $10.938      573,111           2.96          $ 8.29        573,111      $ 8.29
$11.438 - $14.750    1,091,304           5.47           12.99        789,544       12.48
$15.180 - $20.200    1,019,036           6.63           17.52        705,197       17.67
$21.375 - $26.500      967,796           8.27           23.66        295,396       24.80
$29.563 - $47.750      643,470           9.08           30.10            920       29.56
                     ---------           ----          ------      ---------      ------
$ 4.625 - $47.750    4,294,717           6.58           18.40      2,364,168       14.56
                     =========           ====          ======      =========      ======

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 13. EARNINGS PER SHARE

The following reflects the reconciliation of the basic and diluted per share computations for net income:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          1997       1996       1995
                                                        --------   --------   --------
                                                            (DOLLARS IN THOUSANDS,
                                                          EXCEPT PER SHARE AMOUNTS)
Net income available to common shareholders...........  $237,752   $205,182   $175,700
                                                        ========   ========   ========
Average shares
  Average shares -- basic.............................   106,745    104,533    101,593
  Effect of dilutive securities:
     Forward purchase commitment......................        21         --         --
     Common stock options.............................     2,184      1,559      1,707
                                                        --------   --------   --------
  Average shares -- diluted...........................   108,950    106,092    103,300
                                                        ========   ========   ========
Basic earnings per share..............................  $   2.23   $   1.96   $   1.73
Diluted earnings per share............................      2.18       1.93       1.70
                                                        ========   ========   ========

The effect from assumed exercise of .6 million and .3 million of stock options was not included in the computation of diluted earnings per share for 1996 and 1995, respectively, because such shares would have had an antidilutive effect on earnings.

NOTE 14. OFF-BALANCE-SHEET AND DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Corporation is a party to financial transactions which have off-balance-sheet risk. Such transactions arise in meeting customers' financing needs and from the Corporation's activities in reducing its own exposure to fluctuations in interest rates. Off-balance-sheet items involving customers consist primarily of commitments to extend credit and letters of credit, which generally have fixed expiration dates. These instruments may involve, to varying degrees, elements of credit and interest rate risk. To evaluate credit risk, the Corporation uses the same credit policies in making commitments and conditional obligations on these instruments as it does for instruments reflected on the balance sheet. Collateral obtained, if any, varies but may include deposits held in financial institutions; U.S. Treasury securities or other marketable securities; income-producing commercial properties; accounts receivable; property, plant, and equipment; and inventory. The Corporation's exposure to credit risk under commitments to extend credit and letters of credit is the contractual (notional) amount of the instruments. Interest rate contract transactions may have credit and interest rate risk significantly less than the contractual amount.

COMMITMENTS

Commitments to extend secured or unsecured credit are contractual agreements to lend money provided there is no violation of any condition. Commitments may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

requirements. At December 31, 1997 and 1996, respectively, the Corporation had $5.1 billion and $4.1 billion of unfunded commitments to extend credit. Of these amounts, unfunded commitments for borrowers with loans on nonaccrual status were $.1 million at December 31, 1997, and $3 million at December 31, 1996.

Standby letters of credit are commitments issued by the Corporation to guarantee the performance of a customer to a third party. As of December 31, 1997 and 1996, the Corporation had standby letters of credit issued amounting to approximately $402.4 million and $343.3 million, respectively. The Corporation also had commercial letters of credit of $40.9 million and $42.5 million at December 31, 1997 and 1996, respectively. Commercial letters of credit are conditional commitments issued by the Corporation to facilitate trade for corporate customers. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Forward commitments are contracts for the delayed delivery of securities in which the seller agrees to make delivery of a specified instrument at a specified future date and at a specified price or yield. Credit risk may arise from the possibility that counterparties may not have the ability to fulfill their commitments, while market risk may arise from movements in interest rates and security values. The majority of the forward commitments represent agreements to sell mortgage loans. As of December 31, 1997, the contract amounts for forward commitments totaled $139 million compared to $131 million at December 31, 1996.

The Corporation contracts to buy and sell foreign exchange primarily to meet the currency needs of its customers and to hedge any resulting exposure against market risk. At December 31, 1997 and 1996, the Corporation had $30.6 million and $23.2 million, respectively, of foreign exchange forward contracts, which is the sum of customers' contracts with the Corporation and the Corporation's offsetting contracts to minimize its exposure.

DERIVATIVES

The Corporation's principal objective in holding or issuing derivative financial instruments is the management of interest rate exposure arising out of nontrading assets and liabilities. The Corporation's earnings are subject to risk of interest rate fluctuations to the extent that interest-earning assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. Asset/liability management activities are aimed at maximizing net interest income within liquidity, capital and interest rate risk constraints established by management. The Corporation's objective is to manage the interest sensitivity position so that net income will not be impacted more than 5% for interest rates varying up to 150 basis points from the Corporation's most likely interest rate forecast over the next 12 months.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

To achieve its risk management objective, the Corporation uses a combination of derivative financial instruments, particularly interest rate swaps. The instruments utilized are noted in the following table along with their notional amounts and fair values at year-end 1997 and 1996:

                                                                                       WEIGHTED-
                                                                WEIGHTED-AVERAGE        AVERAGE
                                                                      RATE             MATURITY
                          RELATED VARIABLE RATE    NOTIONAL    ------------------      ---------    FAIR
                             ASSET/LIABILITY        AMOUNT     PAID      RECEIVED        YEARS      VALUE
                         -----------------------  ----------   ----      --------      ---------   -------
                                                                   (DOLLARS IN THOUSANDS)
December 31, 1997
  Interest rate
    swaps..............  Money market deposits    $  150,000   5.97%(1)    5.91%(2)       2.1      $   164
  Interest rate
    swaps..............  Commercial loans            775,000   5.82(2)     6.61(1)        4.3       17,507
  Interest rate
    swaps..............  Mortgage loans               21,225   6.65(1)     6.00(2)        9.5         (545)
  Interest rate
    swaps..............  FHLB advances                85,000   6.33(1)     5.88(2)        6.7       (1,439)
  Interest rate          Available for sale
    swaps..............  securities                   50,000   5.75(3)     5.77(2)        4.8         (693)
  Forward interest rate
    swaps..............  Money market deposits       600,000   6.46(4)     5.89(4)        1.3       (1,821)
  Forward interest rate  Available for sale
    swaps..............  securities                  750,000   6.24(5)      N/A(5)        2.5       (2,755)
                                                  ----------                                       -------
        Total interest
          rate swaps...                            2,431,225                                        10,418
  Interest rate
    floors.............  Commercial loans            300,000   5.37(6)      N/A           2.9        1,604
                                                  ----------                                       -------
        Total interest
          rate
          contracts....                           $2,731,225                                       $12,022
                                                  ==========                                       =======
December 31, 1996
  Interest rate
    swaps..............  Money market deposits    $  300,000   5.70%(1)    5.54%(2)       2.0      $ 1,717
  Interest rate
    swaps..............  Commercial loans            200,000   5.50(2)     6.75(1)        4.4        3,782
  Interest rate
    swaps..............  Mortgage loans               22,622   6.65(1)     5.56(2)       10.5         (182)
  Interest rate
    swaps..............  Long-term debt              100,000   5.56(2)     6.94(1)        9.3        1,789
  Forward interest rate
    swaps..............  Money market deposits       400,000   6.27(7)      N/A(7)        1.8         (327)
  Forward interest rate  Available for sale
    swaps..............  securities                  100,000   7.02(7)      N/A(7)        3.5       (1,853)
                                                  ----------                                       -------
        Total interest
          rate swaps...                            1,122,622                                         4,926
  Interest rate caps...  Time deposits               100,000   6.88(6)      N/A           1.0            7
  Interest rate
    floors.............  Commercial loans            300,000   5.37(6)      N/A           3.9        2,814
                                                  ----------                                       -------
        Total interest
          rate
          contracts....                           $1,522,622                                       $ 7,747
                                                  ==========                                       =======

------------------------------------

(1) Fixed rate.

(2) Variable rate which reprices quarterly based on LIBOR.

(3) Variable rate which reprices periodically based on the Constant Maturity Treasury rate.

(4) Forward swap periods have become effective for $150 million and will begin at various dates during 1998 for $450 million. The rates to be paid are fixed and were set at the inception of the contracts. Variable rates to be received are based on LIBOR, repricing quarterly, but were unknown for $450 million of forward swaps at December 31, 1997, since the related forward swap periods had not yet begun.

(5) Forward swap periods begin at various dates during 1998. The rates paid are fixed and were set at the inception of the contracts. Variable rates are based on LIBOR and reprice quarterly.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

(6) Fixed rate strike price, based on the 3-month LIBOR rate.

(7) Forward swap periods began at various dates during 1997. The rates paid are fixed and were set at the inception of the contracts. Variable rates are based on LIBOR and reprice quarterly.

Notional amounts are key elements of derivative financial instrument agreements. However, notional amounts do not represent the amounts exchanged by the parties to derivatives and do not measure the Corporation's exposure to credit or market risks. The amounts exchanged are based on the notional amounts and the other terms of the underlying derivative agreements. The Corporation's credit exposure at the reporting date from derivative financial instruments is represented by the fair value of instruments with a positive fair value at that date offset by any collateral held. Credit risk disclosures, however, relate to losses that would be recognized if counterparts failed completely to perform their obligations.

The risk that counterparts to derivative financial instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk, the Corporation reviews the credit standing of its counterparts and enters into master netting agreements whenever possible, and when appropriate, obtains collateral. Master netting agreements incorporate rights of setoff that provide for the net settlement of subject contracts with the same counterparts in the event of default.

Interest rate swap contracts are primarily used to convert certain deposits and long-term debt to fixed interest rates or to convert certain groups of customer loans to fixed rates. The Corporation's net credit exposure with interest rate contract counterparts, considering master netting agreements and collateral held, totaled $14.1 million at December 31, 1997, and $4.8 million at December 31, 1996.

Interest rate caps with three-year maturities were purchased during 1994 in anticipation of further increases in interest rates and allowed the Corporation to limit its exposure to unfavorable interest rate fluctuations over and above a "capped" rate for certificates of deposit with maturities of three months or less. A premium was paid for this protection. The risk assumed by the Corporation was limited to the amount of the premium and not the notional amount of the interest rate cap. At December 31, 1997, the Corporation did not have any outstanding interest rate caps.

Interest rate floors with five-year maturities were purchased during 1995 in anticipation of decreases in interest rates and allowed the Corporation to limit its exposure to unfavorable interest rate fluctuations below a particular rate for commercial loans. A premium is paid for this protection. The risk assumed by the Corporation is limited to the amount of the premium and not the notional amount of the interest rate floor. At December 31, 1997, the unamortized portion of the interest rate floor was $1.9 million.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

The table below summarizes, by notional amounts, the activity for each major category of derivative financial instruments.

                                                                                              FORWARD
                                                                     INTEREST RATE SWAPS       SWAPS
                                INTEREST     INTERESTS              ----------------------   ----------
                                  RATE         RATE        BASIS       PAY        RECEIVE       PAY        FUTURES
                                  CAPS        FLOORS       SWAP       FIXED        FIXED       FIXED      CONTRACTS
                                ---------   -----------   -------   ----------   ---------   ----------   ---------
                                                                  (IN THOUSANDS)
Balance, December 31, 1995....  $ 100,000    $115,000     $    --   $1,213,910   $  40,000   $  300,000   $ 140,000
  Additions...................         --     185,000          --           --     400,000      700,000          --
  Maturities/Terminations.....         --          --          --     (891,288)   (140,000)    (500,000)   (140,000)
                                ---------    --------     -------   ----------   ---------   ----------   ---------
Balance, December 31, 1996....    100,000     300,000          --      322,622     300,000      500,000          --
  Additions...................         --          --      50,000      135,000     775,000    1,300,000          --
  Maturities/Terminations.....   (100,000)         --          --     (201,397)   (300,000)    (450,000)         --
                                ---------    --------     -------   ----------   ---------   ----------   ---------
Balance, December 31, 1997....  $      --    $300,000     $50,000   $  256,225   $ 775,000   $1,350,000   $      --
                                =========    ========     =======   ==========   =========   ==========   =========

The table below presents the net deferred gains (losses) related to terminated derivative financial instruments at December 31, 1997 and 1996. Deferred gains of $11.2 million and deferred losses of $5.8 million are included in other liabilities and other assets, respectively, on the consolidated balance sheet at December 31, 1997. Deferred gains of $8.4 million and deferred losses of $3.4 million are included in other liabilities and other assets, respectively, on the consolidated balance sheet at December 31, 1996.

                                                                 DECEMBER 31,
                                                               ----------------
                                                                1997      1996
                                                               ------    ------
                                                                (IN THOUSANDS)
Interest rate swaps........................................    $5,402    $5,067
Futures contracts..........................................        --      (113)
                                                               ------    ------
          Total net deferred gains.........................    $5,402(1) $4,954(2)
                                                               ======    ======

-------------------------

(1) $1.1 million of net deferred gains to be recognized during 1998 and $4.3 million of net deferred gains to be recognized during 1999 through 2006.

(2) $.8 million of net deferred gains recognized during 1997 and $4.2 million of net deferred gains to be recognized during 1998 through 2001.

NOTE 15. LEGAL AND REGULATORY MATTERS

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum ratios of Tier I and total capital to risk-weighted assets,

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

and of Tier I capital to average assets of 4%, 8%, and 4%, respectively. Management believes as of December 31, 1997, that the Corporation met all capital adequacy requirements to which it was subject.

As of December 31, 1997, the most recent notification from the Office of the Comptroller of the Currency ("OCC") categorized FANB as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, FANB must maintain minimum Tier I risk-based capital, total risk-based capital, and Tier I leverage ratios of 6%, 10%, and 5%, respectively. There are no conditions or events since that notification that management believes would change FANB's well capitalized status. The actual capital amounts and ratios for the Corporation and FANB are presented in the table below:

                                                                              FIRST AMERICAN
                                                    CORPORATION                NATIONAL BANK
                                             -------------------------   -------------------------
                                                   DECEMBER 31,                DECEMBER 31,
                                             -------------------------   -------------------------
                                                1997          1996          1997          1996
                                             -----------   -----------   -----------   -----------
                                                            (DOLLARS IN THOUSANDS)
CAPITAL COMPONENTS
Tier I capital:
Realized shareholders' common equity.......  $ 1,542,281   $ 1,452,989   $ 1,638,492   $ 1,386,152
Less disallowed intangibles................     (242,257)     (188,050)     (223,802)     (126,524)
                                             -----------   -----------   -----------   -----------
Total Tier I capital.......................    1,300,024     1,264,939     1,414,690     1,259,628
                                             -----------   -----------   -----------   -----------
Tier II capital:
Allowable allowance for loan losses........      178,013       153,593       175,612       145,701
Unsecured holding company debt.............       99,442        99,361            --            --
                                             -----------   -----------   -----------   -----------
Total Tier II capital......................      277,455       252,954       175,612       145,701
                                             -----------   -----------   -----------   -----------
Total capital..............................  $ 1,577,479   $ 1,517,893   $ 1,590,302   $ 1,405,329
                                             ===========   ===========   ===========   ===========
Risk-adjusted assets.......................  $14,239,010   $12,255,593   $14,046,948   $11,624,579
Quarterly average assets...................   17,121,849    15,791,618    16,769,687    14,630,903
                                             ===========   ===========   ===========   ===========
CAPITAL RATIOS(1)
Total risk-based capital ratio.............        11.08%        12.39%        11.32%        12.09%
Tier I risk-based capital ratio............         9.13         10.32         10.07         10.84
Tier I leverage ratio......................         7.59          8.01          8.44          8.61
                                             ===========   ===========   ===========   ===========

-------------------------

(1) Risk-based capital ratios were computed using realized equity (total shareholders' equity exclusive of net unrealized gains (losses) on securities available for sale, net of tax).

The extent to which dividends may be paid to the Corporation from its subsidiaries is governed by applicable laws and regulations. For the Corporation's national bank subsidiary, the approval of the OCC is required if dividends declared in any year exceed net profits for that year (as defined under the National Bank Act) combined with the retained net profits of the two preceding years. In addition, a national bank may not pay a

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

dividend, make any other capital distribution, or pay management fees if such payment would cause it to fail to satisfy certain minimum capital requirements. Under the regulations of the Office of Thrift Supervision ("OTS"), a savings association that exceeds its fully phased-in capital requirements both immediately prior to and on a proforma basis after giving effect to a proposed capital distribution is generally permitted without prior approval of the OTS to make a capital distribution during a calendar year equal to the greater of (i) 100% of net earnings to date during the calendar year, plus the amount that would reduce by one-half its "surplus capital ratio" (i.e., the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net income for the previous four quarters. In accordance with the most restrictive regulations, at December 31, 1997, the above subsidiaries had $90.4 million available for distribution as dividends to the Corporation.

On September 30, 1996, special legislation was enacted which required many financial institutions to pay a one-time assessment on deposits insured by the Savings Association Insurance Fund ("SAIF") at the rate of $.657 per $100 of deposits held as of March 31, 1995. The Corporation's assessment was $8.1 million or $5 million, net of tax ($.05 per share). The purpose of the legislation was to recapitalize the thrift fund up to the statutorily prescribed 1.25%. Effective January 1, 1997, the normal SAIF deposit insurance rate for well-capitalized institutions dropped to 0 basis points per $100 of deposits. Beginning January 1, 1997, a separate 1.3 basis point annual charge will be assessed through 1999 on Bank Insurance Fund deposits and a 6.4 basis point annual charge will be assessed on SAIF deposits in order to service debt incurred by the Financing Corporation, a corporation established by the Federal Housing Finance Board to issue stock and debt principally to assist in funding the Federal Savings and Loan Insurance Corporation Resolution Fund. Starting in the year 2000 until the Financial Corporation debt is retired, banks and thrifts will pay such assessment on a pro rata basis, which is estimated to run approximately 2.5 basis points.

Following the adoption of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), Charter Federal Savings Bank ("Charter" or now "FAFSB"), brought an action against the OTS and the Federal Deposit Insurance Corporation seeking injunctive and other relief, contending that Congress' elimination of supervisory goodwill required rescission of certain supervisory transactions. The Federal District Court found in Charter's favor, but in 1992 the Fourth Circuit Court of Appeals reversed, and the U.S. Supreme Court denied Charter's petition for certiorari. In 1995, the Federal Circuit Court found in favor of another thrift institution in a similar case (Winstar Corp. v. United States) in which the association sought damages for breach of contract. Charter also filed suit against the United States Government ("Government") in the Court of Federal Claims based on breach of contract. Pending the Supreme Court's review of the Winstar decision, FAFSB's action was stayed. In July 1996, the Supreme Court affirmed the lower court's decision in Winstar. The stay was automatically lifted and FAFSB's suit is now proceeding. The Government, however, has filed a motion to dismiss the suit based on the prior Fourth Circuit decision. This motion has not yet been decided by the Federal Claims Court.

The value of FAFSB's claims against the Government, as well as their ultimate outcome, are contingent upon a number of factors, some of which are outside of FAFSB's control, and are highly uncertain as to substance, timing and the dollar amount of any damages

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

which might be awarded should FAFSB finally prevail. Under the Agreement and Plan of Reorganization as amended by and between FAFSB and the Corporation, in the event that FAFSB is successful in this litigation, the FAFSB shareholders as of December 1, 1995 will be entitled to receive additional consideration equal in value to 50% of any recovery, net of all taxes and certain other expenses, including the costs and expenses of such litigation, received on or before December 1, 2000 subject to certain limitations in the case of certain business combinations. Such additional consideration, if any, is payable in the common stock of the Corporation, based on the average per share closing price on the date of receipt by FAFSB of the last payment constituting a recovery from the Government.

DGNB is a defendant in a case in which the plaintiffs are beneficiaries of a trust for which DGNB is the trustee. In an amended complaint, the plaintiffs claim that DGNB was negligent in its dealings with the trust property, breached its trust duties by allegedly abusing its discretion and negligently handling trust assets, engaged in self dealing, and was grossly negligent in its handling of the trusts. The case seeks actual damages for waste of trust assets and loss of income and punitive damages, both in an unspecified amount to be proven at trial, and attorney fees and court costs. While the ultimate outcome of the lawsuit cannot be predicted with certainty, management denies all liability and believes that the ultimate resolution of this matter will not have a material effect on the Corporation's consolidated financial statements.

There are from time to time other legal proceedings pending against the Corporation and its subsidiaries. In the opinion of management and counsel, liabilities, if any, arising from such proceedings presently pending would not have a material adverse effect on the consolidated financial statements of the Corporation.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments for both on- and off-balance-sheet assets and liabilities for which it is practicable to estimate fair value. The techniques used for this valuation are significantly affected by the assumptions used, including the amount and timing of future cash flows and the discount rate. Such estimates involve uncertainties and matters of judgment and therefore cannot be determined with precision. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets. Accordingly, the aggregate fair value amounts presented are not meant to represent the underlying value of the Corporation.

                                                                DECEMBER 31,
                                           ------------------------------------------------------
                                                     1997                         1996
                                           -------------------------    -------------------------
                                                          ESTIMATED                    ESTIMATED
                                            CARRYING        FAIR         CARRYING        FAIR
                                             AMOUNT         VALUE         AMOUNT         VALUE
                                           -----------   -----------    -----------   -----------
                                                               (IN THOUSANDS)
Financial instruments (assets):
  Cash and short-term investments........  $ 1,000,983   $ 1,000,983    $ 1,053,835   $ 1,053,835
  Securities held to maturity............      715,027       723,228        969,797       977,767
  Securities available for sale..........    3,395,494     3,395,494      3,150,107     3,150,107
  Federal funds sold and securities
    purchased under agreements to
    resell...............................      189,542       189,542        209,317       209,317
  Trading account securities.............       64,469        64,469         62,715        62,715
  Loans, net of unearned discount and
    allowance for loan losses............   11,461,689    11,578,452     10,447,195    10,440,387
Financial instruments (liabilities):
  Noninterest-bearing deposits...........    2,647,765     2,647,765      2,565,084     2,565,084
  Interest-bearing deposits..............   10,757,692    10,773,139     10,283,284    10,315,892
  Short-term borrowings..................    1,969,639     1,969,639      1,697,401     1,697,401
  Long-term debt.........................      596,218       600,622        430,562       429,204
                                           ===========   ===========    ===========   ===========

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

The estimated fair values for the Corporation's off-balance-sheet financial instruments are summarized as follows:

                                                              DECEMBER 31,
                                            -------------------------------------------------
                                                     1997                      1996
                                            -----------------------   -----------------------
                                            CONTRACTUAL   ESTIMATED   CONTRACTUAL   ESTIMATED
                                            OR NOTIONAL     FAIR      OR NOTIONAL     FAIR
                                              AMOUNT        VALUE       AMOUNT        VALUE
                                            -----------   ---------   -----------   ---------
                                                             (IN THOUSANDS)
Commitments to extend credit..............  $5,136,991     $ 8,860    $4,065,635     $ 7,118
Standby letters of credit.................     402,400       1,270       343,342       2,326
Commercial letters of credit..............      40,930          95        42,489         100
Interest rate swaps.......................   1,081,225      14,994       622,622       7,106
Forward interest rate swaps...............   1,350,000      (4,576)      500,000      (2,180)
Interest rate caps........................          --          --       100,000           7
Interest rate floors......................     300,000       1,604       300,000       2,814
                                            ==========     =======    ==========     =======

The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

SHORT-TERM FINANCIAL INSTRUMENTS -- The carrying amounts of short-term financial instruments, including cash, federal funds sold and purchased and resell and repurchase agreements approximate fair value. These instruments expose the Corporation to limited credit risk and have no stated maturity or mature within one year or less and carry interest rates which approximate market.

SECURITIES HELD TO MATURITY, SECURITIES AVAILABLE FOR SALE, AND TRADING ACCOUNT SECURITIES -- Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS -- For variable-rate loans that reprice frequently, fair values are based on carrying values. The fair values for certain homogeneous categories of loans, such as residential mortgages, are estimated using quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair values for other performing loans are estimated by discounting estimated future cash flows using the current rates at which similar loans would be made to borrowers with similar credit risk and for similar maturities. Included within financial assets are certain nonperforming assets, consisting primarily of nonperforming loans, the fair values of which are based principally on the lower of the amount due from customers or the fair value of the loans' collateral, which is the amount the Corporation could reasonably expect to receive in a current sale between a willing buyer and seller other than in a forced or liquidation sale.

DEPOSITS -- The fair value of deposits with no stated maturity, such as demand deposits, NOW accounts, money market accounts, and regular savings accounts, is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposits and other fixed maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities. Any foreign deposits are valued at the carrying value due to the frequency with which rates for such deposits are adjusted to a market rate.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

SHORT-TERM BORROWINGS -- Fair value is estimated to equal the carrying amount since these instruments have a relatively short maturity.

LONG-TERM DEBT -- Rates for long-term debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

OFF-BALANCE-SHEET INSTRUMENTS -- The fair value of commitments to extend credit is based on unamortized deferred loan fees and costs. For letters of credit, fair value is estimated using fees currently charged to enter into similar agreements with similar maturities. The fair value of the Corporation's outstanding futures contracts, interest rate caps, and interest rate floors is based on quoted market prices, and the estimated fair value of interest rate swaps and forward interest rate swaps is based on estimated costs to settle the obligations with the counterparts at the reporting date.

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for First American Corporation (Parent Company only) was as follows:

                          CONDENSED INCOME STATEMENTS

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1997       1996       1995
                                                    --------   --------   --------
                                                            (IN THOUSANDS)
Income
  Dividends from subsidiaries:
     Banks........................................  $249,594   $ 76,524   $ 52,170
  Fees from subsidiaries..........................    39,510     37,681     30,836
  Interest from subsidiaries......................     1,407      3,734      3,633
  Interest on time deposits with other banks and
     other income.................................     4,368        207        697
                                                    --------   --------   --------
          Total income............................   294,879    118,146     87,336
                                                    --------   --------   --------
Expenses
  Salaries and employee benefits..................    23,368     25,597     21,118
  Interest expense................................    14,701     11,627      4,076
  Other expenses..................................    21,620     22,467     19,699
                                                    --------   --------   --------
          Total expenses..........................    59,689     59,691     44,893
                                                    --------   --------   --------
Income before income taxes........................   235,190     58,455     42,443
Reduction to consolidated income taxes arising
  from parent company loss........................     7,529      8,049      5,717
                                                    --------   --------   --------
Income before equity in undistributed earnings of
  subsidiaries....................................   242,719     66,504     48,160
                                                    --------   --------   --------
Equity in undistributed earnings (dividends in
  excess of earnings) of subsidiaries
  Banks...........................................    (5,315)   138,152    126,714
  Nonbanks........................................       348        526        826
                                                    --------   --------   --------
          Net income..............................  $237,752   $205,182   $175,700
                                                    ========   ========   ========

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

                            CONDENSED BALANCE SHEETS

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1997         1996
                                                          ----------   ----------
                                                              (IN THOUSANDS)
Assets
  Cash..................................................  $    2,645   $   47,279
  Interest-bearing deposit with unaffiliated bank.......       7,600           --
  Short-term investments with subsidiary................      24,355       25,569
  Employee stock ownership plan loan....................         163          443
  Investment in subsidiaries, at cost adjusted for
     equity in earnings and net unrealized gains
     (losses) on securities available for sale:
     Bank...............................................   1,700,775    1,571,468
     Nonbank............................................       8,091        7,743
  Other assets..........................................      52,749       47,156
                                                          ----------   ----------
          Total assets..................................  $1,796,378   $1,699,658
                                                          ==========   ==========
Liabilities and shareholders' equity
  Long-term debt........................................  $  200,839   $  198,767
  Other liabilities.....................................      51,562       50,918
                                                          ----------   ----------
          Total liabilities.............................     252,401      249,685
                                                          ==========   ==========
  Preferred stock, without par value....................          --           --
  Common stock, $2.50 par value.........................     265,080      262,775
  Additional paid-in capital............................     163,902      239,661
  Retained earnings.....................................   1,126,803      953,062
  Deferred compensation on restricted stock.............     (13,341)      (2,066)
  Employee stock ownership plan obligation..............        (163)        (443)
                                                          ----------   ----------
     Realized shareholders' equity......................   1,542,281    1,452,989
  Net unrealized losses on securities available for
     sale, net of tax...................................       1,696       (3,016)
                                                          ----------   ----------
          Total shareholders' equity....................   1,543,977    1,449,973
                                                          ----------   ----------
          Total liabilities and shareholders' equity....  $1,796,378   $1,699,658
                                                          ==========   ==========

                             NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income................................................  $237,752   $205,182   $175,700
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Dividends in excess of income (undistributed income) of
      subsidiaries..........................................     4,967   (138,678)  (127,540)
    Depreciation and amortization...........................     2,256      3,425      3,020
    Deferred income tax expense.............................       540      1,614      1,295
    Gain on sale of other assets............................    (2,258)        --         --
    Change in assets and liabilities, net of effect of
      acquisitions:
      Increase in interest receivable and other assets......    (8,740)   (13,822)   (10,094)
      Increase in interest payable and other liabilities....     1,029      7,420      9,233
                                                              --------   --------   --------
         Net cash provided by operating activities..........   235,546     65,141     51,614
                                                              --------   --------   --------
INVESTING ACTIVITIES
  Net decrease (increase) in employee stock ownership plan
    loan....................................................       280        218       (661)
  Acquisitions, net of cash acquired........................   (29,587)    (1,477)    (9,294)
  Sale of other assets......................................     2,830         --         --
  Proceeds from sale of premises and equipment..............       156        301         11
  Purchases of premises and equipment.......................    (3,961)    (2,071)    (1,086)
  Net decrease in notes receivable from nonbank
    subsidiary..............................................        --      2,990        750
  Net decrease in investment in subsidiary..................        --         --      7,500
                                                              --------   --------   --------
  Net cash used in investing activities.....................   (30,282)       (39)    (2,780)
                                                              --------   --------   --------
FINANCING ACTIVITIES
  Net (decrease) increase in short-term borrowings..........        --    (27,600)    27,600
  Proceeds from issuance of long-term debt..................        --     99,381     49,513
  Repayment of long-term debt...............................        --     (2,734)      (782)
  Proceeds from early termination of swap contract on
    long-term debt..........................................     2,038         --         --
  Issuance of common shares for Employee Benefit and
    Dividend Reinvestment Plans.............................    22,065     17,947     14,883
  Repurchase of common stock................................  (196,500)  (108,249)   (94,729)
  Tax benefit-related to stock options......................     5,603      4,530      3,574
  Cash dividends paid.......................................   (76,718)   (62,201)   (50,146)
                                                              --------   --------   --------
         Net cash used in financing activities..............  (243,512)   (78,926)   (50,087)
                                                              --------   --------   --------
Decrease in cash and cash equivalents.......................   (38,248)   (13,824)    (1,253)
Cash and cash equivalents, beginning of year................    72,848     86,672     87,925
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $ 34,600   $ 72,848   $ 86,672
                                                              ========   ========   ========
Cash paid during the year for:
  Interest expense..........................................  $ 14,701   $ 10,419   $  3,958
  Income taxes..............................................    58,971     48,255     30,894
Noncash investing activities:
  Stock issued for acquisitions (note 2)....................    94,637     83,723    156,395
                                                              ========   ========   ========

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                   UNAUDITED                   UNAUDITED
                                                    JUNE 30,    DECEMBER 31,   JUNE 30,
                                                      1998          1997         1997
                                                   ----------   ------------   ---------

ASSETS
---------
Cash and due from banks..........................  $   60,085     $ 46,873     $ 62,988
Investment securities:
  Held-to-maturity (fair value of $31,152 at June
     30, 1998, $48,587 at December 31, 1997, and
     $53,127 at June 30, 1997)...................      30,912       48,396       53,133
  Available-for-sale.............................     176,117      156,691      189,784
Federal funds sold...............................         175       18,830        3,470
Loans............................................     702,343      651,234      593,745
  Less: Unearned income..........................       1,908        1,476        1,872
        Allowance for loan losses................       9,141        7,837        6,939
                                                   ----------     --------     --------
  Net loans......................................     691,294      641,921      584,934
Premises and equipment, net of accumulated
  depreciation...................................      23,125       22,740       20,448
Intangible assets................................       5,313        5,707        6,035
Other assets.....................................      17,530       15,732       15,324
                                                   ==========     ========     ========
  Total Assets...................................  $1,004,551     $956,890     $936,116
                                                   ==========     ========     ========

LIABILITIES
---------------
Deposits
  Noninterest bearing demand deposits............  $  139,941     $126,684     $142,597
  Interest bearing demand deposits...............     134,716      132,755      128,563
  Money market accounts..........................      57,294       57,873       45,383
  Savings deposits...............................     116,607      111,156      101,936
  Time deposits of less than $100,000............     253,305      249,368      251,865
  Time deposits of $100,000 or more..............     102,350       70,585       71,836
                                                   ----------     --------     --------
          Total deposits.........................     804,213      748,421      742,180
Federal funds purchased and securities sold under
  agreements to repurchase.......................      68,592       60,439       61,508
Other borrowings.................................      20,000       38,000       28,000
Other liabilities................................       8,622       10,114        8,223
                                                   ----------     --------     --------
  Total liabilities..............................     901,427      856,974      839,911
                                                   ----------     --------     --------

STOCKHOLDERS' EQUITY
---------------------------------
Common stock par value $.01 per share; 8,000,000
  authorized; 3,759,912 issued...................          38           38           38
Surplus..........................................      65,190       64,875       64,709
Retained earnings................................      38,124       35,074       31,649
Unrealized appreciation/(depreciation) on
  securities available for sale..................         936        1,044          783
Less: treasury stock -- at cost..................       1,164        1,115          974
                                                   ----------     --------     --------
  Total stockholders' equity.....................     103,124       99,916       96,205
                                                   ----------     --------     --------
  Total Liabilities and Stockholders' Equity.....  $1,004,551     $956,890     $936,116
                                                   ==========     ========     ========

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               UNAUDITED           UNAUDITED
                                                             THREE MONTHS         SIX MONTHS
                                                                 ENDED               ENDED
                                                               JUNE 30,            JUNE 30,
                                                           -----------------   -----------------
                                                            1998      1997      1998      1997
                                                           -------   -------   -------   -------
INTEREST INCOME
----------------------
Interest and fees on loans...............................  $15,673   $12,790   $30,556   $24,325
Interest on investment securities
  Taxable................................................    2,374     2,620     4,475     5,195
  Tax exempt.............................................      689     1,020     1,397     1,984
Interest on federal funds sold...........................      232       151       572       335
Interest on other earning assets.........................        4         7        14        14
                                                           -------   -------   -------   -------
  Total interest income..................................   18,972    16,588    37,014    31,853
                                                           -------   -------   -------   -------
INTEREST EXPENSE
-----------------------
Interest bearing demand deposits.........................    1,112       819     1,953     1,650
Money market accounts....................................      508       407       961       823
Savings deposits.........................................      735       819     1,662     1,662
Time deposits of less than $100,000......................    3,575     3,469     7,197     6,722
Time deposits of $100,000 or more........................    1,365     1,032     2,525     1,924
Federal funds purchased and securities sold under
  agreements to repurchase...............................      747       805     1,461     1,365
Other borrowed money.....................................      328       209       846       341
                                                           -------   -------   -------   -------
  Total interest expense.................................    8,370     7,560    16,605    14,487
                                                           -------   -------   -------   -------
         Net interest income.............................   10,602     9,028    20,409    17,366
Provision for loan losses................................    1,337     1,155     2,275     1,621
                                                           -------   -------   -------   -------
         Net interest income after the provision for loan
           losses........................................    9,265     7,873    18,134    15,745
                                                           -------   -------   -------   -------
NONINTEREST INCOME
----------------------------
Trust income.............................................      453       404       886       787
Service charge on deposit accounts.......................    1,215     1,038     2,334     2,046
Net securities gains (losses)............................        4        70         8        62
Other income.............................................      999       657     2,401     1,396
                                                           -------   -------   -------   -------
  Total noninterest income...............................    2,671     2,169     5,629     4,291
                                                           -------   -------   -------   -------
NONINTEREST EXPENSE
-----------------------------
Salaries and employee benefits...........................    4,689     4,052     9,388     7,749
Occupancy................................................      952       730     1,949     1,892
Other....................................................    2,447     2,179     5,056     4,068
                                                           -------   -------   -------   -------
  Total noninterest expense..............................    8,088     6,961    16,393    13,709
                                                           -------   -------   -------   -------
Income before provision for income taxes.................    3,848     3,081     7,370     6,327
Provision for income taxes...............................    1,278     1,021     2,440     1,871
                                                           =======   =======   =======   =======
         Net Income......................................  $ 2,570   $ 2,060   $ 4,930   $ 4,456
                                                           =======   =======   =======   =======
Basic net income per common share........................  $ 0.684   $ 0.548   $ 1.311   $ 1.185
Diluted net income per common share......................  $ 0.683   $ 0.548   $ 1.311   $ 1.185
Dividends declared per common share......................  $  0.25   $  0.23   $  0.50   $  0.46

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS EXCEPT FOR SHARE DATA)

                                      COMMON STOCK                            ACCUMULATED
                                   ------------------                            OTHER
                                      # OF       PAR    CAPITAL   RETAINED   COMPREHENSIVE   TREASURY
                                     SHARES     VALUE   SURPLUS   EARNINGS      INCOME        STOCK      TOTAL
                                   ----------   -----   -------   --------   -------------   --------   --------
Balance -- December 31, 1996.....   3,759,912    $38    $64,866   $28,771       $  807       $  (559)   $ 93,923
Comprehensive Income:
  Net income.....................                                   4,456
  Other Comprehensive Income, net
    of tax.......................                                                  (24)
Comprehensive Income.............                                                                          4,432
Cash dividend....................                                  (1,730)                                (1,730)
Stock dividend...................
Sales of Treasury Stock..........                                                                604         604
Purchases of Treasury Stock......                                                             (1,013)     (1,013)
Employee Stock Ownership Plan
  (ESOP).........................                          (157)      152                         (6)        (11)
                                   ----------    ---    -------   -------       ------       -------    --------
Balance -- June 30, 1997
  (Unaudited)....................   3,759,912    $38    $64,709   $31,649       $  783       $  (974)   $ 96,205
                                   ==========    ===    =======   =======       ======       =======    ========
Balance -- December 31, 1997.....   3,759,912    $38    $64,875   $35,074       $1,044       $(1,115)   $ 99,916
Comprehensive Income:
  Net income.....................                                   4,930
  Other Comprehensive Income, net
    of tax.......................                                                 (108)
Comprehensive Income.............                                                                          4,822
Cash dividend....................                                  (1,880)                                (1,880)
Sales of Treasury Stock..........                                                                858         858
Purchases of Treasury Stock......                                                               (907)       (907)
Gains on Sales of Treasury
  Stock..........................                           315                                              315
                                   ----------    ---    -------   -------       ------       -------    --------
Balance -- June 30, 1998
  (Unaudited)....................   3,759,912    $38    $65,190   $38,124       $  936       $(1,164)   $103,124
                                   ==========    ===    =======   =======       ======       =======    ========

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   UNAUDITED
                                                                  SIX MONTHS
                                                                     ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
OPERATING ACTIVITIES
Net income..................................................  $  4,930   $  4,456
Adjustments to reconcile net income to cash provided by
  operating activities:
  Provision for loan losses.................................     2,275      1,621
  Depreciation on premises and equipment....................     1,317      1,285
  Amortization and accretion of investment Securities.......       105        115
  Increase in other assets..................................    (1,798)      (349)
  Net increase (decrease) in other liabilities..............    (1,492)       561
                                                              --------   --------
Net cash provided by operating activities...................     5,337      7,689
                                                              --------   --------
INVESTING ACTIVITIES
Proceeds from sales and maturities of Available-for-sale
  securities................................................    20,751     64,233
Proceeds from maturities of Held-to-maturity securities.....    17,445      6,278
Purchases of investment securities..........................   (41,717)   (62,500)
Net (increase) decrease in federal funds sold...............    18,655     (3,470)
Net increase in loans.......................................   (50,677)   (69,060)
Purchases of premises and equipment.........................      (598)    (1,389)
                                                              --------   --------
Net cash used in investing activities.......................   (36,141)   (65,908)
                                                              --------   --------
FINANCING ACTIVITIES
Net increase in demand deposits.............................    15,218     25,484
Net increase (decrease) in savings and MMDA.................     4,872     (8,373)
Net increase in time deposits...............................    35,702     32,501
Net increase (decrease) in repurchase Agreements and federal
  funds purchased...........................................     8,153     (1,831)
Net increase (decrease) in other borrowings.................   (18,000)    18,000
Cash dividends paid.........................................    (1,880)    (1,730)
Sales of treasury stock.....................................       858        604
Purchase of treasury stock..................................      (907)    (1,013)
                                                              --------   --------
Net cash provided by financing activities...................    44,016     63,642
                                                              --------   --------
        Increase in cash and cash equivalents...............    13,212      5,423
                                                              --------   --------
Cash and cash equivalents at the beginning of the period....    46,873     57,565
                                                              --------   --------
Cash and cash equivalents at the end of the period..........  $ 60,085   $ 62,988
                                                              ========   ========
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND
FINANCING ACTIVITIES
Unrealized Appreciation (Depreciation) of Securities, net of
  Deferred Taxes............................................  $   (108)  $    (24)
Increase (Decrease) in Other Real Estate Owned..............  $     65   $     10

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            PIONEER BANCSHARES, INC.

A.  PRESENTATION OF FINANCIAL INFORMATION

The financial statements in this report have not been audited. The information included herein should be read in conjunction with the notes to consolidated financial statements included in the 1997 Annual Report to Shareholders which was furnished to each shareholder of the Company on March 25, 1998. The consolidated financial statements presented herein conform to generally accepted accounting principles and to general industry practices.

CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Pioneer Bancshares, Inc., its subsidiaries, Pioneer Bank, Pioneer Bank, f.s.b., Valley Bank, and Pioneer Bank's subsidiaries and trusteed affiliates. Pioneer Bank's subsidiaries include Pioneer Securities, Inc. (PSI) and Center Finance Company, Inc. (Center). The trusteed affiliates of Pioneer Bank include Frontier Corporation and Valley Company with Valley's wholly-owned subsidiary, Oneida Insurance Company, Inc. Collectively, Pioneer Bancshares and its subsidiaries and trusteed affiliates are referred to as "Pioneer" or "the Company." Frontier Corporation and Valley Company are held in trust for the benefit of Pioneer Bank's shareholders for a period of one hundred years from 1956. At any time, the trusts may be liquidated by a two-thirds vote of Pioneer Bank's shareholders.

Substantially all intercompany transactions, profits and balances have been eliminated.

ACCOUNTING POLICIES

During interim periods, the Company follows the accounting policies set forth in its Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission. Since December 1997, there have been no changes in any accounting principles or practices, or in the method of applying any such principles or practices, with the exception of the company's adoption of Statement of Financial Standard No. 130, "Reporting Comprehensive Income".

INTERIM FINANCIAL DATA (UNAUDITED)

In the opinion of Company management, the accompanying interim financial statements contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, the results of operations, cash flows and stockholders' equity of the Company for the interim periods. Results for interim periods are not necessarily indicative of the results to be expected for a full year.

DEFERRED TAXES

Deferred income taxes arise from temporary differences between the income tax basis and the financial reporting basis of assets and liabilities. If it is more likely than not some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    PIONEER BANCSHARES, INC. -- (CONTINUED)

FASB STATEMENTS NO. 114 & 118

For purposes of these Statements, management maintains the following policy. Impaired loans are divided into two classifications: doubtful and loss. "Doubtful" loans indicate probable loss and are reserved at 50% of outstanding principal regardless of underlying collateral value. If collateral value is less than 50% of principal, then additional specific reserves are allocated. "Loss" loans are deemed uncollectible by management and are reserved at 100% of outstanding principal value. The Company charges-off loans it deems to be substantially uncollectible. The Directors Loan Committee approves all loan charge-offs. The following table details impaired loans:

                                                          JUNE 30,
                                                    ---------------------
                                                       1998        1997
                                                    ----------   --------
Principal balance.................................  $1,483,813   $303,672
Interest income recorded during loan impairment...          --         --
Reserve for potential credit losses...............     755,663    172,727
Unreserved portion of impaired loans..............     728,150    130,945
Average principal balance quarter-to-date.........     640,936    169,571
Average principal balance year-to-date............     525,014    159,632

Impaired loans are identified according to the two classification methods in the following table:

                                                          JUNE 30,
                                                    ---------------------
                                                       1998        1997
                                                    ----------   --------
Doubtful loans outstanding........................  $1,456,301   $303,672
Loss loans outstanding............................      27,512         --

The Company's method of valuing impaired loans approximates fair value as defined in Statements No. 114 & 118.

EARNINGS PER COMMON SHARE

Basic earnings per share ("EPS") is computed by dividing income available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator). Diluted EPS is computed by dividing income available to common shareholders (numerator) by the adjusted weighted average number of shares outstanding (denominator). The adjusted weighted average number of shares outstanding reflects the potential dilution occurring if securities or other contracts to issue common stock were exercised or converted into common stock resulting in the issuance of common stock then shared in the earnings of the entity.

FORWARD-LOOKING STATEMENTS

Certain written and oral statements made by or with the approval of an authorized executive officer of the Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. Words or phrases such as "should result, are expected to, we anticipate, we estimate, we project" or similar

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    PIONEER BANCSHARES, INC. -- (CONTINUED)

expressions are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. These risks and uncertainties include, but are not limited to, unanticipated economic changes, interest rate movements and the impact of competition. Caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date of the making of such statements.

B.  ACCOUNTING AND REGULATORY MATTERS

PENDING ACQUISITION

On May 27, 1998, Pioneer Bancshares, Inc., a Delaware corporation, entered into an Agreement and Plan of Merger with First American Corporation (First American), a Tennessee corporation, providing for, among other things, the merger of the Company with and into First American. The Merger is intended to constitute a tax-free reorganization for federal tax purposes and is to be accounted for as a pooling-of-interests transaction. Pursuant to the terms of the Merger Agreement, each share of the Company's common stock, par value $.01 per share, outstanding immediately prior to the effective time of the Merger, will be converted into the right to receive 1.65 shares of First American common stock, par value $2.50 per share. The Company's banking operations will be consolidated with First American and will operate under the First American name. Management anticipates the Merger will be completed on November 1, 1998. Bancshares' portion of merger-related costs is being recorded as a prepaid asset and will be expensed during the fourth quarter of 1998. As of June 30, 1998, merger related costs before taxes were approximately $179,661. First American expects to incur restructuring and merger-related, pretax charges of about $16 million.

EFFECTS OF ACCOUNTING CHANGES

Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' disclosures about Pensions and Other Postretirement Benefits", changes the disclosures about pensions and other benefits provided by employers. This standard does not affect accounting measurements nor does it revise the disclosures made in the financial statements of the plans. Rather, this standard applies to financial statements of sponsors of such plans and harmonizes the disclosures for various types of plans. The provisions of SFAS No. 132 are effective for fiscal years beginning after December 15, 1997. Early application is encouraged. Management intends to include appropriate disclosures in the Company's financial reports as of December 31, 1998.

In 1998, the Financial Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that derivatives be reported on the balance sheet at fair value. Changes in fair value are recognized in net income or, for derivatives which are hedging market risk related to future cash flows, in the accumulated other comprehensive income section of the stockholder's equity. Implementation is required by the first quarter of 2000, with cumulative effect of adoption reflected in net income and accumulated other comprehensive income, as appropriate. Pioneer Bancshares has not determined the effect or timing of implementation of this pronouncement.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
Pioneer Bancshares, Inc.
Chattanooga, Tennessee

We have audited the accompanying consolidated balance sheets of Pioneer Bancshares, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Bancshares, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ JOSEPH DECOSIMO AND COMPANY, LLP

Chattanooga, Tennessee
January 30, 1998

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                  1997             1996
                                                              ------------     ------------
ASSETS
Cash........................................................  $ 46,344,884     $ 55,434,925
Federal Funds Sold..........................................    18,830,000        1,635,000
                                                              ------------     ------------
                                                                65,174,884       57,069,925
                                                              ------------     ------------
Interest Bearing Deposits in Banks..........................       528,417          495,617
                                                              ------------     ------------
Investment Securities --
  Securities Available-for-Sale.............................   156,690,716      192,189,989
  Securities Held-to-Maturity...............................    48,396,477       59,409,004
                                                              ------------     ------------
                                                               205,087,193      251,598,993
                                                              ------------     ------------
Loans.......................................................   651,233,690      524,848,826
  Less:
    Unearned Interest and Loan Fees.........................     1,476,030        1,596,242
    Allowance for Loan Losses...............................     7,836,582        5,758,048
                                                              ------------     ------------
                                                               641,921,078      517,494,536
                                                              ------------     ------------
Premises and Equipment, net.................................    22,740,334       20,241,720
                                                              ------------     ------------
Other Assets................................................    21,438,310       20,338,719
                                                              ------------     ------------
         Total Assets.......................................  $956,890,216     $867,239,510
                                                              ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities --
  Deposits --
    Noninterest-Bearing Demand..............................  $126,684,077     $125,529,309
    Interest-Bearing Demand.................................   132,754,860      120,146,268
                                                              ------------     ------------
                                                               259,438,937      245,675,577
                                                              ------------     ------------
    Savings.................................................   111,155,719      111,748,510
                                                              ------------     ------------
    Time Deposits --
      Certificates of Deposit of $100,000 or more...........    70,584,736       56,086,477
      Time Deposits of less than $100,000...................   307,241,495      279,056,446
                                                              ------------     ------------
                                                               377,826,231      335,142,923
                                                              ------------     ------------
         Total Deposits.....................................   748,420,887      692,567,010
  Federal Funds Purchased...................................            --       13,500,000
  Securities Sold Under Agreements to Repurchase............    60,439,198       49,838,840
  Other Liabilities.........................................    10,114,173        7,410,193
  Long-Term Debt............................................    38,000,000       10,000,000
                                                              ------------     ------------
         Total Liabilities..................................   856,974,258      773,316,043
                                                              ------------     ------------
Commitments and Contingencies...............................
Stockholders' Equity --
  Preferred Stock -- 1,000,000 shares authorized; 0 shares
    issued..................................................            --               --
  Common Stock -- $.01 par value -- 15,000,000 shares
    authorized; 3,759,912 shares issued.....................        37,600           37,600
  Surplus...................................................    64,875,396       64,866,732
  Retained Earnings.........................................    35,074,447       28,771,470
  Unrealized Appreciation on Securities, net of tax of
    $663,647 for 1997 and $508,902 for 1996.................     1,044,463          806,449
  Less: Treasury Stock -- 29,479 for 1997 and 15,269 for
    1996, at cost...........................................    (1,115,948)        (558,784)
                                                              ------------     ------------
         Total Stockholders' Equity.........................    99,915,958       93,923,467
                                                              ------------     ------------
         Total Liabilities and Stockholders' Equity.........  $956,890,216     $867,239,510
                                                              ============     ============

    The accompanying notes are an integral part of the financial statements

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                             1997          1996          1995
                                          -----------   -----------   -----------
Interest Income
  Loans.................................  $53,107,207   $41,069,425   $31,572,245
  Investment Securities --
     U.S. Treasury......................    2,775,826     2,832,786     2,936,475
     U.S. Government Agencies...........    5,409,927     6,481,897     8,083,917
     States and Political
       Subdivisions.....................    3,516,996     3,998,347     4,049,060
     Other..............................    1,645,170     2,095,404       871,748
  Federal Funds Sold....................      781,231       485,909     1,459,781
                                          -----------   -----------   -----------
          Total Interest Income.........   67,236,357    56,963,768    48,973,226
                                          -----------   -----------   -----------
Interest Expense
  Interest-Bearing Demand Deposits......    3,361,830     3,308,271     3,076,817
  Savings Deposits......................    3,425,914     2,613,680     2,395,598
  Time Deposits of Less Than $100,000...   15,306,433    14,583,063    12,994,655
  Certificates of Deposit of $100,000 or
     more...............................    4,283,493     3,162,849     2,767,116
  Other.................................    3,821,471     2,586,455     1,748,692
                                          -----------   -----------   -----------
          Total Interest Expense........   30,199,141    26,254,318    22,982,878
                                          -----------   -----------   -----------
  Net Interest Income...................   37,037,216    30,709,450    25,990,348
  Provision for Loan Losses.............    3,609,263     1,097,000       618,500
                                          -----------   -----------   -----------
          Net Interest Income After
             Provision for Loan
             Losses.....................   33,427,953    29,612,450    25,371,848
                                          -----------   -----------   -----------
Noninterest Income
  Trust Department......................    1,625,036     1,563,925     1,181,175
  Service Charges on Deposit Accounts...    4,651,648     4,018,786     3,428,139
  Net Securities Gains..................      293,723       297,003       211,065
  Other.................................    3,301,574     2,298,675     2,161,689
                                          -----------   -----------   -----------
          Total Noninterest Income......    9,871,981     8,178,389     6,982,068
                                          -----------   -----------   -----------
Noninterest Expenses
  Salaries and Employee Benefits........   16,142,394    13,948,685    12,160,404
  Net Occupancy.........................    2,297,421     2,129,070     1,550,486
  Other.................................   10,933,057     9,662,055     9,136,980
                                          -----------   -----------   -----------
          Total Noninterest Expenses....   29,372,872    25,739,810    22,847,870
                                          -----------   -----------   -----------
Income Before Income Taxes..............   13,927,062    12,051,029     9,506,046
  Income Tax Provision..................    4,164,966     3,054,182     2,424,233
                                          -----------   -----------   -----------
Net Income..............................  $ 9,762,096   $ 8,996,847   $ 7,081,813
                                          ===========   ===========   ===========
Basic Net Income Per Share..............  $      2.60   $      2.39   $      1.88
                                          ===========   ===========   ===========
Diluted Net Income Per Share............  $      2.60   $      2.39   $      1.88
                                          ===========   ===========   ===========

    The accompanying notes are an integral part of the financial statements

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                           UNREALIZED
                                                                                          APPRECIATION
                                        COMMON      STOCK                   RETAINED     (DEPRECIATION)    TREASURY
                                        SHARES     AMOUNT      SURPLUS      EARNINGS     ON SECURITIES       STOCK
                                       ---------   -------   -----------   -----------   --------------   -----------
Balance -- December 31, 1994.........  1,879,956   $18,800   $64,727,548   $18,812,602    $(5,591,295)    $   (62,618)
Net Income...........................                                        7,081,813
Cash Dividends.......................                                       (2,848,668)
Net Changes in Unrealized
  Appreciation on Securities.........                                                       5,903,139
Purchase of 15,956 Shares of Treasury
  Stock, at cost.....................                                                                        (416,162)
                                       ---------   -------   -----------   -----------    -----------     -----------
Balance -- December 31, 1995.........  1,879,956   18,800     64,727,548    23,045,747        311,844        (478,780)
Net Income...........................                                        8,996,847
100% Stock Dividend..................  1,879,956   18,800        (18,800)
Cash Dividends.......................                                       (3,271,124)
Net Changes in Unrealized
  Appreciation on Securities.........                                                         494,605
Purchase of 32,298 Shares of Treasury
  Stock, at cost.....................                                                                      (1,169,819)
Issuance of 35,943 Shares of Treasury
  Stock..............................                            157,984                                    1,089,815
                                       ---------   -------   -----------   -----------    -----------     -----------
Balance -- December 31, 1996.........  3,759,912   37,600     64,866,732    28,771,470        806,449        (558,784)
Net Income...........................                                        9,762,096
Cash Dividends.......................                                       (3,459,119)
Net Changes in Unrealized
  Appreciation on Securities.........                                                         238,014
Purchase of 31,563 Shares of Treasury
  Stock, at cost.....................                                                                      (1,193,053)
Issuance of 17,353 Shares of Treasury
  Stock..............................                              8,664                                      635,889
                                       ---------   -------   -----------   -----------    -----------     -----------
Balance -- December 31, 1997.........  3,759,912   $37,600   $64,875,396   $35,074,447    $ 1,044,463     $(1,115,948)
                                       =========   =======   ===========   ===========    ===========     ===========

    The accompanying notes are an integral part of the financial statements

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED DECEMBER 31, 1997, 1996, 1995

                                              1997            1996            1995
                                          -------------   -------------   -------------
Cash Flows from Operating Activities
  Interest Received.....................  $  66,509,478   $  56,696,210   $  47,744,035
  Noninterest Income Received...........      9,144,385       7,800,624       6,784,656
  Interest Paid.........................    (28,922,101)    (26,964,352)    (19,975,569)
  Cash Paid to Suppliers and
     Employees..........................    (25,048,362)    (21,104,588)    (20,375,798)
  Income Taxes Paid.....................     (5,141,177)     (4,232,414)     (2,527,825)
                                          -------------   -------------   -------------
          Net Cash Provided by Operating
            Activities..................     16,542,223      12,195,480      11,649,499
                                          -------------   -------------   -------------
Cash Flows from Investing Activities
  Net Increase in Loans.................   (128,491,162)   (103,593,560)    (85,748,513)
  Purchase of Premises and Equipment....     (5,235,248)     (6,088,571)     (4,065,769)
  Proceeds from Sale of Premises and
     Equipment and Other Real Estate....        479,153         628,765       1,042,803
  Proceeds from Sales and Maturities of
     Available-for-Sale Securities......    116,288,681      87,956,332      62,823,196
  Purchase of Available-for-Sale
     Securities.........................    (80,135,338)    (69,142,425)    (71,439,379)
  Proceeds from Maturities of Held-to-
     Maturity Securities................     10,849,878      17,494,575       3,921,746
  Purchase of Held-to-Maturity
     Securities.........................             --              --      (5,875,427)
  Net Increase in Interest Bearing
     Deposits in Banks..................        (32,800)       (295,617)             --
  Marion County Acquisition.............             --              --      (7,453,700)
  Organization Costs....................       (103,260)             --              --
  Investment in Joint Venture...........     (1,265,251)     (1,461,286)             --
  Proceeds from Investment in Joint
     Venture............................      2,261,467              --              --
                                          -------------   -------------   -------------
          Net Cash Used by Investing
            Activities..................    (85,383,880)    (74,501,787)   (106,795,043)
                                          -------------   -------------   -------------

    The accompanying notes are an integral part of the financial statements

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                                              1997            1996            1995
                                          -------------   -------------   -------------
Cash Flows from Financing Activities
  Net Increase in Demand,
     Interest-Bearing Demand and Savings
     Deposits...........................  $  13,170,569   $  23,007,894   $  12,743,930
  Net Increase in Time Deposits.........     42,683,308       7,463,861      74,101,848
  Net Increase (Decrease) in Federal
     Funds Purchased and Securities Sold
     Under Agreements to Repurchase.....     (2,899,642)     21,424,254       3,444,280
  Proceeds from Issuance of Long-Term
     Debt...............................     28,000,000      10,000,000              --
  Dividends Paid........................     (3,459,119)     (3,271,124)     (2,848,668)
  Purchase of Treasury Stock............     (1,193,053)     (1,169,819)       (416,162)
  Proceeds from Reissuance of Treasury
     Stock..............................        644,553       1,247,799              --
                                          -------------   -------------   -------------
          Net Cash Provided by Financing
            Activities..................     76,946,616      58,702,865      87,025,228
                                          -------------   -------------   -------------
Net Increase (Decrease) in Cash and Cash
  Equivalents...........................      8,104,959      (3,603,442)     (8,120,316)
Cash and Cash Equivalents -- beginning
  of year...............................     57,069,925      60,673,367      68,793,683
                                          -------------   -------------   -------------
Cash and Cash Equivalents -- end of
  year..................................  $  65,174,884   $  57,069,925   $  60,673,367
                                          =============   =============   =============
Reconciliation of Net Income to Net Cash
  Provided by Operating Activities
  Net Income............................  $   9,762,096   $   8,996,847   $   7,081,813
  Other Gains and Losses, net...........       (636,174)       (162,367)         31,750
  Amortization and Accretion............      1,301,630       1,877,989         963,645
  Depreciation..........................      2,651,928       1,866,623       1,571,077
  Write Down of Other Real Estate.......          5,461         158,200          14,818
  Provision for Loan Losses.............      3,609,263       1,097,000         618,500
  Gain on Sale of Securities............       (293,723)       (297,003)       (211,065)
  Loss (Gain) on Sale of Premises and
     Equipment..........................          3,047        (238,962)           (766)
  Gain on Sale of Other Real Estate.....        (67,118)             --            (399)
  Deferred Income Taxes.................     (1,446,460)       (829,409)       (300,290)

    The accompanying notes are an integral part of the financial statements

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                                              1997            1996            1995
                                          -------------   -------------   -------------
  Changes in Operating Assets and
     Liabilities --
     Decrease (Increase) in --
       Interest Receivable..............  $    (446,521)  $     (84,658)  $  (1,229,191)
       Other Assets.....................        127,263         262,386        (424,556)
     Increase (Decrease) in --
       Interest Payable.................      1,277,040        (710,034)      3,007,309
       Other Liabilities................        224,242         607,691         330,156
       Income Taxes Payable.............        470,249        (348,823)        196,698
                                          -------------   -------------   -------------
Net Cash Provided by Operating
  Activities............................  $  16,542,223   $  12,195,480   $  11,649,499
                                          =============   =============   =============
Supplemental Disclosures of Noncash
  Investing and Financing Activities
  Increase in Other Real Estate Owned...  $     455,357   $     632,751   $      55,000
  Unrealized Appreciation (Depreciation)
     of Securities, net of Deferred
     Taxes..............................  $     238,014   $     494,605   $   5,903,139

    The accompanying notes are an integral part of the financial statements

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the company are as follows:

DESCRIPTION OF BUSINESS -- Pioneer Bancshares, Inc. is a bank holding company which owns 100% of the outstanding stock of Pioneer Bank, Valley Bank and Pioneer Bank, f.s.b. Pioneer Bank has two wholly-owned subsidiaries, Center Finance Company, Inc. (formerly Center Loan and Thrift, a wholly-owned subsidiary of Valley Company) and Pioneer Securities, Inc. Marion Properties, Inc. (formerly a wholly-owned subsidiary of Pioneer Bank) was dissolved during 1996. Pioneer Bank also has two trusteed affiliates, Frontier Corporation and Valley Company. Valley Company has one wholly-owned subsidiary, Oneida Life Insurance Company. The banks and Pioneer Bank's subsidiaries and affiliates provide banking, trust, and investment services in southeast Tennessee and north Georgia. Pioneer Bank's principal office is in Chattanooga, Tennessee, Valley Bank's principal office is in Sweetwater, Tennessee, and Pioneer Bank, f.s.b.'s principal office is in East Ridge, Tennessee.

PRINCIPLES OF CONSOLIDATION -- The accompanying consolidated financial statements include the accounts of Pioneer Bancshares, Inc., its wholly-owned subsidiaries and the trusteed affiliates. Frontier Corporation and Valley Company are held in trust for the benefit of Pioneer Bank's stockholder for a period of one hundred years from 1956. At any time, the trusts may be liquidated by a two-thirds vote of Pioneer Bank's stockholder.

Substantially all intercompany transactions, profits and balances have been eliminated.

CASH AND DUE FROM BANKS -- The banks maintain at various financial institutions cash accounts which may exceed federally insured amounts at times.

CASH AND CASH EQUIVALENTS -- For purposes of cash flows, the banks consider Federal Funds Sold to be cash equivalents.

INVESTMENT SECURITIES -- Investment securities considered held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Investment securities considered available-for-sale are adjusted for unrealized holding gains and losses and recorded at fair value. The difference in fair value and cost adjusted for amortization and accretion for securities available-for-sale is shown as a separate component of stockholders' equity net of income tax effects. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

DERIVATIVE FINANCIAL INSTRUMENTS -- The banks enter into variable and fixed rate loan commitments with off-balance-sheet risk. The contract amounts and nature and terms of the commitments are disclosed separately in the notes to the consolidated financial statements. The banks hold no other instruments meeting the definition of derivative financial instruments as defined by Statement of Accounting Standards No. 119.

INSTALLMENT LOANS -- Unearned interest, relating principally to installment loans made on a discount basis, is stated at the amount refundable upon prepayment. Interest income on these loans is recognized on scheduled payment dates by use of the sum-of-the-months digits method.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

ALLOWANCE FOR LOAN LOSSES -- The banks provide for loan losses on a reserve basis and include in operating expenses an estimated amount for credit losses determined by management based on loan loss experience and evaluation of potential loss in the current loan portfolio. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Certain loans on which the accrual of interest is discontinued are considered impaired and are carried at the fair value of their underlying collateral. Any difference between the loan's fair value and carrying amount is recorded as a reserve for loan losses.

INTEREST INCOME ON LOANS -- Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

LOAN ORIGINATION FEES -- Loan origination fees and related direct incremental loan costs are offset and the resulting net amount is deferred and taken into income as a loan yield adjustment using a method which approximates the level yield method.

PREMISES AND EQUIPMENT -- Premises and equipment are stated at cost less accumulated depreciation. Expenditures for repairs, maintenance and minor improvements are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and related accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the depreciable assets. Deferred income taxes are provided for differences in the computation of depreciation for book and tax purposes.

INTANGIBLE ASSETS -- Intangible assets are amortized over the following lives:

                                                               LIFE
                                                               ----
     Organization Costs..................................        5 years
     Goodwill............................................    18-40 years
     Core Deposit Intangibles............................       10 years

The company reviews recoverability of the carrying value of goodwill using projections of future cash flows and future earnings. The company's basis for write-offs of the carrying value of goodwill is based on management's best estimate of the future performance of the affected entity.

FORECLOSED ASSETS -- Foreclosed assets are stated at the lower of their carrying amount or current fair value less the cost to sell.

POSTRETIREMENT BENEFITS -- The expected cost of providing post-retirement benefits to employees, employee beneficiaries and covered dependents is accrued during the years that employees render services to the banks or related companies.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

INCOME TAXES -- Deferred income taxes arise from temporary differences between the income tax basis and financial reporting basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

COMMON STOCK DATA -- During 1997, the Company adopted SFAS 128, "Earnings per Share," which specifies the computation, presentation and disclosure requirements for earnings per share. SFAS 128 replaces the presentation of primary and fully diluted earnings per share with basic and diluted net income per share. Basic net income per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period plus the effect of dilutive common stock equivalents. Previously reported earnings per share have been restated to conform with the new presentation and disclosure requirements of SFAS 128. There was no change in the computation of earnings per share for previously reported years under SFAS 128.

TRUST DEPARTMENT ASSETS -- Property (other than cash deposits) held by the banks in a fiduciary or agency capacity for their customers is not included in the consolidated balance sheets, since such items are not assets of the banks.

ADVERTISING COSTS -- Advertising costs are charged to expense when incurred. Advertising costs totaled $391,961 for 1997, $387,932 for 1996 and $382,632 for 1995.

ESTIMATES AND UNCERTAINTIES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS -- Certain reclassifications have been made to prior years' financial statements to conform with the current year presentation.

RESTRICTIONS ON CASH AND DUE FROM BANKS

The company's banking subsidiaries are required to maintain average reserve balances based on a percentage of deposits. The average amounts of these reserves required were approximately $14,721,000 for 1997 and $14,556,000 for 1996.

INVESTMENT SECURITIES

Investment securities are classified into three categories: held-to-maturity, available-for-sale and trading. For securities to be classified as held-to-maturity, the bank must demonstrate the positive intent and ability to hold the securities to maturity. Trading securities, of which the banks have none, are securities bought and held principally for the purpose of selling them in the near future. Available-for-sale securities are those securities not classified as held-to-maturity or trading.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

Investment securities as of December 31, 1997, are summarized as follows:

                          AMORTIZED     UNREALIZED   UNREALIZED   APPROXIMATE
                             COST         GAINS        LOSSES     MARKET VALUE
                         ------------   ----------   ----------   ------------
AVAILABLE-FOR-SALE
U.S. Treasury --
  Maturing within one
     year..............  $ 19,984,858   $   66,488    $ 3,410     $ 20,047,936
  Maturing after one
     but within five
     years.............    19,147,397      143,418      1,557       19,289,258
                         ------------   ----------    -------     ------------
                           39,132,255      209,906      4,967       39,337,194
                         ------------   ----------    -------     ------------
U.S. Government
  Agencies --
  Maturing within one
     year..............     4,980,402       12,929      2,048        4,991,283
  Maturing after one
     but within five
     years.............    16,019,186       79,895     24,602       16,074,479
  Maturing after five
     but within ten
     years.............     2,014,534           37      1,989        2,012,582
  Maturing after ten
     years.............    17,360,336      301,816         60       17,662,092
                         ------------   ----------    -------     ------------
                           40,374,458      394,677     28,699       40,740,436
                         ------------   ----------    -------     ------------
State and Political
  Subdivisions --
  Maturing within one
     year..............     5,532,081       38,229         --        5,570,310
  Maturing after one
     but within five
     years.............    24,760,591      351,678      5,024       25,107,245
  Maturing after five
     but within ten
     years.............    23,319,971      741,433      1,594       24,059,810
  Maturing after ten
     years.............     7,125,023      327,317         --        7,452,340
                         ------------   ----------    -------     ------------
                           60,737,666    1,458,657      6,618       62,189,705
                         ------------   ----------    -------     ------------
Corporate Debt --
  Maturing after one
     but within five
     years.............     5,802,959       22,409     18,126        5,807,242
  Maturing after ten
     years.............     2,600,000       20,313         --        2,620,313
                         ------------   ----------    -------     ------------
                            8,402,959       42,722     18,126        8,427,555
                         ------------   ----------    -------     ------------

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                          AMORTIZED     UNREALIZED   UNREALIZED   APPROXIMATE
                             COST         GAINS        LOSSES     MARKET VALUE
                         ------------   ----------   ----------   ------------
Other --
  Maturing within one
     year..............  $  4,320,222   $       --    $    --     $  4,320,222
  Maturing after one
     but within five
     years.............        87,000           --         --           87,000
  Maturing after five
     but within ten
     years.............       104,190           --         --          104,190
  Maturing after ten
     years.............     1,484,414           --         --        1,484,414
                         ------------   ----------    -------     ------------
                            5,995,826           --         --        5,995,826
                         ------------   ----------    -------     ------------
          Total
             Investment
             Securities
         Available-for-
             Sale......  $154,643,164   $2,105,962    $58,410     $156,690,716
                         ============   ==========    =======     ============
HELD-TO-MATURITY
U.S. Government
  Agencies --
  Maturing within one
     year..............  $ 24,941,257   $       --    $20,763     $ 24,920,494
  Maturing after one
     but within five
     years.............    10,485,897       53,716         --       10,539,613
  Maturing after five
     but within ten
     years.............     8,446,784       95,479         --        8,542,263
  Maturing after ten
     years.............     4,522,539       61,906         --        4,584,445
                         ------------   ----------    -------     ------------
          Total
             Investment
             Securities
             Held-to-
            Maturity...  $ 48,396,477   $  211,101    $20,763     $ 48,586,815
                         ============   ==========    =======     ============

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

Investment securities as of December 31, 1996, are summarized as follows:

                          AMORTIZED     UNREALIZED   UNREALIZED   APPROXIMATE
                             COST         GAINS        LOSSES     MARKET VALUE
                         ------------   ----------   ----------   ------------
AVAILABLE-FOR-SALE
U.S. Treasury --
  Maturing within one
     year..............  $ 17,141,424   $   46,790    $  1,954    $ 17,186,260
  Maturing after one
     but within five
     years.............    24,338,707       94,912      46,786      24,386,833
                         ------------   ----------    --------    ------------
                           41,480,131      141,702      48,740      41,573,093
                         ------------   ----------    --------    ------------
U.S. Government
  Agencies --
  Maturing within one
     year..............     6,026,699       34,702       2,760       6,058,641
  Maturing after one
     but within five
     years.............    17,276,312      124,625     163,832      17,237,105
  Maturing after five
     but within ten
     years.............     2,114,363       24,759          --       2,139,122
  Maturing after ten
     years.............    12,195,041      209,715          --      12,404,756
                         ------------   ----------    --------    ------------
                           37,612,415      393,801     166,592      37,839,624
                         ------------   ----------    --------    ------------
State and Political
  Subdivisions --
  Maturing within one
     year..............     3,068,831       30,385         995       3,098,221
  Maturing after one
     but within five
     years.............    42,817,254      645,274     133,138      43,329,390
  Maturing after five
     but within ten
     years.............    31,769,219      761,453      74,982      32,455,690
  Maturing after ten
     years.............     1,875,207       95,536          10       1,970,733
                         ------------   ----------    --------    ------------
                           79,530,511    1,532,648     209,125      80,854,034
                         ------------   ----------    --------    ------------
Corporate Debt --
  Maturing within one
     year..............     6,055,142        2,988      44,930       6,013,200
  Maturing after one
     but within five
     years.............    20,149,319      207,290      97,613      20,258,996
                         ------------   ----------    --------    ------------
                           26,204,461      210,278     142,543      26,272,196
                         ------------   ----------    --------    ------------

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                          AMORTIZED     UNREALIZED   UNREALIZED   APPROXIMATE
                             COST         GAINS        LOSSES     MARKET VALUE
                         ------------   ----------   ----------   ------------
Other --
  Maturing within one
     year..............  $  3,888,325   $       --    $     --    $  3,888,325
  Maturing after one
     but within five
     years.............       145,333           --          --         145,333
  Maturing after five
     but within ten
     years.............       169,165           --          --         169,165
  Maturing after ten
     years.............     1,448,219           --          --       1,448,219
                         ------------   ----------    --------    ------------
                            5,651,042           --          --       5,651,042
                         ------------   ----------    --------    ------------
          Total
             Investment
             Securities
         Available-for-
             Sale......  $190,478,560   $2,278,429    $567,000    $192,189,989
                         ============   ==========    ========    ============
HELD-TO-MATURITY
U.S. Government
  Agencies --
  Maturing within one
     year..............  $  4,053,597   $       --    $  3,146    $  4,050,451
  Maturing after one
     but within five
     years.............    38,242,143       10,002     116,119      38,136,026
  Maturing after five
     but within ten
     years.............    10,965,317        6,515          --      10,971,832
  Maturing after ten
     years.............     6,147,947       12,688          --       6,160,635
                         ------------   ----------    --------    ------------
          Total
             Investment
             Securities
             Held-to-
            Maturity...  $ 59,409,004   $   29,205    $119,265    $ 59,318,944
                         ============   ==========    ========    ============

Included in U.S. Government Agencies are certain mortgage-backed securities which may mature earlier because of principal prepayments. They are as follows:

                                                   1997          1996
                                                -----------   -----------
AVAILABLE-FOR-SALE
  Carrying Value..............................  $15,911,907   $12,195,041
                                                ===========   ===========
  Approximate Market Value....................  $16,213,723   $12,404,756
                                                ===========   ===========
HELD-TO-MATURITY
  Carrying Value..............................  $16,253,116   $20,921,424
                                                ===========   ===========
  Approximate Market Value....................  $16,122,974   $20,590,450
                                                ===========   ===========

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

Securities pledged to secure various public deposits and other balances have an amortized cost of $126,534,828 and a market value of $127,637,005 as of December 31, 1997, and an amortized cost of $137,940,623 and a market value of $138,105,735 as of December 31, 1996.

Proceeds from sales of securities totaled $83,373,393 for 1997, $52,255,678 for 1996 and $35,589,478 for 1995. Gross gains realized on sales totaled $550,423 for 1997, $354,082 for 1996 and $345,433 for 1995. Gross losses realized on those sales totaled $256,700 for 1997, $57,079 for 1996 and $134,368 for 1995.

As permitted by the Financial Accounting Standards Board, the banks made a one-time reclassification of certain securities prior to December 31, 1995. Securities transferred from the held-to-maturity to the available-for-sale classification had amortized cost of $75,752,721 and unrealized gain of $328,486, net of tax, as of the date of transfer. Securities transferred from available-for-sale to held-to-maturity had a carrying value of $78,039,861 and an unrealized loss, net of tax, of $432,649 as of the date of transfer.

LOANS

Loans by type are summarized as follows:

                                                  1997           1996
                                              ------------   ------------
Real Estate Loans...........................  $388,245,000   $333,851,000
Commercial and Industrial Loans.............   161,902,710    106,426,000
Loans to Individuals for Household, Family
  and Other Consumer Expenditures...........    92,321,200     75,840,000
Other Loans.................................     8,764,780      8,731,826
                                              ------------   ------------
          Total Loans.......................   651,233,690    524,848,826
Unearned Interest and Loan Fees.............    (1,476,030)    (1,596,242)
Allowance for Loan Losses...................    (7,836,582)    (5,758,048)
                                              ------------   ------------
          Net Loans.........................  $641,921,078   $517,494,536
                                              ============   ============

Certain directors of Pioneer Bank, Valley Bank and Pioneer Bank, f.s.b. and companies in which they are principal owners, officers and/or directors were loan customers of the banks during 1997 and 1996. In the opinion of management, such loans are made in the ordinary course of business at normal credit terms including interest rate and collateralization. Loans to these persons and to their related organizations totaled $6,476,194 as of December 31, 1997 and $5,051,576 as of December 31, 1996. During 1997, $6,844,844 of these loans were made and repayments totaled $5,420,226.

Loans, including impaired loans, on which the accrual of interest has been discontinued or reduced totaled $1,835,555 as of December 31, 1997 and $1,744,703 as of December 31, 1996. If interest on such loans had been accrued, such income would have approximated $129,894 for 1997, $150,299 for 1996 and $87,311 for 1995.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

ALLOWANCE FOR LOAN LOSSES

Transactions in the allowance for loan losses are summarized as follows:

                                        1997          1996          1995
                                     -----------   -----------   ----------
Allowance for Loan
  Losses -- beginning of year......  $ 5,758,048   $ 5,871,790   $5,355,354
  Provision for Loan Losses........    3,609,263     1,097,000      618,500
  Loans Charged Off................   (2,091,979)   (2,608,561)    (529,686)
  Recoveries.......................      561,250     1,397,819      427,622
                                     -----------   -----------   ----------
Allowance for Loan Losses -- end of
  year.............................  $ 7,836,582   $ 5,758,048   $5,871,790
                                     ===========   ===========   ==========

Because of uncertainties inherent in the estimation process, management's estimate of credit losses in the loan portfolio and the related allowance may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Impaired loans and related information are as follows:

                                                      1997        1996
                                                    ---------   --------
Principal Balance.................................  $ 492,004   $ 59,236
Allowance for Loan Losses.........................   (247,309)   (29,877)
                                                    ---------   --------
Unreserved Portion of Impaired Loans..............  $ 244,695   $ 29,359
                                                    =========   ========
Average Principal Balance -- Year to Date.........  $  82,658   $ 78,879
                                                    =========   ========

Interest income on impaired loans is recognized only after the principal balance is deemed current. The allowance for loan losses above is a portion of the banks' total allowance for loan losses.

No interest income was recognized on these loans for the three years ended December 31, 1997.

PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

                                                  1997           1996
                                              ------------   ------------
Land........................................  $  3,865,301   $  3,122,924
Buildings and Improvements..................    20,118,446     17,720,357
Equipment...................................    14,497,177     12,796,890
Livestock...................................        64,725         73,824
                                              ------------   ------------
                                                38,545,649     33,713,995
Accumulated Depreciation....................   (15,805,315)   (13,472,275)
                                              ------------   ------------
                                              $ 22,740,334   $ 20,241,720
                                              ============   ============

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

Depreciation expense is summarized as follows:

                                          1997         1996         1995
                                       ----------   ----------   ----------
Net Occupancy Expense................  $1,010,790   $  798,288   $  599,583
Furniture and Equipment Expense......   1,625,870    1,057,068      963,387
Other................................      15,268       11,267        8,107
                                       ----------   ----------   ----------
                                       $2,651,928   $1,866,623   $1,571,077
                                       ==========   ==========   ==========

DEPOSITS

The aggregate amounts of maturities for time deposits having a remaining term of more than one year as of December 31, 1997, are as follows:

1999............................................  $31,126,511
2000............................................    5,029,395
2001 and 2002...................................    8,656,989
Thereafter......................................       29,829

BUSINESS COMBINATION

On June 15, 1995, Pioneer Bank acquired all of the deposits and certain facilities, furnishings and equipment of three NationsBank branches in Marion County in a combination accounted for as a purchase. The results of operations for the three branches are included in the financial statements since the date of acquisition. The total cost of the acquisition was $8,383,409. Deposits of $70,700,471 were also assumed. The total cost of the acquisition exceeded the fair value of the net assets acquired by $7,246,798. The excess is being amortized as a core deposit intangible over ten years.

On November 30, 1995, the company acquired Sweetwater Valley Corp. in a business combination accounted for as a pooling of interests. Sweetwater Valley Corp. was a one bank holding company owning all of the outstanding common stock of Valley Bank. As a part of the merger, Sweetwater Valley Corp. was dissolved. Valley Bank became a wholly-owned subsidiary of the company through the exchange of 479,956 shares of the company's common stock for all of the outstanding stock of Sweetwater Valley Corp. The financial statements for 1995 are based on the assumption that the companies were combined for the full year, and financial statements for prior years have been restated to give effect to the combination.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

Separate results of operations for the periods prior to the merger with Sweetwater Valley Corp. are as follows:

                                                                  UNAUDITED
                                                               11 MONTHS ENDED
                                                              NOVEMBER 30, 1995
                                                              -----------------
NET INTEREST INCOME, AFTER PROVISION FOR LOAN LOSSES
  Pioneer Bancshares, Inc...................................     $16,836,825
  Sweetwater Valley Corp....................................       6,247,748
                                                                 -----------
  Combined..................................................     $23,084,573
                                                                 ===========
NET INCOME
  Pioneer Bancshares, Inc...................................     $ 5,156,108
  Sweetwater Valley Corp....................................       1,717,660
                                                                 -----------
  Combined..................................................     $ 6,873,768
                                                                 ===========
OTHER CHANGES IN STOCKHOLDERS' EQUITY
  Pioneer Bancshares, Inc...................................     $ 2,158,218
  Sweetwater Valley Corp....................................       1,018,101
                                                                 -----------
  Combined..................................................     $ 3,176,319
                                                                 ===========

PIONEER BANK, F.S.B.

Pioneer Bank, f.s.b. commenced operations as a federal savings bank on September 9, 1997. Eight million dollars was contributed by the company for 100% of the bank's stock. The company funded this contribution by a special dividend from one of its banking subsidiaries.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the bank's financial instruments are as follows:

                                       1997                          1996
                            ---------------------------   ---------------------------
                              CARRYING         FAIR         CARRYING         FAIR
                               AMOUNT         VALUE          AMOUNT         VALUE
                            ------------   ------------   ------------   ------------
Financial Assets --
  Cash and short-term
     investments..........  $ 65,703,301   $ 65,703,301   $ 57,565,542   $ 57,565,542
  Investment securities...   205,087,193    205,277,531    251,598,993    251,508,933
  Loans...................   649,757,660    647,348,094    523,252,584    523,809,697
  Allowance for loan
     losses...............    (7,836,582)    (7,836,582)    (5,758,048)    (5,758,048)
                            ------------   ------------   ------------   ------------
                            $912,711,572   $910,492,344   $826,659,071   $827,126,124
                            ============   ============   ============   ============
Financial Liabilities --
  Deposits --
     Noninterest bearing
       demand.............  $126,684,077   $126,684,077   $125,529,309   $125,529,309
     Interest bearing
       demand.............   132,754,860    132,754,860    120,146,268    120,146,268
     Savings..............   111,155,719    111,155,719    111,748,510    111,748,510
     Certificates of
       deposit of $100,000
       or more............    70,584,736     68,420,272     56,086,477     56,412,475
     Time deposits of less
       than $100,000......   307,241,495    297,518,124    279,056,446    275,556,255
     Other borrowings.....    38,000,000     38,000,000     10,000,000     10,000,000
                            ------------   ------------   ------------   ------------
                            $786,420,887   $774,533,052   $702,567,010   $699,392,817
                            ============   ============   ============   ============
Unrecognized Financial
  Instruments --
  Commitments to extend
     credit...............  $114,348,440   $114,348,440   $ 93,557,932   $ 93,557,932
  Standby letters of
     credit...............     3,648,810      3,648,810      3,650,766      3,650,766
  Credit card
     arrangements.........    10,678,346     10,678,346      8,811,081      8,811,081

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND SHORT-TERM INVESTMENTS -- For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

INVESTMENT SECURITIES -- For securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

LOAN RECEIVABLES -- For certain homogeneous categories of loans, such as some residential mortgages, credit card receivables, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

DEPOSIT LIABILITIES -- The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

OTHER BORROWINGS -- The fair value of the company's other borrowings is estimated using discounted cash flow analysis based on the company's current incremental borrowing rate for similar types of borrowing arrangements.

INCOME TAXES

The income tax provision consists of the following:

                                               1997          1996          1995
                                            -----------   -----------   -----------
Current Provision.........................  $ 5,611,426   $ 3,883,591   $ 2,724,523
Deferred Provision........................   (1,446,460)     (829,409)     (300,290)
                                            -----------   -----------   -----------
Income Tax Provision......................  $ 4,164,966   $ 3,054,182   $ 2,424,233
                                            ===========   ===========   ===========

Reconciliation of the income tax provision to statutory rates is as follows:

                                               1997          1996          1995
                                            -----------   -----------   -----------
Federal Income Tax at Statutory Rate......  $ 4,735,200   $ 4,097,350   $ 3,232,056
Tax-Exempt Interest.......................   (1,142,803)   (1,291,906)   (1,281,994)
Other.....................................       49,723      (140,384)      (22,367)
Nondeductible Acquisition Costs...........           --            --       131,598
State Income Taxes -- net of federal
  income tax benefit......................      522,846       389,122       364,940
                                            -----------   -----------   -----------
Income Tax Provision......................  $ 4,164,966   $ 3,054,182   $ 2,424,233
                                            ===========   ===========   ===========

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

The tax effects of each type of significant item that gave rise to deferred taxes are:

                                                             1997         1996
                                                          ----------   ----------
Deferred Tax Assets
  Loan Loss Reserve.....................................  $2,626,119   $1,009,733
  Unearned Loan Fees....................................      88,644      204,555
  Goodwill..............................................     225,420      148,962
  Other Real Estate.....................................      56,812       87,023
  Post Retirement Benefits..............................     396,599      362,463
  Acquisition Costs.....................................     126,419      122,418
                                                          ----------   ----------
                                                           3,520,013    1,935,154
                                                          ----------   ----------
Deferred Tax Liabilities
  Property and Equipment................................     217,762      291,869
  Investment Securities.................................     663,647      508,902
  Federal Home Loan Bank Stock..........................     246,610       80,000
  Other.................................................      93,472       59,176
                                                          ----------   ----------
                                                           1,221,491      939,947
                                                          ----------   ----------
Net Deferred Tax Assets.................................  $2,298,522   $  995,207
                                                          ==========   ==========

401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

The company has a 401(k) and Employee Stock Ownership Plan (the plan) covering employees meeting certain age and service requirements. The plan is structured so that employees can contribute to the plan on a tax deductible basis and have their contributions invested in various investment funds offered under the plan. The company may use the plan as a leveraged ESOP to purchase stock in Pioneer Bancshares, Inc. and allocate that stock to employees over a period of time as the ESOP loan used to purchase the stock is paid down. As of December 31, 1997, the plan was not leveraged. The plan permits, but does not require, the company to make an employer matching contribution during any plan year. Employer contributions which represent 50% of the first 6% of employees' contributions to the plan totaled $192,954 for 1997, $167,426 for 1996 and $122,751 for 1995.

An employee stock ownership plan is available for all full-time employees at Valley Bank. All persons employed on the last day of the plan year are eligible to participate in the employee stock ownership plan. As of December 31, 1995, the Valley Bank ESOP was merged into the company's plan. Contributions to the plan were $531,764 for 1997, $294,429 for 1996 and $343,787 for 1995.

The number of allocated shares of the company's common stock held in the ESOP was 90,484 shares as of December 31, 1997, 101,175 shares as of December 31, 1996, and none as of December 31, 1995. As of December 31, 1997, 1996 and 1995, there were no unearned ESOP shares.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

The plan issues a put option to any participant who receives a distribution of company stock. The put option permits the participant to sell distributed company stock to the company during two option periods at the fair market value at the date of exercise of the option. The first put option period is a period of at least sixty days beginning on the date of distribution of company stock to the participant. The second put option period is a period of at least sixty days beginning after the next determination of fair market value of company stock by independent appraisal in the plan year following the distribution. As of December 31, 1996, 3,270 allocated shares with a fair value of $120,990 were subject to the put options. No shares were subject to the put options as of December 31, 1997 or 1995.

LONG-TERM INCENTIVE PLAN

The company established a long-term incentive plan (the plan) during 1994 for eligible employees. The total number of shares that may be issued under the plan may not exceed 200,000 shares.

Under the terms of the plan, incentive stock options to purchase shares of the company's common stock are granted at a price not less than the fair market value of the stock at the date of grant. Options may be exercised within ten years after the date the incentive stock option is granted.

The plan includes nonqualified stock options which shall be exercisable only during a term fixed by the Stock Option Committee. The company may elect to grant nonqualified stock options at a price less than the fair market value of the common stock at the time the option is granted.

The plan also allows for granting of stock appreciation rights in connection with grant of an option. Upon exercise of a stock appreciation right, the holder may receive no more than an amount payable in cash and/or in shares of common stock equal to the difference between the fair market value of common stock and the exercise price.

Also included in the plan are detached stock appreciation rights which the Stock Option Committee may grant without granting options. The Committee also determines whether these rights are fully vested upon grant or whether they vest over a specific time period. Upon exercise of a detached stock appreciation right, the holder shall be entitled to a payment equal to the fair market value of one share of common stock on the date exercised, reduced by the fair market value of one share of common stock on the grant date.

Exercise of both stock appreciation rights and detached stock appreciation rights is subject to conditions specified by the plan.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

The following table summarizes the activity relating to incentive stock options during 1997, 1996 and 1995:

                                                 NUMBER      OPTION PRICE
                                                OF SHARES      PER SHARE
                                                ---------    -------------
BALANCE AT DECEMBER 31, 1994..................         0          N/A
  Options Granted.............................     2,000        $36.85*
  Options Granted.............................    40,000       $33.50**
                                                 -------
BALANCE AT DECEMBER 31, 1995..................    42,000
  Options Forfeited...........................    (1,200)       $33.50
  Options Granted.............................     2,000        $40.70*
  Options Granted.............................    49,600       $37.00**
                                                 -------
BALANCE AT DECEMBER 31, 1996..................    92,400
  Options Forfeited...........................    (5,600)    $33.50-$37.00
  Options Granted.............................    48,500       $44.00**
                                                 =======
BALANCE AT DECEMBER 31, 1997..................   135,300
                                                 =======

-------------------------

 * Represents 110% of the fair market value of the company's stock as of date of grant.

** Fair market value of the company's stock as of date of grant.

The weighted average exercise price was $38.53 for 1997, $35.61 for 1996 and $33.66 for 1995. The weighted average remaining life of the options outstanding was 9.08 years for 1997, 9.56 years for 1996 and 10 years for 1995. Options exercisable at December 31, 1997, were 11,640 at $33.50 per share. No options were exercisable at December 31, 1996 or December 31, 1995.

The options begin vesting at 30% after the second anniversary date, 60% after the third anniversary date and 100% after the fourth anniversary date.

Statement of Financial Accounting Standards Number 123, "Accounting for Stock Based Compensation," issued in 1995, establishes financial accounting reporting standards for stock based employee compensation plans. The statement defines a fair value based method of accounting for employee stock options and encourages entities to adopt that method. The statement also allows an entity to continue to measure compensation cost of stock options using the intrinsic value based method. The intrinsic value based method requires recording compensation only if stock options are issued at an exercise price below the fair value of its stock. The fair value based method requires the recognition of compensation cost over the employee's service period using an option pricing model that considers the exercise price, the expected life of the option, volatility of the underlying stock, expected dividends on the stock and the risk-free interest rate over the expected life of the option.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

The company has elected to continue recognizing compensation cost using the intrinsic value based method. Compensation cost recognized in 1997, 1996 and 1995 was $0. Under the fair value based method, compensation cost would have been approximately $118,615 for 1997, $0 for 1996 and $0 for 1995. The pro forma effects on the company's net income and earnings per share are as follows:

                                 1997                       1996                       1995
                       ------------------------   ------------------------   ------------------------
                       AS REPORTED   PRO FORMA    AS REPORTED   PRO FORMA    AS REPORTED   PRO FORMA
                       -----------   ----------   -----------   ----------   -----------   ----------
Net Income...........  $9,762,096    $9,688,555   $8,996,847    $8,996,847   $7,081,813    $7,081,813
                       ==========    ==========   ==========    ==========   ==========    ==========
Basic Net Income per
  Share..............  $     2.60    $     2.58   $     2.39    $     2.39   $     1.88    $     1.88
                       ==========    ==========   ==========    ==========   ==========    ==========
Diluted Net Income
  per Share..........  $     2.60    $     2.58   $     2.39    $     2.39   $     1.88    $     1.88
                       ==========    ==========   ==========    ==========   ==========    ==========

Assumptions used to estimate the fair value of the options are as follows:

                                        1997          1996         1995
                                     -----------   ----------   ----------
Risk Free Interest Rate............     5.72%        6.51%        6.10%
Expected Life......................   10 years      10 years     10 years
Expected Volatility................      15%          15%          15%
Expected Dividends.................  $1.00/share   $.87/share   $.84/share

NET INCOME PER SHARE

The reconciliation of the denominators of basic and diluted per share computations is as follows:

                                            1997        1996        1995
                                          ---------   ---------   ---------
Weighted Average Shares Outstanding.....  3,759,912   3,759,912   3,759,912
Effect of Dilutive Stock Options........      1,970          --          --
                                          ---------   ---------   ---------
                                          3,761,882   3,759,912   3,759,912
                                          =========   =========   =========

POSTRETIREMENT HEALTH CARE PLAN

Pioneer Bank pays group health insurance premiums for non-key employees and their eligible dependents who elected to retire under the enhanced early retirement program as of September 30, 1992. The premiums are paid from the actual date of early retirement until the earlier of the date the participant becomes age 65, the date the participant becomes eligible for participation or coverage under another employer's group health plan, or the date the participant and spouse each would be eligible for Medicare coverage.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

Post-retirement expense includes the following components:

                                                        1997      1996
                                                       -------   -------
Interest Cost........................................  $27,886   $22,687
Amortization of Unrecognized Transition Obligation...   57,332    57,332
Amortization of Gain.................................     (686)  (15,146)
                                                       -------   -------
                                                       $84,532   $64,873
                                                       =======   =======

The reconciliation of the funded status of the plan to amounts recognized in the company's consolidated balance sheets is as follows:

                                                     1997        1996
                                                   ---------   ---------
Accumulated Post-retirement Benefit Obligation...  $(369,336)  $(291,271)
Unrecognized Transition Obligation...............    229,327     286,659
Unrecognized Net Gain............................    (43,264)   (137,314)
                                                   ---------   ---------
Accrued Post-retirement Benefit Cost.............  $(183,273)  $(141,926)
                                                   =========   =========

For measurement purposes, the health care cost trend rate assumed is 10% increased to 11% for all future years, 7% decreased by 1% per year for 1 year and leveling at 6% thereafter in 1996 and 8% decreased by 1% per year for 2 years and leveling at 6% thereafter in 1995. The discount rate used is 7.25% in 1997, 1996 and 1995. A 1% increase in health care cost trend rates for 1997 would increase post-retirement expense by $2,072 and the accumulated benefit obligation by $20,500.

POSTRETIREMENT DEFERRED COMPENSATION PLAN

Valley Bank has a deferred compensation plan covering certain officers and directors. Annual contributions are made to the plan and the assets funding the plan consist of life insurance policies on the employees. Employees receive monthly benefits upon retirement.

Post-retirement expense includes the following components:

                                                       1997       1996
                                                      -------   --------
Service Cost........................................  $38,605   $  8,268
Interest Cost.......................................   81,619     48,481
Prior Service Cost..................................       --     36,642
Distributions.......................................  (29,917)   (11,116)
                                                      -------   --------
                                                      $90,307   $ 82,275
                                                      =======   ========

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

The reconciliation of the funded status of the plan to amounts recognized in the company's consolidated financial statements is as follows:

                                                       1997       1996
                                                     --------   --------
Accumulated Post-retirement Benefit Obligation.....  $861,509   $771,202
Fair Value of Plan Assets..........................        --         --
                                                     --------   --------
                                                      861,509    771,202
Unrecognized Net Gain..............................        --         --
                                                     --------   --------
Accrued Post-retirement Cost.......................  $861,509   $771,202
                                                     ========   ========

The plan is funded by insurance contracts totaling $2,611,034 for 1997 and $2,528,098 for 1996 which are recorded as assets of Valley Bank and not the plan.

LONG-TERM DEBT

Long-term debt consists of an advance of $38,000,000 from the Federal Home Loan Bank with maturity dates ranging from April, 1998 to November, 1999 and interest rates ranging from 5.35% to 5.95%.

Collateral consists of all Federal Home Loan Bank stock owned by Pioneer and Valley Banks and eligible mortgage collateral.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                   1997          1996
                                                -----------   -----------
Average Balance During the Year...............  $59,386,415   $43,858,544
Maximum Month-End Balance During the Year.....   72,307,500    51,254,272
Securities Pledged Against the Agreements at
  Year-End:
  Carrying Value, including accrued
     interest.................................   69,115,317    59,631,998

Securities pledged against the repurchase agreements represent a portion of the company's investment portfolio and are held in safekeeping at a correspondent bank.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The banks are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, commitments under credit card arrangements and standby letters of credit. Those instruments involve to varying degrees elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments express the extent of involvement the banks have in particular classes of financial instruments.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

The banks' exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The banks use the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

The banks generally require collateral or other security to support financial instruments with off-balance-sheet credit risk.

FINANCIAL INSTRUMENTS WHOSE CONTRACTS REPRESENT CREDIT RISK

                                                         CONTRACT OR NOTIONAL
                                                       AMOUNT AS OF DECEMBER 31,
                                                      ---------------------------
                                                          1997           1996
                                                      ------------   ------------
Commitments to Extend Credit........................  $261,398,359   $198,785,177
Standby Letters of Credit...........................     3,648,810      3,650,766
Credit Card Arrangements............................    15,538,048     13,224,729

Commitments to extend credit are agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The amount drawn on the total commitments was $152,409,622 for 1997 and $109,676,324 for 1996. Certain
directors of the banks and companies in which they are the principal owners, officers and/or directors had commitments from the banks in the form of contracts which represent credit risk to the banks. In the opinion of management, these commitments are made in the ordinary course of business. The banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the banks on extension of credit is based on management's credit assessment of the counterparty. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment; and existing income-producing commercial properties. The amount collateralized was 77% for 1997 and 69% for 1996.

As of December 31, 1997, loans to one customer and related parties of Pioneer Bank represented 15% of the company's total capital.

STOCK DIVIDEND

During 1996, the Board of Directors authorized a two-for-one stock split, effected as a 100% stock dividend, thereby increasing the number of issued and outstanding shares to 3,759,912. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1995 have been restated to reflect the stock dividend.

PREFERRED STOCK

The Board of Directors is authorized to issue shares of preferred stock in one or more series, and to determine the designations and the powers, preferences and other special rights of each series.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

COMMITMENTS

The company is subject to legal proceedings and claims that arise in the ordinary course of business. In management's opinion, the amount of ultimate liability will not materially affect the financial position or results of operations of the company.

REGULATORY MATTERS

The company and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the company and banks must meet specific capital guidelines that involve quantitative measures of the company and banks' assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The company and banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Pioneer Bank, f.s.b. is required to maintain a ratio of Tier 1 capital to total assets of not less than 8% during the first three years of operations as a condition of approval for deposit insurance by the Federal Deposit Insurance Corporation.

Quantitative measures established by regulation to ensure capital adequacy require the company and banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the company and banks meet all capital adequacy requirements to which they are subject.

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

As of December 31, 1997, the most recent notifications from the Federal Reserve (for the company) and Federal Deposit Insurance Corporation (for the banks) categorized the company and banks as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the company and banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the company and banks' category.

                                                                             TO BE WELL
                                                                          CAPITALIZED UNDER
                                                     FOR CAPITAL          PROMPT CORRECTIVE
                                 ACTUAL           ADEQUACY PURPOSES       ACTION PROVISION
                          --------------------   --------------------   ---------------------
                             AMOUNT      RATIO      AMOUNT      RATIO      AMOUNT      RATIO
                          ------------   -----   ------------   -----   ------------   ------
December 31, 1997
  Total Capital (To Risk
    Weighted Assets)
    Pioneer Bancshares,
       Inc. and
       Subsidiaries.....  $100,992,581   13.99%  >$57,737,347   >8.00%  >$72,171,683   >10.00%
                                                 -              -       -              -
    Pioneer Bank and
       Subsidiaries.....    72,632,586   12.62   > 46,045,152   >8.00   > 57,556,440   >10.00
                                                 -              -       -              -
    Valley Bank.........    17,722,886   13.18   > 10,757,055   >8.00   > 13,446,319   >10.00
                                                 -              -       -              -
    Pioneer Bank,
       f.s.b............     7,807,180   77.24   >    817,473   >8.00   >  1,021,841   >10.00
                                                 -              -       -              -
  Tier 1 Capital (To
    Risk Weighted
    Assets)
    Pioneer Bancshares,
       Inc. and
       Subsidiaries.....  $ 93,155,998   12.91%  >$28,868,673   >4.00%  >$43,303,010   > 6.00%
                                                 -              -       -              -
    Pioneer Bank and
       Subsidiaries.....    66,424,274   11.54   > 23,022,576   >4.00   > 34,533,864   > 6.00
                                                 -              -       -              -
    Valley Bank.........    16,225,268   12.07   >  5,378,528   >4.00   >  8,067,792   > 6.00
                                                 -              -       -              -
    Pioneer Bank,
       f.s.b............     7,676,527   75.96   >    408,736   >4.00   >    613,105   > 6.00
                                                 -              -       -              -
  Tier 1 Capital (To
    Average Assets)
    Pioneer Bancshares,
       Inc. and
       Subsidiaries.....  $ 93,155,998   10.29%  >$37,891,600   >4.00%  >$47,364,500   > 5.00%
                                                 -              -       -              -
    Pioneer Bank and
       Subsidiaries.....    66,424,274    9.64   > 28,859,400   >4.00   > 36,074,250   > 5.00
                                                 -              -       -              -
    Valley Bank.........    16,225,268    9.16   >  7,418,240   >4.00   >  9,272,800   > 5.00
                                                 -              -       -              -
    Pioneer Bank,
       f.s.b............     7,676,527   49.61   >    618,848   >4.00   >    773,560   > 5.00
                                                 -              -       -              -

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                                                                             TO BE WELL
                                                                          CAPITALIZED UNDER
                                                     FOR CAPITAL          PROMPT CORRECTIVE
                                 ACTUAL           ADEQUACY PURPOSES       ACTION PROVISION
                          --------------------   --------------------   ---------------------
                             AMOUNT      RATIO      AMOUNT      RATIO      AMOUNT      RATIO
                          ------------   -----   ------------   -----   ------------   ------
December 31, 1996
  Total Capital (To Risk
    Weighted Assets)
    Pioneer Bancshares,
       Inc. and
       Subsidiaries.....  $ 92,426,005   14.78%  $ 50,031,136    8.00%  $ 62,538,920    10.00%
    Pioneer Bank and
       Subsidiaries.....    67,785,829   13.36     40,580,620    8.00     50,725,775    10.00
    Valley Bank.........    24,722,295   20.93      9,451,864    8.00     11,814,829    10.00
  Tier 1 Capital (To
    Risk Weighted
    Assets)
    Pioneer Bancshares,
       Inc. and
       Subsidiaries.....  $ 86,667,198   13.86%  $ 25,015,568    4.00%  $ 37,523,352     6.00%
    Pioneer Bank and
       Subsidiaries.....    63,188,884   12.46     20,290,310    4.00     30,435,465     6.00
    Valley Bank.........    23,560,433   19.94      4,725,932    4.00      7,088,898     6.00
  Tier 1 Capital (To
    Average Assets)
    Pioneer Bancshares,
       Inc. and
       Subsidiaries.....  $ 86,667,198   10.55%  $ 33,909,280    4.00%  $ 42,386,600     5.00%
    Pioneer Bank and
       Subsidiaries.....    67,785,829   10.44     26,835,040    4.00     33,543,600     5.00
    Valley Bank.........    23,560,433   13.52      7,073,880    4.00      8,842,350     5.00

SUPPLEMENTAL FINANCIAL DATA

Components of other noninterest expenses in excess of 1% of income for the respective periods are as follows:

                                          1997         1996         1995
                                       ----------   ----------   ----------
FDIC Insurance Premiums..............  $   44,489   $    3,180   $  678,444
                                       ==========   ==========   ==========
Office Supplies......................  $  829,698   $  663,502   $  589,317
                                       ==========   ==========   ==========
Amortization of Core Deposit
  Intangible.........................  $  724,680   $  724,680   $  292,535
                                       ==========   ==========   ==========
Professional Fees....................  $1,142,720   $1,789,554   $1,469,165
                                       ==========   ==========   ==========

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

Condensed financial statements of Pioneer Bancshares, Inc. are summarized as follows:

CONDENSED BALANCE SHEETS

                                                           1997          1996
                                                       ------------   -----------
ASSETS
  Cash...............................................  $  2,357,783   $   107,210
  Investment in Subsidiaries*........................    96,864,084    93,882,143
  Organization Costs, net............................            --        15,527
  Receivable*........................................         1,476         1,476
  Goodwill...........................................        74,108        98,810
  Land...............................................       293,605            --
  Taxes Receivable...................................       514,309            --
  Prepaid Assets.....................................       131,806            --
  Other..............................................           614        13,627
                                                       ------------   -----------
          TOTAL ASSETS...............................  $100,237,785   $94,118,793
                                                       ============   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Other..............................................  $     25,169   $        --
  Taxes Payable......................................            --       195,326
  Accrued Benefits...................................       296,658            --
                                                       ------------   -----------
          Total Liabilities..........................       321,827       195,326
Stockholders' Equity.................................    99,915,958    93,923,467
                                                       ------------   -----------
          Total Liabilities and Stockholders'
             Equity..................................  $100,237,785   $94,118,793
                                                       ============   ===========

CONDENSED STATEMENTS OF INCOME

                                               1997          1996          1995
                                            -----------   -----------   -----------
INCOME
  Management Fees*........................  $ 3,311,434   $ 3,783,704   $        --
  Dividends from Subsidiaries*............   17,423,649     3,271,124     2,837,639
  Other Income............................       92,765        49,993            --
                                            -----------   -----------   -----------
          Total Income....................   20,827,848     7,104,821     2,837,639
                                            -----------   -----------   -----------
EXPENSES
  Salaries and Employee Benefits..........    4,259,006     2,636,697            --
  Other Expense...........................    3,318,443     1,436,386       494,355
                                            -----------   -----------   -----------
          Total Expense...................    7,577,449     4,073,083       494,355
                                            -----------   -----------   -----------

---------------

* Eliminated in Consolidation

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                                               1997          1996          1995
                                            -----------   -----------   -----------
Income Before Income Taxes and Equity in
  Undistributed Earnings of Subsidiary....  $13,250,399   $ 3,031,738   $ 2,343,284
  Provision for Income Taxes..............   (1,569,328)      (80,000)      (47,209)
                                            -----------   -----------   -----------
Income Before Equity in Undistributed
  Earnings of Subsidiary..................   14,819,727     3,111,738     2,390,493
  Equity in Undistributed Earnings of
     Subsidiary*..........................   (5,057,631)    5,885,109     4,691,320
                                            -----------   -----------   -----------
          Net Income......................  $ 9,762,096   $ 8,996,847   $ 7,081,813
                                            ===========   ===========   ===========

CONDENSED STATEMENTS OF CASH FLOWS

                                                   1997          1996          1995
                                                -----------   -----------   -----------
Cash Flows From Operating
  Activities
  Net Income..................................  $ 9,762,096   $ 8,996,847   $ 7,081,813
  Adjustments to Reconcile Net Income to Net
     Cash Provided by Operating Activities --
     Undistributed Earnings of Subsidiary.....    4,707,689    (5,885,109)   (4,691,320)
     Amortization Expense.....................       40,229        45,383        20,680
     Increase in Liabilities..................      126,501       123,030        15,368
     Increase in Other Assets.................     (633,102)      (13,627)           --
     Decrease in Receivables..................           --        84,622            --
                                                -----------   -----------   -----------
          Net Cash Provided by Operating
          Activities..........................   14,003,297     3,351,146     2,426,541
                                                -----------   -----------   -----------
Cash Flows From Investing
  Activities
  Acquisition of Subsidiary...................   (8,000,000)           --        (4,830)
  Acquisition of Land.........................     (293,605)           --            --
                                                -----------   -----------   -----------
          Net Cash Used by Investing
          Activities..........................   (8,293,605)           --        (4,830)
                                                -----------   -----------   -----------
Cash Flows From Financing
  Activities
  Dividends Paid..............................   (3,459,119)   (3,271,124)   (2,525,639)
                                                -----------   -----------   -----------
Net Increase (Decrease) in Cash...............    2,250,573        80,022      (103,928)
Cash -- beginning of year.....................      107,210        27,188       131,116
                                                -----------   -----------   -----------
Cash -- end of year...........................  $ 2,357,783   $   107,210   $    27,188
                                                ===========   ===========   ===========

---------------

* Eliminated in Consolidation

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                                                   1997          1996          1995
                                                -----------   -----------   -----------
Supplemental Disclosures of
  Noncash Investing Activities
  Change in Unrealized Gain on Securities.....  $   238,014   $   494,605   $ 5,903,139
  Inter-company Lease Adjustment *............      350,000            --            --

-------------------------

* Eliminated in Consolidation

                   PIONEER BANCSHARES, INC. AND SUBSIDIARIES

                         QUARTERLY RESULTS (UNAUDITED)

A summary of the unaudited results of operations for each quarter of 1997 and 1996 follows:

                                       FIRST    SECOND     THIRD    FOURTH
                                      QUARTER   QUARTER   QUARTER   QUARTER
                                      -------   -------   -------   -------
                                      (IN THOUSANDS EXCEPT PER SHARE DATA)
1997:
Total interest income...............  $15,265   $16,588   $17,683   $17,700
Total interest expense..............    6,927     7,560     7,700     8,012
                                      -------   -------   -------   -------
Net interest income.................    8,338     9,028     9,983     9,688
Provision for loan losses...........      466     1,155     1,122       866
                                      -------   -------   -------   -------
Total interest income after
  provision for loan losses.........    7,872     7,873     8,861     8,822
Total noninterest income............    2,122     2,169     2,753     2,828
Total noninterest expense...........    6,748     7,187     7,572     7,866
Income tax expense..................      850       840       884     1,591
                                      -------   -------   -------   -------
Net income..........................  $ 2,396   $ 2,015   $ 3,158   $ 2,193
                                      =======   =======   =======   =======
Per common share:
  Net income........................     0.64      0.54      0.84      0.58
  Cash dividend.....................     0.23      0.23      0.23      0.23
Stock price range:
  High..............................    39.00     41.00     44.00     45.00
  Low...............................    37.00     39.00     41.00     44.00
  Close.............................    39.00     41.00     44.00     45.00
1996:
Total interest income...............  $13,476   $14,019   $14,570   $14,899
Total interest expense..............    6,232     6,489     6,685     6,848
                                      -------   -------   -------   -------
Net interest income.................    7,244     7,530     7,885     8,051
Provision for loan losses...........      280       255       221       341
                                      -------   -------   -------   -------
Total interest income after
  provision for loan losses.........    6,964     7,275     7,664     7,710
Total noninterest income............    1,941     1,716     2,096     2,425
Total noninterest expense...........    6,108     6,294     6,368     6,970
Income tax expense..................      776       711       787       780
                                      -------   -------   -------   -------
Net income..........................  $ 2,021   $ 1,986   $ 2,605   $ 2,385
                                      =======   =======   =======   =======
Per common share:
  Net income........................     0.54      0.53      0.69      0.63
  Cash dividend.....................   0.2175    0.2175    0.2175    0.2175
Stock price range:
  High..............................    35.00     35.00     36.00     37.00
  Low...............................    33.50     35.00     35.00     36.00
  Close.............................    35.00     35.00     36.00     37.00

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                          FIRST AMERICAN CORPORATION,

                                      AND

                            PIONEER BANCSHARES, INC.

                            DATED AS OF MAY 28, 1998

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
ARTICLE 1 TRANSACTIONS AND TERMS OF
MERGER................................   A-5
  1.1   Merger........................   A-5
  1.2   Time and Place of Closing.....   A-5
  1.3   Effective Time................   A-6
  1.4   Execution of Stock Option
        Agreement.....................   A-6
  1.5   Bank Merger...................   A-6
ARTICLE 2 TERMS OF MERGER.............   A-6
  2.1   Charter.......................   A-6
  2.2   Bylaws........................   A-6
  2.3   Directors and Officers........   A-6
ARTICLE 3 MANNER OF CONVERTING
  SHARES..............................   A-7
  3.1   Conversion of Shares..........   A-7
  3.2   Anti-Dilution Provisions......   A-7
  3.3   Shares Held by Pioneer or
        Buyer.........................   A-7
  3.4   Dissenting Shareholders.......   A-7
  3.5   Fractional Shares.............   A-8
  3.6   Conversion of Stock Options;
        Restricted Stock..............   A-8
ARTICLE 4 EXCHANGE OF SHARES..........   A-9
  4.1   Exchange Procedures...........   A-9
  4.2   Rights of Former Pioneer
        Shareholders..................  A-10
ARTICLE 5 REPRESENTATIONS AND
  WARRANTIES OF PIONEER...............  A-11
  5.1   Organization, Standing, and
        Power.........................  A-11
  5.2   Authority of Pioneer; No
        Breach By Agreement...........  A-11
  5.3   Capital Stock.................  A-12
  5.4   Pioneer Subsidiaries..........  A-12
  5.5   SEC Filings; Financial
        Statements....................  A-13
  5.6   Absence of Undisclosed
        Liabilities...................  A-14
  5.7   Absence of Certain Changes or
        Events........................  A-14
  5.8   Tax Matters...................  A-14

                                        PAGE
                                        ----
  5.9   Allowance for Possible Loan
        Losses........................  A-15
  5.10  Assets........................  A-16
  5.11  Intellectual Property.........  A-16
  5.12  Environmental Matters.........  A-17
  5.13  Compliance with Laws..........  A-18
  5.14  Labor Relations...............  A-18
  5.15  Employee Benefit Plans........  A-18
  5.16  Material Contracts............  A-20
  5.17  Legal Proceedings.............  A-21
  5.18  Reports.......................  A-21
  5.19  Statements True and Correct...  A-22
  5.20  Accounting, Tax and Regulatory
        Matters.......................  A-22
  5.21  Opinion of Financial
        Advisor.......................  A-22
  5.22  Board Recommendation..........  A-22
  5.23  Derivatives...................  A-23
ARTICLE 6 REPRESENTATIONS AND
  WARRANTIES OF BUYER.................  A-23
  6.1   Organization, Standing, and
        Power.........................  A-23
  6.2   Authority; No Breach By
        Agreement.....................  A-23
  6.3   Capital Stock.................  A-24
  6.4   Reserved......................  A-24
  6.5   SEC Filings; Financial
        Statements....................  A-24
  6.6   Absence of Undisclosed
        Liabilities...................  A-25
  6.7   Absence of Certain Changes or
        Events........................  A-25
  6.8   Tax Matters...................  A-25

                                        PAGE
                                        ----
  6.9   Allowance for Possible Loan
        Losses........................  A-26
  6.10  Assets........................  A-26
  6.11  Intellectual Property.........  A-27
  6.12  Environmental Matters.........  A-27
  6.13  Compliance with Laws..........  A-28
  6.14  Labor Relations...............  A-28
  6.15  Employee Benefit Plans........  A-29
  6.16  Reserved......................  A-30
  6.17  Legal Proceedings.............  A-30
  6.18  Reports.......................  A-30
  6.19  Statements True and Correct...  A-30
  6.20  Accounting, Tax and Regulatory
        Matters.......................  A-30
  6.21  Rights Agreement..............  A-31
ARTICLE 7 CONDUCT OF BUSINESS PENDING
  CONSUMMATION........................  A-31
  7.1   Affirmative Covenants of
        Pioneer.......................  A-31
  7.2   Negative Covenants of
        Pioneer.......................  A-31
  7.3   Covenants of Buyer............  A-33
  7.4   Reserved......................  A-34
  7.5   Adverse Changes in
        Condition.....................  A-34
  7.6   Reports.......................  A-34
ARTICLE 8 ADDITIONAL AGREEMENTS.......  A-34
  8.1   Registration Statement; Proxy
        Statement; Shareholder
        Approval......................  A-34
  8.2   Exchange Listing..............  A-35
  8.3   Applications..................  A-35
  8.4   Filings with State Offices....  A-35
  8.5   Agreement as to Efforts to
        Consummate....................  A-35
  8.6   Investigation and
        Confidentiality...............  A-36
  8.7   Press Releases................  A-36
  8.8   Certain Actions...............  A-36
  8.9   Accounting and Tax
        Treatment.....................  A-37
  8.10  Agreement of Affiliates.......  A-37
  8.11  Employee Benefits and
        Contracts.....................  A-37

                                        PAGE
                                        ----
  8.12  Indemnification...............  A-38
  8.13  Certain Policies of Pioneer...  A-39
  8.14  Coordination of Dividends.....  A-39
  8.15  Director......................  A-39
ARTICLE 9 CONDITIONS PRECEDENT TO
  OBLIGATIONS TO CONSUMMATE...........  A-40
  9.1   Conditions to Obligations of
        Each Party....................  A-40
  9.2   Conditions to Obligations of
        Buyer.........................  A-41
  9.3   Conditions to Obligations of
        Pioneer.......................  A-42
ARTICLE 10 TERMINATION................  A-43
  10.1  Termination...................  A-43
  10.2  Effect of Termination.........  A-47
  10.3  Non-Survival of
        Representations and
        Covenants.....................  A-47
ARTICLE 11 MISCELLANEOUS..............  A-47
  11.1  Definitions...................  A-47
  11.2  Expenses......................  A-55
  11.3  Brokers and Finders...........  A-55
  11.4  Entire Agreement..............  A-56
  11.5  Amendments....................  A-56
  11.6  Waivers.......................  A-56
  11.7  Assignment....................  A-57
  11.8  Notices.......................  A-57
  11.9  Governing Law.................  A-57
        Counterparts..................  A-57
 11.10
        Captions; Articles and
 11.11  Sections......................  A-57
        Interpretations...............  A-57
 11.12
        Enforcement of Agreement......  A-58
 11.13
        Severability..................  A-58
 11.14

                                LIST OF EXHIBITS

EXHIBIT NUMBER                   DESCRIPTION
--------------                   -----------
      1.                         Form of Stock Option Agreement. (sec.sec. 1.4, 11.1).
                                 Form of agreement of affiliates of Pioneer. (sec.sec.
      2.                         8.13, 9.2(g)).
                                 Matters as to which Alston & Bird LLP will opine.
      3.                         (sec. 9.2(d)).
                                 Matters as to which First American's General Counsel
      4.                         will opine. (sec.9.3(d)).

                          AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of May 28, 1998, by and between FIRST AMERICAN CORPORATION ("Buyer"), a Tennessee corporation; and PIONEER BANCSHARES, INC. ("Pioneer"), a Delaware corporation.

                                    PREAMBLE

The respective Boards of Directors of Pioneer and Buyer have determined that the transactions described herein are in the best interests of the parties to this Agreement and their respective shareholders. This Agreement provides for the acquisition of Pioneer by Buyer pursuant to the merger of Pioneer with and into Buyer. At the effective time of such merger, the outstanding shares of the capital stock of Pioneer shall be converted into the right to receive shares of the common stock of Buyer (except as provided herein). As a result, shareholders of Pioneer shall become shareholders of Buyer and Buyer shall continue to conduct the business and operations of Pioneer. The transactions described in this Agreement are subject to the approvals of the shareholders of Pioneer, the Board of Governors of the Federal Reserve System, the Comptroller of the Currency, the Office of Thrift Supervision, and/or the Tennessee Department of Financial Institutions and the satisfaction of certain other conditions described in this Agreement. The parties to this Agreement intend that the Merger qualify for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and qualify for accounting purposes as a pooling of interests.

Immediately after the execution and delivery of this Agreement, as a condition and inducement to Buyer's willingness to enter into this Agreement, Pioneer and Buyer are entering into a stock option agreement the form of which is attached hereto as Exhibit 1, pursuant to which Pioneer will grant to Buyer an option to purchase shares of Pioneer Common Stock.

Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual warranties, representations, covenants, and agreements set forth herein, and other good and valuable consideration, the sufficiency and receipt of which are acknowledged, the parties, intending to be legally bound, agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Pioneer shall be merged with and into Buyer in accordance with the provisions of Section 252 of the DGCL and Section 48-21-102 of the TBCA and with the effect provided in Section 259 of the DGCL and Section 48-21-108 of the TBCA (the "Merger"). Buyer shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Tennessee. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Pioneer and Buyer.

1.2 Time and Place of Closing. The closing of the transactions contemplated hereby (the "Closing") will take place at 10:00 A.M. on the day before the Effective Time occurs, or

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

at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at Buyer's offices at First American Center, Nashville, Tennessee, or such location as may be mutually agreed upon by the Parties.

1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware and the Secretary of State of Tennessee (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the first business day following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of Pioneer approve this Agreement to the extent such approval is required by applicable Law.

1.4 Execution of Stock Option Agreement. Immediately following the execution of this Agreement by the Parties and as a condition thereto, Pioneer will execute and deliver to Buyer a stock option agreement (the "Stock Option Agreement"), in substantially the form of Exhibit 1 hereto, pursuant to which Pioneer is granting to Buyer an option to purchase 19.9% of the outstanding shares of Pioneer Common Stock.

1.5 Bank Merger. Buyer may, in its discretion, effective at or after the Effective Time, merge one or more of Pioneer Bank, Valley Bank or Pioneer Bank, f.s.b. (collectively the "Pioneer Banks") with and into FANB (the "Bank Merger"), pursuant to the terms and conditions of a Bank Plan of Merger ("Bank Plan") providing therefor. The Bank Plan shall be executed and the transactions contemplated therein shall be consummated at such time as Buyer directs. If the Bank Plan is executed prior to the Effective Time, Pioneer shall vote the shares of capital stock of Pioneer Bank in favor of the Bank Plan and the Bank Merger provided therein.

                                   ARTICLE 2

                                TERMS OF MERGER

2.1 Charter. The Charter of Buyer in effect immediately prior to the Effective Time shall be the Charter of the Surviving Corporation until duly amended or repealed.

2.2 Bylaws. The Bylaws of Buyer in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until duly amended or repealed.

2.3 Directors and Officers. The directors of Buyer in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Buyer in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Pioneer, or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

     (a) Each share of capital stock of Buyer issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

     (b) Each share of Pioneer Common Stock, but excluding shares held by any Pioneer Entity or any Buyer Entity, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by shareholders who perfect their statutory dissenters' rights, if any, as provided in Section 3.4, issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 1.65 shares of Buyer Common Stock (the "Exchange Ratio"). Pursuant to the Buyer Rights Agreement, each share of Buyer Common Stock issued in connection with the Merger upon conversion of Pioneer Common Stock shall be accompanied by a Buyer Right.

3.2 Anti-Dilution Provisions. In the event Buyer changes the number of shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

3.3 Shares Held by Pioneer or Buyer. Each of the shares of Pioneer Common Stock held by any Pioneer Entity or by any Buyer Entity, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

3.4 Dissenting Shareholders. In the event that dissenters' rights are available under Section 262 of the DGCL, any holder of shares of Pioneer Common Stock who perfects his dissenters' rights in accordance with and as contemplated by
Section 262 of the DGCL shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, however, no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the DGCL and surrendered to Pioneer the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Pioneer fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, Buyer shall issue and deliver the consideration to which such holder of shares of Pioneer Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Pioneer Common Stock held by him. If and to the extent required by applicable Law, Pioneer will establish (or cause to be established) an escrow account with an amount sufficient to satisfy the maximum aggregate payment that may be required to be paid to dissenting shareholders. Upon satisfaction of all claims of dissenting shareholders, the remaining escrowed amount, reduced by payment of the fees and expenses of the escrow agent, will be returned to the Surviving Corporation.

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

3.5 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Pioneer Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by the market value of one share of Buyer Common Stock at the Effective Time. The market value of one share of Buyer Common Stock at the Effective Time shall be the closing price of such common stock on the NYSE-Composite Transactions List or the last sale price of such common stock on the Nasdaq National Market, as applicable (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Buyer), on the second trading day immediately preceding but not including the Effective Time. No holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

3.6 Conversion of Stock Options; Restricted Stock.

(a) At the Effective Time, each option or other Equity Right to purchase shares of Pioneer Common Stock pursuant to stock options or stock appreciation rights ("Pioneer Options") granted by Pioneer under the Pioneer Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Buyer Common Stock, and Buyer shall assume each Pioneer Option, in accordance with the terms of the Pioneer Stock Plans and stock option agreement by which it is evidenced, except that from and after the Effective Time, (i) Buyer and its Compensation Committee shall be substituted for Pioneer and the Committee of Pioneer's Board of Directors (including, if applicable, the entire Board of Directors of Pioneer) administering such Pioneer Stock Plan, (ii) each Pioneer Option assumed by Buyer may be exercised solely for shares of Buyer Common Stock (or cash, if so provided under the terms of such Pioneer Option), (iii) the number of shares of Buyer Common Stock subject to such Pioneer Option shall be equal to the number of shares of Pioneer Common Stock subject to such Pioneer Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounding down to the nearest whole share, and (iv) the per share exercise price under each such Pioneer Option shall be adjusted by dividing the per share exercise price under each such Pioneer Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the provisions of clause (iii) of the preceding sentence, Buyer shall not be obligated to issue any fraction of a share of Buyer Common Stock upon exercise of Pioneer Options and any fraction of a share of Buyer Common Stock that otherwise would be subject to a converted Pioneer Option shall represent the right to receive a cash payment upon exercise of such converted Pioneer Option equal to the product of such fraction and the difference between the market value of one share of Buyer Common Stock at the time of exercise of such Option and the per share exercise price of such Option. The market value of one share of Buyer Common Stock at the time of exercise of an Option shall be the closing price of such common stock on the NYSE-Composite Transactions List or the last sale price of such common stock on the Nasdaq National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Buyer) on the last trading day preceding the date of exercise. In addition, notwithstanding the provisions of clauses (iii) and (iv) of the first sentence of this Section 3.6, each Pioneer Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. Each of Pioneer and Buyer agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.6, including using its reasonable efforts to obtain from each holder of a Pioneer Option any Consent or Contract that may be deemed necessary or advisable in order to effect the transactions contemplated by this Section 3.6. Anything in this Agreement to the contrary notwithstanding, Buyer shall have the right, in its sole discretion, not to deliver the consideration provided in this
    Section 3.6 to a former holder of a Pioneer Option who has not delivered such Consent or Contract.

(b) As soon as practicable after the Effective Time, Buyer shall deliver to the participants in each Pioneer Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants subject to such Pioneer Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.6(a) after giving effect to the Merger), and Buyer shall comply with the terms of each Pioneer Stock Plan to ensure, to the extent required by, and subject to the provisions of, such Pioneer Stock Plan, that Pioneer Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. At or prior to the Effective Time, Buyer shall take all corporate action necessary to reserve for issuance sufficient shares of Buyer Common Stock for delivery upon exercise of Pioneer Options assumed by it in accordance with this Section 3.6. As soon as practicable after the Effective Time, Buyer shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate SEC forms), with respect to the shares of Buyer Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Buyer shall administer the Pioneer Stock Plan assumed pursuant to this Section 3.6 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the Pioneer Stock Plan complied with such rule prior to the Effective Time.

(c) All contractual restrictions or limitations on transfer with respect to Pioneer Common Stock awarded under the Pioneer Stock Plans or any other plan, program, Contract or arrangement of any Pioneer Entity, to the extent that such restrictions or limitations shall not have already lapsed (whether as a result of the Merger or otherwise), and except as otherwise expressly provided in such plan, program, Contract or arrangement, shall remain in full force and effect with respect to shares of Buyer Common Stock into which any such restricted stock is converted pursuant to Section 3.1.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

4.1 Exchange Procedures. Promptly after the Effective Time, Buyer and Pioneer shall cause the exchange agent selected by Buyer (the "Exchange Agent") to mail to each holder of record of a certificate or certificates which represented shares of Pioneer Common Stock immediately prior to the Effective Time (the "Certificates") appropriate transmittal materials and instructions (which shall specify that delivery shall be effected,

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

and risk of loss and title to such Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent). The Certificate or Certificates of Pioneer Common Stock so delivered shall be duly endorsed as the Exchange Agent may require. In the event of a transfer of ownership of shares of Pioneer Common Stock represented by Certificates that are not registered in the transfer records of Pioneer, the consideration provided in Section 3.1 may be issued to a transferee if the Certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. If any Certificate shall have been lost, stolen, mislaid or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such Certificate to be lost, mislaid, stolen or destroyed, (ii) such bond, security or indemnity as Buyer and the Exchange Agent may reasonably require and (iii) any other documents necessary to evidence and effect the bona fide exchange thereof, the Exchange Agent shall issue to such holder the consideration into which the shares represented by such lost, stolen, mislaid or destroyed Certificate shall have been converted. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. After the Effective Time, each holder of shares of Pioneer Common Stock (other than shares to be canceled pursuant to Section 3.3 or as to which statutory dissenters' rights, if any have been perfected as provided in Section 3.4) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2. To the extent required by Section 3.5, each holder of shares of Pioneer Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the Certificate or Certificates, cash in lieu of any fractional share of Buyer Common Stock to which such holder may be otherwise entitled (without interest). Buyer shall not be obligated to deliver the consideration to which any former holder of Pioneer Common Stock is entitled as a result of the Merger until such holder surrenders such holder's Certificate or Certificates for exchange as provided in this Section 4.1. Any other provision of this Agreement notwithstanding, neither Buyer nor the Exchange Agent shall be liable to a holder of Pioneer Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.

4.2 Rights of Former Pioneer Shareholders. At the Effective Time, the stock transfer books of Pioneer shall be closed as to holders of Pioneer Common Stock immediately prior to the Effective Time and no transfer of Pioneer Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each Certificate theretofore representing shares of Pioneer Common Stock (other than shares to be canceled pursuant to Sections 3.3 and 3.4) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.5 in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Pioneer in respect of such shares of Pioneer Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former shareholders of record of Pioneer shall be entitled to vote after the Effective Time at any meeting of Buyer shareholders the number of whole shares of Buyer Common Stock into which their respective shares of Pioneer Common Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing Buyer Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Buyer on the Buyer Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Buyer Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Buyer Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Certificate until such holder surrenders such Certificate for exchange as provided in Section 4.1. However, upon surrender of such Certificate, both the Buyer Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such Certificate.

                                   ARTICLE 5

                   REPRESENTATIONS AND WARRANTIES OF PIONEER

Pioneer hereby represents and warrants to Buyer as follows:

5.1 Organization, Standing, and Power. Pioneer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Pioneer is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect. The minute books and other organizational documents for Pioneer have been made available to Buyer for its review and, except as disclosed in Section 5.1 of the Pioneer Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors and shareholders thereof. True and complete copies of the Certificate of Incorporation and By-laws of Pioneer, and all amendments thereto, have been delivered to Buyer.

5.2 Authority of Pioneer; No Breach By Agreement.

(a) Pioneer has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Pioneer, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of Pioneer Common Stock, which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by Pioneer. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of Pioneer, enforceable against Pioneer in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by Pioneer, nor the consummation by Pioneer of the transactions contemplated hereby, nor compliance by Pioneer with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Pioneer's Certificate of Incorporation or Bylaws or the certificate or articles of incorporation or bylaws of any Pioneer Subsidiary or any resolution adopted by the board of directors or the shareholders of any Pioneer Entity, or (ii) except as disclosed in Section 5.2 of the Pioneer Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Pioneer Entity under, any Contract or Permit of any Pioneer Entity, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Pioneer Entity or any of their respective material Assets (including any Buyer Entity or any Pioneer Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Buyer Entity or any Pioneer Entity being reassessed or revalued by any Taxing authority).

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of The Nasdaq National Market, or the national securities exchange on which Buyer Common Stock is hereafter listed, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Pioneer of the Merger and the other transactions contemplated in this Agreement.

5.3 Capital Stock.

(a) The authorized capital stock of Pioneer consists of (i) 7,500,000 shares of $.01 par value Pioneer Common Stock, of which 3,759,912 shares were issued and outstanding as of the date of this Agreement, and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share, no series of which has been designated and no shares of which are issued and outstanding. All of the issued and outstanding shares of capital stock of Pioneer are duly and validly issued and outstanding and are fully paid and nonassessable under the DGCL. None of the outstanding shares of capital stock of Pioneer has been issued in violation of any preemptive rights of the current or past shareholders of Pioneer.

(b) Except as set forth in Section 5.3(a), or as provided in the Stock Option Agreement, or as disclosed in Section 5.3(b) of the Pioneer Disclosure Memorandum, there are no shares of capital stock or other equity securities of Pioneer outstanding and no outstanding Equity Rights relating to the capital stock of Pioneer.

5.4 Pioneer Subsidiaries. Pioneer has disclosed in Section 5.4 of the Pioneer Disclosure Memorandum all of the Pioneer Subsidiaries (identifying its jurisdiction of organization, and Pioneer's percentage ownership interest therein . Except as disclosed in Section 5.4 of the Pioneer Disclosure Memorandum, Pioneer or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Pioneer

Subsidiary. No capital stock (or other equity interest) of any Pioneer Subsidiary is or may become required to be issued (other than to another Pioneer Entity) by reason of any Equity Rights, and there are no Contracts by which any Pioneer Subsidiary is bound to issue (other than to another Pioneer Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Pioneer Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Pioneer Subsidiary (other than to another Pioneer Entity). Except as disclosed in Section 5.4 of the Pioneer Disclosure Memorandum, Pioneer does not own, directly or indirectly 5% or more of the outstanding capital stock or other voting securities of any corporation, bank, savings bank or other organization except for the Pioneer Subsidiaries. There are no Contracts relating to the rights of any Pioneer Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Pioneer Subsidiary. All of the shares of capital stock (or other equity interests) of each Pioneer Subsidiary held by a Pioneer Entity are fully paid and (except pursuant to 12 USC Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Pioneer Entity free and clear of any Lien. Except as disclosed in
Section 5.4 of the Pioneer Disclosure Memorandum, each Pioneer Subsidiary is either a bank, a savings bank, or a corporation, and each such Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Pioneer Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect. Each Pioneer Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund. The minute book and other organizational documents for each Pioneer Subsidiary have been made available to Buyer for its review, and, except as disclosed in Section 5.4 of the Pioneer Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

5.5 SEC Filings; Financial Statements.

(a) Pioneer has timely filed and made available to Buyer all SEC Documents required to be filed by Pioneer since December 31, 1993 (the "Pioneer SEC Reports"). The Pioneer SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Pioneer SEC Reports in order to make the statements in such Pioneer SEC Reports, in light of the circumstances under which they were made, not misleading. Except for Pioneer Subsidiaries that are registered as a broker, dealer, or investment advisor, no Pioneer Subsidiary is required to file any SEC Documents.

(b) Each of the Pioneer Financial Statements (including, in each case, any related notes) contained in the Pioneer SEC Reports, including any Pioneer SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Pioneer and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

5.6 Absence of Undisclosed Liabilities. No Pioneer Entity has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Pioneer as of December 31, 1997, included in the Pioneer Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. No Pioneer Entity has incurred or paid any Liability since December 31, 1997, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement.

5.7 Absence of Certain Changes or Events. Since December 31, 1997, except as disclosed in the Pioneer Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.7 of the Pioneer Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect, and (ii) the Pioneer Entities have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Pioneer provided in Article 7.

5.8 Tax Matters.

(a) All Tax Returns required to be filed by or on behalf of any of the Pioneer Entities have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1997, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Pioneer Material Adverse Effect, and all Tax Returns filed are complete and accurate in all material respects to the Knowledge of Pioneer. All Taxes shown on filed Tax Returns have been paid. As of the date of this Agreement, there is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Pioneer Material Adverse Effect, except as reserved against in the Pioneer Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.8 of the Pioneer Disclosure Memorandum. Pioneer's federal income Tax Returns have been audited by the IRS and accepted through December 31, 1980. All Taxes and other Liabilities due with respect to completed and settled examinations or

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    concluded Litigation have been paid. There are no Liens with respect to
    Taxes upon any of the Assets of the Pioneer Entities, except for any such Liens which are not reasonably likely to have a Pioneer Material Adverse Effect.

(b) None of the Pioneer Entities has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

(c) The provision for any Taxes due or to become due for any of the Pioneer Entities for the period or periods through and including the date of the respective Pioneer Financial Statements that has been made and is reflected on such Pioneer Financial Statements is sufficient to cover all such Taxes.

(d) Deferred Taxes of the Pioneer Entities have been provided for in accordance with GAAP.

(e) None of the Pioneer Entities is a party to any Tax allocation or sharing agreement except for the consolidated group of Pioneer and none of the Pioneer Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Pioneer) has any Liability for Taxes of any Person (other than Pioneer and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or by Contract or otherwise. Pioneer has delivered to Buyer a correct and complete copy of any tax allocation or sharing agreement to which it is a party.

(f) Each of the Pioneer Entities is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect.

(g) Except as disclosed in Section 5.8 of the Pioneer Disclosure Memorandum, none of the Pioneer Entities has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

(h) There has not been an ownership change, as defined in Internal Revenue Code
    Section 382(g), of the Pioneer Entities that occurred during or after any Taxable Period in which the Pioneer Entities incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1998.

(i) No Pioneer Entity has or has had in any foreign country a permanent establishment, as defined in any applicable tax treaty or convention between the United States and such foreign country.

5.9 Allowance for Possible Loan Losses. In the opinion of management of Pioneer, the allowance for possible loan or credit losses (the "Allowance") shown on the consolidated balance sheets of Pioneer included in the most recent Pioneer Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated

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balance sheets of Pioneer included in the Pioneer Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Pioneer Entities and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Pioneer Entities as of the dates thereof, except where the failure of such Allowance to be so adequate is not reasonably likely to have a Pioneer Material Adverse Effect.

5.10 Assets.

(a) Except as disclosed in Section 5.10 of the Pioneer Disclosure Memorandum or as disclosed or reserved against in the Pioneer Financial Statements delivered prior to the date of this Agreement, the Pioneer Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets, except for any such Liens or other defects of title which are not reasonably likely to have a Pioneer Material Adverse Effect. All tangible properties used in the businesses of the Pioneer Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Pioneer's past practices.

(b) All Assets which are material to Pioneer's business on a consolidated basis, held under leases or subleases by any of the Pioneer Entities, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

(c) The Pioneer Entities currently maintain insurance similar in amounts, scope, and coverage to that maintained by other peer banking organizations. None of the Pioneer Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims for amounts exceeding in any individual case $100,000 pending under such policies of insurance and no notices of claims in excess of such amounts have been given by any Pioneer Entity under such policies.

(d) The Assets of the Pioneer Entities include all Assets required to operate the business of the Pioneer Entities as presently conducted.

5.11 Intellectual Property. Each Pioneer Entity owns or has a license to use all of the Intellectual Property used by such Pioneer Entity in the course of its business. Each Pioneer Entity is the owner of or has a license to any Intellectual Property sold or licensed to a third party by such Pioneer Entity in connection with such Pioneer Entity's business operations, and such Pioneer Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Pioneer Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Pioneer are threatened, which challenge the rights of any Pioneer Entity with respect to Intellectual Property used, sold or licensed by such Pioneer Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual

Property. The conduct of the business of the Pioneer Entities does not infringe any Intellectual Property of any other person. Except as disclosed in Section
5.11 of the Pioneer Disclosure Memorandum, no Pioneer Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Except as disclosed in Section 5.11 of the Pioneer Disclosure Memorandum, no officer, director or employee of any Pioneer Entity is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person, including any Pioneer Entity.

5.12 Environmental Matters.

(a) Each Pioneer Entity, and, to the Knowledge of Pioneer, its Participation Facilities and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect.

(b) There is no Litigation pending or, to the Knowledge of Pioneer, threatened before any court, governmental agency, or authority or other forum in which any Pioneer Entity or any of its Operating Properties or Participation Facilities (or Pioneer in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any Pioneer Entity or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect, nor is there any reasonable basis for any Litigation of a type described in this sentence, except such as is not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect.

(c) During the period of (i) any Pioneer Entity's ownership or operation of any of their respective current properties, (ii) any Pioneer Entity's participation in the management of any Participation Facility, or (iii) any Pioneer Entity's holding of a security interest in an Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect. Prior to the period of (i) any Pioneer Entity's ownership or operation of any of their respective current properties, (ii) any Pioneer Entity's participation in the management of any Participation Facility, or (iii) any Pioneer Entity's holding of a security interest in an Operating Property, to the Knowledge of Pioneer, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect.

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

5.13 Compliance with Laws. Pioneer is duly registered as a bank holding company under the BHC Act. Each Pioneer Entity has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect. Except as disclosed in Section
5.13 of the Pioneer Disclosure Memorandum, none of the Pioneer Entities:

     (a) is in Default under any of the provisions of its Certificate of Incorporation or Bylaws (or other governing instruments);

     (b) is in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for Defaults which are not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect; or

     (c) since January 1, 1993, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Pioneer Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect, or (iii) requiring any Pioneer Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

Copies of all material reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to Buyer.

5.14 Labor Relations. No Pioneer Entity is the subject of any Litigation asserting that it or any other Pioneer Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other Pioneer Entity to bargain with any labor organization as to wages or conditions of employment, nor is any Pioneer Entity party to any collective bargaining agreement, nor is there any strike or other labor dispute involving any Pioneer Entity, pending or threatened, or to the Knowledge of Pioneer, is there any activity involving any Pioneer Entity's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

5.15 Employee Benefit Plans.

(a) Pioneer has disclosed in Section 5.15 of the Pioneer Disclosure Memorandum, and has delivered or made available to Buyer prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee

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

    benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Pioneer Entity or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Pioneer Benefit Plans"). Any of the Pioneer Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Pioneer ERISA Plan." Neither Pioneer nor any ERISA Affiliate currently maintains any plan which is a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code). No Pioneer Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

(b) Pioneer has delivered or made available to Buyer prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such Pioneer Benefit Plans (including insurance contracts), and all amendments thereto, (ii) with respect to any such Pioneer Benefits Plans or amendments, all determination letters, material rulings, material opinion letters, material information letters, or materials advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1993, (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuation and reports, and summary annual reports prepared for any Pioneer Benefit Plan with respect to the most recent plan year, and (iv) the most recent summary plan descriptions and any material modifications thereto.

(c) All Pioneer Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect. Each Pioneer ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service and Pioneer is not aware of any circumstance that presents a material risk of the revocation of such favorable determination letter. No Pioneer Entity has engaged in a transaction with respect to any Pioneer Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Pioneer Entity to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect.

(d) No Pioneer Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any Pioneer Pension Plan, (ii) no change in the actuarial assumptions with respect to any Pioneer Pension Plan, and (iii) no increase in benefits under any Pioneer Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect or materially adversely affect the funding status of

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

    any such plan. Neither any Pioneer Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Pioneer Entity, or the single-employer plan of any entity which is considered one employer with Pioneer under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Pioneer Material Adverse Effect. No Pioneer Entity has provided, or is required to provide, security to a Pioneer Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

(e) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Pioneer Entity with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Pioneer Material Adverse Effect. No Pioneer Entity has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a Pioneer Material Adverse Effect. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pioneer Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

(f) Except as disclosed in Section 5.15 of the Pioneer Disclosure Memorandum, no Pioneer Entity has any Liability for retiree health and life benefits under any of the Pioneer Benefit Plans and there are no restrictions on the rights of such Pioneer Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder, which Liability is reasonably likely to have a Pioneer Material Adverse Effect.

(g) Except as disclosed in Section 5.15 of the Pioneer Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Pioneer Entity from any Pioneer Entity under any Pioneer Benefit Plan or otherwise,
    (ii) increase any benefits otherwise payable under any Pioneer Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase, or acceleration is reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect.

(h) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Pioneer Entity and their respective beneficiaries, have been fully reflected on the Pioneer Financial Statements to the extent required by and in accordance with GAAP.

5.16 Material Contracts. Except as disclosed in Section 5.16 of the Pioneer Disclosure Memorandum or otherwise reflected in the Pioneer Financial Statements, none of the Pioneer Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance,

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

termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $100,000, (ii) any Contract relating to the borrowing of money by any Pioneer Entity or the guarantee by any Pioneer Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contract which prohibits or restricts any Pioneer Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers and "shrink-wrap" software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Pioneer Entity, (vi) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract not included on its balance sheet or any note thereto which is a financial derivative Contract, (vii) any contract that obligates a Pioneer Entity to pay more than $100,000 over the life of such contract that is not terminable with 30 days or less notice without payment of a penalty, and (vii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Pioneer with the SEC as of the date of this Agreement (together with all Contracts referred to in Sections 5.10 and 5.15(a), the "Pioneer Contracts"). With respect to each Pioneer Contract and except as disclosed in Section 5.16 of the Pioneer Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) no Pioneer Entity is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect; (iii) no Pioneer Entity has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Pioneer, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect, or has repudiated or waived any material provision thereunder. All of the indebtedness of any Pioneer Entity for money borrowed is prepayable at any time by such Pioneer Entity without penalty or premium.

5.17 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Pioneer, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Pioneer Entity, or against any director, employee or employee benefit plan of any Pioneer Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Pioneer Entity, that are reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect. Section 5.17 of the Pioneer Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which any Pioneer Entity is a party and which names a Pioneer Entity as a defendant or cross-defendant or for which any Pioneer Entity has any potential Liability.

5.18 Reports. Since January 1, 1993, or the date of organization if later, each Pioneer Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect) and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.19 Statements True and Correct. No statement, certificate, instrument, or other writing furnished or to be furnished by any Pioneer Entity or any Affiliate thereof to Buyer pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Pioneer Entity for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Pioneer Entity for inclusion in the Proxy Statement to be mailed to Pioneer's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by a Pioneer Entity with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Pioneer, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that any Pioneer Entity is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

5.20 Accounting, Tax and Regulatory Matters. No Pioneer Entity has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying for pooling of interests accounting treatment or as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

5.21 Opinion of Financial Advisor. Pioneer has received the opinions of The Carson Medlin Company ("Carson Medlin") and Keefe, Bruyette & Woods, Inc. ("KBW"), dated the date of this Agreement, to the effect that the Exchange Ratio is fair, from a financial point of view, to such holders, signed copies of which have been delivered to Buyer.

5.22 Board Recommendation. The Board of Directors of Pioneer, at a meeting duly called and held, has by vote of the directors present (who constituted all of the directors then in office) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, taken together, are fair to and in the best interests of the shareholders and (ii) resolved to recommend that the holders of the shares of Pioneer Common Stock approve this Agreement.

5.23 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for Pioneer's own account, or for the account of one or more of the Pioneer Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counter parties believed to be financially responsible.

                                   ARTICLE 6

                    REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Pioneer as follows:

6.1 Organization, Standing, and Power. Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Tennessee, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Buyer is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

6.2 Authority; No Breach By Agreement.

(a) Buyer has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Buyer. This Agreement represents a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Buyer's Charter or Bylaws, or
    (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Buyer Entity under, any Contract or Permit of any Buyer Entity, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, or,
    (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Buyer Entity or any of their respective material Assets (including any Buyer Entity or any Pioneer Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Buyer Entity or any Pioneer Entity being reassessed or revalued by any Taxing authority).

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Buyer of the Merger and the other transactions contemplated in this Agreement.

6.3 Capital Stock.

(a) The authorized capital stock of Buyer consists of (i) 200,000,000 shares of $2.50 par value Buyer Common Stock, of which 106,587,874 shares are issued and outstanding as of May 1, 1998, and (ii) 2,500,000 shares of no par value Buyer Preferred Stock, of which no shares are issued and outstanding. All of the issued and outstanding shares of Buyer Capital Stock are, and all of the shares of Buyer Common Stock to be issued in exchange for shares of Pioneer Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the TBCA. None of the outstanding shares of Buyer Capital Stock has been, and none of the shares of Buyer Common Stock to be issued in exchange for shares of Pioneer Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of Buyer.

(b) Except as set forth in Section 6.3(a), or as provided pursuant to the Buyer Dividend Reinvestment and Stock Purchase Plan or the Buyer Rights Agreement, or as disclosed in Section 6.3 of the Buyer Disclosure Memorandum, there are no shares of capital stock or other equity securities of Buyer outstanding and no outstanding Equity Rights relating to the capital stock of Buyer.

6.4 Reserved.

6.5 SEC Filings; Financial Statements.

(a) Buyer has timely filed and made available to Pioneer all SEC Documents required to be filed by Buyer since December 31, 1993 (the "Buyer SEC Reports"). The Buyer SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer SEC Reports or necessary in order to make the statements in such Buyer SEC Reports, in light of the circumstances under which they were made, not misleading. Except for Buyer Subsidiaries that are registered as a broker, dealer, or investment advisor, no Buyer Subsidiary is required to file any SEC Documents.

(b) Each of the Buyer Financial Statements (including, in each case, any related notes) contained in the Buyer SEC Reports, including any Buyer SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Buyer and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

6.6 Absence of Undisclosed Liabilities. No Buyer Entity has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Buyer as of December 31, 1997, included in the Buyer Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. No Buyer Entity has incurred or paid any Liability since December 31, 1997, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement.

6.7 Absence of Certain Changes or Events. Since December 31, 1997, except as disclosed in the Buyer Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 6.7 of the Buyer Disclosure Memorandum, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, and (ii) the Buyer Entities have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Buyer provided in Article 7.

6.8 Tax Matters.

(a) All Tax Returns required to be filed by or on behalf of any of the Buyer Entities have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1997, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Buyer Material Adverse Effect, and all Tax Returns filed are complete and accurate in all material respects to the Knowledge of Buyer. All Taxes shown on filed Tax Returns have been paid. As of the date of this Agreement, there is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Buyer Material Adverse Effect, except as reserved against in the Buyer Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 6.8 of the Buyer Disclosure Memorandum. Buyer's federal income Tax Returns have been audited and accepted through December 31, 1993. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

(b) None of the Buyer Entities has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

(c) The provision for any Taxes due or to become due for any of the Buyer Entities for the period or periods through and including the date of the respective Buyer Financial Statements that has been made and is reflected on such Buyer Financial Statements is sufficient to cover all such Taxes.

(d) Deferred Taxes of the Buyer Entities have been provided for in accordance with GAAP.

(e) None of the Buyer Entities is a party to any Tax allocation or sharing agreement except for the consolidated group of Buyer and none of the Buyer Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Buyer) has any Liability for Taxes of any Person (other than Buyer and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or by Contract or otherwise.

6.9 Allowance for Possible Loan Losses. In the opinion of management of Buyer, the Allowance shown on the consolidated balance sheets of Buyer included in the most recent Buyer Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Buyer included in the Buyer Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Buyer Entities and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Buyer Entities as of the dates thereof, except where the failure of such Allowance to be so adequate is not reasonably likely to have a Buyer Material Adverse Effect.

6.10 Assets.

(a) The Assets of the Buyer and Buyer Entities that are "significant subsidiaries" under SEC Rules include all assets required to operate the business of the Buyer and Buyer Entities that are such significant subsidiaries as presently conducted. Except as disclosed in Section 6.10 of the Buyer Disclosure Memorandum or as disclosed or reserved against in the Buyer Financial Statements delivered prior to the date of this Agreement, the Buyer and Buyer Entities that are such significant subsidiaries have good and marketable title, free and clear of all Liens, to all of their respective Assets, except for any such Liens or other defects of title which are not reasonably likely to have a Buyer Material Adverse Effect. All tangible properties used in the businesses of the Buyer and the Buyer Entities that are such significant subsidiaries are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Buyer's past practices.

(b) All Assets which are material to Buyer's business on a consolidated basis, held under leases or subleases by any of the Buyer and Buyer Entities that are significant subsidiaries, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

(c) The Buyer and Buyer Entities that are significant subsidiaries currently maintain insurance similar in amounts, scope and coverage to that maintained by other peer banking organizations, including directors' and officers' insurance providing for coverage of $50 million as part of an integrated risk program. Neither Buyer nor the Buyer Entities that are significant subsidiaries has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance and no notices have been given by Buyer or Buyer Entity that are significant subsidiaries under such policies regarding any claim which, if determined adversely to Buyer or any Buyer Entity that is a significant subsidiary, would have a Buyer Material Adverse Effect.

6.11 Intellectual Property. Each of Buyer and each Buyer Entity that is a significant subsidiary owns or has a license to use all of the Intellectual Property used by such Buyer Entity in the course of its business. Each of Buyer and each Buyer Entity that is a significant subsidiary is the owner of or has a license to any Intellectual Property sold or licensed to a third party by such Buyer or such Buyer Entity that is a significant subsidiary in connection with such Buyer's or such Buyer's Entity's business operations, and neither Buyer nor such Buyer Entity has the right to convey by sale or license any Intellectual Property so conveyed. Neither Buyer nor any Buyer Entity that is a significant subsidiary is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Buyer threatened, which challenge the rights of any Buyer or Buyer Entity that is a significant subsidiary with respect to Intellectual Property used, sold or licensed by such Buyer or Buyer Entity that is a significant subsidiary in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of Buyer and Buyer Entities does not infringe any Intellectual Property of any other person.

6.12 Environmental Matters.

(a) Each Buyer Entity, and, to the knowledge of Buyer, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) There is no Litigation pending or, to the knowledge of Buyer, threatened before any court, governmental agency, or authority or other forum in which any Buyer Entity or any of its Operating Properties or Participation Facilities (or Buyer in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any Buyer Entity or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, nor is there any reasonable basis for any Litigation of a type described in this sentence, except such as is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(c) During the period of (i) any Buyer Entity's ownership or operation of any of their respective current properties, (ii) any Buyer Entity's participation in the management of any Participation Facility, or (iii) any Buyer Entity's holding of a security interest in a Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Prior to the period of (i) any Buyer Entity's ownership or operation of any of their respective current properties, (ii) any Buyer Entity's participation in the management of any Participation Facility, or (iii) any Buyer Entity's holding of a security interest in a Operating Property, to the Knowledge of Buyer, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect.

6.13 Compliance with Laws. Buyer is duly registered as a bank holding company under the BHC Act. Each Buyer Entity has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Except as disclosed in Section 6.13 of the Buyer Disclosure Memorandum, none of the Buyer Entities:

     (a) is in Default under its Charter or Bylaws (or other governing instruments); or

     (b) is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business, except for Defaults which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect; or

     (c) since January 1, 1993, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Buyer Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, or
         (iii) requiring any Buyer Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

6.14 Labor Relations. No Buyer Entity is the subject of any Litigation asserting that it or any other Buyer Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other Buyer Entity to bargain with any labor organization as to wages or conditions of employment, nor is any Buyer Entity party to any collective bargaining agreement, nor is there any strike or other labor dispute involving any Buyer Entity, pending or threatened, or to the Knowledge of Buyer, is there any activity involving any Buyer Entity's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

6.15 Employee Benefit Plans.

(a) Buyer has delivered or made available to Pioneer prior to the execution of this Agreement copies in each case of all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Buyer Entity or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Buyer Benefit Plans"). Any of the Buyer Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Buyer ERISA Plan." Each Buyer ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "Buyer Pension Plan." No Buyer Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

(b) All Buyer Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Each Buyer ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and Buyer is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No Buyer Entity has engaged in a transaction with respect to any Buyer Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Buyer Entity to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(c) No Buyer Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, based on actuarial assumptions set forth for such plan's most recent actuarial valuation. Since the date of the most recent actuarial valuation, there has been (i) no material adverse change in the financial position of a Buyer Pension Plan, (ii) no change in the actuarial assumptions with respect to any Buyer Pension Plan, and (iii) no increase in benefits under any Buyer Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect or materially adversely affect the funding status of any such plan. Neither any Buyer Pension Plan nor any "single-employer plan," within the meaning of
    Section 4001(a)(15) of ERISA, currently or formerly maintained by any Buyer Entity, or the single-employer plan of any ERISA Affiliate has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Buyer Material Adverse Effect. No Buyer Entity has provided, or is required to provide, security to a Buyer Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

6.16 Reserved.

6.17 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Buyer, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Buyer Entity, or against any director, employee or employee benefit plan of any Buyer Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Buyer Entity, that are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

6.18 Reports. Since January 1, 1993, or the date of organization if later, each of Buyer and each Buyer Entity that is a significant subsidiary has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.19 Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by any Buyer Entity to Pioneer pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Buyer Entity for inclusion in the Registration Statement to be filed by Buyer with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Buyer Entity for inclusion in the Proxy Statement to be mailed to Pioneer's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by any Buyer Entity with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Pioneer, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that any Buyer Entity is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

6.20 Accounting, Tax and Regulatory Matters. No Buyer Entity has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely

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

to (i) prevent the Merger from qualifying for pooling of interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

6.21 Rights Agreement. Execution of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement will not result in the grant of any rights to any Person under the Buyer Rights Agreement (other than as contemplated by Section 3.1) or enable or require the Buyer Rights to be exercised, distributed or triggered. No "Stock Acquisition Date" or "Flip-in Date" (as such terms are defined in the Buyer Rights Agreement) has occurred.

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1 Affirmative Covenants of Pioneer. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Pioneer shall and shall cause each of its Subsidiaries to (a) operate its business only in the usual, regular, and ordinary course, (b) use all reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, and (c) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

7.2 Negative Covenants of Pioneer. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Pioneer covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

     (a) amend the Certificate of Incorporation, Bylaws or other governing instruments of any Pioneer Entity, or

     (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Pioneer Entity to another Pioneer Entity) in excess of an aggregate of $500,000 (for the Pioneer Entities on a consolidated basis) except in the ordinary course of the business of Pioneer Subsidiaries consistent with past practices (which shall include, for Pioneer Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any Pioneer Entity of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers' acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Pioneer Disclosure Memorandum); or

     (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges or repurchases under any "put" obligations under Pioneer's 401(k) and Employee

Stock Ownership Plan in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Pioneer Entity, or declare or pay any dividend or make any other distribution in respect of Pioneer's capital stock, provided that Pioneer may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay regular quarterly cash dividends on the shares of Pioneer Common Stock on the usual and regular record and payment dates in accordance with past practice disclosed in Section 7.2(c) of the Pioneer Disclosure Memorandum and such dates may not be changed without the prior written consent of Buyer; and further provided that any dividend declared or payable on the shares of Pioneer Common Stock for the quarterly period during which the Effective Time occurs shall, unless otherwise agreed upon in writing by Buyer and Pioneer, be declared with a record date prior to the Effective Time only if the normal record date for payment of the corresponding quarterly dividend to holders of Buyer Common Stock is before the Effective Time or if the Buyer agrees that Pioneer's shareholders shall be entitled to receive such dividend or Buyer's Common Stock as if Pioneer shareholders had been a holder of record of Buyer Common Stock on the record date for such dividend; or

     (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or pursuant to the Stock Option Agreement, or as disclosed in Section 7.2(d) of the Pioneer Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Pioneer any Common Stock or any other capital stock of Pioneer Entity, or any stock appreciation rights, or any option, warrant or other Equity Right; or

     (e) adjust, split, combine or reclassify any capital stock of any Pioneer Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Pioneer Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (x) any shares of capital stock of any Pioneer Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Pioneer Entity) or (y) any Asset other than (1) other real estate owned, (2) other property taken in full or partial satisfaction of debts previously contracted, including foreclosures, (3) any Asset having a book value less than $1,000,000 in the ordinary course of business for reasonable and adequate consideration, or (4) dispositions of any property held in a trust or fiduciary capacity other than in the ordinary course of business for reasonable and adequate consideration; or

     (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Pioneer Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

     (g) grant any increase in compensation or benefits to the employees or officers of any Pioneer Entity, except in accordance with past practice disclosed in Section 7.2(g) of the Pioneer Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the Pioneer Disclosure Memorandum; and enter into or amend any severance agreements with officers of any Pioneer Entity; grant any material increase in fees or other increases in compensation or other benefits to directors of any Pioneer Entity except in accordance with past practice or disclosed in Section 7.2(g) of the Pioneer Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits or other Equity Rights; or

     (h) enter into or amend any employment Contract between any Pioneer Entity and any Person having a salary thereunder in excess of $100,000 per year (unless such amendment is required by Law) that the Pioneer Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

     (i) adopt any new employee benefit plan of any Pioneer Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any Pioneer Entity other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practice; or

     (j) make any change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

     (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any Pioneer Entity for material money damages or restrictions upon the operations of any Pioneer Entity; or

     (l) except in the ordinary course of business, enter into, modify, amend or terminate any material Contract (including any loan Contract with an unpaid balance exceeding $5,000,000) or waive, release, compromise or assign any material rights or claims.

7.3 Covenants of Buyer. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Pioneer shall have been obtained, and except as otherwise expressly contemplated herein, Buyer covenants and agrees that it shall (a) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the Buyer Common Stock and the business prospects of the Buyer Entities and to the extent consistent therewith use all reasonable efforts to preserve intact the Buyer Entities' core businesses and goodwill with their respective employees and the communities they serve, and (b) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided that the foregoing shall not prevent any Buyer Entity from acquiring any Assets or other businesses or from discontinuing or disposing of any of its Assets or business if such action is, in the reasonable judgment of Buyer, desirable in the conduct of the business of Buyer and its Subsidiaries, provided that such actions shall not materially delay the Effective Time or materially hinder consummation of the Merger, and provided further, that the provisions of this Section 7.3 (other than the provisions of clause (b) above) shall not be deemed to preclude Buyer from acquiring unaffiliated depository and nondepository institutions. Buyer further covenants and agrees that it will not, without the prior written consent of Pioneer, which consent shall not be unreasonably withheld, amend the Charter of Buyer or, except as expressly contemplated by this Agreement, the Buyer Rights Agreement, in each case, in any manner adverse to the holders of Pioneer Common Stock as compared to rights of holders of Buyer Common Stock generally as of the date of this Agreement.

7.4 Reserved.

7.5 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

7.6 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and Pioneer and the Banks shall deliver to Buyer and Buyer and its significant subsidiaries shall deliver to Pioneer copies of all such reports filed by them promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

8.1 Registration Statement; Proxy Statement; Shareholder Approval. As soon as reasonably practicable after execution of this Agreement, Buyer shall prepare and file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Buyer Common Stock upon consummation of the Merger. Pioneer shall cooperate in the preparation and filing of the Registration Statement and shall furnish all information concerning it and the holders of its capital stock as Buyer may reasonably request in connection with such action. Pioneer shall call a Shareholders'

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

Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon adoption of this Agreement and such other related matters as it, with the mutual agreement of Buyer, deems appropriate. In connection with the Shareholders' Meeting, (i) Pioneer shall prepare and file with the SEC a Proxy Statement and mail such Proxy Statement to its shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of Pioneer shall call a special meeting of Pioneer shareholders to consider and act upon this Agreement and the Merger, shall establish a record for such meeting, and shall recommend to its shareholders the approval of the matters submitted for approval (subject to the Board of Directors of Pioneer, after having consulted with and considered the advice of outside counsel, reasonably determining in good faith that the making of such recommendation, or the failure to withdraw or modify its recommendation, would constitute a breach of fiduciary duties of the members of such Board of Directors to Pioneer's shareholder under applicable law), and (iv) the Board of Directors and officers of Pioneer shall use their reasonable efforts to obtain such shareholders' approval (subject to the Board of Directors of Pioneer, after having consulted with and considered the advice of outside counsel, reasonably determining in good faith that the taking of such actions would constitute a breach of fiduciary duties of the members of such Board of Directors to Pioneer's shareholder under applicable law). Buyer and Pioneer shall make all necessary filings with respect to the Merger under the Securities Laws.

8.2 Exchange Listing. Buyer shall use all reasonable efforts to list, prior to the Effective Time, on the Nasdaq National Market any national securities exchange on which Buyer Common Stock is hereafter listed, subject to official notice of issuance, the shares of Buyer Common Stock to be issued to the holders of Pioneer Common Stock pursuant to the Merger, and Buyer shall give all notices and make all filings required in connection with the transactions contemplated herein.

8.3 Applications. Buyer shall promptly prepare and file, and Pioneer shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, Buyer shall execute and file the Articles of Merger with the Secretary of State of the State of Tennessee and the Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.

8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9; provided that nothing herein shall preclude either Party from exercising its rights under this Agreement or the Stock Option Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

8.6 Investigation and Confidentiality.

(a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

(b) In addition to the Parties' respective obligations under their Confidentiality Agreements, which are hereby reaffirmed and adopted, and incorporated by reference herein each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

(c) Pioneer shall use its reasonable efforts to exercise its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to Pioneer to preserve the confidentiality of the information relating to the Pioneer Entities provided to such Persons and their Affiliates and Representatives.

(d) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Pioneer Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.

8.7 Press Releases. Prior to the Effective Time, Pioneer and Buyer shall consult with each other as to the form and substance of all press releases or other public disclosure, including communications to officers and employees materially related to this Agreement or any other transaction contemplated hereby; provided that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

8.8 Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, no Pioneer Entity nor any Affiliate thereof nor any Representatives thereof retained by any Pioneer Entity shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent the Board of Directors of Pioneer, after having consulted with and considered the advice of outside counsel, reasonably determines in good faith that the failure to take such actions would constitute a breach of fiduciary duties of the members of such Board of Directors to Pioneer's shareholders under applicable law, no Pioneer Entity or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but Pioneer may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by outside counsel. Pioneer shall promptly advise Buyer following the receipt of any Acquisition Proposal and the details thereof, and advise Buyer of any developments with respect to such Acquisition Proposal promptly upon the occurrence thereof. Pioneer shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Affiliates and Representatives not to engage in any of the foregoing.

8.9 Accounting and Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a pooling of interests for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

8.10 Agreement of Affiliates. Pioneer has disclosed in Section 8.10 of the Pioneer Disclosure Memorandum all Persons whom it reasonably believes is an "affiliate" of Pioneer for purposes of Rule 145 under the 1933 Act. Pioneer shall cause each such Person to deliver to Buyer not later than 30 days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 3, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Pioneer Common Stock held by such Person, except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Buyer Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of Buyer and Pioneer have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Shares of Buyer Common Stock issued to such affiliates of Pioneer in exchange for shares of Pioneer Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of Buyer and Pioneer have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.10 (and Buyer shall be entitled to place restrictive legends upon certificates for shares of Buyer Common Stock issued to affiliates of Pioneer pursuant to this Agreement to enforce the provisions of this Section 8.10). Buyer shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Buyer Common Stock by such affiliates.

8.11 Employee Benefits and Contracts. Following the Effective Time, Buyer shall provide generally to officers and employees of the Pioneer Entities employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of Buyer Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Buyer Entities to their similarly situated officers and employees; provided, that, for a period of 12 months after the Effective Time, Buyer shall provide generally to officers and employees of Pioneer Entities severance benefits in accordance with the policies of either (i) Pioneer as disclosed in Section 8.11 of the Pioneer Disclosure Memorandum, or
(ii) Buyer, whichever of (i) or (ii) will provide the greater benefit to the officer or employee. For purposes of participation, vesting and (except in the case of Buyer retirement plans) benefit accrual under Buyer's employee benefit plans, the service of the employees of the Pioneer Entities prior to the Effective Time shall be treated as service with a Buyer Entity participating in such employee benefit plans. Buyer also shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms all employment, severance, consulting and other compensation Contracts disclosed in Section 8.11 of the Pioneer Disclosure Memorandum to Buyer between any Pioneer Entity and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Pioneer Benefit Plans.

8.12 Indemnification.

(a) For a period of six years after the Effective Time, Buyer shall indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Pioneer Entities (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions arising out of the Indemnified Party's service or services as directors, officers, employees or agents of Pioneer or, at Pioneer's request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under Delaware Law and by Pioneer's Certificate of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Buyer Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, the Surviving Corporation shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Buyer and the Indemnified Party.

(b) Buyer shall use its reasonable efforts (and Pioneer shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of three years after the Effective Time Pioneer's existing directors' and officers' liability insurance policy (provided that Buyer may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Pioneer given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided that the Surviving Corporation shall not be obligated to make aggregate premium payments for such three-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Pioneer's directors and officers, 150% of the annual premium payments on Pioneer's current policy in effect as of the date of this Agreement (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Buyer shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount.

(c) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.12, upon learning of any such Liability or Litigation, shall promptly notify Buyer thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided that the Surviving Corporation shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent; and provided further the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d) If the Surviving Corporation or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 8.12.

(e) The provisions of this Section 8.12 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and representatives.

8.13 Certain Policies of Pioneer. Buyer and Pioneer shall consult with respect to their respective loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and Pioneer shall make such modification or changes to its policies and practices, if any, prior to the Effective Time on a basis mutually satisfactory to Pioneer and Buyer, so that such policies and procedures shall be applied on a basis consistent with that of Buyer. Buyer and Pioneer also shall consult with respect to the character, amount and timing of restructuring and Merger-related expense charges to be taken by each of the Parties in connection with the transactions contemplated by this Agreement and shall take such charges in accordance with GAAP, prior to the Effective Time, as may be mutually agreed upon by the Parties. None of either Party's representations, warranties, covenants or agreements contained in this Agreement shall be deemed to be inaccurate or breached in any respect as a consequence of any modifications or charges undertaken solely on account of this Section 8.13.

8.14 Coordination of Dividends. After the date of this Agreement each of Buyer and Pioneer shall coordinate with the other the declaration of any dividends in respect of the Buyer Common Stock and Pioneer Common Stock and the record dates and payments dates relating thereto, it being the intention of the parties that the holders of Pioneer Common Stock shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Pioneer Common Stock and any shares of Parent Common Stock any holder of Pioneer Common Stock receives in exchange therefor in the Merger.

8.15 Director. Buyer's Board of Directors, prior to Closing, shall take all requisite action to elect as a director of Buyer effective as of the Effective Time, an individual, chosen in the sole discretion of the Buyer's Committee on Directors, who is (a) either a member of

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

Pioneer's Board of Directors prior to the Effective Time or (b) George M. Clark, Jr. or a member of the immediate family of George M. Clark, Jr.

                                   ARTICLE 9

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6:

     (a)Shareholder Approval. The shareholders of Pioneer shall have adopted this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NASD.

     (b)Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired.

     (c)Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.

     (d)Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

     (e)Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Buyer Common Stock issuable pursuant to the Merger shall have been received.

     (f)Exchange Listing. The shares of Buyer Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq National Market, or any national securities exchange on which Buyer Common Stock is hereafter listed subject to official notice of listing by such exchange.

     (g)Pooling Letters. Each of the Parties shall have received letters, dated as of the date of filing of the Registration Statement with the SEC and as of the Effective Time, addressed to Buyer, in form and substance reasonably acceptable to Buyer, from KPMG Peat Marwick LLP to the effect that the Merger will qualify for pooling of interests accounting treatment. Each of the Parties also shall have received letters, dated as of the date of filing of the Registration Statement with the SEC and as of the Effective Time, addressed to Buyer, in form and substance reasonably acceptable to Buyer, from Joseph Decosimo and Company, LLP to the effect that such firm is not aware of any matters relating to Pioneer and its Subsidiaries which would preclude the Merger from qualifying for pooling of interests accounting treatment.

     (h)Tax Matters. Each Party shall have received a written opinion of counsel from Arnold & Porter, in form reasonably satisfactory to such Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of Pioneer Common Stock for Buyer Common Stock will not give rise to gain or loss to the shareholders of Pioneer with respect to such exchange (except to the extent of any cash received in lieu of fractional share interests), and
        (iii) none of Pioneer or Buyer will recognize gain or loss as a consequence of the Merger (except for amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code). In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Pioneer and Buyer reasonably satisfactory in form and substance to such counsel.

9.2 Conditions to Obligations of Buyer. The obligations of Buyer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Buyer pursuant to Section 11.6(a):

     (a)Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of Pioneer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Section 5.3 shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties set forth in Sections 5.20, 5.21, and
        5.22 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Pioneer set forth in this Agreement (including the representations and warranties set forth in Sections 5.3 and 5.20) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Pioneer Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of any Person shall be deemed not to include such qualifications.

     (b)Performance of Agreements and Covenants. Each and all of the agreements and covenants of Pioneer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

     (c)Certificates. Pioneer shall have delivered to Buyer (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Pioneer and in
        Section 9.2(a) and 9.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Pioneer's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Buyer and its counsel shall request.

     (d)Opinion of Counsel. Buyer shall have received an opinion of Alston & Bird LLP, counsel to Pioneer, dated as of the Closing, in form reasonably satisfactory to Buyer, as to the matters set forth in Exhibit 4.

     (e)Accountant's Letters. Buyer shall have received from Joseph Decosimo and Company, LLP letters dated not more than five days prior to (i) the date of the Proxy Statement and (ii) the Effective Time, with respect to certain financial information regarding Pioneer, in form and substance reasonably satisfactory to Buyer, which letters shall be based upon customary specified procedures undertaken by such firm in accordance with Statement of Auditing Standard Nos. 72 and 75.

     (f)Affiliates' Agreements. Buyer shall have received from each affiliate of Pioneer the affiliates' letter referred to in Section 8.13, to the extent necessary to assure in the reasonable judgment of Buyer that the transactions contemplated hereby will qualify for pooling of interests accounting treatment.

9.3 Conditions to Obligations of Pioneer. The obligations of Pioneer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Pioneer pursuant to Section 11.6(b):

     (a)Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Buyer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). There shall not exist inaccuracies in the representations and warranties of Buyer set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Buyer Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of any Person shall be deemed not to include such qualifications.

     (b)Performance of Agreements and Covenants. Each and all of the agreements and covenants of Buyer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with.

     (c)Certificates. Buyer shall have delivered to Pioneer (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Buyer and in
        Section 9.3(a) and 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Buyer's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Pioneer and its counsel shall request.

     (d)Opinion of Counsel. Pioneer shall have received an opinion of Mary Neil Price, Esq., Executive Vice President and General Counsel, counsel to Buyer, dated as of the Effective Time, in form reasonably acceptable to Pioneer, as to the matters set forth in Exhibit 5.

     (e)Accountant's Letters. Pioneer shall have received from KPMG Peat Marwick LLP letters dated not more than five days prior to (i) the date of the Proxy Statement and (ii) the Effective Time, with respect to certain financial information regarding Buyer, in form and substance reasonably satisfactory to Pioneer, which letters shall be based upon customary specified procedures undertaken by such firm in accordance with Statement of Auditing Standard Nos. 72 and 75.

     (f)Fairness Opinion. Pioneer shall have received from KBW and Carson Medlin letters, dated as of the date hereof to the effect that, in the opinions of such firms, the consideration or Exchange Ratio to be received by Pioneer shareholders in connection with the Merger is fair, from a financial point of view, to such shareholders.

     (g)Exchange Agent Certification. The Exchange Agent shall have delivered to Pioneer a certificate, dated as of the Effective Time, to the effect that the Exchange Agent has received from Buyer appropriate instructions and authorization for the Exchange Agent to issue a sufficient number of shares of Buyer Common Stock in exchange for outstanding shares of Pioneer Common Stock and that Buyer has deposited with the Exchange Agent sufficient funds to pay a reasonable estimate of the cash payments necessary to make all fractional share payments as required by Section 3.5.

                                   ARTICLE 10

                                  TERMINATION

10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Pioneer, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

     (a) By mutual consent of Buyer and Pioneer; or

     (b) By either Party, (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the judgment of the non-breaching Party, to have, individually or in the aggregate, a Pioneer Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, on the breaching Party; or

     (c) By either Party, (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

     (d) By either Party, (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or
         (ii) the shareholders of Pioneer fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Shareholders' Meeting where such matters were presented to such shareholders for approval and voted upon; or

     (e) By either Party, in the event that the Merger shall not have been consummated by December 31, 1998; or

     (f) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in
         Section 10.1(e); or

     (g) By Buyer, in the event that the Board of Directors of Pioneer shall have failed to reaffirm its approval of the Merger and the transactions contemplated by this Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger, or shall have affirmed, recommended or authorized entering into any other Acquisition Proposal or other transaction involving a merger, share exchange, consolidation or transfer of substantially all of the Assets of Pioneer; or

     (h) By Pioneer if:

        (1) the Average Closing Price (as defined below) shall be less than the product of 0.80 and the Starting Price; and

        (2) (i) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "FAC Ratio") shall be less than (ii) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from such quotient (such number being referred to herein as the "Index Ratio").

If Pioneer elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give to Buyer written notice on or before the second trading day after the Determination Date. During the five-day period commencing on the date of such notice, Buyer shall have the option of adjusting the Exchange Ratio to equal the lesser of (i) a number equal to a quotient (rounded to the nearest one-ten thousandth), the numerator of which is the product of 0.80, the Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price, or (ii) a number equal to a quotient (rounded to the nearest one-ten thousandth), the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the FAC Ratio. If Buyer makes an election contemplated by the preceding sentence, within such five-day period, it shall give prompt written notice to Pioneer of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section, and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section.

For purposes of this Section only, the following terms shall have the meanings indicated:

     "AVERAGE CLOSING PRICE" means the average of the last reported sale prices per share of Buyer Common Stock as reported on The Nasdaq Stock Market or such successor exchange on which Buyer Common Stock may then be traded (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) for the 20 consecutive trading days on The Nasdaq Stock Market or such successor exchange on which Buyer Common Stock may then be traded ending at the close of trading on the Determination Date.

     "DETERMINATION DATE" means the date on which the approval of the Federal Reserve Board required for consummation of the Merger shall be received by Buyer, without regard to any requisite waiting periods in respect thereof.

     "INDEX GROUP" means the group of the 17 bank holding companies listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, an announcement of a transaction whereby such company would be acquired or whereby such company would acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization as of the Starting Date. In the event that the common stock of any such company ceases to be publicly traded or any such announcement is made with respect to any such company, such company will be removed from the Index Group, and the weights (which have been determined based on the number of outstanding shares of common stock) redistributed proportionately for purpose of determining the Index Price. The bank holding companies and the weights attributed to them are as follows:

BB&T Corp.............................................  9.9%
Regions Financial Corp................................  9.3%
Mercantile Bancorporation.............................  8.3%
Union Planters Corp...................................  8.1%
Southtrust Corp.......................................  7.2%
Star Banc Corp........................................  7.1%
Crestar Financial Corp................................  6.8%
Huntington Bancshares Inc.............................  6.8%
Marshall & Ilsley Corp................................  6.6%
Firstar Corp..........................................  5.6%
First Tennessee National Corp.........................  4.7%
Old Kent Financial Corp...............................  4.3%
Zions Bancorp.........................................  3.9%
Hibernia Corp.........................................  3.4%
Amsouth Bancorporation................................  3.4%
National Commerce Bancorporation......................  2.5%
Commerce Bancshares Inc...............................  2.0%

     "INDEX PRICE" on a given date means the weighted average (weighted in accordance with the factors listed above) of the closing prices of the companies comprising the Index Group.

     "STARTING DATE" means May 28, 1998.

     "STARTING PRICE" shall mean the last reported sale price per share of Buyer Common Stock on the Starting Date, as reported by The Nasdaq Stock Market or such successor exchange on which Buyer Common Stock may then be traded (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source).

     If any company belonging to the Index Group or Buyer declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or Buyer shall be appropriately adjusted for the purposes of applying this Section.

10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) shall survive any such termination and abandonment, and
(ii) a termination pursuant to Sections 10.1(b), 10.1(c) or 10.1(f) shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time, except this Section 10.3 and Articles 1, 2, 3, 4 and 11 and Sections 8.10, 8.11 and 8.12.

                                   ARTICLE 11

                                 MISCELLANEOUS

11.1 Definitions. (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

     "1933 ACT" shall mean the Securities Act of 1933, as amended.

     "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

     "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the acquisition of such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

     "AFFILIATE" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

     "AGREEMENT" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

     "ARTICLES OF MERGER" shall mean the Articles of Merger to be executed by Buyer and filed with the Secretary of State of the State of Tennessee relating to the Merger as contemplated by Section 1.1.

     "ASSETS" of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

     "BHC ACT" shall mean the Federal Bank Holding Company Act of 1956, as amended.

     "BUYER CAPITAL STOCK" shall mean, collectively, the Buyer Common Stock, the Buyer Preferred Stock and any other class or series of capital stock of Buyer.

     "BUYER COMMON STOCK" shall mean the $2.50 par value common stock of Buyer.

     "BUYER DISCLOSURE MEMORANDUM" shall mean the written information entitled "Acquiring Company Disclosure Memorandum" delivered prior to the date of this Agreement to Pioneer describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

     "BUYER ENTITIES" shall mean, collectively, Buyer and all Buyer
     Subsidiaries.

     "BUYER FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Buyer as of March 31, 1998 and as of December 31, 1997 and 1996, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the three months ended March 31, 1998 and for each of the three fiscal years ended December 31, 1997, 1996 and 1995, as filed by Buyer in SEC Documents, and (ii) the consolidated balance sheets of Buyer (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to March 31, 1998.

     "BUYER MATERIAL ADVERSE EFFECT" shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of Buyer and its Subsidiaries, taken as a whole, or
     (ii) the ability of Buyer to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and thrifts and their holding companies and applicable to Buyer, (c) actions and omissions of Buyer (or any of its Subsidiaries) taken with the prior informed written Consent of Pioneer in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of Buyer and its subsidiaries, including expenses incurred by Buyer in consummating the transactions contemplated by this Agreement.

     "BUYER PREFERRED STOCK" shall mean the no par value preferred stock of Buyer.

     "BUYER RIGHTS AGREEMENT" shall mean that certain Rights Agreement, dated December, 1998 between Buyer and First American Trust company, as Rights Agent, previously delivered to Pioneer.

     "BUYER RIGHTS" shall mean the preferred stock purchase rights issued pursuant to the Buyer Rights Agreement.

     "BUYER STOCK PLANS" shall mean the existing stock option and other stock-based compensation plans of Buyer designated as follows: the First American Corporation 1991 Employee Stock Incentive Plan, the First American Corporation 1993 Non-Employee Director Stock Option Plan, the First American Corporation STAR Award Plan, the First American Corporation First Incentive Reward Savings Thrift Plan, the First American Corporation Dividend Reinvestment and Stock Purchase Plan, the Heritage Federal Bancshares, Inc. 1994 Stock Option Plan for Non-Employee

     Directors and the 1992 Stock Option Incentive Compensation Plan for Non-Employee Directors, the Deposit Guaranty Corp. Stock-Based, Long-Term Incentive Plan dated April 15, 1986 and the Stock-Based Long-Term Incentive Plan II dated April 20, 1993.

     "BUYER SUBSIDIARIES" shall mean the Subsidiaries of Buyer, which shall include the Buyer Subsidiaries described in Section 6.4 and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Buyer in the future and held as a Subsidiary by Buyer at the Effective Time.

     "CERTIFICATE OF MERGER" shall mean the Certificate of Merger to be executed by Buyer and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by Section 1.1.

     "CLOSING DATE" shall mean the date on which the Closing occurs.

     "CONFIDENTIALITY AGREEMENTS" shall mean that certain Confidentiality Agreement, dated April 24, 1998, between Pioneer and Buyer.

     "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

     "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

     "DEFAULT" shall mean (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit,
     (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Pioneer Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.

     "DGCL" shall mean the Delaware General Corporation Law.

     "ENVIRONMENTAL LAWS" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

     "EQUITY RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "EXHIBITS" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

     "FANB" shall mean First American National Bank, a national banking association and a Buyer Subsidiary.

     "GAAP" shall mean United States generally accepted accounting principles, consistently applied during the periods involved.

     "HAZARDOUS MATERIAL" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

     "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

     "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

     "INTELLECTUAL PROPERTY" shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

     "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

     "KNOWLEDGE" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge after due inquiry of the chairman, president, chief financial officer, chief accounting officer, chief operating officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior, executive or other vice president of such Person.

     "LAW" shall mean any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

     "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

     "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which do not materially impair the use of or title to the Assets subject to such Lien.

     "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, governmental or other examination or investigation, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

     "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

     "NASD" shall mean the National Association of Securities Dealers, Inc.

     "NASDAQ NATIONAL MARKET" shall mean the National Market Inc.

     "NYSE" shall mean the New York Stock Exchange, Inc.

     "OPERATING PROPERTY" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

     "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

     "PARTICIPATION FACILITY" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

     "PARTY" shall mean either Pioneer or Buyer, and "Parties" shall mean both Pioneer and Buyer.

     "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

     "PERSON" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

     "PIONEER BANK" shall mean Pioneer Bank, a Tennessee bank and a Pioneer Subsidiary.

     "PIONEER COMMON STOCK" shall mean the $0.01 par value common stock of Pioneer.

     "PIONEER DISCLOSURE MEMORANDUM" shall mean the written information entitled "Pioneer Bancshares, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to Buyer describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

     "PIONEER ENTITIES" shall mean, collectively, Pioneer and all Pioneer Subsidiaries.

     "BUYER FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Buyer as of March 31, 1998 and as of December 31, 1997 and 1996, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the three months ended March 31, 1998 and for each of the three fiscal years ended December 31, 1997, 1996 and 1995, as filed by Buyer in SEC Documents, and (ii) the consolidated balance sheets of Buyer (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to March 31, 1998

     "PIONEER FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Pioneer as of March 31, 1998 and as of December 31, 1997 and 1996, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the three months ended March 31, 1998 and as of each of the three fiscal years ended December 31, 1997, 1996 and 1995, as filed by Pioneer in SEC Documents, and (ii) the consolidated balance sheets of Pioneer (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 1997.

     "PIONEER MATERIAL ADVERSE EFFECT" shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the financial position, business, or results of operations of Pioneer and its Subsidiaries, taken as a whole, or
     (ii) the ability of Pioneer to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and thrifts and their holding companies, (c) actions and omissions of Pioneer (or any of its Subsidiaries) taken with the prior informed written Consent of Buyer in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance or financial condition of Pioneer and its Subsidiaries, including expenses incurred by Pioneer in consummating the transactions contemplated by this Agreement.

     "PIONEER STOCK PLANS" shall mean the existing stock option and other stock-based compensation plans of Pioneer designated as follows: "The Pioneer Bancshares, Inc. 1994 Long-Term Incentive Plan" and the "Pioneer 401(k) and Employee Stock Ownership Plan".

     "PIONEER SUBSIDIARIES" shall mean the Subsidiaries of Pioneer, which shall include the Pioneer Subsidiaries described in Section 5.4 and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Pioneer in the future and held as a Subsidiary by Pioneer at the Effective Time.

     "PROXY STATEMENT" shall mean the proxy statement used by Pioneer to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of Buyer relating to the issuance of the Buyer Common Stock to holders of Pioneer Common Stock.

     "REGISTRATION STATEMENT" shall mean the Registration Statement on SEC Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Buyer under the 1933 Act with respect to the shares of Buyer Common Stock and related Buyer Rights to be issued to the shareholders of Pioneer in connection with the transactions contemplated by this Agreement.

     "REGULATORY AUTHORITIES" shall mean, collectively, the SEC, the NYSE, the NASD, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board), the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and all other federal, state, county, local or other governmental or regulatory agencies, authorities (including self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

     "REPRESENTATIVE" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative engaged by a Person.

     "SEC DOCUMENTS" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

     "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

     "SHAREHOLDERS' MEETING" shall mean the meeting of the shareholders of Pioneer to be held pursuant to Section 8.1, including any adjournment or adjournments thereof.

     "SIGNIFICANT SUBSIDIARY" shall mean any present or future consolidated Subsidiary of the Party in question, the assets of which constitute ten percent (10%) or more of the consolidated assets of such Party as reflected on such Party's consolidated statement of condition prepared in accordance with GAAP.

     "STOCK OPTION AGREEMENT" shall mean the stock option agreement of even date herewith issued to Buyer by Pioneer, substantially in the form of Exhibit 1.

     "SUBSIDIARIES" shall mean all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

     "SURVIVING CORPORATION" shall mean Buyer as the surviving corporation resulting from the Merger.

     "TAX RETURN" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

     "TAX" or "Taxes" shall mean any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

     "TBCA" shall mean the Tennessee Business Corporation Act.

(b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Allowance...............................  Section 5.9
Average Closing Price...................  Section 10.1(h)
Bank Merger.............................  Section 1.5
Bank Plan...............................  Section 1.5
Buyer Benefit Plans.....................  Section 6.15(a)
Buyer ERISA Plan........................  Section 6.15(a)
Buyer Pension Plan......................  Section 6.15(a)
Buyer SEC Reports.......................  Section 6.5(a)
Carson Medlin...........................  Section 5.21
Certificates............................  Section 4.1
Closing.................................  Section 1.2

Determination Date......................  Section 10.1(h)
Effective Time..........................  Section 1.3
ERISA Affiliate.........................  Section 5.15(d)
Exchange Agent..........................  Section 4.1
Exchange Ratio..........................  Section 3.1(b)
FAC Ratio...............................  Section 10.1(h)
Indemnified Party.......................  Section 8.12(a)
Index Group.............................  Section 10.1(h)
Index Price.............................  Section 10.1(h)
Index Ratio.............................  Section 10.1(h)
KBW.....................................  Section 5.21
Maximum Amount..........................  Section 8.12(b)
Merger..................................  Section 1.1
Pioneer Banks...........................  Section 1.5
Pioneer Benefit Plans...................  Section 5.15(a)
Pioneer Contracts.......................  Section 5.16
Pioneer ERISA Plan......................  Section 5.15(a)
Pioneer Options.........................  Section 3.6(a)
Pioneer SEC Reports.....................  Section 5.5(a)
Starting Date...........................  Section 10.1(h)
Starting Price..........................  Section 10.1(h)
Stock Option Agreement..................  Section 1.2
Tax Opinion.............................  Section 9.1(h)

(c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

11.2 Expenses.

(a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

(b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

11.3 Brokers and Finders. Except for Carson Medlin and KBW as to Pioneer and except for Salomon Smith Barney as to Buyer, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Pioneer or by Buyer, each of Pioneer and Buyer, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except, as to Section 8.6(b), for the Confidentiality Agreement). Nothing in this Agreement expressed or implied, is intended to confer upon any Person (whether as third party beneficiaries or otherwise), other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 8.12.

11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided that after any such approval by the holders of Pioneer Common Stock, there shall be made no amendment that reduces or modifies in any material respect the consideration to be received by holders of Pioneer Common Stock pursuant to Section 251(d) and 252(e) of the DGCL requires further approval by such shareholder.

11.6 Waivers.

(a) Prior to or at the Effective Time, Buyer, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Pioneer, to waive or extend the time for the compliance or fulfillment by Pioneer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer.

(b) Prior to or at the Effective Time, Pioneer, acting through its Board of Directors, Executive Committee of the Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Buyer, to waive or extend the time for the compliance or fulfillment by Buyer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Pioneer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Pioneer.

(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Pioneer:                  Pioneer Bancshares, Inc.
                          801 Broad Street
                          Chattanooga, Tennessee 37402
                          Telecopy Number: (423) 755-0161
                          Attention: Rodger B. Holley,
                          Chairman, President and CEO
Copy to Counsel:          Alston & Bird LLP
                          One Atlantic Center
                          1201 W. Peachtree Street
                          Atlanta, Georgia 30309-3423
                          Telecopy Number: (404) 881-4777
                          Attention: Ralph F. MacDonald, III
Buyer:                    First American Corporation
                          First American Center
                          Nashville, Tennessee 37237-0700
                          Telecopy Number: (615) 748-2412
                          Attention: Dale W. Polley, President
Copy to Counsel:          Mary Neil Price, Esq.
                          Executive Vice President and General Counsel
                          721 First American Center
                          Nashville, Tennessee 37237-0700
                          Telecopy Number: (615) 748-2538

11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Tennessee, without regard to any applicable conflicts of Laws.

11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

11.11 Captions; Articles and Sections. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise, on account of any party being considered the draftsman hereof. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

11.13 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its undersigned duly authorized officer as of the day and year first above written.

                                          FIRST AMERICAN CORPORATION

                                          By:       /s/ DALE W. POLLEY
                                             -----------------------------------
                                                       Dale W. Polley
                                                          President

                                          PIONEER BANCSHARES, INC.

                                          By:      /s/ RODGER B. HOLLEY
                                             -----------------------------------
                                                      Rodger B. Holley
                                                          President

                                                                      APPENDIX B

                             STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of May 28, 1998, by and between Pioneer Bancshares, Inc., a Delaware corporation ("Issuer"), and First American Corporation, a Tennessee corporation ("Grantee").

WHEREAS, Grantee and Issuer have entered into that certain Agreement and Plan of Merger, dated as of May 28, 1998 (the "Merger Agreement"), providing for, among other things, the merger of Issuer with and into Grantee, with Grantee as the surviving entity; and

WHEREAS, as a condition and inducement to Grantee's execution of the Merger Agreement, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);

NOW, THEREFORE, in consideration of the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

1. Defined Terms. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

2. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 748,222 shares (as adjusted as set forth herein, the "Option Shares," which shall include the Option Shares before and after any transfer of such Option Shares) of common stock, $0.01 par value per share ("Issuer Common Stock"), of Issuer at a purchase price per Option Share (subject to adjustment as set forth herein, the "Purchase Price") equal to $67.50; provided, however, that in no event shall the number of shares of Issuer Common Stock for which this Option is exercisable exceed 19.9% of the issued and outstanding Issuer Common Stock without giving effect to the shares subject to or issued pursuant to the Option.

3. Exercise of Option.

(a) Provided that (i) Grantee or Holder (as hereinafter defined), as applicable, shall not be in material breach of its agreements or covenants contained in this Agreement or the Merger Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, Holder may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event; provided that the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time, (B) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by Grantee pursuant to Section 10.1(b) or Section 10.1(c) thereof (but only if such termination was a result of a willful breach by Issuer) (each a "Default Termination")), (C) 12 months after a Default Termination (provided, that if, within 12 months after such termination of the Merger Agreement, a Purchase Event or a Preliminary Purchase Event shall occur, then notwithstanding anything to the contrary contained herein (including clause (D) of this sentence), this Option shall terminate 12 months after the first occurrence of such an event), and (D) 12 months after any termination of the Merger Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; provided further, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law. The term "Holder" shall mean the holder or holders of the Option from time to time, and which initially is the Grantee. The rights set forth in Section 8 shall terminate when the right to exercise the Option terminates (other than as a result of a complete exercise of the Option) as set forth herein.

(b) As used herein, a "Purchase Event" means any of the following events subsequent to the date of this Agreement:

      (i) without Grantee's prior written consent, Issuer shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than Grantee or any Subsidiary of Grantee) to effect an Acquisition Transaction (as defined below). As used herein, the term Acquisition Transaction shall mean (A) a merger, consolidation or similar transaction involving Issuer or any of its Subsidiaries (other than transactions solely between Issuer's Subsidiaries), (B) except as permitted pursuant to Section 7.1 of the Merger Agreement, the disposition, by sale, lease, exchange or otherwise, of Assets of Issuer or any of its Subsidiaries representing in either case 20% or more of the consolidated assets of Issuer and its Subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of Issuer or any of its Subsidiaries (any of the foregoing, an "Acquisition Transaction"); or

     (ii) any person (other than Grantee or any Subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act), other than a group of which Grantee or any of its Subsidiaries of Grantee is a member, shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the then-outstanding shares of Issuer Common Stock.

(c) As used herein, a "Preliminary Purchase Event" means any of the following events:

      (i) any person (other than Grantee or any Subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 20% or more of the then-outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

     (ii) the holders of Issuer Common Stock shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Merger

Agreement, in each case after it shall have been publicly announced that any person (other than Grantee or any Subsidiary of Grantee) shall have (A) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer, or (C) filed an application (or given a notice), whether in draft or final form, under any federal or state statute or regulation (including a notice filed under the HSR
Act) seeking the Consent to an Acquisition Transaction from any federal or state governmental or regulatory authority or agency.

     As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

(d) In the event Holder wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 30 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"), subject to possible extension in accordance with the next sentence. If prior Consent of any governmental or regulatory agency or authority is required in connection with such purchase, Issuer shall cooperate with Holder in the filing of the required notice or application for such Consent and the obtaining of such Consent and the Closing shall occur immediately following receipt of such Consents (and the expiration of any mandatory waiting periods).

4. Payment and Delivery of Certificates.

(a) On each Closing Date, Holder shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date, and (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified in Section 13(f) hereof.

(b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in Section 4(a), (i) Issuer shall deliver to Holder (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever and subject to no pre-emptive rights, and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Holder shall deliver to Issuer a letter agreeing that Holder shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

(c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

        THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF MAY 27, 1998. A COPY OF SUCH AGREEMENT WILL BE PROVIDED

TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

     It is understood and agreed that (i) the above legend shall be removed by delivery of substitute certificate(s) without such legend if Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act; (ii) the references in the above legend to the provisions of this Agreement shall be removed by delivery of substitute certificate(s) without such references if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference, and
     (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied.

5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

     (a) Issuer has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer. This Agreement has been duly executed and delivered by Issuer.

     (b) Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, and, at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, the number of shares of Issuer Common Stock necessary for Holder to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable pursuant to Section 7, upon issuance pursuant hereto, shall be duly and validly issued, fully paid, and nonassessable, and shall be delivered free and clear of all liens, claims, charges, and encumbrances of any kind or nature whatsoever, including any preemptive rights of any stockholder of Issuer.

6. Representations and Warrants of Grantee. Grantee hereby represents and warrants to Issuer that:

     (a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

     (b) This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Laws.

7. Adjustment upon Changes in Capitalization, etc.

(a) In the event of any change in Issuer Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Holder shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Holder would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a)), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Issuer Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

(b) In the event that Issuer shall enter into an agreement: (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger; (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that upon the consummation of any such transaction and upon the terms and conditions set forth herein, Holder shall receive for each Option Share with respect to which the Option has not been exercised an amount of consideration in the form of and equal to the per share amount of consideration that would be received by the holder of one share of Issuer Common Stock less the Purchase Price (and, in the event of an election or similar arrangement with respect to the type of consideration to be received by the holders of Issuer Common Stock, subject to the foregoing, proper provision shall be made so that Holder would have the same election or similar rights as would the holder of the number of shares of Issuer Common Stock for which the Option is then exercisable).

(c) Issuer shall not enter into any agreement of the type described in Section 7(b) unless the other party thereto consents to provide the funding required for Issuer to pay the Section 8 Repurchase Consideration.

8. Repurchase at the Option of Holder.

(a) Subject to the last sentence of Section 3(a), at the request of Holder at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d)) and ending 12 months immediately thereafter, Issuer shall repurchase from Holder the Option and all shares of Issuer Common Stock purchased by Holder pursuant hereto with respect to which Holder then has beneficial ownership. The date on which Holder exercises its rights under this Section 8 is referred to as the "Request Date." Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

       (i) the aggregate Purchase Price paid by Holder for any shares of Issuer Common Stock acquired by Holder pursuant to the Option with respect to which Holder then has beneficial ownership;

      (ii) the excess, if any, of (x) the Applicable Price (as defined below) for each share of Issuer Common Stock over (y) the Purchase Price (subject to adjustment pursuant to Section 7), multiplied by the number of shares of Issuer Common Stock with respect to which the Option has not been exercised; and

     (iii) the excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 7) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Holder for each share of Issuer Common Stock with respect to which the Option has been exercised and with respect to which Holder then has beneficial ownership, multiplied by the number of such shares.

(b) If Holder exercises its rights under this Section 8, Issuer shall, within 10 business days after the Request Date, pay the Section 8 Repurchase Consideration to Holder in immediately available funds, and contemporaneously with such payment Holder shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Holder then has beneficial ownership, and Holder shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Notwithstanding the foregoing, to the extent that prior notification to or Consent of any governmental or regulatory agency or authority is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Holder shall have the ongoing option to revoke its request for repurchase pursuant to Section 8, in whole or in part, or to require that Issuer deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for Consent and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such Consent). If any governmental or regulatory agency or authority disapproves of any part of Issuer's proposed repurchase pursuant to this
    Section 8, Issuer shall promptly give notice of such fact to Holder. If any governmental or regulatory agency or authority prohibits the repurchase in part but not in whole, then Holder shall have the right (i) to revoke the repurchase request or (ii) to the extent permitted by such agency or authority, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Holder shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request Date less the sum of the number of shares covered by the Option in respect of which payment has been made pursuant to Section 8(a)(ii) and the number of shares covered by the portion of the Option (if any) that has been repurchased. Holder shall notify Issuer of its determination under the preceding sentence within five business days of receipt of notice of disapproval of the repurchase.

    Notwithstanding anything herein to the contrary, all of Holder's rights under this Section 8 shall terminate on the date of termination of this Option pursuant to Section 3(a).

(c) For purposes of this Agreement, the "Applicable Price" means the highest of
    (i) the highest price per share of Issuer Common Stock paid for any such share by the person or groups described in Section 8(d)(i), (ii) the price per share of Issuer Common Stock received by holders of Issuer Common Stock in connection with any merger or other business combination transaction described in subsections 7(b)(i), 7(b)(ii) or 7(b)(iii), or (iii) the highest closing sales price per share of Issuer Common Stock quoted on the Nasdaq National Market (or if Issuer Common Stock is not quoted on the Nasdaq National Market, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded (including the OTC Bulletin Board) as reported by a recognized source chosen by Holder) during the 60 business days preceding the Request Date; provided, however, that in the event of a sale of less than all of Issuer's Assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by an independent nationally recognized investment banking firm selected by Holder and reasonably acceptable to Issuer (which determination shall be conclusive for all purposes of this Agreement), divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Holder and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of this Agreement.

(d) As used herein, "Repurchase Event" shall occur if (i) any person (other than Grantee or any Subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) or control or the right to acquire beneficial ownership or control, or any "group" (as such term is defined under the Exchange Act) shall have been formed which shall have acquired beneficial ownership or control or has the right to acquire beneficial ownership or control, of 50% or more of the then-outstanding shares of Issuer Common Stock, or (ii) any of the transactions described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) shall be consummated.

10. Registration Rights.

(a) For a period of 24 months, following termination of the Merger Agreement, Issuer shall, subject to the conditions of subparagraph (c) below, if requested by any Holder, including Grantee and any permitted transferee ("Selling Holder"), as expeditiously as possible prepare and file a registration statement under the Securities Laws if necessary in order to permit the sale or other disposition of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to Selling Holder upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Holder in such request (it being understood and agreed that any such sale or other disposition shall be effected on a widely distributed basis so that, upon consummation thereof, no purchaser or transferee shall beneficially own more than 5% of the shares of Issuer Common Stock then outstanding), including, without limitation, a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer shall use its reasonable best efforts to qualify such shares or other securities for sale under any applicable state securities laws.

(b) If Issuer at any time after the exercise of the Option proposes to register any shares of Issuer Common Stock under the Securities Laws in connection with an underwritten public offering of such Issuer Common Stock, Issuer will promptly give written notice to Holder of its intention to do so and, upon the written request of Holder given within 30 days after receipt of any such notice (which request shall specify the number of shares of Issuer Common Stock intended to be included in such underwritten public offering by Selling Holder), Issuer will cause all such shares, the holders of which shall have requested participation in such registration, to be so registered and included in such underwritten public offering; provided, that Issuer may elect to not cause any such shares to be so registered (i) if the underwriters in good faith object for valid business reasons, or (ii) in the case of a registration solely to implement a dividend reinvestment or similar plan, an employee benefit plan or a registration filed on Form S-4 or any successor form, or a registration filed on a form which does not permit registrations of resales; provided, further, that such election pursuant to clause (i) may only be made two times. If some but not all the shares of Issuer Common Stock, with respect to which Issuer shall have received requests for registration pursuant to this subparagraph (b), shall be excluded from such registration, Issuer shall make appropriate allocation of shares to be registered among Selling Holders and any other person (other than Issuer or any person exercising demand registration rights in connection with such registration) who or which is permitted to register their shares of Issuer Common Stock in connection with such registration pro rata in the proportion that the number of shares requested to be registered by each Selling Holder bears to the total number of shares requested to be registered by all persons then desiring to have Issuer Common Stock registered for sale.

(c) Issuer shall use all reasonable efforts to cause each registration statement referred to in subparagraph (a) above to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective, provided, that Issuer may delay any registration of Option Shares required pursuant to subparagraph (a) above for a period not exceeding 90 days provided Issuer shall in good faith determine that any such registration would adversely affect an offering or contemplated offering of other securities by Issuer, and Issuer shall not be required to register Option Shares under the Securities Laws pursuant to subparagraph (a) above:

      (i) prior to the earliest of (a) termination of the Merger Agreement pursuant to Section 10.1 thereof, (b) failure to obtain the requisite stockholder approval pursuant to Section 9.1(a) of the Merger Agreement, and (c) a Purchase Event or a Preliminary Purchase Event;

      (ii) on more than two occasions;

     (iii) more than once during any calendar year;

     (iv) within 90 days after the effective date of a registration referred to in subparagraph (b) above pursuant to which the Selling Holders concerned were afforded the opportunity to register such shares under the Securities Laws and such shares were registered as requested; and

      (v) unless a request therefor is made to Issuer by Selling Holders holding at least 15% or more of the aggregate number of Option Shares then outstanding.

     In addition to the foregoing, Issuer shall not be required to maintain the effectiveness of any registration statement after the expiration of nine months from the effective date of such registration statement. Issuer shall use all reasonable efforts to make any filings, and take all steps, under all applicable state securities laws to the extent necessary to permit the sale or other disposition of the Option Shares so registered in accordance with the intended method of distribution for such shares, provided, that Issuer shall not be required to consent to general jurisdiction or qualify to do business in any state where it is not otherwise required to so consent to such jurisdiction or to so qualify to do business.

(d) Except where applicable state law prohibits such payments, Issuer will pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses (including the fees and expenses of counsel), accounting expenses, legal expenses including the reasonable fees and expenses of one counsel to the Selling Holders, printing expenses, expenses of underwriters, excluding discounts and commissions but including liability insurance if Issuer so desires or the underwriters so require, and the reasonable fees and expenses of any necessary special experts) in connection with each registration pursuant to subparagraph (a) or (b) above (including the related offerings and sales by Selling Holders) and all other qualifications, notifications or exemptions pursuant to subparagraph (a) or
    (b) above. Underwriting discounts and commissions relating to Option Shares, fees and disbursements of counsel to the Selling Holders and any other expenses incurred by such Selling Holders in connection with any such registration shall be borne by such Selling Holders.

(e) In connection with any registration under subparagraph (a) or (b) above, Issuer hereby indemnifies the Selling Holders, and each underwriter thereof, including each person, if any, who controls such holder or underwriter within the meaning of Section 15 of the Securities Act, against all expenses, losses, claims, damages and liabilities caused by any untrue statement of a material fact contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such Selling Holder, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement, that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.

     Promptly upon receipt by a party indemnified under this subparagraph (e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this subparagraph (e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this subparagraph (e). In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party either agrees to pay the same, (ii) the indemnifying party falls to assume the defense of such action with counsel satisfactory to the indemnified party, or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interest of the indemnified party, in which case the indemnifying party shall be entitled to assume the defense of such action notwithstanding its obligation to bear fees and expenses of such counsel. No indemnifying party shall be liable for any settlement entered into without its consent, which consent may not be unreasonably withheld.

     If the indemnification provided for in this subparagraph (e) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by Issuer, all selling stockholders and the underwriters from the offering of the securities and also the relative fault of Issuer, all selling stockholders and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, that in no case shall any Selling Holder be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any holder to indemnify shall be several and not joint with other holders.

     In connection with any registration pursuant to subparagraph (a) or (b) above, Issuer and each Selling Holder (other than Grantee) shall enter into an agreement containing the indemnification provisions of this subparagraph
     (e).

 (f) Issuer shall comply with all reporting requirements and will do all such other things as may be necessary to permit the expeditious sale at any time of any Option Shares by Holder in accordance with and to the extent permitted by any rule or regulation promulgated by the SEC from time to time, including, without limitation, Rules 144 and 144A. Issuer shall at its expense provide Holder with any information necessary in connection with the completion and filing of any reports or forms required to be filed by them under the Securities Laws, or required pursuant to any state securities laws or the rules of any stock exchange.

 (g) Issuer will pay all stamp taxes in connection with the issuance and the sale of the Option Shares and in connection with the exercise of the Option, and will save Holder harmless, without limitation as to time, against any and all liabilities, with respect to all such taxes.

11. Quotation; Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation or trading or listing on the Nasdaq National Market or any securities exchange or any automated quotations system maintained by a self-regulatory organization, Issuer, upon the request of Holder, will promptly file an application, if required, to authorize for quotation or trading or listing the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the Nasdaq National Market or any securities exchange or any automated quotations system maintained by a self-regulatory organization and will use its reasonable efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

12. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Holder, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

13. Miscellaneous.

(a) Expenses. Except as otherwise provided in Section 11, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

(b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(c) Entire Agreement; No Third-Party Beneficiary; Severability. This Agreement, together with the Merger Agreement and the other documents and instruments referred to herein and therein, between Grantee and Issuer (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto (other than any transferees of the Option Shares or any permitted transferee of this Agreement pursuant to Section 13(h)) any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state governmental or regulatory agency or authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Holder to acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Sections 3 and 8 (as adjusted pursuant to Section 7), it is the express intention of Issuer to allow Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

(d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law rules.

(e) Descriptive Headings. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by reliable overnight delivery service to the parties at the addresses set forth in the Merger Agreement(or at such other address for a party as shall be specified by like notice).

(g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

(h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Grantee may assign this Agreement to a wholly owned Subsidiary of Grantee and Grantee may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

(i) Further Assurances. In the event of any exercise of the Option by Holder, Issuer and Holder shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

(j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

 (k) Confidentiality Agreement. The parties hereto agree that this Agreement supersedes any provision of the Confidentiality Agreement that could be interpreted to preclude the exercise of any rights or the fulfillment of any obligations under this Agreement, and that none of the provisions included in the Confidentiality Agreement will act to preclude Holder from exercising the Option or exercising any other rights under this Agreement or act to preclude Issuer from fulfilling any of its obligations under this Agreement.

IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

ATTEST:                                                PIONEER BANCSHARES, INC.

             By: /s/ RALPH M. WEST                                 By: /s/ RODGER B. HOLLEY
  -------------------------------------------            -------------------------------------------
                   Secretary                                              President

[CORPORATE SEAL]

ATTEST:                                                FIRST AMERICAN CORPORATION

            By: /s/ MARY NEIL PRICE                                 By: /s/ DALE W. POLLEY
  -------------------------------------------            -------------------------------------------
                   Secretary                                              President

[CORPORATE SEAL]

                                                                      APPENDIX C

                    OPINION OF KEEFE, BRUYETTE & WOODS, INC.

                                                                October 28, 1998

Board of Directors
Pioneer Bancshares, Inc.
801 Broad Street
Chattanooga, TN 37402

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the common stockholders of Pioneer Bancshares, Inc. ("Pioneer") of the consideration to be received by such stockholders in the proposed merger (the "Merger") of Pioneer with and into First American Corporation. ("First American"), pursuant to the Agreement and Plan of Merger ("Agreement") dated as of May 28, 1998, between Pioneer and First American (the "Agreement"). Under the terms of the Merger, stockholders of Pioneer will receive 1.65 shares of First American's common stock, subject to adjustment as described in the Agreement (the "Exchange Ratio") for each of their shares of common stock, par value $.01 per share of Pioneer. It is our understanding that the Merger will be accounted for as a pooling accounting transaction under generally accepted accounting practices.

Keefe, Bruyette & Woods, Inc. as part of its investment banking business, is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Pioneer and First American and as a market maker in securities we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Pioneer and First American for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of Pioneer in rendering this fairness opinion and will receive a fee from Pioneer for our services.

In rendering our opinion, we have (i) reviewed, among other things, the Merger Agreement, Annual Reports to stockholders and Annual Reports on Form 10-K of Pioneer and First American for the four years ended December 31, 1997, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Pioneer and First American, and certain internal financial analyses and forecasts for Pioneer prepared by management; (ii) held discussions with members of senior management of Pioneer and First American regarding past and current business operations, regulatory relationships, financial condition and future prospects of the respective companies; (iii) compared certain financial and stock market information for First American with similar information for certain other companies the securities of which are publicly traded; (iv) reviewed the financial terms of certain recent business combinations in the savings industry; and (v) performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying any of such information. We have relied upon the management of Pioneer as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of Pioneer and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have also assumed, without independent verification, that the aggregate allowances for loan losses for Pioneer and First American are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Pioneer or First American, nor have we examined any individual credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of Pioneer and First American; (ii) the assets and liabilities of Pioneer and First American; and (iii) the nature and terms of certain other merger transactions involving thrift and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the common stockholders of Pioneer.

                                          Very truly yours,

                                           /s/ KEEFE, BRUYETTE & WOODS, INC.
                                          KEEFE, BRUYETTE & WOODS, INC.

                                                                      APPENDIX D

                      OPINION OF THE CARSON MEDLIN COMPANY

                                                                October 28, 1998

Board of Directors
Pioneer Bancshares, Inc.
P. O. Box 1527
Chattanooga, TN

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Pioneer Bancshares, Inc. ("Pioneer") of the exchange ratio pursuant to the terms of the Agreement and Plan of Merger dated May 28, 1998 (the "Agreement") between Pioneer and First American Corporation, Nashville, Tennessee ("First American") pursuant to which Pioneer shall be merged with and into First American (the "Merger"). Under the terms of the Agreement, each of the outstanding shares of Pioneer Common Stock shall be converted into and exchanged for the right to receive 1.65 shares of First American Common Stock (the "Exchange Ratio"). The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

The Carson Medlin Company is a National Association of Securities Dealers, Inc.
(NASD) member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of our investment banking activities, we are regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in Tennessee and the major commercial banks operating in that market. We have been retained by Pioneer in a financial advisory capacity to render our opinion hereunder, for which we will receive compensation.

In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of First American and Pioneer. We have reviewed:
(i) the Agreement; (ii) the annual reports to shareholders of First American, including audited financial statements for the five years ended December 31, 1997; (iii) audited financial statements of Pioneer for the five years ended December 31, 1997; (iv) the unaudited interim financial statements of First American for the six months ended June 30, 1998; (v) the unaudited interim financial statements of Pioneer for the six months ended June 30, 1998; (vi) certain financial and operating information with respect to the business, operations and prospects of First American and Pioneer; (vii) this Prospectus/Proxy Statement. We also: (i) held discussions with members of the senior management of First American and Pioneer regarding historical and current business operations, financial condition and future prospects of their respective companies; (ii) reviewed the historical market prices and trading activity for the common stocks of First American and Pioneer and compared them with those of certain publicly traded companies which we deemed to be relevant;
(iii) compared the results of operations of First American and Pioneer with those of certain banking companies which we deemed to be relevant; (iv) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations;

(v) analyzed the pro forma financial impact of the Merger on First American; and
(vi) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the assets of First American or Pioneer. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

Based upon the foregoing, it is our opinion that the Exchange Ratio provided for in the Agreement is fair, from a financial point of view, to the shareholders of Pioneer Bancshares, Inc.

                                          Very truly yours,

                                             /s/ THE CARSON MEDLIN COMPANY
                                          THE CARSON MEDLIN COMPANY

                                                                      APPENDIX E

                          SECTION 262 OF THE DELAWARE
                            GENERAL CORPORATION LAW

SEC. 262 APPRAISAL RIGHTS.

(a) Any shareholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the shareholder's shares of stock under the circumstances described in subsections (b) and (c) of this Section. As used in this section, the word "shareholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251 (other than a merger effected pursuant to Section 251(g) of this title), 252, 254, 257, 258, 263, or 264 of this title:

     (1) Provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b. Shares of stock of any other corporation, or depository receipts in respect thereof (or depository receipts in respect thereof), which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

        c. Cash in lieu of fractional shares or depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

        d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this Section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its shareholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each shareholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand for appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to Section 228 or
         Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this Section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such shareholders of the effective date of the merger or consolidation. Any shareholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify shareholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each shareholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the shareholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such shareholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any shareholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the shareholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the shareholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the shareholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any shareholder fails to comply with such direction, the Court may dismiss the proceedings as to such shareholder.

(h) After determining the shareholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceedings, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the shareholder entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this Section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such shareholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a shareholder, the Court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no shareholder who has demanded his appraisal rights as provided in subsection (d) of this Section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this Section, or if such shareholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this Section or thereafter with the written approval of the corporation, then the right of such shareholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any shareholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.